Subject to completion, as filed with the Securities and Exchange Commission on May 23, 2006.
Registration No. 333-133753

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Alltel Holding Corp.
(Exact name of registrant as specified in its charter)

Delaware	4813	20-3767946
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Allied Drive
Little Rock, Arkansas 72202
(501) 905-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John P. Fletcher, Esq.
Executive Vice President and General Counsel
Alltel Holding Corp.
4001 Rodney Parham Road
Little Rock, AR 72212
Tel. (501) 748-7900
Fax (501) 748-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard N. Massey, Esq. Executive Vice President And Secretary Alltel Corporation One Allied Drive Little Rock, AR 72202 Tel. (501) 905-8000 Fax (501) 905-0962	Daniel L. Heard, Esq. Kutak Rock LLP 425 W. Capitol Avenue Suite 1100 Little Rock, AR 72201 Tel. (501) 975-3000 Fax (501) 975-3001
     Approximate date of commencement of proposed sale to public: As soon as practicable following the effective date of this Registration Statement and the date on which all other conditions to the merger of Alltel Holding Corp. with and into Valor Communications Group, Inc. pursuant to the merger agreement described in the enclosed document have been satisfied or waived.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Unit	Offering Price(2)	Registration Fee(3)

Common Stock, par value $.01 per share	389,107,443 shares	N/A	$3,595,352,774	$384,703

(1)	This Registration Statement relates to shares of common stock, par value $.01 per share, of Alltel Holding Corp. (“Spinco”) which will be distributed pursuant to a spin-off transaction to a third-party exchange agent for the benefit of holders of common stock, par value $1 per share, of Alltel Corporation (“Alltel”) and which will be immediately converted into that number of shares of common stock , par value $0.0001, of Valor Communications Group, Inc. (“Valor”) that Alltel stockholders will be entitled to receive pursuant to the proposed merger of Spinco with and into Valor. The amount of Spinco common stock to be registered represents the maximum number of shares of Spinco common stock that will be distributed to the third party exchange agent for the benefit of holders of Alltel common stock upon consummation of the spin-off. One share of Spinco common stock will be distributed to the exchange agent for each share of Alltel common stock outstanding on the record date of the spin-off. Because it is not possible to accurately state the number of shares of Alltel common stock that will be outstanding as of the record date of the spin-off, this calculation is based on 388,857,700 shares of Alltel common stock outstanding as of April 28, 2006.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act, based on the book value (computed as of April 28, 2006, the most recent date for which such information is available) of the common stock of Spinco.

(3)	Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act of 1933 by multiplying (A) the proposed maximum aggregate offering price for all securities to be registered by (B) 0.000107. A total of $400,070.83 was previously paid by the Valor in connection with the filing of the Registration Statement on Form S-4 on February 28, 2006 (File No. 333-132073) and Amendment 1 thereto filed on April 12, 2006 (File No. 333-132073). Thus, the aggregate registration fees payable in connection with the transaction have previously been paid. Accordingly, no filing fee is paid herewith.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/ prospectus-information statement is not complete and may be changed. Valor Communications Group, Inc. may not distribute or issue the shares of Valor common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/ prospectus-information statement is not an offer to distribute these securities and Valor Communications Group, Inc. is not soliciting offers to receive these securities in any state where such offer or distribution is not permitted.

SUBJECT TO COMPLETION DATED MAY 23, 2006

[ •  ], 2006
To the Stockholders of Valor Communications Group, Inc.:
     As previously announced, the Board of Directors of Valor Communications Group, Inc. has unanimously approved a strategic merger that will combine Valor and the wireline telecommunications business of Alltel Corporation. Pursuant to the Agreement and Plan of Merger Valor entered into on December 8, 2005, as amended on May 18, 2006, with Alltel Corporation and Alltel Holding Corp. (which we refer to as “Spinco”), Spinco will merge with and into Valor and Valor will survive as a stand-alone company and will hold and conduct the combined business operations of Valor and Spinco. Following completion of the merger, the separate existence of Spinco will cease. The merger will take place immediately after Alltel contributes the assets making up its wireline telecommunications business to Spinco and distributes the common stock of Spinco to a third-party exchange agent for the benefit of its stockholders. As a result of the transactions, Alltel will receive approximately $4.2 billion of combined cash proceeds and debt reduction (on a consolidated basis). Immediately following the merger, Valor will change its name to “Windstream Corporation” and its common stock will be quoted on the New York Stock Exchange and will be traded under the ticker symbol “WIN”.
     Valor will issue an aggregate number of shares of common stock to Alltel stockholders pursuant to the merger such that when the merger is completed, Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream Corporation on a fully diluted basis. To achieve this result, the aggregate number of shares of Valor common stock that will be issued in the merger will be equal to 5.667 multiplied by the aggregate number of shares of Valor common stock outstanding on a fully diluted basis immediately prior to the effective time. Therefore, this number and the value of the per share merger consideration Alltel Stockholders will receive will not be known until the effective time of the merger. Although, based on its current shares outstanding, Valor expects to issue approximately 405,000,000 shares of common stock to Alltel stockholders in the aggregate, or approximately 1.04 shares of common stock per each share of Alltel common stock held by Alltel stockholders, pursuant to the merger, any increase or decrease in the number of shares of Valor common stock outstanding that occurs for any reason prior to the effective time of the merger would cause these numbers to change. Therefore, we cannot provide a minimum or maximum number of shares that will be issued in the merger, however, we expect that the number of shares of Valor common stock will not change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In all cases, however, the amount of shares to be issued will yield the 85/15 relative post-merger ownership percentage described above. Based on the closing price of Valor common stock on May 22, 2006 of $12.78, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.29 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive to also change. The number of shares of Valor common stock to be issued to Alltel stockholders in the merger will not be adjusted as a result of fluctuations in the market price of Valor common stock. For a more complete discussion of the calculation of the number of shares of Valor common stock to be issued pursuant to the merger, see the section titled “The Transactions — Calculation of Merger Consideration” on page [ •  ] of the accompanying proxy statement/ prospectus-information statement. Before Valor may issue these shares the Valor certificate of incorporation must be amended to increase the authorized shares of Valor common stock from 200,000,000 to 1,000,000,000. Existing shares of Valor common stock will remain outstanding.
     We cordially invite you to attend the annual meeting of Valor stockholders to be held on Tuesday, June 27, 2006 at the Sheraton New York Hotel & Towers, 811 Seventh Avenue, New York, New York 10019, at 2:00 p.m., local time. At the annual meeting, we will ask you to consider and vote on proposals to adopt and approve the merger agreement and the transactions contemplated thereby. You will also be asked to elect directors and act on other matters normally considered at Valor’s annual meeting. The Board of Directors of Valor has unanimously approved the merger agreement and unanimously recommends that the Valor stockholders vote FOR the proposals to (i) adopt the merger agreement, (ii) approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, and (iii) approve the issuance of Valor common stock pursuant to the merger, each of which is necessary to effect the merger, as well as FOR the adoption of the 2006 Equity Incentive Plan (which is conditioned upon stockholder approval of the merger proposals), the Board’s nominees for director and the ratification of Valor’s independent auditors.
     Your vote is very important. We cannot complete the merger unless the proposals relating to the adoption of the merger agreement, the amendment to Valor’s certificate of incorporation and bylaws pursuant to the merger and the issuance of Valor stock pursuant to the merger are adopted by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Valor common stock entitled to vote at the annual meeting. Only stockholders who owned shares of Valor common stock at the close of business on May 5, 2006 will be entitled to vote at the annual meeting. Whether or not you plan to be present at the annual meeting, please complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card. If you hold your shares in “street name”, you should instruct your broker how to vote in accordance with your voting instruction form. If you do not submit your proxy, instruct your broker how to vote your shares, or vote in person at the annual meeting, it will have the same effect as a vote against adoption of the merger agreement.
     You should be aware that certain stockholders have already agreed with Alltel to vote or cause to be voted all of the Valor shares they own in favor of the adoption of the merger agreement, the amendment of the Valor organizational documents in their entirety pursuant to the merger increasing the authorized shares of Valor common stock and the issuance of Valor common stock pursuant to the merger. Further, you should also be aware that our directors and executive officers have either entered into this agreement with Alltel or otherwise indicated that they intend to vote their Valor common shares FOR the merger proposals. These stockholders and our executive officers and directors together hold an aggregate of approximately 42% of the aggregate number of votes entitled to be cast.
     The accompanying proxy statement/ prospectus-information statement explains the merger, the merger agreement and the transactions contemplated thereby and provides specific information concerning the annual meeting. Please review this document carefully. You should consider the matters discussed under the heading “Risk Factors — Risks Relating to the Spin-Off and the Merger” on page 23 of the accompanying proxy statement/ prospectus-information statement before voting.
     On behalf of our Board of Directors, I thank you for your support and appreciate your consideration of this matter.

Sincerely,

John J. Mueller
President and Chief Executive Officer
Member of the Board of Directors
     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/ prospectus-information statement or the Valor Communications Group, Inc. common stock to be issued in connection with the spin-off and merger, or determined if this proxy statement/ prospectus-information statement is accurate or adequate. Any representation to the contrary is a criminal offense.
This proxy statement/ prospectus-information statement is dated [ •  ], 2006, and is first being mailed to stockholders on or about [ •  ], 2006.

ALLTEL CORPORATION
One Allied Drive  •  Little Rock, Arkansas 72202
Telephone (501) 905-8000
www.alltel.com
[ •  ], 2006
To the Stockholders of Alltel Corporation:
      On December 9, 2005, we announced that we would spin-off for the benefit of our stockholders shares of Alltel Holding Corp. (which we refer to as “Spinco”), a subsidiary of Alltel Corporation into which we will contribute our wireline telecommunications business, and that Spinco would then merge with Valor Communications Group, Inc. After the spin-off and merger, Valor, which will be renamed “Windstream Corporation,” will be a separately traded public company that will own and operate the combined businesses of Spinco and Valor. The new company’s common stock will be listed on the New York Stock Exchange under the trading symbol “WIN.”
      It is presently estimated that approximately 1.04 shares of Valor common stock will be issued to Alltel stockholders for each share of Spinco common stock they are entitled to receive on the distribution date. However, this amount will be calculated based on the fully diluted number of shares of Valor common stock outstanding immediately prior to the effective time of the merger and Alltel common stock outstanding on the record date for the spin-off, which Alltel will publicly announce prior to the expected completion of the spin-off and merger, and therefore will not be finally determined until the effective time. As a result, the estimated ratio of 1.04 shares of Valor common stock for each share of Alltel common stock would change to the extent the number of shares of Alltel common stock or Valor common stock outstanding changes for any reason prior to these times, however, we expect that the number of shares of Valor common stock will not change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In all cases, however, when the merger is completed, Alltel’s stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream Corporation on a diluted basis. Based on the closing price of Valor common stock on May 22, 2006 of $12.78, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.29 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive in the merger to also change. A more complete discussion of the calculation of the number of shares of Valor common stock to be issued pursuant to the merger is contained in the accompanying proxy statement/ prospectus-information statement. You and all other holders of Alltel common stock will not be required to pay for the shares of Valor common stock you receive and you will also retain all of your shares of Alltel common stock.
      This transaction represents a significant strategic step that will sharpen Alltel’s focus on its higher growth wireless telecommunications business. The spin-off will also allow Alltel stockholders to benefit from the success and upside potential of the new company.
      Alltel Corporation’s Board of Directors has determined that the spin-off of the wireline business and the combination with Valor is advisable and in the best interests of Alltel and its stockholders, and has approved the proposed transaction. You need not take any action to participate in the spin-off or the merger. No vote of Alltel Corporation stockholders is required in connection with this transaction.
      The following document contains important information describing the terms of the spin-off and the merger. We encourage you to read it carefully.
      We look forward to completing the spin-off and merger and to the exciting opportunities it presents for our stockholders.

Sincerely,

Scott T. Ford
President and Chief Executive Officer

Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD [ •  ], 2006
To the Stockholders of Valor Communications Group, Inc.:
      The annual meeting of stockholders of Valor Communications Group, Inc. will be held on Tuesday, June 27, 2006 at the Sheraton New York Hotel & Towers, 811 Seventh Avenue, New York, New York 10019, at 2:00 p.m., local time. The annual meeting is being held for the following purposes:

1. to adopt the Agreement and Plan of Merger, dated as of December 8, 2005 and amended on May 18, 2006, as such may be further amended from time to time (the “Merger Agreement”), by and among Alltel Corporation, Alltel Holding Corp. (“Spinco”) and Valor Communications Group, Inc., pursuant to which (i) Spinco will merge with and into Valor, after which Valor will survive as a stand-alone company and will hold and conduct the combined business operations of Valor and Spinco and (ii) Valor will issue an aggregate number of shares in the merger equal to 5.667 multiplied by Valor’s total number of shares of common stock outstanding on a fully diluted basis immediately prior to the merger, which we expect to equal approximately 405,000,000 shares;

2. to approve the amendment of the certificate of incorporation of Valor pursuant to the merger to increase the authorized number of shares of Valor common stock from 200,000,000 to 1,000,000,000;

3. to approve the issuance of up to 405,000,000 shares of Valor common stock to Alltel stockholders in accordance with the terms of the Merger Agreement;

4. to adopt and approve the 2006 Equity Incentive Plan, a copy of which is attached as Annex G to this proxy statement/ prospectus-information statement;

5. to elect eleven (11) directors to serve until the 2007 Annual Meeting of Stockholders or until their successors are duly elected and qualified or until their earlier removal, resignation or death;

6. to ratify the appointment of Deloitte & Touche LLP as Valor’s independent registered public accounting firm for the fiscal year ending December 31, 2006 or until their earlier removal or termination;

7. to adjourn the annual meeting, if necessary, to solicit additional proxies for the adoption of the merger agreement, approval of the amendment to the Certificate of Incorporation and Bylaws of Valor pursuant to the merger or approval of the issuance of shares of Valor common stock pursuant to the merger; and

8. to transact any and all other business that may properly come before the annual meeting or any adjourned session of the annual meeting.

      THE PROPOSALS SET FORTH IN ITEMS ONE THROUGH THREE ABOVE ARE CONDITIONED ON THE OTHER TWO AND APPROVAL OF EACH IS REQUIRED FOR COMPLETION OF THE MERGER. The proposal set forth in item four is conditioned upon the approval of the first three items. Furthermore, you should be aware that if the merger is completed, then by virtue of the merger the persons elected at the annual meeting to serve as directors shall be replaced by the persons who serve as directors of Spinco immediately prior to the merger. It is currently anticipated that Valor’s post-merger Board of Directors will consist of the following nine persons: Jeffery R. Gardner (who most recently served as Alltel’s Executive Vice President — Chief Financial Officer), Francis X. Frantz (who most recently served as Alltel’s Executive Vice President — External Affairs, General Counsel and Secretary), Anthony J. de Nicola (the current Chairman of Valor’s Board of Directors) and six directors designated by Alltel. You should also be aware that if the merger is completed, PricewaterhouseCoopers LLP will become Valor’s post-merger independent registered public accounting firm for the fiscal year ending December 31, 2006.
      Only stockholders who owned shares of Valor common stock at the close of business on May 5, 2006, the record date for the annual meeting, are entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement of it. A stockholders’ list will be available for inspection by any stockholder entitled to vote at the annual meeting during ordinary business hours at Valor’s principal offices for ten days prior to the annual meeting as well as at the location of the annual meeting for the entire time of the annual meeting.

      The merger agreement and the merger, along with the other transactions which would be effected in connection with the merger, are described more fully in the attached proxy statement/ prospectus-information statement, and we urge you to read it carefully. Valor stockholders have no appraisal rights under Delaware law in connection with the merger.
      THE VALOR COMMUNICATIONS GROUP, INC. BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT VALOR STOCKHOLDERS VOTE FOR THE PROPOSALS TO ADOPT THE MERGER AGREEMENT, TO APPROVE THE INCREASE OF THE NUMBER OF AUTHORIZED SHARES OF VALOR COMMON STOCK PURSUANT TO THE MERGER, AND TO APPROVE THE ISSUANCE OF VALOR COMMON STOCK PURSUANT TO THE MERGER, EACH OF WHICH IS NECESSARY TO EFFECT THE MERGER, AS WELL AS FOR THE ADOPTION OF THE 2006 EQUITY INCENTIVE PLAN (WHICH IS CONDITIONED UPON STOCKHOLDER APPROVAL OF THE MERGER PROPOSALS), THE BOARD’S NOMINEES FOR DIRECTOR AND FOR THE RATIFICATION OF VALOR’S INDEPENDENT AUDITORS AND, IF NECESSARY, THE ADJOURNMENT OF THE ANNUAL MEETING TO SOLICIT ADDITIONAL PROXIES FOR THE MERGER PROPOSALS.
      To ensure that your shares of Valor common stock are represented at the annual meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the envelope provided. Any executed but unmarked proxy cards will be voted in accordance with the recommendations of the Valor Board of Directors, including FOR adoption of the merger agreement and FOR the election of Board of Director’s nominees for director. Valor stockholders may revoke their proxy in the manner described in the accompanying proxy statement/ prospectus-information statement before it has been voted at the annual meeting.

By Order of the Board of Directors,
Irving, Texas
[ •  ], 2006
YOUR VOTE IS VERY IMPORTANT
Whether or not you plan to be present at the annual meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote shares by calling the toll-free telephone number or by submitting a proxy via the Internet as described in the instructions included with your proxy card or voting information form.

REFERENCES TO ADDITIONAL INFORMATION
      This proxy statement/ prospectus-information statement incorporates important business and financial information about Valor Communications Group, Inc. from documents previously filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/ prospectus-information statement. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/ prospectus-information statement by requesting them in writing, by telephone or by e-mail from Valor with the following contact information or on Valor’s website at www.valortelecom.com:
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
Attn: Investor Relations
Tel: (866) 779-1296
Email: investorrelations@valortelecom.com
      If you would like to request any documents, please do so by June 16, 2006 in order to receive them before the annual meeting.
      See “Where You Can Find Additional Information” for more information about the documents referred to in this proxy statement/ prospectus-information statement.
      In addition, if you have questions about the merger you may contact:
17 State Street, 10th Floor
New York, NY 10004
Call toll free: (888) 206-1124
      ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS-INFORMATION STATEMENT WITH RESPECT TO ALLTEL OR SPINCO AND THEIR SUBSIDIARIES HAS BEEN PROVIDED BY ALLTEL. ALL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/ PROSPECTUS-INFORMATION STATEMENT WITH RESPECT TO VALOR (INCLUDING THE FINANCIAL ADVISORS TO VALOR) AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY VALOR.

ANNEX A-1	AGREEMENT AND PLAN OF MERGER
ANNEX A-2	AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
ANNEX B	DISTRIBUTION AGREEMENT
ANNEX C	VOTING AGREEMENT
ANNEX D-1	OPINION OF WACHOVIA SECURITIES
ANNEX D-2	OPINION OF BEAR, STEARNS & CO. INC.
ANNEX E	FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF WINDSTREAM
ANNEX F	FORM OF AMENDED AND RESTATED BYLAWS OF WINDSTREAM
ANNEX G	2006 EQUITY INCENTIVE PLAN
ANNEX H	VALOR AUDIT COMMITTEE CHARTER
ANNEX I-1	PROJECTED FINANCIAL INFORMATION PROVIDED BY VALOR COMMUNICATIONS GROUP, INC. TO ALLTEL CORPORATION AND ALLTEL’S FINANCIAL ADVISORS
ANNEX I-2	PROJECTED FINANCIAL INFORMATION PROVIDED BY ALLTEL CORPORATION TO VALOR COMMUNICATIONS GROUP, INC. AND VALOR’S FINANCIAL ADVISORS
EX-4.1: FOR OF AMENDED SECURITYHOLDERS' AGREEMENT
EX-8.1: OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
EX-8.2: OPINION OF KIRKLAND & ELLIS LLP
EX-23.1: CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.2: CONSENT OF DELOITTE & TOUCHE LLP
EX-99.2: CONSENT OF WACHOVIA SECURITIES
EX-99.3: CONSENT OF BEAR, STEARNS & CO. INC.
EX-99.4: OPINION OF DUFF & PHELPS, LLC
EX-99.5: OPINION OF DUFF & PHELPS, LLC

v

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Q:	What are Valor Communications Group, Inc. stockholders being asked to vote on at the annual meeting?

A:	Valor Communications Group, Inc. (also referred to herein as “Valor”) stockholders are being asked to consider and vote upon proposals to adopt the merger agreement entered into among Valor, Alltel Corporation (also referred to herein as “Alltel”) and Alltel Holding Corp. (also referred to herein as “Spinco”), to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger and to adopt the 2006 Equity Incentive Plan. Other matters to be considered and voted upon at the annual meeting are the election of directors, ratification of Valor’s independent auditors and such other matters as may properly come before the meeting.

Q:	What will happen in the spin-off?

A:	First, Alltel will contribute its wireline telecommunications business to Spinco in exchange for, among other things, a special dividend in the aggregate amount of approximately $2.275 billion and the distribution by Spinco to Alltel of certain Spinco debt securities, which Alltel intends to exchange for outstanding Alltel debt securities or otherwise transfer to Alltel’s creditors representing approximately $1.673 billion in debt reduction to Alltel. As the sole stockholder of Spinco, Alltel will receive 100% of the special dividend. After the contribution and immediately prior to the merger, Alltel will spin-off Spinco by distributing all of the shares of Spinco common stock to a third-party exchange agent to be held for the benefit of Alltel stockholders on a pro rata basis. Such shares will be immediately converted into that number of shares of Valor common stock Alltel stockholders will be entitled to receive in the merger. As a result, Alltel stockholders will never hold Spinco securities.

Q:	What will happen in the merger?

A:	In the merger, Spinco will merge with and into Valor in accordance with the terms of the merger agreement. Valor will survive the merger as a stand-alone company holding and conducting the combined business operations of Valor and Spinco. Immediately following the merger, Valor will change its name to Windstream Corporation and its common stock will be quoted on the New York Stock Exchange under the symbol “WIN”. For ease of reference, throughout this proxy statement/prospectus-information statement we will refer to Windstream Corporation, the new company formed by the merger of Valor and Spinco as “Windstream.”

Q:	What will Alltel Corporation stockholders be entitled to receive pursuant to the transactions?

A:	As a result of the merger, it is currently estimated that Alltel stockholders will be entitled to receive approximately 1.04 shares of Valor common stock for each share of Alltel common stock that they own as of the record date for the spin-off. However, this amount will be finally determined at the effective time of the merger based on Valor shares outstanding immediately prior to the effective time and Alltel shares outstanding on the record date for the spin-off. Therefore will change to the extent that Valor or Alltel’s shares outstanding at such times are not the same as our estimates due to increases or decreases in share amounts for any reason, however, we expect that the number of shares of Valor common stock will not change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. Based on the closing price of Valor common stock on May 22, 2006 of $12.78, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.29 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive in the merger to also change. No fractional shares of Valor common stock will be issued to Alltel stockholders in the merger. Alltel stockholders that otherwise would be entitled to a fraction of a Valor common share will be entitled to receive a cash payment in lieu of issuance of that fractional share. See “The Merger Agreement — Merger Consideration” on page [ • ]. Following the merger, approximately 85% of the outstanding common shares of Windstream will be held by Alltel stockholders collectively.

Q:	Has Alltel set a record date for the distribution of Spinco shares in the spin-off?

A:	No. Alltel will publicly announce the record date when it has been determined. This announcement will be made prior to the completion of the spin-off and the merger.

Q:	What should Alltel stockholders do now?

A:	Alltel common stockholders should carefully read this proxy statement/ prospectus-information statement, which contains important information about the spin-off, the merger, Spinco and Valor. Alltel stockholders are not required to take any action to approve the spin-off, the merger or any of the transactions contemplated thereby. After the merger, Windstream will mail to holders of Alltel common stock who are entitled to receive shares of Valor common stock book-entry statements evidencing their ownership of Valor common stock and other information regarding their receipt of Valor common stock.

ALLTEL STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR EXISTING ALLTEL CORPORATION COMMON SHARES IN THE SPIN-OFF TRANSACTION OR THE MERGER AND THEY SHOULD NOT RETURN THEIR ALLTEL STOCK CERTIFICATES.

Q:	How will the market price of Alltel common stock be affected by the merger?

A:	The market value of Alltel common stock following the merger will decrease in order to give effect to the distribution. Some or all of this decrease in value realized by Alltel stockholders will be offset by the value of the Windstream common stock they will receive in the merger. However, there can be no assurances that the combined trading prices of shares of Alltel common stock and Windstream common stock after the merger will be equal to or greater than the trading price of shares of Alltel common stock prior to the merger. Until the market has fully evaluated the business of Alltel without the business of Windstream, the price at which shares of Alltel common stock trade may fluctuate significantly. Similarly, until the market has fully evaluated the combined businesses of Valor and Spinco on a stand-alone basis, the price at which shares of Windstream common stock trade may fluctuate significantly.

Q:	What will be the indebtedness of Windstream following completion of the spin-off and merger?

A:	By virtue of the merger, Windstream will assume $267.0 million in Alltel debt, of which $81.0 million (plus related make-whole premiums) will be refinanced with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in an offering under Rule 144A, promulgated under the Securities Act of 1933, as amended. Windstream will also assume $400.0 million in outstanding Valor notes, which will be equally and ratably secured with debt under the new credit facilities. Windstream will be required to offer to repurchase any of the outstanding Valor notes that may be tendered as a result of the merger, which constitutes a change of control under the indenture governing the Valor notes, and will borrow additional amounts under its new credit facilities to the extent necessary to fund the purchase of any Valor notes that are tendered. However, no Valor bonds are expected to be tendered as a result of the merger as their current trading price exceeds the put price. The trading price of the bonds was $102.75 as of May 18, 2006 versus a put price of $101. In addition, Windstream will refinance approximately $781.0 million (plus related premiums) outstanding under Valor’s existing credit facility with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in a Rule 144A offering. The amounts assumed by Windstream, together with the issuance of the debt securities, the borrowings under the new credit facilities and certain expenses related to the spin-off, merger and financing transactions, will result in Windstream having approximately $5.5 billion in total debt immediately following completion of the merger.

Q:	Does Valor’s Board support the merger?

A:	Yes. The Valor Board of Directors has unanimously approved the merger agreement and the merger and unanimously recommends that Valor stockholders vote FOR the proposals to adopt the merger agreement, to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger and to adopt the 2006 Equity Incentive Plan.

Q:	How will my rights as a Windstream stockholder after the merger differ from my current rights as a Valor stockholder?

A:	After the merger, your rights as a stockholder will be governed by the amended and restated certificate of incorporation and the restated bylaws, attached to this document as Annex E and Annex F, respectively, rather than the current certificate of incorporation and bylaws of Valor. A comparison of the differences of your rights as a stockholder under these two governing documents is discussed in the section titled “Comparison of the Rights of Valor Stockholders Before and After the Spin-Off and Merger” starting on page [ • ] of this proxy statement/ prospectus-information statement.

Q:	What will happen to Valor’s dividend policy as a result of the merger?

A:	The merger agreement provides that the initial dividend policy of Windstream (which may be changed at any time by Windstream’s Board of Directors) will provide for the payment, subject to applicable law, of regular quarterly dividends on each issued and outstanding share of common stock of $0.25 per share. See “The Transactions — Dividend Policy.”

Q:	Will Valor pay a dividend for the third quarter?

A:	Yes. Valor expects to pay a pro-rated third quarter dividend based upon its current policy of paying dividends on each share of its common stock at a rate of $1.44 per share per annum. Valor will pay such dividend to Valor stockholders of record as of the close of business on the business day immediately preceding the closing date of the merger, and the dividend will be payable for the period between July 1, 2006 through the closing date of the merger. For example, if closing occurs on July 17, Valor will pay a pro-rata dividend for the 17 days of the third quarter at its quarterly dividend rate of $0.36 per share, or $.07 per share (17/92 x $0.36).

Q:	What are the material tax consequences to Valor stockholders and Alltel stockholders resulting from the spin-off and the merger?

A:	The merger will be tax-free to Valor stockholders. Alltel stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the spin-off or the merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Valor common stock. The material U.S. federal income tax consequences of the spin-off and the merger are described in more detail under “Certain United States Federal Income Tax Consequences of the Spin-Off and the Merger” on page [ • ].

Q:	Are there risks associated with the merger?

A:	Yes. We may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the section titled “Risk Factors” starting on page [ • ] and the section titled “Special Note Concerning Forward-Looking Statements” starting on page [ • ]. Those risks include, among other things, risks relating to the uncertainty that we will be able to integrate the existing Valor business with the Spinco business successfully and uncertainties relating to the performance of the businesses following the completion of the merger.

Q:	What should Valor stockholders do now?

A:	After carefully reading and considering the information contained in this proxy statement/ prospectus-information statement, Valor stockholders should vote their shares as soon as possible so that their shares will be represented and voted at the Valor annual meeting. Please follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q.	Have any stockholders already agreed to vote for the merger?

A.	Yes. Holders of approximately 41% of Valor common stock have agreed to vote for the adoption of the merger agreement and have signed a voting agreement with Spinco to that effect.

Q:	How do Valor stockholders vote?

A:	Valor stockholders may vote before the annual meeting in one of the following ways:

• use the toll-free number, if any, shown on your proxy card;

• visit the website, if any, shown on your proxy card to submit a proxy via the Internet; or

• complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Q:	What if a Valor stockholder does not vote on the matters relating to the merger?

A:	If you are a Valor stockholder and you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the proposals to adopt the merger agreement, to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, and to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger, it will have the same effect as a vote against these proposals, each of which must be approved for the merger to occur. If you respond and abstain from voting, your proxy will have the same effect as a vote against these proposals. If you respond but do not indicate how you want to vote on the proposals, your proxy will be counted as a vote in favor of these proposals.

Q:	What stockholder approvals are needed in connection with the merger?

A:	The merger cannot be completed unless the merger agreement is adopted, the increase of the authorized number of shares of Valor common stock pursuant to the merger is approved, and the issuance of Valor common stock to Alltel stockholders pursuant to the merger is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Valor common stock entitled to vote at the annual meeting. No vote of Alltel stockholders is required or being sought in connection with the spin-off transaction or the merger.

Q:	Why are Valor stockholders being asked to approve the 2006 Equity Incentive Plan?

A:	Valor stockholders are being asked to approve the 2006 Equity Incentive Plan to ensure that upon completion of the merger, Windstream has in place an equity incentive plan that will enable it to address equity incentives for the management of Windstream in a timely manner.

As of April 28, 2006, a total of 307,997 shares of our common stock remain available for awards under our 2005 Long-Term Equity Incentive Plan (the “2005 Plan”), adopted in February 2005. Windstream will be a considerably larger company than Valor was at the time of the adoption of the 2005 Plan and will correspondingly have more key employees. As a result, to ensure that Windstream has adequate means to provide equity incentive compensation for its employees thereafter, the Board of Directors deems it to be in the best interests of Valor for its stockholders to approve the adoption of the 2006 Equity Incentive Plan.

Q:	Who can vote at the Valor annual meeting?

A:	Holders of Valor common stock can vote their shares at the annual meeting if they are holders of record of those shares at the close of business on May 5, 2006, the record date for the annual meeting.

Q:	When and where is the annual meeting of Valor stockholders?

A:	The annual meeting of Valor stockholders will be held on Tuesday, June 27, 2006 at the Sheraton New York Hotel & Towers, 811 Seventh Avenue, New York, New York 10019, at 2:00 p.m., local time.

Q:	If I am not going to attend the annual meeting, should I return my proxy card(s)?

A:	Yes. Returning your proxy card(s) ensures that your shares will be represented at the annual meeting, even if you are unable to or do not attend.

Q:	Can Valor stockholders change their vote after they mail their proxy card?

A:	Yes. If you are a holder of record of Valor common stock and have properly completed and submitted your proxy card, you can change your vote in any of the following ways:

• by sending a written notice to the corporate secretary of Valor that is received prior to the annual meeting stating that you revoke your proxy;

• by properly completing a new proxy card bearing a later date and properly submitting it so that it is received prior to the annual meeting;

• by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card prior to the annual meeting, in each case if you are eligible to do so and following the instructions on the proxy card; or

• by attending the annual meeting and voting in person.

Simply attending the annual meeting will not revoke a proxy.

If you are a Valor stockholder whose shares are held in “street name” by your broker and you have directed such person to vote your shares, you should instruct such person to change your vote.

Q:	If my Valor shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your Valor shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which will have the effect of a vote against the adoption of the merger agreement, the approval of the increase of the authorized number of shares of Valor common stock pursuant to the merger, and the approval of the issuance of Valor common stock to Alltel stockholders pursuant to the merger.

Q:	Can Alltel or Valor stockholders demand appraisal of their shares?

A:	No. Neither Alltel nor Valor stockholders have appraisal rights under Delaware law in connection with the spin-off, the merger or the transactions contemplated thereby.

Q:	When will the merger be completed?

A:	We are working to complete the merger as quickly as possible. If approved by the Valor stockholders, we hope to complete the merger as early as the third quarter of 2006. However, it is possible that factors outside our control could require us to complete the merger at a later time or not complete it at all. For a discussion of the conditions to the merger see “Merger Agreement — Conditions to Merger” beginning on page [ • ].

Q:	Who can answer my questions?

A:	If you are a Valor stockholder and you have any questions about the merger, the annual meeting, or if you need assistance in voting your shares, please contact:

Investor Relations Department
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
Attn: Investor Relations
Tel: (866) 779-1296
Email address: investorrelations@valortelecom.com

If you are an Alltel stockholder and you have any questions regarding the distribution of Spinco shares, the merger or any matter described in this proxy statement/ prospectus-information statement, please direct your questions to:

Investor Relations Department
Alltel Corporation
One Allied Drive
Little Rock, Arkansas 72202
Tel: (877) 446-3682
Email address: alltel.investor.relations@alltel.com

In addition, if you have questions about the merger or if you need additional copies of this proxy statement/ prospectus-information statement you may also contact:

Georgeson Shareholder
17 State Street, 10th Floor
New York, NY 10004
Call toll free: (888) 206-1124

x

SUMMARY
      This summary highlights selected information from this proxy statement/ prospectus-information statement and may not contain all of the information that is important to you. To understand the transactions fully and for a more complete description of the legal terms of the spin-off and the merger, you should carefully read this entire proxy statement/ prospectus-information statement and the other documents to which we refer you, including in particular the copies of the merger agreement, the distribution agreement and the voting agreement, and the opinions of Wachovia Securities and Bear, Stearns & Co. Inc. that are attached to this proxy statement/ prospectus-information statement as Annexes A-1, A-2, B, C, D-1 and D-2, respectively. See also “Where You Can Find Additional Information” on page [ •  ]. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.
      This proxy statement/ prospectus-information statement is:

•	a prospectus of Valor Communications Group, Inc. relating to the issuance of shares of Valor Communications Group, Inc. common stock in connection with the merger;

•	a prospectus of Alltel Holding Corp. relating to the distribution of shares of its common stock to a third-party exchange agent for the benefit of Alltel stockholders in the spin-off;

•	a proxy statement of Valor Communications Group, Inc. for use in the solicitation of proxies for Valor’s annual meeting; and

•	an information statement of Alltel Corporation relating to the spin-off of the shares of Spinco common stock to Alltel stockholders.
The Companies (page [ •  ])

Valor Communications Group, Inc.

Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
      Valor Communications Group, Inc. (also referred to herein as “Valor”) is one of the largest providers of telecommunications services in rural communities in the southwestern United States and, based on the number of telephone lines it has in service, the seventh largest independent telephone company in the country. As of March 31, 2006, Valor operated 516,511 telephone access lines in primarily rural areas of Texas, Oklahoma, New Mexico and Arkansas. Valor believes that in many of its markets it is the only service provider that offers customers an integrated package of local and long distance voice, high-speed data and Internet access as well as a variety of enhanced services such as voicemail and caller identification. Valor generated revenues of $125.6 million and net income of $16.0 million in the three months ended March 31, 2006, and revenues of $505.9 million and net income of $35.3 million in the year ended December 31, 2005.
      Valor was formed in connection with the acquisition in 2000 of select telephone assets from GTE Southwest Corporation, which is now part of Verizon. Valor’s formation was orchestrated by its equity sponsors Welsh, Carson, Anderson & Stowe, or WCAS, Vestar Capital Partners, Citicorp Venture Capital and a group of founding individuals. Valor completed its initial public offering of shares of common stock on February 9, 2005 and its shares began trading on the NYSE under the symbol “VCG.”

Alltel Holding Corp.

Alltel Holding Corp.
One Allied Drive
Little Rock, AR 72202
      Alltel Holding Corp. (also referred to herein as “Spinco”) is currently a wholly-owned subsidiary of Alltel Corporation (also referred to herein as “Alltel”) and was incorporated in its current form as a Delaware corporation on November 2, 2005 to hold Alltel’s wireline telecommunications business. Alltel’s wireline telecommunications business is currently operated by certain of its subsidiaries, each of which will be transferred to Spinco prior to the closing of the spin-off and the merger. These subsidiaries provide wireline local, long-distance, network access and Internet services. These subsidiaries also sell and warehouse telecommunications products, publish telephone directories for affiliates and other independent telephone companies. This proxy statement/ prospectus-information statement describes Spinco as if it held the subsidiaries and other assets that will be transferred to it prior to closing for all historical periods presented.
      Spinco generated revenues and sales of $703.0 million and net income of $112.8 million in the three months ended March 31, 2006; and revenues and sales of $2,923.5 million and net income of $374.3 million in the year ended December 31, 2005.
The Annual Meeting (page [ •  ])
      The annual meeting of Valor stockholders will take place on Tuesday, June 27, 2006 at the Sheraton New York Hotel & Towers, 811 Seventh Avenue, New York, New York 10019, at 2:00 p.m., local time. At the annual meeting, Valor stockholders will be asked to consider and vote on proposals to adopt the merger agreement, to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger and to adopt the 2006 Equity Incentive Plan. Other matters to be acted on at the annual meeting are the election of directors, ratification of Valor’s independent auditors and such other matters as may properly come before the meeting.
Annual Meeting Record Date; Voting Information (page [ •  ])
      Valor stockholders are entitled to vote at the annual meeting if they owned shares of Valor common stock at the close of business on May 5, 2006, the annual meeting record date.
      As of the annual meeting record date, approximately [ •  ] shares of Valor common stock were issued and outstanding and entitled to vote at the annual meeting and there were [ •  ] holders of record of Valor common stock. Each share of Valor common stock entitles the holder to one vote at the annual meeting.
Required Vote (page [ •  ])
      The affirmative vote of a majority of the voting power of the outstanding shares of Valor common stock entitled to vote on the proposals voting together as a single class is required to adopt the merger agreement, to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, and to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger. The adoption of the 2006 Equity Incentive Plan and the ratification of the appointment of Valor’s independent auditors requires the affirmative vote of a majority of the votes represented and entitled to vote on each such matter, and directors shall be elected by a plurality of the votes represented and entitled to vote on the matter.
Voting by Valor Management (page [ •  ])
      Certain stockholders of Valor have entered into a voting agreement with Alltel whereby they have agreed to vote or cause to be voted all of the Valor shares they own in favor of the adoption of the merger agreement. For more information regarding the Voting Agreement see “The Voting Agreement” beginning herein at page [ •  ]. In addition, Valor’s directors and executive officers have either entered into this agreement with Alltel in their capacity as a stockholder of Valor or have otherwise indicated they intend to vote their Valor common shares in favor of the merger proposals. These stockholders and Valor’s executive officers and directors together hold an aggregate of approximately 42% of the aggregate number of votes entitled to be cast at the annual meeting.
The Transactions (page [●])
      On December 9, 2005, Alltel and Valor announced they entered into a transaction providing for the spin-off of Alltel’s wireline telecommunications business and the merger of such business with and into Valor.

Below is a step-by-step list illustrating the sequence of material events relating to the spin-off of Spinco and merger of Spinco and Valor. Each of these events are discussed in more detail throughout this proxy statement/prospectus-information statement. Each of following events will occur in the following order on the closing date of the merger except for Step 1, which will occur prior to the closing date, and Steps 9 and 10, which will occur promptly following the closing of the merger.
      Step 1 — Alltel will engage in a series of restructuring transactions to effect the transfer to Spinco’s subsidiaries of all of the assets relating to Alltel’s wireline telecommunications business and the transfer to Alltel of all assets not relating to such business.
      Step 2 — Alltel will contribute all of the capital stock of the Spinco subsidiaries to Spinco in exchange for (i) that number of shares of Spinco common stock to be distributed to a third party exchange agent for the benefit of Alltel shareholders in the spin-off, and (ii) the issuance of the exchange notes by Spinco to Alltel.
      Step 3 — Spinco will enter into a new senior secured credit facility providing commitments for borrowings in an amount up to $4.2 billion.
      Step 4 — Spinco will pay a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco (which is estimated to equal approximately $2.275 billion).
      Step 5 — Alltel will spin-off Spinco by distributing all of the shares of Spinco common stock to a third-party exchange agent to be held for the benefit of Alltel stockholders on a pro rata basis.
      Step 6 — Alltel exchanges the exchange notes received from Spinco for outstanding Alltel debt securities or otherwise transfers such exchange notes to Alltel’s creditors representing approximately $1.673 billion in debt reduction to Alltel.
      Step 7 — Spinco will merge with and into Valor and shares of Spinco common stock held by the exchange agent will be converted into that number of shares of Valor common stock that Alltel stockholders will be entitled to receive in the merger.
      Step 8 — The exchange agent will issue shares of Valor common stock to Alltel stockholders in accordance with the terms of the merger agreement.
      Step 9 — Valor will change its name to Windstream Corporation and its common stock will be quoted on the New York Stock Exchange under the symbol “WIN”.
      Step 10 — Windstream may issue up to an additional $800 million in debt securities in a private placement pursuant to Rule 144A of the Securities Act of 1933, which will reduce dollar-for-dollar the commitments under its senior secured credit facility.
The Spin-Off (page [ •  ])
      In the spin-off, Alltel will contribute its wireline telecommunications business to Spinco in exchange for:

•	the issuance to Alltel of Spinco common stock to be distributed in the spin-off,

•	the payment of a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco (which is estimated to equal approximately $2.275 billion), which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off, and

•	the distribution by Spinco to Alltel of certain Spinco debt securities (which we will refer to as the “exchange notes”), which Alltel intends to exchange for outstanding Alltel debt securities or otherwise transfer to Alltel’s creditors, representing approximately $1.673 billion in debt reduction to Alltel.

      As a result of the transactions, Alltel will receive approximately $4.2 billion of combined cash proceeds and debt reduction through the special dividend, the distribution of the exchange notes and the assumption by Windstream on a consolidated basis of approximately $261 million in existing Spinco debt securities.

      After the contribution and immediately prior to the merger, Alltel will spin-off Spinco by distributing all of the shares of Spinco common stock to a third-party exchange agent to be held for the benefit of Alltel stockholders on a pro rata basis. Such shares will be immediately converted into that number of shares of Valor common stock Alltel stockholders will be entitled to receive in the merger. As a result, Alltel stockholders will never hold shares of Spinco common stock.
The Merger (page [ •  ])
      In the merger, Spinco will merge with and into Valor in accordance with the merger agreement. Valor will survive the merger as a stand-alone company that will hold and conduct the combined business operations of Valor and Spinco. Immediately following the merger, Valor will change its name to Windstream Corporation, and its common stock will be quoted on the New York Stock Exchange under the ticker symbol “WIN”. For ease of reference, throughout this proxy statement/prospectus-information statement we will refer to Windstream Corporation, the new company formed by the merger of Valor and Spinco as “Windstream.”
      It is presently estimated that Alltel stockholders will receive approximately 1.04 shares of Windstream common stock for each share of Alltel common stock they own on the record date for the spin-off. However, this amount is subject to change based on the number of shares of Alltel common stock outstanding on such date and Valor common stock outstanding immediately prior to the effective time of the merger. We do not expect the number of shares of Valor common stock to change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In any event, upon consummation of the merger, on a diluted basis, 85% of Windstream will collectively be held by Alltel common stockholders and 15% will collectively be held by the stockholders of Valor. Based on the closing price of Valor common stock on May 22, 2006 of $12.78, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.29 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive in the merger to also change. For a more complete discussion of the calculation of the number of shares of Valor common stock to be issued in the merger, see the section titled “The Transactions — Calculation of Merger Consideration” on page [ •  ] of this proxy statement/ prospectus-information statement. Holders of Alltel common stock will not be required to pay for the shares of Valor common stock they receive and will also retain all of their shares of Alltel Corporation. Existing shares of Valor common stock will remain outstanding.
Valor Board of Directors’ Recommendation to Valor Stockholders (page [ •  ])
      The Valor Board of Directors has unanimously determined that the merger is advisable and fair to, and in the best interests of, Valor and its stockholders and unanimously recommends that Valor stockholders vote FOR the proposals to adopt the merger agreement, to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger and to adopt the 2006 Equity Incentive Plan and, if necessary, to adjourn the annual meeting to solicit additional proxies for the merger proposals.
Valor’s Reasons for the Merger (page [ •  ])
      In recommending the merger to Valor stockholders, the Valor Board of Directors considered Valor’s current and historical financial condition and results of operations as well as its future prospects and strategic objectives. The Board of Directors examined the potential impact of industry trends and risks facing Valor and the industry as a whole on such prospects and objectives. The Board of Directors reviewed the strategic options available to Valor, both potential transaction opportunities and remaining as a separate public company and the risk associated with each option. The Board of Directors authorized management to explore potential transactions and Valor’s senior management subsequently began discussions with Alltel.
      In the course of their discussions, both Valor and Alltel recognized that a merger of Alltel’s wireline business with Valor could potentially have substantial strategic and financial benefits. The Board considered issues such as the amount of debt that the merged company would assume and the agreements between

Spinco and Alltel. The pro forma capital structure of Windstream will produce lower debt leverage, lower cost of capital and a lower dividend payout ratio than Valor, all of which should reduce the overall financial risk of the combined company. With respect to the agreements between Alltel and Spinco, the Valor Board examined those arrangements in total, and determined that the overall financial impact of those arrangements was not disadvantageous to Spinco. Upon completion of the merger, we expect that Windstream stock will trade at a modest premium over Valor’s current share price. Furthermore, Valor’s current stockholders may have an opportunity to improve their long-term returns by holding shares of Windstream which we expect will be a leading rural wireline telephone company and one of the largest local telecommunications carriers in the United States.
Opinion of Financial Advisors (page [ •  ])
      In deciding to approve the merger, the Valor Board of Directors considered separate opinions delivered to it by its financial advisors Wachovia Securities and Bear, Stearns & Co. Inc.
      Each of Wachovia Securities and Bear Stearns delivered its opinion to the Valor Board of Directors, which opinions were subsequently confirmed in writing, that as of December 8, 2005, and based upon and subject to the factors, qualifications, judgments and assumptions set forth therein, the aggregate consideration to be issued by Valor in the merger is fair, from a financial point of view, to Valor and its stockholders.
      The full text of the written opinions of each of Wachovia Securities and Bear Stearns, which set forth assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with its opinion, is attached to this proxy statement/ prospectus-information statement as Annexes D-1 and D-2, respectively. Each of Wachovia Securities and Bear Stearns provided its opinion for the information and assistance of the Valor Board of Directors in connection with their consideration of the transactions contemplated by the merger agreement and the distribution agreement. Neither opinion is a recommendation as to how any holder of Valor common stock should vote with respect to the transactions contemplated by the merger agreement. As is customary, both Wachovia Securities and Bear Stearns will receive a fee for their services. Wachovia Securities will receive a fee of $6,000,000 for its services, $750,000 of which was payable upon delivery of its fairness opinion and $5,250,000 of which is payable upon consummation of the merger. For investment banking and other financial advisory services rendered to Valor over the past two years (other than fees in connection with the merger), Valor has paid Wachovia Securities $4.75 million. For investment banking and other financial advisory services rendered to Alltel over the past two years, Alltel has paid Wachovia Securities $6.4 million. Bear Stearns received a fee of $1 million for its services, none of which was contingent upon the successful completion of the merger. Bear Stearns had been previously engaged by Valor to provide certain investment banking and other services. In connection with such services Bear Stearns has received compensation of approximately $1.1 million during the past two years. Valor encourages its stockholders to read these opinions in their entirety. Alltel has not engaged Bear Stearns for investment banking or other financial advisory services over the past two years.
Alltel’s Reasons for the Spin-Off and the Merger (page [ •  ])
      In reaching its decision to approve the spin-off and merger, the Alltel board of directors consulted with its financial and legal advisors and considered a wide variety of factors, including the following:

•	the creation of skilled management teams at both Alltel and Windstream having proven track records of delivering financial results, a great breadth of experience in the communications industry, and a deep commitment to providing quality communications services to customers;

•	the expectation that Alltel will receive cash proceeds and debt reduction totaling about $4.2 billion resulting from the spin-off, which will result in Alltel having net debt of about $1.2 billion and having leverage of about 0.5 times net debt (or consolidated indebtedness less cash and cash equivalents) to operating income before depreciation and amortization;

•	the potential value, as determined by evaluating pre and post transaction discounted cash flows, EBITDA, yield, and other measures of the pre and post transaction wireline businesses, created for Alltel stockholders who collectively, in the aggregate, will hold approximately 85% of the outstanding shares of Windstream immediately following the merger and the perceived strong investor demand for both a pure-play wireless company and a pure-play rural wireline company;

•	Alltel’s and Valor’s wireline businesses have complementary geographic footprints with favorable rural characteristics, and their integration will benefit from Alltel’s existing billing system outsourcing relationship with Valor providing the potential to create a market leader in the rural wireline telecommunications industry;

•	the potential positive financial impact resulting from such a combination (including, without limitation, an expected gain of $40 million in net annual synergies from the combination) the benefit of which would be passed on to Alltel stockholders through the spin-off and merger;

•	the tax-efficient structure for Alltel and Alltel’s stockholders of the proposed spin-off and immediate merger of Spinco with and into Valor; and

•	the expectation that Windstream will pay an annual dividend of $1 per share of common stock, which equals $1.04 per equivalent Alltel share.
      The Alltel board of directors also considered certain countervailing factors in its deliberations concerning the spin-off and merger, including the possibility that the anticipated benefits expected to result for Windstream from the merger would fail to materialize and the potential impact that would have on Alltel stockholders receiving Windstream common shares in the transaction.
      As a result of the consideration of the foregoing and other relevant considerations, the Alltel board of directors determined that the spin-off and merger, including the terms of the merger agreement, distribution agreement and the other agreements relating to the merger, are fair to, and in the best interests of, Alltel and Alltel stockholders.
Interests of Certain Persons in the Merger (page [ •  ])
      In considering the Valor Board of Directors’ determination to approve the merger agreement and to recommend that Valor stockholders vote to adopt the merger agreement, to approve the amendment of the Valor organizational documents in their entirety pursuant to the merger increasing the authorized shares of Valor common stock, to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger and to adopt the 2006 Equity Incentive Plan, Valor stockholders should be aware of potential conflicts of interest of, and the benefits available to, certain Valor stockholders, directors and officers. These stockholders, directors and officers may have interests in the merger that may be different from, or in addition to, the interests of Valor stockholders as a result of, among other things:

•	the appointment of Valor’s current Chairman of the Board of Directors to the board of Windstream;

•	the acceptance of employment offers or consulting agreements with Windstream by certain of Valor’s executive officers;

•	the acceleration of vesting of a portion of each executive officer’s cash awards, if any, resulting in accelerated payments of $760,000 in the aggregate;

•	amendments to Mr. Mueller’s and Mr. Ojile’s employment agreements that will increase severance payable thereunder from 18 months of base salary to 24 months resulting in aggregate severance payments of $1,500,000;

•	amendments to Mr. Mueller’s and Mr. Ojile’s employment agreements that will increase bonus payments upon termination of employment to two times annual target bonus resulting in aggregate bonus payments of $1,250,000;

•	severance payable to Mr. Vaughn of 18 months salary and one-year’s bonus resulting in an aggregate severance payment of $1,587,500, which includes a tax gross-up benefit payable to Mr. Vaughn to compensate him for excise taxes estimated to be $775,000 imposed upon him pursuant to Section 280G of the Internal Revenue Code of 1986, as amended;

•	the acceleration of vesting of restricted stock grants made to Valor’s executive officers and directors scheduled to vest in 2007 and for those executive officers who will not remain employed by Windstream, the acceleration of vesting of restricted stock grants scheduled to vest in 2008 and beyond, resulting in the accelerated vesting of 973,696 shares of Valor common stock in the aggregate; and

•	the filing of a shelf registration statement for the benefit of persons affiliated with WCAS, and Vestar Capital Partners, who currently hold in the aggregate approximately 41% of Valor’s outstanding common stock, and the grant of certain other registration rights to WCAS and Vestar.
      In addition, under the terms of the merger agreement, Alltel and Valor agreed that all rights to indemnification as provided in Valor’s Certificate of Incorporation or Bylaws in favor of persons who are or were directors, officers or employees of Valor will survive for a period of six years following the merger. The parties also agreed that for a period of six years following the merger, Windstream will indemnify the current and former directors, officers or employees of Valor to the fullest extent permitted by applicable law. The merger agreement further requires that, for six years following the effective time of the merger and subject to certain limitations, Windstream will maintain coverage under a director and officer liability insurance policy, with respect to claims arising from facts or events that occurred on or before the effective time of the merger, at a level at least equal to that which Alltel is maintaining prior to the merger, except that Windstream will not be required to pay an annual premium for such insurance in excess of $2,000,000.
Regulatory Approval (page [ •  ])
      The transactions contemplated by the merger agreement will require the approval of the public service or public utilities commissions of the following states in their capacities as regulators of competitive local exchange carriers (“CLEC”) and incumbent local exchange carriers (“ILEC”) operations of Alltel and Valor: Florida, Georgia, Kentucky, Mississippi, Missouri, New York, Ohio, Pennsylvania, South Carolina and Texas. On April 12, 2006, Alltel obtained an amendment to the commitment letter for the senior secured credit facilities to remove certain guaranties and liens, and such amendment eliminated the need for approval of the transaction by certain state regulatory agencies. The parties must also obtain state commission approval of the transfer to Spinco of the long distance customers and certificates of authority of Alltel, or the issuance to Spinco of new certificates of authority, in all states except Alaska.
      Valor and Spinco completed the filing of all of the foregoing applications that were required to be filed prior to completion of the merger for the authority and approval with respect to the ILEC operation in January 2006. The public service or public utilities commission in each of the states of Florida, Georgia, Missouri, Mississippi and South Carolina has granted its approval. The parties expect that the remaining applicable state commissions will make a determination on these applications no later than the second quarter of 2006.
      In addition, under the Communications Act of 1934, before the completion of the merger, the FCC must approve the transfer to Valor of control of Spinco and those subsidiaries of Spinco that hold FCC licenses and authorizations. Valor and Spinco filed transfer of control applications with the FCC on December 21, 2005 and received the FCC’s approval of the merger on February 1, 2006.
      Each party’s obligations to complete the merger are subject to receipt of the consents of the above referenced state regulators (other than Texas, which is a post-closing procedural approval) and FCC authorization that, if not obtained, would reasonably be expected to have a material adverse effect on Valor, Alltel or Spinco.
      In addition, completion of the spin-off and the merger requires that we submit filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to the Department of Justice and the Federal Trade Commission and satisfy certain waiting period requirements. Valor and Spinco submitted the required filings under the Hart-Scott-Rodino Act on December 21, 2005 and early termination of the waiting period requirements was granted on January 3, 2006.
      The merger agreement provides that each of Valor, Alltel and Spinco, subject to customary limitations, will use their respective reasonable best efforts to take promptly all actions and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws and regulations to consummate the merger and the transactions contemplated by the merger agreement. Alltel, Spinco and Valor also agreed to use all reasonable efforts to resolve any objections or challenges from a regulatory authority.

      For a more complete discussion of regulatory matters relating to the merger, see “The Transactions — Regulatory Approvals” beginning on page [ •  ].
Merger Consideration (page [ •  ])
      The merger agreement provides that Valor will issue in the aggregate to holders of Alltel common stock a number of shares of Valor common stock equal to (a) the number of shares of Valor common stock outstanding on a fully-diluted basis as the effective time of the merger multiplied by (b) 5.667, we refer to the product of this formula as the “aggregate merger consideration.” Each share of Spinco common stock distributed for the benefit of Alltel stockholders in the spin-off will be converted into the right to receive a number of shares of Valor common stock equal to the aggregate merger consideration, divided by the number of Alltel shares outstanding as of the record date for the spin-off, which Alltel will announce prior to the expected completion of the spin-off and the merger.
      It is presently estimated that Valor will issue in the aggregate approximately 405 million shares of common stock to Alltel stockholders pursuant to the merger, or approximately 1.04 shares of Valor common stock (subject to variation as a result of compensatory equity grants and other issuances) for each share of Alltel common stock outstanding as of the record date for the spin-off. Given that these amounts are calculated based on the number of shares of Alltel common stock outstanding as of the record date for the spin-off and Valor common stock outstanding at the effective time of the merger, the actual number of shares of Valor common stock to be issued will not be determined until the effective time, and there is no maximum or minimum number of shares that will be issued. We do not expect the number of shares of Valor common stock to change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In any event, the calculation of the merger consideration set forth in the merger agreement is structured so that, regardless of the number of Valor shares and Spinco shares outstanding immediately prior to the effective time of the merger, when the merger is completed, Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a fully diluted basis. Based on the closing price of Valor common stock on May 22, 2006 of $12.78, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.29 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive to also change.
      Alltel stockholders that otherwise would be entitled to a fraction of a Valor common share will be entitled to receive a cash payment in lieu of issuance of that fractional share.
Conditions to the Completion of the Merger (page [ •  ])
      Consummation of the merger is subject to the satisfaction of certain conditions, including, among others:

•	the obtaining of the requisite approval by the stockholders of Valor;

•	the receipt of required regulatory approvals, including the approval of the Federal Communications Commission (which Valor received on February 1, 2006), the relevant state public service or public utilities commissions and the expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (which Valor received on January 3, 2006);

•	the SEC declaring effective the registration statement, of which this proxy statement/ prospectus-information statement is a part;

•	consummation of the contribution transaction, the distribution transaction and the debt exchange transaction, each of which are described elsewhere in this proxy statement/ prospectus-information statement;

•	consummation of the financing of Spinco;

•	receipt of surplus, solvency and certain other opinions;

•	each party’s compliance in all material respects with its obligations under the merger agreement;

•	that no event or circumstance shall have occurred that has or would have a “Material Adverse Effect” on Valor or Spinco; and

•	receipt of certain rulings from the Internal Revenue Service and certain tax opinions.
      To the extent that either the board of directors of Valor or Alltel waives the satisfaction of a condition to closing that the board of directors of Valor deems material, Valor’s board of directors shall resolicit stockholder approval of the merger.
Termination (page [ •  ])
      The merger agreement may be terminated:

•	by mutual consent of the parties,

•	by any of the parties if the merger has not been completed by December 8, 2006, the so-called “termination date,”

•	by any of the parties if the merger is enjoined,

•	by Alltel and Spinco, on the one hand, or Valor, on the other hand, upon an incurable material breach of the merger agreement by the other party or parties,

•	by any party if the requisite approval of Valor’s stockholders is not obtained,

•	by Alltel or Spinco if Valor withdraws its recommendation of the merger or fails to hold its stockholder meeting within 60 days after effectiveness of the registration statement to which this proxy statement/ prospectus-information statement is attached, or

•	by Valor to accept a superior acquisition proposal, provided that Valor gives Alltel prior notice and attempts to renegotiate the transaction, and upon termination Valor enters into a competing transaction.
Termination Fee Payable in Certain Circumstances (page [ •  ])
      In the event that (i) Valor terminates the merger agreement to accept a superior acquisition proposal, (ii) Alltel and Spinco terminate the merger agreement because Valor has withdrawn its recommendation of the merger, (iii) any of the parties terminates the merger agreement because the termination date has passed or Alltel and Spinco terminate the merger agreement because Valor fails to hold its stockholder meeting, or (iv) any of the parties terminates the merger agreement because the requisite approval of Valor’s stockholders is not obtained, and in the case of clauses (iii) and (iv) prior to such termination, a third party makes a company acquisition proposal, and Valor agrees to or consummates a business combination transaction within one year after termination with a third party, then Valor must pay Alltel a $35 million termination fee.
      If any party terminates the merger agreement because the termination date has passed or Valor terminates the merger agreement because of a material breach by Alltel or Spinco and, in either case, at the time of termination substantially all other conditions to the merger have been satisfied but the required IRS rulings or tax opinions for the transaction have not been received, then Alltel must pay Valor a $20 million termination fee and, if Spinco’s financing condition has not been satisfied at the time of termination, then Alltel must pay Valor an increased termination fee of $35 million.
Name Change; Listing (page [ •  ])
      Immediately following completion of the merger, the Board of Directors will merge a wholly-owned subsidiary of the surviving company into the company and, in connection with such merger, change the name of the company from “Valor Communications Group, Inc.” to “Windstream Corporation” Promptly

thereafter, the company will file a restated certificate of incorporation with the Delaware Secretary of State reflecting the name change. Shares of Windstream Corporation will be traded on the NYSE under the new trading symbol WIN.
Distribution Agreement (page [ •  ])
      The distribution agreement between Alltel and Spinco provides for, among other things, the principal corporate transactions required to effect the proposed distribution of Spinco common stock for the benefit of Alltel stockholders in the spin-off. The distribution agreement also contains certain other terms governing the relationship between Alltel and Spinco with respect to or in consequence of the spin-off transaction.
      Pursuant to the distribution agreement, Alltel will transfer to Spinco’s subsidiaries all of the assets relating to Alltel’s wireline telecommunications business, including Alltel’s ILEC, CLEC and internet access operations, related marketing and sales operations, and other operations comprising Alltel’s wireline telecommunications business, as well as all of Alltel’s directory publishing operations, telecommunication information services operations, product distribution operations (other than any such operations supporting Alltel’s wireless telecommunications business), network management services operations, and wireline long-distance services operations (other than the fiber backbone supporting those operations and the revenues attributable to Alltel’s wireless telecommunications business as a result of its use of the fiber backbone). The distribution agreement also provides for the transfer to Alltel’s subsidiaries of all assets not relating to such businesses.
      Following these transactions, and immediately prior to the effective time of the merger, Alltel will contribute all of the stock of the Spinco subsidiaries to Spinco in exchange for the issuance to Alltel of Spinco common stock to be distributed to the exchange agent for the benefit of Alltel’s stockholders pro rata in the spin-off, the special dividend (which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off) and the Spinco debt securities to be transferred to Alltel’s creditors.
Certain United States Federal Income Tax Consequences of the Spin-Off and the Merger (page [ •  ])
      The spin-off is conditioned upon Alltel’s receipt of a private letter ruling from the Internal Revenue Service (the “IRS”) (which Alltel received on April 7, 2006) to the effect that the spin-off will qualify as tax-free to Alltel, Spinco and the Alltel stockholders for United States federal income tax purposes under Sections 355, 368 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”). The spin-off is also conditioned upon the receipt by Alltel of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alltel, to the effect that the spin-off will be tax-free to Alltel, Spinco and the stockholders of Alltel under Section 355 and related provisions of the Code. As set forth in the IRS letter ruling and the tax opinion:

•	no gain or loss will be recognized by (and no amount will be included in the income of) Alltel common stockholders upon the receipt by the exchange agent on their behalf of shares of Spinco common stock in the spin-off;

•	the aggregate tax basis of the Alltel common stock and the Spinco common stock in the hands of each Alltel common stockholder after the spin-off will equal the aggregate tax basis of the Alltel common stock held by the stockholder immediately before the spin-off, allocated between the Alltel common stock and the Spinco common stock in proportion to the relative fair market value of each on the date of the spin-off; and

•	the holding period of the Spinco common stock received by an Alltel common stockholder will include the holding period at the time of the spin-off of the Alltel common stock on which the distribution is made.
      It is a condition to the obligations of Alltel, Spinco and Valor to consummate the merger that Alltel and Spinco receive the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and that Valor receives the opinion of Kirkland & Ellis LLP, both to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. As set forth in the tax opinions:

•	Alltel common stockholders will not recognize gain or loss on the exchange of their Spinco common stock (received by the exchange agent on their behalf in the spin-off) for shares of Valor common stock in the merger, except to the extent of any cash received in lieu of a fractional share of Valor common stock;

•	an Alltel stockholder’s tax basis in the Valor common stock received in the merger (including any fractional share interest deemed to be received and exchanged for cash) will equal the stockholder’s tax basis in the Spinco common stock surrendered in exchange therefor;

•	an Alltel stockholder’s holding period for the Valor common stock received pursuant to the merger will include the holding period for the shares of Spinco common stock surrendered in exchange therefor;

•	neither Spinco nor Valor will recognize any gain or loss in the merger; and

•	Valor stockholders will not recognize any gain or loss in the merger.
      Please see “Certain United States Federal Income Tax Consequences of the Spin-Off and the Merger” on page [ •  ] for more information.
The Voting Agreement (page [ •  ])
      In connection with the execution of the distribution agreement and the merger agreement, Spinco entered in a voting agreement with persons affiliated with Welsh, Carson, Anderson & Stowe and Vestar Capital Partners who collectively owned approximately 41% of Valor’s outstanding common shares as of December 8, 2005. Pursuant to the voting agreement, these stockholders have agreed to vote all of their shares of Valor common stock (i) in favor of the approval of the merger and the approval and adoption of the merger agreement and (ii) except with the written consent of Spinco, against certain alternative proposals that may be submitted to a vote of the stockholders of Valor regarding an acquisition of Valor. In the event that the merger agreement terminates for any reason, the voting agreement will automatically terminate.
Financing of Windstream (page [ •  ])
      On December 8, 2005, Alltel and J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation entered into a commitment letter and a related engagement and fee letter (which we collectively refer to as the “financing letters”) with respect to the financing of Windstream following the spin-off and the merger. The commitment letter is subject to customary conditions to consummation, including the absence of any event or circumstance that, individually or in the aggregate, is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise), of Spinco and its subsidiaries or Valor and its subsidiaries since September 30, 2005. Alltel has agreed to pay JPMorgan and Merrill Lynch certain fees in connection with the commitment letter and has agreed to indemnify JPMorgan and Merrill Lynch against certain liabilities. On April 12, 2006, Alltel obtained an amendment to the commitment letter to remove certain guaranties and related liens. No other changes to the terms of the commitment letter, including the interest rates and fees, were made by such amendment.
      These financing letters provide for a commitment of an aggregate amount of up to $4.2 billion in financing, consisting of a senior secured five-year revolving credit facility in the principal amount of $500.0 million and senior secured term loan facilities in an aggregate amount of up to $3.7 billion. A portion of the financing of Windstream may also be financed with the proceeds from a Rule 144A offering of up to $800.0 million of senior unsecured notes, in which case the term loan facilities, or a portion thereof, will be reduced dollar for dollar.
      The proceeds of the term loan facilities and any Rule 144A offering of senior unsecured notes that is consummated will be used (i) to finance the approximately $2.275 billion special dividend payment to Alltel, which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off, (ii) to refinance Valor’s existing bank facility in the amount of approximately

$781.0 million and approximately $81.0 million of Alltel’s outstanding bonds (plus related make-whole premiums), and (iii) to purchase any of Valor’s outstanding bonds that are tendered pursuant to the terms thereof as a result of the merger. $3.3 billion of the $3.7 billion term loan facilities will be available in a single draw down on the date of closing to consummate the spin-off and merger transactions. The revolving credit facility may be used by Windstream for general corporate purposes, and a portion will be available for letters of credit. The actual amount initially drawn under the revolving credit facility on the date of closing is not expected to exceed $90.0 million. The term loan facilities and the revolving credit facility are referred to herein as the “Senior Secured Credit Facilities.”
      Windstream’s direct and indirect domestic subsidiaries will serve as guarantors of the Senior Secured Credit Facilities and hedge agreements entered into in connection therewith, except that no guarantee is required of a subsidiary to the extent that the transactions require, or the granting of such guarantee would require, the approval of any state regulatory agency. The Senior Secured Credit Facilities, guaranties thereof and hedge agreements entered into in connection therewith will be secured by substantially all of the property and assets of Windstream and its subsidiaries who are guarantors.
      It is expected that following completion of the merger Windstream will have approximately $5.5 billion in total debt. For a discussion of the debt to be assumed or incurred by Windstream in the merger see the section titled “The Transactions” in this proxy statement/ prospectus-information statement beginning on page [ •  ].
Management of Windstream following the Merger (page [ •  ])
      The merger agreement provides that the Board of Directors of Spinco at the effective time of the merger will become the Board of Directors of Windstream, and will consist of nine individuals: Francis X. Frantz, who most recently served as the Executive Vice President — External Affairs, General Counsel and Secretary of Alltel, Jeffery R. Gardner, who most recently served as Executive Vice President — Chief Financial Officer of Alltel, six other persons named by Alltel and one person named by Valor. Additionally, the merger agreement provides that, as of the completion of the merger, Mr. Frantz will serve as Chairman of the Board. Valor has designated Anthony J. de Nicola as its designee to the Windstream board. Five of Alltel’s designees to the Windstream board are identified under the heading “Management of Windstream Following the Merger — Alltel Corporation Designees to the Board of Directors” on page [ •  ] of this proxy statement/prospectus-information statement. The final Alltel designee will be named prior to completion of the spin-off and merger.
      The merger agreement also provides that the officers of Spinco at the effective time of the merger will become the officers of Windstream and that Mr. Frantz will serve as Chairman, Mr. Gardner will serve as the President and Chief Executive Officer and Brent K. Whittington, who most recently served as senior vice president of operations support for Alltel, will serve as Executive Vice President and Chief Financial Officer. The other initial officers of Windstream will consist of individuals selected by Alltel. Alltel has already named Keith D. Paglusch Chief Operating Officer, John P. Fletcher as Executive Vice President and General Counsel, Michael D. Rhoda, who most recently served as vice president — wireline regulatory & wholesale services for Alltel, as Senior Vice President — Governmental Affairs, Robert G. Clancy, Jr., who most recently served as vice president of investor relations for Alltel, as Senior Vice President and Treasurer and Susan Bradley, who most recently served as vice president of human resources for Alltel, as Senior Vice President — Human Resources.
Comparison of the Rights of Stockholders Before and After the Spin-Off and Merger (page [ •  ])
      Upon completion of the spin-off and merger, the certificate of incorporation and bylaws of Windstream will be in the forms attached as Annex E and F, respectively, to this document and incorporated by reference herein. Although there are substantial similarities between the certificate of incorporation and bylaws of Valor prior to the spin-off and merger and the certificate of incorporation and bylaws of Windstream after the spin-off and merger, some differences do exist. A summary of the material differences between the rights of Valor stockholders before and after the spin-off and merger is set forth under the heading “Comparison of the Rights of Stockholders Before and After the Spin-off and Merger.”

SELECTED HISTORICAL FINANCIAL DATA OF SPINCO
      Spinco is a newly formed holding company organized for the sole purpose of holding the wireline telecommunications business of Alltel. This proxy statement/prospectus-information statement describes Spinco as if it held the subsidiaries that will be transferred to it prior to closing of the spin-off and the merger for all periods and dates presented. The following selected historical financial information of Spinco for each of the fiscal years ended December 31, 2005, 2004, 2003 and 2002 has been derived from the financial statements of Alltel, principally representing Alltel’s historical wireline and communications support segments, which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The financial data as of March 31, 2006 and 2005 and for the three month periods then ended and the financial data as of December 31, 2001 and for the year then ended, has been derived from Alltel’s unaudited financial statements which include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Spinco for the periods and dates presented. This information is only a summary and should be read in conjunction with management’s discussion and analysis of results of operations and financial condition of Spinco and the financial statements and notes thereto of Spinco included in this proxy statement/prospectus-information statement beginning on page F-1.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)					(Unaudited)
Revenues and sales	$703.0	$712.6	$2,923.5	$2,933.5	$3,003.3	$2,835.7	$2,607.8

Operating expenses	424.0	434.6	1,779.8	1,745.6	1,827.8	1,740.1	1,573.6
Depreciation and amortization expense	102.6	125.7	474.2	508.5	519.4	469.8	425.1
Restructuring and other charges	2.5	—	35.7	11.8	12.2	37.9	18.7

Total costs and expenses	529.1	560.3	2,289.7	2,265.9	2,359.4	2,247.8	2,017.4

Operating income	173.9	152.3	633.8	667.6	643.9	587.9	590.4
Other income (expense), net	1.2	(0.1)	11.6	13.7	5.8	2.0	(1.1)
Intercompany interest income (expense), net	14.5	(0.3)	23.3	(15.2)	(21.6)	(26.8)	(19.3)
Interest expense	(4.5)	(4.9)	(19.1)	(20.4)	(27.7)	(39.6)	(44.2)
Gain (loss) on disposal of assets and other	—	—	—	—	23.9	—	(2.9)

Income before income taxes	185.1	147.0	649.6	645.7	624.3	523.5	522.9
Income taxes	72.3	58.7	267.9	259.4	247.1	202.5	201.8

Income before cumulative effect of accounting change	112.8	88.3	381.7	386.3	377.2	321.0	321.1
Cumulative effect of accounting change, net of tax	—	—	(7.4)	—	15.6	—	16.9

Net income	$112.8	$88.3	$374.3	$386.3	$392.8	$321.0	$338.0

Balance sheet data:
Total assets	$4,866.1	$4,986.0	$4,929.7	$5,079.2	$5,276.9	$5,519.8	$3,833.6
Total equity	$3,369.5	$3,544.1	$3,489.2	$3,706.8	$3,925.6	$4,039.0	$2,362.7
Total long-term debt (including current maturities)	$260.8	$282.9	$260.8	$282.9	$304.8	$587.3	$625.9
Cash flows provided by (used in):
Operating activities	$286.4	$321.6	$953.9	$962.2	$1,135.0	$822.4	N/A
Investing activities	$(63.6)	$(74.2)	$(352.7)	$(329.7)	$(356.9)	$(2,164.3)	N/A
Financing activities	$(224.8)	$(251.1)	$(602.4)	$(627.1)	$(784.2)	$1,340.1	N/A
Statistical Data (at year-end):
Wireline access lines	2,862,545	2,983,250	2,885,673	3,009,388	3,095,635	3,167,275	2,612,325
Long-distance customers	1,750,630	1,793,069	1,750,762	1,770,852	1,680,181	1,542,210	1,265,710
Broadband (DSL) customers	441,475	283,126	397,696	243,325	153,028	70,182	26,816
Capital expenditures	$62.2	$73.3	$352.9	$333.3	$383.2	$405.0	N/A

Notes to Selected Financial Information:

A.	During the three months ended March 31, 2006, Spinco incurred $2.5 million of incremental costs, primarily consisting of consulting and legal fees, related to the pending spin-off from Alltel. These costs decreased net income $1.5 million.

B.	During 2005, Spinco incurred $4.4 million of severance and employee benefit costs related to a workforce reduction in its wireline operations. Spinco also incurred $31.3 million of incremental costs, principally consisting of investment banker, audit and legal fees, related to the pending spin-off from Alltel. These transactions decreased net income $34.1 million. During 2005, Spinco prospectively reduced depreciation rates for its ILEC operations in Florida, Georgia, North Carolina and South Carolina to reflect the results of studies of depreciable lives completed by Spinco in the second quarter of 2005. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the wireline plant based on Spinco’s expected future network utilization and capital expenditure levels required to provide service to its customers. The effects of this change during the year ended December 31, 2005 resulted in a decrease in depreciation expense of $21.8 million and increase in net income of $12.8 million. Effective December 31, 2005, Spinco adopted Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” The cumulative effect of this accounting change resulted in a one-time non-cash charge of $7.4 million, net of income tax benefit of $4.6 million.

C.	During 2004, Spinco reorganized its operations and support teams and also announced its plans to exit its Competitive Local Exchange Carrier operations in the Jacksonville, Florida market due to the continued unprofitability of these operations. In connection with these activities, Spinco recorded a restructuring charge of $13.6 million consisting of $11.6 million in severance and employee benefit costs related to a planned workforce reduction, $1.3 million of employee relocation expenses and $0.7 million of other exit costs. During 2004, Spinco also recorded a $1.8 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003, consisting of lease and contract termination costs. The reduction primarily reflected differences between estimated and actual costs paid in completing the previous planned lease and contract terminations. These transactions decreased net income $7.3 million. Effective April 1, 2004, Spinco prospectively reduced depreciation rates for its ILEC operations in Nebraska, reflecting the results of a triennial study of depreciable lives completed by Spinco in the second quarter of 2004, as required by the Nebraska Public Service Commission. The effects of this change during the year ended December 31, 2004 resulted in a decrease in depreciation expense of $19.1 million and increase in net income of $11.4 million.

D.	During 2003, Spinco recorded a restructuring charge of $7.0 million consisting of severance and employee benefit costs related to a planned workforce reduction, primarily resulting from the closing of certain call center locations. Spinco also recorded a $0.4 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003, consisting of lease termination costs. The reduction primarily reflected differences between estimated and actual costs paid in completing previously planned lease terminations. During 2003, Spinco also wrote off certain capitalized software development costs of $5.6 million that had no alternative future use or functionality. These transactions decreased net income by $7.4 million. In 2003, Spinco sold certain assets and related liabilities, including selected customer contracts and capitalized software development costs, associated with Spinco’s telecommunications information services operations to Convergys Information Management Group, Inc. In connection with this sale, Spinco recorded a pretax gain of $31.0 million. In addition, Spinco retired, prior to stated maturity dates, $249.1 million of long-term debt, representing all of the long-term debt outstanding under the Rural Utilities Services, Rural Telephone Bank and Federal Financing Bank programs during 2003. In connection with the early retirement of the debt, Spinco incurred pretax termination fees of $7.1 million. These transactions increased net income by $10.7 million. Effective January 1, 2003, Spinco adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” The cumulative effect of this accounting change resulted in a one-time non-cash credit of $15.6 million and net of income tax expense of $10.3 million.

E.	During 2002, Spinco announced its plans to exit its CLEC operations in seven states representing less than 20% of its CLEC access lines. Spinco also consolidated its call center and product distribution operations.

In connection with these activities, Spinco recorded restructuring charges totaling $10.9 million consisting of $8.2 million in severance and employee benefit costs related to planned workforce reductions and $2.7 million of costs associated with terminating certain CLEC transport agreements and lease termination fees incurred with the closing of certain call center and product distribution locations. In exiting the CLEC operations, Spinco also incurred $2.2 million of costs to disconnect and remove switching and other transmission equipment from central office facilities and expenses to notify and migrate customers to other service providers. Spinco also wrote off certain capitalized software development costs totaling $4.1 million that had no alternative future use or functionality. In connection with the purchase of local telephone properties in Kentucky, Spinco incurred $17.0 million of computer system conversion costs and $3.7 million of branding and signage costs. These transactions decreased net income $23.2 million.

F.	During 2001, Spinco recorded pretax charges of $18.7 million incurred in connection with the restructuring of its wireline and product distribution operations. During 2001, Spinco prepaid $73.5 million of long-term debt prior to its stated maturity date and incurred pretax termination fees of $2.9 million in connection with the early retirement of that debt. These charges decreased net income by $12.9 million. Effective January 1, 2001, Spinco changed its method of accounting for a subsidiary’s pension plan to conform to Alltel’s primary pension plan. The cumulative effect of this accounting change resulted in a non-cash credit of $16.9 million, net of income tax expense of $11.2 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VALOR
      Valor is a holding company and has no direct operations. Valor was formed for the sole purpose of reorganizing the company’s corporate structure and consummating its initial public offering in 2005. Valor’s principal assets are the direct and indirect equity interests of its subsidiaries. As a result, separate historical financial results for Valor for the periods prior to its formation have not been presented. Only the historical consolidated financial results of Valor Telecommunications, LLC have been presented for those periods.
      The selected financial data presented below at March 31, 2006 and 2005 and for each of the three month periods then ended was derived from Valor’s unaudited financial statements included in Valor’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 and 2005. The selected financial data presented below at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 was derived from Valor’s audited consolidated financial statements included in Valor’s Annual Report on Form 10-K for the year ended December 31, 2005. The selected financial data presented below for the years ended December 31, 2002 and 2001 and at December 31, 2003, 2002 and 2001 was derived from Valor’s audited consolidated financial statements for those periods. The information in the following table should be read together with Valor’s audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included in Valor’s Annual Report on Form 10-K for the year ended December 31, 2005.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002(1)	2001
(Dollars in millions, except per owner’s unit/per
share data)	(Unaudited)	(Unaudited)
Statement of Operations data:
Operating revenues	$125.6	$125.9	$505.9	$507.3	$497.3	$479.9	$424.9
Operating expenses	81.3	88.3	338.9	330.2	315.1	320.6	321.6
Operating income	44.3	37.6	167.0	177.1	182.3	159.3	103.3
Income (loss) from continuing operations	16.0	(12.6)	35.3	(27.8)	58.1	19.8	(44.9)
Per owners unit/per common share data:
Basic and diluted income (loss) from continuing operations:
Class A and B common interests	—	0.09	0.09	(0.09)	0.73	0.22	(0.58)
Class C interests	—	0.01	0.01	(0.46)	0.15	0.09	—
Common Share — basic(3)	0.23	(0.28)	0.42	—	—	—	—
Common Share — diluted(3)	0.23	(0.28)	0.41	—	—	—	—
Basic and diluted net (loss) income:
Class A and B common interests	—	0.09	0.09	(0.09)	0.73	0.17	(0.77)
Class C interests	—	0.01	0.01	(0.46)	0.15	0.09	—
Common Share — basic(3)	0.23	(0.28)	0.42	—	—	—	—
Common Share — diluted(3)	0.23	(0.28)	0.41	—	—	—	—
Cash dividends declared per common share:	0.36	0.18	1.26	—	—	—	—
Cash flow data from continuing operations:
Net cash provided by operating activities	$41.9	$40.5	$191.1	$143.7	$166.1	$150.4	$100.3
Net cash provided by (used in) investing activities	$(10.2)	$7.4	$(32.7)	$(34.9)	$(66.3)	$(216.8)	$(106.6)
Net cash (used in) provided by financing activities	$(26.0)	$(25.8)	$(111.2)	$(93.2)	$(99.5)	$71.0	$8.1

	Three Months Ended
	March 31,		Year Ended December 31,

(Dollars in millions, except per owner’s unit/per	2006	2005	2005	2004	2003	2002(1)	2001
share data)
	(Unaudited)	(Unaudited)
Other data:
Acquisitions	$—	$—	$—	$1.5	$—	$128.1	$—
Depreciation and amortization(2)	$22.0	$22.2	$89.9	$86.5	$81.6	$73.3	$110.8
Balance Sheet data:
Total assets	$1,957.3	$1,965.9	$1,962.8	$1,971.2	$2,039.0	$2,062.4	$1,913.1
Long-term debt (including current maturities)	$1,180.6	$1,200.8	$1,180.6	$1,601.0	$1,464.0	$1,544.3	$1,469.4
Notes payable	$—	$—	$—	$1.9	$6.7	$1.2	$10.2
Redeemable preferred interests	$—	$—	$—	$236.1	$370.2	$370.2	$370.2
Redeemable preferred interests of subsidiary	$—	$—	$—	$15.8	$24.5	$21.2	$20.6
Statistical Data:
Wireline access lines	516,511	537,002	518,456	540,337	556,745	571,308	551,599
Long-distance customers	236,966	222,874	232,031	216,437	188,526	130,622	62,234
Broadband (DSL) customers	60,946	31,208	52,759	22,884	8,779	3,510	511
Capital expenditures	$10.2	$17.4	$57.4	$65.5	$69.9	$89.5	$107.9

(1)	Valor acquired all of the outstanding common stock, preferred stock and common stock equivalents of Kerrville Communications Corporation on January 31, 2002 and such assets, liabilities and results of operations have been included from that date.

(2)	In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, Valor discontinued the amortization of goodwill. Amortization expense associated with goodwill was $53.9 million for the year ended December 31, 2001.

(3)	For periods in 2005, earnings per common share represents the period following February 9, 2005, the closing date of our initial public offering.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
      The summary below sets forth selected unaudited historical pro forma financial data for Valor after giving effect to the merger for the period indicated. The following table should be read together with the consolidated financial statements and accompanying notes of Spinco included in this proxy statement/ prospectus-information statement and of Valor included in the documents described under “Where You Can Find Additional Information” and the unaudited pro forma condensed combined financial statements and accompanying discussion and notes set forth under the heading “Unaudited Pro Forma Combined Condensed Financial Information” included herein. The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of Valor would have been had the merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or future results of operations of Valor will be. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. See “Unaudited Pro Forma Combined Condensed Financial Information” on page [ •  ].

	For the Three
	Months Ended	For the Year Ended
	or as of	or as of
	March 31, 2006	December 31, 2005
(Dollars in millions, except per share data)
Revenue and sales	$824.6	$3,413.5
Depreciation and Amortization	$131.9	$593.3
Operating income	$280.6	$1,071.7
Income before income taxes	$185.7	$661.5
Income taxes	$71.7	$267.9
Income before cumulative effect of accounting change	$114.0	$393.6
Basic earnings per share	$0.24	$0.83
Diluted earnings per share	$0.24	$0.83
Weighted average common shares outstanding:
Basic	474.60	474.20
Diluted	474.60	474.50
Dividends per common share	$1.00	$1.00
Total assets	$7,750.8	$7,907.3
Total stockholders’ equity	$532.6	$628.0
Total long-term debt (including current maturities and short-term debt)	$5,534.7	$5,534.7
Book value per common share	$1.12	$1.32

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
      The summary below sets forth certain unaudited historical per share information for Valor and unaudited pro forma information of Valor as if Spinco and Valor had been combined for the period shown (“pro forma combined”). The unaudited pro forma combined per share data presented below for the year ended December 31, 2005 combines certain per share financial data of Spinco and Valor. The following table should be read together with the consolidated financial statements and accompanying notes of Spinco included elsewhere in this proxy statement/ prospectus-information statement and of Valor included in the documents described under “Where You Can Find Additional Information.” The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of Valor would have been had the merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or future results of operations of Valor will be. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies as a result of the merger of for any potential inefficiencies or loss of synergies that may result from Spinco’s separation from Alltel. Because Valor stockholders will own one share of Windstream for each share of Valor they owned prior to the merger, the Valor unaudited pro forma equivalent data will be the same as the corresponding unaudited pro forma combined data.

	For the Three
	Months Ended	For the Year Ended
	or as of	or as of
	March 31, 2006	December 31, 2005

Valor Historical
Basic earnings per common share from continuing operations	$0.23	$0.42
Basic earnings per owner’s unit, Class A and B common interests	—	$0.09
Basic earnings per owner’s unit, Class C common interests	—	$0.01
Diluted earnings per common share from continuing operations	$0.23	$0.42
Diluted earnings per owner’s unit, Class A and B common interests	—	$0.09
Diluted earnings per owner’s unit, Class C common interests	—	$0.01
Book value per share	$7.96	$8.04
Cash dividends per share	$0.36	$1.26
Windstream Pro Forma Combined
Basic earnings per common share from continuing operations	$0.24	$0.83
Diluted earnings per common share from continuing operations	$0.24	$0.83
Book value per share	$1.12	$1.32
Cash dividends per share	$1.00	$1.00
Valor Pro Forma Equivalents
Basic earnings per common share from continuing operations	$0.24	$0.83
Diluted earnings per common share from continuing operations	$0.24	$0.83
Book value per share	$1.12	$1.32
Cash dividends per share	$1.00	$1.00

VALOR COMMUNICATIONS GROUP, INC.
MARKET PRICE AND DIVIDEND INFORMATION
      Valor common stock currently trades on the New York Stock Exchange (“NYSE”) under the symbol “VCG.” On December 8, 2005, the last trading day before the announcement of the signing of the merger agreement, the last sale price of Valor common stock reported by the NYSE was $12.24. On [ •  ], 2006, the last practicable trading day prior to the date of this proxy statement/ prospectus-information statement, the last sale price of Valor common stock reported by the NYSE was [ •  ]. Valor completed its initial public offering on February 9, 2005 and registered 29,375,000 shares of common stock which began trading on the NYSE under the symbol “VCG.” Prior to February 9, 2005, Valor’s common stock was not publicly traded. The following table sets forth the high and low closing sales prices of Valor common stock for the periods indicated. The quotations are as reported in published financial sources. For current price information, Valor stockholders are urged to consult publicly available sources.

	Valor Communications
	Group, Inc.
	Common Stock

	High	Low

Calendar Year Ended Dec. 31, 2005
First Quarter(1)	$16.00	$14.47
Second Quarter	$14.67	$12.84
Third Quarter	$14.19	$13.53
Fourth Quarter	$13.62	$11.40
Calendar Year Ended Dec. 31, 2006
First Quarter	$13.40	$11.54
Second Quarter (through May 22, 2006)	$13.47	$12.78

(1)	Represents the high and low closing prices for Valor common stock for the period of February 9, 2005 through March 31, 2005.
      Market price data for Spinco has not been presented as Spinco common shares do not trade separately from Alltel Corporation common shares. Valor’s dividend policy is to pay quarterly dividends at a rate of $1.44 per share, per annum, to the extent such dividends are permitted by applicable law and by the terms of Valor’s credit facility. Valor expects to pay a pro-rated third quarter dividend based upon its current policy of paying dividends on each share of its common stock at a rate of $1.44 per share per annum. Valor will pay such dividend to Valor stockholders of record as of the close of business on the business day immediately preceding the closing date of the merger, and the dividend will be payable for the period between July 1, 2006 through the closing date of the merger. For example, if closing occurs on July 17, Valor will pay a pro-rata dividend for the 17 days of the third quarter at its quarterly dividend rate of $0.36 per share, or $.07 per share (17/92 x $0.36). For information on Windstream’s dividend policy following the merger, see “The Transactions — Dividend Policy of Windstream.”

THE MERGER
Introduction
      Stockholders of Valor Communications Group, Inc. are being asked to adopt the Agreement and Plan of Merger, dated as of December 8, 2005 and amended as of May 18, 2006, by and among Alltel Corporation, Alltel Holding Corp. and Valor. Under the merger agreement, Alltel Holding Corp. (which we refer to as “Spinco”) will merge with and into Valor, and Valor will survive as a stand-alone company and will hold and conduct the combined business operations of Valor and Spinco. Following completion of the merger, the separate existence of Spinco will cease. The merger will take place immediately after Alltel contributes the assets making up its wireline telecommunications business to Spinco and distributes the common stock of Spinco to a third-party exchange agent for the benefit of its stockholders. Immediately following the merger, Valor will change its name to “Windstream Corporation”, and its common stock will be quoted on the NYSE and will be traded under the ticker symbol WIN. For ease of reference, throughout this proxy statement/ prospectus-information statement we will refer to Windstream Corporation, the new company formed by the merger of Valor and Spinco as “Windstream.” When the merger is completed, Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a diluted basis.
      In the merger, each share of Spinco common stock will be converted into the right to receive shares of Valor common stock. Existing shares of Valor common stock will remain outstanding. Valor expects to issue up to approximately 405,000,000 shares of common stock to Alltel stockholders pursuant to the merger. However, since the number of shares to be issued will be calculated based on the number of shares of Valor common stock outstanding on a fully diluted basis immediately prior to the effective time of the merger, and our estimate is based on Valor’s current shares outstanding, the actual number of shares issued may be less than or greater than 405,000,000. Before Valor may issue these shares, the Valor certificate of incorporation must be amended to increase the authorized shares of Valor common stock from 200,000,000 to 1,000,000,000. Accordingly, Valor stockholders are also being asked to approve an amendment to Valor’s certificate of incorporation pursuant to the merger increasing the authorized number of shares of Valor common stock and to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger.
      For a more complete discussion of the merger and the transactions to be consummated in connection therewith, see the section titled “The Transactions” on page [ •  ] of this proxy statement/ prospectus-information statement.
The Companies

Valor Communications Group, Inc.
      Valor is one of the largest providers of telecommunications services in rural communities in the southwestern United States and, based on its number of access lines, the seventh largest independent telephone company in the country. As of March 31, 2006, Valor operated 516,511 telephone access lines in primarily rural areas of Texas, Oklahoma, New Mexico and Arkansas. Valor believes that in many of its markets it is the only service provider that offers customers an integrated package of local and long distance voice, high-speed data and Internet access as well as a variety of enhanced services such as voicemail and caller identification. Valor generated revenues of $125.6 million and net income of $16.0 million in the three months ended March 31, 2006, and revenues of $505.9 million and net income of $35.3 million in the year ended December 31, 2005.
      Valor was formed in connection with the acquisition in 2000 of select telephone assets from GTE Southwest Corporation, which is now part of Verizon. Valor’s formation was orchestrated by its equity sponsors WCAS, Vestar Capital Partners, Citicorp Venture Capital and a group of founding individuals. Valor completed its initial public offering of shares of common stock on February 9, 2005, and its shares began trading on the NYSE under the symbol “VCG.”

Alltel Holding Corp.
      Alltel Holding Corp. (also referred to herein as “Spinco”) is currently a wholly-owned subsidiary of Alltel Corporation and was incorporated in its current form as a Delaware corporation on November 2, 2005 for the purpose of holding Alltel Corporation’s wireline business to be transferred to it in connection with the spin-off. Alltel Corporation’s wireline business is currently operated by certain of its subsidiaries, each of which will be transferred to Spinco prior to the closing of the spin-off and the merger. These subsidiaries provide wireline local, long-distance, network access and Internet services. These subsidiaries also sell and warehouse telecommunications products and publish telephone directories for affiliates and other independent telephone companies. This proxy statement/ prospectus-information statement describes Spinco as if it held the subsidiaries that will be transferred to it prior to closing of the spin-off and the merger for all historical periods presented.
      Spinco operates its communications businesses as a single operation capable of delivering to customers one-stop shopping for a full range of communications products and services. As of March 31, 2006, including customers of its wireline and long-distance services, Spinco served approximately 2.9 million communications customers in rural areas in 15 states. Spinco generated revenues and sales of $703.0 million and net income of $112.8 million in the three months ended March 31, 2006; and revenues and sales of $2,923.5 million and net income of $374.3 million in the year ended December 31, 2005.
      Spinco is organized based on the products and services that it offers. Under this organizational structure, Spinco’s operations consist of its Wireline, Other Operations and Product Distribution business segments. Spinco’s Wireline segment consists of Spinco’s incumbent local exchange carrier (“ILEC”), competitive local exchange carrier (“CLEC”) and Internet access operations. The Other Operations segment consists of Spinco’s long-distance and network management services, directory publishing operations and telecommunications information services. The Product Distribution segment consists of Spinco’s communications products operations. As of March 31, 2006, Spinco’s wireline subsidiaries provide local telephone service to approximately 2.9 million customers primarily located in rural areas in 15 states. The wireline subsidiaries also offer facilities for private line, data transmission and other communications services. Wireline revenues, which consist of local service, network access and long-distance and miscellaneous revenues, comprised 79.8 percent and 78.2 percent of Spinco’s total operating revenues from business segments in the first quarter of 2006 and the full year of 2005, respectively. Spinco provides long-distance service in all of the states in which Spinco provides local exchange service. In addition, Spinco offers long-distance service outside its ILEC service areas. As of March 31, 2006, Spinco provided long-distance service to approximately 1.75 million customers. Network management services are currently marketed to business customers in select areas. These services are ancillary service offerings and are not significant components of Spinco’s communications operations. Revenues and sales from Spinco’s other operations comprised 10.6 percent and 11.6 percent of Spinco’s total operating revenues from business segments in the first quarter of 2006 and the full year of 2005, respectively. Spinco’s product distribution operations sell communications and data products to affiliated and non-affiliated telecommunications companies and other related industries. Revenues and sales from Spinco’s product distribution operations comprised 9.6 percent and 10.2 percent of Spinco’s total operative revenues from business segments in the first quarter of 2006 and the full year of 2005, respectively.

RISK FACTORS
      You should carefully consider the following risk factors, together with the other information contained in this proxy statement/ prospectus-information statement and the annexes hereto and documents incorporated by reference herein. Any of these risks could materially and adversely affect the price of Windstream’s common stock following completion of the merger.
Risks Relating to the Spin-Off and the Merger
The calculation of the merger consideration will not be adjusted in the event the value of the business or assets of Spinco decline before the merger is completed. As a result, at the time you vote on the merger you will not know what the value of Windstream common stock will be following completion of the merger.
      The calculation of the number of shares of Valor common stock to be issued pursuant to the merger will not be adjusted in the event the value of the Alltel wireline telecommunications business that is being contributed to Spinco declines. If the value of this business declines after Valor stockholders approve the merger proposals, the market price of the common stock of the combined company following completion of the merger will be less than Valor stockholders anticipated when they voted to approve the merger proposals. While Valor will not be required to consummate the merger upon the occurrence of any event or circumstances that has, or could reasonably be expected to have, a material adverse effect on Spinco, neither Alltel nor Valor will be permitted to terminate the merger agreement or resolicit the vote of Valor stockholders because of any changes in the value of the Spinco business or the market prices of their respective common stocks that do not rise to the level of a material adverse effect on Spinco (as defined in the merger agreement).
Windstream may not realize the anticipated synergies, cost savings and growth opportunities from the merger.
      The success of the merger will depend, in part, on the ability of Spinco and Valor to realize the anticipated synergies, cost savings and growth opportunities from integrating the businesses of Valor with those of Spinco. Windstream’s success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of Spinco’s and Valor’s business and operations. Even if the companies are able to integrate their business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings and growth opportunities that Spinco and Valor currently expect from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, the benefits from the merger may be offset by costs incurred in integrating the companies and regulatory authorities may impose adverse conditions on the combined business in connection with granting approval for the merger.
The integration of Spinco and Valor following the merger may present significant challenges to Windstream management which could cause management to fail to respond effectively to the increasing forms of competition facing Windstream’s business and accelerate Windstream’s rate of access line loss.
      There is a significant degree of difficulty and management distraction inherent in the process of integrating the Spinco and Valor businesses. These difficulties include:

•	the necessity of consolidating an organization with its corporate headquarters located in Irving, Texas with an organization with its corporate headquarters located in Little Rock, Arkansas;

•	the challenge of integrating the business cultures of Valor with the new management team principally comprised of former Alltel employees, which may prove to be incompatible; and

•	the need to retain key officers and personnel of Spinco and Valor.
      The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Spinco and Valor’s businesses. Following completion of the merger, Windstream’s new senior management team, which will be put into place by virtue of the merger, may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the business of Windstream, service existing customers, attract new customers and develop new products or strategies. One potential consequence of such distractions could be the failure of management to realize opportunities to respond to the increasing forms of competition that Windstream’s business is facing, which could increase the rate of access line loss that Windstream’s business has experienced in recent years. If Windstream’s senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, Windstream’s business could suffer.
      Spinco and Valor cannot assure you that they will successfully or cost-effectively integrate the Valor businesses and the existing businesses of Spinco. The failure to do so could have a material adverse effect on Windstream’s business, financial condition and results of operations following completion of the merger.

After the close of the transaction, sales of Windstream common stock may negatively affect its market price.
      The market price of Windstream common stock could decline as a result of sales of a large number of shares of Windstream common stock in the market after the completion of the merger or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for Windstream to obtain additional capital by selling equity securities in the future at a time and at a price that Windstream deems appropriate.
      Immediately after the merger, Alltel stockholders will collectively hold, in the aggregate, approximately 85% of Windstream common stock on a fully diluted basis. Currently, Alltel stock is included in index funds tied to the Standard & Poor’s 500 Index or other stock indices and institutional investors subject to various investing guidelines. Because Windstream may not be included in these indices at the time of the merger or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may be required to sell Windstream common stock that they receive in the spin-off. These sales may negatively affect Windstream’s common stock price.

Regulatory agencies may delay or impose conditions on approval of the spin-off and the merger, which may diminish the anticipated benefits of the merger.
      Completion of the spin-off and merger is conditioned upon the receipt of required government consents, approvals, orders and authorizations. While Valor and Spinco intend to pursue vigorously all required governmental approvals and do not know of any reason why they would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before the spin-off and merger could delay the completion of the spin-off and merger, possibly for a significant period of time after Valor stockholders have approved the merger proposals at the annual meeting. In addition, these governmental agencies may attempt to condition their approval of the merger on the imposition of conditions that could have an adverse effect on Windstream’s operating results or the value of Windstream’s common stock after the spin-off and merger are completed. Any delay in the completion of the spin-off and merger could diminish anticipated benefits of the spin-off and merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty over the ability of the companies to complete the spin-off and merger could make it more difficult for Spinco and Valor to retain key employees or to pursue business strategies. In addition, until the spin-off and merger are completed, the attention of Spinco and Valor management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the transaction, such as obtaining regulatory approvals.

Some of the directors, officers and stockholders of Valor have interests that may be different from, or in addition to, the interests of Valor stockholders.
      In considering the Valor Board of Directors’ determination to approve the merger agreement and to recommend that Valor stockholders vote to adopt the merger agreement and to take the other recommended actions, Valor stockholders should be aware of potential conflicts of interest of, and the benefits available to, certain Valor stockholders, directors and officers. These stockholders, directors and officers may have interests in the merger that may be different from, or in addition to, the interests of Valor stockholders as a result of, among other things:

•	arrangements regarding the appointment of directors and officers of Valor;

•	restrictions upon certain restricted shares under Valor stock plans issued prior to the date of the merger agreement, including those held by executive officers and directors, will lapse; and

•	modifications to employment and severance arrangements maintained for Valor executive officers that may result in increased benefits to such officers.
      You should read “The Transactions — Interests of Certain Persons in the Merger” on page [ •  ] for a more complete description of the interests and benefits listed above.

The merger agreement contains provisions that may discourage other companies from trying to acquire Valor.
      The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Valor that might result in greater value to Valor stockholders than the merger. The merger agreement generally prohibits Valor from soliciting any acquisition proposal. In addition, if the merger agreement is terminated by Valor or Alltel in circumstances that obligate Valor to pay a termination fee and to reimburse transaction expenses to Alltel, Valor’s financial condition may be adversely affected as a result of the payment of the termination fee and transaction expenses, which might deter third parties from proposing alternative business combination proposals.

If the spin-off does not constitute a tax-free spin-off under section 355 of the Code or the merger does not constitute a tax-free reorganization under section 368(a) of the Code, either as a result of actions taken in connection with the spin-off or the merger or as a result of subsequent acquisitions of stock of Alltel or stock of Windstream, then Alltel, Windstream and/or Alltel stockholders may be responsible for payment of United States federal income taxes.
      The spin-off and merger are conditioned upon Alltel’s receipt of a private letter ruling from the IRS (which Alltel received on April 7, 2006) to the effect that the spin-off, including (i) the contribution of the wireline business to Spinco, (ii) the receipt by Alltel of Spinco debt securities and the special dividend and (iii) the exchange by Alltel of Spinco debt securities for Alltel debt, will qualify as tax-free to Alltel, Spinco and the Alltel stockholders for United States federal income tax purposes under Sections 355 and 368 and related provisions of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Alltel and Windstream will not be able to rely on the ruling.
      The spin-off and merger are also conditioned upon the receipt by Alltel of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alltel, to the effect that the spin-off will be tax-free to Alltel, Spinco and the stockholders of Alltel under Section 355 and other related provisions of the Code. The opinion will rely on the IRS letter ruling as to matters covered by the ruling. Lastly, the spin-off and the merger are conditioned on Alltel’s receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Valor’s receipt of an opinion of Kirkland & Ellis LLP, counsel to Valor, each to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. All of these opinions will be based on, among other things, current law and certain representations and assumptions as to factual matters made by Alltel, Spinco and Valor. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in its opinion. The opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinions.
      The spin-off would become taxable to Alltel pursuant to Section 355(e) of the Code if 50% or more of the shares of either Alltel common stock or Spinco common stock (including common stock of Windstream, as a successor to Spinco) were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin-off. Because the Alltel stockholders will own more than 50% of the Windstream common stock following the merger, the merger, standing alone, will not cause the spin-off to be taxable to Alltel under Section 355(e). However, if the IRS were to determine that other acquisitions of Alltel common stock or Windstream common stock, either before or after the spin-off and the merger, were part of a plan or series of related transactions that included the spin-off, such determination could result in the recognition of gain by Alltel under Section 355(e). In any such case, the gain recognized by Alltel likely would include the entire fair market value of the stock of Spinco, and thus would be very substantial. In connection with the request for the IRS private letter rulings and the opinion of Alltel’s counsel, Alltel has represented that the spin-off is not part of any such plan or series of related transactions.
      In certain circumstances, under the merger agreement, Windstream would be required to indemnify Alltel against tax-related losses to Alltel that arise as a result of a disqualifying action taken by Windstream or its subsidiaries after the distribution. See “Risk Factors — Risks Relating to Windstream’s Business After the Merger — Windstream may be affected by significant restrictions after the merger” and “The Merger Agreement — Tax Matters.” If Alltel should recognize gain on the spin-off for reasons not related to a disqualifying action by Windstream, Alltel would not be entitled to be indemnified under the merger agreement. Even if Section 355(e) were to cause the spin-off to be taxable to Alltel, the spin-off would remain tax-free to Alltel’s stockholders.
      See “Certain United States Federal Income Tax Consequences of the Spin-Off and the Merger” beginning on page [ •  ].
Failure to complete the merger could adversely impact the market price of Valor common stock as well as Valor’s business and operating results.
      If the merger is not completed for any reason, the price of Valor common stock may decline to the extent that the market price of Valor common stock reflects positive market assumptions that the spin-off and the merger will be completed and the related benefits will be realized. Valor may also be subject to additional risks if the merger is not completed, including:

•	depending on the reasons for termination of the merger agreement, the requirement that Valor pay Alltel a termination fee of $35 million;

•	substantial costs related to the merger, such as legal, accounting, filing, financial advisory and financial printing fees, must be paid regardless of whether the merger is completed; and

•	potential disruption to the businesses of Valor and distraction of its workforce and management team.

Valor Stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
      After the merger’s completion, Valor stockholders will own a significantly smaller percentage of Windstream than they currently own of Valor. Following completion of the merger, Valor’s stockholders will own approximately 15% of Windstream on a fully-diluted basis. Consequently, Valor stockholders, as a group, will be able to exercise less influence over the management and policies of Windstream than they currently exercise over the management and policies of Valor.
Risks Relating to Windstream’s Business After the Merger
Following completion of the merger, Windstream will face intense competition in its businesses from many sources that could reduce its market share or adversely affect its financial performance.
      Substantial and increasing competition exists in the wireline communications industry. Some of Windstream’s incumbent local exchange carrier (ILEC) operations have experienced, and will continue to experience, competition in their local service areas. Sources of competition to Windstream’s local service business will include, but are not limited to, wireless communications providers, resellers of local exchange services, interexchange carriers, satellite transmission service providers, cable television companies, competitive access service providers, including, without limitation, those utilizing Unbundled Network Elements-

Platform or UNE-P, and voice-over-Internet-protocol, or VoIP, and providers using other emerging technologies.
      Competition could adversely impact Windstream in several ways, including (i) the loss of customers and market share, (ii) the possibility of customers reducing their usage of our services or shifting to less profitable services, (iii) our need to lower prices or increase marketing expenses to remain competitive and (iv) our inability to diversify by successfully offering new products or services.
Competition from wireless carriers, such as Alltel, is likely to continue to cause access line losses for Windstream which could adversely affect Windstream’s operating results and financial performance.
      Competition, mainly from wireless and broadband substitution, has caused in recent years a reduction in the number of Valor and Spinco’s access lines and generally has caused pricing pressure in the industry. As wireless carriers, such as Alltel, continue to expand and improve their network coverage while lowering their prices, some customers choose to stop using traditional wireline phone service and instead rely solely on wireless service. We anticipate that this trend toward solely using wireless services will continue, particularly if wireless service rates continue to decline and the quality of wireless services improves. While Alltel’s wireless services already compete with Windstream’s communications services in many of Windstream’s exchange areas, it is likely that competition from Alltel wireless will increase and be more directed at Windstream’s communication services as a result of Alltel’s increased wireless focus following the transactions. Like Alltel, many wireless carriers are substantially larger and will have greater financial resources and superior brand recognition than Windstream. In the future, it is expected that the number of access lines served by Windstream will continue to be adversely affected by wireless and broadband substitution and that industry-wide pricing pressure will continue. There can be no assurances that Windstream will be able to compete successfully with Alltel or other wireless carriers.
Windstream may not be able to compete successfully with cable operators which are subject to less stringent industry regulations.
      Cable television companies deploying a cable modem service will represent Windstream’s principal competitors for broadband Internet access. As of December 31, 2005 cable modem competition existed in exchanges representing 85 percent of Spinco’s access lines and in exchanges representing 45 percent of Valor’s access lines, representing 79 percent of the total combined access lines. Broadband offerings by cable television companies are mostly unregulated by state public service commissions who regulate Windstream and are not subject to tariffs, therefore providing such companies much greater pricing flexibility. In contrast, Windstream’s broadband DSL offering is federally regulated and will be required to comply with federal tariffs.
      Windstream will also face competition from cable television companies providing voice service offerings. Voice offerings of cable operators are offered mainly under Competitive Local Exchange Carrier certificates obtained in states where they offer services and therefore are subject to fewer service quality or service reporting requirements. In addition, the rates or prices of the voice service offerings of cable companies are not subject to regulation. In contrast, the voice service rates or prices of Windstream, in its capacity as an Incumbent Local Exchange Carrier, will be subject to regulation by various state public service commissions and, unlike cable operators, will also be subject to “carrier of last resort” obligations which will generally obligate Windstream to provide basic voice services to any person regardless of the profitability of such customer. There can be no assurances that Windstream will be able to compete successfully with cable companies in either the offering of broadband or voice services.
Windstream may not be able to compete successfully against companies offering integrated communication services.
      Through mergers, joint ventures and various service expansion strategies, providers of competing communications services are increasingly able to provide integrated services in many of the markets Windstream will serve. If Windstream is unable to offer integrated service offerings, it may not be able to compete successfully against competitors that offer more integrated service packages.

      During the fourth quarter of 2005, Spinco began offering DISH Network satellite television service to Spinco’s residential customers as part of a bundled service offering. Following the merger, Windstream is expected to continue the relationship with DISH Network and to offer additional bundled services such as DSL, Internet access, long distance and second lines with its basic voice service to create more appealing product offerings at more attractive prices to its customers. However, it may be difficult for Windstream to provide customers a single, clear invoice and integrated customer care for bundled services. There can be no assurance that Windstream will be able to successfully provide bundled service offerings to its customers or that Windstream will be able to compete successfully against competitors offering such services.
Following completion of the merger, Windstream could be harmed by rapid changes in technology.
      The communications industry is experiencing significant technological changes, particularly in the areas of VoIP, data transmission and wireless communications. Rapid technological developments in cellular telephone, personal communications services, digital microwave, satellite, broadband radio services, local multipoint distribution services, meshed wireless fidelity, or WiFi, and other wireless technologies could result in the development of products or services that compete with or displace those offered by traditional local exchange carriers (“LECs”). For example, Windstream may be unable to retain existing customers who decide to replace their wireline telephone service with wireless telephone service. In addition, the development and deployment of cable and broadband technology will result in additional local telephone line losses for Windstream if customers choose VoIP for their local telephone service. Additional access line loss will also likely occur as customers shift from dial-up data services, which are often on a second phone line, to high-speed data services. Furthermore, the proliferation of replacement technologies impacting its wireline business could require Windstream to make significant additional capital investment in order to compete with other service providers that may enjoy network advantages that will enable them to provide services more efficiently or at a lower cost. Alternatively, Windstream may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into its systems in a cost effective manner, or at all. If Windstream cannot develop new services and products to keep pace with technological advances, or if such services and products are not widely embraced by its customers, Windstream’s results of operations could be adversely impacted.

Windstream will provide services to its customers over access lines, and if it loses access lines like Spinco and Valor historically have, its revenues, earnings and cash flow from operations could be adversely affected.
      Windstream’s business will generate revenue by delivering voice and data services over access lines. Spinco and Valor have each experienced net access line loss over the past few years, and during the year ended December 31, 2005, the number of access lines they served collectively declined by 4 percent due to a number of factors, including increased competition and wireless and broadband substitution. Following the merger, Windstream is expected to continue to experience net access line loss in its markets for an unforeseen period of time. Windstream’s inability to retain access lines could adversely affect its revenues, earnings and cash flow from operations.
Windstream will be subject to various forms of regulation from the Federal Communications Commission and the regulatory commissions in the 16 states in which it will operate which limits Windstream’s pricing flexibility for regulated voice and broadband DSL products, subjects Windstream to service quality, service reporting and other obligations, and exposes Windstream to the reduction of revenue from changes to the universal service fund or the intercarrier compensation system.
      As a provider of wireline communication services, Valor and Spinco will have been granted operating authority by each of the 16 states in which they conduct ILEC and CLEC operations. Following completion of the merger, Windstream will be subject to various forms of regulation from the regulatory commissions in each of these 16 states as well as from the FCC. State regulatory commissions have primary jurisdiction over local and intrastate services including to some extent, the rates that Windstream will charge customers, including, without limitation, other telecommunications companies, and service quality standards. The FCC has primary jurisdiction over interstate services including the rates that Windstream will charge other telecommunications companies that will use its network and other issues related to interstate service. These regulations will restrict Windstream’s ability to adjust rates to reflect market conditions and will impact its ability to compete and respond to changing industry conditions.
      Future revenues, costs, and capital investment in Windstream’s wireline business could be adversely affected by material changes to these regulations, including, but not limited to, changes in inter-carrier compensation, state and federal Universal Service Fund (“USF”) support, UNE and UNE-P pricing and requirements, and VoIP regulation. Federal and state communications laws may be amended in the future, and other laws may affect Windstream’s business. In addition, certain laws and regulations applicable to Windstream and its competitors may be, and have been, challenged in the courts and could be changed at any time. We cannot predict future developments or changes to the regulatory environment, or the impact such developments or changes would have.
      In addition, these regulations could create significant compliance costs for Windstream. Delays in obtaining certifications and regulatory approvals could cause it to incur substantial legal and administrative expenses, and conditions imposed in connection with such approvals could adversely affect the rates that Windstream is able to charge its customers. Windstream’s business also may be impacted by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts, or addressing other issues that impact Windstream’s business. For example, existing provisions of the Communications Assistance for Law Enforcement Act require communications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. Windstream’s compliance costs will increase if future legislation, regulations or orders continue to increase its obligations.

In 2005, Spinco and Valor received 5.8% and 22.8% of their respective revenues from state and federal Universal Service Funds, and any adverse regulatory developments with respect to these funds could adversely affect Windstream’s profitability following completion of the merger.
      Spinco and Valor receive state and federal USF revenues to support the high cost of providing affordable telecommunications services in rural markets. Such support payments constituted 5.8% and 22.8% of Spinco and Valor’s revenues, respectively, for the year ended December 31, 2005. A portion of such fees are based on relative cost structures, and we expect receipt of such fees to decline as we continue to reduce costs. Pending regulatory proceedings could, depending on the outcome, materially reduce our USF revenues.
      Following completion of the merger, Windstream will be required to make contributions to state and federal USFs each year. Current state and federal regulations allow Windstream to recover these contributions by including a surcharge on its customers’ bills. If state and/or federal regulations change, and Windstream becomes ineligible to receive support, such support is reduced, or Windstream becomes unable to recover the amounts it contributes to the state and federal USFs from its customers, its earnings and cash flow from operations would be directly and adversely affected.
You may not receive the level of dividends provided for in the dividend policy Windstream’s Board of Directors will adopt upon the closing of the merger or any dividends at all.
      The Board of Directors of Windstream will adopt a dividend policy, effective upon the closing of the merger, which reflects an intention to distribute a substantial portion of the cash generated by Windstream’s business in excess of operating needs, interest and principal payments on Windstream’s indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to Windstream stockholders. See “The Transactions — Dividend Policy of Windstream.” The Board of Directors of Windstream may, in its discretion, amend or repeal this dividend policy. Windstream’s initial dividend policy is based upon Alltel and Valor’s current assessment of Windstream’s business and the environment in which it will operate, and that assessment could change based on competitive or technological developments (which could, for example, increase its need for capital expenditures) or new growth opportunities. In addition, future dividends with respect to shares of Windstream common stock, if any, will depend on, among other things, Windstream’s cash flows, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that Windstream’s Board of Directors may deem relevant. The Windstream Board of Directors may decrease the level of dividends provided for in the dividend policy or discontinue the payment of dividends entirely. Windstream’s senior secured credit facility and notes are expected to contain significant restrictions on its ability to make dividend payments. We cannot assure you that Windstream will generate sufficient cash from continuing operations in the future, or have sufficient surplus or net profits, as the case may be, under Delaware law, to pay dividends on its common stock in accordance with the dividend policy adopted by the Windstream Board of Directors. The reduction or elimination of dividends may negatively affect the market price of Windstream’s common stock.

Windstream’s substantial indebtedness could adversely affect its operations and financial condition.
      Although Windstream’s leverage ratio of debt to operating income before depreciation and amortization will be substantially lower after the merger than Valor’s current leverage ratio, Windstream will have substantial indebtedness following completion of the merger. As currently contemplated and as described in “Financing of Windstream” beginning on page [ •  ], it is expected that Windstream will have approximately $5.5 billion in consolidated debt after the closing of the transaction. This indebtedness could have important consequences to Windstream, such as:

•	limiting its operational flexibility due to the covenants contained in its debt agreements;

•	limiting its ability to invest operating cash flow in its business due to debt service requirements;

•	limiting its ability to compete with companies that are not as highly leveraged and that may be better positioned to withstand economic downturns;

•	increasing its vulnerability to economic downturns and changing market conditions; and

•	to the extent that Windstream’s debt is subject to floating interest rates, increasing its vulnerability to fluctuations in market interest rates.
      Windstream expects to generate sufficient funds to pay its expenses and to pay the principal and interest on its outstanding debt from its operations. Windstream’s ability to meet its expenses and debt service obligations will depend on its future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovation and pressure from competitors. If Windstream does not have enough money to meet its debt service obligations, it may be required to refinance all or part of its existing debt, sell assets or borrow more money. Windstream may not be able to, at any given time, refinance its debt, sell assets or borrow more money on terms acceptable to it.

Windstream will be subject to restrictive debt covenants, which may restrict its operational flexibility.
      After the merger, Windstream’s credit facilities and senior unsecured notes will contain covenants that restrict its ability with respect to the incurrence of additional indebtedness, liens, capital expenditures, loans and investments and will limit its ability to take certain action with respect to dividends and payments in respect of capital stock, and will limit its ability to enter into mergers, consolidations, acquisitions, asset dispositions and will place restrictions on other matters generally restricted in senior secured loan agreements. After the merger, the new credit facilities will also require the company to maintain specified financial ratios and satisfy financial condition tests. Windstream’s ability to meet those financial ratios and tests may be affected by events beyond its control, and we cannot assure you that it will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the new credit facilities and the notes, in which case, the lenders and/or holders of the notes could elect to declare all amounts outstanding to be immediately due and payable and the lenders could terminate its commitments to extend additional loans. If the lenders under the new credit facilities and/or the holders of the notes accelerate the payment of the indebtedness, we cannot assure you that Windstream’s assets would be sufficient to repay in full the indebtedness and any other indebtedness that would become due as a result of any acceleration.

Windstream will likely incur a significant one-time charge relating to the integration of the operations of Valor with Spinco that could materially and adversely affect the future results of operations of Windstream following the merger.
      We are developing a plan to integrate the operations of Valor with Spinco after the merger. We anticipate that Windstream will incur a one-time charge to earnings of approximately $30 million to $50 million in connection with the transactions contemplated by the spin-off and the merger. We will not be able to quantify the exact amount of this charge or the time at which it will be incurred until after the merger is completed. The amount of the charge may be significantly different than the current estimate, and the charge may have a material and adverse effect on the results of operations of Windstream in the period in which it is recorded.
Immediately following the merger, Valor will change its name to Windstream Corporation and will launch a rebranding campaign that will require Windstream to incur substantial capital and other costs and may not receive a favorable reception from customers.
      Prior to the merger of Valor and Spinco, our products and services were marketed using the “Valor” and “Alltel” brand names and logos. Immediately following the merger, Valor will change its name to Windstream Corporation and will discontinue use of the Alltel and Valor names after a brief transitional period. Windstream will incur substantial capital and other costs associated with launching and marketing its new brand. Windstream also may not be able to achieve or maintain comparable name recognition or status under its new brand, which could adversely affect its ability to attract and retain customers, resulting in reduced revenues.

Windstream may be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the spin-off or the merger.
      Even if the spin-off otherwise qualifies as a spin-off under Section 355 of the Internal Revenue Code, the distribution of Valor common stock to the exchange agent for the benefit of Alltel stockholders in connection with the spin-off and the merger may not qualify as tax-free to Alltel under Section 355(e) of the Internal Revenue Code if 50% or more of the stock of Alltel or Spinco (including Windstream as a successor to Spinco) is acquired as part of a plan or series of related transactions that includes the spin-off.
      The merger agreement restricts Windstream from taking certain actions that could cause the spin-off to be taxable to Alltel under Section 355(e) or otherwise jeopardize the tax-free status of the spin-off or the merger (which the merger agreement refers to as “disqualifying actions”), including:

•	generally, for two years after the spin-off, taking, or permitting any of its subsidiaries to take, an action that might be a disqualifying action without receiving the prior consent of Alltel;

•	for two years after the spin-off, entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction involving the acquisition of Windstream stock or the issuance of shares of Windstream’s stock, or options to acquire or other rights in respect of such stock, in excess of a permitted basket of 71,130,989 shares (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications and similar transactions), unless, generally, the shares are issued to qualifying Windstream employees or retirement plans, each in accordance with “safe harbors” under regulations issued by the IRS;

•	for two years after the spin-off, repurchasing Windstream’s shares, except to the extent consistent with guidance issued by the IRS;

•	for two years after the spin-off, permitting certain wholly-owned subsidiaries that were wholly-owned subsidiaries of Spinco at the time of the spin-off to cease the active conduct of the Spinco business to the extent so conducted by those subsidiaries immediately prior to the spin-off; and

•	for two years after the spin-off, voluntarily dissolving, liquidating, merging or consolidating with any other person, unless (i) Windstream is the survivor of the merger or consolidation or (ii) prior to undertaking such action, Windstream receives the prior consent of Alltel.

      Nevertheless, Windstream will be permitted to take any of the actions described above in the event that the IRS has granted a favorable ruling to Alltel or Valor as to the effect of such action on the tax-free status of the transactions described in this document. To the extent that the tax-free status of the transactions is lost because of a disqualifying action taken by Windstream or any of its subsidiaries after the distribution date (except to the extent that Alltel has delivered a previous determination to Windstream permitting such action), Windstream generally will be required to indemnify, defend and hold harmless Alltel and its subsidiaries (or any successor to any of them) from and against any and all resulting tax-related losses incurred by Alltel.
      Because of these restrictions, Windstream may be limited in the amount of stock that it can issue to make acquisitions or raise additional capital in the two years subsequent to the spin-off and merger. Also, Windstream’s indemnity obligation to Alltel might discourage, delay or prevent a change of control during this two-year period that stockholders of Windstream may consider favorable. See “The Merger Agreement” on page [ •  ]; “The Tax Sharing Agreement” on page [ •  ] and “Certain United States Federal Income Tax Consequences of the Spin-Off and the Merger” beginning on page [ •  ].
Rapid and significant changes in technology could require Windstream to significantly increase capital investment or could result in reduced demand for its services.
      New communication technologies may impact Windstream’s wireline business. For example, Windstream may be unable to retain existing customers who decide to replace their wireline telephone service with wireless telephone service. Furthermore, the development and deployment of cable and DSL broadband technology will likely result in additional local telephone line losses for Windstream as its customers shift from dial-up data services to high-speed data services. In addition, VoIP technology, which operates on broadband technology, now provides Windstream’s competitors with a low-cost alternative to access the home and provide local telephone voice services to Windstream’s wireline customers. The proliferation of replacement technologies impacting its wireline business could require Windstream to make significant additional capital investment or could result in reduced demand for its services, both of which could adversely impact its financial performance and results of operations.
Disruption in Windstream’s networks and infrastructure may cause it to lose customers and incur additional expenses.
      To be successful, Windstream will need to continue to provide its customers with reliable service over its networks. Some of the risks to Windstream’s networks and infrastructure include: physical damage to access lines, breaches of security, capacity limitations, power surges or outages, software defects and disruptions beyond Windstream’s control, such as natural disasters and acts of terrorism.
      From time to time in the ordinary course of business, Windstream will experience short disruptions in its service due to factors such as cable damage, inclement weather and service failures of its third party service providers. We cannot assure you that Windstream will not experience more significant disruptions in the future. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause Windstream to lose customers and incur expenses, and thereby adversely affect Windstream’s business, revenue and cash flow.

Weak economic conditions may decrease demand for Windstream’s services.
      Windstream will be sensitive to economic conditions and downturns in the economy. Downturns in the economies and vendor concentration in the markets Windstream serves could cause its existing customers to reduce their purchases of Windstream’s basic and enhanced services and make it difficult for Windstream to obtain new customers.

THE TRANSACTIONS
      On December 9, 2005, Alltel and Valor announced that they entered into a transaction providing for the spin-off of Alltel’s wireline telecommunications business and the merger of such business with and into Valor. In order to effect the spin-off and merger, Alltel, Spinco and Valor entered into a number of agreements, including a Distribution Agreement between Alltel and Spinco and an Agreement and Plan of Merger, as amended, among Alltel, Spinco and Valor. These agreements, which are described in greater detail in this proxy statement/prospectus-information statement, provide for (i) the separation of Alltel’s wireline telecommunications business and certain related business operations, (ii) the contribution of such assets to Spinco, (iii) the distribution of all of the shares of capital stock of Spinco to a third-party exchange agent to be held for the benefit of Alltel stockholders on a pro rata basis, (iv) the merger of Spinco with and into Valor, with Valor continuing as the surviving corporation and (v) the conversion of Spinco shares into shares of Valor common stock.
Transaction Timeline
      Below is a step-by-step list illustrating the sequence of material events relating to the spin-off of Spinco and merger of Spinco and Valor. Each of these events are discussed in more detail throughout this proxy statement/prospectus-information statement. Each of following events will occur in the following order on the closing date of the merger except for Step 1, which will occur prior to the closing date, and Steps 9 and 10, which will occur promptly following the closing of the merger.
      Step 1 — Alltel will engage in a series of restructuring transactions to effect the transfer to Spinco’s subsidiaries of all of the assets relating to Alltel’s wireline telecommunications business and the transfer to Alltel of all assets not relating to such business.
      Step 2 — Alltel will contribute all of the capital stock of the Spinco subsidiaries to Spinco in exchange for (i) that number of shares of Spinco common stock to be distributed to a third party exchange agent for the benefit of Alltel shareholders in the spin-off, and (ii) the issuance of the exchange notes by Spinco to Alltel.
      Step 3 — Spinco will enter into a new senior secured credit facility providing commitments for borrowings in an amount up to $4.2 billion.
      Step 4 — Spinco will pay a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco (which is estimated to equal approximately $2.275 billion).
      Step 5 — Alltel will spin-off Spinco by distributing all of the shares of Spinco common stock to a third-party exchange agent to be held for the benefit of Alltel stockholders on a pro rata basis.
      Step 6 — Alltel exchanges the exchange notes received from Spinco for outstanding Alltel debt securities or otherwise transfers such exchange notes to Alltel’s creditors representing approximately $1.673 billion in debt reduction to Alltel.
      Step 7 — Spinco will merge with and into Valor and shares of Spinco common stock held by the exchange agent will be converted into that number of shares of Valor common stock that Alltel stockholders will be entitled to receive in the merger.
      Step 8 — The exchange agent will issue shares of Valor common stock to Alltel stockholders in accordance with the terms of the merger agreement.
      Step 9 — Valor will change its name to Windstream Corporation and its common stock will be quoted on the New York Stock Exchange under the symbol “WIN”.
      Step 10 — Windstream may issue up to an additional $800 million in debt securities in a private placement pursuant to Rule 144A of the Securities Act of 1933, which will reduce dollar-for-dollar the commitments under its senior secured credit facility.
The Spin-Off
      As part of the spin-off, Alltel will engage in a series of preliminary restructuring transactions to effect the transfer to Spinco’s subsidiaries of all of the assets relating to Alltel’s wireline telecommunications business and the transfer to Alltel of all assets not relating to such business. Following these preliminary restructuring transactions, and immediately prior to the effective time of the merger, Alltel will contribute all of the stock of the Spinco subsidiaries to Spinco (which we will refer to as the “contribution”) in exchange for:

•	the issuance to Alltel of Spinco common stock to be distributed in the spin-off (which we will refer to as the “distribution”),

•	the payment of a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco (which is estimated to equal approximately $2.275 billion), which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off, and

•	the distribution by Spinco to Alltel of certain Spinco debt securities (which we will refer to as the “exchange notes”), which Alltel intends to exchange for outstanding Alltel debt securities or otherwise transfer to Alltel’s creditors representing approximately $1.673 billion in debt reduction to Alltel. Such exchange is not required by the terms of Alltel’s outstanding debt securities.

      As a result of the transactions, Alltel will receive approximately $4.2 billion of combined cash proceeds and debt reduction through the special dividend, the distribution of the exchange notes and the assumption by Windstream on a consolidated basis of approximately $267 million in existing Spinco debt securities. The $4.2 billion amount of total cash proceeds and debt reduction realized by Alltel in the transaction was determined in the negotiations between Alltel and Valor regarding the overall valuation of the transaction. The approximate $1.673 billion in debt reduction which Alltel will receive in connection with the exchange notes represents the difference between the total cash proceeds and debt reduction to Alltel ($4.2 billion) and an amount equal to (x) the approximate amount of the special dividend (which is estimated to equal approximately $2.275 billion) plus the approximate amount in existing Spinco debt securities to be assumed by Windstream ($267 million) less (y) $15 million in cash to be acquired by Spinco as part of the contribution.
      Prior to the distribution, Spinco will consummate certain financing transactions pursuant to which it will incur approximately $3.978 billion in indebtedness through (1) borrowings under a new senior secured credit agreement or the issuance of senior unsecured debt securities in an offering under Rule 144A, promulgated under the Securities Act of 1933, as amended and (2) the distribution of the exchange notes to Alltel. All proceeds of the financing will be used to pay the consideration to be received by Alltel for the contribution (through payment of the special dividend and distribution of the exchange notes) and to pay related fees and expenses. For a more complete discussion of the financing of Windstream see “Financing of Windstream” beginning on page [ •  ].
      After the contribution and immediately prior to the merger, Alltel will spin-off Spinco by distributing all of the shares of Spinco common stock to a third-party exchange agent to be held for the benefit of Alltel stockholders on a pro rata basis. Such shares will be immediately converted into that number of shares of Valor common stock Alltel stockholders will be entitled to receive in the merger. As a result, Alltel stockholders will never hold shares of Spinco common stock.
The Merger
      In the merger, Spinco will merge with and into Valor in accordance with the terms of the merger agreement. Valor will survive the merger as a stand-alone company holding and conducting the combined business operations of Valor and Spinco. Immediately following the merger, Valor will change its name to Windstream Corporation and its common stock will be quoted on the New York Stock Exchange under the symbol “WIN”. For ease of reference, throughout this proxy statement/prospectus-information statement we will refer to Windstream Corporation, the new company formed by the merger of Valor and Spinco, as “Windstream.”
      Alltel stockholders will be entitled to receive a number of shares of Valor common stock to be determined based on the calculation set forth below in the section titled “Calculation of Merger Consideration.” Holders of Alltel common stock will not be required to pay for the shares of Valor common stock they receive and will also retain all of their shares of Alltel common stock. Existing shares of Valor common stock will remain outstanding.
      By virtue of the merger, Windstream will assume $267.0 million in Alltel debt, of which $81.0 million (plus related make-whole premiums) will be refinanced with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in an offering under Rule 144A. Windstream will also assume $400.0 million in outstanding Valor notes, which will be equally and ratably secured with debt under the new credit facilities. Windstream will be required to offer to repurchase any of the outstanding Valor notes that may be tendered as a result of the merger, which constitutes a change of control under the indenture governing the Valor notes, and will borrow additional amounts under its new credit facilities to the extent necessary to fund the purchase of any Valor notes that are tendered. However, no Valor bonds are expected to be tendered as a result of the merger as their current trading price exceeds the put price. The trading price of the bonds was $102.75 as of May 18, 2006 versus a put price of $101. In addition, Windstream will refinance approximately $781.0 million (plus related premiums) outstanding under Valor’s existing credit facility with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in a Rule 144A offering. The amounts assumed by Windstream, together with the issuance of the debt securities, the borrowings under the new credit facilities and certain expenses related to the spin-off, merger and financing transactions, will result in Windstream having approximately $5.5 billion in total debt immediately following completion of the merger.
Calculation of Merger Consideration
      The merger agreement provides that Valor will issue in the aggregate to holders of Alltel common stock a number of Valor shares equal to (a) the number of shares of Valor common stock outstanding as of the effective time of the merger multiplied by (b) 5.667. For ease of reference, we will refer to the product of this equation as the “aggregate merger consideration.” Pursuant to the distribution agreement, Alltel and Spinco have elected to distribute one share of Spinco common stock to the exchange agent for the benefit of Alltel stockholders for each share of Alltel common stock outstanding on the record date for the spinoff, which Alltel will announce prior to the expected completion of the spin-off and the merger. Each share of Spinco common stock held by the exchange agent will be converted into the right to receive a number of Valor shares equal to the aggregate merger consideration, divided by the number of Alltel shares outstanding as of the record date for the spin-off. For ease of reference, we will refer to the product of this equation as the “per share merger consideration.”
      Neither the aggregate merger consideration nor the per share merger consideration will be adjusted in the event of a decline in the value of the Alltel wireline telecommunications business that is being contributed to Spinco. If the value of this business declines after Valor stockholders approve the merger proposals, the market price of Windstream common stock following completion of the merger will be less than Valor stockholders anticipated when they voted to approve the merger proposals. In this event, there will also be no adjustment of the aggregate merger consideration, or the per share merger consideration.
      It is presently estimated that Valor will issue in the aggregate approximately 405 million shares of common stock to Alltel stockholders pursuant to the merger, or approximately 1.04 shares of Valor common stock (subject to variation as a result of compensatory equity grants and other issuances) for each share of Alltel common stock outstanding as of the record date for the spin-off. Given that these amounts are calculated based on the number of shares of Alltel common stock outstanding as of the record date for the spin-off and Valor common stock outstanding at the effective time of the merger, the actual number of shares of Valor common stock to be issued will not be determined until the effective time, and there is no maximum or minimum number of shares that will be issued. We do not expect the number of shares of Valor common stock to change significantly as Valor currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In any event, the calculation of the merger consideration set forth in the merger agreement is structured so that, regardless of the number of Valor shares and Spinco shares outstanding immediately prior to the effective time of the merger, when the merger is completed, Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a fully diluted basis. Based on the closing price of Valor common stock on May 22, 2006 of $12.78, as reported by the New York Stock Exchange, the approximate value Alltel stockholders will receive in the merger will equal $13.29 per each share of Alltel common stock they own on the record date for the spin-off. However, any change in the market value of Valor common stock prior to the effective time of the merger would cause the estimated per share value Alltel stockholders will receive in the merger to also change. The following illustration sets forth the manner in which these estimated amounts were calculated:

For purposes of this calculation only it is assumed that the effective time of the merger occurred on April 28, 2006. On April 28, 2006 there were 389,107,443 shares of Alltel common stock outstanding and 71,096,887 fully-diluted shares of Valor common stock outstanding.

Step 1: Calculate the “aggregate merger consideration.” The merger agreement provides that Valor will issue to holders of Alltel common stock a number of Valor shares equal to the number of fully-diluted shares of Valor common stock outstanding as of the effective time of the merger multiplied by 5.667. As of April 28, 2006 there were 71,096,887 shares of Valor common stock outstanding. Therefore to determine the aggregate merger consideration we must multiply 71,096,887 by 5.667, which equals 402,906,058.63 shares.

Step 2: Determine number of Spinco shares outstanding. Pursuant to the distribution agreement Alltel and Spinco have determined that one share of Spinco common stock will be issued for each share of Alltel common stock outstanding on the record date for the spin-off. Assuming for purposes of this illustration only that 389,107,443 shares of Alltel common stock will be outstanding as of such date, there will be 389,107,443 shares of Spinco common stock outstanding as of the effective time of the merger.

Step 3: Calculate the “per share merger consideration.” The merger agreement provides that each share of Spinco common stock will be converted into the right to receive a number of Valor shares equal to the aggregate merger consideration, divided by the number of Spinco shares outstanding as the effective time of the merger. In this illustration the aggregate merger consideration equals 402,906,058.63 shares and the number of Spinco shares outstanding as of the effective time is 389,107,443. Hence, to determine the per share merger consideration we must divide 402,906,058.63 by 389,107,443, which equals approximately 1.04.

Based on the foregoing, it is currently estimated that Alltel stockholders will receive approximately 1.04 shares of Valor common stock in exchange for each Alltel share such stockholder owns on the record date for the spin-off and that Valor will be obligated to issue in the aggregate 402,906,058.63 shares of Valor common stock to Alltel stockholders. This issuance would result in Alltel stockholders collectively owning approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a fully diluted basis following completion of the merger.
      The following table set forth the values used in the above calculation:

Valor Common			Approximate per
Stock Outstanding	Spinco Common	Aggregate Merger	Share Merger
(fully-diluted)	Stock Outstanding	Consideration	Consideration

71,096,887	389,107,443	402,906,058.63	1.04
      The actual number of shares of Valor common stock outstanding as of the effective time of the merger will likely be different than the number of shares outstanding as of April 28, 2006 (as set forth in the above illustration) as a result of compensatory equity grants of Valor common stock, however Valor has no other plans to issue any shares of its common stock prior to the effective time of the merger. Any change in the number of shares outstanding will cause the aggregate merger consideration to be different from that set forth in the above illustration. In addition, the actual number of shares of Spinco common stock distributed to Alltel stockholders may be different than as set forth in the above illustration as a result of compensation equity grants and other issuances of Alltel common stock. Any change in the number of shares of Spinco common stock distributed will cause the per merger consideration to change. However, the calculation of the merger consideration is structured so that following completion of the merger Alltel stockholders will collectively own approximately 85%, and Valor’s stockholders will collectively own approximately 15%, of the shares of common stock of Windstream on a fully diluted basis notwithstanding such issuances.
      We encourage you to carefully read the merger agreement and the distribution agreement which are attached as Annexes A-1, A-2 and B to this proxy statement/ prospectus-information statement and incorporated herein by reference, respectively, because they set forth the terms of the merger and the distribution of shares of Spinco common stock to Alltel’s common stockholders.
Background of the Merger
      In pursuing strategies to enhance stockholder value, Valor regularly considered opportunities for strategic business combinations. Valor received and responded to requests for potential transaction proposals from third parties operating rural local exchange carriers and actively pursued possible business combination transactions with those third parties. In addition, from time to time, Valor’s senior management engaged in informal discussions regarding possible business combination transactions with their counterparts at other telecommunications companies. Generally in these informal discussions, Valor and the other company would sign a non-disclosure agreement and then share financial information. However, after analysis of the financial information and other factors, and after discussions with the Valor Board of Directors, none of these informal discussions progressed beyond this initial analysis, and no formal negotiations on prices, terms and conditions occurred between Valor and the other parties.
      Valor previously chose not to pursue other possible transactions for a variety of reasons such as: 1) the potential transaction was not viewed as accretive to Valor; 2) the potential transaction did not make operational sense for Valor because target company lacked sufficiently concentrated operations, or operated in regions distant from Valor’s current operating territory; 3) concerns over the business fundamentals of the potential target company, including the level of competition it faced; and 4) failure to agree on prices, terms or conditions.
      Valor’s Board of Directors received regular updates from management concerning Valor’s transaction opportunities, and the topic of potential strategic transactions was a recurring agenda item at most board meetings. At various times, and most recently in August 2005, senior management invited Valor’s financial advisors (other than the financial advisors that rendered opinions to the Board of Directors of Valor in connection with the merger) to provide the Board of Directors with a comprehensive overview of the potential financial and stockholder benefits of various transactional opportunities between Valor and other rural local exchange carriers.
      Alltel announced in January 2005 that it would undertake a thorough review of the strategic alternatives available to its wireline business. Since the inception of Valor’s business operations in July 2000, Valor has had a relationship with Alltel, which provides Valor with outsourced operational support services, including billing and customer care systems. Following the Alltel announcement, and in the context of this long-standing business relationship, at various times members of Valor’s Board of Directors and senior management contacted members of Alltel’s senior management team to express interest in Alltel’s strategic review process, and to inquire about potential opportunities for a business combination between Valor and Alltel’s wireline business. Valor’s financial advisors kept the company informed regarding the Alltel process and its potential implications to Valor.
      As the Alltel review process progressed, Valor’s financial advisors recommended that the timing was appropriate for Valor to initiate a preliminary meeting with representatives of Alltel to further discuss a possible transaction. In August 2005, Anthony J. de Nicola, Valor’s Chairman of the Board, contacted Scott Ford, Alltel’s President and Chief Executive Officer, to schedule a meeting between the companies. On September 13, 2005, Mr. de Nicola and John J. Mueller, Valor’s Chief Executive Officer, met in Little Rock, Arkansas with Mr. Ford and Jeffrey H. Fox, Alltel’s Group President — Shared Services. At that meeting, Mr. Mueller presented information prepared by Valor management on Valor’s operations and the potential operational and financial benefits of a strategic transaction between Valor and Alltel. Mr. Ford stated that Alltel was considering initiating an active process to explore strategic options for repositioning its wireline assets and invited Valor to consider participating in such a process were it to occur. At a September 14, 2005 meeting of Valor’s Board of Directors, Mr. Mueller advised the Board on the meeting between Alltel and Valor senior management, and described the process that Alltel planned to undertake and the potential for a strategic combination between Valor and the Alltel wireline business. The Board of Directors authorized Valor management to participate in a potential Alltel process.

      On September 22, 2005, Alltel announced its intention to begin a formal process to assess the market environment for a strategic repositioning of its wireline business. On that date, Valor and Alltel executed a non-disclosure agreement. Thereafter, on September 28, 2005, Valor received an information book, which provided detailed financial and operational information on Alltel’s wireline business and other related operating units it proposed to separate. Under separate cover, Valor received correspondence from Alltel’s financial advisors on September 30, 2005 inviting Valor to “participate in a review of a potential merger with Alltel’s wireline business units and related ancillary operations” in conjunction with the separation of those operations from Alltel’s wireless operations. The correspondence indicated that Alltel would consider merger proposals that met certain principal objectives, including ensuring tax-free treatment of the transaction, maximizing Alltel stockholder value, establishing an appropriate capital structure, implementing a sustainable dividend policy and consummating an acceptable transaction expeditiously with the least disruption to the wireline business and its employees, suppliers and customers. Alltel requested the submission of detailed proposals no later than October 17, 2005.
      In preparation for Valor’s participation in the Alltel process, on September 15, 2005 Mr. de Nicola contacted Wachovia Securities to explore the possibility of Wachovia Securities serving as Valor’s financial advisor in connection with Valor’s evaluation of the Alltel opportunity. On September 28, 2005, Wachovia Securities met with Valor’s senior management and several members of its Board to discuss a proposed framework for developing a proposal for Alltel’s wireline business. Wachovia Securities presented issues for Valor to consider in developing its proposal that included financial analyses of comparable public companies, projections of operating statistics and valuations for a stand-alone Alltel wireline entity and preliminary valuation analyses for a combination of Alltel and Valor under various scenarios. On October 15, 2005, Valor and Wachovia Securities executed an engagement letter and non-disclosure agreement.
      On October 10, 2005, the Valor Board of Directors held a special meeting, the purpose of which was for management to update the Board on the Alltel process and the potential participation of Valor in that process. At this meeting, the Board adopted a resolution authorizing Valor to evaluate the Alltel materials and to prepare and submit a proposal to Alltel. The Board also approved and ratified Valor’s engagement of legal, financial, tax and accounting experts to aid in the evaluation of the Alltel opportunity and to assist Valor in the preparation of its proposal. Finally, the Board approved the creation of the Special Finance Committee, the purpose of which was to assist management with respect to the Alltel opportunity and to provide information on the Alltel process to the remainder of the Board. The members of the Special Finance Committee were Mr. de Nicola, and Board members Norman Alpert and Edward Heffernan.
      On October 14, 2005, the Special Finance Committee met with members of Valor senior management and Wachovia Securities representatives to discuss the status of the preparation of Valor’s response to Alltel. Wachovia Securities met with the Special Finance Committee to address the various financial issues raised by Valor’s proposed response to Alltel, including issues of valuation of Valor and benefits to stockholders of Alltel and Valor. Valor’s management also updated the Special Finance Committee on its analysis of potential synergies that might result from a merger of Valor and Alltel’s wireline business.
      On October 17, 2005, Valor submitted to Alltel a preliminary proposal containing the terms of a potential merger between Valor and Alltel’s wireline business and its related ancillary operations. The Valor offer contained the following key terms:

•	stock for stock merger;

•	82/18 relative post-merger ownership percentage between Alltel and Valor shareholders;

•	$5.3 billion in debt (3 times leverage);

•	Alltel to receive $4.1 billion in cash and debt relief;

•	post-merger dividend of $1 per share;

•	65% dividend payout; and

•	flexibility on governance and management arrangements.

      Alltel’s information book contained certain terms that Alltel expected in the proposals, and the Valor offer reflected the fact that Alltel was soliciting competing bids from several entities.
      Beginning on October 25 and continuing through October 26, 2005, representatives of Valor and Alltel and their respective financial advisors met in Little Rock, Arkansas. During these meetings, Valor and Alltel made management presentations, began preliminary due diligence relating to the other’s businesses and explored the possible synergies of a potential merger of Valor and Alltel’s wireline business. Thereafter, Valor and Alltel provided each other with access to documents for the purpose of continued due diligence.
      On November 3, 2005 the Valor Board of Directors held a regularly scheduled meeting. During this meeting, Wachovia Securities provided the Board with an update on the Alltel process and updated the Board with respect to the terms and benefits of a potential merger.
      On November 11, 2005, Alltel’s financial advisors scheduled a meeting with Mr. de Nicola and Wachovia Securities’ representatives, and provided them with a preliminary term sheet in response to Valor’s October 17, 2005 submission. The Alltel term sheet outlined the material terms upon which Alltel would be willing to merge the Alltel wireline business with Valor including:

•	spin-off of the Alltel wireline business and its merger with Valor on a tax-free basis to Alltel, Valor and their respective shareholders;

•	Alltel to receive a cash dividend up to its tax basis in Spinco which was estimated at such time to equal approximately $2.4 billion;

•	Alltel to exchange approximately $1.5 billion of its parent-level debt for Spinco debt securities, and the merged company assumes $0.3 billion of Spinco debt;

•	86/14 post-merger ownership percentage between Alltel and Valor shareholders;

•	post-merger dividend of $1.00 per Alltel equivalent share;

•	Valor designates one Board seat;

•	Alltel designates the post-merger management team; and

•	Valor’s largest shareholders (Welsh, Carson, Anderson & Stowe, Vestar Capital Partners and Citicorp Venture Capital) agree to an irrevocable voting agreement to support the transaction and agree to a six month lock-up agreement.
      At various times following the November 11, 2005 meeting, Mr. Ford and Mr. de Nicola discussed the differences between each company’s proposal. In these discussions, and in other communications between the parties’ financial advisors during the period of November 11-14, 2005, certain fundamental economic terms were negotiated, including, among other terms, the percentage of ownership that Valor and Alltel stockholders would have in the surviving corporation following the merger, the dividend pay-out ratio, the appropriate debt capitalization of the company, the amount of the annual dividend, and the number of Windstream board of director positions that would be allocated to pre-merger Valor directors in Windstream.
      On November 16, 2005, the Special Finance Committee of the Valor Board of Directors met with members of Valor’s senior management and representatives of Wachovia Securities in order to review the current status of the potential Alltel transaction. Representatives of Wachovia Securities highlighted the differences between the terms proposed by Valor and those proposed by Alltel. Mr. de Nicola then updated the Committee on the status of the discussions on merger terms between him and Mr. Ford, as well as other discussions between the parties’ financial advisors where they attempted to resolve differences between the parties’ economic terms. The Committee discussed with Wachovia Securities the terms on which Valor and Alltel could potentially reach agreement, and discussed whether those terms would be fair to Valor’s stockholders. The Committee also considered, in light of current and expected future market conditions and risks, whether other potential transactional opportunities would produce superior benefits to Valor’s stockholders. After substantial discussion, the Committee members recommended that management attempt to complete a merger agreement with Alltel. Wachovia Securities preliminarily advised the Committee that it believed, subject to further review and analysis, it would be able to render an opinion to Valor’s Board of Directors that a merger on the discussed terms was fair from a financial point of view to Valor and its stockholders. The Committee also determined that it was a best practice of sound corporate governance for the Committee to recommend that the Board of Directors engage another advisor to provide the Board with a second fairness opinion.
      Following the meeting of the Valor Special Finance Committee, Mr. de Nicola communicated Valor’s merger terms to Mr. Ford. Valor accepted the terms proposed by Alltel on November 11, 2005, with the following exceptions:

•	85/15 post-merger ownership percentage between Alltel and Valor shareholders;

•	Post-merger dividend of $1 per share;

•	Only Welsh, Carson, Anderson & Stowe and Vestar Capital Partners agree to a voting agreement to support the transaction, and Welsh Carson agrees to a three month lock-up, subject to an agreement for the orderly sale of their stock following expiration of the lock-up; and,

•	Spinco to pay the transaction fees of Alltel and Spinco, and Valor to assume responsibility for payment of its transaction fees.
Thereafter, Mr. Ford communicated to Mr. de Nicola Alltel’s preliminary acceptance of Valor’s proposed modifications to the merger terms presented on November 11, 2005, subject to completion of definitive agreements and final approval by Alltel’s board of directors.
      On November 18, 2005, the Valor Board of Directors held a special meeting to discuss the potential Alltel transaction. Wachovia Securities provided the Board with an overview of the proposed transaction, including the principal economic terms upon which Valor and Alltel had reached a preliminary agreement. Wachovia Securities made a presentation to the Board showing the estimated valuation and the potential stockholder value of the proposed merger. Kirkland & Ellis LLP, Valor’s legal advisor, discussed the Board’s obligations under Delaware law. Thereafter, the Board adopted a resolution authorizing management to take all necessary and appropriate steps required to complete a merger agreement with Alltel, including the completion of due diligence and the retention of any necessary advisors.
      On November 18, 2005, Alltel’s financial advisors provided Valor’s management and financial advisors with the draft of a merger agreement and distribution agreement and on December 3, 2005, with a draft of a tax sharing agreement. From November 21 through December 8, 2005, management, legal and financial representatives for Valor and Alltel met numerous times, engaged in numerous conference calls and exchanged drafts to negotiate the merger agreement, various other ancillary agreements and other legal, tax and regulatory issues. In addition, Valor finalized its due diligence with respect to the Alltel wireline business, including submission of follow-up due diligence requests and meeting with members of the Alltel management team with respect to various legal, business and financial issues.
      On November 29, 2005, members of the Valor and Alltel management teams met in Dallas, Texas. The purpose of the meeting was to allow various members of Alltel’s management team to meet with their Valor counterparts to discuss specific issues related to discrete operational and administrative aspects of Valor’s business. On November 30 through December 1, 2005, Valor and Alltel continued their discussions in Little Rock, Arkansas. Members of Valor’s management team, and its legal, financial and accounting advisors, continued Valor’s legal, business, tax and accounting due diligence. In addition, Alltel management provided Valor management and its legal and financial advisors with an overview of prospective, post-merger inter-company agreements between Alltel’s wireline and wireless businesses, as well as discussing other potential operational details regarding a combined Valor — Alltel wireline entity.
      On November 30 and December 2, 2005, the Special Finance Committee of the Valor Board met. During both meetings, counsel from Kirkland & Ellis LLP reviewed the status of the negotiations on the merger agreement and ancillary agreements, and addressed material open issues in those negotiations, including:

•	Certainty of closing;

•	Dividend and cash issues;

•	Termination fees;

•	Tax indemnification issues;

•	Spinco employee benefits issues; and,

•	Valor participation in decisions regarding the separation of the Alltel wireline business.
Also, members of Valor management and the company’s various advisors updated the Committee on the status of Valor’s business, legal, tax and accounting due diligence on Alltel.
      Valor engaged Bear, Stearns & Co. Inc. on December 5, 2005 to provide an independent opinion on the fairness of the potential merger. Bear Stearns met with members of Alltel’s management, and it conducted an independent review of financial information regarding Valor and the Alltel wireline business and the merger documentation.
      On December 6, 2005, the Valor Board met again to review the possible merger with the Alltel wireline business. Members of Valor’s senior management team, and its legal, tax, accounting and financial advisors, made preliminary presentations to the Board regarding the results of their business, legal, tax and accounting due diligence of the Alltel wireline business, valuation analyses, the strategic rationale for the potential merger and the terms and conditions of the merger, including a detailed review of significant open and resolved legal issues. Following the presentation of this information, the Board authorized Valor management to continue to pursue the proposed merger.
      Valor and Alltel completed their negotiations of the merger agreement and ancillary documents on December 8, 2005.
      The material open issues between the parties were ultimately resolved in the following fashion:

•	Certainty of closing:

•	Valor proposed that it have the right to change its recommendation accepting the merger without receiving a superior proposal. Alltel agreed subject to Valor’s payment of a $35 million break-up fee under certain circumstances;

•	Valor proposed that it have the right to terminate the merger agreement to accept a superior proposal. Alltel agreed subject to Valor’s agreement to pay a $35 million break-up fee;

•	Valor proposed a term that would extend the termination date on the merger agreement in order for the parties to obtain financing or required approvals. Valor later withdrew this proposal;

•	Dividend and cash issues:

•	Valor proposed that it pay its dividend, including a partial quarter dividend, if applicable, through closing, and Alltel agreed;

•	Valor proposed that Alltel pay its transaction fees and expenses. Alltel disagreed, and the parties agreed that Spinco would bear all transaction fees and expenses of both Alltel and Spinco, subject to a cap of $115 million;

•	Termination fees:

•	After significant negotiation on the amount of and circumstances under which a break-up fee would be payable, Valor agreed to pay a $35 million break-up fee if: 1) it terminates the merger agreement to accept a superior offer; 2) it changes its recommendation on this merger or recommends another acquisition proposal; or 3) if another party makes an acquisition proposal and either party terminates due to a failure of the shareholder vote or failure to complete the merger within one year, and Valor completes an acquisition or signs a definitive agreement within 12 months thereafter;

•	Alltel agreed to pay a $35 million break-up fee if: 1) either party terminates the agreement because of failure to complete the merger within one year and the financing condition is not met; or 2) Valor terminates due to a breach by Alltel that results in the financing condition not being met;

•	Alltel agreed to pay a $20 million break-up fee if: 1) either party terminates the agreement because of failure to complete the merger within one year and the tax ruling is not met; or 2) Valor terminates due to a breach by Alltel that results in the tax ruling not being obtained;

•	Tax issues:

•	Gross-up of indemnity payments for taxes due- Valor took the position that no gross-up should occur. The parties ultimately agreed to the gross-up for payments other than those related to universal service fund issues;

•	Indemnity for pre-closing universal service fund related payments- Valor proposed no indemnification. The parties ultimately agreed to require indemnity, but net of any tax refunds and benefits, and not subject to gross-up;

•	Indemnity for all other pre-closing income tax liabilities – Valor proposed no indemnity and Alltel agreed;

•	Indemnity for pre-closing other tax liabilities- Valor proposed no indemnification for such payments. The parties ultimately agreed to require indemnification, but Valor will control the decision to contest such taxing decisions and will receive the benefit of any favorable ruling in such proceedings;

•	Stock issuance by surviving company in the first two years after closing- Valor proposed a basket with no requirement of Alltel to consent and no indemnity attached. The parties agreed to a 10% basket, without consent or indemnity attached;

•	Spinco employee benefits issues:

•	Valor proposed specific identification of all active and retired employees allocated to Spinco. Alltel agreed, subject to the ability of the Steering Committee to evaluate additions or changes, and to Valor consent;

•	In negotiations on pensions and benefits plans, Valor was able to confirm that the plans were fully funded and that Spinco’s financial statements and projections incorporated the liabilities associated with the Spinco employees. Also, Valor confirmed the intention of Spinco to replicate existing Alltel plans, and Valor ensured the protection of its employees under such plans;

•	New Spinco equity grants will dilute Valor and Spinco shareholders in a proportionate manner;

•	Shares tendered to Valor by its employees to satisfy tax obligations on stock grants vesting on January 1, 2006 were excluded from the calculation of fully diluted shares for purposes of calculating the merger exchange ratio;

•	Valor’s proposed retention and severance plan was accepted by Alltel without modifications; and,

•	Valor participation in decisions regarding the separation of the Alltel wireline business:

•	Valor proposed that a Steering Committee be formed, and that the Steering Committee have access to and involvement in all material aspects of the separation of assets, subject to Valor consent if any decision individually or in the aggregate would have a material and adverse impact on Valor. Alltel accepted this proposal.
      Later that day, the Valor Board of Directors met to review the final terms and conditions of the merger agreement and received final reports regarding the business, legal, tax and accounting due diligence from Valor’s senior management team, and its legal, tax, accounting and financial advisors. The Board discussed other potential strategic alternatives that Valor had reviewed prior to exploring the Alltel opportunity and that might be available to Valor, including remaining as a separate independent entity and considered such potential alternatives and the proposed Alltel transaction. At the meeting, Wachovia Securities made a presentation to the Board regarding the estimated valuation and potential stockholder value of the proposed merger. At this meeting, the Board also received oral and written opinions of Wachovia Securities and Bear Stearns, that as of December 8, 2005, and based upon and subject to the factors, qualifications, judgments and assumptions set forth in the written opinions, the aggregate consideration to be issued by Valor in the merger was fair from a financial point of view to Valor and its stockholders. Following further discussion, the Valor Board unanimously determined that the merger was in the best interests of Valor and its stockholders, approved the merger and the merger agreement, the distribution agreement, the tax sharing agreement and related ancillary agreements, authorized the filing of all necessary regulatory applications and consents on behalf of Valor, authorized the preparation and filing of a Registration Statement on Form S-4, and directed Valor’s management to take all other actions necessary to effectuate the completion of the merger. It also approved the issuance of shares of Valor’s common stock in connection with the merger. In addition, Valor’s Compensation Committee approved certain retention and severance benefits that are being provided to retain employees in connection with the merger.
      The parties signed the merger agreement on December 8, 2005. Before the opening of trading on the New York Stock Exchange on December 9, 2005, the parties issued press releases announcing the execution of the merger agreement.
Valor’s Reasons for the Merger
      The following discussion of the information and factors discussed by the Valor Board of Directors is not meant to be exhaustive but is believed to include all material factors considered by it in reaching its determination that the Valor — Spinco merger is fair to and in the best interests of Valor and its stockholders. The Board of Directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the merger are fair to, and in the best interests of, Valor and Valor stockholders. Rather, the Board of Directors viewed its position as being based on the totality of the information presented to and considered by it. As a result of the consideration of the foregoing and other relevant considerations, the Board of Directors determined that the merger, including the terms of the merger agreement, distribution agreement and the other agreements relating to the merger, are fair to, and in the best interests of, Valor and its stockholders.
      In reaching its recommendation, the Board considered the future prospects of Valor on a standalone basis, and whether the proposed merger would provide potentially greater benefit to Valor and its shareholders. It analyzed the current and historical financial condition and results of operations of Valor and other rural wireline telecommunications carriers, and specifically the fact that Valor, consistent with the rest of the wireline telecommunications industry, had experienced declining access lines and flat to declining total revenues, and that these trends did not appear likely to reverse in the future. The Board also considered the increased competitive activity experienced by Valor from cable television providers, wireless carriers and other competitive local exchange carriers, and the fact this competitive activity may increase in the future with the advent of new technologies and applications, such as Voice over Internet Protocol (VoIP). In analyzing the benefits of the proposed merger, the Board considered the prospects and strategic objectives of Valor, namely to: 1) increase penetration of our DSL, Long Distance and Bundles, leading to higher revenue per access line; 2) control expenses; 3) effectively deploy capital; and 4) pursue strategic transactions.
      Given the Valor-specific and industry risks identified above, and trends in the industry in which Valor operates, the Board determined Valor would have a better opportunity to achieve its objectives through a transaction with Alltel given, among other factors: the increased scale and scope of the combined company, their complementary rural markets, their common billing and customer care platform and the better diversification of customers, revenues and earnings across a broader geographic area that would result from the merger. The Board believed that because of its size, the combined company would have greater viability in the investment community and that the size and financial metrics of the new company would open up opportunities with investment funds that today do not consider Valor on a standalone basis. Also, the Board considered where the combined company’s stock would trade, and it was the opinion of the Board and its financial advisors that the combined company would trade at a much lower yield than Valor. Moreover, the merger positions the combined company as an industry consolidator.
      The Board of Directors also considered the strategic options available to Valor, including other potential transactional opportunities, and the risks and uncertainties associated with such alternatives. The Board felt that it had considered numerous potential business combinations with companies comparable in size to or smaller than Valor, and that none of those potential combinations made financial sense for Valor. Moreover, it did not believe that there were actionable and available transactions that would produce similar or better results for Valor shareholders in the same timeframe as the proposed merger. Also, the Board discussed whether an auction of Valor would produce a better outcome for shareholders, and it was the consensus of the Board that an auction would not produce a better offer. The Board took comfort in the fact that it could terminate the merger agreement and pay a termination fee should Valor receive an offer that its board of directors determines in good faith is superior to Alltel’s while the merger was pending.
      In the course of their discussions, both Valor and Alltel recognized that there were substantial potential strategic and financial benefits of the proposed merger. The completed merger should provide Valor stockholders with a modest premium over current share price, and Valor’s current stockholders may have an opportunity to improve their long-term returns by creating a leading rural-focused wireline company and one of the largest local telecommunications carriers in the United States.
      The footprint of Alltel’s rural markets and the states in which it operates are highly complementary to Valor’s rural market footprint, and Alltel will bring high quality rural assets to the combined company. With over 3.4 million access lines in sixteen states as of December 31, 2005 Windstream will have significantly greater size and scale than what Valor enjoys today and, as illustrated in the following table, will be one of the largest local telecommunications carriers in the United States and the largest local telecommunications carrier primarily focused on rural markets:

	Total Switched	Percent of
	Access Lines	Total Access
Company	12/31/05(1)	Lines(2)

AT&T	49,413,000	27.73%
Verizon	48,803,000	27.39%
BellSouth	20,037,000	12.07%
Qwest	14,739,000	7.95%
Embarq	7,350,000	4.13%

Windstream (Pro Forma)	3,404,000	1.91%
Citizens	2,219,000	1.25%
CenturyTel	2,214,000	1.24%
Commonwealth	461,000	0.26%
Alaska Com	271,000	0.15%
Iowa Telcom	259,000	0.15%
Fairpoint	245,000	0.14%
Consolidated	242,000	0.14%

Total Industry(2)	178,179,552	84.49%

      Notes:

(1)	Source: Company Filings with the Securities and Exchange Commission for all amounts other than Windstream. All access line totals represent approximate amounts.

(2)	FCC’s Trend Report Table 1, End User Switched Access Lines Reported, June 2005

With respect to rural markets, Windstream will be the largest carrier that satisfies the designation of a “2% carrier” under federal law, which designation exempts rural carriers from certain interconnection requirements. As illustrated by the foregoing table, none of the local exchange carriers who are larger than Windstream satisfy this statutory designation of a rural carrier.
      Since the inception of Valor’s business operations in July 2000, Valor has had a relationship with Alltel, which provides Valor with outsourced operational support services, including a billing and customer care platform. The fact that the companies share a common billing and customer care platform may ease the business integration of Valor and Spinco, and may reduce the costs and risks associated with the integration.
      Because of increased size and economies of scale, Windstream should have greater financial flexibility to develop and deploy products, expand the capacity of its network, respond to competitive pressures and implement future transactions. Windstream’s increased size, economies of scale and total capabilities are also expected to enable it to improve the cost structure for its products and services, enhancing its ability to offer services and compete profitably. The post-merger company will have better diversification of customers, revenues and earnings across a broader geographic area. It also should have the ability to better leverage existing infrastructure, creating cost savings opportunities, financial flexibility and potential for further value creation.
      The Board considered issues such as the amount of debt that the merged company would assume and the agreements between Spinco and Alltel. The pro forma capital structure of Windstream results in lower debt leverage and lower cost of capital, which should reduce the overall financial risk of the combined company. Also, the combined company will have a lower dividend payout ratio than Valor. With respect to the agreements between Alltel and Spinco, the Valor Board examined those arrangements in total, and determined that the overall financial impact of those arrangements was not disadvantageous to Spinco.
      Valor believes that Windstream will benefit substantially from capital investment, cost and revenue synergies. Valor and Alltel estimate the annual value of these synergies at approximately $40.0 million. Approximately $30 million of these synergies are the result of reduced employee and related costs associated with eliminating duplicative functions and consolidating back-office functions, which will result in reduced combined sales and marketing costs and general and administrative costs. The remaining $10 million of expected synergies will result from anticipated volume discounts and the benefits of increased purchasing capacity expected to result from Windstream’s increased size and scale and a reduction in the costs associated with office space, real estate and facilities as duplicative facilities are consolidated.
      The foregoing estimates were developed by the senior managements of Valor and Alltel during their due diligence reviews and were based primarily on anticipated employee reductions and the associated reduction in operating costs, including overhead and facilities costs. The expected terms for realizing potential sources of synergies and cost savings vary because of the variety of sources within each category, such that some are estimated to affect results of operations in the short term and others over the long term.
      The actual synergistic benefits from the merger and costs of integration could be different from the foregoing estimates, and these differences could be material. Accordingly, there can be no assurance that any of the potential benefits described above or included in the factors considered by the Valor Board of Directors will be realized. See “Risk Factors — Risks Relating to the Spin-Off and the Merger.”
Valor Board of Directors’ Recommendation to Valor Stockholders
      The Valor Communications Group, Inc. Board of Directors has unanimously approved the merger agreement and unanimously recommends that the Valor stockholders vote FOR the proposals to adopt the merger agreement, approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, and to approve the issuance of Valor common stock pursuant to the merger, each of which is necessary to effect the merger, as well as FOR the adoption of the 2006 Equity Incentive Plan (which is conditioned on stockholder approval of the merger proposals).

Opinion of Valor’s Financial Advisor — Wachovia Securities
      Valor’s Board of Directors retained Wachovia Securities on October 15, 2005 to act as its financial advisor and to provide a fairness opinion in connection with the transactions contemplated by the merger agreement. Valor’s Board of Directors selected Wachovia Securities to act as its financial advisor based on Wachovia Securities’ qualifications, expertise and reputation. At the meeting of Valor’s Board of Directors on December 8, 2005, Wachovia Securities rendered its oral opinion, subsequently confirmed in writing on December 8, that as of December 8, 2005, and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken in such opinion, the aggregate merger consideration to be paid by Valor pursuant to the merger agreement was fair, from a financial point of view, to Valor and its stockholders. Wachovia Securities presented to the Board its financial analyses performed in rendering its fairness opinion. This presentation did not materially differ from the preliminary presentations made to the Board.
      The full text of the written opinion of Wachovia Securities which sets forth the assumptions made, matters considered and limitations on the opinion and on the review undertaken in connection with the opinion, is attached as Annex D-1. The opinion of Wachovia Securities is for the information and use of the Board of Directors of Valor in connection with its consideration of the merger and relates only to the fairness, from a financial point of view, of the aggregate merger consideration to Valor and its stockholders. This opinion does not and shall not constitute a recommendation to any holder of Valor common stock as to how such holder should vote in connection with the merger agreement or any other matter related thereto. You should carefully read the opinion in its entirety.
      In arriving at its opinion, Wachovia Securities, among other things:

•	Reviewed the merger agreement, including the financial terms of the merger, and the agreements contemplated thereby;

•	Reviewed Annual Reports on Form 10-K of Alltel for the three fiscal years ended December 31, 2004; Annual Reports on Form 10-K of Valor for the fiscal year ended December 31, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Alltel and Valor; and certain business, financial, and other information regarding each of Alltel and Valor that was publicly available;

•	Reviewed certain business, financial, and other information regarding Valor and its prospects that was furnished to Wachovia Securities by, and discussed with, the management of Valor, including projections for Valor for the four years ended December 31, 2008, which are attached to this proxy statement/prospectus-information statement as Annex I-1;

•	Reviewed certain business, financial, and other information regarding Alltel and Spinco and their prospects that were furnished to Wachovia Securities by, and discussed with, the management of Alltel and Spinco, including projections for Alltel and Spinco for the three years ended December 31, 2007, which are attached to this proxy statement/prospectus as Annex I-2;

•	Reviewed the stock price and trading history of Valor common stock;

•	Compared the available business, financial, and other information regarding each of Valor and Spinco with similar information regarding certain publicly traded companies that Wachovia Securities deemed relevant;

•	Compared the proposed financial terms of the merger agreement with the financial terms of certain other business combinations and transactions that Wachovia Securities deemed relevant;

•	Developed discounted cash flow models for each of Valor and Spinco based upon estimates provided by the management of each of Valor and Spinco, as to each of Valor and Spinco respectively, and certain estimates discussed with the management of Valor;

•	Reviewed the potential pro forma impact of the merger on Valor’s financial statements;

•	Considered other information such as financial, economic and market criteria that Wachovia Securities deemed relevant; and

•	Participated in the discussions and negotiations among representatives of Valor and Alltel and their respective financial and legal advisors that resulted in the merger agreement.
      In connection with its review, Wachovia Securities assumed and relied upon the accuracy and completeness of the foregoing financial and other information and did not and does not assume any responsibility for, nor did it conduct, any independent verification of such information. Wachovia Securities relied upon the assurances of the management of Valor and Alltel that they were not aware of any facts or circumstances that would make such information about Valor or Alltel inaccurate or misleading.
      Wachovia Securities has been provided with prospective financial information, including post-merger synergies, for Valor and Spinco by each of their managements, respectively. Wachovia Securities was also provided with prospective financial information of Spinco by Alltel, including cost allocations by Alltel to Spinco. The projected financial information provided by Valor and the projected financial information provided by Alltel to Wachovia Securities is attached to this proxy statement/prospectus — information statement as Annex I-1 and Annex I-2, respectively. Wachovia Securities discussed such prospective financial information, as well as the assumptions upon which they are based, with the management of each of Valor, Alltel and Spinco. Wachovia Securities assumed that the forecasts, estimates, judgments, and all assumptions expressed by the management of each of Valor, Alltel and Spinco in such projections have been reasonably formulated and that they were the best available forecasts, estimates, judgments, allocations and assumptions of each of the respective managements of Valor, Alltel and Spinco regarding such projections. Wachovia Securities also assumed that the cost allocations by Alltel to Spinco provided to Wachovia Securities by Alltel reflect the true standalone costs that Spinco will experience following the merger. Wachovia Securities discussed certain estimates for Valor and for Spinco, and the reasonableness of the assumptions upon which they are based, with the management of Valor. The Board of Directors of Valor did not place any limitations on Wachovia Securities in conducting its analysis of the merger in connection with rendering its fairness opinion. The Board of Directors of Valor did not ask Wachovia Securities to, nor did Wachovia Securities, explore or conduct a review of strategic alternatives for Valor. Wachovia Securities has not conducted any physical inspection or assessment of the facilities or assets of Valor, Alltel or Spinco. In addition, Wachovia Securities has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Valor, Alltel or Spinco or any of their respective subsidiaries and has not been furnished with any such evaluations or appraisals.
      In rendering its opinion, Wachovia Securities assumed that the merger will be consummated on the terms described in the merger agreement and the agreements contemplated thereby without waiver of any material terms or conditions, and that each party to the merger agreement and the agreements contemplated thereby will perform all of the covenants and agreements required to be performed by it thereunder without any consents or waivers of the other parties thereto. Wachovia Securities also assumed that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed or delay will be suffered that will have a material adverse effect on Valor, or on the merger or on other actions contemplated by the merger agreement in any way meaningful to Wachovia Securities’ analysis. Wachovia Securities further assumed that the merger agreement and the agreements contemplated thereby will not differ in any material respect from the drafts furnished to and reviewed by Wachovia Securities. In addition, Wachovia Securities has assumed that the merger and the distribution to Spinco will be tax-free, for United States federal income tax purposes.
      The summary set forth below does not purport to be a complete description of the analyses performed by Wachovia Securities, but describes, in summary form, the material elements of the presentation that Wachovia Securities made to Valor’s Board of Directors on December 8, 2005, in connection with Wachovia Securities’ fairness opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Wachovia Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. The analyses described below must be considered as a whole, and considering portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Wachovia Securities’ analyses and opinion. Wachovia Securities reached a single conclusion as to fairness based on its experience and professional judgment and its analysis as a whole. This fairness conclusion was communicated to the Valor Board of Directors. Wachovia Securities does not, as part of its process, isolate various analyses and reach separate conclusions with respect to their relative significance and relevance.
      Wachovia Securities chose to perform the financial analyses that it performed in connection with the transaction based on its experience and professional judgment. These analyses were performed solely as a part of Wachovia Securities’ analysis of the fairness, from a financial point of view, to Valor and its stockholders, as of the date of the opinion, of the aggregate merger consideration paid by Valor pursuant to the terms of the merger agreement and were conducted in connection with the delivery by Wachovia Securities of its fairness opinion to the Valor Board of Directors.
Valuation of Valor on a Stand-Alone Basis
      In conducting its analysis, Wachovia Securities used five methodologies to determine the valuation of Valor as a stand-alone entity. The five methodologies used to determine the value of Valor on a stand-alone basis included: historic stock trading analysis; comparable companies analysis; selected transactions analysis; premiums paid analysis and discounted cash flow and were developed and applied collectively. Consequently, each individual methodology was not given a specific weight, nor can it be viewed individually. Wachovia Securities used these analyses to determine the impact of various operating metrics on the implied equity value of Valor on a stand-alone basis. Each of these analyses yielded a range of implied equity values, and therefore, such implied equity value ranges developed from these analyses must be viewed collectively and not individually.
      Historical Stock Trading Analysis. Wachovia Securities reviewed publicly available historical trading prices for shares of Valor common stock for the period beginning on the date of Valor’s initial public offering (February 9, 2005) and ending on December 6, 2005. The purpose of this analysis was to understand the market valuation of Valor since its initial public offering. The trading range of shares of Valor common stock in this period was $11.28 — $16.17.
      Comparable Companies Analysis. Wachovia Securities compared financial, operating and stock market data of Valor to the following publicly traded companies that participate predominantly, or in part, in the regional telecommunications industry: CenturyTel, Cincinnati Bell, Commonwealth Telephone, Iowa Telecommunications, Citizens Communications, Fairpoint Communications, and Consolidated Communications. The multiples and ratios of each of the selected publicly traded companies were based upon the most recent publicly available information. Specifically, Wachovia Securities focused on three multiples, including enterprise value (defined as a company’s market capitalization plus debt, less cash) to the estimated earnings before interest, taxes, depreciation and amortization (EBITDA); equity value (defined as a company’s market capitalization) to the estimated free cash flow (defined as net income plus depreciation and amortization, plus non-cash charges, minus capital expenditures), and enterprise value per access line. After eliminating the high and low data points across each of the three trading multiples for the group of comparable companies, Wachovia Securities applied the reference multiple range to Valor’s operating metrics of 2005(E) EBITDA, free cash flow and access lines to determine Valor’s implied equity value per share.
      The following table presents the most relevant analyses of the selected publicly traded companies:

Implied Valor
					Reference	Equity Value per
	Low	High	Median	Mean	Multiple Range	Share

Enterprise Value to 2005(E) EBITDA (earnings before interest, taxes, depreciation and amortization)	5.5x	8.3x	6.9x	6.9x	6.1x - 7.8x	$7.64 - $14.29
Equity Value to 2005(E) Free Cash Flow	6.3x	9.5x	8.0x	8.0x	7.0 - 9.3x	$12.75 - $16.97
Enterprise Value per Access Line	$3,158.4	$4,509.1	$3,675.0	$3,678.8	$3,175 - 4,153	$7.32 - $14.46
      With regard to the comparable companies analysis summarized above, Wachovia Securities selected comparable publicly traded companies on the basis of various factors, including the size of the public company and the similarity of the lines of business. No public company used as a comparison, however, is identical to

Valor. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which Valor is being compared.
      Selected Transactions Analysis. Using publicly available information and analysis prepared by Wachovia Securities, Wachovia Securities examined selected transactions involving companies with similar types of operations as Valor announced from December 1999 to November 2004. The selected transactions were:

Target	Acquiror

NTELOS	Quadrangle/CVC
Verizon Communications — Hawaii	The Carlyle Group
TXU Communications	Consolidated Communications
Illinois Consolidated Telephone Co.	Homebase Acquisition Corp.
Conestoga Enterprises	D&E Communications
Verizon — KY	ALLTEL
Verizon — AL, MO	CenturyTel
Kerrville Communications	VALOR Telecom
Global Crossing ILEC	Citizens Communications
GTE Corp. (Illinois)	Citizens Communications
      In performing this analysis, Wachovia Securities determined the multiples of enterprise value (defined as equity value plus net debt) to the last twelve months (“LTM”) of EBITDA and enterprise value per access line for each of the selected transactions. From this data, Wachovia Securities developed a reference multiple range, which it applied to each of Valor’s LTM EBITDA and access lines to calculate an implied equity value per share. The following table presents the most relevant analyses of these transactions:

				Reference	Implied Equity
	Low	High	Median	Multiple Range	Value per Share

Enterprise Value to LTM (last twelve months) EBITDA	6.0x	9.4x	7.4x	6.5x - 7.5x	$9.15 - $13.01
Enterprise Value per Access Line	$2,334	$4,370	$3,137	$3,250 - $4,000	$7.86 - $13.34
      Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between Valor’s businesses, operations and prospects and those of the comparable acquired companies, Wachovia Securities believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, Wachovia Securities also made qualitative judgments concerning differences between the characteristics of these transactions (including market conditions, rationale and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the merger that could affect Valor’s acquisition value.

      Premiums Paid Analysis. Based on publicly available information, Wachovia Securities analyzed the premiums paid in selected comparable transactions involving publicly traded companies as of thirty (30) days prior to the announcement date of each transaction. The selected comparable transactions are as follows:

Target	Acquiror

First National Bankshares FL	Fifth Third Bancorp
Varco International Inc.	National-Oilwell Inc.
Artesyn Technologies Inc.	Bel Fuse Inc.
Cornerstone Realty Income Trust	Colonial Properties Trust
Veritas Software Corp.	Symantec Corp.
Public Svc Enterprise Group Inc.	Exelon Corp.
Gillette Co.	Procter & Gamble Co.
AT&T Co.	SBC Communications Inc.
Great Lakes Chemical Corp.	Crompton Corp.
Ask Jeeves Inc.	IAC/ InterActive Corp.
Mykrolis Corp.	Entegris Inc.
Macromedia Inc.	Adobe Systems Inc.
SpectraSite Inc.	American Tower Corp.
Cinergy Corp.	Duke Energy Corp.
Shurgard Storage Centers Inc.	Public Storage Inc.
WFS Financial Inc.	Wachovia Corporation
Westcorp	Wachovia Corporation
Medicis Pharmaceutical Corp.	Mentor Corp.
      Wachovia Securities examined change of control, stock-for-stock transactions with equity values greater than $500 million to determine a range of premiums paid in previous transactions of similar size and structure and used this analysis to determine an implied equity value per share of Valor.
      The following table presents the results of this analysis:

						Implied Valor
					Reference Multiple	Equity Value
	Low	High	Median	Mean	Range	per Share

30-Day Premium	(3.4)%	35.8%	16.8%	17.3%	(3.4)% - 35.8%	$12.07 - $16.97
      No company utilized in the premiums paid analysis is identical to Valor, nor is any transaction identical to the merger. Therefore, a purely quantitative premiums paid analysis would not be dispositive in the context of the merger, and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the merger that would affect the value of the selected companies and Valor.
      Discounted Cash Flow Analysis of Valor. Wachovia Securities performed a discounted cash flow analysis for Valor on a stand-alone basis based on financial estimates for 2006-2010 provided by the management of Valor and estimates discussed with the management of Valor. Wachovia Securities assumed terminal value multiples ranging from 6.0x to 7.0x EBITDA in calendar year 2010. Wachovia Securities selected this terminal value multiple range based on (i) Wachovia Securities’ review of trading data for comparable public companies, (ii) the implied perpetual growth rates of free cash flow derived from such multiples and the corresponding range of implied perpetual growth rates of free cash flow that Wachovia Securities deemed to be reasonable, and (iii) Wachovia Securities’ overall professional experience valuing wireline businesses. Wachovia Securities used discount rates ranging from 7.5% to 8.5% after performing a weighted average cost of capital calculation that included reviewing the median risk factor for comparable public companies and was based on a debt-to-total capitalization ratio of 45%. The implied Valor equity value per share ranged from $9.62 — $13.15.

      Additionally, Wachovia Securities performed a discounted cash flow analysis for Valor on a stand-alone basis based on modified financial estimates for 2006-2010 provided by and discussed with the management of Valor. The modified estimates assumed that Valor’s access line loss increased to 4% annually in 2006-2010. Wachovia Securities assumed terminal value multiples ranging from 6.0x to 7.0x EBITDA in calendar year 2010 and discount rates ranging from 7.5% to 8.5%. The implied Valor equity value per share ranged from $8.01 to $11.25.
Implied Percentage Ownership Analysis
      Based in part on the valuation of Valor as a stand-alone entity, Wachovia Securities then performed financial analyses to determine the ranges of implied percentage ownership by holders of Valor common stock in the combined company. Wachovia Securities then compared these ranges of implied percentage ownership to the actual post-merger ownership of 15.0% of the combined company by current holders of Valor common stock pursuant to the merger agreement. Specifically, Wachovia Securities took the reference multiple range for each of enterprise value to estimated 2005 access lines; enterprise value to 2005 estimated EBITDA; and equity value to estimated free cash flow, all determined as part of the comparable company analysis described above, and applied those ranges to each of Valor’s and Spinco’s respective operating metrics to calculate an implied equity value for both Valor and Spinco. Wachovia Securities then calculated Valor’s implied equity ownership based on its relative percentage share of equity value to total (Valor plus Spinco) equity value.
      Implied Percentage Ownership Analysis based on Comparable Public Companies. Wachovia Securities analyzed the implied equity value of Valor and Spinco using the same comparable companies as in the Valor stand-alone analysis of comparable publicly traded companies.

				Valor Implied Percentage
				Ownership of Combined
				Company

	Reference	Valor Implied	Spinco Implied Equity	Low End of	High End of
	Multiple Range	Equity Value	Value 2005(E)	Ranges	Ranges

Enterprise Value per 2005(E) Access Lines	$3,175 - $4,153	$520 - $1,029	$5,024 - $7,841	9.4%	11.6%
Enterprise Value to 2005(E) EBITDA	6.1x - 7.8x	$544 - $1,017	$4,487 - $6,922	10.8%	12.8%
Equity Value to 2005(E) Free Cash Flow	7.0x - 9.3x	$907 - $1,207	$3,558 - $4,734	20.3%	20.3%
      Contribution Analysis. Wachovia Securities reviewed Valor and Spinco’s respective financial contribution to the combined company with respect to the relative contributions to access lines, EBITDA and free cash flow on an estimated basis for 2005 and on a projected basis for 2006 based on information provided by the managements of Valor, Alltel and Spinco. The results of this analysis indicated the following implied equity contribution by holders of Valor common stock to the combined company:

Implied Valor %

Access Lines 2005(E)-2006(P)	15.3% - 15.5%
EBITDA 2005(E)-2006(P)	16.3% - 16.3%
Free Cash Flow 2005(E)-2006(P)	20.3% - 21.2%
      Debt-Adjusted Contribution Analysis. Wachovia Securities also reviewed Valor and Spinco’s respective financial contribution to the combined company with respect to the relative contributions to access lines and EBITDA on a debt-adjusted basis for 2006 based on information provided by the managements of Valor, Alltel and Spinco and based on a range of values of the combined company reflected by dividend yields of 7%-8%. In this analysis, the enterprise value of the combined company (as implied by a particular dividend yield) was allocated to each of Valor and Alltel based on their relative contributions to access lines and EBITDA and then adjusted by the debt contributed by each company to arrive at an implied equity contribution. The results of this analysis indicated an implied equity contribution by holders of Valor common stock to the combined company of 9.9%-11.0% based on access lines and 11.7%-12.4% based on EBITDA.

      Discounted Cash Flow Analysis of Valor and Spinco. Wachovia Securities performed a discounted cash flow analysis for each of Valor and Spinco on a stand-alone basis based on financial estimates for 2006-2010 provided by the managements of each of Valor and Spinco and estimates discussed with the management of Valor.
      With respect to Spinco on a stand-alone basis, Wachovia Securities assumed terminal value multiples ranging from 6.0x to 7.0x EBITDA in calendar year 2010 and discount rates ranging from 6.75% to 7.75%. The implied Spinco equity values ranged from $3,923 million to $5,183 million.
      With respect to Valor on a stand-alone basis, Wachovia Securities assumed terminal value multiples ranging from 6.0x to 7.0x EBITDA in calendar year 2010 and discount rates ranging from 7.5% to 8.5%. The implied Valor equity values ranged from $684 million to $935 million. Wachovia Securities selected this terminal value multiple range based on (i) Wachovia Securities’ review of trading data for comparable public companies, (ii) the implied perpetual growth rates of free cash flow derived from such multiples and the corresponding range of implied perpetual growth rates of free cash flow that Wachovia Securities deemed to be reasonable, and (iii) Wachovia Securities’ overall professional experience valuing wireline businesses. Wachovia Securities calculated the discount ranges applied to the respective cash flows of Spinco and Valor based on a weighed average cost of capital calculation that included reviewing the median risk factor for comparable public companies and was based on a debt-to-total capitalization ratio of 45%.
      Using the relevant values from the ranges of the implied equity values resulting from the discounted cash flow analysis for each of Valor and Spinco on a stand-alone basis, Wachovia Securities calculated the following implied percentages of ownership of the combined company by holders of Valor common stock after the merger:

	Low End of Range	High End of Range

Valor	Implied	Ownership
% of Combined Company	14.8%	15.3%
      Additionally, Wachovia Securities performed a discounted cash flow analysis for Valor on a stand-alone basis based on modified financial estimates for 2006-2010 provided by and discussed with the management of Valor. The modified estimates assumed that Valor’s access line loss increased to 4% annually in 2006-2010. Wachovia Securities assumed terminal value multiples ranging from 6.0x to 7.0x EBITDA in calendar year 2010 and discount rates ranging from 7.5% to 8.5%. The implied Valor equity value per share ranged from $570 million to $800 million.
      Using the relevant values from the ranges of the implied equity values resulting from the modified discounted cash flow analysis for Valor and the discounted cash flow analysis of Spinco, each on a stand-alone basis, Wachovia Securities calculated the following implied percentages of ownership of the combined company by holders of Valor common stock after the merger:

	Low End of Range	High End of Range

Valor Implied Ownership % of Combined Company	12.7%	13.4%
Pro Forma Merger Analysis
      Wachovia Securities analyzed the pro forma financial impact of the merger on the combined company’s share price and discounted cash flow value. This analysis was based on the projected financial performance of each of Valor and the combined company for 2005-2010 based on information provided by the management of each of Valor, Alltel and Spinco to Wachovia Securities and on an estimated 474.2 million outstanding shares. This analysis assumed, among other things, performance by the combined company with the synergies preliminarily estimated jointly by the managements of each of Alltel, Valor and Spinco in the amount of $50 million in 2005 on a pro forma basis and on an actual basis of $21 million in 2006, $48 million in 2007 and $50 million in each of 2008, 2009 and 2010.

      Based on the foregoing, Wachovia Securities determined the effects of the merger, including synergies, on the share price of the combined company based on EBITDA, dividend yield and free cash flow as follows:
Share Price Accretion/ Dilution

Windstream
Reference
Multiple
	Range	2005(PF)	2006(P)	2007(P)	2008(P)

EBITDA Multiple	6.5x - 7.5x	23.4% - 35.4%	18.5% - 28.8%	20.2% - 30.7%	20.2% - 30.4%
Dividend Yield	7.0% - 8.0%	8.5% - 14.1%	8.5% - 14.1%	8.5% - 14.1%	8.5% - 14.1%
Free Cash Flow Multiple	6.5x - 9.5x	(21.1)%	(26.6)%	(22.5)%	(23.9%)
      In addition, Wachovia Securities determined that the merger, including synergies, would be approximately 1.0%-3.7% accretive to the discounted cash flow equity value of the combined company compared to the discounted equity value of Valor on a stand-alone basis.
      Implied Post-Merger Price Per Share Analysis. Wachovia Securities performed an analysis to estimate a range of implied post-merger price per share of Valor common stock based on a range of dividend yields. In conducting its analysis, Wachovia Securities compared certain metrics of the combined company with similar metrics of Commonwealth Telephone, Citizens Communications and CenturyTel. Although none of the selected companies is directly comparable to Valor, Spinco or the combined company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Valor, Spinco and the combined company. Based on this analysis, Wachovia Securities then estimated the implied post-merger price per share of the combined company with respect to a range of dividend yields of 7%-8% resulting in an implied range of share prices of $12.50-$14.29.
      In performing its analyses, Wachovia Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Valor’s control. No company, transaction or business used in the analyses described above is identical to Valor or the proposed merger. Any estimates contained in Wachovia Securities’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Wachovia Securities’ analysis of the fairness, from a financial point of view, to Valor and its stockholders, of the aggregate merger consideration to be paid by Valor as of the date of the opinion, and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken in such opinion, of the aggregate merger consideration to be paid by Valor pursuant to the terms of the merger agreement and were conducted in connection with the delivery by Wachovia Securities of its oral opinion, which was subsequently confirmed in writing, dated December 8, 2005, to the Valor Board of Directors. Wachovia Securities’ analyses do not purport to be appraisals or to reflect the prices at which Valor common stock might actually trade. The consideration to be paid by Valor pursuant to the merger agreement was determined through negotiations between Valor, Alltel and members of their respective senior management teams and their respective advisors, and was unanimously approved by the Valor Board of Directors. Wachovia Securities did not recommend any specific consideration to the Valor board or that any given consideration constituted the only appropriate consideration for the merger.
      Wachovia Securities’ opinion is necessarily based on economic, market, financial and other conditions as they exist on, and can be evaluated as of, the date thereof. Although subsequent developments may affect its opinion, Wachovia Securities does not have any obligation to update, revise or reaffirm its opinion. Wachovia Securities’ opinion does not address the merits of the underlying decision by Valor to enter into the merger agreement, including the relative merits of the merger compared with other business strategies or transactions that may have been considered by Valor’s management, its Board of Directors or any committee thereof. Wachovia Securities did not express any opinion with respect to the prices at which Valor common stock will trade following the announcement of the merger or the prices at which Valor common stock will trade following the consummation of the merger.

      Wachovia Securities is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia Securities has been engaged to render certain financial advisory services to the Board of Directors of Valor in connection with the merger, and will receive a fee for such services, $750,000 of which was payable upon delivery of the fairness opinion, and $5,250,000 of which is payable upon consummation of the merger. In addition, Valor has agreed to reimburse Wachovia Securities’ reasonable out-of-pocket expenses and indemnify it against certain liabilities that may arise out of its engagement, including liability under the federal securities laws. Wachovia Securities and its affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business for which it receives customary fees. In connection with unrelated matters, Wachovia Securities and its affiliates (including Wachovia Corporation and its affiliates) in the past have provided financing services to Valor, certain of its affiliates and Alltel and may provide similar or other such services to, and maintain relationships with, Valor, certain of its affiliates and Alltel in the future. Wachovia Securities served as a co-Lead Arranger, Joint Book-Running Manager and Syndication Agent in Valor’s $1.67 billion refinancing in November 2004, as a Senior co-Manager for Valor’s $441 million initial public offering in February 2005 and as a co-Manager on Valor’s $400 million senior unsecured notes offering in February 2005. Wachovia Securities and its affiliates maintain banking, finance and investment relationships with certain affiliates of Valor, including Welsh, Carson, Anderson & Stowe, in certain of whose funds an affiliate of Wachovia Securities invests, and Vestar Capital Partners and certain of their respective portfolio companies. For investment banking, financing and other financial advisory services rendered to Valor over the past two years, Wachovia Securities received compensation of $5.5 million, which amount includes $750,000 related to the issuance of the fairness opinion discussed herein. In addition, Wachovia Securities and its affiliates received $643,000 in interest income from Valor indebtedness over the past two years. Wachovia Securities or one of its affiliates is currently a senior unsecured lender to Alltel. For investment banking and other financial advisory services rendered to Alltel over the past two years, Wachovia Securities received compensation of $6.4 million. Additionally, in the ordinary course of its business, Wachovia Securities currently, and in the future may, trade in the debt and equity securities (or related derivative securities) of Valor and Alltel for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Wachovia Securities maintains research coverage of the equity securities of Valor and the equity and debt securities of Alltel.
      Wachovia Securities’ fairness opinion is for the information and use of the Board of Directors of Valor in connection with its consideration of the merger. Its fairness opinion does not and shall not constitute a recommendation to any holder of shares of Valor common stock as to how such holder should vote in connection with the Merger Agreement or any other matter related thereto.
Opinion of Valor’s Financial Advisor — Bear Stearns
      Pursuant to an engagement letter, dated December 5, 2005, Valor engaged Bear Stearns to render a fairness opinion in connection with the merger with Spinco. At a meeting of Valor’s Board of Directors held on December 8, 2005, at which the Valor Board of Directors considered and approved the merger agreement and the merger, Bear Stearns rendered its oral opinion (which was subsequently confirmed in a written opinion, dated December 8, 2005) that, as of such date and based upon and subject to the matters reviewed with Valor’s Board of Directors and the assumptions and limitations contained in the written Bear Stearns opinion, the aggregate consideration to be issued by Valor in the merger was fair, from a financial point of view, to Valor and the stockholders of Valor.
      The full text of the Bear Stearns opinion is attached hereto as Annex D-2. The description of the Bear Stearns opinion set forth herein is qualified in its entirety by reference to the full text of the Bear Stearns opinion. Valor’s stockholders are urged to read the Bear Stearns opinion in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Bear Stearns. The Valor Board of Directors did not impose any limitations on the review undertaken by Bear Stearns. The Bear Stearns opinion is subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns as of the date of its opinion. Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the Bear Stearns opinion. The Bear Stearns opinion is intended for the benefit and use of the Board of Directors of Valor and does not constitute a recommendation to the Board of Directors of Valor or any holders of Valor common stock as to how to vote or take any other action in connection with the merger. The Bear Stearns opinion did not address Valor’s underlying business decision to pursue the merger, the relative merits of the merger as compared to any alternative business strategies that might have existed for Valor or the effects of any other transaction in which Valor might engage.
      In the course of performing its review and analyses for rendering its opinion, Bear Stearns:

•	reviewed the merger agreement and the distribution agreement;

•	reviewed the voting agreement, dated as of December 8, 2005, among Alltel, Spinco and the stockholders of Valor named therein;

•	reviewed Valor’s Annual Reports on Form 10-K for the year ended December 31, 2004, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and its Current Reports on Form 8-K filed since January 1, 2005;

•	reviewed Spinco’s Draft Audited Financial Statements for the years ended December 31, 2002, 2003 and 2004, its unaudited interim consolidated balance sheet as of September 30, 2005, and the related unaudited interim consolidated income statement and statement of cash flows for the nine months ended September 30, 2005;

•	reviewed Alltel’s Annual Reports on Form 10-K for the years ended December 31, 2002, 2003 and 2004, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and its Current Reports on Form 8-K filed since January 1, 2005;

•	reviewed certain operating and financial information relating to Valor and Spinco’s businesses and prospects (as prepared and furnished to Bear Stearns by Valor and Alltel’s senior managements, respectively), including projections for Valor for the six years ended December 31, 2010 as prepared by Valor’s senior management, which are attached to this proxy statement/prospectus-information statement as Annex I-1, and projections for Spinco for the three years ended December 31, 2007 as prepared by Alltel’s management, which are attached to this proxy statement/prospectus-information statement as Annex I-2, as well as certain publicly available research analyst projections for Alltel/ Spinco for the years ended December 31, 2008, 2009 and 2010 (which research analyst projections were reviewed by and discussed with the senior management of Valor);

•	reviewed certain estimates of cost savings and other synergies estimates expected to result from the merger, as prepared and provided to Bear Stearns by Valor’s senior management and discussed with Alltel’s senior management, including persons who will become members of Windstream’s senior management;

•	met with certain members of Valor and Alltel’s senior management, including persons who will become members of Windstream’s senior management, to discuss Valor and Spinco’s respective businesses, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the common shares of Valor;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Valor and Spinco, as appropriate;

•	reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to Valor;

•	performed discounted cash flow analyses based on the projections for Valor and Spinco and the synergy estimates for the combined company, including certain tax attributes available to Valor and Spinco;

•	reviewed the pro forma financial results, financial condition and capitalization of the combined company giving effect to the merger; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

      Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Bear Stearns by Valor, Alltel and Spinco or obtained by Bear Stearns from public sources, including, without limitation, the projections and synergy estimates referred to above. With respect to the projections and synergy estimates, Bear Stearns relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of each of Valor and Alltel, including persons who will become members of Windstream’s senior management, respectively, as to the expected future performance of Valor, Spinco and the combined company. Bear Stearns did not assume any responsibility for the independent verification of any such information, including, without limitation, the projections and synergy estimates, and Bear Stearns further relied upon the assurances of the senior management of each of Valor and Alltel, including persons who will become members of Windstream’s senior management, that they were unaware of any facts that would make the information, projections and synergy estimates incomplete or misleading.
      In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Valor and Spinco, including assets and liabilities that will be contributed to or assumed by Spinco or any of its subsidiaries pursuant to the distribution agreement, nor has Bear Stearns been furnished with any such appraisals. Bear Stearns assumed that the distribution will qualify as a tax-free distribution pursuant to Section 355 of the Code and the merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Bear Stearns assumed that the contribution, the distribution and all of the transactions described in the distribution agreement would be consummated in a timely manner and in accordance with the terms of the distribution agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise that collectively would have a material adverse effect on Valor or Spinco. Bear Stearns further assumed that the merger would be consummated in a timely manner and in accordance with the terms of the merger agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise that collectively would have a material adverse effect on Valor or Spinco.

Summary of Financial Analyses
      The following is a summary of the material financial analyses performed by Bear Stearns in connection with the rendering of its fairness opinion to the Valor Board of Directors. Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully Bear Stearns’ financial analyses, the tables must be read together with the text of the summary. The tables alone are not a complete description of the financial analyses. Considering the tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses.
      The financial analyses summarized below include (i) comparable company public market trading valuation comparisons, (ii) precedent merger and acquisition transactions valuation comparisons, (iii) discounted cash flow analyses, and (iv) transaction combination analyses. These types of analyses are some of the methodologies traditionally used when rendering a fairness opinion in transactions of this type. In particular, Bear Stearns determined to use these types of analyses in order to attempt to analyze the aggregate consideration being issued by Valor in the merger and to compare the estimated equity value of Valor on a stand alone basis, assuming no merger, with the estimated equity value of Valor’s ownership in the pro forma combined company, assuming completion of the merger. A variety of analyses were employed in order to analyze the potential transaction using a number of valuation techniques and to avoid any one particular analysis presenting an incomplete or misleading view of the potential transaction.
      In preparing its comparable company public market trading valuation comparisons and precedent merger and acquisition transactions valuation comparisons, Bear Stearns attempted to determine implied equity values (the value of a company attributable to its stockholders based on the company’s public market trading level or acquisition price, as applicable) and/or enterprise values (calculated as a company’s equity value plus its debt less its cash) as a multiple of selected financial and operating metrics for a company.
      In preparing its discounted cash flow analyses, Bear Stearns used the projected cash flows for Valor and Spinco plus the respective terminal values (values for each of the companies at the end of the projection period, calculated as multiples of 2010 projected “EBITDA” (defined as earnings before interest, income taxes, depreciation and amortization)), and “discounted” these cash flows to a present value using a range of rates that corresponds to the respective company’s estimated cost of capital during that period. Cash flows for the projection period beginning January 1, 2006 and ending December 31, 2010 were calculated as EBITDA less changes in working capital, capital expenditures and cash taxes.
      In preparing its transaction combination analyses, Bear Stearns attempted to compare the projected financial performance of Valor on a stand alone basis, assuming no merger, with the projected financial performance of the pro forma combined company, assuming completion of the merger.

Spinco Valuation
      Bear Stearns analyzed the value of Spinco using the implied trading multiples of selected public companies and a discounted cash flow analysis. For purposes of Bear Stearns’ review, Bear Stearns utilized, among other things, projections of the future financial performance of Spinco through 2010. The Spinco projections for 2005, 2006 and 2007, which are attached to this proxy statement/prospectus — information statement as Annex I-2, were prepared by the management of Alltel and the Spinco projections for 2008, 2009 and 2010 were based on publicly available research analyst projections and were reviewed by the management of Valor.
      Selected Comparable Public Companies Analysis. Bear Stearns reviewed and analyzed selected public companies in the wireline communications business that it viewed as reasonably comparable to Spinco based on Bear Stearns’ knowledge of the wireline communications industry. In performing these analyses, Bear Stearns reviewed and analyzed certain financial information (including equity value, enterprise value, EBITDA, access lines, Actual Levered Free Cash Flow (“Actual LFCF”) (defined as EBITDA less capital expenditures less net interest expense less cash taxes assuming utilization of net operating losses and amortization of tax deductible goodwill), Normalized Levered Free Cash Flow (“Normalized LFCF”) (defined as defined as EBITDA less capital expenditures less net interest expense less cash taxes assuming no utilization of net operating losses and no amortization of tax deductible goodwill)) and valuation multiples and compared such information to the corresponding information of the comparable companies.
      Specifically, Bear Stearns compared Spinco to six publicly traded high-dividend paying wireline companies and two publicly traded non-high dividend paying wireline companies. To the extent publicly available, for each of these companies, Bear Stearns reviewed the enterprise value as of December 6, 2005 as a multiple of 2005 and 2006 estimated EBITDA and 2005 and 2006 estimated access lines. Also, to the extent publicly available, for each of these companies, Bear Stearns reviewed the equity values as of December 6, 2005 as a multiple of 2005 and 2006 Actual LFCF and 2005 and 2006 estimated Normalized LFCF. Lastly, to the extent publicly available, for each of these companies, Bear Stearns reviewed “Dividend Yield” (defined as current annual dividend per share as a percentage of the per share stock price) as of December 6, 2005.
      The wireline communications companies were:

•	Alaska Communications Systems Group, Inc.;

•	Citizens Communications Company (“Citizens”);

•	Consolidated Communications Holdings, Inc.;

•	FairPoint Communications, Inc.;

•	Iowa Telecommunications Services, Inc.;

•	Valor Communications Group, Inc.;

•	CenturyTel, Inc. (“CenturyTel”); and

•	Commonwealth Telephone Enterprises, Inc.

      In particular, of the companies listed above, Bear Stearns viewed Citizens and CenturyTel as most comparable to Spinco based on Bear Stearns’ knowledge of the wireline communications industry. The table below summarizes the comparable company trading multiples that were reviewed and analyzed by Bear Stearns:
Selected Comparable Public Companies Trading Multiples

					All Comparable
	Citizens		CenturyTel		Companies

Enterprise Value as a Multiple of:
2005E EBITDA	7.2	x	5.4	x	5.4x - 8.0x
2006E EBITDA	7.5	x	5.6	x	5.6x - 8.0x
2005E Access Lines	$3,601		$3,098		$2,191 - $4,009
2006E Access Lines	$3,754		$3,255		$2,204 - $4,115
Equity Value as a Multiple of:
2005E Actual LFCF	7.7	x	8.5	x	6.1x - 9.7x
2006E Actual LFCF	8.0	x	8.8	x	6.2x - 9.3x
2005E Normalized LFCF	9.2	x	9.3	x	7.3x - 11.0x
2006E Normalized LFCF	9.7	x	9.4	x	7.1x - 10.9x
Dividend Yield	7.9%		0.7%		0.7% - 13.7%
      Based on the foregoing, Bear Stearns determined a reference range for each the above valuation parameters for Spinco:
Spinco Valuation Parameters Reference Range

	Low		High

Enterprise Value as a Multiple of:
2005E EBITDA	6.7	x	7.5	x
2006E EBITDA	6.9	x	7.6	x
2005E Access Lines	$3,000		$3,600
2006E Access Lines	$3,200		$3,800
Equity Value as a Multiple of:
2005E Actual LFCF	7.75	x	9.0	x
2006E Actual LFCF	8.0	x	9.0	x
2005E Normalized LFCF	8.7	x	10.0	x
2006E Normalized LFCF	8.7	x	10.0	x
Dividend Yield	7.25%		8.25%
      Bear Stearns applied each valuation parameter range to the corresponding financial estimate for Spinco to calculate Spinco’s implied enterprise value based on these trading multiples. The resulting implied enterprise values ranged from approximately $8,645 million to $10,575 million, which implied per share equity values of $10.95 to $15.74 for Spinco, assuming Spinco has 403.1 million shares outstanding based on the aggregate consideration to be received by stockholders of Spinco in the merger.
      Discounted Cash Flow Analysis. Bear Stearns performed an analysis of the present value of the cash flows available to equity holders that Spinco could generate over fiscal years 2006 through 2010.
      For Spinco’s business, Bear Stearns applied terminal value multiples ranging from 6.5x to 7.5x to Spinco’s projected 2010 EBITDA. Bear Stearns chose these terminal value multiples based on (i) the implied perpetual growth rates of free cash flow derived from such multiples that Bear Stearns determined to be reasonable, (ii) Bear Stearns’ review of trading data for comparable public companies and (iii) Bear Stearns’ overall experience in valuing wireline communications companies. The cash flows were then discounted to present value using a weighted average cost of capital, or WACC, of 7.00% to 8.00% (determined by observing the betas (a measure of the trading volatility of a particular company’s stock relative to the broader market) of Valor and other publicly traded wireline companies and based on debt-to-total capitalization ratios between

40.0% and 50.0%). The resulting implied equity values based on the discounting of these cash flows and the terminal value were $4,641 million to $5,911 million, which implied per share equity values of $11.51 to $14.66 for Spinco.
      Spinco Valuation Reference Range. The average of the above analyses indicated a range of per share equity values of $11.79 to $14.18 for Spinco. Bear Stearns determined the appropriate equity value per share reference range for Spinco to be $12.00 to $14.00 based on (i) the range of per share values for Spinco using the selected comparable public companies analyses and discounted cash flow analysis and (ii) Bear Stearns’ overall experience in valuing wireline companies.

Valor Valuation
      Since Spinco will contribute a vast majority of the financial performance of the pro forma combined company, Bear Stearns analyzed the value of Valor by assuming the Spinco equity value per share reference range was given as consideration to the common stockholders of Valor. Bear Stearns also analyzed the value of Valor using implied multiples from selected precedent merger and acquisition transactions and a discounted cash flow analysis. For purposes of Bear Stearns’ review, Bear Stearns utilized, among other things, projections of the future financial performance of Valor through 2008, as prepared by the management of Valor, which are attached to this proxy statement/prospectus — information statement as Annex I-1.
      Market Value Analysis. Based on the Spinco equity value per share reference range of $12.00 to $14.00, Bear Stearns assessed the implied premium/(discount) to Valor’s stock price as of December 6, 2005, Valor’s average stock price for the 20-trading days prior to and including December 6, 2005, Valor’s stock price as of November 23, 2005 and Valor’s average stock price for the 20-trading days prior to and including November 23, 2005. Bear Stearns considered Valor’s stock price as of November 23, 2005 to be relevant because November 23, 2005 was the last trading day prior to a press release published on November 24, 2005 regarding a potential upcoming transaction between Spinco and Valor, Citizens or CenturyTel.
Implied Premium/(Discount) to Market Value
Per Share Valuation Reference Range

	$12.00	$14.00

As of December 6, 2005:
Current Price	(1.4)%	15.0%
20-Day Average Price	0.3%	17.0%
As of November 23, 2005:
Current Price	3.2%	20.4%
20-Day Average Price	(1.9)%	14.5%
      Selected Precedent Merger and Acquisition Transactions. Bear Stearns reviewed and analyzed selected precedent merger and acquisition transactions involving recent wireline communications transactions based on Bear Stearns’ determination that the transactions were reasonably comparable to the merger. In performing these analyses, Bear Stearns reviewed and analyzed certain financial information (including transaction value) and transaction multiples relating to Valor and compared such information to the corresponding information of the companies involved in such precedent transactions. Specifically, Bear Stearns reviewed 37 access line purchase transactions since January 3, 2000. Bear Stearns divided the transactions universe into two groups: (a) “Most Comparable Transactions” (listed by the acquirer followed by the acquired company/assets and the date these transactions closed) and (b) “Other Transactions.” To the extent publicly available, Bear Stearns reviewed the transaction enterprise values as a multiple of EBITDA for the last twelve months, or LTM, and as a multiple of access lines.
      The precedent transactions in the “Most Comparable Transactions” group were:

•	The Carlyle Group/ Verizon Hawaii Inc. — May 2, 2005;

•	Consolidated Communications Holdings, Inc./ TXU Corp. — April 14, 2004;

•	Alltel Corporation/ Verizon Communications Inc. (Kentucky) — August 1, 2002;

•	Homebase Acquisition Texas Corp./ Illinois Consolidated Telephone Co. — December 31, 2002; and

•	CenturyTel, Inc./ Verizon Communications Inc. (Alabama and Missouri) — July 1, 2002 and August 31, 2002.
      Bear Stearns calculated the following multiples for the recent wireline transactions used in its analysis:
Recent Wireline Transaction Multiples
Transaction Value as Multiple of:

	LTM EBITDA		Access Lines

Most Comparable Transactions:
High	7.8	x	$3,199
Mean	7.2	x	$2,894
Low	6.7	x	$2,263
Other Transactions:
High	12.0	x	$5,698
Mean	8.6	x	$3,371
Low	6.2	x	$2,235
All Transactions:
High	12.0	x	$5,698
Mean	8.2	x	$3,292
Low	6.2	x	$2,235
      Based on the foregoing, Bear Stearns determined an LTM EBITDA multiple reference range of 6.7x to 7.8x and access lines multiple reference range of $2,900 to $3,200 for the transactions and applied the ranges to the projected 2005 EBITDA and 2005 access lines, respectively, for Valor. The resulting implied equity value per share for Valor was calculated to be $9.91 to $14.15, based on the EBITDA multiple reference range, and $5.30 to $7.49, based on the access line multiple reference range. This compared favorably to the Spinco equity value per share reference range that Bear Stearns assumed was given as consideration to the common stockholders of Valor.
      Discounted Cash Flow Analysis. Bear Stearns performed an analysis of the present value of the cash flows available to equity holders that Valor could generate over fiscal years 2006 through 2010. For Valor’s business, Bear Stearns applied terminal value multiples ranging from 6.00x to 7.00x to Valor’s projected 2010 EBITDA, as provided by the management of Valor. Bear Stearns chose these terminal value multiples based on (i) the implied perpetual growth rates of free cash flow derived from such multiples and the corresponding range of implied perpetual growth rates of free cash flow that Bear Stearns determined to be reasonable, (ii) Bear Stearns’ review of trading data for comparable public companies and (iii) Bear Stearns’ overall experience in valuing wireline companies. The cash flows were then discounted to present value using a WACC of 7.25% to 8.25% (determined by observing the betas of Valor and other publicly traded wireline companies and based on debt-to-total capitalization ratios between 52.5% and 62.5%). Valor’s various tax attributes were valued separately in this analysis. The resulting implied equity values based on the discounting of these cash flows and the terminal value ranged from approximately $806 million to $1,067 million, which implied equity per share values of $11.33 to $15.01 for Valor. This compared favorably to the Spinco equity value per share reference range that Bear Stearns assumed was given as consideration to the common stockholders of Valor.

Transaction Combination Analysis
      Synergies. Based on information provided by the management of Valor, Bear Stearns assumed potential operating expense synergies ranging from $19.7 million in 2006 to $52.0 million in 2010. Bear Stearns estimated that these potential operating expense synergies have a net capitalized value of approximately $422.0 million to $533.9 million.

      Relative Contribution Analysis. Bear Stearns performed a contribution analysis, assuming no synergies, showing the percentages of access lines for fiscal year 2005 and projected EBITDA, Normalized LFCF and Actual LFCF for fiscal years 2005 through 2007 that are projected to be contributed by Valor and Spinco to the pro forma results for the combined company. The following tables set forth the results of such analysis:
Access Lines

2005E

Valor	15.3%
Spinco	84.7%
EBITDA

	2005E	2006E	2007E

Valor	16.3%	16.3%	16.5%
Spinco	83.7%	83.7%	83.5%
Normalized LFCF Contribution

	2005E	2006E	2007E

Valor	17.2%	16.7%	16.0%
Spinco	82.8%	83.3%	84.0%
Actual LFCF Contribution

	2005E	2006E	2007E

Valor	18.7%	20.0%	19.7%
Spinco	81.3%	80.0%	80.3%
      The percentages of access lines and EBITDA set forth in the tables above that are projected to be contributed to the pro forma combined company by Valor were compared to the 17.8% interest that Valor’s common stockholders will have in the combined company’s enterprise value (assuming that the combined company’s per share stock is valued at the mid-point of the Bear Stearns reference range for Spinco’s equity value per share, or $13.00 per share). Further, the percentage of Normalized LFCF and Actual LFCF, set forth in the above table, that is projected to be contributed to the pro forma combined company by Valor was then compared to the 15.0% interest that Valor’s common stockholders will have in the combined company. While the results of this analysis were considered by Bear Stearns, they were not necessarily determinative in assessing that the aggregate consideration to be issued by Valor in the merger was fair, from a financial point of view, to Valor and the stockholders of Valor.
      Bear Stearns also performed a contribution analysis, assuming operating expense synergies, showing the percentages of projected access lines for fiscal year 2005 and EBITDA, Normalized LFCF and Actual LFCF for fiscal years 2005 through 2007 that are projected to be contributed by Valor and Spinco to the pro forma results for the combined company. The results of this analysis did not materially differ from the results of the contribution analysis, assuming no synergies, shown above.
      Discounted Cash Flow Accretion/(Dilution) Analysis. Bear Stearns prepared a discounted cash flow valuation accretion/(dilution) analysis by comparing the stand-alone discounted cash flow equity values of Valor and Spinco to the implied value of each company’s respective ownership in the pro forma combined company. For the purpose of preparing the pro forma combined company discounted cash flow accretion/(dilution) analysis, both with and without the impact of potential operating synergies, Bear Stearns assumed the terminal EBITDA multiple range used in the Spinco stand-alone discounted cash flow analysis and a WACC range of 6.75% to 7.75% (determined by observing the betas of Valor and other publicly traded wireline companies and based on debt-to-total capitalization ratios between 45.0% and 55.0%). The table below summarizes the results of Bear Stearns discounted cash flow accretion/(dilution) analysis.

Discounted Cash Flow Equity Value Accretion/(Dilution) Analysis

With Potential
	No Synergies	Synergies

Valor	0.9% - 3.3%	7.8% - 11.6%
Spinco	2.4% - 2.7%	9.8% - 10.7%
      Pro Forma Financial Analysis. Bear Stearns analyzed the potential pro forma impact of the merger on Valor’s projected credit profile, “Dividend Payout Ratio” (defined as total annual dividend as a percentage of Actual LFCF), net income per share, EBITDA and Actual LFCF growth rates, and Actual LFCF per share. Bear Stearns observed that without synergies the pro forma combined company is expected to have a net debt to EBITDA leverage ratio that is approximately 0.8x to 0.9x lower for 2005 through 2010 than Valor is expected to have on a stand-alone basis. In addition, Bear Stearns noted that without synergies the pro forma combined company is expected to have a Dividend Payout Ratio that is approximately 5.3% to 12.9% lower for 2005 through 2010 than Valor is expected to have on a stand-alone basis. If potential synergies had been included in these analyses, the pro forma combined company’s expected net debt to EBITDA leverage ratio and Dividend Payout Ratio would be even lower.
      With potential synergies, the pro forma combined company is expected to have higher net income per share for 2005 through 2007 and without potential synergies the pro forma combined company is expected to have higher net income per share for 2005 and 2006 and lower net income per share for 2007 than Valor is expected to have on a stand-alone basis. Bear Stearns observed that without potential synergies the pro forma combined company is expected to have a lower EBITDA cumulative average growth rate from 2005 to 2007 than Valor is expected to have on a stand-alone basis and that with potential synergies the pro forma combined company is expected to have a higher EBITDA cumulative average growth rate from 2005 to 2007 than Valor is expected to have on a stand-alone basis. Bear Stearns also noted that both with and without potential synergies the pro forma combined company is expected to have a lower Actual LFCF cumulative average growth rate and lower Actual LFCF per share from 2005 to 2007 than Valor is expected to have on a stand-alone basis. While the results of this analysis were considered by Bear Stearns, they were not necessarily determinative in assessing that the aggregate consideration to be issued by Valor in the merger was fair, from a financial point of view, to Valor and the stockholders of Valor.
      In connection with rendering its opinion, Bear Stearns performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Bear Stearns arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the aggregate consideration to be issued by Valor in the merger to Valor and the stockholders of Valor. Accordingly, notwithstanding the analyses summarized above, Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of the analyses and factors considered by it, without considering all such analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete or misleading view of the evaluation process underlying the Bear Stearns opinion. Bear Stearns did not assign any specific weight to any of the analyses described above and did not draw any specific conclusions from or with regard to any one method of analysis.
      In performing its analyses, Bear Stearns considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Valor, Alltel and Bear Stearns. The analyses performed by Bear Stearns are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Accordingly, such analyses are inherently subject to substantial uncertainty.
      None of the public companies used in the comparable company analysis described above are identical to Valor or Spinco, and none of the precedent transactions used in the precedent transactions analysis described above are identical to the merger. Accordingly, an analysis of publicly traded comparable companies and comparable precedent transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of Valor or Spinco and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.
      The type and amount of consideration payable in the merger were determined through negotiations between Valor and Alltel and approved by the Valor Board of Directors. Bear Stearns did not express any opinion as to the price or range of prices at which the shares of common stock of Valor may trade subsequent to the announcement or consummation of the merger. The decision to enter into the merger agreement was solely that of the Valor Board of Directors. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. In addition, the Bear Stearns opinion was just one of the many factors taken into consideration by the Valor Board of Directors. Consequently, Bear Stearns’ analysis should not be viewed as determinative of the decision of the Valor Board of Directors or Valor’s management with respect to the fairness of the aggregate consideration to be issued by Valor in the merger.
      Bear Stearns is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for estate, corporate and other purposes.
      Bear Stearns was selected by the Valor Board of Directors to render a fairness opinion because of its expertise and reputation in investment banking and mergers and acquisitions and its familiarity with Valor, Alltel and the wireline industry. Bear Stearns received an aggregate fee for such services of approximately $1 million, none of which was contingent on successful consummation of the merger. Valor also agreed to reimburse Bear Stearns for certain out-of-pocket expenses incurred in connection with the engagement, including the reasonable fees of and disbursements to its legal counsel. In addition, Valor agreed to indemnify Bear Stearns against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.
      Bear Stearns had been previously engaged by Valor to provide certain investment banking and other services. In connection with such services Bear Stearns has received compensation of approximately $1.1 million during the past two years. During the past two years, Bear Stearns has not provided investment banking or financial advisory services to Alltel. Bear Stearns may be currently engaged, and in the past has been engaged, by Welsh, Carson, Anderson & Stowe and Vestar Capital Partners or their affiliates (collectively, the “Financial Sponsors”) to provide certain investment banking and other services in matters unrelated to the merger. In addition, various individuals and entities affiliated with Bear Stearns may have passive minority investments in the Financial Sponsors. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Valor and Alltel for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.
Alltel’s Reasons for the Spin-Off and the Merger
      Alltel announced in January 2005 that it would undertake a thorough review of the strategic alternatives related to its wireline business. Alltel decided to explore these strategic alternatives because of its belief that the separation of the wireless and wireline segments would better position each to take advantage of emerging strategic, operational and financial opportunities, thereby enhancing stockholder value. During the ensuing months, Alltel reviewed various capital structures and strategic alternatives that could be value enhancing to its stockholders. Based on Alltel management’s review and findings, the Alltel board of directors determined that a formal process, utilizing the expertise of Alltel’s financial advisors, to assess the market environment for strategic repositioning options related to its wireline business was appropriate. In September 2005, Alltel announced its intention to begin such a process. That process, which included the execution of non-disclosure agreements and the sharing of information books for use in preparing preliminary proposals, resulted in several parties expressing significant interest in Alltel’s wireline business. Alltel then evaluated financing considera-

tions for potential combinations, performed due diligence, and received management presentations from potential partners addressing issues such as ensuring tax-free treatment of the transaction, maximizing Alltel stockholder value, establishing an appropriate capital structure and implementing a sustainable dividend policy.
      In reaching its decision to approve the spin-off and merger with Valor, the Alltel Board of Directors consulted with its financial and legal advisors and considered a wide variety of factors, including the following:

•	the creation of skilled management teams at both Alltel and Windstream having proven track records of delivering financial results, a great breadth of experience in the communications industry, and a deep commitment to providing quality communications services to customers;

•	the expectation that Alltel will receive cash proceeds and debt reduction totaling approximately $4.2 billion resulting from the spin-off, which will result in Alltel having net debt of approximately $1.2 billion and being levered at about 0.5 times net debt to operating income before depreciation and amortization;

•	the potential value, as determined by evaluating pre and post transaction discounted cash flows, EBITDA (or earnings before interest, taxes, depreciation and amortization), yield, and other measures of the pre and post transaction wireline businesses, created for Alltel stockholders who, in the aggregate, will collectively hold 85% of the outstanding shares of Windstream immediately following the merger and the expectation of strong investor demand for both a pure-play wireless company and a pure-play rural wireline company;

•	Alltel’s and Valor’s wireline businesses have complementary geographic footprints with favorable rural characteristics, and their integration will benefit from Alltel’s existing billing system outsourcing relationship with Valor, providing the potential to create a market leader in the rural wireline telecommunications industry;

•	the potential positive financial impact resulting from such a combination (including, without limitation, the expected achievement of $40 million in net annual synergies from the combination) which would benefit Alltel stockholders through the spin-off and merger;

•	the tax-efficient structure for Alltel and Alltel’s stockholders of the proposed spin-off and immediate merger of Spinco with and into Valor; and

•	the expectation that Windstream will pay an annual dividend of $1 per share of common stock, which equals $1.04 per equivalent Alltel share.
      The Alltel Board of Directors also considered certain countervailing factors in its deliberations concerning the spin-off and merger, including the possibility that the anticipated benefits expected to result from the merger would fail to materialize and the potential impact that would have on Alltel stockholders receiving Windstream common shares in the transaction.
      The foregoing discussion of the information and factors discussed by the Alltel Board of Directors is not meant to be exhaustive but is believed to include all material factors considered by it. The Alltel Board of Directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the spin-off and merger are fair to, and in the best interests of, Alltel and Alltel stockholders. Rather, the Alltel Board of Directors viewed its position as being based on the totality of the information presented to and considered by it. The Alltel Board of Directors, after considering the information available to it, also considered relevant Delaware law, the opinions of experts, and its fiduciary duties to Alltel’s stockholders. As a result of the consideration of the foregoing and other relevant considerations, the Alltel Board of Directors unanimously determined that the spin-off and merger, including the terms of the merger agreement, distribution agreement and the other agreements relating to the merger, are fair to, and in the best interests of, Alltel and Alltel stockholders.

Board of Directors and Management of Windstream After the Merger
      The merger agreement provides that the Board of Directors of Spinco at the effective time of the merger will become the Board of Directors of Windstream, and will consist of nine individuals: Francis X. Frantz, who most recently served as the Executive Vice President — External Affairs, General Counsel and Secretary of Alltel, Jeffery R. Gardner, who most recently served as Executive Vice President — Chief Financial Officer of Alltel, six other persons named by Alltel and one person named by Valor. Additionally, the merger agreement provides that, as of the completion of the merger, Mr. Frantz will serve as Chairman of the Board of Windstream. Valor has designated Anthony J. de Nicola as its designee to the Windstream board. Five of Alltel’s designees to the Windstream board are identified under the heading “Management of Windstream Following the Merger — Alltel Corporation Designees to the Board of Directors” on page [ •  ] of this proxy statement/prospectus-information statement. The final Alltel designee will be named prior to completion of the spin-off and merger.
      The merger agreement also provides that the officers of Spinco at the effective time of the merger will become the officers of Windstream and that Mr. Frantz will serve as Chairman, Mr. Gardner will serve as the President and Chief Executive Officer and Brent K. Whittington, who most recently served as senior vice president of operations support for Alltel, will serve as Executive Vice President and Chief Financial Officer. The other initial officers of Windstream will consist of individuals selected by Alltel. Alltel has already named Keith D. Paglush as Chief Operating Officer, John P. Fletcher as Executive Vice President and General Counsel, Michael D. Rhoda, who most recently served as vice president — wireline regulatory & wholesale services for Alltel, as Senior Vice President — Governmental Affairs, Robert G. Clancy, Jr., who most recently served as vice president of investor relations for Alltel, as Senior Vice President and Treasurer and Susan Bradley, who most recently served as vice president of human resources for Alltel, as Senior Vice President — Human Resources.
Interests of Certain Persons in the Merger
      In considering the Valor Board of Directors’ determination to approve the merger agreement and to recommend that Valor stockholders vote to adopt the merger agreement, to approve the amendment of the Valor organizational documents in their entirety pursuant to the merger increasing the authorized shares of Valor common stock and to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger, Valor stockholders should be aware of potential conflicts of interest of, and the benefits available to, certain Valor stockholders, directors and officers. These stockholders, directors and officers may have interests in the merger that may be different from, or in addition to, the interests of Valor stockholders as a result of, among other things:

•	Anthony J. de Nicola, Valor’s current Chairman of the Board of Directors, is expected to be appointed to the board of Windstream;

•	John J. Mueller, Valor’s current chief executive officer, has entered into a consulting agreement with Windstream which is described below under the heading “Consulting Agreement with Mr. Mueller;”

•	W. Grant Raney and Cynthia B. Nash, current executive officers of Valor, have accepted offers of employment with Windstream (to be effective only upon the closing of the transactions) which are described below under the heading “Employment Arrangements with Mr. Raney and Ms. Nash;”

•	a portion of certain executive officers’ cash awards and shares of restricted stock that were scheduled to vest January 1, 2007, shall vest upon the consummation of the merger, as set forth below;

•	the severance benefits payable to Messrs. Mueller, Raney and Ojile and Ms. Nash for termination of employment by Valor without “Cause” or by the executive officer for “Good Reason,” as each such term is defined in their employment agreements with Valor, were increased from 18 months of base salary to 24 months. Also, the bonus payment prescribed in the executive officers’ employment agreements were increased to two times annual target bonus;

•	the acceleration of vesting of restricted stock grants scheduled to vest in 2008 and beyond for Messrs. Mueller, Ojile and Vaughn, Valor executive officers who will not remain employed by Windstream; and

•	prior to the completion of the merger, Valor Securityholders’ Agreement with certain of its stockholders will be amended so that persons affiliated with Welsh, Carson, Anderson & Stowe, or WCAS and Vestar Capital Partners, who collectively own approximately 41% of Valor’s outstanding common stock, will receive the following benefits:

•	Windstream will file and use reasonable best efforts to have declared effective an “evergreen” Shelf Registration Statement permitting sales of securities of Windstream by WCAS and Vestar as soon as practicable after consummation of the merger;

•	if requested by the holders of at least 50% of the outstanding securities initially held by WCAS, Vestar and their respective affiliates, Windstream will conduct one underwritten offering, including management participation in road shows and similar customary obligations;

•	WCAS and Vestar will have customary piggyback registration rights in connection with any registration by Windstream of sales of its equity securities (other than on Forms S-4 or S-8), whether for Windstream’s own account or for the benefit of one or more stockholders exercising demand registration rights; and

•	Windstream will pay customary fees and expenses of registrations.
      The following table sets forth the payments to be made to certain executive officers of Valor and the restricted stock grants held by certain executive officers and directors of Valor that will be subject to accelerated vesting upon completion of the merger.

		Number of Shares
	Amount of Cash	Restricted Stock			Windstream
Name of Executive	Award to be	Subject to	Severance		Annual Base
Officer or Director	Accelerated	Accelerated Vesting	Benefits		Salary

John J. Mueller(1)	$400,000	331,002	$2,000,000		—
Jerry E. Vaughn	$0	338,937	$1,587,500	(2)	—
W. Grant Raney	$200,000	73,556	$0		$257,000	(3)
William M. Ojile, Jr.(1)	$100,000	125,045	$750,000		—
Cynthia B. Nash	$60,000	40,456	$0		$220,000	(4)
Anthony J. de Nicola	—	6,470	—		—
Sanjay Swani	—	6,470	—		—
Norman W. Alpert	—	6,470	—		—
Kenneth R. Cole	—	6,470	—		—
Federico F. Peña	—	6,470	—		—
Edward J. Heffernan	—	6,470	—		—
Stephen B. Brodeur	—	6,470	—		—
Michael E. Donovan	—	6,470	—		—
M. Ann Padilla	—	6,470	—		—
Edward L. Lujan	—	6,470	—		—

(1)	Severance benefits represent twenty-four months of base salary and two times each executive’s target bonus amount.

(2)	Amount includes a tax gross-up benefit payable to Mr. Vaughn to compensate him for excise taxes estimated to be $775,000 imposed upon him pursuant to Section 280G of the Internal Revenue Code of 1986, as amended.

(3)	Mr. Raney will also receive a retention bonus in the amount of $250,000 if employed by Windstream at the effective time of the merger and an additional $250,000 if employed by Windstream on the six month anniversary of the effective time of the merger. In addition, Mr. Raney will be eligible to receive annual incentive bonuses up to 50% of his base salary based on the achievement of specified goals established by Windstream.

(4)	Ms. Nash will also receive a retention bonus in the amount of $150,000 if employed by Windstream at the effective time of the merger and an additional $150,000 if employed by Windstream on the six month anniversary of the effective time of the merger. In addition, Ms. Nash will be eligible to receive annual incentive bonuses up to 40% of her base salary based on the achievement of specified goals established by Windstream.
      Consulting Agreement with Mr. Mueller. In connection with the merger, John J. Mueller entered into a consulting agreement with Spinco to be effective only upon closing of the transactions. Under the terms of the consulting agreement, Mr. Mueller agrees to furnish advice and counsel regarding business issues and strategies to the Chairman and to the President and CEO of Windstream. The term of the agreement will be for one year commencing on the effective date of the merger. For his services, Mr. Mueller will be paid an annual consulting fee of $500,000 plus $1,500 per month for ongoing expenses incurred in the performance of the consulting services. The termination of Mr. Mueller’s employment and change of control resulting from the merger will also trigger the payment of severance benefits and accelerate vesting of Mr. Mueller’s existing unvested equity awards under his Restricted Stock Grant Agreement dated as of February 14, 2005. Those payments will be in addition to payments made by Windstream for services provided under the agreement.
      Employment offers to Mr. Raney and Ms. Nash. In connection with the merger, Grant Raney has accepted an employment offer with Spinco. Under the offer, Mr. Raney agrees to serve as Area President of Wireline Services for Windstream. The term of Mr. Raney’s employment will commence on the effective date of the merger. For his services, Mr. Raney will be paid an annual salary of approximately $257,000 plus he will be eligible to receive an annual bonus targeted at 50% of his annual salary. Mr. Raney will also receive a $250,000 retention bonus to be paid within 30 days after the effective time of the merger and an additional retention bonus of $250,000 to be paid six months after the effective time of the merger if he remains continuously employed with Windstream. Windstream will also furnish Mr. Raney with an automobile and pay all related expenses for gasoline, insurance, maintenance and repairs. In addition, Windstream will pay the initiation fee (estimated not to exceed $35,000), the annual dues, assessments and other membership charges (estimated not to exceed $500 per month) for membership in a country club selected by Mr. Raney.
      Cindy Nash also has accepted an employment offer with Spinco in connection with the merger. Under her offer, Ms. Nash agreed to serve as Senior Vice President of Customer Service for Windstream. The term of Ms. Nash’s employment will commence on the effective date of the merger. For her services, Ms. Nash will be paid an annual salary of approximately $220,000 plus she will be eligible to receive an annual bonus targeted at 40% of her annual salary. Ms. Nash will also receive a $150,000 retention bonus to be paid within 30 days after the effective time of the merger and an additional retention bonus of $150,000 to be paid six months after the effective time of the merger if she remains continuously employed with Windstream. In addition, Windstream will pay the initiation fee (estimated not to exceed $35,000), annual dues, assessments and other membership charges (estimated not to exceed $500 per month) for membership in a country club selected by Ms. Nash and will reimburse expenses related to Ms. Nash’s MBA program (estimated at approximately $20,000).
      Director and Officer Indemnification and Insurance. In addition, under the terms of the merger agreement, Alltel and Valor agreed that all rights to indemnification as provided in Valor’s Certificate of Incorporation or Bylaws in favor of persons who are or were directors, officers or employees of Valor will survive for a period of six years following the merger. The parties also agreed that for a period of six years following the merger, Windstream will indemnify the current and former directors, officers or employees of Valor to the fullest extent permitted by applicable law. The merger agreement further requires that, for six years following the effective time of the merger, subject to certain limitations, Windstream will maintain coverage under a director and officer liability insurance policy, with respect to claims arising from facts or events that occurred on or before the effective time of the merger, at a level at least equal to that which Alltel is maintaining prior to the merger, except that Windstream will not be required to pay an annual premium for such insurance in excess of $2,000,000.

Regulatory Approvals

Telecommunications Regulatory Approvals
      The transactions contemplated by the merger agreement will require the approval of the public service or public utilities commissions of the following states in their capacities as regulators of CLEC and ILEC operations of Alltel and Valor: Florida, Georgia, Kentucky, Mississippi, Missouri, New York, Ohio, Pennsylvania, South Carolina and Texas. On April 12, 2006, Alltel obtained an amendment to the commitment letter for the senior secured credit facilities to remove certain guaranties and liens, and such amendment eliminated the need for approval of the transaction by certain state regulatory agencies. Although the scope of matters that must be approved varies by state, the foregoing approvals are generally required for (i) the change of control of Alltel’s CLEC and ILEC subsidiaries, which will be deemed to occur in connection with the contribution and distribution transactions described elsewhere in this proxy statement/ prospectus-information statement, and (ii) the guarantee of indebtedness or the grant of security interests by Spinco and Valor’s CLEC and ILEC subsidiaries in connection with the financing of Valor following completion of the merger. The parties must also obtain state commission approval of the transfer to Spinco of the long distance customers and certificates of authority of Alltel, or the issuance to Spinco of new certificates of authority, in all states except Alaska.
      Valor and Spinco completed the filing of all of the applicable applications that were required to be filed prior to completion of the merger for the authority and approval with respect to the ILEC operations in January 2006. The public service or public utilities commission in each of the states of Florida, Georgia, Missouri, Mississippi and South Carolina has granted its approval. The parties expect that the remaining applicable state commissions will make a determination on these applications no later than the second quarter of 2006. Following the filing of such applications in certain states, other parties such as consumer groups, labor unions representing employees of Alltel or Valor, competitors and consumer advocates have filed protest applications raising concerns or objecting to the transactions. After the filing of the applications and any protests, state law or administrative rule allows regulators in certain states discretion on whether to conduct hearings on the matters. The parties are conducting discovery, preparing and filing testimony and briefs to further support the applications, and attending hearings on the matters. Following the conclusion of the applicable state procedures, each state commission will make a determination on the application for its state. These state approvals generally require the parties to demonstrate that the transactions are for a proper purpose and are consistent with the public interest, convenience and necessity, and that Spinco or its applicable subsidiary will have the financial, technical and managerial abilities to provide reasonable service to the public in such state. Following completion of the merger Windstream will be required to file an application seeking approval of the transactions from the Texas Public Utilities Commission. It is anticipated that Windstream will file this application promptly upon completion of the merger.
      The parties believe that the transactions will produce benefits for the states in which Windstream will conduct its operations, the citizens of such states and the customers of the telecommunications businesses of Windstream. While the parties believe that the transactions satisfy the applicable regulatory standards for the foregoing approvals, there can be no assurances that the state regulators will grant such approvals or will not attempt to impose conditions to such approval.
      In addition, under the Communications Act of 1934, before the completion of the merger, the FCC must approve the transfer to Valor of control of Spinco and those subsidiaries of Spinco that hold FCC licenses and authorizations. Valor and Spinco filed transfer of control applications with the FCC on December 21, 2005 and received the FCC’s approval of the merger on February 1, 2006.
      Each party’s obligations to complete the merger are subject to receipt of the consents of the above referenced state commissions that, if not obtained, would reasonably be expected to have a material adverse effect on Valor, Alltel or Spinco. The merger agreement provides that each party to the merger agreement, subject to customary limitations, will use its reasonable best efforts to take promptly all actions and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws and regulations to consummate the merger and the transactions contemplated by the merger agreement.

Alltel, Spinco and Valor also agreed to use all reasonable efforts to resolve any objections or challenges from a regulatory authority.

United States Antitrust Laws
      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, and the rules promulgated under that act by the FTC, the spin-off and the merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division and the specified waiting period has been terminated or has expired. Valor and Spinco each filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on December 21, 2005. On January 3, 2006, the FTC notified the parties that early termination of the specified waiting period had been granted. At any time before or after completion of the spin-off and the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the spin-off and the merger or seeking divestiture of substantial assets of Valor or Spinco. The spin-off and the merger also are subject to review under state antitrust laws and could be the subject of challenges by private parties under the antitrust laws.
Accounting Treatment
      SFAS 141 “Business Combinations” requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the merger transaction between Valor and Spinco, the entity that issues the interests (Valor in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests in the combined entity after the combination. In this case shareholders of Alltel, the sole shareholder of Spinco, will receive approximately 85% of the equity ownership and associated voting rights in the combined entity.

•	The composition of the governing body of the combined entity. In this case the merger agreement provides that the composition of the Board of Directors of the surviving company will be largely determined by Alltel and/or Spinco.

•	The composition of the senior management of the combined entity. In this case the merger agreement provides that the senior management of the combined entity was to be exclusively determined by Alltel and/or Spinco.
      While Valor is the legal acquiror and surviving registrant in this merger, Spinco is determined to be the accounting acquiror in this combination based on the facts and circumstances outlined above. Spinco will apply purchase accounting to the assets and liabilities of Valor upon consummation of the merger. Upon completion of the merger, the historical financial statements of the combined company will be those of Spinco.
Federal Securities Law Consequences; Resale Restrictions
      Valor common stock issued pursuant to the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any Valor stockholder who may be deemed to be an “affiliate” of Valor for purposes of Rule 145 under the Securities Act. It is expected that each affiliate will agree not to transfer any Valor common stock received pursuant to the merger except in compliance with the resale provisions of Rule 144 or 145 under the Securities Act or as otherwise permitted under the Securities Act. The merger agreement requires Valor to use its reasonable best efforts to cause its affiliates to enter into such agreements.
      However, under the terms of the merger agreement, Windstream is obligated to file and will use reasonable best efforts to have declared effective an “evergreen” shelf registration statement permitting sales of securities of Windstream by WCAS and Vestar as soon as practicable after consummation of the merger (provided that WCAS will not be able to sell shares of Windstream prior to the expiration of the lock-up referred to above in the section titled “Amendment of Company Securityholders Agreement”) which will remain effective until each of WCAS and Vestar can sell all of its Valor securities under Securities Act Rule 144 without volume limitations.
No Appraisal Rights
      Neither Valor nor Alltel stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the merger.
Name Change; Listing
      Before the completion of the merger, Valor has agreed to use its reasonable best efforts to cause the shares of Valor common stock to be issued pursuant to the merger to be authorized for listing on the NYSE. Immediately following completion of the merger, the Board of Directors will merge a wholly-owned subsidiary of the surviving company into the company and, in connection with such merger, change the name of the company from “Valor Communications Group, Inc.” to “Windstream Corporation.” Promptly thereafter, the company will file a restated certificate of incorporation with the Delaware Secretary of State reflecting the name change. Shares of Windstream Corporation will be traded on the NYSE under the new trading symbol WIN.
Dividend Policy of Windstream
      The merger agreement provides that the initial dividend policy of Windstream (which may be changed at any time by Windstream’s Board of Directors) will provide for the payment, subject to applicable law, of regular quarterly dividends on each issued and outstanding share of common stock of $0.25 per share. In determining the initial dividend level, Windstream’s management reviewed and analyzed, among other things:

•	operating and financial results of both Valor and Spinco in recent years, including in particular the fact that pro forma combined operating income before depreciation and amortization (pro forma OIBDA), excluding the royalty expense that Spinco has historically paid to Alltel which will cease upon the consummation of this transaction, was $1,633.7 million in 2005;

•	the anticipated capital expenditure requirements of Windstream;

•	Windstream’s expected other cash needs, primarily related to working capital requirements; and

•	the terms of Windstream’s expected indebtedness.
      However, Windstream stockholders may not receive any dividends following completion of the merger as a result of the following factors:

•	while the merger agreement contemplates the payment of a $0.25 per share quarterly dividend, this policy could be modified or revoked by Windstream’s Board of Directors at any time in its sole discretion;

•	the amount of dividends distributed will be subject to covenant restrictions under Windstream’s new senior secured credit facility which will restrict its ability to take certain action with respect to dividends and payments in respect of capital stock, with the exception of dividends up to the sum of excess free cash flow and net cash equity issuance proceeds so long as the pro forma leverage ratio does not exceed 4.50 to 1.0. Subject to the assumptions, considerations and limitations set forth in the following discussion under the heading “Minimum Operating Income Before Depreciation and Amortization (OIBDA),” Windstream’s pro forma leverage ratio during the year following the closing of the merger is estimated to be no greater than 3.70 to 1.0.

•	the amount of dividends distributed will be subject to restrictions under Delaware law pursuant to which the Windstream Board of Directors will be permitted to declare dividends only to the extent of a “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of Windstream’s net profits for the then current and/or immediately preceding fiscal year;

•	Windstream’s stockholders have no contractual or other legal right to receive dividends; and

•	Windstream may not have enough cash to pay dividends due to changes in Windstream’s cash from operations, working capital requirements and/or anticipated cash needs.

      Dividends on Windstream’s common stock will not be cumulative. Consequently, if dividends on Windstream’s common stock are not declared and/or paid at the targeted level, Windstream’s stockholders will not be entitled to receive such payments in the future.

Minimum Operating Income Before Depreciation and Amortization (OIBDA)
      Windstream’s management has prepared the financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum OIBDA. OIBDA is a non-GAAP financial measure that is computed as operating income plus depreciation and amortization. Windstream believes that OIBDA assists investors in understanding Windstream’s ability to generate sufficient positive cash flows to fund its ongoing cash operating requirements including capital expenditures, payment of dividends and debt service obligations. OIBDA should not be considered in isolation or as a substitute for cash flow from operations prepared in accordance with GAAP.
      The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of Windstream’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, Windstream’s expected course of action and expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus-information statement are cautioned not to place undue reliance on the estimated financial information.
      The prospective financial information included in this proxy statement/prospectus-information statement has been prepared by, and is the responsibility of, Windstream’s management. Neither PricewaterhouseCoopers LLP, Deloitte & Touche LLP, nor any other independent registered public accounting firm has either examined or compiled the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the estimated financial information with respect thereto. The PricewaterhouseCoopers LLP and Deloitte & Touche LLP reports included in this document relate to the historical financial information of Spinco and Valor, respectively. They do not extend to the prospective financial information and should not be read to do so.
      The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by Windstream’s management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described under “Risk Factors.” Accordingly, there can be no assurance that the estimated financial information is indicative of future performance or that the actual results will not differ materially from the estimated financial information presented below.
      Windstream believes that, in order to fund dividends on its common stock during the 12 months following the effective time of the merger at the level described above solely from cash generated by its business, its OIBDA for such 12 months following the merger would need to be at least $1,492.5 million. As described under “Assumptions and Considerations” below, Windstream’s management believes that its OIBDA for the year following the closing of this offering will be at least $1,492.5 million and has determined that its assumptions as to capital expenditures, cash interest expense, income taxes, working capital and availability of funds under its revolving credit facility are reasonable. Windstream has also determined that if its OIBDA for such period is at or above this level, it would be permitted to pay dividends at the level described above under the leverage ratio covenant that will be contained in the senior secured credit facilities. Windstream expects that the exchange notes and any other notes to be issued in conjunction with the closing of the merger will contain restrictions on its ability to pay dividends that are no more restrictive than those contained in the senior secured credit facilities.
      The following table sets forth Windstream’s calculation illustrating that $1,492.5 million of OIBDA would be sufficient to fund dividends at the above level for the 12 months following the closing of the merger and to permit it to pay dividends at the anticipated level under all relevant covenants and restrictions that will be contained in the senior secured credit facilities and any other agreement that governs any other indebtedness incurred by Windstream. OIBDA excludes certain income and expenses that are settled in cash.

In the judgment of Windstream’s management, the effect of these items is not material. The minimum OIBDA presented in this discussion is calculated as the sum of estimated capital expenditures, estimated cash interest expense and principal repayments on outstanding indebtedness, estimated cash income taxes, and estimated cash dividends on Windstream common stock. These amounts are based on pro forma results for the year ended December 31, 2005, which Windstream’s management believes reasonably approximate the cash requirements of Windstream for the 12 months following the closing of the merger. Income and expense items settled in cash but excluded from OIBDA were $8.2 million in income in 2005.

Amount

(Dollars in
millions)
Estimated Minimum OIBDA Required to Pay Dividends on Common Stock
Estimated cash required to pay dividends on outstanding common stock(1)	$474.0
Add:
Estimated capital expenditures(2)	400.0
Estimated cash interest expense(3)	385.6
Estimated cash income taxes(4)	222.9
Estimated principal repayments on outstanding indebtedness(5)	10.0

Minimum OIBDA	$1,492.5

Estimated total leverage ratio derived from the above minimum OIBDA(6)	3.7x
Estimated interest coverage ratio derived from the above minimum OIBDA(7)	3.9x

(1)	The table below sets forth the assumed number of outstanding shares of common stock upon the closing of the merger and the estimated per share and aggregate dividend amounts payable on such shares during the year following the closing of this offering:

Estimated Shares Outstanding(i)	474,002,946
Per Share Dividend	$1.00
Aggregate Dividend	$474,002,946

(i)	comprised of the outstanding shares of Valor common stock as of May 1, 2006 plus the shares expected to be issued in conjunction with the merger. (see Calculation of Merger Consideration — page 32)

(2)	The majority of Windstream’s capital expenditures will relate to its telecommunications network. Historical capital expenditures of Valor, Spinco and on a combined basis for the year ended December 31, 2005 were $57.4 million, $356.9 million and $414.3 million respectively.

(3)	Reflects Windstream’s anticipated cash interest expense under its revolving credit facility, senior secured term loan facilities and the senior notes. See Note (x) in “Unaudited Pro Forma Combined Condensed Financial Information” on page 182 for further discussion of interest expense anticipated to be incurred by Windstream, the interest rate assumptions included in such calculation and the sensitivity of such calculations to fluctuations of interest rates.

(4)	Determined by calculating pro forma income tax expense on a combined basis for 2005 in the amount of $267.9 million, less $45.0 million representing current year impact of tax deductible amortization of intangible assets and the use of net operating loss carryforwards held by Valor. The foregoing calculation is not based on an estimation of the anticipated taxable income for 2006, which is subject to many factors beyond the control of Windstream’s management or its determination at this time. Actual payments of income taxes may be materially different from the amounts presented.

(5)	Reflects anticipated principal repayments due during 2006 on Windstream’s outstanding indebtedness. See Note (x) in “Unaudited Pro Forma Combined Condensed Financial Information” on page 182 for further discussion of anticipated future repayments of long-term debt obligations.

(6)	The estimated total leverage ratio is calculated as total pro forma debt of $5,534.7 million (see Note (f) in “Unaudited Pro Forma Combined Condensed Financial Information” on page 177), divided by minimum OIBDA.

(7)	The estimated interest coverage ratio is calculated as minimum OIBDA divided by estimated cash interest expense.
      The following table reconciles Net Cash Provided from Operations, a GAAP measure, to pro forma OIBDA, a non-GAAP measure. The following table also illustrates, for the fiscal year ended December 31, 2005, the amount of cash that would have been available for distribution to Windstream’s common stockholders based on the pro forma combined financial results of Valor and Spinco. It is assumed that the merger occurred at the beginning of the period presented, subject to the accompanying assumptions described in the table.

	Year Ended December 31, 2005

			Pro Forma	Pro Forma
	Spinco	Valor(1)	Adjustment(2)	Combined

Pro Forma Cash Available to Pay Dividends (GAAP)(Dollars in Millions)
Net cash provided from operations	$953.9	$191.1	$268.8	$1,413.8
Other income, net	(11.6)	1.9	—	(9.7)
Intercompany interest income	(23.3)	—	—	(23.3)
Interest expense	19.1	79.5	—	98.6
Income tax expense	267.9	14.3	—	282.2
Deferred income taxes	(4.9)	(14.2)	—	(19.1)
Provision for doubtful accounts	(29.2)	(6.1)	—	(35.3)
Non cash asset impairments	—	(1.7)	—	(1.7)
Non cash stock compensation	—	(12.7)	—	(12.7)
Changes in working capital	(66.3)	(3.0)	—	(69.3)
Other, net	2.4	7.8	—	10.2

Pro Forma OIBDA (Non-GAAP)	$1,108.0	$256.9	$268.8	$1,633.7
Less:
Capital Expenditures(3)	356.9	57.4	—	414.3
Estimated cash interest expense(4)	17.9	83.3	284.4	385.6
Cash income taxes(5)	222.9	—	—	222.9

Cash Available to Pay Dividends	$510.3	$116.2	$(15.6)	$610.9

(1)	Valor has historically calculated Cash Available to Pay Dividends as Adjusted EBITDA minus capital expenditures, cash interest, cash income taxes and any other charges excluded from adjusted EBITDA that have been or will be settled in cash. Windstream does not currently anticipate utilizing adjusted EBITDA as a non-GAAP measure and as such, the presentation of Valor’s historical Cash Available to Pay Dividends has been modified to conform to the presentation expected to be presented by Windstream, which substitutes operating income before depreciation and amortization (OIBDA) in the place of adjusted EBITDA . The most significant difference between these two measures for Valor is that adjusted EBITDA excludes the impact of non-cash stock compensation ($12.7 million in 2005) and other non-cash items defined in Valor’s existing credit facility while OIBDA does not.

(2)	Reflects the elimination of the royalty expense that Spinco has historically paid to Alltel, which will cease upon the consummation of the spin-off and the merger.

(3)	Consists of capital expenditures of both Spinco and Valor for the year ended December 31, 2005.

(4)	Reflects Windstream’s anticipated cash interest expense under its revolving credit facility, senior secured term loan facilities and senior notes. See Note (x) in “Unaudited Pro Forma Combined Condensed Financial Information” on page 182 for further discussion of interest expense anticipated to be incurred by Windstream, the interest rate assumptions included in such calculation and the sensitivity of such calculations to fluctuations of interest rates.

(5)	Calculated as pro forma income tax expense of $267.9 million, less $45.0 million representing the use of net operating loss carryforwards held by Valor. The foregoing calculation is not based on an estimation of the anticipated taxable income for 2006, which is subject to many factors beyond the control of Windstream’s management or its determination at this time. Actual payments of income taxes may be materially different.
Assumptions and Considerations
      Based on a review and analysis conducted by Windstream’s management, it believes that the minimum OIBDA for the 12 month period following the closing of the merger will be at least $1,492.5 million, and Windstream’s management has determined that the assumptions in the above tables as to capital expenditures, cash interest expense, income taxes, working capital and availability of funds under the revolving credit facility are reasonable. Windstream considered numerous factors in establishing its belief concerning the minimum OIBDA required to support the dividend policy and its belief that minimum OIBDA for the first 12 months following the merger will be at least $1,492.5 million, including the following factors:

•	For fiscal year 2005, pro forma combined OIBDA including both Valor and Spinco, excluding the royalty expense that Spinco has historically paid to Alltel which will cease upon the consummation of this transaction, was $1,633.7 million.

•	For fiscal year 2005, the combined capital expenditures of Valor and Spinco were $414.3 million. Windstream’s management expects capital expenditures for the twelve month period following the close of the merger to be approximately $400.0 million.

•	Absent the significant increase in Valor’s working capital that resulted from the change in its capital structure in 2005, neither Valor nor Spinco has experienced significant adverse changes in working capital requirements in the last 2 years.

•	Windstream’s management has analyzed the impact of its intention to pay dividends at the level described above on its operations and performance in prior years and has determined that the revolving credit facility would have had sufficient capacity to finance any fluctuations in working capital and other cash needs, including the payment of dividends at the levels described above. Windstream currently does not intend to borrow under its revolving credit facility to pay dividends.
      Windstream has also assumed:

•	That the general business climate, including such factors as consumer demand for services, the level of competition experienced and the regulatory environment, will remain consistent with previous periods; and

•	The absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect Windstream’s business, results of operations or anticipated capital expenditures.
      If OIBDA for the first 12 months following the closing of the merger were to fall below the $1,492.5 million level (or Windstream’s assumptions as to capital expenditures, cash taxes or cash interest expense are too low, or if Windstream’s assumptions as to the sufficiency of its new revolving credit facility to finance its expected working capital needs prove incorrect, or if other assumptions stated above were to prove incorrect), Windstream would either reduce or eliminate dividends. Windstream cannot assure you that its OIBDA will in fact equal or exceed the minimum level set forth above, and its belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this proxy statement/ prospectus-information statement, including those identified in the section entitled “Risk Factors.” Furthermore, even if OIBDA for the first 12 months following the closing of the merger were to equal or exceed the $1,492.5 million level, the Windstream board of directors retains the absolute discretion to reduce or eliminate the amount of the initial dividend policy if it determines such action is appropriate in light of its assessment of Windstream’s business and the environment in which it will operate.
      As noted above, Windstream has estimated its initial dividend level and the minimum OIBDA required to pay dividends at that level only for the first 12 months following the closing of the merger. Moreover,

Windstream cannot assure you that it will pay dividends during or following such period at the level estimated above, or at all. Dividend payments are within the absolute discretion of the board of directors and will be dependent upon many factors and future developments that could differ materially from the current expectations. Over time, Windstream’s capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends paid in the future.
      In accordance with its dividend policy, Windstream intends to distribute, as dividends to its stockholders, a substantial portion of the cash generated by its business in excess of operating needs, interest and principal payments on indebtedness and capital expenditures. If Windstream continues paying dividends at the level currently anticipated under the dividend policy, it is expected that it would need additional financing to fund significant acquisitions. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. However, Windstream intends to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. Management currently has no specific plans to increase capital spending to expand Windstream’s business materially. However, management will evaluate potential growth opportunities as they arise and, if the board of directors determines that it is in Windstream’s best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to increase capital spending materially or for some other purpose, the board would be free to depart from or change the dividend policy at any time.
      The intended policy to distribute rather than retain a significant portion of the cash generated by the business as regular quarterly dividends is based upon the assessment of Windstream’s management of its financial performance, its cash needs and its investment opportunities. If these factors were to change based on, for example, regulatory, competitive or technological developments (which could increase the need for capital expenditures) or new investment opportunities, Windstream would need to reassess that policy.

Restrictions on Payment of Dividends

Delaware Law
      Under Delaware law, Windstream’s board of directors may declare and pay dividends either out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. The board of directors may base this determination on its financial statements, a fair valuation of assets or another reasonable method. Subject to certain limitations, the value of Windstream’s capital may be adjusted from time to time by the board of directors. Although Windstream intends to pay dividends at the anticipated levels during the 12 months following the merger in compliance with Delaware law, the board of directors will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future years, the board may seek opinions from outside valuation firms to the effect that its net profits or surplus is sufficient to allow payment of dividends, and such opinions may not be forthcoming. If Windstream sought and was not able to obtain such an opinion, it likely would not be able to pay dividends.

Senior Secured Credit Facilities
      Under the senior secured credit facilities, Windstream will be limited in its ability to take certain action with respect to dividends, with an exception for dividends up to the sum of excess free cash flow so long as the pro forma leverage ratio does not exceed 4.50 to 1.0. Excess free cash flow is expected to be defined as the sum of quarterly dividends per Windstream’s dividend policy; cash on hand up to the amount of consolidated earnings before depreciation and amortization, interest and taxes, adjusted for non-recurring transaction and other charges (not to exceed $10 million in any four consecutive fiscal quarters beginning after December 31, 2006), less cash interest and taxes paid, debt repayments and capital expenditures for the period; and net proceeds from the issuance of equity securities, less certain identified uses of those funds.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
OF THE SPIN-OFF AND THE MERGER
      The following summarizes certain United States federal income tax consequences of the spin-off and the merger. This summary is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of the Code and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to stockholders of Valor or Alltel that are United States holders, as defined immediately below. A United States holder is a beneficial owner of Valor stock or Alltel stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.
      Further, this summary does not discuss all of the tax considerations that may be relevant to Valor stockholders or Alltel stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as:

•	insurance companies,

•	dealers or traders in securities or currencies,

•	tax-exempt organizations,

•	financial institutions,

•	mutual funds,

•	partnerships or other entities classified as partnerships for United States federal income tax purpose and investors in such entities,

•	holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction,

•	holders who are subject to the alternative minimum tax, or

•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.
      In addition, this summary is limited to stockholders that hold their Valor common stock or Alltel common stock as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.
      VALOR AND ALLTEL STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE SPIN-OFF AND THE MERGER TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

The Spin-Off
      The spin-off is conditioned upon Alltel’s receipt of a private letter ruling from the IRS (which Alltel received on April 7, 2006) to the effect that the spin-off, including (i) the contribution of the wireline business to Spinco, (ii) the receipt by Alltel of Spinco debt securities and the special dividend, (iii) the exchange of Spinco debt securities for Alltel debt, and (iv) the distribution of Spinco stock to the Exchange Agent on behalf of Alltel stockholders, will qualify as tax-free to Alltel, Spinco and the Alltel stockholders for United States federal income tax purposes under Sections 355, 368 and related provisions of the Code. The spin-off is also conditioned upon the receipt by Alltel of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alltel, to the effect that the spin-off will be tax-free to Alltel, Spinco and the stockholders of Alltel under Section 355 and related provisions of the Code. The opinion will rely on the IRS letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Alltel, Spinco and Valor, which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.
      As set forth in the IRS letter ruling and the tax opinion attached as an exhibit to this registration statement: (i) no gain or loss will be recognized by (and no amount will be included in the income of) Alltel common stockholders upon the receipt by the exchange agent on their behalf of shares of Spinco common stock in the spin-off; (ii) the aggregate tax basis of the Alltel common stock and the Spinco common stock in the hands of each Alltel common stockholder after the spin-off will equal the aggregate tax basis of the Alltel common stock held by the stockholder immediately before the spin-off, allocated between the Alltel common stock and the Spinco common stock in proportion to the relative fair market value of each on the date of the spin-off; and (iii) the holding period of the Spinco common stock received by an Alltel common stockholder will include the holding period at the time of the spin-off of the Alltel common stock on which the distribution is made.
      Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Alltel will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling is based upon representations by Alltel that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling.
      The spin-off would become taxable to Alltel pursuant to Section 355(e) of the Code if 50% or more of the shares of either Alltel common stock or Spinco common stock (including common stock of Windstream, as a successor to Spinco) were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin-off. Because the Alltel stockholders will own more than 50% of the Windstream common stock following the merger, the merger, standing alone, will not cause the spin-off to be taxable to Alltel under Section 355(e). However, if the IRS were to determine that other acquisitions of Alltel common stock or Valor common stock, either before or after the spin-off and the merger, were part of a plan or series of related transactions that included the spin-off, such determination could result in the recognition of gain by Alltel under Section 355(e). In any such case, the gain recognized by Alltel likely would include the entire fair market value of the stock of Spinco, and thus would be very substantial. In connection with the request for the IRS private letter rulings and the opinion of Alltel’s counsel, Alltel has represented that the spin-off is not part of any such plan or series of related transactions. In certain circumstances, under the merger agreement, Windstream would be required to indemnify Alltel against tax-related losses to Alltel that arise as a result of “disqualifying actions” taken by Windstream or its subsidiaries after the distribution and the merger. See “The Merger Agreement-Tax Matters” beginning on page [ •  ]. If Alltel should recognize gain on the spin-off for reasons not related to a disqualifying action by Windstream, Alltel would not be entitled to be indemnified under the merger agreement. Even if Section 355(e) were to cause the spin-off to be taxable to Alltel, the spin-off would remain tax-free to Alltel’s stockholders.
      United States Treasury regulations require each Alltel stockholder that receives stock in a spin-off to attach to the stockholder’s United States federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off. Shortly after the spin-off, Alltel will provide stockholders who will receive Windstream common stock in the spin-off with the information necessary to comply with that requirement.

The Merger
      Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Alltel, has delivered to Alltel its legal opinion, and Kirkland & Ellis LLP, counsel to Valor, has delivered to Valor its legal opinion, each attached as an exhibit to this registration statement and each to the effect that, on the basis of the facts, assumptions and representations set forth in such opinion and the representations and covenants set forth in certificates obtained from officers of Alltel, Spinco and Valor, the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could affect the validity of the Skadden, Arps, Slate, Meagher & Flom LLP opinion and/or the Kirkland & Ellis LLP opinion. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or on any court.
      It is a condition to the obligations of Alltel, Spinco and Valor to consummate the merger that Alltel and Spinco receive a private letter ruling from the IRS and the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, described above, to the effect that the spin-off will qualify as tax-free to Alltel, Spinco and the Alltel stockholders for United States federal income tax purposes under Sections 355, 368 and related provisions of the Code. It is a further condition to the merger that Alltel and Spinco receive the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and that Valor receive the opinion of Kirkland & Ellis LLP, both to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, which opinions will be based on private letter rulings of the IRS and on the facts, assumptions and representations set forth in each of such opinions and the representations and covenants set forth in updated officer’s certificates to be provided by Alltel, Spinco and Valor at the time of closing.
      As set forth in the tax opinions attached as exhibits to this registration statement: (i) Alltel common stockholders will not recognize gain or loss on the exchange of their Spinco common stock (received by the exchange agent on their behalf in the spin-off) for shares of Valor common stock pursuant to the merger, except to the extent of any cash received in lieu of a fractional share of Valor common stock; (ii) an Alltel stockholder’s tax basis in the Valor common stock received pursuant to the merger (including any fractional share interest deemed to be received and exchanged for cash) will equal the stockholder’s tax basis in the Spinco common stock surrendered in exchange therefor; (iii) an Alltel stockholder’s holding period for the Valor common stock received pursuant to the merger will include the holding period for the shares of Spinco common stock surrendered in exchange therefor; (iv) neither Spinco nor Valor will recognize any gain or loss in the merger; and (v) Valor stockholders will not recognize gain or loss in the merger.
      Alltel stockholders will not be entitled to receive any fractional shares of Valor common stock in the merger. Alltel stockholders otherwise entitled to receive fractional shares will instead be entitled to receive an amount in cash equal to (x) the closing sale price per share of Valor common stock on the NYSE on the business day preceding the merger, multiplied by (y) the fraction of a share of Valor common stock to which such stockholder would otherwise have been entitled. An Alltel stockholder generally will recognize capital gain or loss on any cash received in lieu of a fractional share of Valor common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Such gain or loss will constitute long-term capital gain or loss if the holding period in the Spinco common stock surrendered in the merger (which, as described above, will include the holding period for the Alltel common stock on which such Spinco stock is distributed in the spin-off) exceeds 12 months as of the date of the merger. The deductibility of capital losses is limited.
      Non-corporate holders of Alltel common stock may be subject to information reporting and backup withholding tax on any cash payments received in lieu of a fractional share interest in Valor common stock. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding tax, on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to the holder following the completion of the merger or is otherwise exempt from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against a holder’s United States federal income tax liability, provided that the holder furnishes the required information to the Internal Revenue Service.
      Holders who receive Valor common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with their United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
THE MERGER AGREEMENT
      The following is a summary of selected material provisions of the merger agreement, as amended by the first amendment to the merger agreement. This summary is qualified in its entirety by reference to the merger agreement and the first amendment thereto, which are incorporated by reference in their entirety and attached to this proxy statement/ prospectus-information statement as Annex A-1 and Annex A-2, respectively. We urge you to read these documents in their entirety. The merger agreement and the first amendment thereto have been included to provide you with information regarding their terms and have been publicly filed with the Securities and Exchange Commission. These documents are not intended to provide any other factual information about Alltel, Spinco, Valor or the combined company following completion of the merger. Such information can be found elsewhere in this proxy statement/ prospectus-information statement.
      The merger agreement, as amended, contains representations and warranties Alltel, Spinco and Valor made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Alltel, Spinco and Valor have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Alltel and Valor’s general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures. We do not believe that the disclosure schedules contain information securities laws require us to publicly disclose other than information that has already been so disclosed.
Amendment No. 1 to the Merger Agreement
      On May 18, 2006, Alltel, Spinco and Valor entered into the first amendment to the merger agreement to change the form of amended and restated certificate of incorporation that would serve as the charter for the surviving corporation. The form had originally contemplated a classified board being implemented and the authorized common stock of the surviving corporation being increased to 2,000,000,000 shares. The first amendment deleted the provision regarding the classified board of directors and lowered the increase in authorized shares of common stock from 2,000,000,000 to 1,000,000,000.
The Merger
      Under the merger agreement and in accordance with Delaware law, Spinco will merge with and into Valor. As a result of the merger, the separate corporate existence of Spinco will terminate and Valor will continue as the surviving corporation. For ease of reference, throughout this proxy statement/prospectus information statement we will refer to Windstream Corporation, the new company formed by the merger of Valor and Spinco as “Windstream.”
Effective Time
      The merger will become effective at the time of filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as Alltel, Spinco and Valor may agree. The closing date of the merger will be a date to be specified by the parties which will be not later than two business days after the satisfaction or waiver of the conditions precedent to the merger.
Merger Consideration
      The merger agreement provides that Valor will issue in the aggregate to holders of Alltel common stock a number of Valor shares equal to (a) the number of Valor shares outstanding as the effective time of the merger multiplied by (b) 5.667, which we refer as the “aggregate merger consideration.” Each share of Spinco common stock which Alltel stockholders will be entitled to receive in the distribution will be converted into the right to receive a number of Valor shares equal to (x) the aggregate merger consideration, divided by (y) the number of Spinco shares outstanding as the effective time of the merger. The calculation of the merger consideration as set forth in the merger agreement will result in Alltel’s stockholders collectively holding approximately 85% of the outstanding equity interests of Windstream immediately after the merger and the stockholders of Valor collectively holding the remaining approximately 15% of such equity interests.
Distribution of Per Share Merger Consideration
      Prior to the effective time of the merger, Valor will deposit with the distribution agent certificates or book-entry authorizations representing the shares of Valor common stock for the benefit of the Alltel stockholders entitled to receive shares of Spinco common stock in the distribution. Each such Alltel stockholder will be entitled to receive the number of whole shares of Valor common stock (in lieu of the shares of Spinco common stock otherwise distributable to such stockholder) that such stockholder has the right to receive pursuant to the merger agreement. Immediately following the merger, the distribution agent will distribute these shares of Valor common stock to such persons.
Treatment of Fractional Shares
      No fractional shares of Valor common stock will be issued pursuant to the merger. Alltel stockholders otherwise entitled to receive fractional shares will instead be entitled to receive an amount in cash equal to (x) the closing sale price per share of Valor common stock on the NYSE on the business day preceding the merger, multiplied by (y) the fraction of a share of Valor common stock to which such stockholder would otherwise have been entitled. Alternatively, Valor has the option of instructing the distribution agent to aggregate all fractional shares of Valor common stock, sell such shares in the public market and distribute to holders of Alltel common stock, who otherwise would have been entitled to such fractional shares, a pro rata portion of the proceeds of such sale.
Officers and Directors of Windstream
      The parties to the merger agreement have agreed that, following the merger, Jeffery R. Gardner, who recently served as Executive Vice President — Chief Financial Officer of Alltel, will serve as the Chief Executive Officer of Windstream, and Francis X. Frantz, who recently served as the Executive Vice President — External Affairs, General Counsel and Secretary of Alltel will serve as Chairman of the Board of Directors of Windstream.
      The merger agreement also provides that following the merger, the Board of Directors of Windstream will consist of the following nine members: Messrs. Frantz and Gardner, six directors to be designated by Alltel and one director to be designated by Valor, with a majority of the board being “independent” within the meaning of the NYSE’s rules.
Stockholders Meeting
      Under the terms of the merger agreement, Valor agreed to call a special meeting of its stockholders for the purpose of voting upon the adoption of the merger agreement, the increase of the authorized number of shares of Valor’s common stock pursuant to the merger, and the issuance of shares pursuant to the merger and any related matters. Valor will satisfy this merger agreement requirement by asking its stockholders to vote on these matters at its annual stockholder meeting that will take place on Tuesday, June 27, 2006. Valor also agreed to deliver this proxy statement/ prospectus-information statement to its stockholders in accordance with applicable law and its organizational documents.

      In addition, subject to certain exceptions as described herein (see “The Merger Agreement — No Solicitation” on page [ •  ]) the Board of Directors of Valor is obligated to recommend that Valor’s stockholders adopt the merger agreement and include such recommendation in this proxy statement/prospectus-information statement.
Related Transactions
      The merger agreement provides that Alltel and Spinco must take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable that are required to consummate and make effective the contribution transaction and the distribution transaction in accordance with the terms of the distribution agreement. Also, under the terms of the merger agreement, Alltel and Spinco agreed to each execute at or prior to the merger the Tax Sharing Agreement, the Transition Services Agreement and the Employee Benefits Agreement, as well as the Distribution Agreement and all other agreements, if any, required in connection with the contribution transaction and the distribution transaction.
Financing
      The merger agreement provides that Alltel and Spinco (and if requested, Valor) will use their respective reasonable best efforts to arrange financing as described in the merger agreement. See “Financing of Windstream” beginning on page [ •  ].
Corporate Offices
      After the merger, the location of the headquarters and principal executive offices of Windstream will be the executive offices of Spinco in Little Rock, Arkansas.
Representations and Warranties
      The merger agreement contains representations and warranties between Alltel and Spinco, on the one hand, and Valor, on the other. These representations and warranties, which are substantially reciprocal, relate to, among other things:

•	due organization, good standing and qualification;

•	capital structure;

•	authority to enter into the merger agreement (and the other agreements executed in connection therewith) and no conflicts with or violations of governance documents or laws;

•	documents filed with the SEC and financial statements;

•	absence of certain changes or events;

•	no material investigations or litigation;

•	compliance with applicable laws and possession of required licenses and regulatory approvals;

•	accuracy of information supplied for use in this proxy statement/ prospectus-information statement;

•	compliance with environmental laws;

•	tax matters;

•	employee benefit plan matters;

•	labor matters;

•	intellectual property matters;

•	communications regulatory matters;

•	material contracts;

•	title to real properties;

•	opinion of company financial advisors;

•	payment of fees to finders or brokers in connection with the merger;

•	approval by the Board of Directors; and

•	affiliate transactions.
      Valor has also made representations and warranties to Alltel and Spinco relating to the required vote of Valor stockholders to adopt the merger agreement, compensation payable to financial advisors, the inapplicability to the merger of state anti-takeover laws and filings with the Securities and Exchange Commission.
      Alltel has also made representations to Valor regarding Alltel’s capacity as a party to the merger agreement.
      Many of the representations and warranties contained in the merger agreement are subject to materiality qualifications, knowledge qualifications, or both, and none of the representations and warranties survive the effective time of the merger.
Conduct of Business Pending Closing
      Each of the parties has undertaken to perform certain covenants in the merger agreement and agreed to restrictions on its activities until the effective time of the merger. In general, Spinco and Valor are required to conduct their business in the ordinary course, to use all reasonable efforts to preserve their business organizations, to keep available the services of the current officers and other key employees and preserve their relationships with customers and suppliers with the intention that the ongoing businesses shall not be materially impaired. Each of Spinco and Valor have agreed to specific restrictions relating to the following:

•	declaring or paying dividends in respect of its capital stock; provided, Valor may, and intends to, continue paying quarterly dividends at an annual rate of $1.44 per share in accordance with its existing dividend policy until the transaction closes;

•	splitting, combining or reclassifying its capital stock or issuing securities in respect of, in lieu of or in substitution for its capital stock;

•	repurchasing, redeeming or otherwise acquiring its capital stock;

•	issuing, delivering, or selling any shares of its capital stock or any securities convertible into or exercisable for, or any right to acquire, capital stock;

•	making acquisitions of a substantial equity interest or material assets of another entity or selling, leasing, disposing of or otherwise encumber assets, other than inventory in the ordinary course of business consistent with past practice;

•	incurring debt, other than under existing agreements or in the ordinary course of business which is not material;

•	incurring any capital expenditures other than in the ordinary course of business consistent with past practice;

•	changing its accounting methods other than in accordance with accounting principles generally accepted in the United States;

•	making or rescinding any material tax elections or settling or compromising any material income tax liabilities, amending any material tax returns and changing any method of reporting income or deductions;

•	paying, discharging or satisfying any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice; and

•	taking or agreeing or committing to take any action that would result in any of such party’s representations and warranties set forth in the merger agreement or the other transaction agreements being or becoming untrue or in any of the conditions set forth in merger agreement not being satisfied at the effective time of the merger.

      In addition, Valor agreed to additional restrictions relating to the following:

•	amending its organizational documents in any manner that would prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement;

•	compensation and benefit matters with respect to directors, officers and employees;

•	establishing, adopting, entering into, terminating or amending any collective bargaining agreement;

•	complete or partial liquidation or dissolution of Valor or any of its subsidiaries;

•	entering into or amending agreements or arrangements with related parties; and

•	modifying, amending, terminating, renewing or failing to use reasonable best efforts to renew any material contract or waiving, releasing or assigning any material rights or claims except in the ordinary course of business consistent with past practice.
      Alltel has also agreed to cause Spinco to adhere to the covenants listed above.
      Each party has also agreed to use its reasonable best efforts to cause the spin-off or merger to qualify as generally tax-free transactions.
Proxy Materials
      The parties agreed to prepare this proxy statement/ prospectus-information statement and the Registration Statement on Form S-4 of which it is a part, and to file them with the SEC and use all reasonable efforts to have the proxy statement cleared by the SEC and the registration statement declared effective by the SEC. Valor is required under the terms of the merger agreement to mail this proxy statement/ prospectus-information statement to its stockholders as promptly as practicable after the registration statement was declared effective.
      Valor has agreed to make application to the NYSE for the listing of the shares of its common stock to be issued in connection with the merger and use all reasonable best efforts to cause such shares to be approved for listing.
Reasonable Best Efforts
      The merger agreement provides that each party to the merger agreement, subject to customary limitations, will use its reasonable best efforts to take promptly all actions and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws and regulations to consummate the merger and the transactions contemplated by the merger agreement. Such actions include, without limitation:

•	the obtaining of all necessary actions or non-actions, waivers, consents, and approvals;

•	the making of all necessary registrations and filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	the filing of all applications necessary to obtain state public service, or public utility commissions, and FCC consent to the transfer of control of certain licenses held by Spinco;

•	the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority; and

•	the defending of any lawsuits or other legal proceedings.
      Alltel, Spinco and Valor also agreed to use all reasonable efforts to resolve any objections or challenges from a regulatory authority.

Employee Matters
      The merger agreement provides that, as of the closing of the merger, Windstream will continue to employ all of the employees of Spinco, except that the merger agreement does not require Windstream to retain such employees for any specific length of time. Subject to certain exceptions, Windstream is obligated to cause such employees to receive substantially the same level of benefits, in the aggregate, as provided under Spinco’s employee benefit plans for a period of one year after the merger and to cause each such employee to be credited with service under the applicable benefit plans for all service earned with Spinco or Alltel, so long as such recognition will not result in duplicative benefits.
      In addition, Windstream is obligated to assume, honor and discharge when due all liabilities of Spinco associated with such employees and to issue to such employees restricted shares of common stock of Windstream in such amounts, and on such terms and conditions as set forth in the Employee Benefits Agreement (see “Additional Agreements Related To The Spin-Off And The Merger — Employee Benefits Agreement”), at or as soon as practicable after the effective time of the merger. The merger agreement authorizes up to 2.8 million restricted shares of Valor common stock to be awarded. The restrictions on such shares will lapse on a date to be determined by the Board of Directors of Windstream.
No Solicitation
      The merger agreement contains detailed provisions restricting Valor’s ability to seek an alternative transaction. Under these provisions, Valor agrees that it and its subsidiaries will not, and will use reasonable best efforts to ensure that its and its subsidiaries’ officers, directors, employees and agents do not, directly or indirectly:

•	knowingly solicit, initiate or encourage any inquiry or proposal that constitutes or could reasonably be expected to lead to an acquisition proposal;

•	provide any non-public information or data to any person relating to or in connection with an acquisition proposal, engage in any discussions or negotiations concerning an acquisition proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

•	approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any acquisition proposal; or

•	approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal.
      Valor also agreed to cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any acquisition proposal.
      The merger agreement provides that the term “acquisition proposal” means any proposal regarding:

•	any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving Valor or any of its significant subsidiaries;

•	any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of Valor’s subsidiaries) of Valor and its subsidiaries, taken as a whole, constituting 15% or more of the total consolidated assets of Valor and its subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of Valor and its subsidiaries, taken as a whole, in any one transaction or in a series of transactions;

•	any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any person involving 15% or more of the outstanding shares of Valor common stock; or

•	any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement or the other agreements executed in connection therewith.

      The merger agreement does not prevent Valor or its Board of Directors from engaging in any discussions or negotiations with, or providing any non-public information to, any person in response to an unsolicited bona fide superior proposal or acquisition proposal that the Valor board concludes in good faith could lead to a superior proposal. However, Valor or its Board of Directors may take such actions only if and to the extent that:

•	Valor stockholders have not yet adopted and approved the merger agreement;

•	the Valor board, after consulting with its legal advisors, determines in good faith, that failure to take such action would be a breach of its fiduciary duties to stockholders under applicable laws;

•	before approving or recommending a proposal or terminating the merger agreement, the Valor board has provided Alltel with at least three business days’ notice of such action;

•	before providing any information or data to any person in connection with an acquisition proposal by that person, Valor’s Board of Directors receives from that person an executed confidentiality agreement with terms substantially the same as those contained in the confidentiality agreement between Alltel and Valor; and

•	before providing any non-public information or data to any person or entering into discussions with any person, Valor’s Board of Directors promptly notifies Alltel of any such inquiry, proposal or offer received from, any information requested by, or any discussions or negotiations sought to be initiated or continued with, that person and identifies the material terms and conditions of the acquisition proposal and the identity of the person making such acquisition proposal.
      The merger agreement provides that the term “superior proposal” means any proposal or offer made by a third party to acquire, directly or indirectly, by merger, consolidation or otherwise, for consideration consisting of cash and/or securities, at least a majority of the shares of Valor’s common stock then outstanding or all or substantially all of the assets of Valor and its subsidiaries and otherwise on terms which the Valor Board of Directors (after consultation with its legal and financial advisors) determines in its good faith judgment to be more favorable to its stockholders than the merger.
      The Board of Directors of Valor may withdraw its recommendation that Valor stockholders adopt the merger agreement and approve the merger upon three business days’ written notice to Alltel if, after consulting with its legal advisors, it concludes in good faith that failure to take such action would be a breach of its fiduciary duties to stockholders under applicable laws.
      In addition, the merger agreement does not prevent Valor or its Board of Directors from disclosing to its stockholders a position with respect to a tender offer as required by law. However, neither Valor nor its Board of Directors is permitted to approve or recommend, or propose publicly to approve or recommend, an acquisition proposal unless it has first terminated the merger agreement and has otherwise complied with the provisions thereof (including, without limitation, payment to Alltel of the termination fee).
Insurance and Indemnification
      Under the terms of the merger agreement, the parties agreed that all rights to indemnification as provided in Spinco and Valor’s respective certificate of incorporation or bylaws in favor of persons who are or were directors, officers or employees of such companies will survive for a period of six years following the merger. The parties also agreed that for a period of six years following the merger, Windstream will indemnify the current and former directors, officers or employees of Spinco and Valor to the fullest extent permitted by applicable law. The merger agreement further requires that, for six years following the effective time of the merger, subject to certain limitations, Windstream will maintain coverage under a director and officer liability insurance policy, with respect to claims arising from facts or events that occurred on or before the effective time of the merger, at a level at least equal to that which Alltel is maintaining prior to the merger, except that Windstream will not be required to pay an annual premium for such insurance in excess of $2,000,000.

Amendment of Company Securityholders Agreement
      Valor has agreed to use its reasonable best efforts to cause the Securityholders Agreement, dated as of February 14, 2005, by and among Valor and Welsh, Carson, Anderson & Stowe and certain individuals affiliated therewith (which we collectively refer to as “WCAS”), Vestar Capital Partners and certain individuals affiliated therewith (which we collectively refer to as “Vestar”), and certain of other stockholders of Valor, to be amended effective as of the effective time of the merger, which will provide that, among other things, following the merger:

•	WCAS will agree not to sell, transfer or otherwise dispose of Valor shares for a period of 90 days after consummation of the merger;

•	Windstream will file and use reasonable best efforts to have declared effective an “evergreen” shelf registration statement permitting sales of securities of Windstream by WCAS and Vestar as soon as practicable after consummation of the merger (provided that WCAS will not be able to sell shares of Windstream prior to the expiration of the lock-up referred to above) which will remain effective until each of WCAS and Vestar can sell all of its Windstream securities under Securities Act Rule 144 without volume limitations;

•	if requested by the holders of at least 50% of the outstanding registrable securities (initially held by WCAS, Vestar and their respective affiliates), Valor will conduct one underwritten offering, including management participation in road shows and similar customary obligations (underwriters to be selected by Valor); and

•	WCAS and Vestar will have customary piggyback registration rights in connection with any registration by Valor of sales of its equity securities (other than on Forms S-4 or S-8), whether for Valor’s own account or for the benefit of one or more stockholders exercising demand registration rights.
Dividend Policy of Windstream
      The merger agreement provides that the initial dividend policy of Windstream (which may be changed at any time by Windstream’s Board of Directors) will provide for the payment, subject to applicable law, of regular quarterly dividends on each issued and outstanding share of common stock of $0.25 per share. See “The Transactions — Dividend Policy.”
Conditions to the Completion of the Merger
      The respective obligations of Valor, Alltel and Spinco to complete the merger are subject to the satisfaction or waiver of various conditions, including:

•	the completion of the spin-off transaction in accordance with the terms of the merger agreement and the distribution agreement;

•	the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Act and receipt of certain other approvals as set forth in the merger agreement;

•	receipt of the requisite consents of regulators in the telecommunications industry;

•	the effectiveness of the registration statement of which this proxy statement/ prospectus-information statement is a part;

•	the approval for listing on the New York Stock Exchange of the Valor common stock to be issued pursuant to the spin-off and the merger;

•	the approval of the holders of a majority in voting power of all outstanding shares of Valor common stock at the annual meeting, in accordance with applicable law and the rules, and regulations of the New York Stock Exchange;

•	the completion of the financing of the transaction;

•	receipt by Alltel and Spinco (and, to the extent applicable, Valor) of the requisite IRS rulings regarding the spin-off and the merger;

•	receipt by Alltel of a legal opinion from Alltel’s counsel to the effect that the spin-off will qualify as tax-free to Alltel, Spinco and the stockholders of Alltel under Section 355 and related provisions of the Code, which opinion will rely on the IRS rulings as to matters covered by the rulings;

•	receipt by each of Alltel and Spinco, on the one hand, and Valor, on the other hand, of a legal opinion stating that the merger will constitute a reorganization under Section 368(a) of the Code;

•	receipt by the boards of directors of Alltel, Spinco and Valor of customary “solvency” and “surplus” opinions of a nationally recognized investment banking or appraisal firm in form and substance reasonably satisfactory to such boards and, to the extent relating to Spinco, reasonably satisfactory to Valor; and

•	the absence of any statute, rule, regulation, order or injunction having the effect of restraining, enjoining or prohibiting the contribution transaction, the distribution transaction or the merger or imposing any restrictions or requirements thereon or on Alltel, Spinco or Valor that would reasonably be expected to have a material adverse effect on Alltel or Windstream following the merger.
      Alltel and Spinco’s obligations to complete the merger are also subject to the satisfaction or waiver of the following additional conditions:

•	performance by Valor, in all material respects, of all its obligations and compliance by Valor, in all material respects, with all covenants required by the merger agreement, as certified in writing by a senior officer of Valor;

•	the accuracy of Valor’s representations and warranties set forth in the merger agreement (subject to certain exceptions), without any qualification as to materiality or material adverse effect set forth therein, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Valor and its subsidiaries, as certified in writing by a senior officer of Valor;

•	the absence of any event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a material adverse effect on Valor, except as previously disclosed; and

•	delivery of evidence, in form and substance reasonably satisfactory to Alltel and Spinco, demonstrating that Valor’s securityholders agreement has been amended in accordance with the merger agreement.
      Valor’s obligation to complete the merger is also subject to the satisfaction or waiver of the following additional conditions:

•	performance by Alltel and Spinco, in all material respects, of all their respective obligations and compliance by Alltel and Spinco, in all material respects, with all covenants required by the merger agreement, as certified in writing by a senior officer of each of Alltel and Spinco;

•	the accuracy of Alltel and Spinco’s representations and warranties set forth in the merger agreement (subject to certain exceptions), without any qualification as to materiality or material adverse effect set forth therein, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Alltel and Spinco and their subsidiaries, as certified in writing by a senior officer of each of Alltel and Spinco;

•	execution by Spinco and Alltel of the Tax Sharing Agreement, the Employee Benefits Agreement, the Shared Contracts Agreement, the Shared Assets Agreement, the Distribution Agreement and the Transition Services Agreement;

•	the absence of any event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a material adverse effect on each of Alltel and Spinco, except as previously disclosed; and

•	delivery by Spinco of an affidavit, dated as of the closing date, in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b) of the Code.
Termination
      The merger agreement may be terminated by the mutual written consent of Alltel, Spinco and Valor. Additionally, either Alltel, Spinco or Valor may terminate the merger agreement if:

•	the merger is not consummated by December 8, 2006 through no fault of the party seeking to terminate the merger agreement;

•	there are final, non-appealable legal restraints preventing the merger and the party seeking to terminate the merger agreement has used all reasonable best efforts to remove such legal restraints; or

•	the requisite Valor stockholder approval shall have failed to be obtained at the stockholders’ meeting, except that Valor will not be permitted to terminate the merger agreement because of the failure to obtain the stockholder approval if such failure was caused by (i) Valor’s actions or inactions that constitute a material breach of the merger agreement or (ii) a material breach of the voting agreement by any party thereto other than Spinco.
      Either Alltel or Spinco may terminate the merger agreement at any time prior to the merger if:

•	Valor has breached or failed to perform in any material respect a representation, warranty, covenant or agreement contained in the merger agreement, resulting in a failure of a condition to Valor’s obligation to effect the merger, and such breach cannot be cured by December 8, 2006;

•	the Board of Directors of Valor withdraws or modifies its approval or recommendation of the merger or the merger agreement or approves or recommends (or approves to recommend) to the Valor stockholders an acquisition proposal; or

•	Valor fails to call and hold stockholders’ meeting within sixty (60) days after the effectiveness of the registration statement to which this proxy statement/ prospectus-information statement is a part.
      Valor may terminate the merger agreement at any time prior to the merger if:

•	either Alltel or Spinco breached or failed to perform in any material respect a representation, warranty, covenant or agreement contained in the merger agreement, resulting in a failure of a condition to the Alltel or Spinco’s obligations to effect the merger, and such breach cannot be cured by December 8, 2006; or

•	the Valor Board of Directors determines in good faith that an acquisition proposal constitutes a superior proposal and (i) Valor notifies Alltel of the acquisition proposal in accordance with the merger agreement, (ii) simultaneously with terminating the merger agreement Valor enters into a definitive agreement to effect the superior proposal, and (iii) Valor pays to Alltel the termination fee described below.
Termination Fee Payable in Certain Circumstances
      Valor has agreed to pay Alltel a termination fee of $35 million in the event that:

•	Valor terminates the merger agreement because its Board of Directors determines in good faith that an acquisition proposal constitutes a superior proposal;

•	Alltel and Spinco terminate the merger agreement because the Board of Directors of Valor withdraws or modifies its approval or recommendation of the merger or recommends an acquisition proposal to the Valor stockholders; or

•	any person makes an acquisition proposal and thereafter the merger agreement is terminated (i) by Valor, Alltel or Spinco because either the merger is not consummated by December 8, 2006 or if the requisite Valor stockholder approval shall have failed to be obtained, or (ii) by Alltel or Spinco because Valor fails to call and hold stockholders’ meeting within sixty (60) days after the effectiveness of the registration statement to which this proxy statement/ prospectus-information statement is a part, and, in each of the following cases, within twelve (12) months after the termination of the merger agreement:

•	Valor is acquired by any merger, business combination or other similar transaction;

•	Valor disposes of 15% or more of the total consolidated assets of Valor and its subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of Valor and its subsidiaries, taken as a whole;

•	any person or entity acquires 15% or more of the outstanding shares of Valor common stock;

•	any other substantially similar transaction that would reasonably be expected to prevent or materially impair or delay the consummation of merger is consummated; or

•	Valor enters into a definitive agreement with respect to the foregoing.
      Alltel has agreed to pay Valor a termination fee of $35 million in the event that:

•	Alltel and Spinco or Valor terminates the merger agreement because the meprger is not consummated by December 8, 2006 and at the time of such termination, all of the conditions to the transactions in the merger agreement have been satisfied other than such conditions which by their terms are intended to be satisfied contemporaneously with the closing or such condition regarding the completion of the financing of the transaction; or

•	Valor terminates the merger agreement because either Alltel or Spinco breached or failed to perform in any material respect a representation, warranty, covenant or agreement contained in the merger agreement, resulting in a failure of the conditions to the Alltel or Spinco’s obligations regarding the completion of the financing of the transaction, and such breach cannot be cured by December 8, 2006.
      In addition, Alltel has agreed to pay Valor a termination fee of $20 million in the event that:

•	Alltel and Spinco or Valor terminates the merger agreement because the merger is not consummated by December 8, 2006 and at the time of such termination, all of the conditions to the transactions in the merger agreement have been satisfied other than such conditions which by their terms are intended to be satisfied contemporaneously with the closing or such conditions regarding:

•	the receipt by Alltel and Spinco (and, to the extent applicable, Valor) of the requisite Internal Revenue Service rulings relating to the spin-off and the merger and the receipt by Alltel of a legal opinion from its counsel to the effect that the spin-off will be tax-free to Alltel, Spinco and the stockholders of Alltel under Section 355 and related provisions of the Code; or

•	the receipt by each of Alltel and Spinco, on the one hand, and Valor, on the other hand, of a legal opinion stating that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code; or

•	Valor terminates the merger agreement because either Alltel or Spinco breached or failed to perform in any material respect a representation, warranty, covenant or agreement contained in the merger agreement, resulting in a failure of the two conditions to the Alltel or Spinco’s obligations listed immediately above, and such breach cannot be cured by December 8, 2006.
Indemnification
      Under the merger agreement, Windstream is obligated to indemnify Alltel and its affiliates against all losses and expenses arising out of any untrue statement or alleged untrue statement of a material fact contained in this proxy statement/ prospectus-information statement, or the registration statement to which it is part, or any omission or alleged omission to state a material fact necessary to make the statements contained herein or therein not misleading. Windstream is not responsible, however, for information provided by Alltel as to itself and its subsidiaries, including Spinco.

      The merger agreement also provides that Alltel will indemnify Windstream and its affiliates against all losses and expenses arising out any untrue statement or alleged untrue statement of a material fact contained in this proxy statement/ prospectus-information statement, or the registration statement to which it is part, or any omission or alleged omission to state a material fact necessary to make the statements contained herein or therein not misleading, but only with respect to information provided by Alltel as to itself and its subsidiaries, including Spinco.
Amendments
      The merger agreement may be amended by the parties at any time before or after approval by Valor stockholders, provided that, after approval by Valor stockholders, no amendment which by law or under the rules of any stock exchange or automated inter-dealer quotation system requires further stockholder approval may be made to the merger agreement without obtaining such further approval. All amendments to the merger agreement must be in writing and signed by each party.
Expenses
      The merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, the merger and the transactions contemplated by the merger agreement, whether or not the merger is completed, except that if the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the transactions contemplated by the merger agreement will be paid by Windstream, including all underwriter’s or placement agent’s discounts, fees and expenses associated with the financing of Spinco and the debt exchange, and all broker, finder and similar advisory fees incurred by Alltel or Spinco in connection with the transactions contemplated by the merger agreement and the distribution agreement, subject to a cap on such fees.
Tax Matters
      The merger agreement contains certain additional representations, warranties, covenants and indemnification provisions relating to the preservation of the tax-free status of (i) the contributions by Alltel to Spinco, (ii) the receipt by Alltel of the special dividend and the Spinco debt securities, (iii) the exchange of the Spinco debt securities for Alltel debt, (iv) the distribution of Spinco stock to the stockholders of Alltel and (v) the merger of Spinco and Valor (which the merger agreement refers to collectively as the tax-free status of the transactions). In particular, Spinco, Alltel and Valor each represented that it would examine all of the tax materials prepared in connection with obtaining the required tax rulings from the IRS and the required opinions of Alltel’s and Valor’s tax counsel, as well as the actual tax rulings and opinions, and that the facts and representations made in those rulings, opinions and other tax materials as to itself are or will be correct and complete in all material respects. In addition, Valor made further representations and warranties to Alltel and Spinco regarding the ownership of equity interests in Alltel by Valor and by certain controlling stockholders of Valor.
      Valor also agreed to certain limitations on its and Windstream’s future activities that restrict its ability to take actions that would jeopardize the tax-free status of the transactions (which actions the merger agreement refers to as “disqualifying actions”), and require it to take certain other actions in order to preserve the tax-free status of the transactions, including:

•	generally, not taking, or permitting any of its subsidiaries to take, any disqualifying action, provided that a disqualifying action would not include (i) an action taken pursuant to the terms of the transaction agreements, (ii) an action that would not have caused the tax-free status of the transactions to be lost, but for an action taken by Alltel or (iii) an action taken by Spinco prior to the distribution or taken solely to mitigate the adverse effects on the tax-free status of the transactions of an action taken by Spinco prior to the distribution;

•	generally, for two years after the distribution, not taking, or permitting any of its subsidiaries to take, an action that might be a disqualifying action, without receiving the prior determination of Alltel that the action would not jeopardize the tax-free status of the transactions;

•	for two years after the distribution, not entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction involving the acquisition of Windstream stock or the issuance of shares of Windstream stock, or options to acquire or other rights in respect of such stock, in excess of a permitted basket of 71,130,989 shares (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications and similar transactions), unless, generally, the shares are issued to qualifying Windstream employees or retirement plans, each in accordance with “safe harbors” under regulations issued by the IRS;

•	for two years after the distribution, not repurchasing Windstream shares, except to the extent consistent with guidance issued by the IRS;

•	for two years after the distribution, causing certain wholly-owned subsidiaries that were wholly-owned subsidiaries of Spinco at the time of the distribution to continue the active conduct of the Spinco business to the extent so conducted by those subsidiaries immediately prior to the distribution;

•	for two years after the distribution, not voluntarily dissolving, liquidating, merging or consolidating with any other person, unless (i) Windstream is the survivor of the merger or consolidation or (ii) prior to undertaking such action, Alltel has delivered a written determination to Windstream that such action would not jeopardize the tax-free status of the transactions.
Nevertheless, Windstream will be permitted to take any of the actions described above in the event that the IRS has granted a favorable ruling to Alltel or Windstream as to the effect of such action on the tax-free status of the transactions.
      Valor and Spinco, on the one hand, and Alltel, on the other hand, agreed that, subject to redaction, each would furnish the other with a copy of any relevant documents delivered to the IRS. In addition, Valor agreed to take actions reasonably requested by Alltel intended to mitigate the effects of a breach by Spinco prior to the distribution date of a tax-related representation or covenant, provided that (i) Alltel would indemnify Valor for all reasonable costs and expenses of taking such actions and (ii) any such action did not and would not adversely impact in any material respect the business, operations or financial condition of Valor or any of its subsidiaries or divisions.
      To the extent that the tax-free status of the transactions is lost because of a disqualifying action taken by Windstream or any of its subsidiaries after the distribution date, Windstream will be obligated to indemnify, defend and hold harmless Alltel and its subsidiaries (or any successor to any of them) from and against any and all tax-related losses incurred by Alltel. “Tax related losses” include not only taxes, as finally determined by the IRS, but also accounting, legal and other professional fees and court costs incurred in connection with such taxes, costs and expenses that resulted from adverse tax consequences to Alltel or Alltel stockholders, and any taxes imposed on the receipt of the indemnification payments.
      Nevertheless, Windstream will not be obligated to indemnify Alltel as described above, if:

•	Alltel had delivered to Windstream a written determination that a potential disqualifying action would not jeopardize the tax-free status of the transactions (except to the extent that a disqualifying action resulted from the inaccuracy, incorrectness or incompleteness of any representation provided by Windstream to Alltel in respect of that determination);

•	the tax-related loss arose in respect of any action or transaction that was permitted to be taken without the consent of Alltel pursuant to the limitations described in the third preceding paragraph (except to the extent that, in the case of an action permitted pursuant to an IRS ruling, a disqualifying action resulted from the inaccuracy, incorrectness or incompleteness of any representation provided by Windstream to the IRS in connection with such ruling);

•	the tax-related loss arose in respect of any item of income, gain, deduction or loss that resulted from Alltel’s preliminary internal restructuring or that was attributable, under certain provisions of the Code, to a predecessor of Alltel or Spinco; or

•	the tax-related loss arose from the recognition of taxable income or gain by Alltel or any Alltel affiliate on the distribution, as a result of any deemed sale of Spinco stock by Alltel attributable to such stock being treated for federal income tax purposes as not having been distributed to Alltel’s stockholders or any failure by Alltel to distribute an amount of Spinco stock constituting “control” of Spinco within the meaning of Section 368(c) of the Code as a result of such a deemed sale.
      Alltel agreed to terminate as of the distribution date any and all existing tax sharing agreements and tax practices between Alltel or any subsidiary, other than Spinco or any Spinco subsidiary, on the one hand, and Spinco or any Spinco subsidiary, on the other hand.
      The merger agreement provides that Alltel and Windstream will jointly control and cooperate on the defense of any third-party claim which could give rise to an indemnification payment by Windstream under the tax indemnity provisions of the merger agreement. Each party forfeited its control right if it made any public statement or filing, or took any action, materially inconsistent with any representation or warranty made by such party in the merger agreement or the tax materials. If either Alltel or Windstream failed to jointly defend any such claim, then the other party would solely defend such claim with the cooperation of the non-participating party, provided that Alltel could not compromise or settle any such claim without the prior written consent of Windstream. Each party agreed to pay its own costs and expenses incurred in defending any such claim.
THE DISTRIBUTION AGREEMENT
      The following is a summary of selected material provisions of the distribution agreement. This summary is qualified in its entirety by reference to the distribution agreement, which is incorporated by reference in its entirety and attached to this proxy statement/ prospectus-information statement as Annex B. We urge you to read the distribution agreement in its entirety. The distribution agreement has been included to provide you with information regarding its terms and has been publicly filed with the Securities and Exchange Commission. It is not intended to provide any other factual information about Alltel, Spinco or Valor. Such information can be found elsewhere in this proxy statement/ prospectus-information statement.
      The distribution agreement contains representations and warranties that Alltel and Spinco made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Alltel and Spinco have exchanged in connection with signing the distribution agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached distribution agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Alltel general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in Alltel’s public disclosures. We do not believe that the disclosure schedules contain information securities laws require us to publicly disclose other than information that has already been so disclosed.
General
      The distribution agreement between Alltel and Spinco provides for, among other things, the principal corporate transactions required to effect the proposed distribution of Spinco common stock to Alltel stockholders and certain other terms governing the relationship between Alltel and Spinco with respect to or in consequence of the spin-off transaction.
Preliminary Transactions
      Pursuant to the distribution agreement, Alltel will engage in a series of preliminary restructuring transactions to effect (i) the transfer to Spinco’s subsidiaries of all of the assets relating to Alltel’s wireline telecommunications business, including Alltel’s ILEC, CLEC and internet access operations, related marketing and sales operations, and other operations comprising what is referred to in Alltel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 as the Wireline Segment of Alltel, as well as all of Alltel’s directory publishing operations, telecommunication information services operations, product distribution operations (other than any such operations supporting Alltel’s wireless telecommunications business), network management services operations, and wireline long-distance services operations (other than the fiber backbone supporting those operations and the revenues attributable to Alltel’s wireless telecommunications business as a result of its use of the fiber backbone); and (ii) the transfer to Alltel’s subsidiaries of all assets not relating to such businesses.
      Following these preliminary restructuring transactions, and immediately prior to the effective time of the merger, Alltel will contribute all of the stock of the Spinco subsidiaries to Spinco in exchange for:

•	the issuance to Alltel of Spinco common stock to be distributed to the exchange agent for the benefit of Alltel’s stockholders pro rata in the spin-off,

•	the payment of a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco (which is estimated to equal approximately $2.275 billion), which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off, and

•	the distribution by Spinco to Alltel of certain Spinco debt securities, which Alltel intends to exchange for outstanding Alltel debt securities or otherwise transfer to Alltel’s creditors representing approximately $1.673 billion in debt reduction to Alltel.

Coordination of Asset Separation Transactions
      The separation of the assets and liabilities of the Spinco Business from Alltel’s remaining assets, as well as the terms of the various separation agreements and similar arrangements, between Alltel and Spinco will be subject to the review of a steering committee comprised of representatives designated by Alltel, Spinco and Valor. The Steering Committee will be comprised of up to two (2) designees selected by Alltel, up to two (2) designees selected by Spinco and up to two (2) designees selected by Valor, who shall be reasonably acceptable to Alltel and Spinco.
Spinco Financing
      The distribution agreement provides that, prior to the distribution, Spinco will consummate certain financing transactions pursuant to which Spinco will borrow approximately $3.978 billion through (1) a new senior secured credit agreements or the issuance of senior unsecured debt securities in an offering under Rule 144A, promulgated under the Securities Act of 1933, as amended, and (2) the distribution of the exchange notes to Alltel. All proceeds of the financing will be used to pay the consideration to be received by Alltel for the contribution (through payment of the special dividend and distribution of the exchange notes) and to pay related fees and expenses.
      Alltel has received a commitment letter from J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation to provide Spinco with up to $4.2 billion in senior secured credit facilities comprised of term loan facilities in an aggregate amount of up to $3.7 billion and a revolving credit facility of up to $500.0 million. For a more complete discussion of the financing of Windstream, see “Financing of Windstream” herein at page [ •  ].
Net Debt Adjustment
      The distribution agreement provides for an adjustment following completion of the merger to be paid by Alltel or Valor (as the surviving company in the merger), as the case may be, to the extent that the net indebtedness of Spinco following the merger is more or less than the sum of (x) $4.2 billion plus (y) any fees and expenses related to Spinco’s note offering and the distribution of the Spinco debt securities to Alltel (the sum of which we will refer to as Spinco’s “target indebtedness”). If the net indebtedness of Spinco following the merger exceeds the Spinco’s target indebtedness, Alltel is obligated to pay to Valor an amount equal to such excess. If the net indebtedness of Spinco following the merger is less than the Spinco’s target indebtedness, Valor will pay to Alltel an amount equal to such deficit. The amount, if any, of the debt adjustment will be determined within 90 days of the closing date.
      As a result of the transactions, Alltel will receive approximately $4.2 billion in cash proceeds and debt reduction through the special dividend, the distribution of the exchange notes and the assumption by Windstream on a consolidated basis of approximately $261 million in existing Spinco debt securities.
Covenants
      Each of Alltel and Spinco have agreed to take specified actions after the signing of the distribution agreement. These actions include the following:

•	immediately prior to the spin-off, all material contracts, licenses, agreements, commitments and other arrangements, formal and informal, between Alltel and its subsidiaries, on the one hand, and Spinco and its subsidiaries, on the other hand, will be terminated (except as contemplated by the other agreements executed in connection with the transactions);

•	immediately prior to the spin-off, all intercompany cash management loan balances between Alltel and its subsidiaries, on one hand, and Spinco and its subsidiaries, on the other hand, will be canceled;

•	no longer using any material showing, or otherwise representing to any third party, any affiliation or connection between Alltel and Spinco after the spin-off, other than in filings, reports and other documents required by applicable law or regulations of securities exchanges to be filed or made publicly available; and

•	entering into the Employee Benefits Agreement, the Merger Agreement, the Tax Sharing Agreement, the Shared Assets Agreement, the Shared Contracts Agreement, and the Transition Services Agreement (see “Additional Agreements Related To The Spin-Off And The Merger” on page [ • ]).
Conditions to the Completion of the Spin-Off
      The distribution agreement provides that the distribution of Spinco common stock will occur only if each condition to obligations of Alltel and Spinco to consummate the merger shall have been fulfilled or waived by Alltel (except for the consummation of the contribution transaction and the spin-off) (see “The Merger Agreement — Conditions to the Completion of the Merger” on page [ •  ]).
Subsequent Transfers
      In the event that following the spin-off Alltel becomes aware that it possesses any assets that should have been transferred to Spinco, Alltel will hold such asset in trust and cause the prompt transfer of such assets, rights or properties to Spinco.
Mutual Release; Indemnification
      Mutual Release of Pre-Closing Claims. Spinco and Alltel have each agreed to release the other from any and all claims that it may have against the other party which arise out of or relate to events, circumstances or actions taken by the other party occurring or failing to occur or any conditions existing at or prior to the time of the spin-off. The mutual release is subject to specified exceptions set forth in the distribution agreement. The specified exceptions include:

•	any liability assumed, transferred, assigned or allocated to Spinco or to Alltel in accordance with, or any other liability of either of them under, the merger agreement or any other transaction agreements or any contracts contemplated thereby;

•	the ability of a party to enforce its rights under the merger agreement or any other transaction agreements or any contracts contemplated thereby; or

•	any liability the release of which would result in the release of any person other than Spinco, Alltel or their respective subsidiaries.
      Indemnification by Spinco. Except as otherwise provided in transaction agreements executed in connection with the merger, Spinco is obligated to indemnify, defend and hold harmless Alltel from and against all losses arising out of or due to the failure of Spinco:

•	to pay or satisfy:

•	any liability of Alltel or any of its subsidiaries (including Spinco and its subsidiaries) primarily relating to or arising from the business of Spinco, including the liabilities set forth on the audited balance sheet of Spinco prepared in accordance with the distribution agreement or arising after the date thereof;

•	any liability of Spinco under the transaction agreements executed in connection with the merger;

•	any liability to be transferred to Spinco or a Spinco subsidiary in connection with a benefit and compensation plan, in accordance with the employee benefits agreement; or

•	any liability or obligation arising in connection with or related to the assets transferred to Spinco by Alltel in accordance with the distribution agreement; or

•	to perform any of its obligations under the distribution agreement.
      Indemnification by Alltel. Except as otherwise provided in the transaction agreements executed in connection with the merger, Alltel is obligated to indemnify, defend and hold harmless Spinco from and against all losses arising out of or due to the failure of Alltel:

•	to pay or satisfy any liability of Alltel or any of its subsidiaries, including the liabilities of Alltel under the transaction agreements executed in connection with the merger, in each case, other than the liabilities of Spinco thereunder; or

•	to transfer to Spinco all of the assets transferred or to be transferred to Spinco pursuant to the distribution agreement, or

•	to perform any of its obligations under the distribution agreement.
      The indemnification provisions set forth in the distribution agreement do not apply to any indemnification or other claims relating to taxes. Instead, these indemnification obligations are covered in the tax sharing agreement. See “Additional Agreements Related To The Spin-Off And The Merger — The Tax Sharing Agreement” beginning on page [ •  ].
Insurance
      Following the spin-off, Spinco will be responsible for obtaining and maintaining its own insurance coverage and will no longer be an insured party under Alltel insurance policies, except that Spinco will have the right to assert claims for any liability with respect to the Spinco business under shared policies with third party insurers which are “occurrence basis” policies arising out of incidents occurring from the date coverage commenced until the time of the spin-off. Spinco will have similar rights under “claims made” policies arising out of incidents occurring from the date of coverage until the time of the spin-off, so long as the claim is properly asserted to the insurer prior to the spin-off.
Non-Solicitation of Employees
      Under the terms of the distribution agreement, Alltel and Spinco each agree not to solicit, recruit or hire any employee of the other for a period of twelve months following the date of the spin-off or until three months after the employee’s employment with the respective company terminates, whichever occurs first. These restrictions do not apply to general recruiting efforts carried out through a public or general solicitation.
Expenses
      Under the terms of the distribution agreement, whether or not the distribution is consummated, the costs and expenses incurred by Alltel or Spinco in connection with the distribution agreement, the preliminary restructuring contemplated thereby, the contribution, the special dividend, the debt exchange, the financing Spinco and the merger (including (i) all underwriter’s discounts, fees and expenses, and (ii) all broker, finder and similar advisory fees incurred by Alltel or Spinco in connection with the transactions contemplated by the distribution agreement and the merger agreement) will be paid by Spinco, except that, in the event the aggregate amount of all such expenses exceeds $115.0 million less the amount by which the principal amount of any indebtedness of Spinco following the merger exceeds Spinco’s target indebtedness, Alltel will pay such excess expenses.
      Spinco is not responsible for any expenses of Valor’s legal, accounting, financial and other advisors or any costs of refinancing the Valor’s outstanding indebtedness or any other costs incurred by Valor in connection with the transactions contemplated by the distribution agreement or by the merger agreement, except that if the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the transactions contemplated by the merger agreement will be paid by Windstream.
Termination
      Following termination of the merger agreement, the distribution agreement may be terminated and the spin-off abandoned at any time prior to the spin-off by and in the sole discretion of the Board of Directors of Alltel. As long as the merger agreement is in effect, the distribution agreement may not be terminated.
THE VOTING AGREEMENT
      The following is a summary of selected provisions of the voting agreement. This summary is qualified in its entirety by reference to the voting agreement, which is incorporated by reference in its entirety and attached to this proxy statement/ prospectus-information statement as Annex C. We urge you to read the voting agreement in its entirety.
      Contemporaneously with entering into the merger agreement, Spinco entered into a voting agreement with certain holders of Valor common stock. All of the shares of Valor common stock beneficially owned by these stockholders are subject to the voting agreement. As of the record date for Valor’s annual meeting, these stockholders held 28,833,582 shares of Valor common stock, representing approximately 41% of the number of votes entitled to be cast.
      Each of the stockholders party to the voting agreement are obligated by the voting agreement to vote their shares in favor of the approval and adoption of the merger agreement and the merger. Unless Alltel and Spinco consent in writing to the contrary, these stockholders also are required by the voting agreement to vote against proposals of any third party relating to the merger of Valor or acquisition of 20% or more of the assets of Valor and its subsidiaries, taken as a whole, or 20% or more of the common stock of Valor. These stockholders also may not in any manner participate in a “solicitation” (as that term is used in the rules of the SEC) of proxies or similar rights to vote, or seek to advise or influence any person with respect to voting intended to facilitate any such alternative merger or acquisition or to cause Valor stockholders not to vote to approve and adopt the merger agreement. Further, these stockholders may not, directly or indirectly, enter into, solicit, or otherwise conduct any discussions or negotiations with, or respond to or provide any information to, anyone other than Alltel and Spinco relating to an “acquisition proposal” as defined in the merger agreement (see “The Merger Agreement — No Solicitation” on page [ •  ]). In addition, these stockholders may not enter into any other agreements the effect of which is inconsistent with the requirements listed in this paragraph.

      The stockholders party to the voting agreement are also obligated to cause the Securityholders Agreement, dated as of February 14, 2005, by and among Valor and certain of its stockholders, to be amended as set forth in the merger agreement.
      The voting agreement will terminate at any time upon notice by Alltel and Spinco to the stockholders noted above or upon the earlier of (i) the approval and adoption of the merger agreement, (ii) the failure of the Valor stockholders to vote to adopt and approve the merger and merger agreement at the stockholders meeting called for such purpose, (iii) amendment of the merger agreement in a manner that it materially disadvantageous to the stockholders party to the voting agreement without such stockholders’ consent, or (iv) the termination of the merger agreement.
      No stockholder who is or becomes during the term of the voting agreement a director or officer of Valor was deemed to make any agreement or understanding in the voting agreement in such stockholder’s capacity as a director or officer. Each such stockholder entered into the voting agreement solely in his or her capacity as the record holder or beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such stockholder’s shares and nothing in the voting agreement limits or affects any actions taken by such stockholder in his or her capacity as a director or officer of Valor.
ADDITIONAL AGREEMENTS RELATED TO THE SPIN-OFF AND THE MERGER
      Valor, Spinco and Alltel have entered into or, before the completion of the spin-off and merger, will enter into, agreements related to the spin-off and the merger and various interim and on-going relationships between Valor, Spinco and Alltel. The material terms of these agreements are summarized below. The descriptions of the Employee Benefits Agreement, Tax Sharing Agreement and Transition Services Agreements are qualified by reference to the complete text of these agreements, which are incorporated by reference into this document and filed as exhibits to the Registration Statement of which this proxy statement/ prospectus-information statement is a part.
Employee Benefits Agreement
      In connection with the spin-off and merger, Alltel and Spinco entered into an Employee Benefits Agreement to allocate assets, liabilities and responsibilities with respect to certain employee benefit plans, policies and compensation programs between them. We encourage you to read the entire employee benefits agreement.
      Prior to the merger, Spinco will continue to pay its employees their ordinary salaries and to make pay adjustments in the normal course of business. Within 15 days prior to the merger, Alltel will designate employees who will constitute Spinco employees (which we will refer to as “Spinco Employees”) and former employees who were engaged in the Spinco business who have an interest in any of the employee benefit plans listed in the employee benefits agreement (which we will refer to as “Spinco Individuals”). Prior to the distribution date, Alltel also will take any actions necessary for Spinco to continue to maintain or to assume any collective bargaining agreements relating to the Spinco Employees.
      Spinco has agreed to assume and pay all liabilities relating to the Spinco Employees and Spinco Individuals with respect to the benefit plans listed in the agreement, to the extent relating to the individuals’ employment with Alltel or Spinco. Beneficiary designations under the Alltel plans will be transferred to the corresponding Spinco plan and will be in full force and effect until replaced or revoked by the participant.
      Spinco plans will not provide duplicative benefits. Spinco Employees and Spinco Individuals are entitled to participate in these plans only to the extent that they were entitled to participate in the corresponding Alltel plans.
      Under the terms of the employee benefits agreement, Spinco has agreed to establish the plans listed below for Spinco Employees and Spinco Individuals. In connection with the establishment of these plans,

Alltel has agreed, except as stated below, to transfer the assets and liabilities attributable to Spinco Employees and Spinco Individuals from the applicable Alltel plan to the comparable Spinco plan.

•	A retirement plan and related trust substantially similar to the Alltel pension plan. The amount transferred from the Alltel pension plan to the Spinco plan will be a pro rata share of the fair market value of the Alltel pension plan assets.

•	Plans substantially similar to the Alltel 401(k) and profit sharing plans. Any participant loan notes held by the Alltel 401(k) will be transferred in-kind.

•	A plan substantially identical to the provisions of the Alltel comprehensive group insurance plan. The Spinco plan will recognize and maintain the current status for elections and deductible plan maximums made with respect to Spinco Employees and Spinco Individuals under the Alltel plan. No assets of the trust related to the Alltel comprehensive group insurance plan shall be transferred to Spinco or any trust established by Spinco. The Spinco plan will recognize and maintain all coverage and contribution elections made under the Alltel plan and will recognize and give credit for all deductibles and co-payments paid by, and all benefits paid to, Spinco Employees and Spinco Individuals under the Alltel plan.

•	Plans established for Spinco Employees that are substantially similar to the Alltel long term disability plan, group accident plan, and Special Insurance Plan for Former Allied Telephone Profit Sharing. The Alltel long term disability plan, group accident plan, and Special Insurance Plan for Former Allied Telephone Profit Sharing will remain liable for obligations incurred with respect to Spinco Employees and Spinco Individuals prior to establishment of the new Spinco plans.

•	A plan established for Spinco Individuals that is substantially similar to the provisions of Alltel’s Income Advantage Plan (POP). The Spinco plan will maintain coverage and contribution elections made under the Alltel Income Advantage Plan and recognize account balances as if participation in the Spinco plan had been since the beginning of the calendar year.

•	Educational assistance and adoption assistance plans for Spinco Employees that are substantially similar to the Alltel plans of the same name. The obligations and liabilities with respect to Spinco Employees under the Alltel educational assistance and adoption assistance plans will be transferred to and assumed by the respective Spinco plans.

•	A severance pay plan for Spinco Employees substantially similar to the severance pay plan of Alltel; provided, however, the spin-off, merger or both will not be an event that entitles a Spinco Employee or Spinco Individual to benefits under the Alltel severance pay plan or new Spinco severance plan. The Spinco severance plan will not be amended so as to provide decreased benefits for a period of one year after the distribution date.

•	People practices for Spinco Employees substantially similar to the provisions of the people practices in effect at Alltel. Spinco has agreed to recognize all periods of service of Spinco Employees with Alltel under the Spinco people practices plan.

•	A plan substantially identical to the Alltel Corporation Performance Incentive Compensation Plan for the performance period beginning the day after the distribution date and ending on December 31, 2006. Awards held by Spinco Individuals under the 2006 Alltel Corporation Performance Incentive Compensation Plan will be paid a pro rated amount if deemed earned based on a reasonable estimate of the actual performance level from January 1, 2006 to the distribution date.

•	A plan for Spinco Employees that is substantially identical to the provisions of Alltel’s Benefit Restoration Plan.

•	A plan for Spinco Employees and Spinco Individuals substantially similar to the provisions of Alltel’s Supplemental Medical Reimbursement Plan. The obligations and liabilities incurred under the Alltel Supplemental Medical Reimbursement Plan with respect to Spinco Employees and Spinco Individuals will be and remain the sole responsibility of the Alltel Supplemental Medical Reimbursement Plan.

      Further, Spinco will assume and honor leaves of absence granted to Spinco Employees under a leave of absence program or the Family Medical Leave Act of 1993, as amended (“FMLA”), by Alltel and its subsidiaries. Spinco will recognize all periods of service of Spinco employees with Alltel to the extent such service is recognized by Alltel and its subsidiaries for the purpose of eligibility for leave entitlement under an Alltel leave of absence program and FMLA.
      Spinco employees will be eligible to participate in Alltel’s Employee Stock Purchase Plan for the period prior to the spin-off and merger, but after the distribution date, Spinco employees will not be permitted to participate in Alltel’s Employee Stock Purchase Plan.
      Under the employee benefits agreement, outstanding awards held by Spinco Individuals under the Alltel’s Long-Term Performance Incentive Compensation Plan will be treated as follows:

•	For awards in effect as of the distribution date for the 2004–2006 performance measurement period, each Spinco Individual will be entitled to a pro rata amount if deemed earned based on a reasonable estimate of the actual performance level of such period.

•	Awards in effect as of the distribution date for the 2005–2007 performance measurement period will be deemed earned at the target performance level and paid pro rata to eligible Spinco Individuals.
      Alltel Stock Options shall be handled as follows:

•	To the extent that a Spinco Individual is holding an award consisting of an Alltel option that is vested and outstanding as of the distribution date, he or she will be treated as experiencing a separation from service from, or otherwise terminating employment with, Alltel. Any such Alltel option will expire unless it is exercised within the time provided in the option itself.

•	To the extent that a Spinco employee is holding an award consisting of an Alltel option that is not vested as of the distribution date, that option shall be cancelled as of the distribution date and replaced by restricted shares of Windstream common stock in accordance with the terms of the Merger Agreement. The merger agreement authorizes up to 2.8 million restricted shares of Valor common stock to be awarded. The restrictions on such shares will lapse on a date to be determined by the Board of Directors of Windstream. The Windstream Board of Directors will also determine the value of the awards.
      Restricted share awards outstanding under the 1998 Equity Incentive Plan held by a Spinco Individual will become fully vested on the distribution date.
      Finally, Alltel will transfer its Executive Deferred Compensation Sub-Plan and its 1998 Management Deferred Compensation Sub-Plan to Spinco and will transfer cash to Spinco in an amount sufficient for benefits due under the respective sub-plans.
      Spinco assumes no obligations, liabilities, sponsorship, administration or assets of or with respect to any other Alltel employee benefit plans, policies or compensation programs. Except as set forth in the employee benefits agreement, Spinco is not prohibited from amending or terminating any employee benefit plans, policies and compensation programs at any time after the distribution date.
The Tax Sharing Agreement
      In connection with the spin-off and merger, Alltel, Valor and Spinco have agreed to enter into a tax sharing agreement that allocates the responsibility for (i) filing tax returns and preparing other tax-related information and (ii) the liability for payment and the benefit of refund or other recovery of taxes. The following is a summary of the material terms and provisions of the tax sharing agreement. We encourage you to read the entire tax sharing agreement.
      Tax Returns; Responsibility for Taxes. Alltel agreed to file or cause to be filed any consolidated, combined or unitary income tax return that (i) includes both Alltel or any of its subsidiaries and Spinco or any of its subsidiaries and (ii) relates to or includes any taxable period on or prior to the distribution date. Alltel has the exclusive right to take any and all actions necessary for the filing of such returns and, except as otherwise provided in the agreement, to take actions for the purpose of making payments to, or collecting refunds from, any taxing authority in respect of such returns. Valor agreed to file or cause to be filed any other income tax return and any non-income tax return, in each case relating to Spinco or any of its subsidiaries that is required to be filed after the distribution date. Valor agreed to submit to Alltel any such income tax return that relates to or includes any taxable period on or prior to the distribution date, and to make or cause to be made any and all changes requested by Alltel to those returns in respect of items for which Alltel has responsibility under the tax sharing agreement. Valor also agreed not to file or allow to be filed any such income tax return prior to receiving Alltel’s written approval of such return, not to be unreasonably withheld, delayed or conditioned.
      Valor agreed to be liable for, and to indemnify and hold the Alltel group harmless against:

•	any net liability for income taxes of a member of the Spinco group attributable to the treatment of payments received from a federal or state universal services fund in respect of the Spinco business for the period from January 1, 1997 to the distribution;

•	any non-income taxes arising prior to the spin-off and relating to Spinco and its subsidiaries or to the employees, assets or transactions of the Spinco business, except for non-income taxes arising in respect of the preliminary restructuring of the Spinco group and the distribution of the stock of Spinco to the stockholders of Alltel; and

•	any liability for taxes arising after the spin-off attributable to Spinco and its subsidiaries or to the employees, assets or transactions of the Spinco business.
      Alltel agreed to be liable for, and to indemnify and hold Valor harmless against, any taxes of the Alltel group or the Spinco group or any member thereof, other than (i) taxes specifically allocated to Valor under the tax sharing agreement or (ii) taxes for which Valor has indemnified Alltel pursuant to the merger agreement.
      Valor and Alltel agreed that each is entitled to any refund of or credit for taxes for which it is responsible under the tax sharing agreement, including equitably apportioned refunds for any taxable period consisting of days both before and after the distribution.
      All prior tax sharing or tax allocation agreements or practices between any member of the Alltel group, on the one hand, and Spinco or any of its subsidiaries, on the other hand, will be terminated as of the date of the spin-off.
      Carrybacks and Amended Returns. Tax attributes from a period after the spin-off will not be carried back by Spinco or any of its subsidiaries to a pre-distribution tax return unless required by law or Alltel so consents. If a carryback is required by law or if Alltel so consents, then any tax benefit realized with respect to the carryback will be remitted to Valor.
      Valor agreed not to file, or to permit any member of the Spinco group to file, any amended income tax return of a member of the Spinco group, or any non-income tax return that is filed on a combined basis with a member of the Alltel group, in each case with respect to returns for periods prior to the distribution, without first obtaining the consent of Alltel.
      Timing Adjustments. Valor and Alltel agreed to pay to the other the amount of any tax benefit that result from any timing adjustment that (i) decreases deductions, losses or tax credits or increases income, gains or recapture of tax credits of the other and (ii) permits the paying party to increase deductions, losses or tax credits or to decrease income, gains or recapture of tax credits.
      Tax Contests. Valor and Alltel agreed to promptly notify the other in writing upon receipt of a written communication from any taxing authority with respect to any pending or threatened audit, dispute, suit, action, proposed assessment or other proceeding concerning any tax return for which the other may be liable under the tax sharing agreement. Alltel agreed to give Valor sole control of any income tax contest in respect of any return related exclusively to periods following the spin-off, while Alltel maintained sole control of any other income tax contest of a member of the Spinco group, provided that, in the case of a contest relating to income taxes for which Valor is responsible under the tax sharing agreement, Alltel agreed to provide Valor with an opportunity to review and comment and to participate in such tax contest at its own expense.
      Cooperation. Alltel and Valor agreed to cooperate in the filing of tax returns and the conduct of any audit or other proceeding related to taxes, as well as in the retention of tax-related records and access thereto. Each party also agreed to treat the distribution of the Spinco stock to the stockholders of Alltel, the merger with Valor and the related transactions in a manner such that no gain or loss was recognized by any of Alltel, Spinco or Valor and their respective stockholders.
Transition Services Agreement
      The Transition Services Agreement and the Reverse Transition Services Agreement to be entered into between Alltel and Spinco set forth the terms and conditions for the provision of various transition services by Alltel to Spinco, and by Spinco to Alltel. The material terms contained in these two agreements are reciprocal in nature, and are summarized as follows:
      Transition Services are to be provided for one year unless otherwise extended or terminated. During the term of the agreement, each provider of services will use its reasonable best efforts to accommodate any reasonable requests by the recipient of services to provide additional or modified services relating to the transition of ownership and operations of the respective business upon written request of the recipient.
      Among other services, the transition services will generally relate to the following:

•	information technology systems,

•	billing,

•	human resources,

•	customer service,

•	accounting and finance,

•	engineering and network,

•	sales and marketing,

•	operations,

•	real estate,

•	branding, and

•	capital asset management.
      The parties will each indemnify, defend and hold harmless the other for losses arising out of any default by a party in the performance of its obligations under the transition services agreement. Indemnification will be limited to actual damages, which will not exceed the total amount of compensation payable to the provider.
      The transition services agreement may be terminated, in whole or in part, if:

•	Spinco desires, upon 30 days prior written notice to Alltel;

•	Spinco fails to pay for transition services within the time provided in the agreement;

•	Either party defaults in any material respect in the performance of the agreement;

•	Either party becomes insolvent, bankrupt or a receiver or trustee is appointed for either party; or

•	The distribution agreement is terminated.
      Upon termination of the transition services agreement, each party will return any and all property of a proprietary nature involving the other party within 30 days and the recipient will cease all access to the provider’s information, data systems and other assets that are not assets of the recipient party.
      The recipient will have the right to terminate any transition service, in whole or in part, upon 30 days’ prior written notice to the provider. Upon termination of the transition services agreement, each party will return any and all material and property of a proprietary nature involving the other party within 30 days, and the recipient will cease all access to the provider’s information, data, systems and other assets that are not assets of the recipient party.
      Under the agreement, Spinco must pay Alltel for any transition services provided within 30 days of receipt of an invoice relating to such services.
Shared Assets and Shared Contracts Agreements
      The parties anticipate that certain assets and contractual arrangements involved in the spin-off and merger are of such a nature so as to preclude their separation and transfer from Alltel to Spinco. Alltel and Spinco have agreed that the separation of the Alltel assets and Spinco assets, as contemplated by the distribution agreement, will be effected in a manner that does not unreasonably disrupt either Alltel’s business or Spinco’s business. To the extent any assets cannot be separated without unreasonable disruption to either party’s business, the parties have agreed to enter into appropriate arrangements (in form of a shared assets agreement) prior to the effective time of the spin-off and merger regarding the sharing of these assets, including the costs related to the use of such shared assets. In addition, the parties have agreed to use their reasonable best efforts to amend any contractual arrangements between Alltel, Spinco, or any of their respective affiliates, and any other person that either relate to the businesses of both Alltel and Spinco or relate solely to the business of one party but, by their terms, contain provisions relating to the other party, so that, after the contribution transaction, such contractual arrangements will relate solely to either Alltel or Spinco’s business and will eliminate any provision relating the other party. In the event that an amendment to any of such contractual arrangements cannot be obtained or if an attempted amendment thereof would be ineffective or would adversely affect the rights of Alltel or Spinco thereunder, Alltel and Spinco have agreed to cooperate in negotiating a mutually agreeable shared contracts agreement prior to the contribution transaction under which Alltel or Spinco will obtain the benefits and assume the obligations thereunder.
      The shared asset and shared contract agreements will generally comprise either service agreements, lease arrangements or a combination of the two. Examples include service arrangements whereby Windstream would provide signaling, switching, and other network services to Alltel’s retained wireless business following the closing, lease arrangements whereby either party grants the other party the right to continue use of facilities that were shared by wireline and wireless operations prior to the closing, and information technology service agreements whereby one party provides services to the other party such as network management, mainframe data processing or mail-output processing services.

FINANCING OF WINDSTREAM
Committed Financings
      On December 8, 2005, Alltel and J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation entered into a commitment letter and a related engagement and fee letter (which we collectively refer to as the “financing letters”) with respect to the financing of Windstream following the spin-off and the merger. The commitment letter is subject to customary conditions to consummation, including the absence of any event or circumstance that, individually or in the aggregate, is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise), of Spinco and its subsidiaries or Valor and its subsidiaries since September 30, 2005. Alltel has agreed to pay JPMorgan and Merrill Lynch certain fees in connection with the commitment letter and has agreed to indemnify JPMorgan and Merrill Lynch against certain liabilities. On April 12, 2006, Alltel obtained an amendment to the commitment letter for the senior secured credit facilities to remove certain guaranties and liens, and such amendment eliminated the need for approval of the transaction by certain state regulatory agencies. No other changes to the terms of the commitment letter, including the interest rates and fees, were made by such amendment.
      These financing letters provide for a commitment of an aggregate amount of up to $4.2 billion in financing, consisting of the following:

•	senior secured five-year revolving credit facility in a principal amount of $500.0 million, and

•	senior secured term loan facilities in an aggregate amount of up to $3.7 billion consisting of sub-facilities in the following amounts:

(i) Tranche A Term Loan Facility — up to $500.0 million;

(ii) Tranche B Term Loan Facility — up to $2.8 billion; and

(iii) Tranche C Term Loan Facility — up to $400.0 million.
A portion of the financing of Windstream may also be financed with the proceeds from a Rule 144A, promulgated under the Securities Act of 1933, as amended, of up to $800.0 million of senior notes, referred to herein as the “Refinancing Notes,” in which case the Tranche A, Tranche B term loan facility, or a portion thereof, will be reduced dollar-for-dollar.
      The proceeds of the Tranche A and Tranche B Term Loan Facilities and any Refinancing Notes that are issued will be used to finance the approximately $2.275 billion special dividend payment to Alltel, which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off, and to refinance Valor’s existing bank facility in the amount of approximately $781.0 million and approximately $81.0 million of Alltel’s outstanding bonds (plus related make-whole premiums). The proceeds of the Tranche C Term Loan Facility will be used to purchase any of Valor’s outstanding bonds that are tendered pursuant to the terms thereof. The term loan facilities (other than Tranche C) will be available in a single draw down on the date of closing to consummate the spin-off and merger transactions. The revolving credit facility may be used by Windstream for general corporate purposes and a portion will be available for letters of credit. The actual amount initially drawn under the Revolving Credit Facility on the date of closing is not expected to exceed $90.0 million. The term loan facilities and the revolving credit facility are referred to herein as the “Senior Secured Credit Facilities.”
      Windstream’s direct and indirect domestic subsidiaries will serve as guarantors of the Senior Secured Credit Facilities and hedge agreements entered into in connection therewith, except that no guarantee is required of a subsidiary to the extent that the transactions require, or the granting of such guarantee would require, the approval of any state regulatory agency. The Senior Secured Credit Facilities, guaranties thereof and hedge agreements entered into in connection therewith will be secured by substantially all of the property and assets of Windstream and its subsidiaries who are guarantors.

Indebtedness Before and After Merger
      Set forth below is a list of all indebtedness of Spinco and Valor (or any of their respective subsidiaries) that will be repaid on the closing date of the merger:

Description	Principal Amount to be Repaid

Valor Bank Facility — Amended and Restated Credit Facility dated as of February 14, 2005 among Valor, certain of its affiliates as guarantors and Bank of America, N.A., as Administrative Agent, and the lenders and other agents party thereto (as amended by Amendment No. 1 dated as of August 9, 2005)	Approximately $781.0 million of secured loans to be repaid in full with the proceeds of the Senior Credit Facilities and/or Refinancing Notes

Valor Bonds — 7 3/4 % Senior Notes due 2015 issued by Valor	$400 million Valor Bonds to be repaid with the proceeds of the Tranche C Term Loan Facility to the extent put to the issuer pursuant to a change of control offer and noteholder consent required under the indenture governing the notes (assumed to be $0)

Alltel Bonds — Various bonds issued by certain of Alltel’s wireline subsidiaries	Approximately $81.0 million, including accrued interest of Alltel wireline bonds to be repurchased with the proceeds of the Senior Credit Facilities and/or Refinancing Notes (expected total payments of approximately $90.8 million including the related make-whole premiums)
      It is expected that following completion of the merger Windstream will have approximately $5.5 billion in total debt. Set forth below is a list of all indebtedness of Spinco and Valor (or any of their respective subsidiaries) that is expected to be outstanding on the closing date of the merger after giving effect to the merger and the other transactions to be consummated in connection therewith:

Description	Principal Amount

Senior Credit Facilities:
Revolving Credit Facility	Aggregate commitments of $500.0 million
Term Facilities and/or Refinancing Notes	Aggregate of $3.3 billion

Distributed Notes	$1.703 billion of senior notes, $29.8 million of which will be used to pay fees related thereto, to be issued by Spinco to Alltel as consideration for the contribution

Assumed Spinco Debt — 6 3/4% Notes due 2028 and 6 1/2 % Debentures due 2013 issued by certain wireline subsidiaries of Alltel	Approximately $180.0 million of Alltel wireline bonds to be assumed by Spinco in connection with the contribution transaction

Valor Bonds — 7 3/4 % Senior Notes due 2015 issued by Valor	$400.0 million of Valor Bonds assumed to remain outstanding (assuming not put to the issuer pursuant to a change of control offer required under the applicable indenture)
Proposed Terms of the Senior Secured Credit Facilities
      Windstream will be entitled to make borrowings at a rate based on ABR (which means the highest of (i) the rate of interest publicly announced by the administrative agent to be appointed under the facilities (the “Administrative Agent”) as its prime rate, and (ii) the federal funds effective rate from time to time plus 0.5%) or LIBOR, as adjusted for statutory reserve requirements for Eurocurrency liabilities plus, in each case, the applicable margin, which is referred to as a “Eurodollar Loan.” The applicable margin is determined, for any day, as follows:

•	if the Senior Credit Facilities are rated Ba2 or higher by Moody’s and BB or higher by S&P (in each case with a stable outlook):

•	in the case of loans under the revolving credit facility, Tranche A Term Loans and Tranche C Term Loans, 1.25% for Eurodollar Loans and 0.25% for loans based on ABR, and

•	in the case of Tranche B Term Loans, 1.50% for Eurodollar Loans and 0.50% for loans based on ABR, or

•	if the Senior Credit Facilities are rated lower than Ba2 by Moody’s or lower than BB by S&P:

•	in the case of loans under the revolving credit facility, Tranche A Term Loans and Tranche C Term Loans, 1.50% for Eurodollar Loans and 0.50% for loans based on ABR, and

•	in the case of Tranche B Term Loans, 1.75% for Eurodollar Loans and 0.75% for loans based on ABR.
      Windstream may elect interest periods of 1, 2, 3, or 6 months for Eurodollar Loans. Interest on the loans will be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR loans the interest rate payable on which is then based on the Administrative Agent’s prime rate). Interest will be payable (a) in the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period, and (b) for loans accruing interest based on the ABR, quarterly in arrears. Windstream will also be required to pay certain fees and expenses in connection with the Senior Secured Credit Facilities. Windstream will be required to pay a commitment fee calculated at the rate of up to .25% per annum on the average daily amount of the unused revolving credit commitment and the unused commitment to make Tranche C Term Loans.
      The revolving credit agreement and the Tranche A and Tranche C Term Loans will mature on the date five years after the closing date of the merger. The Tranche B Term Facility will mature on the date that is seven years after the closing date of the merger. The Tranche B Term Facility will be amortized quarterly with (i) 0.25% of the Tranche B Term Loans to be payable quarterly in equal installments in each quarter of the second through the sixth years and the first 3 quarters of the seventh year and (ii) the balance of the Tranche B Term Loans to be payable at maturity. The Tranche A and Tranche C Term Loans will be amortized quarterly according to the following schedule:

Each quarter during Year 1 — 0%

Each quarter during Year 2 — 1.25%

Each quarter during Year 3 — 2.5%

Each quarter during Year 4 — 3.75%

Each of the first 3 quarters of Year 5 — 5%

Maturity — 55%
      Optional prepayments of borrowings under the Senior Secured Credit Facilities and optional reductions of the unutilized portion of the Revolving Credit Facility will be permitted at any time in minimum amounts to be agreed upon by the parties. In addition, subject to certain exceptions, 100% of the net proceeds from asset sales and casualty insurance which are not reinvested within one year will be required to be applied to prepay the Term Loans under the Senior Secured Credit Facilities.
      Under the terms of the Senior Secured Credit Facilities, after the completion of the merger, Windstream will be required to meet certain financial tests, including a minimum interest coverage ratio of 2.75 to 1.0 and maximum leverage ratio of 4.50 to 1.0. In addition, Windstream will agree to covenants that, among other things, will limit the incurrence of additional indebtedness, liens, capital expenditures, loans and investments and will limit its ability to take certain action with respect to dividends and payments in respect of capital stock (with an exception for dividends up to the sum of excess free cash flow and net cash equity issuance proceeds so long as the pro forma leverage ratio does not exceed 4.50 to 1.0) and certain payments of debt, and will limit its ability to enter into mergers, consolidations, acquisitions, asset dispositions and sale/leaseback transactions and transactions with affiliates, and will restrict changes in lines of business, amendments of material agreements, and will place restrictions on other matters customarily restricted in senior secured loan agreements. The Senior Secured Credit Facilities will also contain customary provisions protecting the lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and indemnifying the lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto. Furthermore, the Senior Secured Credit Facilities will contain representations and warranties and affirmative covenants customarily contained in senior secured loan agreements.
      The Senior Secured Credit Facility will contain customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, certain bankruptcy or insolvency events, certain ERISA-related events, material judgments, changes in control or ownership, and invalidity of any collateral or guarantee or other document.
      We expect that the Senior Secured Credit Facilities closing date will be during the second quarter of 2006, with the fundings to occur contemporaneously with the completion of the spin-off and merger. However, entering into the Senior Secured Credit Facilities and any funding under the facilities will remain subject to a number of conditions. These conditions will include the consummation of the merger and spin-off, the receipt of certain financial statements and projections, satisfaction of a ratio of pro forma Consolidated Debt (to be defined) to pro forma consolidated EBITDA, perfection of security interests and miscellaneous closing conditions customary for credit facilities and transactions of this type.

SPINCO MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      Spinco is currently a wholly-owned subsidiary of Alltel Corporation and was formed on November 2, 2005 to hold Alltel Corporation’s wireline business. Alltel Corporation’s wireline business is currently operated by certain of its subsidiaries. Prior to the closing of the spin-off and the merger, each of those subsidiaries will be contributed to Spinco, along with certain assets and liabilities related to the wireline business. Until that contribution occurs, Spinco will have no material assets or operations. This proxy statement/prospectus-information statement, including the combined financial statements and the following discussion, describes Spinco and its financial condition and operations as if Spinco held the subsidiaries and other assets that will be transferred to it prior to closing for all historical periods presented. The historical financial information presented below does not, however, give effect to the merger with Valor. The following discussion should be read in conjunction with the selected combined financial data and the combined financial statements and the related notes included on pages F-1 through F-40 in this proxy statement/prospectus-information statement. Except for the historical combined financial information contained herein, the matters discussed below may contain forward-looking statements that reflect Spinco’s plans, estimates and beliefs. Windstream’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus-information statement, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Basis of Presentation
      Spinco’s combined financial statements included on pages F-1 through F-40 in this proxy statement/prospectus-information statement have been derived from the accounting records of Alltel, principally representing Alltel’s historical wireline and communications support segments. Spinco has used the historical results of operations, and historical basis of assets and liabilities of the subsidiaries it will own and the wireline business it will operate after completion of the spin-off, to prepare the combined financial statements. The statements of operations include expense allocations for certain corporate functions historically provided to Spinco by Alltel, including general corporate expenses, employee benefits and incentives, and interest income (expense). These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to Alltel’s other businesses, of net sales, payroll, fixed assets, inventory and other assets, headcount or other reasonable methods. Management of both Spinco and Alltel consider these allocations to be a reasonable reflection of the utilization of services provided. Spinco expects that its expenses after the separation from Alltel before taking into account the expected cost savings from anticipated synergies resulting from the merger of Valor and Spinco will be approximately $12.0 million higher than the amounts reflected in the combined statements of operations as Spinco will incur certain incremental costs as an independent public company.
      Management of Spinco believes the assumptions underlying its financial statements are reasonable. However, Spinco’s financial statements included herein may not necessarily reflect its results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had it been a separate, stand-alone company during the periods presented.
      Spinco is organized based on the products and services that it offers. Under this organizational structure, Spinco’s operations consist of its Wireline, Other Operations and Product Distribution segments. Spinco’s Wireline segment consists of Spinco’s incumbent local exchange carrier (“ILEC”), competitive local exchange carrier (“CLEC”) and Internet access operations. The Other Operations segment consists of Spinco’s long-distance and network management services, directory publishing operations and telecommunications information services. While directory publishing operations is part of the Other Operations segment, Spinco’s wireline business receives a share of the revenues from the directory publishing business in exchange for the right to publish the directory information. The wireline business’ revenue share is counted as an expense by the directory publishing business in the Other Operations segment. The Product Distribution segment consists of Spinco’s communications products operations. Following consummation of the spin-off and merger with Valor, Spinco’s long-distance services business will become part of Spinco’s Wireline segment. In addition to segment divisions, Spinco divides revenues into two categories; service revenues and product revenues. Spinco’s service revenues consist of wireline local access services, network access, Internet access, intra-state long-distance and miscellaneous wireline operating revenues from the Wireline segment. Network access includes toll revenues, USF revenues, network access usage revenues and data and enhanced services revenues. Miscellaneous wireline operating revenues include the wireline segment’s share of advertising revenues from directory publishing, customer premises equipment sales, billing and collection services and commission revenues from offering DISH Network satellite television service. Service revenues also consist of interstate long-distance and telecommunications information services processing revenues from the Other Operations segment. Spinco’s product sales primarily consist of directory publishing operations from the Other Operations segment and sales of communications products from the Product Distribution segment.
Executive Summary
      Spinco is a wholly-owned subsidiary of Alltel that provides local telephone, long-distance, Internet and high-speed data services. Spinco provides local telephone service to approximately 2.9 million residential and business customers primarily located in rural areas in 15 states.
      As further discussed under “Pending Transactions to be Completed During 2006,” Spinco has positioned its wireline business for future growth opportunities as a result of the planned spin-off from Alltel and subsequent merger with Valor. This transaction, which is expected to close by the third quarter of 2006, is significant to Spinco because it will expand Spinco’s retail presence into new markets by adding more than 500,000 access lines in four states. The resulting company will represent the largest local telecommunications carrier in the United States focusing primarily on rural markets, and should have greater financial flexibility to develop and deploy products, expand the capacity of its network, respond to competitive pressures and improve the cost structure of its operations due to the resulting increased size and economies of scale.
      However, during 2006, Spinco will continue to face significant challenges resulting from competition in the telecommunications industry and changes in the regulatory environment, including the effects of potential changes to the rules governing universal service and inter-carrier compensation. In addressing competition, in addition to the merger with Valor discussed above, Spinco will continue to focus its efforts on improving customer service and expanding its service offerings.
Pending Acquisitions to be Completed During 2006
      On December 9, 2005, Alltel announced that its board of directors had approved the spin-off of its wireline telecommunications business to its stockholders and the merger of that wireline business with Valor. Pursuant to the plan of distribution and immediately prior to the effective time of the merger with Valor described below, Alltel will contribute all of the assets of its wireline telecommunications business to Spinco, in exchange for: (i) the issuance to Alltel of Spinco common stock to be distributed to Alltel’s stockholders pro rata in the spin-off (the “distribution”), (ii) the payment of a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco (which is estimated to equal approximately $2.275 billion), which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off, and (iii) the distribution by Spinco to Alltel of certain Spinco debt securities (the “exchange notes”), which Alltel intends to exchange for outstanding Alltel debt securities or otherwise transfer to Alltel’s creditors representing approximately $1.673 billion in debt reduction to Alltel. Prior to the distribution and merger, Spinco will consummate certain financing transactions pursuant to which it will incur approximately $3.978 billion in indebtedness through (1) borrowing under a new senior secured credit agreement or the issuance of senior unsecured debt securities in an offering under Rule 144A, promulgated under the Securities Act of 1933, as amended and (2) the distribution of the exchange notes to Alltel. All proceeds of the financing will be used to pay the consideration to be received by Alltel for the contribution (through payment of the special dividend and distribution of the exchange notes) and to pay related fees and expenses. Alltel has received a commitment letter from various financial institutions to provide Spinco with up to $4.2 billion in senior secured credit facilities comprised of term loan facilities in an aggregate amount of up to $3.7 billion and a revolving credit facility of up to $500 million.

      Immediately after the consummation of the spin-off, Spinco will merge with and into Valor, with Valor continuing as the surviving corporation, which we refer to as Windstream. As a result of the merger, all of the issued and outstanding shares of Spinco’s common stock will be converted into the right to receive an aggregate number of shares of common stock of Valor that will result in Alltel’s stockholders holding approximately 85 percent of the outstanding equity interests of Windstream immediately after the merger and the stockholders of Valor holding the remaining approximately 15 percent of such equity interests. To effect the merger, Valor will issue approximately 405 million shares of its common stock to the stockholders of Alltel. As a result of this transaction, Alltel stockholders will continue to own one share of the remaining wireless entity and will be entitled to receive approximately 1.04 shares of Valor common stock for each share of Alltel common stock they currently own.
      By virtue of the merger, Windstream will assume $267.0 million in Alltel debt (which includes accrued and unpaid interest through the closing date), of which $81.0 million (plus related make-whole premiums) will be refinanced with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in an offering under Rule 144A. Windstream will also assume $400.0 million in outstanding Valor notes, which will be equally and ratably secured with debt under the new credit facilities. Windstream will be required to offer to repurchase any of the outstanding Valor notes that may be tendered as a result of the merger, which constitutes a change of control under the indenture governing the Valor notes, and will borrow additional amounts under its new credit facilities to the extent necessary to fund the purchase of any Valor notes that are tendered. In addition, Windstream will refinance approximately $781.0 million (plus related premiums) outstanding under Valor’s existing credit facility with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in a Rule 144A offering. The amounts assumed by Windstream, together with the issuance of the debt securities, the borrowings under the new credit facilities and certain expenses related to the spin-off, merger and financing transactions, will result in Windstream having approximately $5.5 billion in total debt immediately following completion of the merger.
      Consummation of the merger is subject to certain conditions, including the approval of the merger proposals by the stockholders of Valor, receipt of a favorable ruling from the IRS regarding the tax-free status of the distribution, special dividend, debt exchange and merger transaction, consummation of the required financing, and the receipt of regulatory approvals, including, without limitation, the approval of the FCC and multiple state public service commissions. The transaction is expected to close in the third quarter of 2006.
THREE MONTHS ENDED MARCH 31, 2006
First Quarter Highlights
      Among the highlights in the first quarter of 2006:

•	In its wireline business, Spinco added approximately 44,000 broadband customers, increasing Spinco’s broadband customer base over 440,000. This increase more than offset the loss of approximately 23,000 local access lines.

•	Although revenues and sales decreased $9.6 million, primarily due to the loss of access lines discussed above, average revenue per wireline customer increased 1 percent from a year ago to $66.91 due primarily to growth in broadband revenues.

•	Operating income increased 14 percent from a year ago, primarily reflecting a decline in depreciation and amortization resulting from our reductions in depreciable lives for certain assets associated with studies performed during 2005 and 2006.

COMBINED RESULTS OF OPERATIONS

	Three Months Ended
	March 31,

(Millions, except per share amounts)	2006	2005

Revenues and sales:
Service revenues	$604.7	$620.1
Product sales	98.3	92.5

Total revenues and sales	703.0	712.6

Costs and expenses:
Cost of services	192.8	203.5
Cost of products sold	84.3	79.1
Selling, general, administrative and other	79.7	84.6
Depreciation and amortization	102.6	125.7
Royalty expense to Parent	67.2	67.4
Restructuring and other charges	2.5	—

Total costs and expenses	529.1	560.3

Operating income	173.9	152.3
Other income, net	1.2	(0.1)
Intercompany interest income (expense)	14.5	(0.3)
Interest expense	(4.5)	(4.9)

Income before income taxes	185.1	147.0
Income taxes	72.3	58.7

Net income	$112.8	$88.3

      Total revenues and sales decreased 1 percent, or $9.6 million, in the three month period ended March 31, 2006 compared to the same period of 2005. Service revenues decreased by 2 percent, or $15.4 million, in the 2006 period as compared to the prior year. Wireline local access service and network access and toll revenues decreased $20.9 million in the first quarter of 2006, primarily as a result of the loss of wireline access lines due, in part, to broadband and wireless substitution. Offsetting this decline were increases in revenues derived from data services and Internet operations of $7.6 million in the 2006 period, reflecting continued customer demand for these products.
      Product sales increased $5.8 million, or 6 percent, in the three month period ended March 31, 2006 compared to the same period of 2005. The increase in product sales was primarily driven by an increase in sales of telecommunications equipment and data products to Spinco’s regulated wireline operations that are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 71, “Accounting for the Effects of Certain Types of Regulation”, as further discussed below.
      Cost of services, which represents the cost of provisioning service, as well as business taxes and bad debt expense, decreased $10.7 million, or 5 percent, in the three months ended March 31, 2006 compared to the same prior year period. Cost of services in the three month period in 2005 included approximately $3.2 million of incremental costs related to work force reductions in Spinco’s wireline business, as well as higher overtime and maintenance costs due to inclement weather. In addition, Spinco’s long-distance and network management operations reflected reduced costs from Alltel for carrying the long-distance traffic on Alltel’s network in the first quarter of 2006 compared to the same period in 2005. Partially offsetting these declines in cost of services were additional costs incurred by Spinco’s wireline operations from other carriers for transport and termination of intrastate traffic in accordance with the terms of new reciprocal compensation agreements negotiated with these carriers that took effect subsequent to March of 2005.

      Cost of products sold increased $5.2 million, or 7 percent, in the three month period ended March 31, 2006 compared to the same period of 2005. The increase was consistent with the overall growth in product sales noted above. Selling, general, administrative and other expenses decreased $4.9 million, or 6 percent, in the three months ended March 31, 2006 compared to the same period in the prior year, primarily due to a decline in allocations received from Alltel related to services that Alltel provides for Spinco under a shared services agreement. Depreciation and amortization expense decreased $23.1 million, or 18 percent, in the first quarter of 2006 compared to the first quarter in 2005. The decline primarily resulted from a reduction in depreciation rates for certain of Spinco’s ILEC operations, reflecting the results of studies of depreciable lives completed during 2006 and 2005.
      Royalty expense to Parent was substantially unchanged in the first quarter of 2006 compared to the first quarter of 2005. Spinco’s ILEC subsidiaries incur a royalty expense from Alltel for the use of the Alltel brand name in marketing and distributing telecommunications products and services pursuant to a licensing agreement with an Alltel affiliate. Following the spin-off and merger with Valor, Spinco will no longer incur this charge as Spinco will no longer use the Alltel brand name.
      Operating income increased $21.6 million, or 14 percent, in the three month period ended March 31, 2006 compared to the same period of 2005, primarily reflecting the decrease in depreciation and amortization expense resulting from depreciation studies completed during 2005 and 2006, partially offset by the decline in wireline revenues caused by the loss of access lines. Operating income comparisons for the three months ended March 31, 2006 were also affected by the effects of restructuring and other charges, as further discussed below. The changes in wireline, product distribution and other operations in 2006 are further discussed below under “Results of Operations by Business Segment”.
Restructuring and Other Charges
      In connection with the pending spin-off of the Company and merger with Valor, during the three months ended March 31, 2006, Spinco incurred $2.5 million of incremental costs, primarily consisting of additional consulting and legal fees. There were no restructuring or other charges incurred by the Company during the three months ended March 31, 2005. At March 31, 2006, the remaining unpaid liability related to these charges was $2.0 million. Cash outlays for the remaining unpaid liability will be disbursed over the next 12 months and will be funded from operating cash flows. (See Note 6 to the unaudited interim combined financial statements for additional information regarding the restructuring and other charges.)
Other Income, Net
      Other income, net increased $1.3 million in the three months ended March 31, 2006 compared to the same period of 2005, primarily due to the realization of gains from the sale of certain non-operating assets during the 2006 period.
Intercompany Interest Income (Expense)
      Spinco participates in a cash management program with its parent company, Alltel. Under this program, Spinco earns interest on amounts remitted to Alltel at a rate based on current market rates for short-term investments and pays interest on amounts received from Alltel at a rate based on Alltel’s weighted-average borrowing rate. Intercompany interest income (expense) increased $14.8 million in the three months ended March 31, 2006 compared to the same period in 2005. The increase is due to an increase in the amount of funds remitted to Alltel under the cash management program, combined with an increase in the advance interest rate.
Interest Expense
      Interest expense was relatively unchanged in the first quarter of 2006 compared to the same period in the prior year.

Income Taxes
      Income tax expense increased $13.6 million, or 23 percent, for the three months ended March 31, 2006 compared to the same period of 2005. The increase in income tax expense in 2006 was consistent with the overall growth in Spinco’s income before income taxes. Spinco’s effective income tax rates decreased to 39.1 percent in the three months ended March 31, 2006 compared to 39.9 percent for the corresponding period of 2005. In determining its quarterly provision for income taxes, Spinco uses an estimated annual effective tax rate, which is based on Spinco’s expected annual income, statutory rates and tax planning opportunities and reflects Spinco’s best estimate of the ultimate outcome of tax examinations and assessments. Significant or unusual items are separately recognized in the quarter in which they occur.
RESULTS OF OPERATIONS BY BUSINESS SEGMENT
Wireline Operations

	Three Months Ended
	March 31,

(Millions, access lines in thousands)	2006	2005

Revenues and sales:
Local service	$264.5	$273.1
Network access and long-distance	250.8	259.7
Miscellaneous	61.3	60.1

Total revenues and sales	576.6	592.9

Costs and expenses:
Cost of services	175.9	180.5
Cost of products sold	7.4	6.3
Selling, general, administrative and other	63.5	70.2
Depreciation and amortization	101.1	124.1
Royalty expense to Parent	67.2	67.4

Total costs and expenses	415.1	448.5

Segment income	$161.5	$144.4

Access lines in service (excludes broadband lines)	2,862.5	2,983.3
Average access lines in service	2,872.7	2,994.7
Average revenue per customer per month (a)	$66.91	$65.99

Notes:

(a)	Average revenue per customer per month is calculated by dividing total wireline revenues by average access lines in service for the period.
      Wireline operations consist of Spinco’s ILEC, CLEC and Internet operations. Wireline revenues and sales decreased $16.3 million, or 3 percent, in the three month period ended March 31, 2006, as compared to the same prior year period. Customer access lines decreased 4 percent during the twelve months ended March 31, 2006, reflecting declines in both primary and secondary access lines. Spinco lost approximately 23,000 access lines during the three month period ended March 31, 2006, compared to 26,000 access lines lost during the same period in 2005. The declines in access lines primarily resulted from the effects of wireless and broadband substitution for Spinco’s wireline services. Spinco expects access lines to continue to be impacted by the effects of wireless and broadband substitution for the remainder of 2006. Although we have not yet seen significant competition from Voice over Internet Protocol (“VoIP”) providers, we also expect VoIP substitution to adversely impact the number of access lines served by our wireline operations during the remainder of 2006.

      To slow the decline of revenue during the remainder of 2006, Spinco will continue to emphasize sales of enhanced services and bundling of its various product offerings including broadband, voice and satellite television. Deployment of broadband service is an important strategic initiative for Spinco, and as of March 31, 2006, approximately 73.8 percent of our addressable lines were broadband-capable. During the three month period ended March 31, 2006, Spinco added approximately 44,000 broadband customers, increasing its broadband customer base to over 440,000 customers. The growth in Spinco’s broadband customers more than offset the decline in customer access lines noted above. As a result, as further discussed below, revenues generated from the sales of data services increased in the first quarter of 2006, which helped to offset the adverse effects on wireline revenues resulting from the loss of access lines. In addition, during the fourth quarter of 2005, we began offering DISH Network satellite television service to our residential customers as part of a bundled product offering.
      Local service revenues consist of local exchange telephone services provided to both residential and business customers, including monthly recurring charges for basic service such as local dial-tone and enhanced services such as caller identification, voicemail and call waiting and non-recurring charges for service activation and reconnection of service. Local service revenues decreased 3 percent, or $8.6 million, in the three months ended March 31, 2006, compared to the same period of 2005. The decline in local service revenues reflected reductions consistent with the overall decline in access lines discussed above.
      Network access and interconnection revenues include switched access, special access and end user charges. Switched access represents usage sensitive charges to long distance companies for access to our network in connection with the completion of interstate and intrastate long-distance calls. Special access represents dedicated circuits, including circuits used to provide broadband service, while end user charges are monthly flat-rate charges assessed on access lines. Network access and interconnection revenues decreased $8.9 million, or 3 percent, in the three months ended March 31, 2006, compared to the same period of 2005. Primarily due to the overall decline in access lines discussed above, network access usage and toll revenues decreased $12.3 million in the three month period of 2006, compared to the same period of 2005. In addition, federal and state Universal Service Fund (“USF”) funding decreased $2.2 million in the first quarter of 2006 compared to the same 2005 period, primarily due to a decrease in the high-cost loop support (“HCLS”) funding received by our ILEC subsidiaries. The decreases in HCLS funding primarily resulted from increases in the national average cost per loop combined with the effects of our cost control efforts. Receipts from the HCLS fund are based on a comparison of each company’s embedded cost per loop to a national average cost per loop. Primarily due to expected increases in the national average cost per loop and our continued focus on controlling operating costs in our ILEC business, we expect net USF receipts in 2006 to decline by approximately $15.0 million, compared to 2005.
      The declines in network access and long-distance revenues attributable to access line loss and the decrease in federal and state USF funding were partially offset by growth in revenues from data services, which increased $5.5 million in the three month period of 2006, reflecting increased demand for high-speed data transport services.
      Miscellaneous revenues primarily consist of charges for Internet services, directory advertising, customer premise equipment sales and rentals, and billing and collections services provided to long-distance companies. Miscellaneous revenues increased by $1.2 million, or 2 percent, in the three months ended March 31, 2006, compared to the same period of 2005. Primarily driven by growth in broadband customers, revenues from Spinco’s Internet operations increased $2.1 million in the three month period of 2006. Also during the first quarter of 2006, we generated $1.5 million in commissions revenue in conjunction with offering DISH Network satellite television service to our residential customers as discussed above. Offsetting the increases in miscellaneous revenues due to growth in Spinco’s Internet operations and commissions revenues were decreases in directory advertising revenues of $0.9 million in the three month period of 2006, primarily due to a change in the number and mix of directories published.
      Primarily due to the broadband customer growth, average revenue per customer per month increased 1 percent in the three month period of 2006, compared to the same period in 2005. Future growth in average revenue per customer per month will depend on Spinco’s success in sustaining growth in sales of broadband and other enhanced services to new and existing customers.
      Cost of services decreased $4.6 million, or 3 percent, in the three month period ended March 31, 2006, compared to the prior year period. Cost of services for the three month period in 2005 included approximately $3.2 million of incremental costs related to work force reductions in Spinco’s wireline business, as well as higher overtime and maintenance costs due to inclement weather. Compared to the first quarter of 2005, customer service expense decreased $2.4 million in the first quarter of 2006 primarily due to cost savings from Spinco’s continued efforts to control operating expenses. In addition, cost of services in the three month period ended March 31, 2006 included a decrease in bad debt expense of $1.8 million, consistent with the decline in revenues discussed above. Also, cost of services declined in the first quarter of 2006 compared to the same period in 2005 due to decreases in costs associated with providing broadband-capable modems to new broadband customers driven by volume discounts earned by Spinco. Conversely, interconnection expenses increased $4.2 million in the three month period of 2006 as compared to 2005, primarily due to additional costs charged by other carriers for transport and termination of intrastate traffic in accordance with the terms of new reciprocal compensation agreements negotiated with these carriers that took effect subsequent to March of 2005.
      Cost of products sold increased $1.1 million, or 17 percent, in the 2006 period as compared to the same period in 2005, primarily due to sales of higher priced equipment in the current year period. Selling, general, administrative and other expenses decreased $6.7 million, or 10 percent, in the three months ended March 31, 2006 compared to the same period of 2005, primarily resulting from a decline in intercompany allocations received from Alltel due to incremental costs in the 2005 period related to costs incurred by Alltel in complying with the Section 404 internal control reporting requirements of the Sarbanes-Oxley Act of 2002. Under a shared services agreement, Alltel provides certain functions on Spinco’s behalf, including but not limited to accounting, marketing, customer billing, information technology, legal, human resources, and engineering services.
      Depreciation and amortization expense decreased $23.0 million, or 19 percent, in the three months ended March 31, 2006 compared to the prior year period. The decrease in depreciation and amortization expense primarily resulted from a reduction in depreciation rates for Spinco’s Florida, Georgia, and South Carolina operations, reflecting the results of studies of depreciable lives completed during 2005, and for Spinco’s Pennsylvania operations, reflecting the results of a study completed during January 2006. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the wireline plant based on Spinco’s expected future network utilization and capital expenditure levels required to provide service to its customers. During April, 2006, Spinco completed studies of the depreciable lives of assets held and used in Spinco’s Alabama and North Carolina operations. The related depreciation rates were changed retroactively effective April 1, 2006. This change is expected to lower depreciation by approximately $4.0 million quarterly, or $16.0 million annually. During the remainder of 2006, Spinco expects to review the depreciation rates utilized in its remaining wireline operations.
      Royalty expense to Parent was substantially unchanged in the first quarter of 2006 compared to the first quarter of 2005. Spinco’s ILEC subsidiaries incur a royalty expense from Alltel for the use of the Alltel brand name in marketing and distributing telecommunications products and services pursuant to a licensing agreement with an Alltel affiliate. Following the spin-off and merger with Valor, Spinco will no longer incur this charge as Spinco will no longer use the Alltel brand name.
      Wireline segment income increased $17.1 million, or 12 percent, in the three months ended March 31, 2006 compared to the same period of 2005. The increase in segment income in the first quarter of 2006 primarily resulted from the favorable effects of reduced depreciation rates and the incremental expenses associated with work force reductions and higher overtime costs incurred in the first quarter of 2005, which were partially offset by the decline in revenues and sales due to the loss of access lines, as discussed above.
      During the first quarter of 2006, restructuring and other charges totaling $2.5 million related to the pending spin-off of the wireline operations were not included in the determination of wireline segment income. No restructuring and other charges were incurred related to the wireline operations during the first quarter of 2005.

Accounting for Regulated Entities
      Except for the acquired Kentucky and Nebraska operations, Spinco’s ILEC operations follow the accounting for regulated enterprises prescribed by SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”. Criteria that would give rise to the discontinuance of SFAS No. 71 include (1) increasing competition restricting the regulated ILEC subsidiaries’ ability to establish prices to recover specific costs and (2) significant changes in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. Spinco reviews these criteria on a quarterly basis to determine whether the continuing application of SFAS No. 71 is appropriate. In assessing the continued applicability of SFAS No. 71, Spinco monitors the following:

•	Level of competition in its markets. Sources of competition to Spinco’s local exchange business include, but are not limited to, resellers of local exchange services, interexchange carriers, satellite transmission services, wireless communications providers, cable television companies, and competitive access service providers including those utilizing Unbundled Network Elements-Platform (“UNE-P”), VoIP providers and providers using other emerging technologies. Spinco’s ILEC operations have begun to experience competition in their local service areas. Through March 31, 2006, this competition has not had a material adverse effect on the results of operations of Spinco’s ILEC operations, primarily because these subsidiaries provide wireline telecommunications services in mostly rural areas. To date, ILEC subsidiaries have not been required to discount intrastate service rates in response to competitive pressures.

•	Level of revenues and access lines currently subject to rate-of-return regulation or which could revert back to rate-of-return regulation in the future. For the ILEC subsidiaries that follow SFAS No. 71, all interstate revenues are subject to rate-of-return regulation. The majority of the ILEC subsidiaries’ remaining intrastate revenues are either subject to rate-of-return regulation or could become subject to rate-of-return regulation upon election by Spinco, subject in certain cases to approval by the state public service commissions.

•	Level of profitability of the ILEC subsidiaries. Currently, the prices charged to customers for interstate and intrastate services continue to be sufficient to recover the specific costs of the ILEC subsidiaries in providing these services to customers.

      Although Spinco believes that the application of SFAS No. 71 continues to be appropriate, it is possible that changes in regulation, legislation or competition could result in Spinco’s ILEC operations no longer qualifying for the application of SFAS No. 71 in the near future. If Spinco’s ILEC operations no longer qualified for the application of SFAS No. 71, the accounting impact to Spinco would be the elimination of certain intercompany revenues and related expenses and an extraordinary non-cash credit to operations. The non-cash credit would consist primarily of the reversal of the regulatory liability for cost of removal included in accumulated depreciation, which amounted to $158.6 million as of March 31, 2006. At this time, Spinco does not expect to record any impairment charge related to the carrying value of its ILEC plant. Under SFAS No. 71, Spinco currently depreciates its ILEC plant based upon asset lives approved by regulatory agencies or as otherwise allowed by law. Upon discontinuance of SFAS No. 71, Spinco would be required to revise the lives of its property, plant and equipment to reflect the estimated useful lives of the assets. Spinco does not expect any revisions in asset lives to have a material adverse effect on its ILEC operations.
      Regulatory Matters-Wireline Operations. Spinco’s ILECs are regulated by both federal and state agencies. Certain of Spinco’s products and services (interstate) and the related earnings are subject to federal regulation and others (local and intrastate) are subject to state regulation. With the exception of the Nebraska and a portion of the Kentucky operations, Spinco’s ILEC operations are subject to rate-of-return regulation federally by the FCC. The Nebraska and a portion of the Kentucky operations are subject to price-cap regulation by the FCC that allows a greater degree of retail pricing flexibility than is afforded to Spinco’s rate-of-return operations. Companies meeting certain criteria had the option to elect price-cap regulation as part of an FCC order issued in May 2000 (the “CALLS plan”). The CALLS plan expired on June 30, 2005, and to date, the FCC had not established a successor mechanism for regulating price-cap companies. Nonetheless, the existing rules and regulations for price-cap companies remain effective until the FCC modifies or otherwise replaces them with a successor mechanism.
      Telecommunications Law Modernization. In 1996, Congress passed the Telecommunications Act of 1996 (“the 96 Act”), which significantly changed the existing laws and regulations governing the telecommunications industry. The primary goal of the 96 Act was to create competition in the wireline market by requiring ILECs to sell portions of their networks to competitors at reduced wholesale rates. The 96 Act also established rules for interconnecting wireline and wireless service providers’ networks. Unfortunately, the 96 Act failed to contemplate the rapid evolution of technology and the associated consumer demand for wireless services, the Internet and VoIP. Today, providers of communications services are regulated differently depending primarily upon the network technology used to deliver service. In an effort to reform the manner in which telecommunications service providers are regulated, bills have been introduced in Congress that would change applicable laws governing, among other things, interconnection with other carriers and universal service. At this time, the legislative proposals are very fluid and in the early stages of development, and therefore Spinco cannot predict the outcome of these efforts to reform regulation of the telecommunications industry.
      State Regulation. Most states in which Spinco’s ILEC subsidiaries operate provide alternatives to rate-of-return regulation for local and intrastate services, either through legislative or public service commission (“PSC”) rules. Spinco has elected alternative regulation for certain of its ILEC subsidiaries in Alabama, Arkansas, Florida, Georgia, Kentucky, Nebraska, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, and Texas. The Missouri PSC ruled that the Company is not eligible for alternative regulation. However on May 5, 2005, the Missouri legislature passed an alternative regulation plan that allows Spinco to elect alternative regulation without Missouri PSC approval. The legislation became effective on August 28, 2005, and Spinco filed an election with the PSC to be regulated under the new alternative regulation plan on September 13, 2005. As a result of this election, Spinco withdrew its appeal of the Missouri PSC’s previous decision during the fourth quarter of 2005. Spinco continues to evaluate alternative regulation options in markets where its ILEC subsidiaries remain subject to rate-of-return regulation, including Mississippi, New York and certain of its Kentucky operations.
      Inter-carrier Compensation. In April 2001, the FCC released a notice of proposed rulemaking addressing inter-carrier compensation. Under this rulemaking, the FCC proposed a “bill and keep” compensation methodology under which each telecommunications carrier would be required to recover all of its costs to originate and terminate telecommunications traffic from its end-user customers rather than charging other carriers. The proposed “bill and keep” method would significantly overhaul the existing rules governing inter-carrier compensation. On March 3, 2005, the FCC released a further notice of proposed rulemaking addressing inter-carrier compensation. Under this proposed rulemaking, the FCC requested comment on several alternative inter-carrier compensation proposals, including “bill and keep”.
      The outcome of this proceeding is likely to change the way Spinco receives compensation from, and remits compensation to, other carriers and its end user customers. Until this proceeding concludes and the changes to the existing rules are established, if any, Spinco cannot estimate the impact of the changes on its ILEC revenues and expenses or when the changes would occur.
      On October 8, 2004, the FCC granted in part and denied in part a petition filed by Core Communications requesting that the FCC forbear from enforcing provisions of the FCC’s 2001 Internet Service Provider (“ISP”) Remand Order. The FCC granted forbearance from the ISP Remand Order’s growth caps and new market rule finding they were no longer in the public interest. The FCC denied forbearance from the ISP Remand Order’s rate cap and mirroring rules. Various parties have filed for reconsideration with the FCC and have appealed the decision to the U.S. Court of Appeals for the District of Columbia Circuit. If the FCC’s decision in this order is upheld, Spinco is likely to incur additional costs for delivering ISP-bound traffic to competitive wireline service providers. Although Spinco has not fully quantified the effects of this order, Spinco believes that the additional expense would not likely exceed $10.0 million annually.
      On July 6, 2005, a hearing examiner issued a recommended order to the Georgia PSC that, if adopted, would prospectively preclude LECs from assessing access charges for certain intrastate calls. Spinco, along with other LECs in Georgia, requested that the Georgia PSC reject the recommended order and find that access charges continue to apply to these intrastate calls. If the Georgia PSC ultimately adopts the recommended order, Spinco would incur a reduction in annual revenues of approximately $12.0 million. A final order will not likely become effective before the end of the second quarter of 2006.
      Universal Service. The federal universal service program is under legislative, regulatory and industry scrutiny as a result of growth in the fund and structural changes within the telecommunications industry. The structural changes include the increase in the number of Eligible Telecommunications Carriers (“ETCs”) receiving money from the USF and a migration of customers from wireline service providers to providers using alternative technologies like VoIP that, today, are not required to contribute to the universal service program. There are several FCC proceedings underway that are likely to change the way universal service programs are funded and the way these funds are disbursed to program recipients. The specific proceedings are discussed in greater detail below.
      In May 2001, the FCC adopted the Rural Task Force Order that established an interim universal service mechanism governing compensation for rural telephone companies for the ensuing five years. The interim mechanism has allowed rural carriers to continue receiving high-cost funding based on their embedded costs. On June 2, 2004, the FCC asked the Federal/State Joint Board on Universal Service (the “Joint Board”) to review the FCC’s rules as they pertain to rural telephone companies and to determine what changes, if any, should be made to the existing high-cost support mechanism when the interim funding program expires in June 2006. The Joint Board sought comment on such a mechanism on August 16, 2004, but has taken no further action. In the event a new mechanism is not established for rural carriers prior to the expiration of the plan, the FCC will likely extend the interim mechanism currently in place. In addition, the Joint Board sought comment on whether companies operating multiple distinct geographic market areas within a state should consolidate them for purposes of calculating universal service support. If the FCC implements this proposal, Spinco’s universal service revenues would be reduced from their current level by approximately $8.5 million annually. On August 17, 2005, the Joint Board sought comment on four separate proposals to modify the distribution of high-cost universal service support. Each of the proposals provides state public service commissions a greater role in the support distribution process, which would remain subject to specific FCC guidelines. Spinco cannot estimate the impact of the potential change from embedded cost to another methodology, or the impact of other potential changes to the fund contemplated by the Joint Board until the specific changes, if any, are determined.
      On June 14, 2005, the FCC issued a notice of proposed rulemaking initiating a broad inquiry into the management and administration of the universal service programs. The notice of proposed rulemaking seeks comment on ways to streamline the application process for federal support and whether and how to increase audits of fund contributors and fund recipients in an effort to deter waste and fraud. The FCC is also considering proposals regarding the contribution methodology, which could change the types of service providers required to contribute to the fund (i.e. local exchange providers, wireless providers, long-distance providers, etc.) and the basis on which they contribute. At this time, Spinco cannot estimate the impact that the potential changes, if any, would have on its operations.
      On December 9, 2005, the FCC issued a notice of proposed rulemaking seeking comments on the need to redefine certain statutory terms established by the 96 Act. Changes to these defined statutory terms could result in a different allocation of universal service support to non-rural carriers. Spinco receives approximately $9.5 million annually in non-rural universal service support and cannot estimate the financial impact resulting from changes to the definitions of the statutory terms until such changes, if any, are determined.
      The FCC mandated that Universal Service Administrative Company (“USAC”) begin accounting for the USF program in accordance with generally accepted accounting principles for federal agencies effective October 1, 2004, rather than the accounting rules that USAC formerly used. This change in accounting method subjected USAC to the Anti-Deficiency Act (the “ADA”), the effect of which could have caused delays in payments to USF program recipients and significantly increased the amount of USF regulatory fees charged to wireline and wireless consumers. In December 2004, Congress passed legislation to exempt USAC from the ADA for one year to allow for a more thorough review of the impact the ADA would have on the universal service program. In April 2005, the FCC tentatively concluded that the high-cost and low-income universal service programs are compliant with ADA requirements, and asked the Office of Management and Budget to make a final determination on this issue, which they have yet to do. The 2006 Science, State, Commerce and Justice Department appropriations bill includes a provision that prohibits the FCC from enacting a primary connection restriction on universal service support.
      Emerging Competitive Technologies — VoIP. Voice telecommunications services utilizing IP as the underlying transmission technology, or VoIP, are challenging existing regulatory definitions and raising questions concerning how IP-enabled services should be regulated, if at all. Several state commissions have attempted to assert jurisdiction over VoIP services, but federal courts in New York and Minnesota have ruled that the FCC preempts the states with respect to jurisdiction. These cases are on appeal. On March 10, 2004, the FCC released a notice of proposed rulemaking seeking comment on the appropriate regulatory treatment of IP-enabled communications services. The FCC indicated that the cost of the public switched telephone network should be borne equitably by the users and requested comment on the specific regulatory requirements that should be extended to IP-enabled service providers, including requirements relating to E-911, accessibility for the disabled, inter-carrier compensation and universal service. Although the FCC’s rulemaking regarding IP-enabled services remains pending, the FCC has adopted a series of related orders establishing broad parameters for the regulation of those services.
      On February 12, 2004, the FCC released an order declaring Pulver.com’s “free” IP-based, peer-to-peer service that requires specialized telephone equipment or software for computers was not a regulated “telecommunications service”, but rather was an unregulated “information service” subject to federal jurisdiction.
      On April 21, 2004, the FCC denied a waiver petition filed by AT&T requesting that its IP telephony service be exempt from paying access compensation to wireline local service providers and from contributions to the universal service fund. The FCC ruled AT&T’s IP telephony service, which converted voice calls to an IP format for some portion of the routing over the public switched telephone network prior to converting the calls back to their original format, was a regulated “telecommunications service” subject to payment of access compensation to LECs, as well as the universal service fund.
      On November 12, 2004, the FCC ruled that Internet-based service provided by Vonage Holdings Corporation (“Vonage”) should be subject to federal rather than state jurisdiction. The FCC has not yet determined how Vonage’s service should be classified for regulatory purposes, but is likely to address the “information service” vs. “telecommunications service” debate in its pending rulemaking regarding IP-enabled services. Several state commissions appealed the FCC’s Vonage decision, and these appeals are presently pending before the U.S. Eighth Circuit Court of Appeals.
      On June 3, 2005, the FCC took swift action in response to several incidents where VoIP customers were unable to complete E-911 calls. The FCC ordered all VoIP service providers whose service is interconnected with the public switched telephone network to provide E-911 services to their customers no later than November 28, 2005.
      The Commission on Accreditation for Law Enforcement Agencies, Inc. (“CALEA”) requires telecommunications carriers to ensure that their networks are capable of accommodating lawful intercept requests received from law enforcement agencies. The FCC has imposed various obligations and compliance deadlines, with which Spinco has either complied or, in accordance with CALEA, filed a request for an extension of time. In response to a petition filed by the DOJ and other federal agencies, the FCC initiated a rulemaking in August 2004 to adopt new rules under CALEA pertaining to wireline carriers’ packet mode communications services, including Internet protocol (“IP”) based services. On September 21, 2005, the FCC released its order on CALEA requirements for broadband and ISP services, including VoIP services. The FCC found that essentially, ISP and VoIP services are “telecommunications services” subject to CALEA requirements. Several appeals have been filed. On May 3, 2006, the FCC adopted an order specifying guidelines for broadband and VoIP service compliance with the CALEA rules. The Company is currently evaluating the order, although the specific rules have not yet been released, and at this time does not know whether the order will impact its operations.

      Broadband. On September 23, 2005, the FCC released an order declaring wireline broadband Internet access service (“DSL”) an “information service” functionally integrated with a telecommunications component and no longer subject to a higher level of regulation as compared to broadband cable modem service. This order establishes a framework that may eventually allow Spinco’s DSL service to obtain regulatory parity with cable modem service, which is lightly regulated. The FCC order requires wireline broadband service providers, like Spinco, to continue offering broadband access on a stand-alone basis to competing unaffiliated Internet service providers for one year, after which they will no longer be required to do so. Additionally, the order preserves the current method of assessing universal service contributions on DSL revenues for a 270-day period after the effective date of the order, or until the FCC adopts a new contribution methodology to the universal service fund. The order provides price cap companies the option to deregulate DSL, de-tariff DSL or keep DSL regulated as it is today. Spinco could benefit from the decreased regulatory oversight of its DSL service through additional retail pricing flexibility. Spinco’s DSL products are experiencing significant growth throughout its service areas and the primary DSL competitor is the historically less regulated cable modem service. Spinco’s DSL products and services currently remain regulated by the FCC.
      Because certain of the regulatory matters discussed above are under FCC or judicial review, resolution of these matters continues to be uncertain, and Spinco cannot predict at this time the specific effects, if any, that the 96 Act, regulatory decisions and rulemakings, and future competition will ultimately have on its ILEC operations.
Product Distribution

	Three Months
	Ended March 31,

(Millions)	2006	2005

Revenues and sales:
Product sales	$69.1	$68.8

Total revenues and sales	69.1	68.8

Costs and expenses:
Cost of products sold	64.3	64.9
Selling, general, administrative and other	3.2	2.5
Depreciation and amortization	0.4	0.6

Total costs and expenses	67.9	68.0

Segment income	$1.2	$0.8

      Revenues and sales from Spinco’s product distribution are derived from revenues associated with sales of telecommunications equipment to affiliated and non-affiliated communications companies. Revenues and sales from Spinco’s product distribution operations increased slightly in the first quarter of 2006 compared to the same period in the prior year. Although sales of telecommunications equipment and data products to Spinco’s regulated entities accounted for under SFAS No. 71 increased $4.8 million in the first quarter of 2006 compared to the same period in the prior year, sales to Spinco’s other subsidiaries decreased $5.5 million, both due to the timing of capital expenditures in those businesses. Alternatively, sales to external customers increased $1.0 million in the 2006 period. Segment income for the three months ended March 31, 2006 also increased slightly, primarily due to improved margins on sales to affiliated companies. Prices for products sold to internal customers are established at a level that will allow the product distribution operations to recover its operating cost, plus a small operating profit.

Other Operations

	Three Months Ended
	March 31,

(Millions, except customers in thousands)	2006	2005

Revenues and sales:
Long-distance and network management services	$46.3	$43.4
Directory publishing	26.5	26.3
Telecommunications information services	4.0	5.2

Total revenues and sales	76.8	74.9

Costs and expenses:
Cost of services	29.2	34.0
Cost of products sold	19.8	20.9
Selling, general, administrative and other	13.0	11.9
Depreciation and amortization	1.1	1.0

Total costs and expenses	63.1	67.8

Segment income	$13.7	$7.1

Long-distance customers	1,750.6	1,793.1

      Revenues and sales from Spinco’s other operations are derived from revenues associated with publishing directories for affiliated and non-affiliated local exchange carriers; charges for long-distance services including toll-free, calling card services, dedicated access conference calling and bill management performed in connection with our long-distance business; and charges to non-affiliated telecommunications companies for information services, primarily customer billing. Revenues and sales attributable to the Spinco’s other operations increased $1.9 million, or 3 percent, for the three month period ended March 31, 2006 compared to the same period of 2005. As noted in the table above, the increase in revenues and sales in the first quarter of 2006 primarily reflected growth in revenues attributable to long-distance and network management services, partially offset by a decline in revenues derived from telecommunications information services.
      Revenues attributable to long-distance and network management services increased $2.9 million in the three month period ended March 31, 2006 as compared to the same period in 2005, primarily driven by an increase in customer billing rates initiated during the second quarter of 2005 on one of Spinco’s most popular billing plans. This increase in rates was partially offset by the effects of customers migrating to packaged rate plans and a decrease in long distance customers served. In response to competitive pressures, Spinco has introduced in its long-distance markets packaged rate plans that provide customers with unlimited calling for one flat monthly rate. In addition, the majority of Spinco’s long distance customers are also local access customers. Therefore, the decline in long distance customers is consistent with the loss of access lines previously discussed. Telecommunications information services revenues decreased $1.2 million in the three months ended March 31, 2006, due to final billings earned in the first quarter of 2005 related to one of Alltel’s remaining unaffiliated wireline services customers that terminated its service during the fourth quarter of 2004. Revenues derived from directory publishing in the three months ended March 31, 2005 were flat as compared to the same period in 2005.
      Other operations segment income increased $7.0 million, or 89 percent, in the three month period ended March 31, 2006 compared to the same period in 2005, primarily due to increased margins in Spinco’s long-distance and network management operations. Although revenues and sales attributable to long-distance and network management services increased as discussed above, operating expenses for that business decreased $3.9 million in the three month period of 2006 compared to the three month period in 2005, primarily due to a decrease in the charges incurred from Alltel for carrying Spinco’s long-distance traffic on Alltel’s network.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	Three Months Ended
	March 31,

(Millions, except per share amounts)	2006	2005

Cash flows from (used in):
Operating activities	$286.4	$321.6
Investing activities	(63.6)	(74.2)
Financing activities	(224.8)	(251.1)
Effect of exchange rate changes	—	—

Decrease in cash and short-term investments	$(2.0)	$(3.7)

Cash Flows-Operating Activities
      Cash provided from operations is Spinco’s primary source of liquidity. The decline in cash provided from operations for the three months ended March 31, 2006 compared to March 31, 2005 primarily reflected the decline in revenues earned by Spinco’s wireline business segment. Cash flows from operations in the first quarter of 2006 also reflected changes in working capital requirements, including timing differences in the billing and collection of accounts receivable, purchase of inventory and payment of accounts payable and income taxes. During the first three months of 2006, Spinco generated sufficient cash flows from operations to fund its capital expenditure requirements, dividend payments to Alltel and scheduled long-term debt payments as further discussed below. Spinco expects to generate sufficient cash flows from operations to fund its operating requirements during the balance of 2006.
Cash Flows-Investing Activities
      Capital expenditures are Spinco’s primary use of capital resources. Capital expenditures for the three months ended March 31, 2006 were $62.2 million compared to $73.3 million for the same period in 2005. Capital expenditures in both years were incurred to construct additional network facilities and to upgrade Spinco’s telecommunications network in order to offer other communications services, including Internet and broadband communications services. Spinco funded substantially all of its capital expenditures through internally generated funds.
Cash Flows-Financing Activities
      Dividend payments to Alltel are a significant use of capital resources for Spinco. Dividend payments to Alltel amounted to $65.7 million in the first quarter of 2006 and $47.8 million in the first quarter of 2005. Prior to the spin-off, Spinco expects to continue the payment of cash dividends to Alltel during 2006. Operating cash flows are expected to be sufficient to fund the future dividend payments to Alltel. As further discussed under “Liquidity and Capital Resources,” in connection with the spin-off, Spinco will pay a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in its operations, currently estimated to be approximately $2.275 billion. Spinco will fund the special dividend payment from borrowings under a new senior secured credit agreement or the issuance of unsecured debt securities in a private placement.
      Retirements of long-term debt were $0.1 million for the three months ended March 31, 2006 and 2005. Retirements of long-term debt in both periods reflected the required scheduled principal payments under Spinco’s existing long-term debt obligations.
      As previously discussed, Spinco participates in the centralized cash management practices of Alltel. Under these practices, cash balances are transferred daily to Alltel bank accounts, and Spinco obtains interim financing from Alltel to fund its daily cash requirements and invest short-term excess funds with Alltel. At March 31, 2006 and 2005, Spinco had a net payable to Alltel which is included in Parent Company Investment in the accompanying unaudited combined balance sheets. During both the first quarter of 2006 and 2005, Spinco reduced its overall net borrowings from Alltel. Reductions in advances to Alltel amounted to $159.0 million and $203.2 million in the three months ended March 31, 2006 and 2005, respectively.

Critical Accounting Policies
      Spinco prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States. In the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, Spinco identified the critical accounting policies which affect its more significant estimates and assumptions used in preparing its consolidated financial statements. These critical accounting policies include evaluating the collectibility of trade receivables, accounting for pension and other postretirement benefits, calculating depreciation and amortization expense, determining the fair values of goodwill and other indefinite-lived intangible assets and accounting for current and deferred income taxes. There have been no material changes to Spinco’s critical accounting policies during the three month period ended March 31, 2006.
TWELVE MONTHS ENDED DECEMBER 31, 2005
Year End Highlights
      Among the highlights in 2005:

•	Spinco added more than 154,000 high-speed data customers, increasing Spinco’s DSL customer base to almost 400,000. This increase more than offset the loss of approximately 124,000 local access lines, a year-over-year decline of 4 percent.

•	Revenues and sales decreased by $10.0 million and operating income decreased by $33.8 million, primarily due to the loss in access lines discussed above. However, average revenue per access line (excluding revenues from the long-distance service business) increased 2 percent to $67.21, primarily due to growth in broadband revenues and selling additional services and features to existing wireline customers.

•	During the fourth quarter of 2005, Spinco began offering DISH Network satellite television service to Spinco’s residential customers as part of a bundled service offering.

COMBINED RESULTS OF OPERATIONS

	2005	2004	2003

	(In millions)
Revenues and sales:
Service revenues	$2,463.6	$2,533.5	$2,618.4
Product sales	459.9	400.0	384.9

Total revenues and sales	2,923.5	2,933.5	3,003.3

Costs and expenses:
Cost of services	796.1	813.7	864.8
Cost of products sold	374.8	333.8	339.0
Selling, general, administrative and other	340.1	327.9	351.0
Depreciation and amortization	474.2	508.5	519.4
Royalty expense to Parent	268.8	270.2	273.0
Restructuring and other charges	35.7	11.8	12.2

Total costs and expenses	2,289.7	2,265.9	2,359.4
Operating income	633.8	667.6	643.9

Other income, net	11.6	13.7	5.8
Intercompany interest income (expense)	23.3	(15.2)	(21.6)
Interest expense	(19.1)	(20.4)	(27.7)
Gain on disposal of assets and other	—	—	23.9

Income before income taxes	649.6	645.7	624.3
Income taxes	267.9	259.4	247.1

Income before cumulative effect of accounting change	381.7	386.3	377.2
Cumulative effect of accounting change, net of taxes	(7.4)	—	15.6

Net income	$374.3	$386.3	$392.8

Revenue and Sales
      Total revenues and sales decreased less than 1 percent in 2005, or $10.0 million, and 2 percent in 2004, or $69.8 million, driven by decreases in service revenues of 3 percent in both years, or $69.9 million and $84.9 million, respectively. Wireline local access service and network access and toll revenues decreased $78.1 million in 2005 and $33.9 million in 2004, primarily as a result of the loss of wireline access lines due, in part, to broadband and wireless substitution. Telecommunications information services revenues decreased $24.6 million in 2005 from 2004 due to the loss of one of Alltel’s remaining unaffiliated wireline services customers during the fourth quarter of 2004. Telecommunications information services revenues decreased $67.1 million in 2004 compared to 2003, primarily due to the December 2003 sale of certain assets and related liabilities, including selected customer contracts and capitalized software development costs, to Convergys Information Management Group, Inc. (“Convergys”). Offsetting the decline in service revenues attributable to local access service, network access and toll revenues and telecommunications information services were increases in revenues derived from data services and Internet operations of $36.8 million in 2005 and $29.4 million in 2004, reflecting continued customer demand for these products. In addition, universal service fund (“USF”) revenues increased $12.5 million in 2005 as a result of the decline in access revenues previously discussed and decreased $20.3 million in 2004 as a result of an increase in the national average cost per loop, combined with Spinco’s cost cutting measures, as further discussed below in “Results of Operations by Business Segment.” Finally, service revenues in 2005 reflected a decrease in advertising revenues earned from directories published in Spinco’s ILEC markets of $12.2 million due to a change in the number and mix of directories published.

      Product sales, which represents revenues generated from Spinco’s directory publishing operations and sales of telecommunications equipment and data products, primarily to Spinco’s ILEC subsidiaries increased $59.9 million, or 15 percent in 2005 and $15.1 million, or 4 percent in 2004. The increase in product sales in 2005 was due primarily to an increase in sales of telecommunications equipment and data products of $50.4 million related to increased capital expenditures by Spinco’s wireline operations. The 2004 increase in product sales was primarily due to an increase in directory publishing revenues of $33.3 million associated with an increase in the number of directory contracts published, including the initial publication of directories for certain operations in Kentucky and Nebraska for which directory publishing was previously outsourced, partially offset by a decrease in sales of telecommunications equipment and data products of $21.4 million due to a reduction in capital expenditures by Spinco’s wireline operations.

Cost and Expenses
      Cost of services, which represents the cost of provisioning service, as well as business taxes and bad debt expense, decreased $17.6 million, or 2 percent, in 2005 and $51.1 million, or 6 percent, in 2004. The 2005 decrease was driven primarily by a reduction in costs incurred by the telecommunications information services operations due to the loss of a customer as discussed herein. The 2004 decrease was also impacted by a reduction in costs incurred by the telecommunications information services operations due to the sale of customer contracts to Convergys. In addition, cost of services decreased in 2004 due to the effects of incremental costs of $20.9 million incurred in 2003 related to a strike by our unionized workforce in Kentucky and maintenance costs due to damage caused by severe winter storms in 2003.
      Cost of products sold increased $41.0 million, or 12 percent, in 2005, consistent with the increase in product sales discussed above. Although product sales increased in 2004, cost of products sold decreased $5.2 million, or 2 percent, primarily due to the favorable effects of increased start-up costs incurred in 2003 in Spinco’s directory publishing operations in order to begin providing all directory publishing services, except printing, for all directory contracts published in 2004.
      Selling, general, administrative and other expenses increased $12.2 million, or 4 percent, in 2005 and decreased $23.1 million, or 7 percent in 2004. The 2005 increase was due primarily to increased selling and marketing costs incurred by Spinco’s publishing subsidiary. The 2004 decline in selling, general, administrative and other expense was due primarily to a decline in allocations received from Alltel related to services that Alltel provides for Spinco under a shared services agreement and reduced salaries and benefits costs as a result of cost cutting measures, as well as the favorable effect of incremental start-up costs incurred by Spinco’s publishing subsidiary in 2003 as previously discussed. Depreciation and amortization expense declined $34.3 million, or 7 percent, and $10.9 million, or 2 percent, in 2005 and 2004, respectively. The decline in both years primarily resulted from a reduction in depreciation rates for certain of Spinco’s ILEC operations, reflecting the results of studies of depreciable lives completed during 2005 and 2004. Royalty expense to Parent decreased 1 percent in both 2005 and 2004, or $1.4 million and $2.8 million, respectively. Spinco’s ILEC subsidiaries incur a royalty expense from Alltel for the use of the Alltel brand name in marketing and distributing telecommunications products and services pursuant to a licensing agreement with an Alltel affiliate. Following the spin off and merger with Valor, Windstream will not incur this charge as it will discontinue use of the Alltel brand name following a brief transitional rebranding period.

Restructuring and Other Charges
      A summary of the restructuring and other charges recorded by Spinco’s wireline operations in 2005 was as follows:

(Millions)
Severance and employee benefit costs	$4.4
Costs associated with pending spin-off and merger of wireline operations	31.3

Total restructuring and other charges	$35.7

      During the third quarter of 2005, Spinco incurred $4.6 million of severance and employee benefit costs related to a planned workforce reduction in Spinco’s wireline operations. In the fourth quarter of 2005, Spinco reduced the liabilities associated with the wireline restructuring activities by $0.2 million to reflect differences between estimated and actual costs paid in completing the employee terminations. As of December 31, 2005, Spinco had paid $4.4 million in severance and employee-related expenses, and all of the employee reductions had been completed. As previously discussed, on December 9, 2005, Alltel announced that it would spin off its wireline telecommunications business to its stockholders and merge it with Valor. In connection with the spin-off and merger, Spinco incurred $31.3 million of incremental costs during the fourth quarter of 2005, principally representing accrued investment banker, audit and legal fees.
      A summary of the restructuring and other charges recorded in 2004 was as follows:

		Product
	Wireline	Distribution	Other	Total

	(Millions)
Severance and employee benefit costs	$11.2	$0.1	$0.3	$11.6
Relocation costs	1.2	—	0.1	1.3
Lease and contract termination costs	(1.8)	—	—	(1.8)
Other exit costs	0.7	—	—	0.7

Total restructuring and other charges	$11.3	$0.1	$0.4	$11.8

      In January 2004, Spinco announced plans to reorganize its operations and support teams. Also during February 2004, Spinco announced plans to exit its CLEC operations in the Jacksonville, Florida market due to the continued unprofitability of these operations. In connection with these activities, Spinco recorded a restructuring charge of $13.6 million, consisting of $11.6 million in severance and employee benefit costs related to a planned workforce reduction, $1.3 million of employee relocation expenses and $0.7 million of other exit costs. As of December 31, 2005, Spinco had paid all of the severance and employee-related expenses, and all of the employee reductions and relocations had been completed. During 2004, Spinco also recorded a $1.8 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003, consisting of lease and contract termination costs. The reductions primarily reflected differences between estimated and actual costs paid in completing the lease and contract terminations.
      A summary of the restructuring and other charges recorded in 2003 was as follows:

		Product
	Wireline	Distribution	Other	Total

	(Millions)
Severance and employee benefit costs	$7.0	$—	$—	$7.0
Lease and contract termination costs	—	$—	(0.4)	(0.4)
Write-down of software development costs	1.8	$—	3.8	5.6

Total restructuring and other charges	$8.8	$—	$3.4	$12.2

      During 2003, Spinco recorded a restructuring charge of $7.0 million consisting of severance and employee benefit costs related to a planned workforce reduction, primarily resulting from the closing of certain call center locations. As of December 31, 2005, Spinco had paid all of the severance and employee-related expenses, and all of the employee reductions had been completed. Spinco also recorded a $0.4 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003, consisting of lease termination costs. The reduction primarily reflected differences between estimated and actual costs paid in completing the lease terminations. In 2003, Spinco also wrote off certain capitalized software development costs that had no alternative future use or functionality.
      The restructuring and other charges decreased net income $34.1 million, $7.3 million and $7.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. The restructuring and other charges discussed above were not allocated to our business segments, as management evaluates segment performance excluding the effects of these items. (See Note 8 to the combined financial statements for additional information regarding these changes.)

Other Income, Net
      Other income, net decreased $2.1 million, or 15 percent, in 2005 and increased $7.9 million, or 136 percent, in 2004. The increase in other income, net in 2004 primarily resulted from an increase of $6.2 million in the amount of annual dividends paid on Spinco’s investment in Rural Telephone Bank Class C stock. In the second quarter of 2003, Spinco received additional shares of this stock investment as a result of Spinco’s repayment of all outstanding debt under the Rural Utilities Services, Rural Telephone Bank and Federal Financing Bank programs, as further discussed below. As of December 31, 2005, Spinco’s investment in Rural Telephone Bank Class C stock was transferred to Alltel. As a result, Spinco will not receive any related dividends during 2006.

Intercompany Interest Income (Expense)
      Spinco participates in a cash management program with its parent company, Alltel. Under this program, Spinco earns interest on amounts remitted to Alltel at a rate based on current market rates for short-term investments and pay interest on amounts received from Alltel at a rate based on Alltel’s weighted-average borrowing rate. Intercompany interest income (expense) increased $38.5 million, or 253 percent, in 2005 and $6.4 million, or 30 percent, in 2004. The increase in both years is due to an increase in the amount of funds remitted to Alltel under the cash management program, combined with an increase in the advance interest rate. Following the completion of the merger, Windstream will not participate in the cash management program with Alltel and therefore will not receive any related interest income or pay any related interest expense.

Interest Expense
      Interest expense decreased $1.3 million, or 6 percent, in 2005 and $7.3 million, or 26 percent, in 2004. The decrease in 2004 reflected the prepayment of all outstanding borrowings, which totaled $249.1 million, under the Rural Utilities Services, Rural Telephone Bank and Federal Financing Bank programs in the second quarter of 2003.

Gain on Disposal of Assets and Other
      In 2003, Spinco sold to Convergys certain assets and related liabilities, including selected customer contracts and capitalized software development costs, associated with Spinco’s telecommunications information services operations. In connection with this sale, Spinco received proceeds of $37.0 million and recorded a pretax gain of $31.0 million. As noted above, during the second quarter of 2003, Spinco retired, prior to stated maturity dates, $249.1 million of long-term debt. In connection with the early retirement of this debt, Spinco incurred pretax termination fees of $7.1 million. These transactions increased net income $10.7 million in 2003.

Income Taxes
      Income tax expense increased $8.5 million, or 3 percent, in 2005 and $12.3 million, or 5 percent, in 2004, consistent with the overall growth in income before income taxes. Spinco’s effective tax rate in 2005 was 41.3 percent, compared to 40.2 percent in 2004. The 2005 effective tax rate was unfavorably impacted by the non-deductible spin-off related costs previously discussed.

Income before Cumulative Effect of Accounting Change
      Income before cumulative effect of accounting change decreased $4.6 million, or 1 percent, in 2005 as compared to 2004 and increased $9.1 million, or 2 percent, in 2004 as compared to 2003. Income before cumulative effect of accounting change in 2005 was adversely affected by the decline in revenues primarily due to the loss of access lines discussed above and the additional spin-off related costs incurred during the fourth quarter of 2005, partially offset by increased intercompany interest income earned from Alltel under the cash management program. The increase in 2004 was due primarily to the decline in operating expenses due to the favorable effect of incremental strike-related costs and maintenance costs in 2003 and the gain on the sale of customer contracts to Convergys in 2003, partially offset by the decline in revenues primarily due to the loss of access lines.

Cumulative Effect of Accounting Change
      During the fourth quarter of 2005, Spinco adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal use of the assets. SFAS No. 143 requires that a liability for an asset retirement obligation be recognized when incurred and reasonably estimable, recorded at fair value and classified as a liability in the balance sheet. When the liability is initially recorded, the entity capitalizes the cost and increases the carrying value of the related long-lived asset. The liability is then accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the entity will settle the obligation for its recorded amount and recognize a gain or loss upon settlement. FIN 47 states that the accounting guidance in SFAS No. 143 is applicable to asset retirement obligations that are conditional on the occurrence of a future event.
      Spinco evaluated the effects of FIN 47 on its operations and determined that, for certain buildings containing asbestos, Spinco is legally obligated to remediate the asbestos if it were to abandon, sell or otherwise dispose of the buildings. In addition, for Spinco’s acquired Kentucky and Nebraska ILEC operations not subject to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”, it is legally obligated to properly dispose of its chemically-treated telephone poles at the time they are removed from service. In accordance with federal and state regulations, depreciation expense for Spinco’s ILEC operations that follow the accounting prescribed by SFAS No. 71 have historically included an additional provision for cost of removal, and accordingly, the adoption of FIN 47 had no impact on these operations. The cumulative effect of this change in 2005 resulted in a non-cash charge of $7.4 million, net of income tax benefit of $4.6 million, and was included in net income for the year ended December 31, 2005.
      Except for certain ILEC subsidiaries as further discussed below, Spinco adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003. Spinco evaluated the effects of SFAS No. 143 on its operations and determined that, for telecommunications and other operating facilities in which it owns the underlying land, Spinco has no contractual or legal obligation to remediate the property if it were to abandon, sell or otherwise dispose of the property. However, certain of Spinco’s lease agreements for office space require restoration of the leased site upon expiration of the lease term. Accordingly, Spinco is subject to asset retirement obligations associated with these leased facilities under the provisions of SFAS No. 143. The application of SFAS No. 143 to Spinco’s office leases did not have a material impact on its consolidated results of operations, financial position or cash flows as of or for the year ended December 31, 2003.
      As noted above, in accordance with federal and state regulations, depreciation expense for Spinco’s ILEC operations has historically included an additional provision for cost of removal. The additional cost of removal provision does not meet the recognition and measurement principles of an asset retirement obligation under SFAS No. 143. On December 20, 2002, the Federal Communications Commission (“FCC”) notified wireline carriers that they should not adopt the provisions of SFAS No. 143 unless specifically required by the FCC in the future. As a result of the FCC ruling, Spinco will continue to record a regulatory liability for cost of removal for its ILEC subsidiaries that follow the accounting prescribed by SFAS No. 71. For the acquired Kentucky and Nebraska ILEC operations not subject to SFAS No. 71, effective January 1, 2003, Spinco ceased recognition of the cost of removal provision in depreciation expense and eliminated the cumulative cost of removal included in accumulated depreciation. The cumulative effect of retroactively applying these changes to periods prior to January 1, 2003, resulted in a non-cash credit of $15.6 million, net of income tax expense of $10.3 million, and was included in net income for the year ended December 31, 2003. The cessation of the cost of removal provision in depreciation expense for the acquired Kentucky and Nebraska ILEC operations did not have a material impact on Spinco’s consolidated results of operations for the year ended December 31, 2003.

Results of Operations By Business Segment

Wireline Operations	2005	2004	2003

	(Dollars in millions,
	except access lines in thousands)
Revenues and sales:
Local service	$1,081.5	$1,115.6	$1,135.6
Network access and interconnection	1,034.1	1,038.3	1,049.9
Miscellaneous	255.8	256.9	243.1

Total revenues and sales	2,371.4	2,410.8	2,428.6

Costs and expenses:
Cost of services	704.0	702.8	736.4
Cost of products sold	31.7	29.4	28.0
Selling, general, administrative and other	276.2	272.8	289.7
Depreciation and amortization	468.2	502.2	510.2
Royalty expense to Parent	268.8	270.2	273.0

Total costs and expenses	1,748.9	1,777.4	1,837.3

Segment income	$622.5	$633.4	$591.3

Access lines in service (excludes DSL lines)	2,885.7	3,009.4	3,095.6
Average access lines in service	2,950.0	3,061.5	3,136.8
Average revenue per access line per month(a)	$67.21	$65.87	$64.72

Notes:

(a)	Average revenue per access line per month is calculated by dividing total wireline revenues by average access lines in service for the period.

      Revenue and sales. Wireline operations consist of Spinco’s ILEC, CLEC and Internet operations. Wireline revenues and sales decreased $39.4 million, or 2 percent, in 2005 and $17.8 million, or 1 percent, in 2004. Customer access lines decreased 4 percent in 2005 compared to a 3 percent decline in 2004. Spinco lost approximately 124,000 and 86,000 access lines during 2005 and 2004, respectively, primarily as a result of the effects of wireless and broadband substitution for Spinco’s wireline services. Spinco expects the number of access lines served by its wireline operations to continue to be adversely affected by wireless and broadband substitution in 2006. Although Spinco has not yet seen significant competition from Voice over Internet Protocol (“VoIP”) providers, it also expects VoIP substitution to adversely impact the number of access lines served by its wireline operations during 2006.
      To slow the decline of revenue in 2006, Spinco will continue to emphasize sales of enhanced services and bundling of its various product offerings including Internet, long-distance and broadband data transport services. Deployment of broadband service is an important strategic initiative for Spinco, and as of December 31, 2005, approximately 73 percent of its addressable lines were broadband-capable. During 2005 and 2004, Spinco added 154,000 and 90,000 broadband customers, respectively. At December 31, 2005, Spinco’s broadband customer base had grown to almost 400,000 customers. The growth in Spinco’s broadband customers more than offset the decline in customer access lines that occurred in 2005 and 2004 noted above. In addition, during the fourth quarter of 2005, Spinco began offering DISH Network satellite television service to its residential customers as part of a bundled product offering. As further discussed below, revenues generated from the sales of data and enhanced services increased in both 2005 and 2004, which helped to partially offset the adverse effects on wireline revenues resulting from the loss of access lines.
      Local service. Local service revenues consist of local exchange telephone services provided to both residential and business customers, including monthly recurring charges from basic service such as local dial-tone and enhanced services such as caller identification, voicemail and call waiting and non-recurring charges for service activation and reconnection of service. Local service revenues decreased $34.1 million, or 3 percent, in 2005 and $20.0 million, or 2 percent, in 2004. Local service revenues reflected reductions in basic service access line revenues of $35.3 million in 2005 and $25.7 million in 2004, consistent with the overall decline in access lines discussed above. The decline in local service revenues attributable to access line loss was partially offset by growth in revenues derived from the sales of enhanced products and services, such as voice mail and caller identification, and equipment protection plans. Revenues from these services increased $3.6 million in 2005 and $7.3 million in 2004, reflecting continued demand for these products and services.
      Network access and interconnections. Network access and interconnection revenues include switched access, special access, and end user charges. Switched access represents usage sensitive charges to long distance companies for access to our network in connection with the completion of interstate and intrastate long-distance calls. Special access represents dedicated circuits, including circuits used to provide broadband service, while end user charges are monthly flat-rate charges assessed on access lines. Such revenues decreased 1 percent in both 2005 and 2004, or $4.2 million and $11.6 million, respectively. Primarily due to the overall decline in access lines discussed above, network access usage and toll revenues decreased $42.8 million in 2005 and $8.2 million in 2004. The decline in network access and interconnection revenues in both years attributable to access line loss was partially offset by growth in revenues earned from data services, which increased $26.0 million and $17.0 million in 2005 and 2004, respectively. The growth in revenues from data services in both 2005 and 2004 primarily reflected increased demand for high-speed data transport services. In addition to the effects of access line loss and increased demand for data services, USF revenues increased $12.5 million in 2005 and decreased $20.3 million in 2004. Spinco receives both federal and state USF subsidies due to the rural nature of most of its ILEC markets. The increase in USF revenues in 2005 resulted primarily from an increase of $13.3 million in interstate common line support (“ICLS”) funding received in Spinco’s rate-of-return markets as a result of the declining access revenues discussed above. ICLS funding is intended to ensure that rate-of-return carriers receive sufficient revenues to earn an appropriate profit margin, defined as 11.25 percent of eligible revenues. Conversely, compared to the prior year periods, high-cost loop support (“HCLS”) funding received by Spinco’s ILEC subsidiaries decreased $4.4 million in 2005 and $20.3 million in 2004. The decreases in HCLS funding primarily resulted from increases in the national average cost per loop combined with the effects of Spinco’s cost control efforts. Receipts from the HCLS fund are based on a comparison of each company’s embedded cost per loop to a national average cost per loop. Primarily due to expected increases in the national average cost per loop and Spinco’s continued focus on controlling operating costs in its ILEC business, it expects net USF receipts in 2006 to decline by approximately $15.0 million, compared to 2005.
      Miscellaneous. Miscellaneous revenues primarily consist of charges for Internet services, directory advertising, customer premise equipment sales, and billing and collection services provided to long-distance companies. Miscellaneous revenues decreased slightly in 2005 and increased $13.8 million, or 6 percent, in 2004. Primarily driven by growth in broadband customers, revenues from Spinco’s Internet operations increased $10.8 million in 2005 and $12.4 million in 2004. In addition, sales and rentals of customer premise equipment increased $3.4 million in 2005, reflecting continued customer demand for these products. Also during 2005, Spinco generated $1.1 million in commissions revenue in conjunction with offering DISH Network satellite television service to its residential customers as discussed above. Offsetting these increases in miscellaneous revenues in 2005 was a decline in advertising revenues earned from directories published in Spinco’s ILEC markets of $12.2 million from 2004, primarily due to a change in the number and mix of directories published during the period. Conversely, miscellaneous revenues for 2004 reflected a $4.4 million increase in directory advertising revenues from 2003. Directory advertising revenues for 2004 included additional revenues of approximately $14.9 million associated with the initial publication of directories in the acquired Kentucky and Nebraska markets, partially offset by lower directory advertising revenues in Spinco’s other ILEC markets as compared to 2003. The decline in directory advertising revenues in Spinco’s other ILEC markets was due primarily to a change in the number and mix of directories published during the period. The increase in miscellaneous revenues attributable to the Internet and directory publishing operations was partially offset in 2004 by a $2.6 million decline from 2003 in customer premise equipment sales and rentals due to lower customer demand for purchasing or leasing landline-based communications equipment.
      Primarily due to the broadband customer growth and increased sales of enhanced features, average revenue per access line per month increased 2 percent in both 2005 and 2004 from the corresponding prior year period. Future growth in average revenue per customer per month will depend on Spinco’s success in sustaining growth in sales of broadband and other enhanced services to new and existing customers.
      Cost of services. Cost of services increased slightly in 2005 and decreased by $33.6 million, or 5 percent, in 2004. Cost of services for 2005 included approximately $3.2 million of incremental costs incurred during the first quarter of 2005 related to work force reductions in Spinco’s wireline business, as well as higher overtime and maintenance costs due to inclement weather. Cost of services in 2005 also included $4.4 million of additional customer service expenses attributable to the growth in broadband customers, specifically the costs associated with subsidizing broadband-capable modems. In addition, cost of services in 2005 included increased regulatory fees of $5.6 million related to an increase in the contribution factor applicable to universal service funding, which was collected from Spinco’s customers. Offsetting the increase in salaries and benefits, customer service costs and regulatory fees in 2005 was a decrease in business taxes of $6.3 million and a decrease in bad debt expense of $4.4 million, both consistent with the decline in revenues discussed above. In addition, interconnection expenses decreased $2.8 million in 2005 and $8.2 million in 2004, consistent with the declines in toll revenues and access lines discussed above. Cost of services for 2004 also reflected reductions in customer service expenses and the effects of incremental strike-related expenses and maintenance costs incurred in 2003, as further discussed below. Compared to 2003, customer service expenses decreased $3.3 million in 2004, primarily due to cost savings from Spinco’s continued efforts to control operating expenses. Included in cost of services in 2003 were $6.0 million of additional maintenance costs to repair damage caused by severe winter storms and incremental expenses of approximately $14.9 million associated with a strike that ended on October 1, 2003, when Spinco signed a new collective bargaining agreement impacting approximately 400 employees in Kentucky represented by the Communications Workers of America.
      Cost of products sold. Cost of products sold increased $2.3 million, or 8 percent, in 2005 and $1.4 million, or 5 percent, in 2004. The increase in 2005 was consistent with the increase in sales and rentals of customer premise equipment discussed above. Although sales and rentals of customer premise equipment declined in 2004 as compared to 2003, cost of products sold increased, primarily due to an increase in inventory write-offs during 2004 as compared to 2003.
      Selling, general, administrative and other. Selling, general, administrative and other expenses increased $3.4 million, or 1 percent, in 2005 and decreased $16.9 million, or 6 percent, in 2004. The increase in 2005 was due primarily to higher insurance premiums related to Spinco’s employee medical and dental plans. Partially offsetting the increase in employee benefit costs in 2005 was a decline in intercompany allocations received from Alltel. Under a shared services agreement, Alltel provides certain functions on Spinco’s behalf, including but not limited to accounting, marketing, customer billing, information technology, legal, human resources, and engineering services. The decline in 2004 also resulted from lower intercompany allocations received from Alltel. In addition, salaries and employee benefit costs declined $12.1 million in 2004, primarily reflecting cost savings driven by the restructuring initiatives commenced in 2003 and 2004 as previously discussed.
      Depreciation and amortization. Depreciation and amortization expense decreased $34.0 million, or 7 percent, in 2005 and $8.0 million, or 2 percent, in 2004. The decreases in depreciation and amortization expense in both years primarily resulted from a reduction in depreciation rates for certain of Spinco’s ILEC operations, reflecting the results of studies of depreciable lives completed during 2005 and 2004. During the second quarter of 2004, a triennial study of depreciable lives was completed related to Spinco’s Nebraska ILEC operations as required by the Nebraska Public Service Commission. In addition, Spinco completed studies of depreciable lives during 2005 related to its Florida, Georgia and South Carolina ILEC operations, which also resulted in a reduction in depreciation rates. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the ILEC plant based on Spinco’s expected future network utilization and capital expenditure levels required to provide service to its customers. During 2006, Spinco expect to review the depreciation rates utilized in its remaining ILEC operations.
      Royalty expense to Parent. Royalty expense to Alltel decreased 1 percent in both 2005 and 2004, or $1.4 million and $2.8 million, respectively. Spinco’s ILEC subsidiaries incur a royalty expense from Alltel for the use of the Alltel brand name in marketing and distributing telecommunications products and services pursuant to a licensing agreement with an Alltel affiliate. Following the spin off and merger with Valor, Spinco no longer expects to incur this charge as it will no longer use the Alltel brand name.
      Segment income. Wireline segment income decreased $10.9 million, or 2 percent, in 2005 and increased $42.1 million, or 7 percent, in 2004. The decrease in segment income in 2005 primarily resulted from the decline in revenues and sales due to the loss of access lines, which were partially offset by the favorable effects of reduced depreciation rates, as discussed above. Conversely, the increase in 2004 primarily reflected the selling of additional services and features to existing wireline customers, growth in Spinco’s Internet operations, the effects of the incremental strike-related and maintenance costs incurred in 2003 and its cost savings and expense control efforts discussed above.
      Set forth below is a summary of the restructuring and other charges related to the wireline operations that were not included in the determination of segment income for the years ended December 31:

	2005	2004	2003

	(Millions)
Severance and employee benefit costs	$4.4	$11.2	$7.0
Relocation costs	—	1.2	—
Lease and contract termination costs	—	(1.8)	—
Costs associated with pending spin-off and merger of wireline operations	31.3	—	—
Write-down of software development costs	—	—	1.8
Other exit costs	—	0.7	—

Total restructuring and other charges	$35.7	$11.3	$8.8

Accounting for Regulated Entities
      For a discussion of the accounting for regulated enterprises followed by Spinco see “Accounting for Regulated Entities” beginning on page [       ●        ] of this proxy statement/prospectus-information statement.

Product Distribution

	2005	2004	2003

	(Millions, except customers in
	thousands)
Revenues and sales:
Product distribution	$307.9	$257.5	$278.9

Total revenues and sales	$307.9	$257.5	$278.9

Costs and expenses:
Cost of products sold	289.2	239.5	259.5
Selling, general, administrative and other	12.4	12.4	13.6
Depreciation and amortization	1.9	2.5	2.4

Total costs and expenses	303.5	254.4	275.5

Segment income	4.4	3.1	3.4

      Revenues and sales. Revenues and sales from Spinco’s Product Distribution operations represent sales of equipment to affiliated and non-affiliated communications companies, business system suppliers, govern-

ments and retail and industrial companies. Such revenues and sales increased $50.4 million, or 20 percent, in 2005 and decreased $21.4 million, or 8 percent, in 2004. As noted in the table above, the increase in revenues and sales in 2005 primarily reflected growth in sales of telecommunications equipment, primarily due to an increase in capital expenditures by Spinco’s wireline operations and data products. The decrease in revenues and sales in 2004 reflected declines in sales of telecommunications equipment, primarily due to a reduction in capital expenditures by Spinco’s wireline operations. For the year ended December 31, 2005, intercompany sales were $177.0 million of $307.9 million total revenues and sales.
      Segment income. Product distribution segment income increased $1.3 million, or 42 percent, in 2005 and remained substantially unchanged in 2004. The increase in 2005 was primarily due to a decrease in depreciation and amortization expense based on certain assets being fully depreciated.
      Set forth below is a summary of the restructuring and other charges related to the other operations that were not included in the determination of segment income for the years ended December 31:

	2005	2004	2003

	(Millions)
Severance and employee benefit costs	$—	$0.1	$—

Total restructuring and other charges	$—	$0.1	$—

Other Operations

	2005	2004	2003

	(Millions, except customers in
	thousands)
Revenues and sales:
Long-distance	$180.4	$174.1	$182.4
Directory publishing	154.7	155.9	122.6
Telecommunications information services	17.2	41.8	108.8

Total revenues and sales	352.3	371.8	413.8

Costs and expenses:
Cost of services	138.9	155.6	190.1
Cost of products sold	114.9	126.8	107.8
Selling, general, administrative and other	51.8	42.7	47.7
Depreciation and amortization	4.1	3.8	6.8

Total costs and expenses	309.7	328.9	352.4

Segment income	$42.6	$42.9	$61.4

Long-distance customers	1,750.8	1,770.8	1,680.2
      Revenues and sales. Revenues and sales from Spinco’s Other Operations are derived from (i) revenues associated with publishing directories for affiliated and non-affiliated local exchange carriers, (ii) charges for long-distance services including toll-free, calling card services, dedicated access conference calling and bill management performed in connection with our long-distance business and (iii) charges for telecommunications information services, primarily customer billing services, provided to other telecommunications companies. Following completion of the spin-off and merger with Valor, Windstream does not expect to generate any further revenue from the telecommunications information services business as Spinco’s remaining customer as of March 31, 2006 is Valor. Such revenues and sales decreased $19.5 million, or 5 percent, in 2005 and decreased $41.9 million, or 10 percent, in 2004. As noted in the table above, the decrease in revenues and sales in 2005 primarily reflected declines in revenues earned from telecommunications information services due to the loss of one of Spinco’s remaining unaffiliated wireline services customers during the fourth quarter of 2004. Revenues derived from long-distance services increased $6.3 million in 2005, primarily due to an increase in customer billing rates initiated during the second quarter of 2005 on one of Spinco’s most popular billing plans. This increase in rates was partially offset by the effects of customers migrating to packaged rate plans and the decline in long-distance customers. In response to competitive pressures, Spinco has introduced packaged rate plans in its long-distance markets that provide customers with unlimited calling for one flat monthly rate. Revenues derived from directory publishing services in 2005 were relatively unchanged from 2004.
      The decrease in revenues and sales in 2004 reflected declines in sales of long-distance services and telecommunications information services, partially offset by an increase in directory publishing revenues. Revenues attributable to long-distance services declined $8.2 million in 2004. Although the number of long-distance customers served increased during 2004, revenues decreased, primarily due to declining usage by residential customers and a reduction in customer billing rates due to competition. Telecommunications information services revenues decreased $67.1 million in 2004, primarily due to the December 2003 sale of certain assets and related liabilities, including selected customer contracts and capitalized software development costs, to Convergys, and the loss of one of Spinco’s remaining unaffiliated wireline services customers. The customer contracts sold to Convergys represented approximately 48 percent of the total revenues and sales reported by the telecommunications information services operations in 2003.
      Directory publishing revenues increased $33.3 million in 2004, primarily due to an increase in the number of directory contracts published, including the initial publication of directories for the acquired Kentucky and Nebraska operations previously discussed. In addition, the increase in 2004 also reflected a change in accounting for directory contracts in which Spinco has a secondary delivery obligation. Effective January 1, 2003, Spinco began deferring a portion of its revenues and related costs to provide for secondary deliveries. As a result, revenues and related costs associated with any directories for which secondary deliveries were required, but not yet made, were deferred, resulting in a reduction in directory publishing revenues in 2003 of $5.3 million.
      Segment income. Other operations segment income remained substantially unchanged in 2005 and decreased $18.5 million, or 30 percent, in 2004. The decline in 2004 was primarily due to the decrease in revenues and sales noted above. The adverse effects on segment income attributable to the decrease in revenues and sales in 2004 were partially offset by improved profit margins in the directory publishing operations. Profit margins for the directory publishing operations in 2003 had been adversely affected by increased selling, marketing and other start-up costs incurred in order for Spinco’s publishing subsidiary to begin providing all directory publishing services, except printing, for all directory contracts published in 2004. Except for a limited number of directory contracts published in 2003, these publishing services were previously contracted out to a third party. Partially offsetting the 2004 improvement in the profit margins of the directory publishing operations attributable to the favorable effects of the start-up costs incurred in 2003 was an increase in bad debt expense of $6.1 million.
      Set forth below is a summary of the restructuring and other charges related to the other operations that were not included in the determination of segment income for the years ended December 31:

	2004	2003

	(Millions)
Severance and employee benefit costs	$0.3	$—
Relocation costs	0.1	—
Lease and contract termination costs	—	(0.4)
Write-down of software development costs	—	3.8

Total restructuring and other charges	$0.4	$3.4

Segment Capital Requirements
      The primary uses of cash for Spinco’s operating segments are capital expenditures for property, plant and equipment and expenditures for capitalized software development to support Spinco’s wireline operations.

Annual capital expenditures and expenditures for software development by operating segment are forecasted as follows for 2006:

				Software
	Capital Expenditures			Development

					Totals

				(Millions)
Wireline	$343.0	-	$348.0	$2.0	$345.0	-	$350.0
Product Distribution	2.0	-	2.0	—	2.0	-	2.0
Other	3.0	-	3.0	—	3.0	-	3.0

Totals	$348.0	-	$353.0	$2.0	$350.0	-	$355.0

      Capital expenditures for 2006 will be primarily incurred to construct additional network facilities and to upgrade Spinco’s telecommunications network. The forecasted spending levels in 2006 are subject to revision depending on changes in future capital requirements of Spinco’s business segments. Both of Spinco’s operating segments in 2005 generated positive cash flows sufficient to fund their day-to-day operations and to fund their capital requirements. Spinco expects its operating segments to continue to generate sufficient cash flows in 2006 to fund their operations and capital requirements.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	2005	2004	2003

	(Millions)
Cash flows from (used in):
Operating activities	$953.9	$962.2	$1,135.0
Investing activities	(352.7)	(329.7)	(356.9)
Financing activities	(602.4)	(627.1)	(784.2)
Effect of exchange rate changes	—	(0.1)	0.8

Change in cash and short-term investments	$(1.2)	$5.3	$(5.3)

Cash Flows from Operations
      For each of the three years in the period ended December 31, 2005, cash provided from operations was Spinco’s primary source of funds. The decreases in cash provided from operations in both 2005 and 2004 primarily reflected the decline in earnings from Spinco’s Wireline operations segment. Cash flows from operations in 2004 was also adversely affected by changes in working capital requirements, including timing differences in the billing and collection of accounts receivables and the payment of trade payables and taxes. During 2005, Spinco generated sufficient cash flows from operations to fund its capital expenditure requirements, dividend payments to Alltel and scheduled long-term debt payments as further discussed below. Spinco expects to generate sufficient cash flows from operations to fund its operating requirements in 2006.

Cash Flows Used in Investing Activities
      Capital expenditures continued to be Spinco’s primary use of capital resources. Capital expenditures were $352.9 million in 2005, $333.3 million in 2004 and $383.2 million in 2003. Capital expenditures in each of the past three years were incurred to construct additional network facilities and to upgrade Spinco’s telecommunications network in order to offer other communications services, including long-distance, Internet and broadband communications services. During each of the past three years, Spinco funded substantially all of its capital expenditures through internally generated funds. As indicated in the table above under “Segment Capital Requirements,” Spinco expects capital expenditures to be approximately $348.0 million to $353.0 million for 2006, which will be funded primarily from internally generated funds. Investing activities also included outlays for capitalized software development costs, which were $4.0 million in 2005, $4.5 million in 2004 and $7.6 million in 2003. As indicated in the table above under “Segment Capital Requirements,” Spinco expects expenditures for capitalized software development to be approximately $2.0 million for 2006, which also will be funded from internally generated funds.

      Cash flows from investing activities for 2003 included $37.0 million of proceeds received from the sale to Convergys of certain assets related to Spinco’s telecommunications information services operations, as previously discussed.

Cash Flows Used in Financing Activities
      Dividend payments to Alltel remained a significant use of Spinco’s capital resources during each of the three years in the period ended December 31, 2005. Dividend payments to Alltel amounted to $233.6 million in 2005, $239.1 million in 2004 and $232.4 million in 2003. Prior to the spin-off, Spinco expects to continue the payment of cash dividends to Alltel during 2006. Operating cash flows are expected to be sufficient to fund the future dividend payments to Alltel.
      As further discussed under “Liquidity and Capital Resources,” in connection with the spin-off, Spinco will pay a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in its operations, currently estimated to be approximately $2.275 billion. Spinco will fund the special dividend payment from borrowings under a new senior secured credit agreement or the issuance of unsecured debt securities in a private placement.
      Retirements of long-term debt amounted to $22.1 million in both 2005 and 2004 and $282.6 million in 2003. Retirements of long-term debt in 2005 and 2004 reflected the required scheduled principal payments under Spinco’s existing long-term debt obligations. In addition to the required scheduled principal payments, retirements of long-term debt in 2003 included the repayment of $249.1 million of long-term debt outstanding under the Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank programs. (See Note 4 to the combined financial statements for additional information regarding Spinco’s long-term debt.)
      Spinco participates in the centralized cash management practices of Alltel. Under these practices, cash balances are transferred daily to Alltel bank accounts, and Spinco obtains interim financing from Alltel to fund its daily cash requirements and invest short-term excess funds with Alltel. At December 31, 2005 and 2004, Spinco had a net payable to Alltel which is included in the line item “Parent Company Investment” in the accompanying combined balance sheets and statements of equity. During each of the past three years, Spinco reduced its overall net borrowings from Alltel. Reductions in advances from Alltel amounted to $346.7 million in 2005, $365.9 million 2004 and $269.2 million in 2003.

Liquidity and Capital Resources
      Spinco believes that it has adequate operating cash flows to finance its ongoing operating requirements, including capital expenditures, repayment of long-term debt and payment of dividends to Alltel. As previously discussed, however, in conjunction with the spin-off, Spinco will pay a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in its wireline operations, currently estimated to be approximately $2.275 billion, which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off, and will distribute to Alltel the exchange notes, which Alltel intends to exchange for outstanding Alltel debt securities or otherwise transfer to Alltel’s creditors thereby reducing Alltel’s outstanding indebtedness. In addition, in conjunction with the merger with Valor, Spinco expects to repay approximately $81.0 million of its existing long-term debt obligations, including accrued interest. Upon repayment of Spinco’s existing long-term debt obligations, Spinco expects to incur approximately $8.1 million of prepayment penalties. Prior to the distribution and merger, Spinco will consummate certain financing transactions pursuant to which it will incur approximately $3.978 billion in indebtedness through (1) borrowing under a new senior secured credit agreement or the issuance of senior unsecured debt securities in an offering under Rule 144A, promulgated under the Securities Act of 1933, as amended and (2) the distribution of the exchange notes to Alltel. All proceeds of the financing will be used to pay the consideration to be received by Alltel for the contribution (through payment of the special dividend and distribution of the exchange notes) and to pay related fees and expenses. Alltel has received a commitment letter from various financial institutions to provide Spinco with up to $4.2 billion in senior secured credit facilities comprised of term loan facilities in an aggregate amount of up to $3.7 billion and a revolving credit facility of up to

$500 million to pay the special dividend and to fund its other financing requirements related to the spin-off and merger with Valor.
      By virtue of the merger, Windstream will assume $267.0 million in Alltel debt (which includes accrued and unpaid interest through the closing date), of which $81.0 million (plus related make-whole premiums) will be refinanced with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in an offering under Rule 144A. Windstream will also assume $400.0 million in outstanding Valor notes, which will be equally and ratably secured with debt under the new credit facilities. Windstream will be required to offer to repurchase any of the outstanding Valor notes that may be tendered as a result of the merger, which constitutes a change of control under the indenture governing the Valor notes, and will borrow additional amounts under its new credit facilities to the extent necessary to fund the purchase of any Valor notes that are tendered. In addition, Windstream will refinance approximately $781.0 million (plus related premiums) outstanding under Valor’s existing credit facility with borrowings from its new credit facilities and/or a portion of the net proceeds from the issuance of senior unsecured debt securities in a Rule 144A offering. The amounts assumed by Windstream, together with the issuance of the debt securities, the borrowings under the new credit facilities and certain expenses related to the spin-off, merger and financing transactions, will result in Windstream having approximately $5.5 billion in total debt immediately following completion of the merger.
      Certain of Spinco’s debt agreements contain various covenants and restrictions specific to the subsidiary that is the legal counterparty to the agreement. As of March 31, 2006 and December 31, 2005, Spinco was in compliance with all such covenants and restrictions.
      At March 31, 2006 and December 31, 2005, current maturities of long-term debt were $22.1 million. Spinco expects to fund the payment of this obligation through operating cash flows.

Pension Plans
      Substantially all of Spinco’s employees participate in a qualified defined benefit pension plan maintained by Alltel. Prior to January 1, 2005, employees of Spinco’s directory publishing subsidiary did not participate in the plan. In December 2005, the qualified defined benefit pension plan was amended such that future benefit accruals for all eligible non-bargaining employees ceased as of December 31, 2005 (December 31, 2010 for employees who had attained age 40 with two years of service as of December 31, 2005). Alltel also maintains a supplemental executive retirement plan that provides unfunded, non-qualified supplemental retirement benefits to a select group of Spinco’s management employees. In addition, Alltel has entered into individual retirement agreements with certain of Spinco’s retired executives providing for unfunded supplemental pension benefits. Spinco received allocations of pension expense related to these plans from Alltel totaling $15.1 million in 2005, $11.3 million in 2004 and $16.4 million in 2003. The amount of pension expense recognized by Spinco during 2006 may change as employees performing shared functions are identified to join Spinco, and such change may be material. As of December 31, 2005 and 2004, no allocation of Spinco’s share of the pension plans’ assets or liabilities had been included in its financial statements. Upon completion of the spin-off, the amount of pension plans’ assets or liabilities related to Spinco’s employees will be allocated from Alltel.
      Alltel calculated Spinco’s annual pension expense for 2006 based upon a number of actuarial assumptions, including an expected long-term rate of return on qualified pension plan assets of 8.50 percent and a discount rate of 5.80 percent. In developing the expected long-term rate of return assumption, Alltel evaluated historical investment performance, as well as input from its investment advisors. Projected returns by such advisors were based on broad equity and bond indices. Alltel also considered the pension plan’s historical returns since 1975 of 11.0 percent. Its expected long-term rate of return on qualified pension plan assets is based on a targeted asset allocation of 70 percent to equities, with an expected long-term rate of return of 10 percent, and 30 percent to fixed income assets, with an expected long-term rate of return of 5 percent. For the year ended December 31, 2005, the actual return on qualified pension plan assets was 7.2 percent.
      The discount rate selected is based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for 2006, Alltel reviewed the high-grade bond indices published by Moody’s and Standard & Poor’s as of December 31, 2005 and other available market data and constructed a hypothetical portfolio of high quality bonds with maturities that mirrored the expected payment stream of its pension benefit obligation. The discount rate determined on this basis decreased from 6.00 percent at December 31, 2004 to 5.80 percent at December 31, 2005.
      In conjunction with the spin off, Spinco’s employees and retirees will cease to participate in Alltel’s qualified defined benefit pension plan. Spinco will establish a separate plan that will mirror Alltel’s plan, which will recognize its employees’ and retirees’ prior rights and benefits under the Alltel pension plan. Alltel will transfer an amount, currently estimated to be approximately $750.0 million, from Alltel’s qualified defined benefit pension plan to Spinco’s plan trust. The actual amount of the transfer will be determined upon completion of the spin-off. Spinco does not expect that any contributions to the plan calculated in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974 will be required in 2006. Future contributions to the plan will depend on various factors, including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the qualified pension plan.

Other Postretirement Benefits
      Spinco provides postretirement healthcare and life insurance benefits for eligible employees. Retired employees share a portion of the cost of these benefits. Spinco funds the accrued costs of these plans as benefits are paid. Spinco incurred postretirement benefits expense totaling $16.7 million in 2005, $14.5 million in 2004 and $18.1 million in 2003. Postretirement benefits expense for 2006 is estimated to be approximately $16.6 million. As of December 31, 2005 and 2004, $89.0 million and $80.5 million, respectively, of the postretirement benefits plans’ liabilities were included in the other liabilities in the accompanying combined balance sheets.
      Spinco calculated its annual postretirement expense for 2006 based upon a number of actuarial assumptions, including a healthcare cost trend rate of 10.00 percent and a discount rate of 5.70 percent. Consistent with the methodology used to determine the appropriate discount rate for Alltel’s pension obligations, the discount rate selected for postretirement benefits is based on a hypothetical portfolio of high quality bonds with maturities that mirrored the expected payment stream of the benefit obligation. The discount rate determined on this basis decreased from 6.00 percent at December 31, 2004 to 5.70 percent at December 31, 2005. Lowering the discount rate by an additional 0.25 percent (from 5.70 percent to 5.45 percent) would result in an increase in Spinco’s allocation of postretirement expense of approximately $400,000 in 2006.
      The healthcare cost trend rate is based on Spinco’s actual medical claims experience and future projections of medical costs. For the year ended December 31, 2005, a one percent increase in the assumed healthcare cost trend rate would increase Spinco’s postretirement benefit cost by approximately $1.1 million, while a one percent decrease in the rate would reduce its allocation of postretirement benefit cost by approximately $1.0 million.
      Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”), beginning in 2006, the Act will provide a prescription drug benefit under Medicare Part D, as well as a federal subsidy to plan sponsors of retiree healthcare plans that provide a prescription drug benefit to their participants that is at least actuarially equivalent to the benefit that will be available under Medicare. The amount of the federal subsidy will be based on 28 percent of an individual beneficiary’s annual eligible prescription drug costs ranging between $250 and $5,000. Based on Spinco’s understanding of the Act, it determined that a substantial portion of the prescription drug benefits provided under its postretirement benefit plan would be deemed actuarially equivalent to the benefits provided under Medicare Part D. On January 21, 2005, the Department of Health and Human Services issued final federal regulations related to the federal subsidy. These final rules did not have a material effect on Spinco’s benefit costs or accumulated postretirement benefit obligation.

Off-Balance Sheet Arrangements
      Spinco does not use securitization of trade receivables, affiliation with special purpose entities, variable interest entities or synthetic leases to finance its operations. Additionally, Spinco has not entered into any arrangement requiring it to guarantee payment of third party debt or to fund losses of an unconsolidated special purpose entity.

Contractual Obligations and Commitments
      Set forth below is a summary of Spinco’s material contractual obligations and commitments as of December 31, 2005:

	Payments Due by Period

	Less			More
	Than	1-3	3-5	Than
	1 Year	Years	Years	5 Years	Total

	(Millions)
Long-term debt, including current maturities(a)	$22.1	$45.7	$39.9	$154.1	$261.8
Interest payments on long-term debt obligations	18.8	32.5	25.4	128.0	204.7
Operating leases	5.0	6.7	3.6	2.5	17.8
Purchase obligations(b)	1.3	0.6	—	—	1.9
Other long-term liabilities(c)	32.3	98.4	99.4	607.7	837.8

Total contractual obligations and commitments	$79.5	$183.9	$168.3	$892.3	$1,324.0

(a)	Excludes $(1.0) million of unamortized discounts included in long-term debt at December 31, 2005.

(b)	Purchase obligations represent amounts payable under noncancellable contracts and primarily represent agreements for software licensing.

(c)	Other long-term liabilities primarily consist of deferred tax liabilities and other postretirement benefit obligations.
      Under Spinco’s long-term debt borrowing agreements, acceleration of principal payments would occur upon payment default, violation of debt covenants not cured within 30 days or breach of certain other conditions set forth in the borrowing agreements. At December 31, 2005, Spinco was in compliance with all of its debt covenants. There are no provisions within any of Spinco’s leasing agreements that would trigger acceleration of future lease payments. (See Notes 4, 6, 10 and 11 to the consolidated financial statements for additional information regarding certain of the obligations and commitments listed above.)

Market Risk
      Because Spinco does not hold significant investments in marketable equity securities, it is not subject to material market risk from changes in marketable equity security prices. In addition, because Spinco does not have business operations in foreign countries, it is not subject to foreign currency exchange rate risk from movements of foreign currency. Finally, because all of Spinco’s outstanding borrowings are at fixed interest rates, it also is not subject to material market risk from changes in interest rates.

Critical Accounting Policies
      Spinco prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States. Spinco’s significant accounting policies are discussed in detail in Note 1 to the consolidated financial statements. Certain of these accounting policies as discussed below require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These critical accounting policies include the following:

In evaluating the collectibility of Spinco’s trade receivables, it assesses a number of factors including a specific customer’s ability to meet its financial obligations to it, as well as general factors, such as the length of time the receivables are past due and historical collection experience. Based on these assumptions, Spinco records an allowance for doubtful accounts to reduce the related receivables to the amount that it ultimately expects to collect from customers. If circumstances related to specific customers change or economic conditions worsen such that Spinco’s past collection experience is no longer relevant, its estimate of the recoverability of its trade receivables could be further reduced from the levels provided for in the consolidated financial statements. At December 31, 2005, Spinco’s allowance for doubtful accounts was $14.1 million. A 10 percent increase in this reserve would have increased the provision for doubtful accounts by $1.4 million for the year ended December 31, 2005.

The annual costs of providing pension and other postretirement benefits are based on certain key actuarial assumptions as discussed above. As previously discussed, the discount rate selected is based on a review of current market interest rates on high-quality, fixed-rate debt securities adjusted to reflect Spinco’s longer duration of expected future cash outflows for benefit payments. The expected return on plan assets reflects Spinco’s view of the long-term returns available in the investment market based on historical averages and consultation with investment advisors. The healthcare cost trend rate is based on Alltel’s actual medical claims experience and future projections of medical costs. See “Pension Plans” and “Other Postretirement Benefits” for the effects on Spinco’s future benefit costs resulting from changes in these key assumptions.

The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and finite-lived intangible assets. Although Spinco believes it is unlikely that any significant changes to the useful lives of its tangible or finite-lived intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and Spinco’s future operating results. In addition, as previously discussed, during 2005 and 2004, Spinco reduced the depreciation rates on property, plant and equipment used in certain of Spinco’s ILEC markets based on studies of the related lives. Spinco also intends to perform similar studies on the property, plant and equipment used in its remaining ILEC markets during 2006. Spinco cannot predict what impact the results of those studies will have on depreciation and amortization expense in 2006. However, an extension of the average useful life of Spinco’s property, plant and equipment and finite-lived intangible assets of one year would decrease depreciation and amortization expense by approximately $20.5 million per year, while a reduction in the average useful life of one year would increase depreciation and amortization expense by approximately $24.0 million per year.

In accordance with SFAS No. 142, Spinco tests its goodwill and other indefinite-lived intangible assets for impairment at least annually, which requires it to determine the fair value of these intangible assets, as well as the fair value of its reporting units. For purposes of testing goodwill, fair value of the reporting units is determined utilizing a combination of the discounted cash flows of the reporting units and calculated market values of comparable public companies. Fair value of the other indefinite-lived intangible assets is determined based on the discounted cash flows of the related business segment. During 2005 and 2004, no write-downs in the carrying values of either goodwill or indefinite-lived intangible assets were required based on their calculated fair values. In addition, reducing the calculated fair values of goodwill and the other indefinite-lived intangible assets by five percent would not have resulted in an impairment of the carrying value of the related assets in either 2005 or 2004. Changes in the key assumptions used in the discounted cash flow analysis due to changes in market conditions could adversely affect the calculated fair values of goodwill and other indefinite-lived intangible assets, materially affecting the carrying value of these assets and Spinco’s future consolidated operating results.

Spinco’s estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are disclosed in Note 10 to the consolidated financial statements and reflect its assessment of future tax consequences of transactions that have been reflected in its financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal, state and foreign taxing authorities. Included in the calculation of Spinco’s annual income tax expenses are the effects of changes, if any, to its income tax contingency reserves. Spinco maintains income tax contingency reserves for potential assessments from the IRS or other taxing authorities. The reserves are determined based upon Spinco’s judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the tax contingency reserves could materially affect its future consolidated operating results in the period of change.

Legal Proceedings
      Spinco is party to various legal proceedings arising in the ordinary course of business. Although the ultimate resolution of these various proceedings cannot be determined at this time, Spinco does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on its future results of operations or financial condition. In addition, Spinco is currently not aware of any environmental matters that, individually or in the aggregate, would have a material adverse effect on its consolidated financial condition or results of operations.

Recently Issued Accounting Pronouncements
      On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123 and supercedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. On March 25, 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) 107, which summarizes the staff’s views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides additional guidance regarding the valuation of share-based payment arrangements for public companies. On April 15, 2005, the SEC amended Rule 4-01(a) of Regulation S-X regarding the date public companies are required to comply with the provisions of SFAS No. 123(R), such that calendar year companies will now be required to comply with the standard beginning January 1, 2006. Upon adoption of the standard on January 1, 2006, we followed the modified prospective transition method and will value our share-based payment transactions using a Black-Scholes valuation model. Under the modified prospective transition method, we recognized compensation cost in our consolidated financial statements for all awards granted after January 1, 2006 and for all existing awards for which the requisite service has not been rendered as of the date of adoption. Prior period operating results were not restated. For further discussion of the adoption of SFAS No. 123(R) see the accompanying notes to the unaudited combined condensed financial statements.

SPINCO — DESCRIPTION OF BUSINESS
General
      Spinco owns subsidiaries that provide wireline local, long-distance, network access and Internet services. Telecommunications products are warehoused and sold by its distribution subsidiary. A subsidiary also publishes telephone directories for affiliates and other independent telephone companies. In addition, a subsidiary provides billing, customer care and other data processing and outsourcing services to telecommunications companies. Spinco is incorporated in the state of Delaware.
Employees
      At March 31, 2006, Spinco had 6,967 employees. Within Spinco’s work force, approximately 1,363 employees are part of collective bargaining units. During 2005, Spinco had no material work stoppages due to labor disputes with its unionized employees. Spinco recently entered into a new union contract for its Kentucky operations, which covers approximately 350 employees. The new contract will expire on June 7, 2009. The previous union contract for Spinco’s Kentucky operations was scheduled to expire on June 7, 2006.
Organizational Structure and Operating Segments
      Spinco has focused its communications business strategy on enhancing the value of its customer relationships by offering additional products and services and providing superior customer service. Through the acquisition of Verizon’s wireline properties in Kentucky, completed in 2002, Spinco added more than 500,000 customers. As of March 31, 2006, including customers of its wireline and long-distance services, Spinco serves more than 2.9 million local telecommunications customers in 15 states. Spinco operates its communications businesses as a single operation capable of delivering to customers one-stop shopping for a full range of communications products and services. In addition to its wireline and long-distance service offerings, Spinco also provides Internet, broadband products and services (“DSL”), and cable television services in select markets.
      Spinco is organized based on the products and services that it offers. Under this organizational structure, Spinco’s communications operations consist of its Wireline, Other Operations and Product Distribution business segments. The wireline segment consists of Spinco’s incumbent local exchange carrier (“ILEC”), competitive local exchange carrier (“CLEC”) and Internet access operations. The Other Operations segment consists of Spinco’s long-distance and network management services, directory publishing operations and telecommunications information services. The Product Distribution segment consists of Spinco’s communications products operations.
ILEC Operations
      Spinco’s ILEC subsidiaries provide local telephone service to 2.9 million customers primarily located in rural areas in 15 states. The ILEC subsidiaries also offer facilities for private line, data transmission and other communications services.
      Local service operations provide lines from telephone exchange offices to customer premises for the origination and termination of telecommunications services including basic dial-tone service and dedicated private line facilities for the transport of data and video. Spinco also offers various enhanced service features including call waiting, call forwarding, caller identification, three-way calling, no-answer transfer and voicemail. Additional local service revenues are derived from charges for equipment rentals, equipment maintenance contracts, information and directory assistance and public payphone services. Spinco also provides cable television service to approximately 35,000 customers in Georgia and Missouri. The cable television properties are not significant to Spinco’s wireline operating results.
      Network access and interconnection services are provided by Spinco by connecting the equipment and facilities of its customers to the communications networks of long-distance carriers, CLECs, competitive switched and special access providers, and wireless service providers. These companies pay access and network usage charges to Spinco’s local exchange subsidiaries for the use of their local networks to originate and terminate their voice and data transmissions. Network access revenues also include amounts derived from DSL services. Miscellaneous revenues primarily consist of revenues derived from Spinco’s Internet access services, charges for billing and collections services provided to long-distance companies, customer premise equipment sales and directory advertising services.
Competition
      Many of Spinco’s ILEC operations have begun to experience competition in their local service areas. Sources of competition to Spinco’s local exchange business include, but are not limited to, resellers of local exchange services, interexchange carriers, satellite transmission services, wireless communications providers, cable television companies, and competitive access service providers including those utilizing Unbundled Network Elements-Platform (“UNE-P”), voice-over-Internet-protocol (“VoIP”) providers and providers using other emerging technologies. Through March 31, 2006, this competition has not had a material adverse effect on the results of operations of Spinco’s wireline operations, although competition has adversely affected its access line growth rates. Customer access lines decreased 4 percent during the twelve months ended December 31, 2005, and 1% during the three months ended March 31, 2006. Spinco lost approximately 23,000 access lines during the first quarter of 2006 and 124,000 access lines during 2005, primarily as a result of the effects of wireless and broadband substitution for its wireline services. Spinco expects the number of access lines served by its wireline operations to continue to be adversely affected by wireless and broadband substitution in the remainder of 2006. In addition, although Spinco has not yet seen significant competition from VoIP providers, it also expects VoIP substitution to adversely impact the number of access lines served by its wireline operations during the remainder of 2006.
      To address competition, Spinco is focusing its efforts on marketing and selling additional products and services to its customers by bundling together and offering at competitive rates its various product offerings, including long-distance, Internet and DSL services. Deployment of DSL service is an important strategic initiative for Spinco. During 2005, Spinco added approximately 154,000 DSL customers, continuing a three year long trend of strong growth in this service offering. For the twelve months ended December 31, 2005, the number of DSL customers grew by more than 60 percent to approximately 400,000 customers, or approximately 20 percent of Spinco’s addressable access lines. During the first quarter of 2006, Spinco added approximately 44,000 DSL customers, increasing the total to more than 440,000 customers. During the first quarter of 2006 and the full year of 2005, the growth rate in Spinco’s DSL customers outpaced the rate of decline in customer access lines discussed above. In addition, during the fourth quarter of 2005, Spinco began offering DISH network satellite television service to its residential customers as part of a bundled product offering. In addition to its marketing efforts, Spinco remains focused on providing improved customer service, increasing operating efficiencies and maintaining the quality of its network.
      Although DSL services have been a source of revenue and customer growth for Spinco in the first quarter of 2006 and 2005, 2004 and 2003, that service offering experiences competition from other broadband service providers, including cable television and satellite transmission service providers. Under the Federal Communications Commission’s recent decision in its Triennial Review proceeding, as further discussed below under the caption “Local Service — Regulation,” it appears that Spinco’s provisioning of broadband DSL services will be largely deregulated. In addition, a number of carriers have begun offering voice telecommunications services utilizing the Internet as the means of transmitting those calls. This service, commonly know as VoIP telephony, is challenging existing regulatory definitions. As further discussed below under the caption “Network Access Services — Regulation,” on March 10, 2004, the Federal Communications Commission (“FCC”) adopted a Notice of Proposed Rulemaking that will consider the appropriate regulatory treatment of Internet-enabled communications services and address which regulatory requirements, for example, those relating to E-911, disability accessibility, access charges, and universal service, should be extended to Internet-enabled services. The results of the FCC’s proceedings related to VoIP could have a significant effect on Spinco’s wireline operations.

Local Service — Regulation
      Spinco’s ILECs are regulated by both federal and state agencies. Spinco’s interstate products and services and the related earnings are subject to federal regulation by the FCC and its local and intrastate products and services and the related earnings are subject to regulation by state public service commissions (“PSCs”). The FCC has primary jurisdiction over interstate switched and special access rates and Spinco’s DSL service offering. State PSCs have primary jurisdiction over matters including local service rates, intrastate access rates, quality of service, depreciation rates, the disposition of public utility property, the issuance of securities or debt, and the accounting systems used by these companies.
Federal Regulation
      With the exception of the Nebraska and a portion of the Kentucky operations, Spinco’s interstate ILEC operations, primarily access charges, are subject to rate-of-return regulation federally by the FCC. The Nebraska and a portion of the Kentucky interstate operations are subject to price-cap regulation by the FCC that allows a greater degree of pricing flexibility than is afforded to Spinco’s rate-of-return operations. Companies meeting certain criteria had the option to elect price-cap regulation for interstate services as part of an FCC order issued in May 2000 (the “CALLS plan”). The CALLS plan expired on June 30, 2005, and to date, the FCC had not established a successor mechanism for regulating price-cap companies. Nonetheless, the existing rules and regulations for price-cap companies remain effective until the FCC modifies or otherwise replaces them with a successor mechanism.
      The FCC requires ILECs to interconnect their networks with the networks of other telecommunications carriers in order to foster competition. These requirements obligate Spinco to unbundle many of its existing products and services into network elements so that they are made available to other telecommunications companies at wholesale rates. Furthermore, Spinco is obligated to allow other telecommunications carriers to locate their network equipment on the premises of the incumbent local exchange carriers for the purpose of exchanging traffic and to compensate one another for the transport and termination of calls on one another’s networks.
      Today, providers of communications services are regulated differently depending primarily upon the network technology used to deliver service. This “patchwork” regulatory approach unfairly advantages certain companies and disadvantages others, which impedes market-based competition where service providers, regardless of technology, exchange telecommunications traffic between their networks and are competing for the same customers.
      In an effort to update the “patchwork” regulatory approach, Congress began the legislative reform process in July 2005 when two separate telecommunications bills were introduced in the U.S. Senate. The first bill, entitled the “Broadband Investment and Consumer Choice Act”, was introduced on July 27, 2005. This bill reduces the existing level of government regulation within the telecommunications industry in favor of market-based competition and provides for parity in the remaining rules governing functionally equivalent services, such as broadband access to the Internet either via DSL, cable modem or other technological means. Another bill, entitled “the Universal Service for the 21st Century Act”, was introduced on July 29, 2005. This bill changes the way telecommunications companies contribute to the universal service fund, establishes limited support for broadband investment in unserved areas and calls for the FCC to establish inter-carrier compensation reform within six months of enactment.
      Two telecommunications reform bills have also been introduced in the U.S. House of Representatives. The first bill, entitled the “Universal Service Reform Act of 2006”, was introduced on March 30, 2006. This bill would broaden the base of contributors to the universal service fund, allow universal service funding for broadband deployment and cap the total amount of USF at current levels. The second bill, entitled the “Communications Opportunity, Promotion and Enforcement Act of 2006”, was approved by the House Energy and Commerce Subcommittee on April 6, 2006. This bill is tailored to speed telecommunication carrier entry into the video market by eliminating the need for local franchise approvals. The bill also addresses “net neutrality” by giving the FCC the authority to enforce its 2005 broadband policy statement and related principles. The bill would also give VoIP providers the same rights and obligations as telecommunica-

tion carriers with regards to interconnection and access to E911 databases. The bill also allows local governments to offer competitive communications services.
      Except for certain of its subsidiaries in Nebraska, Ohio and Kentucky, Spinco’s local exchange subsidiaries are rural telephone companies, as defined under the 96 Act, and are exempt from certain of the foregoing obligations, unless, in connection with a bona fide request, a state regulatory commission removes that exemption. All of Spinco’s local exchange subsidiaries may seek specific suspensions or modification of interconnection obligations under the 96 Act as it serves less than two percent of the nation’s access lines, where such interconnection obligations would otherwise cause undue economic burden or are technically infeasible. Spinco currently serves 1.9 percent of the nation’s access lines and to the extent it exceeds 2.0 percent, its local exchange subsidiaries will not be able to seek suspensions or modifications under the 96 Act.
State Regulation
      Most states in which Spinco’s ILEC subsidiaries operate provide alternatives to rate-of-return regulation for local and intrastate services, either through legislative or state PSC rules. Spinco has elected alternative regulations for certain of its ILEC subsidiaries in Alabama, Arkansas, Florida, Georgia, Kentucky, Missouri, Nebraska, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, and Texas. The Missouri PSC ruled that Spinco is not eligible for alternative regulation. However on May 5, 2005, the Missouri legislature passed an alternative regulation bill that allows Spinco to elect alternative regulation without Missouri PSC approval. The legislation became effective on August 28, 2005, and Spinco filed an election with the Missouri PSC to be regulated under the new alternative regulation plan on September 13, 2005. As a result of this election, Spinco withdrew its appeal of the Missouri PSC’s previous decision during the fourth quarter of 2005. Spinco continues to evaluate alternative regulation options in markets where its ILEC subsidiaries remain subject to rate-of-return regulation including Mississippi, New York and certain of its Kentucky operations.
      The following summary sets forth a description of the alternative regulation plan for each of the states in which Spinco has elected alternative regulations:

•	Spinco’s regulated Alabama wireline subsidiary has operated since 1996 under a PSC-established alternative regulation plan. In 2005 the previous alternative regulation plan was replaced by two alternative regulation plans approved by the PSC. Spinco elected to be regulated under the price flexibility plan. Under this plan basic residential local service rates are capped for two years. Also in 2005, the legislature passed the Alabama Communications Reform Act of 2005. Under this Reform Act, only stand-alone basic service, wholesale access services and certain calling features remain regulated after February 1, 2007. Spinco has elected to be regulated under the Reform Act, effective February 2007.

•	Spinco’s regulated Arkansas wireline subsidiary has operated since 1997 under an alternative regulation plan established by statute. Under this plan, basic local rates and access rates may be adjusted annually by up to 75 percent of the annual change in the Gross Domestic Product-Price Index (“GDP-PI”). Other local rates may be changed without PSC approval and become effective upon the filing of revised tariffs.

•	Spinco’s regulated Florida wireline subsidiary operates under alternative regulation established by Florida statute. Under this plan, basic local rates may be increased once in any twelve-month period by an amount not to exceed the twelve month change in the GDP-PI less one percent. Spinco may increase rates for non-basic services as long as the annual increase for any category does not exceed six percent in any twelve-month period. Non-basic rates can be increased by up to 20 percent annually in exchanges where another local provider is providing service. Intrastate access rates can be increased by the annual change in GDP-PI or three percent, whichever is less, only after access rates reach parity with Spinco’s interstate rates.

•	Spinco’s regulated Georgia wireline subsidiaries operate under an alternative regulation plan established by statute. Under this plan, basic local rates may be increased annually based on the annual change in GDP-PI. Other local rates may be increased by filing revised tariffs.

•	Spinco has two regulated operating subsidiaries in Kentucky. The larger subsidiary is subject to rate-of-return regulation. However, legislation was recently enacted providing electing companies with an alternative regulation option to the existing rate-of-return regulation. The alternative regulation option includes pricing flexibility and removes certain aspects from the jurisdiction of the Kentucky PSC. The Company is currently evaluating whether to elect to be regulated under this new alternative and will likely make a final determination prior to the end of the third quarter of 2006. The smaller subsidiary has operated under alternative regulation established by statute beginning in 1998. Under this plan, the subsidiary may adjust basic business and residential rates, once during any 24-month period by an amount not to exceed the sum of the annual percentage change in GDP-PI for the immediately preceding two calendar years subject to the following limitations: (1) basic business and residence rates may not exceed the average basic rates of the state’s largest telephone utility, and (2) rates may not be increased by more than 20 percent. Access charges may not be adjusted if the change would result in intrastate access rates that exceed Spinco’s interstate rates. Other local rates may be adjusted by filing tariffs.

•	Spinco’s regulated Missouri wireline subsidiary is subject to alternative regulation election established by statute. Under Missouri’s alternative regulation, basic local service and intrastate access rates are adjusted annually based on changes to the telephone service component of the Consumer Price Index. Prices for non-basic services may be increased up to five percent per year after the initial twelve-month period.

•	Spinco’s regulated Nebraska operations are subject to alternative regulation established by statute. In exchanges where competition exists, companies are required to file rate lists, which are effective after 10 days notice to the PSC. In exchanges where competition does not exist, companies file rate lists for all services except basic local service with 10 days notice to the PSC, and basic local rates may be increased after 90 days notice to affected subscribers. Basic local rate increases are reviewed by the PSC only if rates are increased more than 10 percent in twelve consecutive months or in response to a formal complaint signed by two percent of affected subscribers.

•	Spinco’s regulated North Carolina subsidiary has operated since 1998 under alternative regulation plan approved by the State Utility Commission. Local rates are adjusted annually by the annual change in GDP-PI. Rate changes are effective upon 14 days notice. Spinco has recently obtained Commission approval for changes to its current price regulation plan that will allow greater pricing flexibility, shorter implementation intervals for promotional offerings and deregulation of pricing for bundled services.

•	Spinco’s regulated Ohio wireline subsidiaries began in 2004 to operate under an alternative regulation plan established by the Ohio Public Utilities Commission. Under this plan, basic service rates have been capped. Non-basic service rates are subject to limited pricing flexibility. New rules for alternative regulatory treatment of basic service, which include competitive market tests, are pending.

•	In 1997 Spinco’s regulated Oklahoma wireline subsidiaries began to operate under an alternative regulation plan established by statute. Under this plan, basic service rates can be increased annually as long as the increase does not exceed a pre-determined amount.

•	In July 2005, Spinco’s regulated Pennsylvania subsidiary began operating under a new alternative regulation plan passed by the Pennsylvania General Assembly in 2004. Under this plan, Spinco is required to make broadband access to the Internet available for purchase to 100 percent of its customer base by 2013. Rates for competitive services are not regulated, but the PUC retains authority over the quality of these services. Rate increases for noncompetitive services are restricted to the GDP-PI less two percent, annually. The total amount of an increase to basic local service rates cannot exceed $3.50 annually. Revenue neutral rate rebalancing is also permitted for noncompetitive services.

•	Spinco’s regulated South Carolina operations are subject to alternative regulation established by statute. Local rates can be adjusted pursuant to an inflation-based index. All other service rates may be increased subject to a complaint process for abuse of market position. The PSC has determined that any allegations of abuse of market position will be investigated on a case-by-case basis. Rate increases become effective 14 days after filing.

•	Spinco has two operating subsidiaries in Texas. These subsidiaries are subject to alternative regulation established by statute. All rates are capped for the duration of the plan.

Universal Service
      The federal universal service program is under legislative, regulatory and industry scrutiny as a result of the growth in the fund and structural changes within the telecommunications industry. The structural changes include the increase in the number of Eligible Telecommunications Carriers (“ETCs”) receiving funds from the USF and a migration of customers from wireline service providers to providers using alternative technologies like VoIP that, today, are not required to contribute to the universal service program. There are several FCC proceedings underway that are likely to change the way the universal service programs are funded and the way universal service funds are disbursed to program recipients. The specific proceedings are discussed in greater detail below.
      In May 2001, the FCC adopted the Rural Task Force Order that established an interim universal service mechanism governing universal service compensation for rural telephone companies for the ensuing five years. The interim mechanism has allowed rural carriers to continue receiving high-cost funding based on their embedded costs. On June 2, 2004, the FCC asked the Federal/State Joint Board on Universal Service (the “Joint Board”) to review the FCC’s rules as they pertain to rural telephone companies and to determine what changes, if any, should be made to the existing high-cost support mechanism when the interim funding program expires in June 2006. The Joint Board sought comment on such a mechanism on August 16, 2004, but has taken no further action. In the event a new mechanism is not established for rural carriers prior to the expiration of the plan, the FCC will likely extend the interim mechanism currently in place. In addition, the Joint Board sought comment on whether companies operating in multiple distinct geographic market areas within a state should consolidate them for purposes of calculating universal service support. If the FCC implements this proposal, Spinco’s universal service revenues would be reduced from their current level by approximately $8.5 million annually. On August 17, 2005, the Joint Board sought comment on four separate proposals to modify the distribution of high-cost universal service support. Each of the proposals provides state PSCs a greater role in the support distribution process, which would remain subject to specific FCC guidelines. Spinco cannot estimate the impact of the potential change from embedded cost to another methodology, or the impact of other potential changes to the fund contemplated by the Joint Board until the specific changes, if any, are determined.
      On November 8, 2002, the FCC requested that the Joint Board review certain of the FCC’s rules relating to the high-cost universal service support and the process by which carriers are designated as ETCs. On February 27, 2004, the Joint Board issued its recommended decision regarding a number of issues related to universal service support for ETCs. Among its recommendations, the Joint Board suggested that the FCC should limit universal service support to a single primary connection per customer. On June 8, 2004, the FCC asked for comments on the Joint Board’s recommended decision, but did not elaborate or reach tentative conclusions on any of the Joint Board’s recommendations. The 2005 Omnibus Appropriations Bill included a provision that prevented the FCC from enacting a primary connection restriction on universal service support. The 2006 Science, State, Commerce and Justice Department appropriations bill enacted in December 2005 includes a provision that prohibits the FCC from enacting a primary connection restriction on universal service support.
      On June 14, 2005, the FCC issued a notice of proposed rulemaking initiating a broad inquiry into the management and administration of the universal service programs. The notice of proposed rulemaking seeks comment on ways to streamline the application process for federal support and whether and how to increase audits of fund contributors and fund recipients in an effort to deter waste and fraud. The FCC is also considering proposals regarding the contribution methodology, which could change the types of service providers required to contribute to the fund (i.e. local exchange providers, wireless providers, long-distance providers, etc.) and the basis on which they contribute. At this time, Spinco cannot estimate the impact that the potential changes, if any, would have on its operations.

      On December 9, 2005, the FCC issued a notice of proposed rulemaking seeking comments on the need to redefine certain statutory terms established by the 96 Act. Changes to these definitions could result in a different allocation of universal service support received by non-rural carriers. Spinco receives approximately $9.5 million annually in non-rural support and cannot estimate the financial impact resulting from changes to the definitions of the statutory terms until such changes, if any, are determined.
      The FCC mandated that, effective October 1, 2004, the Universal Service Administrative Company (“USAC”) must begin accounting for the USF program in accordance with generally accepted accounting principles for federal agencies, rather than the accounting rules that USAC formerly used. This accounting method change subjected USAC to the Anti-deficiency Act (“ADA”), the effect of which could have caused delays in payments to USF program recipients and significantly increase the amount of USF regulatory fees charged to wireline consumers. In December 2004, Congress passed legislation to exempt USAC from the ADA for one year to allow for a more thorough review of the impact the ADA would have on the universal service program. In April 2005, the FCC tentatively concluded that the high-cost and low-income universal service programs of the universal service fund are compliant with ADA requirements, and has asked the Office of Management and Budget (“OMB”) to make a final determination on this issue, which they have yet to do. On November 22, 2005, the 2006 Science, State, Commerce and Justice Department appropriations bill was enacted, which exempted the universal service fund from the ADA for another year, until December 31, 2006.
Unbundled Network Elements
      On December 20, 2001, the FCC released a notice of proposed rulemaking initiating the first triennial review of the FCC’s policies on unbundled network elements (“UNEs”) including UNE-P. UNE-P is created when a competing carrier obtains all the network elements needed to provide service from the ILEC at a discounted rate. On August 21, 2003, the FCC released the text of its Triennial Review Order. The FCC adopted new rules governing the obligations of ILECs to unbundle certain elements of their local networks for use by competitors. As part of the Triennial Review Order the FCC also opened a further notice of proposed rulemaking to consider the “pick and choose” rule under which a competing carrier could select from among the various terms of interconnection offered by an ILEC in its various interconnection agreements. On July 13, 2004, the FCC released an order eliminating the “pick and choose” rule, replacing it with an “all-or-nothing” rule. Under the new rules, a requesting carrier may only adopt an effective interconnection agreement in its entirety, taking all rates, terms and conditions of the adopted agreement. The FCC explained that it eliminated the “pick and choose” rule to promote commercial negotiations and produce agreements better tailored to meet carriers’ individuals needs.
      On March 2, 2004, the United States Circuit Court for the District of Columbia overturned key portions of the FCC’s Triennial Review Order. On September 13, 2004, the FCC released its Interim UNE Order requiring ILECs to maintain the status quo through March 13, 2005 and indicated that it would release permanent rules prior to that date. The Triennial Remand Order containing the permanent UNE rules was released on February 4, 2005. This order eliminated UNE-P as a CLEC entry strategy by dropping mass market switching from the required list of UNEs and reduced CLEC access to high-capacity loops and transport based on specified economic conditions in relevant wire centers. These permanent rules establish a twelve-month transition for most of the UNEs being eliminated. Several parties have appealed the order in various federal appellate courts and to the FCC. To date, the impact of the Triennial Review proceeding and permanent UNE rules on Spinco’s ILEC operations have not been material.
      On September 15, 2003, the FCC launched its first comprehensive review of the rules that establish wholesale pricing of UNEs. The notice of proposed rulemaking sought comment on a variety of UNE and resale pricing-related issues and on a proposal to make total element long-run incremental cost methodology rules more closely account for the “real-world” attributes of the incumbent carrier’s network. The FCC has not issued an Order on this proceeding but if this proposal were adopted, the result would likely be increased UNE prices. The potential increases are not expected to have a material impact on Spinco’s wireline operations.

      Section 251(b) of the Communications Act of 1934 (the “34 Act”), as amended, requires, in part, that local exchange carriers provide local number portability to any requesting telecommunications carrier. Wireless carriers are generally defined as “telecommunications carriers” under the 34 Act, and are therefore eligible to port numbers with wireline carriers, which is referred to as “intermodal porting.” This could cause an increase in Spinco’s loss of access lines.
      On November 10, 2003, the FCC released a decision providing guidance on intermodal porting issues. The intermodal porting requirement took effect on November 24, 2003 for wireline carriers in the top 100 Metropolitan Statistical Areas (“MSAs”) and on May 24, 2004 for wireline carriers operating in markets below the top 100 MSAs. The majority of Spinco’s wireline operations are conducted in markets below the top 100 MSAs and were subject to the later May 24, 2004 implementation date for intermodal porting. To date, implementation of intermodal porting has not had a significant impact on Spinco’s wireline operating results, however, this could cause an increase in access line loss.
      Periodically, Spinco’s local exchange subsidiaries receive requests from wireless communications providers for renegotiation of existing transport and termination agreements. In these cases, Spinco’s local exchange subsidiaries renegotiate the appropriate terms and conditions in compliance with the 96 Act. Spinco’s local exchange subsidiaries have also executed contracts for transport and termination services with CLECs.
Network Access Services — Regulation
      Spinco’s local exchange subsidiaries currently receive compensation from other telecommunications providers, including long-distance companies, for origination and termination of inter-exchange traffic through access charges or toll settlements that are established in accordance with state and federal laws.
      A number of carriers have begun offering voice telecommunications services utilizing Internet protocol as the underlying means for transmitting those calls. This service, commonly known as VoIP telephony, is challenging existing regulatory definitions and raises questions as to how such services should be regulated, if at all. Several state commissions have attempted to assert jurisdiction over VoIP services, but federal courts in New York and Minnesota have ruled that the FCC preempts the states with respect to jurisdiction. These cases are on appeal. On March 10, 2004, the FCC released a notice of proposed rulemaking seeking comment on the appropriate regulatory treatment of IP-enabled communications services. The FCC indicated that the cost of the public switched telephone network should be borne equitably by the users and requested comment on the specific regulatory requirements that should be extended to IP-enabled service providers, including requirements relating to E-911, accessibility for the disabled, inter-carrier compensation and universal service. Although the FCC’s rulemaking regarding IP-enabled services remains pending, the FCC has adopted a series of related orders establishing broad parameters for the regulation of those services.
      On February 12, 2004, the FCC released an order declaring Pulver.com’s “free” IP-based, peer-to-peer service that requires specialized telephone equipment or software for computers was not a regulated “telecommunications service,” but rather was an unregulated “information service” subject to federal jurisdiction.
      On April 21, 2004, the FCC denied a waiver petition filed by AT&T requesting that its IP telephony service be exempt from paying access compensation to wireline local service providers. The FCC ruled AT&T’s IP telephony service, which converted voice calls to an IP format for some portion of the routing over the public switched telephone network prior to converting the calls back to their original format, was a regulated “telecommunications service” subject to payment of access compensation to Local Exchange Carriers (“LECs”), as well as the universal service fund.
      On November 12, 2004, the FCC ruled that Internet-based service provided by Vonage Holdings Corporation (“Vonage”) should be subject to federal rather than state jurisdiction. The FCC has not yet determined how Vonage’s service should be classified for regulatory purposes, but is likely to address the “information service” vs. “telecommunications service” debate in its pending rulemaking regarding IP-enabled services. Several state commissions appealed the FCC’s Vonage decision, and these appeals are presently pending before the U.S. Eighth Circuit Court of Appeals.

      On June 3, 2005, the FCC took swift action in response to several incidents where VoIP customers were unable to complete E-911 calls. The FCC ordered all VoIP service providers whose service is interconnected with the public switched telephone network to provide E-911 services to their customers no later than November 28, 2005. On September 21, 2005, the FCC released its order on CALEA requirements for broadband and ISP services, including VoIP services. The FCC found that essentially, ISP and VoIP services are “telecommunications services” subject to CALEA requirements. Several appeals have been filed. If the FCC ultimately determines that IP-enabled services are not subject to similar regulatory requirements that are applicable to inter-exchange and local exchange service providers, including contributions to federal and state universal service programs, inter-carrier compensation obligations, federal and state tax obligations and service quality metrics, Spinco’s regulated local exchange operations will be competitively disadvantaged. However, until the FCC issues its decision in these proceedings, Spinco cannot determine the extent of the impact on its operations, if any.
      In April 2001, the FCC released a notice of proposed rulemaking addressing inter-carrier compensation. Under this rulemaking, the FCC proposed a “bill and keep” compensation methodology under which each telecommunications carrier would be required to recover all of its costs to originate and terminate telecommunications traffic from its end-user customers rather than through access charges assessed to other carriers. The proposed “bill and keep” method would significantly overhaul the existing rules governing inter-carrier compensation. On March 3, 2005, the FCC released a further notice of proposed rulemaking addressing inter-carrier compensation. Under this proposed rulemaking, the FCC requested comment on several alternative inter-carrier compensation proposals, including “bill and keep.” The outcome of this proceeding is likely to change the way Spinco receives compensation from, and remits compensation to, other carriers and its end user customers. Until this proceeding concludes and the changes to the existing rules are established, if any, Spinco cannot estimate the impact of the changes on its ILEC revenues and expenses or when the changes would occur.
      On October 8, 2004, the FCC granted in part and denied in part a petition filed by Core Communications requesting that the FCC forbear from enforcing provisions of the FCC’s 2001 Internet Service Provider (“ISP”) Remand Order. The FCC granted forbearance from part of the ISP Remand Order’s growth caps and new market rule finding they were no longer in the public interest. The FCC denied forebearance from the ISP Remand Order’s rate cap and mirroring rules. Various parties have filed for reconsideration with the FCC and have appealed the decision to the U.S. Court of Appeals for the District of Columbia Circuit. If the FCC’s decision in this order is upheld, Spinco is likely to incur additional costs for delivering ISP-bound traffic originated by their customers to competitive wireline service providers serving ISP’s. Although Spinco has not fully quantified the effects of this order, it believes that the additional expense would be less than $10.0 million annually.
      On July 6, 2005, a hearing examiner issued a recommended order to the Georgia PSC that, if adopted, would prospectively preclude LECs from assessing access charges for non-local intrastate calls between 0 and 16 miles that originate on the network of one LEC and terminate on the network of a different LEC. Spinco, along with other LECs in Georgia, requested that the Georgia PSC reject the recommended order and find that access charges continue to apply to these intrastate calls. If the Georgia PSC ultimately adopts the recommended order, Spinco would incur a reduction in annual revenues of approximately $12.0 million. A final order will not likely become effective before the end of the second quarter of 2006.
      On March 15, 2002, the FCC issued a declaratory ruling concluding that cable modem service was an interstate “information service” and not a cable service or a telecommunications service. On October 6, 2003, the U.S. Court of Appeals for the Ninth Circuit (the “Ninth Circuit Court”) rejected the FCC’s classification of cable modem service as solely an unregulated “information service,” finding a portion of the service to be a telecommunications service. The Ninth Circuit Court’s decision was appealed to the Supreme Court. On June 27, 2005, the Supreme Court reversed the Ninth Circuit Court’s ruling and upheld the FCC Order finding that cable modem service was an interstate “information service.” This decision shifted the focus back to the FCC to address the rulemaking proceeding initiated in 2002 in which the FCC tentatively concluded that wireline broadband Internet access should be classified as an “information service” rather than a telecommunications service and, therefore, should not be subject to common carrier regulation.

      On September 23, 2005, the FCC released an order declaring wireline broadband Internet access service (or “DSL”) an “information service” functionally integrated with a telecommunications component and no longer subject to a higher level of regulation as compared to broadband cable modem service. This order established a framework that may eventually allow Spinco’s DSL service to obtain regulatory parity with cable modem service, which is lightly regulated. The FCC order requires wireline broadband service providers, like Spinco, to continue offering broadband access on a stand-alone basis to competing unaffiliated Internet service providers for one year, after which they will no longer be required to do so. Additionally, the order preserves the current method of assessing universal service contributions on DSL revenues for a 270-day period after the effective date of the order, or until the FCC adopts a new contribution methodology to the universal service fund. The order provides price cap companies the option to deregulate DSL, de-tariff DSL, or keep DSL regulated as it is today. Spinco could benefit from the decreased regulatory oversight of its DSL service through additional retail pricing flexibility. Spinco’s DSL products are experiencing significant growth throughout its service areas, and the primary DSL competitor is the historically less-regulated cable modem service. However, Spinco’s DSL products and services currently remain regulated by the FCC.
      On October 11, 2001, the FCC adopted rate-of-return access charge reform and initiated a further round of rulemaking to consider other rate-of-return carrier issues. The order lowered traffic sensitive switched access rates, increased the subscriber line charge (“SLC”) over time to bring it in line with SLCs adopted for price cap carriers and phased out carrier common line charges in favor of a new portable “Interstate Common Line Support” universal service mechanism, and retained the authorized 11.25 percent rate of return.
Technology
      Spinco believes the local exchange business is in transition from circuit switched technology, which forms the basis of the conventional landline telephone network, to digital packet-switched technology, which form the basis of the Internet Protocols (“IP”) used over the Internet. Spinco is addressing this challenge with a strategy of providing data service to both business and residential customers through deployment of an IP packet data network, broadband access services like DSL, and targeted VoIP deployments in selected markets.
CLEC Operations
      Spinco has authority to provide competitive local exchange services in 17 states. As of March 31, 2006, Spinco provided these services in four states on both a facilities-based and resale basis, and, where necessary, has negotiated interconnection agreements with the appropriate incumbent local exchange carriers. Spinco’s strategy is to provide local service in combination with other services provided by subsidiaries of Spinco, including long-distance and Internet services. Spinco’s primary focus for marketing and selling its CLEC services is directed toward the business customer segment through the offering of competitively priced and reliable services. Spinco’s CLEC operations were not a material portion of its business in the first quarter of 2006 or the full year 2005. Spinco continues to evaluate the profitability of its existing CLEC operations in all markets.
      Generally, CLECs are required to obtain certificates of public convenience and necessity in the same manner as ILECs. In addition, CLECs are required to file interstate access tariffs with the FCC and in most states, intrastate tariffs with the state public utility commissions. CLECs, however, are subject to significantly less regulation than ILECs. For example, CLECs are not subject to direct rate regulation (such as rate-of-return or price-cap regulation). In February 2005, the FCC released its Triennial Review Remand Order, which established specific impairment criteria to determine whether ILECs would remain obligated to provide network elements to CLECs on an unbundled basis. As a result of that Order, Spinco’s CLEC operations will incur additional annual expenses of approximately $300,000 in 2006 and beyond for access to certain components of the networks of other non-affiliated ILECs.
      In December 2005, the FCC ruled that Qwest was no longer obligated to provide CLECs, like Spinco, with access to certain UNEs in nine Omaha, Nebraska central offices. Currently, Spinco leases approximately 3,600 UNE’s from Qwest that will likely be affected by this decision. The FCC ruling may result in an additional annual expense of approximately $600,000 for Spinco’s CLEC operations to continue providing service to its Omaha customers.

Long-Distance and Network Management Operations
      Long-distance telecommunications services are provided on a resale basis by Spinco subsidiaries. Spinco provides long-distance service in all of the states in which it provides local exchange service. In addition, Spinco offers long-distance service outside its ILEC service areas. As of March 31, 2006, Spinco provided long-distance service to nearly 1.8 million customers most of whom are local access customers. The long-distance marketplace is extremely competitive and continues to receive relaxed regulation from both the FCC and state regulatory commissions. To meet the competitive demands of the long-distance industry, Spinco has created several business and residential service offerings to attract potential customers, such as volume price discounts, calling cards and simplified one-rate plans. As a long-distance service provider, Spinco’s intrastate long-distance business is subject to limited regulation by state regulatory commissions, and its interstate business is subject to limited regulation by the FCC. State regulatory commissions currently require long-distance service providers to obtain a certificate of operating authority, and the majority of states also require long-distance service providers to file tariffs.
Product Distribution
      Spinco’s product distribution subsidiary, Communications Products, operates four warehouses and four counter-sales showrooms across the United States. Communications Products is a distributor of telecommunications equipment and materials. Communications Products supplies equipment to affiliated and non-affiliated communications companies, business systems suppliers, railroads, governments, and retail and industrial companies. Communications Products offers a large variety of telecommunications-related products for sale. Certain of these products are inventoried including single and multi-line telephone sets, local area networks, switching equipment modules, interior cable, pole line hardware, and various other telecommunications supply items. Spinco has not encountered any material shortages or delays in delivery of products from their suppliers.
      Communications Products experiences substantial competition throughout its sales territories from other distribution companies and from direct sales by manufacturers. Competition is based primarily on quality, product availability, service, price, and technical assistance. Communications Products also offers other services including expert technical assistance, maintaining wide-ranging inventories in strategically located warehouses and counter-sales showrooms to facilitate single supplier sourcing and “just-in-time” delivery, maintaining a full range of product lines, and by providing staging, assembly and other services. Spinco periodically evaluates its product and service offerings to meet customer expectations and position Communications Products in the market as a quality, customer-focused distributor.
Directory Publishing
      The directory publishing subsidiary coordinates advertising, sales, printing, and distribution for 386 telephone directory contracts in 36 states. Of the total number of directory contracts published, 159 contracts pertain to Spinco’s ILEC subsidiaries. The directory publishing subsidiary provides all directory publishing services, except printing. The services provided by the directory publishing subsidiary includes directory yellow page advertising sales, contract management, production, billing, and marketing. Both Verizon Directories and Quebecor World Printers performed printing services for the directories published in the first quarter of 2006 and the full year 2005 under two separate service agreements that expire in 2007 and 2008, respectively.
      Spinco’s directory publishing business has experienced an increase in competition in its markets from independent publishers such as Yellow Book as well as the RBOC’s publishers producing independent directories where they are not the local telephone company. Additionally, other products such as internet Yellow Pages, search engines and other local search products have contributed to a more competitive marketplace for directory advertising.
Telecommunications Information Services
      Following the sale of certain assets and related liabilities, including selected customer contracts and capitalized software development costs to Convergys Information Management Group, Inc. in December 2003 and the loss of one of its remaining unaffiliated wireline services customers in 2004, Spinco’s telecommunications information services operations consist solely of providing data processing and outsourcing services to Valor.

MANAGEMENT OF WINDSTREAM FOLLOWING THE MERGER
Board of Directors
      The merger agreement provides that the Board of Directors of Spinco at the effective time of the merger will become the Board of Directors of Windstream, and will consist of nine individuals: Francis X. Frantz, who most recently served as the Executive Vice President — External Affairs, General Counsel and Secretary of Alltel, Jeffery R. Gardner, who most recently served as Executive Vice President — Chief Financial Officer of Alltel, six other persons named by Alltel and one person named by Valor. Additionally, the merger agreement provides that, as of the completion of the merger, Mr. Frantz will serve as Chairman of the Board of Windstream. Valor has designated Anthony J. de Nicola as its board member. Five of Alltel’s six designees to the Windstream board are identified below. The final Alltel designee will be named prior to completion of the spin-off and merger.
      We have listed below biographical information for each person who is currently expected to be a member of the Board of Directors of Windstream as of the completion of the merger.

Alltel Corporation Designees to the Board of Directors
      Francis X. Frantz, age 52, was most recently Executive Vice President-External Affairs, General Counsel and Secretary of Alltel Corporation. Mr. Frantz was responsible for a number of Alltel’s staff functions, including wireline wholesale services, federal and state government and legal affairs, corporate communications, administrative services, and corporate governance. Mr. Frantz joined Alltel in 1990 as senior vice president and general counsel and was appointed corporate secretary in January 1992 and executive vice president in July 1998. Prior to joining Alltel, he was a partner in the law firm of Thompson, Hine and Flory, where he represented Alltel in connection with various business transactions and corporate matters for the last several years of his 12-year tenure with that firm.
      Mr. Frantz is the 2005-2006 Chairman of the Board and Chairman of the Executive Committee of USTelecom, a telecom trade association that represents over 1,000 member companies. He is a member of the Board of Trustees and the Executive Committee and Chairman of the Long-Range Planning Committee of Good Shepherd Ecumenical Retirement Center, a non-profit, ecumenical enterprise that provides affordable living arrangements to over 500 elderly.
      Mr. Frantz is an honors graduate of The University of Akron and of the Ohio State University School of Law, where he served on the Law Journal and was elected to the Order of the Coif.
      Jeffery R. Gardner, age 46, was most recently the Executive Vice President and Chief Financial Officer of Alltel Corporation where he was responsible for the finance and accounting functions for Alltel. His responsibilities included Alltel’s capital markets, budgeting and forecasting, strategic planning, accounting, procurement, tax and operational support. Mr. Gardner has been in the communications industry since 1986 and joined the company in 1998 when Alltel and 360° Communications merged. While with Alltel, he held a variety of other senior management positions such as senior vice president of finance, president of the Mid-Atlantic Region, vice president and general manager of Las Vegas market and director of finance.
      He is a member of the board of directors for RF Micro Devices, based in Greensboro, North Carolina, where he serves on the audit committee. He also serves on the board of the Arkansas Symphony Orchestra, the Arthritis Foundation and Pulaski Academy in Little Rock, Arkansas.
      Mr. Gardner earned a degree in finance from Purdue University and a graduate degree in business administration from William and Mary. He is a certified public accountant.
      Dennis E. Foster, age 65, is a principal in Foster Thoroughbred Investments (Thoroughbred racing, breeding and training operations)in Lexington, Kentucky, which he joined in June, 1995. Mr. Foster served as a director of Alltel from 1998 through April 20, 2006, where he most recently served as chairman of the Compensation Committee and a member of the Executive Committee. Prior to June 30, 2000, Mr. Foster served as Vice Chairman of Alltel. Mr. Foster is also a director of YRCW (Yellow Roadway Corporation Worldwide) and NiSource Inc.

      William A. Montgomery, age 57, has been a private investor since 1999. From 1989 to 1999, Mr. Montgomery was Chief Executive Officer of SA-SO Company, a company engaged in the distribution of municipal and traffic control products based in Dallas Texas. Prior to 1989, Mr. Montgomery worked as a registered representative in the financial services industry, most recently serving with Morgan Stanley in the Private Client Services group from 1985 to 1989. He is also a director of Empress Hair Care, a private company that manufactures hair products based in Irving, Texas.
      Jeffrey T. Hinson, age 51, is a financial consultant. Mr. Hinson served as a consultant to Univision Communications Inc., a Spanish language media company in the United States from July 2005 to December 2005. Mr. Hinson served as Executive Vice President and Chief Financial Officer of Univision Communications from March 2004 to June 2005. He served as Senior Vice President and Chief Financial Officer of Univision Radio, the radio division of Univision Communications, from September 2003 to March 2004. From 1997 to 2003, Mr. Hinson served as Senior Vice President and Chief Financial Officer of Hispanic Broadcasting Corporation, which was acquired by Univision Communications in 2003 and became the radio division of Univision Communications. Mr. Hinson is a director and Chairman of the Audit Committee of Live Nation, which is a NYSE-listed company that was spun off by Clear Channel Communications, Inc. in December 2005.
      Judy K. Jones, age 62, served as the Associate Vice President for Strategic Initiatives for the University of New Mexico Health Sciences Center from April 2004 to February 2006. She was Vice President for Advancement of the University of New Mexico from January 1998 to April 2004 and Chief of Staff to the President of the University from April 1988 to January 1998. She currently provides strategic and organizational planning services for public sector organizations in New Mexico and is a member of the Board of Directors of the Lovelace Respiratory Research Institute.
      Frank E. Reed, age 71, is retired. Mr. Reed served as President and Chief Executive Officer of CoreStates Philadelphia National Bank from 1990 to 1995. Mr. Reed served as a director of Alltel from 1998 to 2005, where he served as Chairman of the Audit Committee from 1999 to 2005. He is also a director of Harleysville Group, Inc.

Valor Designee to the Board of Directors
      Anthony J. de Nicola, age 41, has served as a director of Valor since March 2004 and as Chairman since April 2004. Mr. de Nicola is currently a general partner of Welsh, Carson, Anderson & Stowe, which is one of Valor’s stockholders. He joined Welsh, Carson, Anderson & Stowe in 1994 and focuses on investments in the information and business services and communications industries. Before joining Welsh, Carson, Anderson & Stowe, he worked for four years in the private equity group at William Blair & Company. Previously, Mr. de Nicola worked at Goldman, Sachs & Co. in the Mergers and Acquisitions Department. Mr. de Nicola is also a member of the boards of directors of Centennial Communications Corp., ITC Deltacom, Inc., R.H. Donnelly and several private companies.

Committees of the Board of Directors
      The committees of the Board of Directors of Windstream and the members of such committees will not be determined until the Board of Directors of Windstream is fully constituted and holds its initial meeting. It is expected that the Board of Directors of Windstream, however, will initially have the following three committees. Upon completion of the merger, the Board of Directors of Windstream will approve written charters for each committee and make determinations with respect to each committee member’s independence in accordance with New York Stock Exchange listing standards.
      Audit Committee. Upon completion of the merger, the board will make determinations regarding the financial literacy and financial expertise of each member of the Audit Committee in accordance with the New York Stock Exchange listing standards. The committee will assist the Board of Directors in fulfilling its oversight responsibility with respect to Windstream’s accounting and financial reporting practices and the audit process, the quality and integrity of Windstream’s financial statements, the independent auditors’

qualifications, independence and performance, the performance of Windstream’s internal audit function and internal auditors and certain areas of legal and regulatory compliance.
      Compensation Committee. The Compensation Committee will assist the Board of Directors in carrying out the responsibilities of the Board of Directors relating to the compensation of Windstream’s executive officers as will be set forth in the committee’s charter in accordance with New York Stock Exchange listing standards.
      Governance Committee. The principal functions of the Governance Committee will be to assist the Board of Directors in identifying individuals qualified to become board members and recommend to the board the nominees for election as directors at the next annual meeting of stockholders, to recommend to the board the persons to be elected as executive officers of Windstream, to develop and recommend to the board the corporate governance guidelines applicable to Windstream, and to serve in an advisory capacity to the board and the chairman of the board with regard to matters of organization, management succession plans, major changes in the organizational structure of Windstream, and the conduct of board activities. Upon completion of the merger, the Board of Directors will make determinations regarding the committee’s responsibilities to be laid out in its written charter, including, among other things, the criteria by which prospective board members should be evaluated for nomination or recommendation for nomination for election to the Board of Directors.
Management
      The merger agreement provides that the officers of Spinco at the effective time of the merger will become the officers of Windstream and that Mr. Frantz will serve as Chairman, Mr. Gardner will serve as the President and Chief Executive Officer and Brent K. Whittington, who most recently served as senior vice president of operations support for Alltel, will serve as Executive Vice President and Chief Financial Officer. The other initial officers of Windstream will consist of individuals selected by Alltel. Alltel has already named John P. Fletcher as Executive Vice President and General Counsel, Michael D. Rhoda, who most recently served as vice president — wireline regulatory & wholesale services for Alltel, as Senior Vice President — Governmental Affairs, Robert G. Clancy, Jr., who most recently served as vice president of investor relations for Alltel, as Senior Vice President and Treasurer and Susan Bradley, who most recently served as vice president of human resources for Alltel, as Senior Vice President — Human Resources.
      The merger agreement had contemplated that John Koch (the former president of Alltel’s wireline operations) would serve as Chief Operating Officer of Windstream. Instead, Alltel and Valor have named Keith D. Paglusch to serve in that capacity.
      We have set forth below certain information about persons expected to be executive officers of Windstream following the completion of the merger.
      Francis X. Frantz, Chairman of the Board. A brief description of Mr. Frantz’s business experience during the past five years is included above in “— Alltel Corporation Designees to the Board of Directors” on page [ •  ].
      Jeffery R. Gardner, President and Chief Executive Officer. A brief description of Mr. Gardner’s business experience during the past five years is included above in “— Alltel Corporation Designees to the Board of Directors” on page [ •  ].
      Brent K. Whittington, age 35, Executive Vice President and Chief Financial Officer, most recently served as senior vice president of operations support for Alltel. Mr. Whittington joined Alltel in 2002 as vice president for finance and accounting. Prior to joining Alltel, Mr. Whittington was with Arthur Andersen LLP for eight years, most recently serving as an audit manager. He has a degree in accounting from the University of Arkansas at Little Rock. He is a member of the American Institute of Certified Public Accountants.
      Keith D. Paglusch, age 48, Chief Operating Officer, most recently served as Executive Vice President Operations for Global Signal Inc. Mr. Paglusch joined Global Signal in 2004. Prior to being employed at Global Signal he worked at Sprint Corporation for 18 years where he served in several executive level positions in the wireline, wireless, long distance and corporate organizations. He led the buildout of the Sprint PCS network, as SVP Operations, in addition to serving as President of Sprint E Solutions. Mr. Paglusch also worked for AT&T, Mountain Bell and Southwestern Bell. He has over 25 years of experience in the communications industry. He is a graduate of Southeast Missouri State University.
      John P. Fletcher, age 40, Executive Vice President and General Counsel, most recently was a partner in the law offices of Kutak Rock LLP. Mr. Fletcher joined Kutak Rock LLP in 1998 where he specialized in corporate and securities law. He is a graduate of the Southern Methodist University Law School, where he served on the law journal and was elected to the Order of the Coif. He also is an honors graduate of Duke University.
      Michael D. Rhoda, age 45, Senior Vice President — Governmental Affairs. Mr. Rhoda most recently served as vice president — wireline regulatory & wholesale services for Alltel. Mr. Rhoda joined Alltel in 1994 as director of wireless business planning and systems. He has since held various positions such as market area president for Alltel’s northern region, vice president of accounting and finance, vice president of business development, vice president of product management, vice president and general manager of Alltel’s market in Charlotte, North Carolina and vice president — business development. Prior to joining Alltel, Mr. Rhoda held various finance positions within GTE and practiced public accounting for several years. He is a graduate of Eastern Illinois University and is a member of the American Institute of Certified Public Accountants.
      Robert G. Clancy, Jr., age 41, Senior Vice President and Treasurer. Mr. Clancy most recently served as vice president of investor relations for Alltel. Mr. Clancy joined Alltel in 1998 when the company merged with 360° Communications and has been in the communications industry since 1987. While at Alltel, he also served in a variety of management positions including vice president of sales and distribution, vice president of internal audit, vice president of finance, vice president and general manager for the central North Carolina market, and southeast region marketing director. Mr. Clancy has a degree in accounting from Northern Illinois University in DeKalb. He is a certified public accountant.
      Susan Bradley, age 54, Senior Vice President — Human Resources. Ms. Bradley most recently served as vice president of human resources for Alltel, responsible for compensation and staffing at Alltel. Ms. Bradley joined Alltel in 1990 when Alltel acquired Systematics, Inc. of Little Rock, Arkansas. Ms. Bradley has served in a variety of human resources management roles for Alltel. Prior to joining Alltel, she spent 12 years with Southwestern Bell. Ms. Bradley has a degree in history and political science from Hendrix College in Conway, Arkansas.

COMPENSATION OF EXECUTIVE OFFICERS OF WINDSTREAM
      Windstream has not yet paid any compensation to the individuals who will become its directors or executive officers. The form and amount of the compensation to be paid to each of Windstream’s directors and executive officers will be determined by Windstream’s Board of Directors as soon as practicable immediately prior to or following the completion of the merger. Each executive officers’ compensation will be established by the board’s compensation committee which will be comprised solely of independent directors in accordance with New York Stock Exchange listing standards.
      The following tables disclose compensation received by the individuals who will be the chief executive officer and the next four most highly compensated executive officers of Windstream based on compensation received from Alltel Corporation for the fiscal years indicated. These officers are referred to as “named executive officers” in other parts of this proxy statement/ prospectus-information statement.
Summary Compensation Table
      The following table discloses compensation received from Alltel by the named executive officers who are currently employees of Alltel.

						Long-Term Compensation

						Awards			Payouts

			Annual Compensation			Restricted		Securities
						Stock		Underlying	Long-Term	All Other
	Principal				Other Annual	Award		Options	Incentive Plan	Compensation
Name(a)	Position	Year	Salary ($)	Bonus ($)	Compensation ($)	($)(b)		(#)(c)	Payouts ($)	($)(d)

Jeffery R. Gardner	Chief Executive	2005	525,000	680,400	—	939,420	(b)	60,000	466,667	118,259
	Officer	2004	475,000	855,000	—	739,200		60,000	452,625	72,982
		2003	400,000	615,600	—	—		120,000	390,000	51,421
Francis X. Frantz	Chairman of the	2005	500,000	648,000	—	939,420	(b)	60,000	470,000	224,241
	Board	2004	460,000	828,000	—	739,200		60,000	514,986	104,766
		2003	450,000	692,550	—	—		120,000	472,500	70,319
Michael D. Rhoda	Senior Vice	2005	191,102	94,617	—	103,613		7,500	49,029	15,205
	President —	2004	183,752	97,538	—	43,995		3,500	62,096	13,803
	Governmental	2003	175,002	86,453	—	—		7,000	62,388	10,989
	Affairs
Brent K. Whittington	Executive Vice	2005	180,000	93,797	—	55,260		4,000	—	8,400
	President and	2004	175,000	47,211	—	22,023		1,750	—	7,120
	Chief Financial	2003	115,500	31,421	—	—		3,500	—	5,867
	Officer
Robert G. Clancy Jr.	Senior Vice	2005	168,646	68,528	—	27,630		2,000	25,720	10,771
	President	2004	162,160	59,811	—	23,280		1,850	32,596	8,939
	and Treasurer	2003	149,940	40,986	—	—		3,700	—	7,632

(a)	The listed principal position of each named executive officer is the principal position each named executive officer is expected to hold with Windstream following completion of the merger. Mr. Frantz served as the Executive Vice President and Secretary of Alltel. Mr. Gardner served as the Executive Vice President and Chief Financial Officer of Alltel. Mr. Whittington served as the Senior Vice President of Operations Support of Alltel. Mr. Rhoda served as Vice President — Regulatory and Wholesale for Alltel. Mr. Clancy served as the Vice President of Investor Relations for Alltel.

(b)	Holders of shares of Alltel restricted stock receive the same dividends as holders of Alltel common stock. On December 30, 2005, the aggregate Alltel restricted stock holdings for each of Messrs. Frantz and Gardner was 27,000 shares and for Messrs. Whittington, Rhoda and Clancy, 1,292 shares, 2,458 shares and 808 shares respectively. The respective aggregate value of the shares based upon the December 31, 2005 closing price was $1,703,700 for Messrs. Gardner and Frantz. The respective aggregate value of the shares from Messrs. Whittington, Rhoda and Clancy were $81,525, $155,100 and $50,985 respectively. The distribution agreement executed in connection with the merger of Valor and Spinco provides that each Alltel restricted share award outstanding under Alltel’s 1998 Equity Incentive Plan and held by an individual to become an employee of Windstream as of the distribution date will fully vest on the distribution date.

(c)	The distribution agreement executed in connection with the merger of Valor and Spinco provides that all vested options held by Spinco employees will expire upon the distribution date, unless exercised within the time provided in the options. To the extent a Spinco employee is holding an award consisting of an Alltel option that is not vested as of the distribution date, that option shall be cancelled as of the distribution date and replaced by restricted shares of Windstream common stock, the value of which will be determined by the Windstream Board of Directors.

(d)	Includes the following amounts for Messrs. Frantz, Gardner, Rhoda and Clancy: allocated benefits under the Alltel Benefit Restoration Plan in the respective amounts of $65,196, $64,751, $5,881 and $2,371; aggregate employer contributions under the Alltel Profit Sharing Plan and Alltel 401(k) Plan in the amount of $8,400 for each as well as Mr. Whittington; “above-market” earnings on deferred compensation in the respective amounts of $140,169, $45,108 and $924 for Messrs. Frantz, Gardner and Rhoda (payment of which is deferred until the deferred compensation is paid); and dollar amount of premiums paid under supplemental split dollar life insurance policies in the amount of $10,476 for Mr. Frantz, which was put into place prior to the enactment of the Sarbanes-Oxley Act in 2002 and is therefore not subject to the prohibitions regarding loans to officers and directors set forth in Section 402 of the act.
Option Grants in Last Fiscal Year
      The following table provides information about options to acquire shares of Alltel Corporation common stock granted by Alltel Corporation in 2005 to named executive officers who are currently employees of Alltel Corporation.

					Potential Realizable Value at
					Assumed Annual Rates of Stock Price
	Individual Grants				Appreciation for Option Term

	Number of	% of Total
	Securities	Options			5%		10%
	Underlying	Granted to	Exercise or
	Options	Employees	Base Price	Expiration	Stock	Dollar	Stock	Dollar
Name	Granted (#)	in 2005	($/Sh)	Date	Price ($)	Gain ($)	Price ($)	Gain ($)

Jeffery R. Gardner(a)	60,000	4.46	55.26	1/19/15	90.01	2,085,163	143.33	5,284,213
Francis X. Frantz(a)	60,000	4.46	55.26	1/19/15	90.01	2,085,163	143.33	5,284,213
Michael D. Rhoda(a)	7,500	.56	55.26	1/19/15	90.01	260,645	143.33	660,527
Brent K. Whittington	4,000	.30	55.26	1/19/15	90.01	139,011	143.33	352,281
Robert G. Clancy Jr.	2,000	.15	55.26	1/19/15	90.01	69,505	143.33	176,140
Dollar Gains of All Alltel Stockholders(b)						$1,333,030,000		$3,378,417,000

(a)	These options become exercisable in five equal installments beginning on the first anniversary of the date of grant or sooner in the event Alltel experiences a “change in control.”

(b)	Total dollar gains are based on the indicated assumed annual rates of appreciation in the option exercise price, calculated on the 383,605,936 shares of Alltel common stock outstanding as of December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table provides information about option exercises during 2005 by the named executive officers who are currently employees of Alltel Corporation and the value of their unexercised options as of the end of 2005.

			Number of Securities	Value of Unexercised
	Shares		Underlying Unexercised	In-the-Money Options at
	Acquired on	Value	Options at 2005 Year-End	2005 Year-End
Name	Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable ($)

Jeffery R. Gardner	84,754	1,470,298	553,000/262,000	776,200/2,650,920
Francis X. Frantz	-0-	-0-	603,000/262,000	1,602,280/2,650,920
Michael D. Rhoda	6,000	131,155	24,200/18,300	84,682/184,046
Brent K. Whittington	-0-	-0-	3,850/8,900	79,219/119,856
Robert G. Clancy Jr.	4,250	46,249	13,800/8,000	3,188/81,065
Long-Term Incentive Plan — Awards in Last Fiscal Year
      The following table provides information concerning long-term compensation awards made during 2005 to the named executive officers who are currently employees of Alltel Corporation.

		Estimated Future Payouts*
	Performance Period
Name	Until Payout	Minimum ($)	Mid-Point ($)	Target ($)

Jeffery R. Gardner	3 years	262,500	525,000	787,500
Francis X. Frantz	3 years	250,000	500,000	750,000
Michael D. Rhoda	3 years	23,888	47,776	71,664
Brent K. Whittington	3 years	20,625	41,250	61,875
Robert G. Clancy Jr.	3 years	16,875	33,750	50,625

*	The Employee Benefits Agreement executed in connection with the merger of Valor and Spinco provides that the awards for the 2005-2007 performance measurement period shall be deemed earned at the target performance level. Each eligible Spinco individual shall be entitled to a pro rata award, the amount of which shall be calculated based on (i) the number of days in the period commencing on January 1, 2005 and ending on the Distribution Date out of the total number of days in the performance measurement period and (ii) his or her average base compensation during such period.
OTHER COMPENSATION ARRANGEMENTS
Change in Control Agreements
      Alltel is a party to agreements with each of Messrs. Frantz, Gardner and Rhoda which provide that if, following a “change in control” of Alltel, the executive’s employment terminates within twelve months (unless the termination is as a result of death, by Alltel as a result of the executive’s disability or for “cause,” or by the executive without “good reason”) or, in the case of Messrs. Frantz and Gardner, if after remaining employed for twelve months the executive’s employment terminates during the following three-month period (unless the termination is a result of death or is by Alltel as a result of the executive’s disability) (each of the foregoing events being referred to as a “Payment Trigger”), Alltel is required to pay the executive an amount equal to, in the case of Messrs Frantz and Gardner, three times and in the case of Mr. Rhoda, one times the sum of his base salary as in effect immediately prior to the change in control or Payment Trigger and the maximum amounts he could have received under the Incentive Plans for the period commencing coincident with or most recently prior to the period in which the change in control or Payment Trigger occurs, but reduced by any other cash severance paid to him. Alltel also is required to make an additional payment to the executive in the amount of any excise tax under Section 4999 of the Internal Revenue Code as a result of any payments or distributions by Alltel plus the amount of all additional income tax payable by him as a result of such additional payments. Payments under the agreements to Messrs. Frantz and Gardner are covered by Alltel’s “grantor trust” described below.
      It is anticipated that, following consummation of the merger, Windstream will enter into change in control agreements with its senior officers. The specific terms of the change in control agreements will be determined by Windstream’s Board of Directors. The agreements are expected to provide generally that if following a change in control of Windstream, an officer who is a party to an agreement is terminated without cause, or under other circumstances as may be specified in the change in control agreements, such officer would be entitled to receive a severance payment equal to a range of one to three times the senior officer’s annual base salary and amounts payable under the incentive plan for the period. Other benefits, including health and welfare benefits, may also be provided to such officers under the terms of the change in control agreements.
Defined Benefit Pension Plan
      Alltel maintains a trusteed, noncontributory, defined benefit pension plan covering salaried and non-salaried employees under which benefits are not determined primarily by final compensation (or average final compensation). For nonbargaining participants, the pension plan was closed to new participants as of December 31, 2005 and frozen to additional accruals as of December 31, 2005 (December 31, 2010 for employees who had attained age 40 with two years of service as of December 31, 2005). Under this pension plan, Messrs. Frantz, Gardner, Rhoda and Clancy would have each period of post-January 1, 1988 through December 31, 2010, service credited at 1% of compensation, plus 0.4% of that part of his compensation that exceeds the Social Security Taxable Wage Base for such year. Mr. Whittington would have each period of post-January 1, 1988 through December 31, 2005, service credited at 1% of compensation plus 0.4% of that part of his compensation that exceeds the Social Security Taxable Wage Base for such year. Service prior to 1988, if any, would be credited on the basis of a percentage of his highest consecutive five-year average annual base salary, equal to 1% for each year of service prior to 1982 and thereafter increasing by .05% each year until 1988, but only prospectively, i.e., with respect to service earned in such succeeding year; in addition, each of Messrs. Frantz, Gardner, Rhoda, Clancy and Whittington would receive an additional credit of .25% for each pre-1988 year of service after age 55, subject to a maximum of 10 years’ such credit, and would have added to his annual pension benefits an amount equal to 0.4% of the amount by which his pre-1988 career average annual base salary (three highest years) exceeds his Social Security covered compensation, multiplied by his years of pre-1988 credited service. Various benefit payment options are available on an actuarially equivalent basis, including joint and survivor benefits. Compensation included in the pension base includes cash awards under the Incentive Plans.
      As part of and in accordance with the merger agreement, the portion of the defined benefit plan covering Windstream employees will be transferred to Windstream. Assuming annual increases in compensation in future years of 5% per year through December 31, 2010 (or December 31, 2005 for Mr. Whittington), continuation in the position he held during 2005, and retirement at age 65, the estimated annual benefit under the pension plan for each of Messrs. Frantz, Gardner, Rhoda, Clancy and Whittington is $297,890, $240,169, $57,991, $41,254 and $7,182, respectively. Amounts shown are straight life annuity amounts and include amounts payable under the defined benefit portion of the Alltel Benefit Restoration Plan.
Benefit Restoration Plan
      Federal laws place certain limitations on pensions that may be paid under federal income tax qualified plans. The Alltel Benefit Restoration Plan provides for the payment to certain employees outside tax-qualified plans of any amounts not payable under the tax-qualified plans by reason of limitations specified in the Internal Revenue Code. Currently, under the Alltel Benefit Restoration Plan, Messrs. Frantz, Gardner, Rhoda, and Clancy are eligible for accruals with respect to benefits not payable under Alltel’s defined contribution plans and defined benefit pension plan. Amounts accrued, if any, under the defined contribution portion of these plans in 2005 for each of these executives are included in the Summary Compensation Table on page [ •  ]. As part of and in accordance with the merger agreement, the portion of the Alltel Benefit Restoration Plan covering Windstream employees will be transferred to Windstream.

Supplemental Executive Retirement Plan
      Alltel maintains a non-qualified supplemental executive retirement plan (the “SERP”) in which certain employees designated by its Board of Directors, including Messrs. Frantz and Gardner, participate. Each of Messrs. Frantz and Gardner is entitled to an early retirement benefit under the SERP upon the earliest to occur of January 1, 2007, and the distribution date (as defined in the distribution agreement by and between Alltel and Spinco). The lump sum benefit under the SERP payable for each of Messrs. Frantz and Gardner is $7,615,028 and $9,256,645, respectively. These payments will be made by Alltel within 10 days of the earliest of the distribution date and January 1, 2007. These payments reflect retirement benefits that were earned by Messrs. Frantz and Gardner in accordance with the SERP during their tenure at Alltel, and Alltel will make these payments on the foregoing date due to the pending separation of Spinco from Alltel which will result in the termination of these individuals’ employment with Alltel.
Grantor Trust
      Alltel maintains a “grantor trust” under Section 671 of the Internal Revenue Code (the “Trust”) to provide certain participants in designated compensation and supplemental retirement plans and arrangements with greater assurance that the benefits and payments to which those participants are entitled under those plans and arrangements will be paid. Contributions by Alltel to the Trust are discretionary. Prior to a “change of control” of Alltel (as defined in the trust agreement for the Trust), benefits may not be paid from the Trust.
      Following a “change of control” of Alltel, benefits and payments may be paid from the Trust to the extent those benefits and payments are not paid by Alltel or its successor. The assets of the Trust are subject to the claims of the creditors of Alltel in the event Alltel becomes “insolvent” (as defined in the trust agreement for the Trust).
OWNERSHIP OF WINDSTREAM COMMON STOCK
      The table below sets forth the projected beneficial ownership of Windstream common stock immediately after the completion of the merger and is derived from information relating to the beneficial ownership of Valor common stock and Alltel Corporation common stock as of April 28, 2006. The table sets forth the projected beneficial ownership of Windstream common stock by the following individuals or entities:

•	each person who will beneficially own more than 5% of the outstanding shares of Windstream common stock immediately after completion of the merger;

•	the individuals who will be the chief executive officer and the other four most highly compensated executive officers of Windstream;

•	the individuals who will be the directors of Windstream; and

•	the individuals who will be the directors and executive officers of Windstream as a group.
      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares of Windstream common stock shown as beneficially owned, subject to applicable community property laws. As of April 28, 2006, 71,096,887 shares of Valor common stock were issued and outstanding and 389,107,443 shares of Alltel Corporation common stock were issued and outstanding. The percentage of beneficial ownership set forth below gives effect to the distribution of an estimated 389,107,443 shares of Spinco common stock in the spin-off and the issuance of an estimated 402,906,059 shares of Valor common stock pursuant to the merger and is based on 474,002,946 shares of Windstream common stock estimated to be outstanding immediately following completion of the merger. In computing the number of shares of Windstream common stock that will be beneficially owned by a person and the percentage ownership of that person, Windstream restricted stock units that will be held by such person that are exercisable immediately after the merger or that are exercisable within 60 days of the date the merger closes (which is assumed, for purposes of this calculation only, to be July 3, 2006) are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

		Amount and
		Nature of		Percent of
		Beneficial		Class (If 1% or
	Name of Beneficial Owner	Ownership		More)

5% Beneficial Owners
	Private Capital Management, Inc. 8889 Pelican Bay Boulevard Suite 500 Naples, FL 34108-7512	39,295,807	(a)	8.3%
Directors	Dennis E. Foster	428,328	(b)
	Anthony J. de Nicola	19,617,338	(c)(d)	4.1%
Named Executive Officers	Jeffery R. Gardner	711,308	(b)
	Francis X. Frantz	845,477	(b)
	Brent K. Whittington	5,403	(b)
	Michael D. Rhoda	33,736	(b)
	Robert G. Clancy, Jr.	18,155	(b)
All Directors and Executive Officers as a Group		21,674,554	(e)	4.6%

(a)	Based upon information contained in the Schedule 13G/ A filed by Private Capital Management (“PCM”) on February 14, 2006 evidencing its ownership of Alltel common stock, it has shared voting and investment power with respect to these shares. Bruce S. Sherman, chief executive officer of PCM, has sole voting and investment power with respect to 560,595 shares of Alltel common stock and shared voting and investment power with respect to 36,503,885 shares (including the shares held by PCM’s clients and managed by PCM), and Gregg J. Powers, president of PCM, has sole voting and investment power with respect to 30,000 shares of Alltel common stock and shared voting and investment power with respect to 36,468,040 shares (including the shares held by PCM’s clients and managed by PCM).

(b)	Includes shares that the indicated persons have the right to acquire (through the exercise of options to purchase Alltel common stock) on or prior to the projected closing date (which is assumed, for purposes of this calculation only, to be July 3, 2006), as follows: Dennis E. Foster (375,656); Francis X. Frantz (731,120); Jeffery R. Gardner (679,120); Brent K. Whittington (4,368); Michael D. Rhoda (31,408); and Robert G. Clancy, Jr. (16,712). The employee matters agreement provides that to the extent that these individuals are holding an award consisting of an Alltel option that is vested and outstanding as of the distribution date, he or she will be treated as experiencing a separation from service from, or otherwise terminating employment with, Alltel. Any such Alltel option will expire unless it is exercised within the time provided in the option itself.

(c)	As a member of WCAS VIII Associates LLC and WCAS IX Associates, LLC, Mr. de Nicola may be deemed to share beneficial ownership of the 19,574,421 shares held by Welsh, Carson, Anderson Stowe. Mr. de Nicola disclaims beneficial ownership of such shares and any other shares held by affiliates of Welsh, Carson, Anderson & Stowe.

(d)	Includes 42,579 shares held directly by Mr. de Nicola, of which 6,470 represents shares of restricted stock that will vest upon closing of the merger.

(e)	Includes a total of 1,852,008 shares that members of the group have the right to acquire (through the exercise of options) on or prior to the projected closing date (which is assumed, for purposes of this calculation only, to be July 3, 2006).

DESCRIPTION OF SPINCO CAPITAL STOCK
      As part of the merger, the separate existence of Spinco will cease and Valor, which will be renamed Windstream, will be the surviving company. The certificate of incorporation and bylaws of Valor will be amended to become the governing documents of Windstream. The following summary describes the material terms of the capital stock of Spinco prior to the merger. The certificate of incorporation and bylaws of Spinco are being filed as exhibits to the registration statement of which this prospectus is a part. The rights of Spinco stockholders after the merger as stockholders of Windstream will be as set forth below under the heading “Description of Windstream Capital Stock” beginning on page [●].
Authorized Shares
      Under the Spinco Amended and Restated Certificate of Incorporation (the “Spinco Certificate”), Spinco is authorized to issue up to 500,000,000 shares of common stock, each having a par value of $.01 per share. Prior to the spin-off, as discussed throughout this proxy statement/prospectus-information statement, all issued and outstanding shares of Spinco common stock will be held of record by Alltel. There are no outstanding options or warrants to purchase, or securities convertible into, common stock of Spinco.
Voting Rights
      Pursuant to Delaware law and Spinco’s bylaws, each outstanding share of Spinco common stock will be entitled to one vote per share on each matter to be voted on by the holders of Spinco common stock. Unless otherwise required by the Delaware law, the Spinco Certificate or Spinco’s bylaws, any question brought before the stockholders, except the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of Spinco common stock represented and entitled to vote, voting as a single class. The holders of Spinco common stock will not be entitled to cumulative voting of their shares in elections of directors.
Dividends and Dividend Policy
      Holders of shares of Spinco common stock will be entitled to receive dividends as declared by Spinco’s board of directors out of funds that are legally available for that purpose. Spinco has never declared or paid any cash dividends on Spinco common stock and, except for the special dividend which will be paid to Alltel prior to the spin-off and distribution of Spinco common stock to Alltel stockholders, Spinco does not anticipate paying any cash dividends on shares of Spinco common stock prior to the merger. The merger agreement provides that the initial dividend policy of Windstream (which may be changed at any time by Windstream’s Board of Directors) will provide for the payment, subject to applicable law, of regular quarterly dividends on each issued and outstanding share of common stock of $0.25 per share. See “The Transactions — Dividend Policy.”
Liquidation Rights
      If Spinco is liquidated, dissolved or wound up, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding, if any, will be satisfied first. The holders of Spinco common stock will be entitled to share in remaining assets on a pro rata basis.
Preemptive Rights
      No holder of shares of Spinco common stock will have any preemptive right to acquire shares of Spinco common stock.
Indemnification of Officers and Directors
      The Spinco Certificate provides for indemnification of directors and officers to the fullest extent authorized or permitted by Delaware law, as amended from time to time. The right to indemnification conferred by Article SEVENTH of the Spinco Certificate includes the right to be paid by Spinco the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.
Delaware Anti-Takeover Statute
      The provisions of the Delaware Anti-Takeover Statute are described below under the heading “Description of Windstream Capital Stock – Delaware Anti-Takeover Statute.”

DESCRIPTION OF WINDSTREAM CAPITAL STOCK
      As part of the merger, the certificate of incorporation and bylaws of Valor will be amended to become the governing documents of Windstream. The following summary describes the material terms of the Amended and Restated Certificate of Incorporation of Windstream (which we refer to as the “Windstream Certificate”) and the Amended and Restated Bylaws of Windstream (which we refer to as the “Windstream Bylaws”), but it does not purport to describe all of the terms, of such certificate and bylaws. The full text of the Windstream Certificate and Bylaws are attached as Annex E and F, respectively, to this document and are incorporated by reference herein. All stockholders are urged to read such certificate and bylaws in their entirety. The summary is qualified in its entirety by the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”).
      The Windstream Certificate and Windstream Bylaws will not become effective until the completion of the spin-off and merger.
General
      Under the Windstream Certificate, the total authorized capital stock of Windstream will consist of 200,000,000 shares of preferred stock, par value $.0001 per share and 1,000,000,000 shares of common stock, par value $.0001 per share.
Preferred Stock
      The Windstream Certificate provides that Windstream’s Board of Directors will be authorized without further stockholder approval, to issue from time to time up to a total of 200,000,000 shares of preferred stock in one or more series and to fix or alter the powers, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of each series. The Board of Directors may fix the number of shares of any series of preferred stock, and it may increase or decrease the number of shares of any series of preferred stock, as long as it acts within the limitations or restrictions stated in the original resolution or resolutions that fixed the number of shares in the series and as long as it does not decrease the number of shares of any series below the number then outstanding. If the number of shares of any series of preferred stock is decreased, the shares constituting the decrease will resume the status they had prior to the adoption of the resolution that originally fixed the number of shares of the series, subject to the requirements of applicable law.
Common Stock
      Under the Windstream Certificate, the holders of Windstream common stock will have one vote per share on matters submitted to a vote of stockholders. Holders of the common stock will be entitled to receive dividends ratably, if any, as may be declared by the Board of Directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon Windstream’s liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably Windstream’s net assets available after the payment or provision for payment of all debts and subject to the prior rights of any outstanding preferred stock. The Windstream common stock will have no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.
      To the greatest extent permitted by applicable Delaware law, the shares of common stock will be uncertificated, and transfer will be reflected by book entry.
      All rights, preferences and privileges of holders of Windstream common stock stated in this summary are subject to the rights of holders of shares of any series of preferred stock which Windstream may designate and issue in the future without further stockholder approval.
Delaware Anti-Takeover Statute
      Section 203 of the DGCL restricts business combinations with certain interested stockholders (defined generally under the DGCL to include persons who beneficially own or acquire 15% or more of a Delaware corporation’s voting stock, hereinafter a “Section 203 Interested Stockholder”). Section 203, which applies to

Windstream, prohibits business combination transactions between a publicly held Delaware corporation and any Section 203 Interested Stockholder for a period of three years after the time on which the Section 203 Interested Stockholder became an interested stockholder unless: (a) prior to that time the corporation’s Board of Directors approved either the proposed business combination or the transaction which resulted in the Section 203 Interested Stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the Section 203 Interested Stockholder becoming an interested stockholder, the Section 203 Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers; and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to such time the business combination is approved by the corporation’s Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % the outstanding voting stock which is not owned by the Section 203 Interested Stockholder.
Rights of Appraisal
      Under the DGCL, Windstream stockholders may demand appraisal of and obtain payment of the fair value of their shares. This remedy may be an exclusive remedy, except where the corporate action involves fraud or illegality. The DGCL provides appraisal rights only in certain mergers or consolidations and not (unless the certificate of incorporation of a corporation so provides, which the Windstream Certificate will not) for a sale or transfer of all or substantially all of a corporation’s assets or an amendment to its certificate of incorporation. Moreover, the DGCL does not provide appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation so provides, which the Windstream Certificate will not) to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of any fractional shares or any combination of the foregoing. In addition, the DGCL denies appraisal rights if the stockholders of the surviving corporation in a merger did not have to vote to approve the merger. Appraisal rights are not available to Valor stockholders or Alltel stockholders with respect to the spin off and merger.
Board of Directors
      The Windstream Certificate provides for a Board of Directors consisting of not less than three nor more than fifteen members, the exact number of which shall be fixed from time to time by the affirmative vote of a majority of the entire Board of Directors. Under the Windstream Certificate, the initial Board of Directors will consist of nine directors. In accordance with the merger agreement, the initial directors will consist of six Alltel designees, one Valor designee and the chairman of the Board of Directors and the chief executive officer of Windstream. The term of office for these directors will expire at the annual meeting of Windstream stockholders in 2007.
      Nominations of persons for election to the Windstream Board of Directors may be made at a meeting of stockholders by or at the direction of the Board of Directors. In addition, any stockholder may nominate persons for election to the Windstream Board of Directors by giving timely notice to Windstream’s Secretary. To be timely:

•	in the case of an annual meeting, a stockholder’s notice must be delivered to or mailed and received at Windstream’s principal executive offices not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made; and

•	in the case of a special meeting, a stockholder’s notice must be delivered to or mailed and received at Windstream’s principal executive offices not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made.
      Directors will be elected at a stockholders’ meeting by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.
      Any vacancy on the Windstream Board of Directors that results from an increase in the number of directors may be filled by the majority vote of the directors then in office as long as a quorum is present. Any other vacancy may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director.
      Any or all directors may be removed, with cause, by the affirmative vote of at least a majority of the total voting power of Windstream’s outstanding voting securities, voting together as a single class at a meeting specifically called for such purpose.
      Notwithstanding the foregoing, if the holders of any one or more classes or series of Windstream preferred stock have the right to elect directors, the election, term of office, filling of vacancies and other features of such directorships shall be established by the Board of Directors.
      The Windstream Board of Directors will have an annual meeting and may hold regular meetings without notice according to a resolution of the board. Special meetings may be called by the chairman of the board, the president (if the president is a director) or, upon the written request of a majority of the total number of directors then in office. A majority of the total number of Windstream directors will constitute a quorum, and directors present at any meeting at which a quorum is present may act by majority vote.
Stockholders
      The Windstream Bylaws provide that an annual meeting of stockholders for the purpose of electing those directors whose term of office expires at such meeting and of transacting such other business as may properly come before it will be held each year. A stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to Windstream’s secretary in accordance with the provisions of the Windstream Bylaws.
      Under Delaware law, a special meeting of the stockholders may be called by the Board of Directors of the corporation or by any other person authorized to do so in the certificate of incorporation or bylaws. The Windstream Certificate states that as long as any security of the company is registered under Section 12 of the Securities Exchange Act of 1934, as amended, special meetings of stockholders of Windstream may be called only by a resolution of the Board of Directors.
      In accordance with Delaware law, the Windstream Bylaws provide that written notice of any stockholders meeting must be given to each stockholder entitled to vote not less than 10 or more than 60 days before the date of the meeting. Except as otherwise provided by DGCL or the Windstream Certificate, the holders of a majority of Windstream’s outstanding shares of stock entitled to vote constitutes a quorum for the transaction of business, and except for the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.
      As long as any security of Windstream is registered under Section 12 of the Securities Exchange Act of 1934, no stockholder action may be taken without a meeting, and the certificate of incorporation expressly denies the power of stockholders to consent in writing without a meeting.
Voting on Certain Fundamental Issues
      Delaware law permits a corporation to include supermajority provisions in its certificate of incorporation and bylaws with respect to the approval of various issues. However, other than the effect of Section 203 of the DGCL and voting on an amendment to certain sections of the Windstream Certificate, no supermajority voting requirement provisions related to matters upon which the stockholders of Windstream may vote are included in the Windstream Certificate or Windstream Bylaws.
Amendment of the Windstream Certificate
      Under Delaware law, unless a higher vote is required in the certificate of incorporation of a corporation, an amendment to such certificate of incorporation generally may be approved by a majority of the outstanding shares entitled to vote on the proposed amendment. Notwithstanding any provision of a corporation’s certificate of incorporation to the contrary, under Delaware law, holders of a class of a corporation’s stock are entitled to vote as a class on the approval of any amendment to the corporation’s certificate of incorporation which would:

•	increase or decrease the aggregate number of authorized shares of such class (subject to certain exceptions);

•	increase or decrease the par value of the shares of such class; or

•	alter or change the powers, preferences or rights of such class so as to affect them adversely.
      Under the Windstream Certificate, the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of Windstream eligible to be cast in the election of directors is required in order to amend, alter, change or repeal the sections of the Windstream Certificate related to the limitation of liability of directors and indemnification of directors and officers, the prohibition of stockholder action by written consent, the calling of special meetings of stockholders, the election to be covered by DGCL Section 203, and the procedures required to amend the Windstream Certificate.
Amendment of the Windstream Bylaws
      Under the Windstream Certificate, the Board of Directors will be expressly authorized to amend, alter, change or repeal the Windstream Bylaws. The stockholders will also have the ability to amend, alter, change or repeal the Windstream Bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the stockholders to amend the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the Board, and the procedures required to amend the Windstream Bylaws.
Limitation of Liability of Directors
      The DGCL provides that a corporation can, by a provision in its certificate of incorporation, limit a director’s liability for monetary damages for breach of fiduciary duty as a director; however, a corporation cannot limit a director’s liability for any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or any transaction from which the director derived an improper personal benefit.
      The Windstream Certificate provides that to the fullest extent permitted by the DGCL, no Windstream director will be liable to the corporation or its stockholders for damages arising from a breach of fiduciary duty owed to Windstream or its stockholders.
Indemnification
      The Windstream Certificate will require the corporation to indemnify any party to the fullest extent permitted by the DGCL who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he is or was a director or officer of Windstream, or, while a director, officer or other employee of Windstream, is or was serving at the request of Windstream as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
      In addition, Windstream, to the fullest extent authorized under Delaware law shall pay in advance of the final disposition of any such proceeding all expenses incurred by any director or officer in connection with such proceeding. The right to indemnification is not exclusive of any other right which that individual may have or hereafter acquire under the Windstream Certificate or under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
      Windstream may, by action of its Board of Directors, provide indemnification to its employees and agents with the same or lesser scope and effect as the foregoing indemnification of directors and officers.
      Windstream is authorized to purchase and maintain insurance on its own behalf and on behalf of any person required or permitted to be indemnified.
      The rights to indemnification and to the advance of expenses conferred in the Windstream Certificate are not be exclusive of any other right which any person may have or acquire.
Name Change; Listing
      Immediately following completion of the merger, the Board of Directors will merge a wholly-owned subsidiary of the surviving company into the company and, in connection with such merger, change the name of the company from “Valor Communications Group, Inc.” to “Windstream Corporation.” Promptly thereafter, the company will file a restated certificate of incorporation with the Delaware Secretary of State reflecting the name change. Shares of Windstream Corporation will be traded on the NYSE under the new trading symbol WIN.
Transfer Agent and Registrar
      The transfer agent and registrar for the common stock is Computershare Investor Services, LLC.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS
BEFORE AND AFTER THE SPIN-OFF AND MERGER
      Upon completion of the spin-off and merger, the Windstream Certificate and Windstream Bylaws will be in the form attached as Annex E and F, respectively, to this document and incorporated by reference herein. Although there are substantial similarities between the certificate of incorporation and bylaws of Valor prior to the spin-off and merger (which we refer to as the “Pre-Merger Certificate” and the “Pre-Merger Bylaws”) and the Windstream Certificate and Bylaws, some differences do exist. The following is a summary of the material differences between the rights of stockholders before and after the spin-off and merger. Although we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of stockholders’ rights, and it is qualified in its entirety by reference to the DGCL and the various documents we refer to in this summary.
Shares of Stock
      Total authorized shares of capital stock will increase from 220,000,000 to 1,200,000,000. The authorized number of shares of preferred stock will increase from 20,000,000 shares, with a par value of $.0001 per share in the Pre-Merger Certificate to 200,000,000 shares of preferred stock, with a par value of $.0001 per share in the Windstream Certificate. The authorized number of shares of common stock will increase from 200,000,000 shares of common stock, with a par value of $.0001 per share in the Pre-Merger Certificate to 1,000,000,000 shares of common stock, with a par value $.0001 per share in the Windstream Certificate.
      The Pre-Merger Bylaws contemplated that all shares of stock would be certificated, but under the Windstream Certificate and Bylaws, to the greatest extent permitted by applicable Delaware law, the shares of common stock will be uncertificated, and transfer will be reflected by book entry. Under the Windstream Bylaws, any certificated shares of stock will be transferred by surrendering the certificates with the proper endorsement and additional items required by the corporation. Upon surrender of the certificate, no new certificate will be issued to the transferee; instead, the transfer will be made by book entry.
Board of Directors
      The Pre-Merger Certificate and Bylaws established an initial Board of Directors consisting of four directors elected by the stockholders. Thereafter, the number of directors was established by resolution of the Board. No term for the directors was specified, and a special meeting could be called upon the written request of at least three directors.
      The Windstream Certificate and Bylaws state that the Board of Directors will consist of not less than three nor more than fifteen members, with the exact number fixed from time to time by the affirmative vote of a majority of the entire Board of Directors. The directors will serve terms of one year and will stand for election at each annual meeting of stockholders. A special meeting can be called upon the written request of a majority of the directors then in office.
      Further, vacancies on the Board under the Pre-Merger Bylaws were filled by a majority vote of the board, regardless of whether a quorum was present. Under the Windstream Bylaws, a quorum must be present in order to vote to fill a vacancy on the Windstream Board of Directors that results from an increase in the number of directors. Other vacancies may be filled by a majority vote of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director.
Stockholders
      Under both the Pre-Merger Bylaws and the Windstream Bylaws, a stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to corporation’s secretary. However, the requirements for a “timely” meeting notice differ between the two documents. Under the Pre-Merger Bylaws, the meeting notice must have been provided to the corporation no less than 60 nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days’ notice or prior public announcement of the date of the meeting was given, the stockholder’s notice must be received by the corporation no later than the 10th day following the date of the notice of the annual meeting was mailed or the public announcement was made. Under the Pre-Merger Bylaws, the meeting notice must contain the following information: (1) a brief description of the business desired to be brought before the annual meeting; (2) the name and address of the stockholder submitting the meeting notice; (3) the class and number of shares beneficially owned by the stockholder; and (4) any material interest of the stockholder in the business brought before the meeting.
      The Windstream Bylaws require the stockholder to provide the meeting notice no less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date, the meeting notice must be received no later than the 10th day following the date on which notice of the annual meeting was mailed or a public announcement of the annual meeting was made. Under the Windstream Bylaws, the meeting notice must contain the information required under the Pre-Merger Bylaws, as well as the following additional information: (1) a representation that the stockholder is a stockholder of record entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the business described in the meeting notice; and (2) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal.
      The notice requirements for nomination of directors at an annual meeting also change under the Windstream Bylaws. The Pre-Merger Bylaws require the submission of the nomination not less than 60 nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, but if the date of the annual meeting is changed by more than 30 days from the anniversary date, then the nomination must be received no later than the 10th day following the date of the notice of the annual meeting was mailed or the public announcement was made. Under the Pre-Merger Bylaws, the nomination must contain: (1) as to the stockholder submitting the nomination: (a) his or her name and address; and (b) the class and number of shares beneficially owned and owned of record by the stockholder; and (2) as to the beneficial owner, if any, on whose behalf the nomination is made: (i) the name and address of the beneficial owner; and (ii) the class and number of shares beneficially owned by him or her.
      Under the Windstream Bylaws, the nomination must be submitted not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, but if the date of the annual meeting is changed by more than 30 days from the anniversary date, then the nomination must be received no later than the 10th day following the date of the notice of the annual meeting was mailed or the public announcement was made. Under the Windstream Bylaws the nomination must contain the same information required under the Pre-Merger Bylaws, but it also must contain the following additional information: (1) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the nomination, and (2) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of the nomination.
      The Pre-Merger Certificate contains no provision allowing the stockholders to amend the corporation’s bylaws although the DGCL provides for this right. While the Windstream Certificate allows the stockholders to amend, alter, change or repeal the Windstream Bylaws by an affirmative majority vote, or in the case of amendment to the bylaws sections related to bringing matters before an annual meeting of the stockholders, nominating and electing directors and filling vacancies on the Board of Directors, and amending the Windstream Bylaws, a two-thirds vote.

Certain Related Party Transactions
      The Pre-Merger Certificate contained provisions stating that the partners, principals, directors, officers, members, managers and/or employees of Vestar Capital Partners, III, L.P., Vestar Capital Partners IV, L.P. and Vestar/ Valor LLC (which we collectively refer to as “Vestar”) and Welsh, Carson, Anderson & Stowe VIII, L.P. and Welsh, Carson, Anderson & Stowe IX, L.P. (which we collectively refer to as “WCAS”) were deemed “interested stockholders” under Section 203 of the DGCL and were expected to serve as directors and/or officers of the corporation; engage in business activities that are the same, similar to, or related to the business in which the corporation was engaged; and engage in material business transactions with the corporation. The Pre-Merger Certificate stated that these activities by Vestar and WCAS were not breaches of fiduciary duty and that neither Vestar nor WCAS had a duty to inform the corporation of any potential corporate opportunity unless the opportunity was expressly offered to the representative of Vestar or WCAS in his or her capacity as a director or officer of the corporation. The Pre-Merger Certificate also identified certain matters that were not corporate opportunities and set forth requirements for approval of agreements or transactions between the corporation and Vestar or WCAS. None of these provisions, nor any similar provisions concerning interested parties, are included in the Windstream Certificate or Windstream Bylaws.
      Other than the differences described above, the rights of Windstream stockholders will remain the same as the rights of Valor stockholders immediately prior to the merger.
Rights of Alltel Corporation Stockholders Before and After the Merger
      Alltel Corporation stockholders will not be required to surrender their Alltel Corporation shares in the spin-off transaction or the merger. The distribution of Valor common stock to Alltel Corporation stockholders will not cancel or affect the number of outstanding shares of Alltel Corporation common stock or the related rights. The rights of Alltel stockholders after the merger as stockholders of Windstream will be as set forth above under the heading “Description of Windstream Capital Stock” beginning on page [ •  ].

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
      The following unaudited pro forma combined condensed balance sheet as of March 31, 2006 and the unaudited pro forma combined condensed statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 are based on the historical financial statements of Spinco and Valor. The unaudited pro forma combined condensed financial statements give effect to (1) the contribution of Alltel’s wireline operations to Spinco, (2) the spin off of Spinco to Alltel’s stockholders and (3) the merger of Spinco with Valor accounted for as a reverse acquisition of Valor by Spinco, with Spinco considered the accounting acquirer, based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements.
      The unaudited pro forma combined condensed financial statements have been prepared using the purchase method of accounting as if the transaction had been completed as of January 1, 2005 for purposes of the combined condensed statements of income and on March 31, 2006 for purposes of the combined condensed balance sheet.
      The unaudited pro forma combined condensed financial statements present the combination of historical financial statements of Spinco and Valor adjusted to give effect (1) to the transfer of certain assets and liabilities from and to Alltel and Spinco immediately prior to the spin-off that are not included in Spinco’s historical balance sheet as of March 31, 2006, (2) the issuance of $4.9 billion of long-term debt by Windstream as further discussed in Notes (b) and (f) below (assuming Valor’s outstanding notes remain outstanding), (3) to the spin-off of Spinco to Alltel’s stockholders through a tax free stock dividend, payment of a special dividend by Spinco to Alltel in an amount not to exceed Alltel’s tax basis in Spinco and the distribution by Spinco of certain of its debt securities to Alltel, as further discussed in Note (b) below and (4) to the merger of Spinco with Valor. (See Note (i) below.)
      The unaudited pro forma combined condensed financial statements were prepared using (1) the unaudited combined financial statements of Spinco as of and for the quarterly period ended March 31, 2006 included in this proxy statement/prospectus-information statement, (2) the audited combined financial statements of Spinco as of and for the year ended December 31, 2005 included in this proxy statement/prospectus-information statement, (3) the unaudited consolidated financial statements of Valor included in Valor’s quarterly report on Form 10-Q as of and for the quarterly period ended March 31, 2006, which are incorporated herein by reference, and (4) the audited consolidated financial statements of Valor included in Valor’s annual report on Form 10-K as of and for its fiscal year ended December 31, 2005, which are incorporated herein by reference.
      Although Valor will issue approximately 405 million of its common shares to effect the merger with Spinco, the business combination will be accounted for as a reverse acquisition with Spinco considered the accounting acquirer. As a result, the fair value of Valor’s common stock issued and outstanding as of the date of the merger will be allocated to the underlying tangible and intangible assets and liabilities of Valor based on their respective fair market values, with any excess allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair market value of the tangible and intangible assets and liabilities of Valor. Certain assumptions have been made with respect to the fair market value of identifiable intangible assets as more fully described in the accompanying notes to the unaudited pro forma combined condensed financial statements. As of the date of this filing, Spinco has just commenced the appraisals necessary to arrive at the fair market value of the assets and liabilities to be acquired and the related allocations of purchase price. Once Spinco has completed the appraisals necessary to finalize the required purchase price allocation after the consummation of the merger, the final allocation of purchase price will be determined. The final purchase price allocation based on third party appraisals may be different than that reflected in the pro forma purchase price allocation, and this difference may be material.
      Spinco, together with the management of Windstream, is developing a plan to integrate the operations of Valor and Spinco after the merger. Both companies provide local telephone service to customers in primarily rural markets. The footprint of Spinco’s rural markets and the states in which it operates are highly complementary to Valor’s rural market footprint. As a result, the management of Windstream expects to fully integrate Valor’s business into that of Spinco, and will report Valor’s operations with those of Spinco in the wireline segment. Windstream’s business strategy is not expected to differ significantly from that of either Spinco or Valor. In particular, one of the more important challenges facing both Spinco and Valor, and which is expected to continue to impact Windstream, is the loss of access lines, primarily due to wireless and broadband substitution. The management of Windstream will continue focusing on the strategy of selling enhanced services to existing customers, including broadband services, and increasing average revenue per line through a combination of new product offerings and bundling of various services. In addition to stemming the loss of access lines and related revenues, a priority of Windstream will be the generation of sufficient cash flows to fund interest payments of the long-term debt being issued, as further discussed in Notes (b), (f) and (p) below, repayment of that debt, employee benefit plan obligations, capital expenditures necessary to maintain and enhance the network, and payment of dividends pursuant to the policy established by Windstream’s management. Currently, the management of Windstream believes that the combined, post-merger company will generate sufficient cash flow from operations to fund each of these payments, as further discussed in “Dividend Policy of Windstream” on page [● ]. In connection with the plan to integrate the operations of Valor and Spinco, management anticipates that certain non-recurring charges, such as severance and relocation expenses and branding and signage costs, will be incurred in connection with this integration. Management cannot identify the timing, nature and amount of such charges as of the date of this proxy statement/prospectus-information statement.
      However, any such charge could affect the combined results of operations of Spinco and Valor in the period in which such charges are recorded. The unaudited pro forma combined condensed financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction. In addition, the unaudited pro forma combined condensed financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the transaction, nor do they include any potential incremental costs due to loss of synergies due to the separation from Alltel.
      The unaudited pro forma combined condensed financial statements are not intended to represent or be indicative of the combined results of operations or financial condition of Spinco and Valor that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of Spinco and Valor. The unaudited pro forma combined condensed financial statements should be read in conjunction with the separate historical financial statements and accompanying notes of Spinco and Valor that are included or incorporated by reference in this proxy statement/prospectus-information statement.

Valor Communications Group Inc.
Unaudited Pro Forma Combined Condensed Balance Sheet
As of March 31, 2006

		Additional		Issuance of
		Transfers of		Debt
	ALLTEL	Assets and		Securities,		Payment		ALLTEL		Pro Forma
	Holding,	Liabilities		Net of		of Dividends		Holding,	Valor	Add (Deduct)
	as reported	from Alltel		Prepayment		to Alltel		as adjusted	as Reported	Adjustments		Combined

	(Millions)
Assets
Cash and short-term investments	$9.9	$(5.3	)(a)	3,103.1	(b)	$(2,275.0	)(b)	$832.7	$69.8	$(783.6	)(i)	$118.9
Other current assets	361.6	—		—		—		361.6	67.0	(14.2	)(e,i)	414.4

Total current assets	371.5	(5.3)		3,103.1		(2,275.0)		1,194.3	136.8	(797.8)		533.3
Investments	2.0	—		—		—		2.0	—	10.4(c	)	12.4
Goodwill	1,218.7	—		—		—		1,218.7	1,057.0	(99.9	)(d,i)	2,175.8
Other intangibles	315.7	—		—		—		315.7	—	675.0(i	)	990.7
Property, plant and equipment, net	2,926.8	114.1	(a)	—		—		3,040.9	707.6	—		3,748.5
Other assets	31.4	207.9	(a)	43.0	(b)	—		282.3	55.9	(48.0	)(c,d,e,g)	290.2

Total assets	$4,866.1	$316.7		$3,146.1		$(2,275.0)		$6,053.9	$1,957.3	$(260.4)		$7,750.8

Liabilities and Shareholders’ Equity
Current liabilities	$396.2	$—	(a)	$(12.1	)(f)	$—		$384.1	$89.0	$(14.2	)(e,i)	$458.9
Long-term debt	238.7	—		4,869.5	(b,f)	—		5,108.2	1,180.6	(764.1	)(f,i)	5,524.7
Deferred income taxes	677.7	97.6	(a)	—		—		775.3	93.9	137.8	(j)	1,007.0
Other liabilities	184.0	(4.3	)(a)	—		—		179.7	27.7	20.2	(e,g)	227.6
Common stock	—	—		—		—		—	—	—		—
Additional paid-in capital	—	—		—		(393.4	)(b)	(393.4)	892.7	33.7	(h,i)	533.0
Treasury stock	—	—		—		—		—	(0.4)	—		(0.4)
Parent company investment	1,288.4	224.9	(a)	(1,513.3	)(b)	—	(b)	—	—	—		—
Accumulated other comprehensive income	0.5	(0.5	)(a)	—		—		—	(4.9)	4.9	(h)	—
Retained earnings (deficit)	2,080.6	(1.0	)(a)	(198.0	)(f)	(1,881.6	)(b)	—	(321.3)	321.3	(h)	—

Total liabilities and shareholders’ equity	$4,866.1	$316.7		$3,146.1		$(2,275.0)		$6,053.9	$1,957.3	$(260.4)		$7,750.8

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

Valor Communications Group Inc.
Unaudited Pro Forma Combined Condensed Statement of Income
For the Three Months Ended March 31, 2006

	ALLTEL		Pro Forma
	Holding,	Valor	Add (Deduct)
	as reported	as Reported	Adjustments		Combined

	(Millions, except per share amounts)
Revenues and sales	703.0	125.6	(4.0	)(k)	$824.6
Costs and expenses:
Cost of services	192.8	26.7	—		219.5
Cost of products sold	84.3	—	—		84.3
Selling, general, administrative and other	79.7	32.6	(4.0	)(k)	108.3
Depreciation and amortization	102.6	22.0	7.3	(l)	131.9
Royalty expense to Parent	67.2	—	(67.2	)(m)	—
Restructuring and other charges	2.5	—	(2.5	)(n)	—

Operating income	173.9	44.3	62.4		280.6
Other income (expense), net	1.2	1.1	—		2.3
Intercompany interest income	14.5	—	(14.5	)(o)	—
Interest expense	(4.5)	(20.6)	(72.1	)(p)	(97.2)

Income before income taxes	185.1	24.8	(24.2)		185.7
Income taxes	72.3	8.8	(9.4	)(q)	71.7

Income before cumulative effect of accounting change	$112.8	$16.0	$(14.8)		$114.0

Earnings per share:
Basic	N/A	$.23			$.24
Diluted	N/A	$.23			$.24
Average common shares outstanding:
Basic	N/A	69.8	404.8	(r)	474.6
Diluted	N/A	69.8	404.8	(r)	474.6
The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

Valor Communications Group Inc.
Unaudited Pro Forma Combined Condensed Statement of Income
For the Year Ended December 31, 2005

			Pro Forma
	Spinco,	Valor	Add (Deduct)
	as reported	as Reported	Adjustments		Combined

	(Millions, except per share amounts)
Revenues and sales	$2,923.5	$505.9	$(15.9	)(s)	$3,413.5
Costs and expenses:
Cost of services	796.1	107.6	—		903.7
Cost of products sold	374.8	—	—		374.8
Selling, general, administrative and other	340.1	139.7	(15.9	)(s)	463.9
Depreciation and amortization	474.2	89.9	29.2	(t)	593.3
Royalty expense to Parent	268.8	—	(268.8	)(u)	—
Restructuring and other charges	35.7	1.7	(31.3	)(v)	6.1

Operating income	633.8	167.0	270.9		1,071.7
Other income (expense), net	11.6	(33.9)	3.0	(v)	(19.3)
Intercompany interest income	23.3	—	(23.3	)(w)	—
Interest expense	(19.1)	(83.2)	(288.6	)(x)	(390.9)

Income before income taxes	649.6	49.9	(38.0)		661.5
Income taxes	267.9	14.3	(14.3	)(v,y)	267.9

Income before cumulative effect of accounting change	$381.7	$35.6	$(23.7)		$393.6

Earnings per share:
Basic	N/A	$.42			$.83
Diluted	N/A	$.42			$.83
Average common shares outstanding:
Basic	N/A	69.4	404.8	(r)	474.2
Diluted	N/A	69.7	404.8	(r)	474.5
The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

a.	Immediately prior to the effective date of the spin off, Alltel will transfer to Spinco property, plant and equipment (net book value of $114.1 million), pension assets ($207.9 million) and additional other postretirement liabilities ($7.4 million) related to the wireline operations and associated deferred income taxes ($97.6 million). In addition, Spinco will transfer to Alltel certain tax contingency reserves that will be retained by Alltel pursuant to the distribution agreement ($11.7 million), as well as certain international operations. The amounts of the transferred assets and liabilities reflected in the pro forma combined condensed balance sheet have been based upon the March 31, 2006 carrying values and are subject to change. The actual carrying values of the transferred assets and liabilities will be determined as of the date of the spin-off. As a result, those carrying amounts may change, and such changes may be material.

b.	Prior to the spin-off and merger with Valor, Spinco will borrow approximately $4.9 billion through a new senior secured credit agreement and the issuance of unsecured debt securities in a private placement and through the distribution to Alltel of certain of Spinco’s debt securities representing approximately $1.673 billion in debt reduction to Alltel. Proceeds from the debt issuance will be used to pay a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco and for other purposes, including the repayment of certain debt obligations of Valor and Spinco, as further discussed in Note (f) below. Spinco expects to capitalize $43.0 million of debt issuance costs associated with the issuance of the $4.9 billion of long-term debt. Effective with the spin off, Alltel will contribute all of the assets and liabilities of its wireline business to Spinco in exchange for the issuance to Alltel of Spinco’s common stock to be distributed pro rata to Alltel’s stockholders as a tax free stock distribution, the payment of a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco (estimated to be $2.275 billion), which Alltel will use to repurchase stock pursuant to a special stock buyback program authorized by the Alltel Board of Directors in connection with the spin-off, to repay outstanding indebtedness, or both, within one year following the spin-off, and the distribution by Spinco of certain debt securities (as described above) to Alltel. Immediately after the consummation of the spin off, Spinco will merge with and into Valor, with Valor continuing as the surviving corporation. As a result of the merger, all of the issued and outstanding shares of Spinco common stock will be converted into the right to receive an aggregate number of shares of common stock of Valor that will result in Alltel’s stockholders holding approximately 85 percent of the outstanding equity interests of the surviving corporation immediately after the merger and the stockholders of Valor holding the remaining approximately 15 percent of such equity interests. It is presently estimated that 1.04 shares of Valor common stock will be distributed to Alltel stockholders for each share of Spinco common stock they are entitled to receive. The final number of shares of Valor common stock issued to effect the merger will be determined based on the actual number of Valor shares outstanding as of the merger date.

c.	This adjustment is to reclassify Valor’s investments in certain wireless partnerships and RTFC equity certificates as of the merger date from other assets to investments to conform to Spinco’s financial statement presentation. Approximately $5.6 million of the RTFC equity certificates will be redeemed upon repayment of the related debt, as further discussed below in Note (f).

d.	This adjustment is to eliminate as of the merger date the recorded values of Valor’s goodwill of $1,057.0 million and customer list of $0.3 million and to write-off Valor’s remaining unamortized debt issuance costs of $29.7 million.

e.	This adjustment is to eliminate, as of the merger date, Valor’s current and long-term portion of deferred activation fees of $3.1 million and $1.9 million, respectively, and the corresponding amounts of deferred acquisition costs in accordance with Emerging Issues Task Force (“EITF”) No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree”.

f.	Immediately following the merger, the surviving corporation will repay with available cash on hand all borrowings outstanding under Valor’s existing credit facility ($780.6 million at March 31, 2006) and $80.0 million of long-term debt obligations of Spinco. In addition, the surviving company will pay

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS — (Continued)

approximately $8.1 million of early termination penalties in conjunction with repaying the long-term debt obligations of Spinco, as well as $1.9 million of accrued interest, and approximately $7.8 million of early termination penalties in conjunction with repaying borrowings outstanding under Valor’s existing credit facility. Also, certain RTFC equity certificates totaling approximately $5.6 million will be refunded in cash upon repayment of Valor’s debt, resulting in net prepayment penalties of $2.2 million. The following table presents the estimated long-term debt outstanding of the combined company immediately following the merger on a pro forma basis (amounts in millions):

Bank Debt:
Senior secured five-year revolving credit facility	$34.0
Term loan A — 5 year maturity	500.0
Term loan B — 7 year maturity	1,900.0

Total bank debt	2,434.0

Notes:
ALLTEL Communications Holdings of the Midwest, Inc. — 6.75%, due April 1, 2028	100.0
ALLTEL Georgia Communications Corp. — 6.50%, due in annual installments Through November 15, 2013	80.0
Teleview — 7.00%, due in monthly installments through January 2, 2010	1.0
Valor — 7.75%, due November 15, 2015	416.5
Windstream — maturity to be determined	800.0
Windstream — 10 year fixed maturity	1,703.2

Total notes	3,100.7

Total bank debt and notes	5,534.7
Current portion of long-term debt	10

Total long-term debt	$5,524.7

      The above table presents the total pro forma long-term debt obligations of the combined company. The final amount of bank debt and notes that will be issued will be determined near close of the transaction. To the extent additional notes are issued, the bank debt will be reduced by a corresponding amount.

g.	This adjustment is to recognize, as of March 31, 2006, Valor’s unfunded pension and other postretirement benefits liabilities of $46.7 million and to eliminate Valor’s pension asset of $0.1 million and pension and other postretirement benefits liabilities of $24.6 million in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

h.	This adjustment is to eliminate Valor’s additional paid in capital, accumulated other comprehensive income and retained deficit accounts as of the merger date.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS — (Continued)

i.	This adjustment represents the estimated purchase price allocation as of March 31, 2006. For purposes of determining the purchase price allocation, the fair market value of all tangible and intangible assets and liabilities of Valor were estimated at March 31, 2006. The allocation of purchase price was as follows:

Consideration:
Value of Valor shares issued and outstanding at March 31, 2006 (1)	$926.4
Valor treasury stock	(0.4)
Repayment of Valor credit facility, including net prepayment penalty	782.8
Direct costs of acquisition (2)	0.8

Total	1,709.6

Allocated to:
Current assets	133.7
Property, plant and equipment	707.6
Investments and other tangible assets	18.3
Identifiable intangible assets (3)	675.0
Current liabilities acquired	(85.9)
Long-term debt assumed (including fair value adjustment) (4)	(416.5)
Other long-term liabilities acquired (including deferred taxes)	(279.7)

Goodwill (3)	$957.1

(1)	The value of Valor’s common stock was calculated on the basis of (1) 71,096,887 shares outstanding as of April 28, 2006 and (2) the closing price of Valor common stock on May 22, 2006 of $12.78. The final value of Valor shares will be based on the actual number of shares outstanding and the closing price of Valor stock as of the merger date.

(2)	Direct cash costs consist of estimates for professional fees (including banking fees) and other direct costs of the transaction that are expected to be incurred and capitalized as part of the merger transaction, including $11.1 million of costs incurred through March 31, 2006. Pursuant to the terms of the distribution agreement, Alltel will assume any transaction costs related to the spin off, the merger, or the issuance of debt that exceeds $115.0 million.

(3)	The identifiable intangibles consisted of (1) value assigned to the Valor customer base as of March 31, 2006 of $175.0 million and (2) value assigned to the Valor franchise rights as of March 31, 2006 of $500.0 million. For purposes of preparing the unaudited pro forma combined condensed statement of income, Spinco expects to amortize the fair value of the customer base on a straight-line basis over its average estimated life of six years. The franchise rights have been classified as indefinite-lived intangible assets and are not subject to amortization because Spinco expects both the renewal by the granting authorities and the cash flows generated from the franchise rights to continue indefinitely. Goodwill of $957.1 million represents the excess of the purchase price of the acquired business over the fair value of the underlying identifiable net tangible and intangible assets at March 31, 2006. The premium paid by Spinco in this transaction is due to the potential for greater long-term returns as the combination of Spinco and Valor will create the largest telecommunications carrier in the United States which is primarily focused on rural markets. Subsequent to this merger, due to the resulting increased size and economies of scale, the combined company should have greater financial flexibility to develop and deploy products, expand the capacity of its network, respond to competitive pressures and improve the cost structure of its operations. The preliminary allocation of value to the intangible assets was based on assumptions as to the fair value of customers and franchise rights. These values were determined by use of a market approach, which seeks to measure the value of assets as compared to similar transactions in

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS — (Continued)

the marketplace. To determine market values, Spinco utilized a third party valuation firm to derive current market values for the customer base (computed on a per customer basis) and franchise rights licenses (computed on a per access line basis) from publicly available data for similar transactions in the wireline industry. These valuations are preliminary and do not necessarily represent the ultimate fair value of such assets that will be determined by an independent valuation firm subsequent to the consummation of the merger.

(4)	Fair value adjustments of $16.5 million have been made to the carrying value of Valor’s long term debt that was outstanding as of the merger date and not immediately repaid. The effect of the fair value adjustment to Valor’s long-term debt will be amortized as a reduction to interest expense over the term of each debt issue. The effect of the fair value adjustment to long-term debt has been included in the adjustments to the unaudited pro forma combined condensed statement of income. See Note (p).

j.	This adjustment is to record the incremental deferred taxes required under SFAS No. 109, “Accounting for Income Taxes”, for the difference between the revised book basis, i.e., fair value, of Valor’s assets other than goodwill and liabilities recorded under purchase accounting and the carryover tax basis of those assets and liabilities. Because certain of the identifiable intangible assets recognized in the purchase price allocation had no tax basis at the time of the transaction, a deferred tax liability has been recognized for the difference in book and tax basis of the identifiable intangible assets. The pro forma adjustment to deferred income taxes was based on Spinco’s statutory tax rate of 38.9 percent.
      A summary of the effects of the pro forma adjustments outlined in (c) to (i) on goodwill, other assets, other liabilities and additional paid-in capital was as follows:

Effects of pro forma adjustments on other current assets and other current liabilities:
Eliminate current portion of Valor’s deferred activation costs/fees — Note (e)	$(3.1)
Recognize payment of transaction costs and reclassification to goodwill — Note (i)(2)	(11.1)

Net decrease in other current assets and other current liabilities	$(14.2)

Effects of pro forma adjustments on goodwill:
Eliminate carrying value of Valor’s goodwill — Note (d)	$(1,057.0)
Record goodwill in connection with ALLTEL Holding’s reverse acquisition of Valor — Note (i)(3)	957.1

Net decrease in goodwill resulting from pro forma adjustments	$(99.9)

Effects of pro forma adjustments on other assets:
Eliminate carrying value of Valor’s unamortized debt issuance costs — Note (d)	$(29.7)
Reclassification of Valor’s investments in wireless partnerships and RTFC equity certificates — Note (c)	(16.0)
Eliminate long-term portion of Valor’s deferred activation costs — Note (e)	(1.9)
Eliminate Valor’s pension asset and customer list — Note (d) and Note (g)	(0.4)

Net decrease in other assets resulting from pro forma adjustments	$(48.0)

Effects of pro forma adjustments on long-term debt:
Reflect repayment of Valor long-term debt obligations — Note (f)	$(780.6)
Adjust Valor bonds to fair value — Note (i)(4)	16.5

Net decrease in long-term debt resulting from pro forma adjustments	$(764.1)

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS — (Continued)

Effects of pro forma adjustments on other liabilities:
Eliminate long-term portion of Valor’s deferred activation fees — Note (e)	$(1.9)
Record additional pension and other postretirement benefit liabilities — Note (g)	22.1

Net increase in other liabilities resulting from pro forma adjustments	$20.2

Effects of pro forma adjustments on additional paid-in capital
Issuance of Valor common stock to effect the merger transaction — Note (i)(1)	$926.4
Eliminate Valor’s additional paid-in capital balance — Note (h)	(892.7)

Net increase in additional paid-in capital resulting from pro forma adjustments	$33.7

k.	This adjustment is to eliminate the intercompany revenues and related expenses associated with Spinco’s agreement to provide customer billing services to Valor.

l.	This adjustment reflects the amortization of the finite-lived identifiable intangible assets recorded in this transaction as previously described in Note (i)(3) above. For purposes of determining the amount of the adjustment, the estimated life of Valor’s customer base was assumed to be six years.

m.	This adjustment is to eliminate royalty expense charged to Spinco by Alltel pursuant to a licensing agreement with an Alltel affiliate under which Spinco’s incumbent local exchange carrier subsidiaries were charged a royalty fee for the use of the Alltel brand name in marketing and distributing telecommunications products and services. Following the spin-off and merger with Valor, Spinco will no longer incur this charge as it will cease use of the Alltel brand name, and accordingly, this expense has been eliminated in the pro forma combined condensed statement of income.

n.	This adjustment is to eliminate spin-off-related costs incurred by Spinco during the first quarter of 2006 which are directly related to the transaction. Following the spin-off and merger, Spinco will not incur these charges, and accordingly, these expenses have been eliminated in the pro forma combined condensed statement of income.

o.	This adjustment is to eliminate the intercompany interest income earned by Spinco from Alltel on certain interim financing that Spinco provides to Alltel in the normal course of business. In conjunction with the spin-off, all intercompany balances between Spinco and Alltel will be settled via the special dividend discussed in Note (b). Accordingly, the intercompany interest income has been eliminated in the pro forma combined condensed statement of income.

p.	The adjustment is to record (1) the estimated quarterly interest expense recognized on newly issued debt of the combined company as calculated below, (2) the amortization of debt issuance costs capitalized associated with the newly issued debt as computed below, (3) elimination of interest expense and amortization of debt issuance costs related to pre-existing debt of Spinco and Valor that will be repaid immediately upon consummation of the merger as discussed in Note (f) above, and (4) the effects of amortizing the fair value adjustment to Valor’s long-term debt discussed in Note (i)(4) above. As of January 1, 2006, the fair value adjustment to Valor’s long-term debt was estimated to be $16.5 million.

      Calculation of estimated quarterly interest expense for newly issued debt of the combined company is as follows:

Senior secured five-year revolving credit facility	$0.5
Term loan A — 5 year maturity	8.0
Term loan B — 7 year maturity	31.7
Senior notes — maturity to be determined	14.5
Senior notes — 10 year fixed maturity	30.9

Total	$85.6

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS — (Continued)
      The weighted average interest rate for the newly issued debt was estimated to be 6.938 percent, resulting in quarterly interest expense of $85.6 million. A change in the weighted average interest rate of one-eighth of one percent would change quarterly interest expense by $1.6 million. Debt issuance costs are amortized over the life of the related debt. Debt issuance costs, the related amortization period and cost per quarter are estimated as follows:

		Amortization

	Issuance	Number	Per
	Fee	of Years	Quarter

Senior secured five-year revolving credit facility	$5.0	5.0	$0.25
Term loan A — 5 year maturity	5.0	5.0	0.25
Term loan B — 7 year maturity	19.0	7.0	0.70
Senior notes — maturity to be determined (assumed to be 7 years)	14.0	7.0	0.50

Totals	$43.0		$1.70

      A summary of the effects of the adjustments on interest expense are as follows:

Estimated quarterly interest expense related to newly issued debt of the combined company (per above)	$85.6
Amortization of estimated capitalized debt issuance costs associated with the newly issued debt (per above)	1.7
Elimination of interest expense and amortization of debt issuance costs related to repayment of borrowings outstanding under Valor’s existing credit agreement and repurchase of certain debt obligations of ALLTEL Holding	(14.8)
Reduction in interest expense due to amortizing fair value adjustment — Note (i)(4)	(0.4)

Net increase in interest expense	$72.1

q.	This adjustment is to reflect the tax effect of the pro forma adjustments described in Notes (k) through (o) above and was based on Spinco’s statutory tax rate of 38.9 percent.

r.	The adjustment to both the weighted average shares outstanding and the diluted weighted average shares outstanding is to reflect the additional Valor common shares of 403.0 issued to effect the merger with Spinco, as well as 1.8 million shares of unvested restricted stock issued by Valor that will vest upon consummation of the merger.

s.	This adjustment is to eliminate the intercompany revenues and related expenses associated with Spinco’s agreement to provide customer billing services to Valor.

t.	This adjustment reflects the amortization of the finite-lived identifiable intangible assets recorded in this transaction as previously described in Note (i)(3) above. For purposes of determining the amount of the adjustment, the estimated life of Valor’s customer base was assumed to be six years.

u.	This adjustment is to eliminate royalty expense charged to Spinco by Alltel pursuant to a licensing agreement with an Alltel affiliate under which Spinco’s incumbent local exchange carrier subsidiaries were charged a royalty fee for the use of the Alltel brand name in marketing and distributing telecommunications products and services. Following the spin-off and merger with Valor, Spinco will no longer incur this charge as it will cease use of the Alltel brand name, and accordingly, this expense has been eliminated in the pro forma combined condensed statement of income.

v.	This adjustment is to eliminate spin-off-related costs incurred by Spinco and merger-related costs incurred by Valor during 2005 which are directly related to the transaction. Following the spin-off and merger, neither company will incur these charges, and accordingly, these expenses have been eliminated

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS — (Continued)

in the pro forma combined condensed statement of income. In addition, this adjustment is to eliminate the operating results of the international operations to be transferred from Spinco to Alltel upon consummation of the merger as discussed in Note (a).

w.	This adjustment is to eliminate the intercompany interest income earned by Spinco from Alltel on certain interim financing that Spinco provides to Alltel in the normal course of business. In conjunction with the spin-off, all intercompany balances between Spinco and Alltel will be settled via the special dividend discussed in Note (b). Accordingly, the intercompany interest income has been eliminated in the pro forma combined condensed statement of income.

x.	The adjustment is to record (1) the estimated annual interest expense recognized on newly issued debt of the combined company as calculated below, (2) the amortization of debt issuance costs capitalized associated with the newly issued debt as computed below, (3) elimination of interest expense and amortization of debt issuance costs related to pre-existing debt of Spinco and Valor that will be repaid immediately upon consummation of the merger as discussed in Note (f) above, and (4) the effects of amortizing the fair value adjustment to Valor’s long-term debt discussed in Note (i)(4) above. As of January 1, 2006, the fair value adjustment to Valor’s long-term debt was estimated to be $16.5 million.

      Calculation of estimated annual interest expense for newly issued debt of the combined company is as follows:

Senior secured five-year revolving credit facility	$2.2
Term loan A — 5 year maturity	32.1
Term loan B — 7 year maturity	126.8
Senior notes — maturity to be determined	58.0
Senior notes — 10 year fixed maturity	123.5

Total	$342.6

      The weighted average interest rate for the newly issued debt was estimated to be 6.938 percent, resulting in annual interest expense of $342.6 million. A change in the weighted average interest rate of one-eighth of one percent would change interest expense by $6.2 million.
      Debt issuance costs are amortized over the life of the related debt. Debt issuance costs, the related amortization period and cost per year are estimated as follows:

		Amortization

	Issuance	Number	Per
	Fee	of Years	Year

Senior secured five-year revolving credit facility	$5.0	5.0	$1.0
Term loan A — 5 year maturity	5.0	5.0	1.0
Term loan B — 7 year maturity	19.0	7.0	2.7
Senior notes — maturity to be determined (assumed to be 7 years)	14.0	7.0	2.0

Totals	$43.0		$6.7

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS — (Continued)
      A summary of the effects of the adjustments on interest expense are as follows:

Estimated annual interest expense related to newly issued debt of the combined company (per above)	$342.6
Amortization of estimated capitalized debt issuance costs associated with the newly issued debt (per above)	6.7
Elimination of interest expense and amortization of debt issuance costs related to repayment of borrowings outstanding under Valor’s existing credit agreement and repurchase of certain debt obligations of ALLTEL Holding	(59.0)
Reduction in interest expense due to amortizing fair value adjustment — Note (i)(4)	(1.7)

Net increase in interest expense	$288.6

      The following pro forma contractual obligations table represents a summary of future repayments of long-term debt obligations and related interest expense resulting from the issuance of long-term debt discussed in Note (f) as of December 31, 2005. Spinco’s management is currently in the process of evaluating the capital and operating leases of both Spinco and Valor and negotiating certain contracts necessary to the operations of Windstream. As a result, capital and operating leases and purchase obligations have been excluded from the following pro forma contractual obligations table. In addition, because Spinco cannot currently estimate the timing of recognition of the pro forma long-term liabilities, primarily consisting of deferred income taxes, due to net operating loss carryforwards generated by Valor that may be utilized by Windstream, such other long-term liabilities are also excluded from the following pro forma contractual obligations table:

	Payments Due by Period (in millions)

	Less			More
	Than	1-3		Than
	1 Year	Years	3-5 Years	5 Years	Total

Long-term debt, including current maturities (a)	$10.2	$133.5	$517.3	$4,857.2	$5,518.2
Interest payments on long-term debt obligations (b)	385.6	763.5	740.5	1,253	3,143.3

Total projected long-term debt and interest payments	$395.8	$897.0	$1,253.7	$6,110.9	$8,661.5

(a)	Excludes fair value adjustment of $16.5 million related to the Valor 7.75% notes.

(b)	Excludes amortization of estimated capitalized debt issuance costs and reduction in interest expense due to amortizing fair value adjustment related to the Valor 7.75% notes.

y.	This adjustment is to reflect the tax effect of the pro forma adjustments described in Notes (s) through (x) above and was based on Spinco’s statutory tax rate of 38.9 percent.

THE ANNUAL MEETING
Date, Time and Place
      These proxy materials are delivered in connection with the solicitation by Valor’s Board of Directors of proxies to be voted at the Valor annual meeting, which is to be held on Tuesday, June 27, 2006 at the Sheraton New York Hotel & Towers, 811 Seventh Avenue, New York, New York 10019 at 2:00 p.m., local time. On or about [ •  ], 2006, Valor commenced mailing this proxy statement/ prospectus-information statement and the enclosed form of proxy to its stockholders entitled to vote at the meeting.
Matters for Consideration
      At the annual meeting, Valor stockholders will be asked to:

1. to adopt the Agreement and Plan of Merger, dated as of December 8, 2005, as amended on May 18, 2006, as such may be further amended from time to time (the “Merger Agreement”), by and among Alltel Corporation, Alltel Holding Corp. (“Spinco”) and Valor Communications Group, Inc., pursuant to which (i) Alltel Holding Corp. will merge with and into Valor, after which Valor will survive as a stand-alone company and will hold and conduct the combined business operations of Valor and Spinco and (ii) Valor will issue an aggregate number of shares in the merger equal to 5.667 multiplied by Valor’s total number of shares of common stock outstanding on a fully-diluted basis immediately prior to the merger, which we expect to equal approximately 403,000,000 shares;

2. To approve the amendment of the certificate of incorporation of Valor pursuant to the merger to increase the authorized number of shares of Valor common stock from 200,000,000 to 1,000,000,000;

3. to approve the issuance of up to 405,000,000 shares of Valor common stock to Alltel stockholders in accordance with the terms of the Merger Agreement;

4. to adopt and approve the 2006 Equity Incentive Plan, a copy of which is attached as Annex G to this proxy statement/ prospectus-information statement;

5. to elect eleven (11) directors to serve until the 2007 Annual Meeting of Stockholders or until their successors are duly elected and qualified or until their earlier removal, resignation or death;

6. to ratify the appointment of Deloitte & Touche LLP as Valor’s independent registered public accounting firm for the fiscal year ending December 31, 2006 or until their earlier removal or termination;

7. to adjourn the annual meeting, if necessary, to solicit additional proxies for the adoption of the merger agreement, approval of the amendment to the certificate of incorporation and bylaws of Valor pursuant to the merger or approval of the issuance of shares of Valor common stock pursuant to the merger; and

8. to transact any and all other business that may properly come before the annual meeting or any adjourned session of the annual meeting.

      THE PROPOSALS SET FORTH IN ITEMS ONE THROUGH THREE ABOVE ARE CONDITIONED ON THE OTHER TWO AND APPROVAL OF EACH IS REQUIRED FOR COMPLETION OF THE MERGER. The proposal set forth in item four is conditioned upon the approval of the first three items. In addition, with respect to item five, you should be aware that if the merger is completed, then by virtue of the merger the persons elected at the annual meeting to serve as directors shall be replaced by the persons who serve as directors of Spinco immediately prior to the merger. It is currently anticipated that Valor’s post-merger Board of Directors will consist of the following nine persons: Jeffery R. Gardner (who most recently served as Alltel’s Executive Vice President — Chief Financial Officer), Francis X. Frantz (who most recently served as Alltel’s Executive Vice President — External Affairs, General Counsel and Secretary), Anthony J. de Nicola (the current Chairman of Valor’s Board of Directors) and six additional individuals designated by Alltel. Furthermore, with respect to item six, you should also be aware that if the merger is completed, PricewaterhouseCoopers LLP will become Valor’s post-merger independent registered public accounting firm for the fiscal year ending December 31, 2006.
      THE VALOR COMMUNICATIONS GROUP, INC. BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT VALOR STOCKHOLDERS VOTE FOR THE PROPOSALS TO ADOPT THE MERGER AGREEMENT, TO APPROVE THE INCREASE OF THE AUTHORIZED NUMBER OF SHARES OF VALOR COMMON STOCK PURSUANT TO THE MERGER, AND TO APPROVE THE ISSUANCE OF VALOR COMMON STOCK PURSUANT TO THE MERGER, EACH OF WHICH IS NECESSARY TO EFFECT THE MERGER, AS WELL AS FOR THE ADOPTION OF THE 2006 EQUITY INCENTIVE PLAN (WHICH IS CONDITIONED UPON STOCKHOLDER APPROVAL OF THE MERGER PROPOSALS), THE BOARD’S NOMINEES FOR DIRECTOR AND FOR THE RATIFICATION OF VALOR’S INDEPENDENT AUDITORS AND, IF NECESSARY, THE ADJOURNMENT OF THE ANNUAL MEETING TO SOLICIT ADDITIONAL PROXIES FOR THE MERGER PROPOSALS.
Annual Meeting Record Date; Voting Information
      The Valor Board of Directors has fixed the close of business on May 5, 2006 as the record date for determining the holders of Valor common stock entitled to notice of, and to vote at, the annual meeting. Only holders of record of Valor common stock at the close of business on the record date will be entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements thereof.
      As of the record date, approximately 71,096,887 shares of Valor common stock were issued and outstanding and entitled to vote at the annual meeting and there were 186 holders of record of Valor common stock. Valor’s amended bylaws provide that each share of Valor common stock shall entitle the holder to one vote on each matter to be considered at the annual meeting. A complete list of stockholders entitled to vote at the meeting will be open to the examination of stockholders for a period of ten days prior to the meeting, during ordinary business hours, at the offices of Valor, 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062, and also on the meeting date.
      If you are a record holder of Valor common stock on the record date, you may vote your shares of Valor common stock and Valor in person at the annual meeting or by proxy as described below under “— Voting by Proxy” on page [ •  ].
Quorum
      In order to carry on the business of the meeting, Valor must have a quorum. A quorum requires the presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the meeting. Valor counts abstentions and broker “non-votes” as present and entitled to vote for purposes of determining a quorum. A broker “non-vote” occurs when a stockholder fails to provide voting instructions to its broker for shares it holds in “street name.” Under those circumstances, a stockholder’s broker may be authorized to vote for it on some routine items but is prohibited from voting on other items. Brokers are not authorized to vote on the proposals relating to the merger or the approval of the 2006 Equity Compensation Plan without instructions. Those items for which a stockholder’s broker cannot vote result in broker “non-votes.”
Required Vote
      The affirmative vote of a majority of the voting power of the outstanding shares of Valor common stock entitled to vote on the proposals, voting together as a single class, is required to adopt the merger agreement, to approve the increase of the authorized number of shares of Valor common stock pursuant to the merger, and to approve the issuance of Valor common stock to Alltel stockholders pursuant to the merger. Because the required vote of Valor stockholders for these matters is based upon the number of outstanding shares of Valor common stock entitled to vote, rather than upon the number of shares actually voted, the failure by the holder of any such shares to submit a proxy or vote in person at the annual meeting, including abstentions and broker non-votes, will have the same effect as a vote against the merger proposals. No vote of Alltel stockholders is required or being sought in connection with the spin-off transaction or the merger.

      In connection with the execution of the distribution agreement and the merger agreement, Spinco entered in a voting agreement with persons affiliated with Welsh, Carson, Anderson & Stowe and Vestor Capital Partners who collectively own approximately 41% of Valor’s outstanding common shares. Pursuant to the voting agreement, these stockholders have agreed to vote all of their shares of Valor common stock (i) in favor of the approval of the merger and the approval and adoption of the merger agreement and (ii) except with the written consent of Spinco, against certain alternative proposals that may be submitted to a vote of the stockholders of Valor regarding an acquisition of Valor. In the event that the merger agreement terminates for any reason, the voting agreement will automatically terminate.
      The Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The accompanying proxy card provides space for a stockholder to withhold authority to vote for any of the nominees to Valor’s Board of Directors. Neither shares as to which the authority to vote on the election of directors have been withheld nor broker/nominee non-votes will be counted as affirmative votes to elect director nominees to the Board of Directors. However, since director nominees need only receive the vote of a plurality of the votes represented and entitled to vote at the meeting, a vote withheld from a particular nominee and broker/nominee non-votes will not affect the election of such nominee.
      Except as applicable laws may otherwise provide, if a quorum is present, the approval of any other matter that may properly come before the meeting, including the ratification of Valor’s independent auditor, will require the affirmative vote of a majority of the votes represented and entitled to vote on the matter at the meeting. Shares of Valor common stock that are voted to abstain from any other business coming before the meeting will be counted and will have the effect of a negative vote. Broker/nominee non-votes will not be counted as votes for or against any such other matter and thus will have no effect.
      Computershare, the transfer agent and registrar for Valor common stock as of the Record Date, has been appointed by the Board of Directors to ascertain the number of shares represented, receive proxies and ballots, tabulate the vote and serve as inspector of election at the meeting.
Voting by Proxy
      Giving a proxy means that a Valor stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Valor annual meeting in the manner it directs. A Valor stockholder may cause its shares to be voted by granting a proxy or by voting in person at the meeting. A Valor stockholder may use one of three methods to grant a proxy if it is a registered holder (that is, it holds its stock in its own name):

•	Via telephone, by calling Computershare Investor Services, LLC toll-free at 1-800-652-VOTE(8683) from the United States and Canada and following the series of voice instructions that will direct you how to grant a proxy. Have your proxy card available when you call. Telephone voting will be available 24 hours a day until 1:00 a.m., Central Standard Time, on June 27, 2006;

•	Via the Internet, as permitted by Section 212(c) of the DGCL, by going to the website www.computershare.com/expressvote and following the on-screen instructions that will direct you how to grant a proxy. Internet proxy submission will be available 24 hours a day until 1:00 a.m., Central Standard Time, on June 27, 2006. Have your proxy card available when you access the website as it contains individual proxy access and account numbers that you will need to enter the website.

•	Mail, by completing and returning the proxy card or voter information form in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.
      Valor requests that Valor stockholders complete and sign the accompanying proxy and return it to Valor as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Valor stock represented by it will be voted at the Valor annual meeting in accordance with the instructions contained on the proxy card.
      If any proxy is returned without indication as to how to vote, the Valor stock represented by the proxy will be voted in favor of all matters for consideration at the Valor annual meeting described in this proxy statement/ prospectus-information statement. Unless a Valor stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the Valor annual meeting.
      If a Valor stockholder’s shares are held in “street name” by a broker or other nominee, the stockholder should check the voting form used by that firm to determine whether it may provide voting instructions by telephone or the Internet.
      EVERY VALOR STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH VALOR STOCKHOLDER SHOULD SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, OR SUBMIT A PROXY VIA THE INTERNET OR BY TELEPHONE, WHETHER OR NOT IT PLANS TO ATTEND THE VALOR ANNUAL MEETING IN PERSON.
Revocability of Proxies and Changes to a Valor Stockholder’s Vote
      Valor stockholders of record may revoke their proxy at any time prior to the time their shares are voted at the annual meeting. Stockholders of record may revoke their proxy by:

•	sending a written notice to the corporate secretary of Valor that is received prior to the annual meeting stating that you revoke your proxy;

•	properly completing a new proxy card bearing a later date and properly submitting it so that it is received prior to the annual meeting;

•	logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card prior to the annual meeting, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	attending the annual meeting and voting in person.
      Simply attending the annual meeting will not revoke your proxy. If you instructed a broker to vote your shares and you wish to change your instructions, you must follow your broker’s directions for changing those instructions. If an adjournment occurs and no new record date is set, it will have no effect on the ability of Valor stockholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.
Solicitation of Proxies
      This solicitation is made on behalf of the Valor Board of Directors. Valor will pay the costs of soliciting and obtaining the proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Valor’s officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Valor may engage a proxy solicitor to assist it in the distribution and solicitation of proxies and may pay up to $10,000 plus out-of-pocket expenses for such services.
Voting by Valor Management
      Certain stockholders of Valor have entered into a voting agreement with Alltel whereby they have agreed to vote or cause to be voted all of the Valor shares they own in favor of the adoption of the merger agreement. For more information regarding the voting agreement see “The Voting Agreement” beginning herein at page [ •  ]. In addition, Valor’s directors and executive officers have either entered into this agreement with Alltel in their capacity as a stockholder of Valor or have otherwise indicated they intend to vote their Valor common shares in favor of the merger and transactions contemplated thereby. These stockholders and Valor’s executive officers and directors together hold an aggregate of approximately 42% of the aggregate number of votes entitled to be cast at the annual meeting.

Other Matters
      As of the date of this proxy statement/ prospectus-information statement, Valor’s Board of Directors knows of no other matters that will be presented for consideration at the annual meeting other than as described in this proxy statement/ prospectus-information statement. If any other matters properly come before the annual meeting of Valor stockholders, or any adjournments of the annual meeting are proposed (other than any adjournments contemplated by Proposal No. 7), and are properly voted upon, the enclosed proxies will give the individuals that Valor stockholders name as proxies discretionary authority, to vote the shares represented by these proxies as to any of these matters; provided, however, that such individuals will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of Valor’s Board of Directors.
Stockholder Proposals for the 2007 Annual Meeting
      Stockholders may submit proposals on matters appropriate for stockholder action at Valor’s annual stockholders’ meetings, consistent with rules adopted by the SEC. We must receive such proposals no later than February 27, 2007 to be considered for inclusion in the proxy statement and form of proxy card relating to the Annual Meeting of Stockholders in 2007. In addition, our Bylaws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by our Secretary at our principal executive office not less than 60 days or more than 90 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting unless less than 70 days notice or prior public disclosure of the date scheduled for the meeting is given or made, in which event notice by the stockholder to be timely must be delivered or received not later than the close of business on the tenth day following the earlier of (i) the day on which such notice of the date of the scheduled annual meeting was mailed or (ii) the day on which such public disclosure was made. Our bylaws require that the proposal must set forth a brief description of the proposal, the name and address of the proposing stockholder as they appear on our books, the number of shares of Valor Common Stock the stockholder holds and any material interest the stockholder has in the proposal.
2005 Annual Report on Form 10-K
      A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the SEC, was included as part of the annual report mailed to Valor’s stockholders on or about April 28, 2006. This Annual Report on Form 10-K may also be accessed on our website at www.valortelecom.com.
Certain Information
      The material referred to in this proxy statement/ prospectus-information statement under the captions “Performance Graph,” “Compensation Committee Report on Executive Compensation” and “Audit Committee Report” and information included in our website (www.valortelecom.com) shall not be deemed soliciting material or otherwise deemed filed and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act of 1933 or the Securities Exchange Act of 1934.

PROPOSAL 1.
ADOPTION OF THE MERGER AGREEMENT
(Item 1 on Proxy Card)
      As discussed elsewhere in this proxy statement/ prospectus-information statement, holders of Valor common stock are considering adoption of the merger agreement. Valor stockholders should read carefully this joint proxy statement/ prospectus-information statement in its entirety, including the annexes, for more detailed information concerning the merger agreement, the merger and the transactions contemplated thereby. See “The Transactions.” In particular, holders of Valor common stock are directed to the merger agreement and the first amendment thereto composite copies of which are attached as Annex A-1 and Annex A-2, respectively, to this joint proxy statement/ prospectus-information statement.
      VALOR’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF
THE MERGER AGREEMENT IN THIS PROPOSAL 1.
      Pursuant to Section 2.5 of the Merger Agreement, Valor and Alltel agreed that at the effective time of the merger, the certificate of incorporation of Valor, as the surviving corporation of the merger, would be amended to read in its entirety in the form attached to this document as Annex E to implement a number of governance and other changes, including the increase of the number of shares of Valor common stock from 200,000,000 to 1,000,000,000. Under state law, the adoption of the merger agreement by Valor’s stockholders would constitute an approval of the amendment of Valor’s certificate of incorporation as contemplated by the merger agreement. However, in order to comply with applicable rules of the SEC relating to proxy statements, we are also presenting Proposal No. 2 to Valor’s stockholders as a separate proposal for approval. Because we are required to present this proposal separately and because all of the revisions to Valor’s existing certificate of incorporation that are reflected in the attached Annex E are considered by Valor and Alltel to be integral parts of the overall transaction, the approval of Proposal No. 2 is a condition to completion of the merger. Accordingly, a vote against Proposal No. 2 is effectively a vote against the merger of Valor and Spinco.
PROPOSAL 2.
(Item 2 on Proxy Card)
AMENDMENT OF THE CERTIFICATE OF INCORPORATION
OF VALOR PURSUANT TO THE MERGER TO INCREASE THE AUTHORIZED SHARES
OF VALOR COMMON STOCK FROM 200,000,000 TO 1,000,000,000.
      Valor currently has 200,000,000 shares of common stock authorized for issuance. On the record date for the annual meeting, Valor had outstanding 71,096,887 shares of common stock. Valor expects to issue an aggregate of approximately 405,000,000 shares of common stock to holders of Spinco common stock pursuant to the merger. Therefore, pursuant to the merger, Valor is proposing to increase the number of authorized shares of common stock to 1,000,000,000 in order to give it sufficient authorized shares to complete the merger. The increased share authorization will also provide greater flexibility in the capital structure of the resulting company by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the Board of Directors.
      The Board of Directors of Windstream will determine whether, when and on what terms the issuance of shares of common stock may be warranted in connection with any future actions. No further action or authorization by Windstream’s stockholders will be necessary before issuance of the additional shares of common stock authorized under the Certificate of Incorporation resulting from the merger, except as may be required by applicable law or regulatory agencies or by the rules of the NYSE or of any stock exchange on which the common stock may then be listed.
      Although an increase in the authorized shares of common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other transaction resulting in the acquisition of Windstream by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate common stock or to obtain control of Valor by any means. In addition, the proposal is not part of any plan by Valor’s Board of Directors to recommend or implement a series of anti-takeover measures.
VALOR’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL 2
      The amendment of Valor’s organizational documents reflected in Proposal 2 will become effective only in connection with and at the time and by virtue of completion of the merger.
PROPOSAL 3.
ISSUANCE OF VALOR COMMON STOCK PURSUANT TO THE MERGER
(Item 3 on Proxy Card)
      Under Rule 312.03 of the NYSE, a company listed on the NYSE is required to obtain stockholder approval before the issuance of common stock, or securities convertible into or exercisable for common stock, if the common stock issued in a transaction exceeds 20% of the shares of common stock of the corporation outstanding immediately before the effectiveness of the transaction. At the effective time of the merger, Valor will issue approximately 405 million shares of Valor common stock in the aggregate to the holders of Spinco common stock pursuant to the merger. The aggregate number of shares of Valor common stock to be issued pursuant to the merger will exceed 20% of the shares of Valor’s common stock outstanding on the record date for the annual meeting, and for this reason Valor must obtain the approval of its stockholders for the issuance of these securities to Alltel stockholders pursuant to the merger.
      Valor is asking its stockholders to approve the issuance of common stock to Alltel stockholders pursuant to the merger. The issuance of these securities to Alltel stockholders is necessary to effect the merger. This Proposal 3 is conditioned on the approval of Proposals 1 and 2, and the approval of all three of these Proposals is required for completion of the merger.
      VALOR’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL 3.
PROPOSAL 4.
ADOPTION OF 2006 EQUITY INCENTIVE PLAN
(Item 4 on Proxy Card)
      If the merger proposals are approved, the stockholders will be asked to approve the new 2006 equity incentive plan (the “2006 Plan”).

Introduction
      The Board of Directors of Valor considers stock-based incentive compensation an essential tool to attract, retain and motivate our officers, key employees and directors and to align their interests with the interests of our stockholders. Consistent with this view, on February 9, 2005, the Board of Directors of Valor adopted the 2005 Long-Term Equity Incentive Plan (the “2005 Plan”). A total of 2,500,000 shares of our common stock were reserved for issuance under the 2005 Plan, of which February 9, 2005 remain available for awards.
      After the proposed merger, however, Windstream will be considerably larger than Valor was at the time that the 2005 Plan was adopted, with an increased number of key employees. It is anticipated that Windstream will make equity awards to its employees following completion of the merger. As a result, in order to ensure that Windstream has adequate means to provide equity incentive compensation for its employees on a going forward basis, the Board of Directors deems it to be in the best interests of its stockholders to adopt the 2006 Plan.
      The 2006 Plan reflects recent changes in the tax laws applicable to certain deferred compensation arrangements, changes in financial accounting rules that govern equity compensation and other developments in executive compensation practices. Moreover, the 2006 Plan is designed to comply with the requirements under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Section 162(m) of the Code generally prevents a publicly held corporation from claiming federal income tax deductions for compensation in excess of $1 million paid to certain of its senior executives. Compensation is exempt from this limitation, however, if it qualifies as “performance-based compensation.”
      Our stockholders are asked to approve the 2006 Plan to qualify stock options for treatment as incentive stock options for purposes of Section 422 of the Code (“ISOs”), to qualify certain compensation under the 2006 Plan as performance-based compensation for purposes of Section 162(m) of the Code, and to satisfy New York Stock Exchange guidelines relating to equity compensation. The 2006 Plan, if approved by our stockholders, will become effective as of the effective time of the merger.
      The affirmative vote of a majority of the votes present and entitled to vote on the matter is required for approval of the 2006 Plan.
THE BOARD OF DIRECTORS OF VALOR UNANIMOUSLY
RECOMMENDS THAT STOCKHOLDERS VOTE FOR PROPOSAL NO. 4.
      The following is a summary of the 2006 Plan and is qualified in its entirety by reference to the full text of the 2006 Plan, a copy of which is attached as Annex G to this proxy statement/ prospectus-information statement.

Plan Limits
      The maximum number of shares of Windstream common stock that may be issued or transferred with respect to awards under the 2006 Plan is 10,000,000, which may include authorized but unissued shares, treasury shares, or a combination thereof. Shares covered by an award granted under the 2006 Plan shall not be counted as used unless and until they are actually issued and delivered to a participant. Shares covering awards that expire, are forfeited or are cancelled will again be available for issuance under the 2006 Plan, and upon payment in cash of the benefit provided by any award granted under the 2006 Plan, any shares that were covered by that award will be available for issue or transfer under the 2006 Plan. Importantly, however, the following shares of Windstream common stock will not be added back to the aggregate plan limit described above: (1) shares tendered in payment of the option price of a stock option granted under the 2006 Plan; (2) shares withheld by Windstream to satisfy the tax withholding obligation; and (3) shares that are repurchased by Windstream in connection with the exercise of a stock option granted under the 2006 Plan. Moreover, all shares of Windstream common stock covered by a stock appreciation right, to the extent that it is exercised and settled in shares, and whether or not shares are actually issued to the participant upon exercise of the right, shall be considered issued or transferred pursuant to the 2006 Plan.
      In addition to the aggregate limit on awards described above, the 2006 Plan imposes various sub-limits on the number of shares of Windstream common stock that may be issued or transferred under the 2006 Plan. In order to comply with the rules applicable to ISOs, the 2006 Plan provides that the aggregate number of shares of Windstream common stock actually issued or transferred by Windstream upon the exercise of ISOs may not exceed 10,000,000 shares. In order to comply with the exemption from Section 162(m) of the Code relating to performance-based compensation, the 2006 Plan imposes the following additional sub-limits: (i) no participant may be granted option rights and SARs, in the aggregate, for more than 1,000,000 shares of Windstream common stock during any calendar year, (ii) no participant may be granted performance shares and restricted shares specifying management objectives (described below), in the aggregate, for more than 1,000,000 shares of Windstream common stock during any calendar year, and (iii) no participant may be granted performance units having an aggregate maximum value as of their date of grant in excess of $12,000,000 during any calendar year. Finally, the 2006 Plan provides that the number of shares of Windstream common stock issued as SARs, restricted shares and restricted stock units (after taking forfeitures into account) shall not exceed, in the aggregate, 8,500,000 shares.
      The maximum number of shares of Windstream common stock which may be awarded under the 2006 Plan, the various sub-limits described above, and the number of shares and price per share applicable to any outstanding award, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations or other reorganizations of Windstream.

Administration
      The Compensation Committee of Windstream, or such other committee or subcommittee of the Board of Directors of Windstream that qualifies as a “compensation committee” under the New York Stock Exchange listing standards (all references to the Compensation Committee used in this description of the 2006 Plan shall refer to such committee or subcommittee), is authorized to administer the 2006 Plan. The Compensation Committee will have complete and absolute authority to make any and all decisions regarding the administration of the 2006 Plan, including the authority to construe and interpret the plan and awards granted thereunder.

Eligibility
      All of the officers and other key employees of Windstream and its subsidiaries (or any person who has agreed to serve in such capacity) are eligible to participate in the 2006 Plan as selected by the Compensation Committee in its discretion. In addition, non-employee directors of Windstream are eligible to participate in the 2006 Plan as selected by the Compensation Committee in its discretion. Accordingly, it is estimated that approximately 300 employees and 7 non-employee directors may be eligible for awards under the 2006 Plan.
      Officers and other key employees may be granted each type of award available under the 2006 Plan. Non-employee directors may be granted nonqualified stock options, SARs, restricted shares, restricted stock units and other share-based awards, but are not eligible for grants of incentive stock options, performance shares or performance units.

Option Rights
      The Compensation Committee may, in its discretion, award option rights to officers and other key employees of Windstream and its subsidiaries. Option rights granted to employees under the 2006 Plan may be option rights that are intended to qualify as ISOs or option rights that are not intended to so qualify (i.e., non-qualified stock options) or combinations thereof.
      Option rights provide the right to purchase shares of Windstream common stock at a price not less than their fair market value on the date of grant (which date may not be earlier than the date that the Compensation Committee takes action with respect thereto). No option rights may be exercised more than ten years from the date of grant. Each grant must specify the period of continuous employment that is necessary before the option rights become exercisable, and may provide for the earlier exercise of such option rights in the event of a change in control of Windstream, retirement, death or disability of the optionee, or other similar transaction or event approved by the Compensation Committee.
      The option price is payable at the time of exercise (i) in cash, (ii) by the transfer to Windstream of nonforfeitable, unrestricted shares of Windstream common stock that are already owned by the option holder and have a value at the time of exercise equal to the option price, (iii) with any other legal consideration that the Compensation Committee may deem appropriate or (iv) by any combination of the foregoing methods of payment. Any grant of option rights may provide for deferred payment of the option price from the proceeds of sale through a broker on the date of exercise of some or all of the shares of Windstream common stock to which the exercise relates, or the payment of the option price in installments (although, in the case of executive officers and directors, these payment methods may be affected by the restrictions on personal loans to executive officers provided by the Sarbanes-Oxley Act of 2002).
      Any grant of option rights may specify management objectives (as described below) that must be achieved as a condition to exercise such rights. The Compensation Committee may, at the date of grant of any option rights (other than the grant of an ISO), provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that such equivalents be credited against the option price. Successive grants may be made to the same option holder regardless of whether option rights previously granted to him or her remain unexercised.

SARs
      The Compensation Committee may, in its discretion, award SARs to officers and other key employees of Windstream and its subsidiaries. SARs represent the right to receive from Windstream an amount, determined by the Compensation Committee and expressed as a percentage not exceeding 100 percent, of the difference between the base price established for such SARs (not less than the fair market value per share of Windstream common stock on the date of grant) and the market value of the common stock on the date the SARs are exercised.
      SARs can be tandem (granted with option rights to provide an alternative to exercise of the option rights) or free-standing. Tandem SARs may only be exercised at a time when the related option right is exercisable and the spread is positive, and requires that the related option right be surrendered for cancellation. Free-standing SARs must have a base price per appreciation right (not less than the fair market value of a share on the date of grant) and may not be exercisable more than ten years from the date of grant.
      Any grant of SARs may specify that the amount payable by Windstream on exercise of the appreciation right may be paid in cash, in shares of Windstream common stock or in any combination thereof, and may either grant to the recipient or retain in the Compensation Committee the right to elect among those alternatives. Any grant of SARs may provide for the payment of dividend equivalents in the form of cash or shares of Windstream common stock paid on a current, deferred or contingent basis. Each grant must specify the period of continuous employment that is necessary before the SARs become exercisable, and may provide for the earlier exercise of such SARs in the event of a change in control of Windstream, retirement, death or disability of the employee, or other similar transaction or event approved by the Compensation Committee. Any grant of SARs may specify management objectives (as described below) that must be achieved as a condition to exercise such rights.

Performance Shares and Performance Units
      The Compensation Committee may, in its discretion, award performance shares and/or performance units to officers and other key employees of Windstream and its subsidiaries. A performance share is the equivalent of one share of Windstream common stock and a performance unit is the equivalent of $1.00.
      The participant will be given one or more management objectives (as described below) to meet within a specified period (the “performance period”). A minimum level of acceptable achievement will also be established by the Compensation Committee. If by the end of the performance period, the participant has achieved the specified management objectives, the participant will be deemed to have fully earned the performance shares or performance units. If the participant has not achieved the management objectives, but has attained or exceeded a predetermined minimum level of acceptable achievement, the participant will be deemed to have partly earned the performance shares or performance units in accordance with a predetermined formula. To the extent earned, the performance shares or performance units will be paid to the participant at the time and in the manner determined by the Compensation Committee in cash, shares of Windstream common stock or any combination thereof. The grant may provide for the payment of dividend equivalents thereon in cash or in shares of Windstream common stock on a current, deferred or contingent basis. The grant may also provide for the earlier termination of the performance period in the event of a change in control of Windstream, retirement, death or disability of the participant, or other similar transaction or event approved by the Compensation Committee.

Restricted Shares
      The Compensation Committee may, in its discretion, award restricted shares to officers and other key employees of Windstream and its subsidiaries. Restricted shares constitute an immediate transfer of ownership of a specified number of shares of Windstream common stock to the recipient in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in shares of Windstream common stock (unless otherwise determined by the Compensation Committee). The transfer may be made without additional consideration or in consideration of a payment by such participant that is less than the fair market value per share of Windstream common stock on the date of grant.

      Restricted shares must be subject to a “substantial risk of forfeiture,” within the meaning of Section 83 of the Code, for a period to be determined by the Compensation Committee on the date of the grant, and may provide for the earlier termination of the forfeiture provisions in the event of a change in control of Windstream, retirement, death or disability of the participant, or other similar transaction or event approved by the Compensation Committee. In order to enforce these forfeiture provisions, the transferability of restricted shares will be prohibited or restricted in the manner prescribed by the Compensation Committee on the date of grant for the period during which such forfeiture provisions are to continue.
      Any grant of restricted shares may specify management objectives which, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Any such grant may also specify in respect of such specified management objectives, a minimum acceptable level of achievement and must set forth a formula for determining the number of restricted shares on which restrictions will terminate if performance is at or above the minimum level, but below full achievement of the specified management objectives.

Restricted Stock Units
      The Compensation Committee may, in its discretion, award restricted stock units to officers and other key employees of Windstream and its subsidiaries. Restricted stock units constitute an agreement to deliver shares of Windstream common stock to the recipient in the future in consideration of the performance of services over a specified period, but subject to the fulfillment of such conditions as the Compensation Committee may specify.
      During the restriction period the participant has no right to transfer any rights under his or her award and no right to vote or receive dividends on the shares of Windstream common stock covered by the restricted stock units, but the Compensation Committee may authorize the payment of dividend equivalents with respect to the restricted stock units, in cash or shares of Windstream common stock, on a current, deferred or contingent basis. The Compensation Committee must fix a restriction period at the time of grant, and may provide for the earlier termination of the restriction period in the event of a change in control of Windstream, retirement, death or disability of the employee, or other similar transaction or event approved by the Compensation Committee. Awards of restricted stock units may be made without additional consideration or in consideration of a payment by such participant that is less than the fair market value per share of Windstream common stock on the date of grant.

Other Awards
      The Compensation Committee may, in its discretion and subject to limitations under applicable law, grant to officers and other key employees of Windstream and its subsidiaries other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Windstream common stock or factors that may influence the value of such shares (including, without limitation, convertible or exchangeable debt securities or other securities, purchase rights for shares of Windstream common stock, or awards with value and payment contingent upon performance of Windstream or its subsidiaries or other factors determined by the Compensation Committee). The Compensation Committee will determine the terms and conditions of these awards. Shares of Windstream common stock delivered pursuant to these types of awards will be purchased for such consideration, by such methods and in such forms as the Compensation Committee determines. Cash awards, as an element of or supplement to any other award granted under the 2006 Plan, may also be granted. The Compensation Committee may also grant shares of Windstream common stock as a bonus, or may grant other awards in lieu of obligations of Windstream or a subsidiary to pay cash or deliver other property under the 2006 Plan or under other plans or compensatory arrangements, subject to such terms as are determined by the Compensation Committee.

Non-employee directors
      The Compensation Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to non-employee directors of option rights (that are not intended to qualify as ISOs), SARs, restricted shares, restricted stock units, or any combination of the foregoing. Each such grant shall be upon terms and conditions consistent with the above description of such awards.

Management Objectives
      The 2006 Plan requires that the Compensation Committee establish “management objectives” for purposes of performance shares and performance units. When so determined by the Compensation Committee, option rights, SARs, and restricted shares may also specify management objectives.
      Management objectives may be described in terms of either company-wide objectives or objectives that are related to the performance of the individual participant or subsidiary, division, department, region or function within Windstream or a subsidiary in which the participant is employed. Management objectives applicable to any award to a participant who is, or is determined by the Compensation Committee likely to become, a “covered employee” within the meaning of Section 162(m)(3) of the Code (and that is intended to qualify for the performance-based compensation exception to Section 162(m) of the Code) will be limited to specified levels of or growth in one or more of the following criteria: revenues, weighted average revenue per unit, earnings from operations, operating income, earnings before or after interest and taxes, operating income before or after interest and taxes, net income, cash flow, earnings per share, debt to capital ratio, economic value added, return on total capital, return on invested capital, return on equity, return on assets, total return to stockholders, earnings before or after interest, taxes, depreciation, amortization or extraordinary or special items, operating income before or after interest, taxes, depreciation, amortization or extraordinary or special items, return on investment, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, cash flow in excess of cost of capital, operating margin, profit margin, contribution margin, stock price and/or strategic business criteria consisting of one or more objectives based on meeting specified product development, strategic partnering, research and development, market penetration, geographic business expansion goals, cost targets, customer satisfaction, gross or net additional customers, average customer life, employee satisfaction, management of employment practices and employee benefits, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates and joint ventures.
      Except in the case of a covered employee where such modification would result in the loss of an otherwise available exemption under Section 162(m) of the Code, if the Compensation Committee determines that a change in our business, operations, corporate structure or capital structure of Windstream, or the manner in which we conduct our business, or other events or circumstances render the management objectives unsuitable, the Compensation Committee may modify such management objectives, in whole or in part, as the Compensation Committee deems appropriate and equitable.

Change in Control
      A definition of “change in control” is included in the 2006 Plan, which is attached to this proxy-statement/ prospectus-information statement as Annex G.

Transferability
      Except as otherwise determined by the Compensation Committee, option rights, SARs and any other derivative security granted under the 2006 Plan will not be transferable by a participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Compensation Committee, option rights and SARs are exercisable during a participant’s lifetime only by him or her or by his or her guardian or legal representative. Any award made under the 2006 Plan may provide that any shares of Windstream common stock issued or transferred as a result of the award will be subject to further restrictions upon transfer.

Adjustments
      The Compensation Committee may make or provide for such adjustments in the numbers of shares of Windstream common stock covered by outstanding option rights, SARs, performance shares, restricted stock units and other share-based awards, in the option price and base price provided in outstanding options and

SARs, and in the kind of shares covered thereby, as the Compensation Committee in its sole discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of participants that would otherwise result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure, (b) any merger, consolidation, spinoff, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. In the event of any such transaction or event, the Compensation Committee may provide in substitution for any or all of the outstanding awards under the 2006 Plan such alternative consideration (or no consideration) as it may in good faith determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced. The Compensation Committee may also make or provide for such adjustments in the number of shares available under the Plan and other share limitations contained in the Plan as the Compensation Committee may determine to reflect any transaction or event described above.

Amendments and Miscellaneous
      The 2006 Plan may be amended by the Board of Directors of Windstream, but any amendment that must be approved by Windstream’s stockholders in order to comply with applicable laws or rules will not be effective unless and until such approval has been obtained. However, the Board of Directors of Windstream may amend the 2006 Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws and regulations, or in the interpretation of such laws and regulations.
      Where the Compensation Committee has established conditions to the exercisability or retention of certain awards, the 2006 Plan allows the Compensation Committee to take action in its sole discretion at or after the date of grant to adjust such conditions in certain circumstances, including in the case of the death, disability or retirement of a participant.
      The Compensation Committee may not, without the further approval of Windstream’s stockholders, authorize the amendment of any outstanding option right or appreciation right to reduce the option price or base price. No option right or appreciation right may be cancelled and replaced with awards having a lower option price or base price, respectively, without further approval of our stockholders.
      The Compensation Committee may permit participants to elect to defer the issuance of shares of Windstream common stock or the settlement of awards in cash under the 2006 Plan pursuant to such rules, procedures or programs as it may establish for purposes of the 2006 Plan. The Compensation Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.
      The Compensation Committee may condition the grant of any award or combination of awards authorized under the 2006 Plan on the deferral by the participant of his or her right to receive a cash bonus or other compensation otherwise payable by Windstream or a subsidiary to the participant.
      The Compensation Committee may provide for special terms for awards to participants who are foreign nationals or who are employed by Windstream or any of its subsidiaries outside of the United States of America as the Compensation Committee may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom.

Compliance with Section 409A of the Internal Revenue Code
      The American Jobs Creation Act of 2004, enacted on October 22, 2004, revised the federal income tax law applicable to certain types of awards that may be granted under the 2006 Plan. To the extent applicable, it is intended that the 2006 Plan and any grants made under the plan comply with the provisions of Section 409A of the Code. The 2006 Plan and any grants made under the 2006 Plan will be administered in a manner consistent with this intent, and any provision of the 2006 Plan that would cause the plan or any grant made under the plan to fail to satisfy Section 409A of the Code shall have no force and effect until amended to comply with such Code Section (which amendment may be retroactive to the extent permitted by

Section 409A of the Code and may be made by Windstream without the consent of the participants). Any reference to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Code Section by the U.S. Department of the Treasury or the Internal Revenue Service.

Termination
      No grant will be made under the 2006 Plan more than 10 years after the date on which the 2006 Plan is first approved by the Board of Directors of Valor, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of the 2006 Plan.
Federal Income Tax Consequences
      The following is a brief summary of certain of the federal income tax consequences of certain transactions under the 2006 Plan. This summary is not intended to be complete and does not describe state, local, foreign or other tax consequences.

Tax Consequences to Participants
      Nonqualified Stock Options. In general, (a) no income will be recognized by an optionee at the time a nonqualified option right is granted; (b) at the time of exercise of the nonqualified option right ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares of Windstream common stock and the fair market value of the shares, if unrestricted, on the date of exercise; and (c) at the time of sale of shares of Windstream common stock acquired pursuant to the exercise of the nonqualified option right, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.
      Incentive Stock Options. No income will be recognized by an optionee upon the grant of an ISO. In general, no income will be recognized upon the exercise of an ISO. However, the difference between the option price paid and the fair market value of the shares at exercise may constitute a preference item for the alternative minimum tax. If shares of Windstream common stock are issued to the optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of the grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.
      If shares of Windstream common stock acquired upon the timely exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.
      SARs. No income will be recognized by a participant in connection with the grant of a tandem appreciation right or a free-standing appreciation right. When the appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares of Windstream common stock received on the exercise.
      Performance Shares and Performance Units. No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of the earn-out of performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of Windstream common stock received.

      Restricted Shares. The recipient of restricted shares generally will not be subject to tax until the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code (“restrictions”). At such time the recipient will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for such restricted shares). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price, if any, of such restricted shares. Any appreciation (or depreciation) realized upon a later disposition of such shares will be treated as long-term or short-term capital gain depending upon how long the shares have been held. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.
      Restricted Stock Units. Generally, no income will be recognized upon the award of restricted stock units. The recipient of a restricted stock unit award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares of Windstream common stock on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such restricted stock units), and the capital gains/loss holding period for such shares also will commence on such date.
      Other Share-Based Awards. The recipient of a share-based award other than an award described above generally will be subject to tax at ordinary income rates on the fair market value of shares of Windstream common stock on the date of grant of the share-based award, and the capital gains/loss holding period for such shares also will commence on such date.
      Dividend Equivalents. Any dividend equivalents awarded with respect to awards granted under the 2006 Plan and paid in cash or unrestricted shares of Windstream common stock will be taxed to the participant at ordinary income rates when received by the participant.
      Because the tax consequences to a participant may vary depending on his or her individual circumstances, each participant should consult his or her personal tax advisor regarding the federal and any state, local, foreign or other consequences to him or her.

Tax Consequences to Windstream
      To the extent that a participant recognizes ordinary income in the circumstances described above, Windstream or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, (a) the income meets the test of reasonableness, (b) is an ordinary and necessary business expense, (c) is not an “excess parachute payment” within the meaning of Section 280G of the Code and (d) is not disallowed by the $1 million limitation on certain executive compensation.
Registration with the SEC
      Windstream intends to file a Registration Statement on Form S-8 relating to the issuance of common shares under the 2006 Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, contemporaneously with the closing of the merger.
Plan Benefits
      It is not possible to determine the specific amounts and types of awards that may be granted in the future under the 2006 Plan because the grant of awards under the 2006 Plan is within the discretion of the Compensation Committee.

Current Equity Compensation Plan Information
      The following table sets forth information about Valor’s equity compensation plans as of December 31, 2005:

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Number of Securities
Remaining Available
	Number of Securities		for Future Issuance
	to be Issued Upon	Weighted-Average	Under Equity
	Exercise of	Exercise Price of	Compensation Plans [c]
	Outstanding Options,	Outstanding Options,	(Excluding Securities
	Warrants and Rights	Warrants and Rights	Reflected in Column
Plan Category	[a]	[b]	[a])

Equity compensation plans not approved by security holders	2,500,000	$0.0001	342,469
Equity compensation plans approved by security holders

Total	2,500,000	$0.0001	342,469

PROPOSAL 5.
ELECTION OF DIRECTORS
(Item 5 on Proxy Card)
      At the annual meeting, 11 directors are to be elected to hold office until the next annual meeting or until their successors have been elected and qualified. All are currently serving as our directors. The Board of Directors has nominated, upon the recommendation of our Nominating and Corporate Governance Committee, the eleven current members of the Board named below. Pursuant to our bylaws, the Board of Directors has resolved that the number of directors constituting the full Board of Directors shall be thirteen. The Board currently operates with two vacancies and will continue to do so until such time as the Nominating and Corporate Governance Committee recommends to the Board of Directors persons to fill such vacancies. Therefore, proxies may not be voted for more than the eleven director positions being voted on at the meeting.
      Directors will be elected by a plurality of the affirmative votes of the holders of shares of common stock present in person or represented by proxy at the meeting and entitled to vote at the meeting. It is the intention of the persons named in the enclosed proxy to vote “FOR” the election as directors of the nominees specified. In case any of these nominees should become unavailable for any reason, the proxy holders reserve the right to substitute another person of their choice. The information concerning the nominees and their security holdings has been furnished to us by the nominees. There are no other family relationships between any of the nominees.
Nominees for Director
      The respective nominees for election as directors of Valor for terms expiring at the 2006 Annual Meeting of Stockholders have provided the following information.
      John J. Mueller, age 49, has served as our Chief Executive Officer and President since April 2004 and was previously our President and Chief Operating Officer since November 2002. Mr. Mueller was appointed to our Board of Directors following the consummation of our initial public offering. Mr. Mueller joined us in April 2002 as Executive Vice President and Chief Operating Officer. Prior to joining our company, Mr. Mueller spent 23 years at Cincinnati Bell Inc. including serving as General Manager — Consumer Markets from February 1999 to May 1999, President — Business Units from May 1999 to November 1999 and President of the Cincinnati Bell Telephone Company from November 1999 to October 2001.

      Anthony J. de Nicola, age 41, has served as a director of our company since March 2004 and as Chairman since April 2004. Mr. de Nicola is currently a general partner of Welsh, Carson, Anderson & Stowe, which is one of our stockholders. He joined Welsh, Carson, Anderson & Stowe in 1994 and focuses on investments in the information and business services and communications industries. Before joining Welsh, Carson, Anderson & Stowe, he worked for four years in the private equity group at William Blair & Company. Previously, Mr. de Nicola worked at Goldman, Sachs & Co. in the Mergers and Acquisitions Department. Mr. de Nicola is also a member of the boards of directors of Centennial Communications Corp., ITC Deltacom, Inc., R.H. Donnelly and several private companies.
      Kenneth R. Cole, age 57, has served as a director of our company since March 2004 and as our Vice Chairman since April 2004. Prior to then, Mr. Cole served as our Chief Executive Officer from January 2002 to April 2004. Mr. Cole joined our company at its inception in January 2000 as President and Chief Operating Officer. Prior to joining our company, Mr. Cole had a 26-year career at CenturyTel, Inc., culminating in his service as Chief Operating Officer from May 1999 to January 2000. Mr. Cole became a member of the Board of Directors of Occam, December 8, 2004.
      Sanjay Swani, age 39, has served as a director of our company since March 2004. Mr. Swani is currently a general partner of Welsh, Carson, Anderson & Stowe. He joined Welsh, Carson, Anderson & Stowe in 1999 and focuses on investments in the information and business services and communications industries. Previously, he was a director of Fox Paine & Company, a San Francisco-based private equity firm. Mr. Swani also spent four years in the Mergers, Acquisitions & Restructuring Department and two years in the Debt Capital Markets Department of Morgan Stanley Dean Witter & Co. Mr. Swani is also a member of the boards of directors of Banctec, Inc., ITC Deltacom, Inc. and other private companies.
      Norman W. Alpert, age 47, has served as a director of our company since April 2005. Mr. Alpert is currently a managing director of Vestar Capital Partners, which is one of our stockholders. Mr. Alpert helped found Vestar in 1988. Previously, he was a senior executive in the Management Buyout Group of the First Boston Corporation. Mr. Alpert is also a member of the Board of Directors of Gold Toe Corporation and Border Media Partners.
      Stephen B. Brodeur, age 41, was appointed to our Board of Directors after completion of our initial public offering in February 2005. He is the former chief executive officer of the Cambridge Strategic Management Group (CSMG). CSMG, now a division of The Management Network Group, is a provider of management consulting services to emerging and established telecommunications operators, equipment manufacturers and financial services companies. As a consultant to telecommunications and related industries for 18 years, Mr. Brodeur has consulted for domestic and international companies including Verizon, Bell Canada, SBC, Sprint, AT&T, CenturyTel, FPL, British Telecom, Telstra, Nextel, Siemens, Nortel, Corning and Cisco.
      Michael Donovan, age 29, was appointed to our Board of Directors after completion of our initial public offering in February 2005. He is a principal at Welsh, Carson, Anderson & Stowe. Before joining Welsh, Carson, Anderson & Stowe in 2001, Mr. Donovan worked at Windward Capital Partners and in the investment banking division at Merrill Lynch. He is currently a board member of several private companies.
      Edward Lujan, age 73, was appointed to our Board of Directors after completion of our initial public offering in February 2005. Since 1968, Mr. Lujan has been chairman of the board of Manuel Lujan Agencies, a family insurance and real estate business in New Mexico. Mr. Lujan is also Chairman Emeritious of the board for the National Hispanic Cultural Center of New Mexico and serves on numerous state and local advisory councils and boards for business, economic development and education. He also served as a member of the New Mexico Governmental Ethics Oversight Committee.
      M. Ann Padilla, age 63, was appointed to our Board of Directors after completion of our initial public offering in February 2005. Since 1975, Ms. Padilla has been president and chief executive officer of Sunny Side, Inc./ Temp Side, a staffing resource company in Denver, Colorado, specializing in administrative, professional and technical recruiting. Ms. Padilla has served on the Board of Directors and advisory councils at various banks and financial institutions and is also a trustee for the Denver Center for Performing Arts. She has received numerous awards from national and state business organizations.

      Federico Pena, age 59, was appointed to our Board of Directors after completion of our initial public offering in February 2005. He is a managing director at Vestar Capital Partners in Denver, CO, since 1999. Mr. Pena was formerly the U.S. Secretary of Energy and the U.S. Secretary of Transportation in the Clinton Administration. Prior to serving in the cabinet, he was president and chief executive officer of Pena Investment Advisors from 1991 to 1992 and the mayor of Denver from 1983 to 1991. He serves on the boards of Border Media Partners; Principal Financial Group; Sonic Corp.; and Toyota’s North American Diversity Advisory Board.
      Edward J. Heffernan, age 43, was appointed to our Board of Directors in April 2005. He is executive vice president and chief financial officer of Alliance Data Systems. He first joined Alliance Data Systems in May 1998. Before joining Alliance Data, he served as vice president, mergers and acquisitions for First Data Corporation from October 1994 to May 1998. Prior to that he served as vice president, mergers and acquisitions for Citicorp from July 1990 to October 1994, and prior to that he worked in the corporate finance department at Credit Suisse First Boston Corporation from June 1986 until July 1990. He holds a Bachelor’s degree from Wesleyan University and an MBA from Columbia Business School. Mr. Heffernan serves as Chairman of Valor’s Audit Committee.
      Each of Messrs. de Nicola, Swani, Donovan, Alpert and Pena were initially appointed to our Board of Directors pursuant to a securityholders agreement among certain of our stockholders pursuant to which each of Welsh, Carson, Anderson & Stowe and Vestar Capital Partners and their respective affiliates agree to vote their shares in favor of three (3) persons designated by Welsh, Carson, Anderson & Stowe and two (2) persons designated by Vestar Capital Partners. See “Related Party Transactions — Equity Sponsors — Securityholders Agreement.”
      THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF
THE NOMINEES FOR DIRECTOR DESCRIBED IN THIS PROPOSAL 5.
Director Compensation
      Independent members of the Board of Directors receive compensation for their services. Each independent director receives an annual retainer of $45,000, which is supplemented by additional payments of $1,250 for each board meeting attended in person, $625 for each board meeting attended telephonically, $5,000 annually for acting as a committee member ($10,000 for acting as audit committee chairperson and $7,500 for acting as compensation committee chairperson), $1,000 for each committee meeting attended in person, $500 for each committee meeting attended telephonically and reasonable travel expenses for attendance in person at board and committee meetings. In addition, each independent member of the Board of Directors received an up-front grant of 9,705 restricted shares pursuant to our 2005 Long-Term Incentive Plan. These restricted shares vest over the three years following their issuance at 33% per year. In addition, Mr. Cole, our Vice Chairman, will receive the compensation described above for serving as a member of our Board of Directors. No other non-independent director, however, shall receive compensation for serving as a member of our Board of Directors. Throughout the year, we reimburse our non-employee directors for reasonable expenses incurred in attending meetings and in the performance of other services rendered on behalf of the Board of Directors or its committees.
GOVERNANCE OF VALOR AND COMMITTEES OF THE BOARD OF DIRECTORS
      We continually review our corporate governance policies and practices. This includes comparing our current policies and practices to policies and practices of other public companies, as well as to those suggested by various groups or authorities active in corporate governance. Based upon this review, we have adopted changes to current policies and practices to reflect what the Board of Directors believes are “best practices,” as well as those that are required to comply with Sarbanes-Oxley Act of 2002 and the rules of the SEC and the NYSE.
      The Board of Directors held six regular meetings and five special meetings during the fiscal year ended December 31, 2005. Each director attended at least 75% of the aggregate of these meetings and the total number of meetings held by all committees of the board on which he or she served, as described below under “Committees of the Board.”
Director Independence
      Under the NYSE rules, a director is not independent if the director has a direct or indirect material relationship with Valor. The Nomination and Corporate Governance Committee annually reviews the independence of all directors and reports its findings to the full Board. To assist in this review, the Nomination and Corporate Governance Committee has adopted director independence guidelines as defined and prescribed by the NYSE. In the event a director has any relationship with Valor that is not addressed in the Corporate Governance Guidelines, the independent members of the Board determine whether such relationship is material. In 2005, outside counsel reviewed these guidelines and Valor’s Board verified the independence of the Company’s directors in accordance with these guidelines.
      All of our directors, other than Mr. Mueller, our current Chief Executive Officer, and Mr. Cole, our former Chief Executive Officer and Vice-Chairman, are independent as determined by that analysis conducted by Valor’s outside counsel. Our independent directors have regularly scheduled executive sessions in which they meet without the presence of management. These executive sessions generally are held immediately after regularly scheduled meetings of the Board of Directors, and Anthony J. de Nicola, Chairman of the Board, presides over these non-management executive sessions. The independent directors have held five such meetings in 2005, and all of the independent directors were present for three of these sessions.
Committees of the Board
      In connection with our initial public offering in February 2005, our Board of Directors established the following committees: Audit, Compensation, and Nomination and Governance. Each of these committees operates under a written charter approved by the Board of Directors in compliance with the applicable requirements of the SEC and the NYSE listing requirements. Our charters can be located on our website at www.valortelecom.com and are available to in hard copy to stockholders upon request. We also have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which is located on our website at www.valortelecom.com and is available in hardcopy to interested parties upon request. All members of the audit, nominating and compensation committees are “independent” as defined by the rules of the SEC and NYSE. The members of each standing committee are elected by the Board of Directors each year for a term of one year or until his or her successor is elected. The members of the committees are identified in the table below.

Nomination
and
Director	Audit	Compensation	Governance

Norman W. Alpert		X
Stephen B. Brodeur	X
Edward J. Heffernan	Chair
Edward L. Lujan	X
Anthony J. de Nicola		Chair	Chair
M. Ann Padilla	X
Federico Pena			X
Sanjay Swani	X	X	X
      Audit Committee. The Audit Committee recommends to the Board of Directors the selection of our independent accountants. Our independent accountants are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States of America for issuing a report thereon, and for reviewing our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Management is responsible for our internal controls and the financial reporting process. The Audit Committee assists the Board of Directors in undertaking and fulfilling its responsibilities in monitoring Valor’s financial reporting process, including (i) the integrity of the financial statements of Valor, (ii) Valor’s compliance with legal and regulatory requirements, (iii) the independence and qualifications of Valor’s internal and independent auditors, (iv) the performance of Valor’s internal audit function and independent auditors, and (v) the preparation of an audit committee report to be included in Valor’s annual proxy statements.
      Our Audit Committee pre-approves all auditing and permissible non-auditing services that will be provided by Deloitte & Touche LLP, our independent accountants, in accordance with the Sarbanes-Oxley Act of 2002 and the rules of the SEC and the New York Stock Exchange.
      In accordance with the rules of the SEC, our Audit Committee has established procedures to receive, retain, and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
      Each current and prospective member of the Audit Committee is financially literate, as required by the listing standards of the New York Stock Exchange. The Board of Directors has determined that Mr. Heffernan meets the standard of an “audit committee financial expert” under the rules of the SEC. The Audit Committee met seven times during the fiscal year ended December 31, 2005. No member of the audit committee serves on more than three public company audit committees.
      Compensation Committee. The Compensation Committee reviews our general compensation strategies, acts as the Committee for Valor’s Incentive Compensation Plan and 2005 Long-Term Incentive Plan, and establishes and reviews compensation for our Chief Executive Officer and other executive officers. The Compensation Committee met twice during the fiscal year ended December 31, 2005.
      Nomination and Governance Committee. One of the committee’s primary functions is to establish criteria and qualifications for candidates for the Board of Directors and then to identify and recommend candidates for election to the Board of Directors. In addition, the Nominating and Corporate Governance Committee takes a leadership role in shaping our corporate governance, including making recommendations on matters relating to the composition of the Board of Directors and its various committees and our Corporate Governance Guidelines. Each candidate for nomination as a director, including persons recommended by stockholders, is evaluated in accordance with our Corporate Governance Guidelines which are posted on our website at www.valortelecom.com. The Nomination and Corporate Governance Committee may seek advice from other members of the Board of Directors or the Chief Executive Officer regarding director candidates. The Board of Directors will consider a potential director nominee’s ability to satisfy the need, if any, for any required expertise on the Board of Directors or one of its committees. Historically, our management has recommended director nominees to the Board of Directors. The Nominating Committee acted via unanimous consent during the fiscal year ended December 31, 2005. Most issues within the jurisdiction of this Committee were acted upon by the full Board.
Nominations by Stockholders
      Pursuant to our bylaws, a stockholder may nominate a person for election as a director at an annual meeting of stockholders only if written notice of such stockholder’s intent to make such nomination has been given to the Secretary of Valor not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting, or if the date of the annual meeting is changed by more than 30 days from such anniversary date, not later than the close of business on the tenth (10th) day following the earlier of the day on which notice of the date of such meeting was mailed or public disclosure of the meeting date was made. Each notice is required to set forth certain information, including (1) the name and address of the stockholder making the nomination and the number of shares of our common stock they own beneficially of record, (2) information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board, and (3) the consent of each nominee to serve as a director if so elected.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS
      Interested parties who wish to communicate with the Board of Directors, with the presiding independent director, Mr. Anthony J. de Nicola, or with the independent directors as a group, may do so through the following procedures. Communications not involving complaints or concerns regarding accounting, internal accounting controls and auditing matters related to Valor (“Accounting Complaints or Concerns”) may be sent to our corporate secretary at Valor Communications Group, Inc., 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062. Communications that relate to matters that are within the scope of the responsibilities of the Board of Directors and its committees, or summaries of such communications, will be forwarded to the Chairman of the Board or to the chairman of the particular committee which has responsibility for the area of shareholder inquiry. Communications addressed to Mr. de Nicola, or to the independent directors as a group, will be forwarded to these directors by the corporate secretary.
      Valor has two processes in place for receipt of Accounting Complaints or Concerns. First, Accounting Complaints or Concerns, which may be made anonymously, may be sent to our Chief Legal Officer with a copy to our Chief Financial Officer at the same address as the corporate secretary. Second, Accounting Complaints and Concerns may be submitted via our Ethics Hotline, 1-800-556-3048. A third-party vendor staffs our Ethics Hotline 24 hours a day. Accounting Complaints or Concerns will be forwarded to the chairman of the audit committee. We will keep Accounting Complaints or Concerns confidential and anonymous, to the extent feasible, subject to applicable law. Information contained in an Accounting Complaint or Concern may be summarized, abstracted and aggregated for purposes of analysis and investigation.
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
      The Compensation Committee of the Board of Directors is responsible for setting and administering compensation, including base salaries, annual incentives, and stock-based awards, paid or awarded to our executive officers. The Compensation Committee also oversees and approves incentive plan design, costs and administration. This report discusses the Compensation Committee’s activities, as well as its development and implementation of policies regarding compensation paid to our executive officers for 2005.
Overall Compensation Policies
      The Compensation Committee reviews and approves compensation policies and practices, including those related to stock-based compensation, for our executive officers and certain other employees. Our executive compensation system generally consists of three primary components: base salary, an incentive compensation award pursuant to an Annual Incentive Compensation Plan adopted by the Compensation Committee and restricted stock grants. Through the use of the foregoing, the Compensation Committee seeks to achieve a balanced compensation package that will attract and retain high quality key executives, appropriately reflect each such executive officer’s individual performance, contributions, and general market value, and provide further incentives to the executive officers to maximize annual operating performance and long-term stockholder value. In doing so, the Committee will regularly review and update:

•	An appropriate peer group of companies for the purposes of comparing compensation levels and practices; and

•	Key measures that the Compensation Committee will use in assessing performance for the purposes of incentive compensation awards to the chief executive officer and other members of the senior management team.

Annual Salaries
      Annual base salaries for our executive officers have been established on a position-by-position basis. The chief executive officer has the responsibility to conduct annual internal reviews of executive officer salary levels in order to rank salary, individual performance and job value to each position. The chief executive officer then makes recommendations on salaries, other than his own, to the Compensation Committee. The

Compensation Committee determines, reviews and approves corporate goals and objectives relevant to the compensation of the chief executive officer. The Compensation Committee reviews the recommendations regarding changes in salaries for executive officers. The Compensation Committee may take such action, including modifications to the recommendations, as it deems appropriate. The determinations of the Compensation Committee may be based on a variety of factors, including a subjective evaluation of past and potential future individual performance and contributions and alternative career opportunities that might be available to the executives. The Compensation Committee may also review compensation data from companies employing executives in positions similar to those whose salaries were being reviewed, as well as market conditions for executives in general with similar skills, responsibilities, background and performance levels and other companies with similar financial and business characteristics.

Annual Incentive Compensation
      We maintain an incentive compensation plan that compensates certain management and supervisory personnel if our company meets or exceeds certain financial performance targets. These awards allow us to recognize individual performance and contributions to Valor on an annual basis. Our chief executive officer, in consultation with the Compensation Committee, may adjust or eliminate any incentive payment that would otherwise be earned under the Incentive Compensation Plan based on such factors as they may determine in their sole discretion. Our chief executive officer, in consultation with the Compensation Committee, may also amend or cancel the bonus plan at any time for any reason. Under the terms of the approved Incentive Compensation Plan, the Compensation Committee bases the amount of any annual incentive compensation to be paid to our executive officers, including the chief executive officer, on Valor performance (determined by reference to revenue and EBITDA targets established by Board resolution) and each such officer’s performance, attitude and potential.
      The 2004 Incentive Compensation Plan. In 2005, the Compensation Committee awarded incentive compensation under our 2004 Incentive Compensation Plan to certain of our executive officers, based on 2004 operating results and a discretionary evaluation of each such officer’s performance, attitude and potential. In 2005, all incentive compensation paid under the 2004 Incentive Compensation Plan was in the form of cash awards. The Compensation Committee based its actions regarding 2004 incentive compensation upon the performance of Valor and upon the chairman of the board’s recommendation regarding the chief executive officer, the chief executive officer’s recommendations regarding the other executive officers and the Compensation Committee members’ general business knowledge. The bonuses the named executive officers received under the 2004 Incentive Compensation Plan are disclosed in the bonus column in the Summary Compensation Table set forth below.
      The 2005 Incentive Compensation Plan. The Compensation Committee, at its March 22, 2005 meeting approved the 2005 Incentive Compensation Plan. That Plan allowed semi-annual payments if we were meeting or exceeding financial objectives and the outlook for the remaining half of the year was favorable. In August 2005, our chief executive officer, with the approval of our Compensation Committee, authorized bonus amounts for the first half of 2005 for members of our management team at the level of director and below eligible to participate in the incentive compensation plan that qualified for payment. The payments made were approximately one-third of the 2005 bonus opportunity for the respective employees. Members of our senior management team did not receive any payment. On February 9, 2006, the Compensation Committee awarded incentive compensation under our 2005 Incentive Compensation Plan to certain of our executive officers, based on 2005 operating results and a discretionary evaluation of each such officer’s performance, attitude and potential. In 2006, all incentive compensation paid under the 2005 Incentive Compensation Plan was in the form of cash awards. The Compensation Committee based its actions regarding 2005 incentive compensation upon the performance of Valor and upon the chairman of the board’s recommendation regarding the chief executive officer, the chief executive officer’s recommendations regarding the other executive officers and the Compensation Committee members’ general business knowledge. The bonuses the named executive officers received under the 2005 Incentive Compensation Plan are disclosed in the bonus column in the Summary Compensation Table set forth below.

      The 2006 Incentive Compensation Plan. The Compensation Committee, at its February 9, 2006 meeting, approved the 2006 Incentive Compensation Plan.
      2005 Long-Term Incentive Plan. Our 2005 Long-Term Incentive Plan provides for grants of stock options, restricted stock and performance awards. Members of our Board of Directors, our officers and other employees and persons who engage in services for us are eligible for grants under the plan. We plan to grant awards to these individuals from time to time to provide long-term incentives that are designed to couple the interests of key employees with those of stockholders in that the potential value of the awards is directly related to the future value of our stock.
      A total of 2,500,000 shares of our common stock are authorized for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. We granted 2,157,531 shares of restricted stock, of which 2,099,739 shares were granted to executive officers, members of senior management and directors, leaving 342,469 shares available for issuance under the plan.
      Tax code limitation on executive compensation deductions. In 1993, Congress amended the Internal Revenue Code to impose a $1.0 million deduction limit on compensation paid to the chief executive officer and the four other most highly compensated executive officers of public companies, subject to certain transition rules and exceptions for compensation received pursuant to non-discretionary performance-based plans approved by such company’s stockholders. It is our general policy to structure the performance-based portion of the compensation of its executive officers in a manner that permits Valor to deduct fully such compensation.
Compensation of Chief Executive Officer
      John J. Mueller, Chief Executive Officer, earned $500,000 in base salary in 2005, per our employment agreement with him. In February 2005, the Compensation Committee approved an employment agreement with Mr. Mueller, which replaced a previous employment agreement, as further described under the heading “Employment and Severance Agreements.” Mr. Mueller’s contract states that he will earn a $500,000 annual base salary during the three year term of the agreement. In setting the Chief Executive Officer’s base salary, the committee considered company objectives, market and corporate challenges and market compensation practices.
      Mr. Mueller earned a bonus under our annual incentive compensation plan of $625,000 in respect of the year ended December 31, 2004. Mr. Mueller’s bonus reflects our philosophy of meeting and exceeding certain corporate financial targets. In addition, he was awarded a $1,000,000 bonus in connection with the completion of our initial public offering, of which $600,000 has been paid, and the remainder of which is payable January 1, 2007. See “Related Party Transactions.”
      Mr. Mueller owns 634,420 shares of Valor common stock pursuant to a restricted stock grant made to him in February 2005 under our 2005 Long-Term Incentive Plan, of which 303,418 of such shares are fully vested and the remainder will vest in equal installments on January 1, 2007 and 2008. This grant ties the Chief Executive Officer’s long-term compensation to the goals of increasing stockholder value and including at-risk compensation as a significant portion of the executive’s compensation.
Conclusion
      The Compensation Committee has reviewed each element of compensation for each of the executive officers for fiscal 2005. The Compensation Committee reported to the Board of Directors that in the Compensation Committee’s opinion, the compensation of each executive officer is reasonable in view of Valor’s performance and the Compensation Committee’s subjective evaluation of the contribution of each executive officer to that performance.

      Members of the compensation committee of the Board of Directors respectfully submit the foregoing report:

Anthony de Nicola, Chairman
Sanjay Swani
Norman W. Alpert
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
      None of our executive officers served as: (i) a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of another entity, one of whose executive officers served on our Compensation Committee; or (iii) a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as one of our directors.
EXECUTIVE COMPENSATION
Summary Compensation Table
      The following table sets forth the compensation earned, awarded or paid for services rendered in all capacities for the fiscal years ended December 31, 2004 and 2005, by our Chief Executive Officer, our Vice-Chairman and our four next most highly compensated executive officers who earned more than $100,000 in salary and to whom we refer in this proxy statement collectively as the named executive officers:

				Long-Term
				Compensation

		Annual Compensation		Restricted
	Fiscal			Stock	All Other
	Year	Salary	Bonus(1)	Awards(2)	Compensation(3)

John J. Mueller	2005	$500,000	$579,800	$9,516,300	$84,283
Chief Executive Officer and President	2004	469,616	1,875,000	—	46,004
Kenneth R. Cole	2005	300,000	750,000	995,482	17,197
Vice Chairman(4)	2004	433,462	5,750,000	—	45,577
W. Grant Raney	2005	257,000	197,609	4,137,525	18,521
Senior Vice President and Chief	2004	253,167	1,160,625	—	25,141
Operating Officer
William M. Ojile, Jr.	2005	250,000	144,950	3,310,020	21,799
Senior Vice President,	2004	246,692	656,250	—	21,197
Chief Legal Officer and Secretary
Cynthia B. Nash	2005	176,346	109,758	2,234,265	37,887
Senior Vice President and
Chief Information Officer
Jerry E. Vaughn(5)	2005	81,250	61,718	4,927,695	33,216
Senior Vice President and
Chief Financial Officer

(1)	In 2004, amounts consisted of debt recapitalization bonuses and annual incentive bonuses. In 2005, amounts consisted of initial public offering bonuses and annual incentive bonuses. Annual incentive bonuses represented amounts earned by each named executive during the referenced year, although paid in the following year. In 2004, Mr. Cole’s bonus included a one-time transition bonus of $5 million.

(2)	Amounts in this column reported for 2005 represented the value of the following restricted stock awards primarily issued in February 2005, except for Mr. Vaughn, which were issued in October 2005, at $0.0001 per share: 634,420 shares to Mr. Mueller, 67,763 shares to Mr. Cole, 275,835 shares to Mr. Raney, 220,668 shares to Mr. Ojile, 148,951 shares to Ms. Nash and 361,533 shares to Mr. Vaughn. Using the closing price of our stock as of December 30, 2005, $11.40, the number and value of the remaining vested and unvested restricted stock awards as of December 31, 2005 were as follows: 634,420 shares, $7.2 million for Mr. Mueller; 42,543 shares, $484,990 for Mr. Cole; 275,835 shares, $3.1 million for Mr. Raney; 220,668 shares, $2.5 million for Mr. Ojile; 148,951 shares, $1.7 million for Ms. Nash and 361,533 shares, $4.1 million for Mr. Vaughn. These awards vest as follows:

	Vested upon	Vests in	Vests in	Vests in	Vests in
Name	Issuance	2006	2007	2008	2009

John J. Mueller	21.74%	26.09%	26.09%	26.09%	0.00%
Kenneth R. Cole(4)	85.00%	5.00%	5.00%	5.00%	00.0%
W. Grant Raney	20.00%	26.67%	26.67%	26.67%	0.00%
William M. Ojile, Jr.	15.00%	28.33%	28.33%	28.33%	0.00%
Cynthia B. Nash	18.52%	27.16%	27.16%	27.16%	0.00%
Jerry E. Vaughn	0.00%	6.25%	25.00%	25.00%	43.75%

Per Resolution of the Compensation Committee, dated December 8, 2005, equity grants vesting on January 1, 2007 will vest upon closing of the merger. Also, per the terms of the Long Term Incentive Plan, awards vesting in 2008 and beyond will accelerate upon closing of the merger for those employees whose employment is terminated without cause or who resign for Good Reason.

We did not pay dividends on unvested restricted stock awards in 2005. On February 9, 2006, the Compensation Committee approved the payment of dividends on unvested restricted stock awards.

(3)	All other compensation amounts, disclosed in the table above include medical, life insurance and long-term disability premiums we pay on behalf of each named executive officer, personal travel expenses paid by the company, car allowances, our matching contributions to the 401(k) and miscellaneous other items we pay on behalf of each named executive officer, are as follows:
All Other Compensation

				Long-	Personal
			Life	Term	Travel	Car	401(k)	All other
	Year	Medical	Insurance	Disability	Expense	Allowance	Contributions	Compensation	Total

John J. Mueller	2005	$10,003	$3,123	$1,044	$7,554	$18,731	$9,450	$34,378	$84,283
	2004	9,570	4,334	7,210	7,478	8,187	9,225	—	46,004
Kenneth R. Cole	2005	6,905	9,248	1,044	—	—	—	—	17,197
	2004	9,570	14,530	4,774	7,478	—	9,225	—	45,577
W. Grant Raney	2005	6,164	1,823	1,044	—	—	9,450	40	18,521
	2004	5,369	2,025	1,044	7,478	—	9,225	—	25,141
William M. Ojile, Jr.	2005	10,004	1,261	1,044	—	—	9,450	40	21,799
	2004	8,645	1,468	1,859	—	—	9,225	—	21,197
Cynthia B. Nash	2005	9,094	1,016	870	3,777	—	3,089	20,041	37,887
Jerry E. Vaughn	2005	1,608	3,366	—	—	—	—	28,242	33,216

(4)	Mr. Cole served as our Chief Executive Officer from January 2002 through April 2004.

(5)	Mr. Vaughn became a senior vice president and Chief Financial Officer effective October 1, 2005.
Employment and Severance Agreements
      We have entered into employment, confidentiality and non-competition agreements with Messrs. Mueller, Vaughn, Ojile, Raney and Ms. Nash, the material terms of which are discussed below. We also have agreements with other key employees at the director level and above that provide for an agreement not to compete with us for a maximum period of up to twelve months, in return for the payment of severance benefits for involuntary termination without cause.

      Agreement with John J. Mueller. We entered into an employment agreement with John J. Mueller upon the consummation of our initial public offering, which replaced his previous employment agreement executed in 2004. Mr. Mueller’s new employment agreement will remain in effect until February 14, 2008 and can be renewed for successive one year periods thereafter. Mr. Mueller receives an annual base salary of $500,000, an annual incentive bonus and medical and other benefits. Mr. Mueller’s annual bonus is targeted to be one times his base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion. Pursuant to his employment agreement, Mr. Mueller also received an initial public offering cash bonus, as described below under the heading “Related Party Transactions.”
      On February 9, 2006, the Compensation Committee approved amendments to Mr. Mueller’s employment agreement to reflect severance and retention provisions adopted by the Compensation Committee on December 8, 2005 in conjunction with the approval of the merger agreement by the Valor Board of Directors. If we terminate Mr. Mueller’s employment without “cause” or if he resigns for “Good Reason,” as each such term is defined in his new employment agreement, he will be entitled to receive severance benefits consisting of his annual base salary for twenty-four months following the date of his termination, plus two times the full amount of his target bonus for the year in which his employment terminates and life insurance and medical benefits for various periods. Mr. Mueller’s employment agreement provides that he will be restricted from engaging in competitive activities for one year after the termination of his employment although this restriction may be extended for an additional six months under certain circumstances.
      Agreement with Jerry E. Vaughn. We entered into an employment agreement with Jerry E. Vaughn on October 1, 2005 (the “Effective Date”). Mr. Vaughn’s employment agreement will remain in effect until the fourth anniversary of the Effective Date and can be renewed thereafter for one-year extensions of the employment term, unless either party provides written notice of its intention not to review the agreement within 90 days of the expiration of the then current term. Mr. Vaughn receives an annual base salary of $325,000, an annual incentive bonus and medical and other benefits. Mr. Vaughn’s annual bonus is targeted to be 100% of his base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion.
      If we terminate Mr. Vaughn’s2 employment without “cause” or if he resigns for “Good Reason,” as each such term is defined in his employment agreement, he will be entitled to receive severance benefits consisting of his annual base salary and continued medical and other benefits for eighteen months following the date of his termination, plus, with respect to the fiscal year in which his employment terminates, the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year. Mr. Vaughn’s employment agreement provides that he will be restricted from engaging in competitive activities for one year after the termination of his employment. Mr. Vaughn may not solicit employees for one year following termination of his employment with our company.
      Agreement with William M. Ojile, Jr. We entered into an employment agreement with William M. Ojile, Jr. upon the consummation of our initial public offering, which replaced the previous employment agreement we entered into with him in 2000. Mr. Ojile’s new employment agreement will remain in effect until the third anniversary of the completion of the Offering and can be renewed thereafter for one-year extensions of the employment term, unless either party provides written notice of its intention not to review the agreement within 90 days of the expiration of the then current term. Mr. Ojile receives an annual base salary of $250,000, an annual incentive bonus and medical and other benefits. Mr. Ojile’s annual bonus is targeted to be one-half his base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion. Pursuant to his employment agreement, Mr. Ojile also received an initial public offering cash bonus, as described below under the heading “Related Party Transactions.”
      On February 9, 2006, the Compensation Committee approved amendments to Mr. Ojile’s employment agreement to reflect severance and retention provisions adopted by the Compensation Committee on December 8, 2005 in conjunction with the approval of the merger agreement by the Valor Board of Directors.

2 The December 8, 2005 Compensation Committee Resolution provided that Mr. Vaughn would not receive an enhancement of the monetary severance terms contained in his employment agreement.

If we terminate Mr. Ojile’s employment without “cause” or if he resigns for “Good Reason,” as each such term is defined in his employment agreement, he will be entitled to receive severance benefits consisting of his annual base salary and continued medical and other benefits for twenty-four months following the date of his termination, plus, with respect to the fiscal year in which his employment terminates, two times the full amount of his target bonus for the year in which his employment terminates. Mr. Ojile’s employment agreement provides that he will be restricted from engaging in competitive activities for one year after the termination of his employment. Mr. Ojile may not solicit employees for one year following termination of his employment with our company.
      Agreement with W. Grant Raney. We entered into an employment agreement with W. Grant Raney upon the consummation of our initial public offering, which replaced the previous employment agreement we entered into with him in 2000. Mr. Raney’s employment agreement will remain in effect until the third anniversary of the completion of the Offering and can be renewed thereafter for one-year extensions of the employment term, unless either party provides written notice of its intention not to review the agreement within 90 days of the expiration of the then current term. Mr. Raney receives an annual base salary of $257,000, an annual incentive bonus and medical and other benefits. Mr. Raney’s annual bonus is targeted to be one-half his base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion. Pursuant to his employment agreement, Mr. Raney also received an initial public offering cash bonus, as described below under the heading “Related Party Transactions.”
      On February 9, 2006, the Compensation Committee approved amendments to Mr. Raney’s employment agreement to reflect severance and retention provisions adopted by the Compensation Committee on December 8, 2005 in conjunction with the approval of the merger agreement by the Valor Board of Directors. If we terminate Mr. Raney’s employment without “cause” or if he resigns for “Good Reason” as each such term is defined in his employment agreement, he will be entitled to receive severance benefits consisting of his annual base salary and continued medical and other benefits for twenty-four months following the date of his termination, plus, two times the full amount of his target bonus for the year in which his employment terminates. Mr. Raney’s employment agreement provides that he will be restricted from engaging in competitive activities and soliciting employees for one year following termination of his employment with our company.
      Agreement with Cynthia B. Nash. We entered into an employment agreement with Cynthia B. Nash upon the consummation of our initial public offering, which replaced the previous employment agreement we entered into with her in 2002. Ms. Nash’s employment agreement will remain in effect until the third anniversary of the completion of the Offering and can be renewed thereafter for one-year extensions of the employment term, unless either party provides written notice of its intention not to renew the agreement within 90 days of the expiration of the then current term. Ms. Nash receives an annual base salary of $210,0003, an annual incentive bonus and medical and other benefits. Ms. Nash’s annual bonus is targeted to be one-half her base salary for the applicable year, although our Board of Directors may increase or decrease the amount of any award in its discretion. Pursuant to her employment agreement, Ms. Nash also received an initial public offering cash bonus, as described below under the heading “Related Party Transactions.”
      On February 9, 2006, the Compensation Committee approved amendments to Ms. Nash’s employment agreement to reflect severance and retention provisions adopted by the Compensation Committee on December 8, 2005 in conjunction with the approval of the merger agreement by the Valor Board of Directors. If we terminate Ms. Nash’s employment without “cause” or if she resigns for “Good Reason,” as each such term is defined in her employment agreement, she will be entitled to receive severance benefits consisting of her annual base salary and continued medical and other benefits for twenty-four months following the date of her termination, plus, two-times the full amount of her target bonus for the year in which her employment terminates. Ms. Nash’s employment agreement provides that she will be restricted from engaging in competitive activities for one year after the termination of her employment. Ms. Nash may not solicit employees for one year following termination of her employment with our company.

3 By a December 8, 2005 Resolution of the Compensation Committee, Ms. Nash’s annual base salary was increased from $175,000 to $210,000.

BENEFICIAL OWNERSHIP OF VALOR COMMON STOCK
      The following table and footnotes set forth as of April 28, 2006 the beneficial ownership, as defined by regulations of the SEC, of Valor common stock held by each person or group of persons known to Valor to own beneficially more than 5% of the outstanding shares of Valor common stock, each director of Valor, each current executive officer of Valor named in the Summary Compensation Table in this proxy statement/ prospectus-information statement (a “named executive officer”) and all current directors and executive officers of Valor as a group. Except as otherwise noted, the listed entities, individuals and group have sole investment power and sole voting power as to all shares of Valor common stock set forth opposite their names. All information is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons.

	Number	%(1)

Welsh, Carson, Anderson Stowe(2)	19,574,421	27.5%
Vestar Capital Partners(3)	8,497,942	12%
Kenneth R. Cole	42,543	*
John Mueller(4)	634,420	*
Jerry E. Vaughn(5)	361,533	*
Cynthia Nash(6)	137,748	*
William Ojile(7)	187,434	*
Grant Raney(8)	275,835	*
Anthony J. de Nicola(9)(10)	19,617,000	27.6%
Sanjay Swani(9)(11)	19,585,992	27.5%
Norman W. Alpert(12)	8,497,942	12%
Federico Pena(12)	8,497,942	12%
Stephen B. Brodeur(13)	9,705	*
Michael E. Donovan(13)	9,705	*
Edward J. Heffernan(13)	9,705	*
Edward L. Lujan(13)	9,705	*
M. Ann Padilla(13)	9,705	*
All directors and executive officers as a group (15 persons)	29,814,518	41.9%

*	Less than 1%.

(1)	The respective percentages of beneficial ownership are based on 71,096,887 shares of common stock as of April 28, 2006.

(2)	Shares are held by the following affiliates of Welsh, Carson, Anderson & Stowe: Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners III, L.P. Welsh, Carson, Anderson & Stowe disclaims beneficial ownership of such shares. WCAS VIII Associates, LLC, a limited liability company and affiliate of Welsh, Carson, Anderson & Stowe, exercises voting and investment control over the shares held by Welsh, Carson, Anderson & Stowe VIII, L.P. as general partner. Voting and investment decisions by WCAS VIII Associates, LLC are determined by an affirmative vote of two thirds of its managing members. WCAS IX Associates, LLC, a limited liability company and affiliate of Welsh, Carson, Anderson & Stowe, exercises voting and investment control over the shares held by Welsh, Carson, Anderson & Stowe IX, L.P. as general partner. Voting and investment decisions by WCAS IX Associates, LLC are determined by an affirmative vote of two thirds of its managing members. The address of Welsh, Carson, Anderson & Stowe is 320 Park Avenue, Suite 2500, New York, NY 10022.

(3)	Shares are held by Vestar Capital Partners and the following affiliates of Vestar Capital Partners: Vestar Capital Partners III, L.P., Vestar Capital Partners IV, L.P. and Vestar/ Valor LLC. Vestar Capital Partners disclaims beneficial ownership of such shares. Vestar Capital Partners III, L.P. is a limited partnership, the general partner of which is Vestar Associates III, L.P. As general partner of Vestar Associates III, L.P., Vestar Associates Corporation III, a corporation affiliated with Vestar Capital Partners, exercises voting and investment control over shares held by Vestar Capital Partners III, L.P. Vestar Capital Partners IV, L.P. is a limited partnership, the general partner of which is Vestar Associates IV, L.P. As general partner of Vestar Associates IV, L.P., Vestar Associates Corporation IV, a corporation and affiliate of Vestar Capital Partners, exercises voting and investment control over shares held by Vestar Capital Partners IV, L.P. Vestar/Valor LLC is a limited liability company, the managing member of which is Vestar Capital Partners IV, LP. As general partner of Vestar Associates IV, LP, Vestar Associates Corporation IV exercises voting and investment control over the shares held by Vestar/ Valor LLC. The address of Vestar Capital Partners is 245 Park Avenue, 41st Floor, New York, NY 10167.

(4)	Includes 331,002 shares of restricted stock held by Mr. Mueller that will vest upon closing of the merger.

(5)	Includes 338,937 shares of restricted stock held by Mr. Vaughn that will vest upon closing of the merger.

(6)	Includes 80,912 shares of restricted stock held by Ms. Nash, of which 40,456 shares will vest upon closing of the merger and 40,456 shares will vest on January 1, 2008.

(7)	Includes 125,045 shares of restricted stock held by Mr. Ojile that will vest upon closing of the merger.

(8)	Includes 147,112 shares of restricted stock held by Mr. Raney, of which 73,556 shares will vest upon closing of the merger and 73,556 shares will vest on January 1, 2008.

(9)	As members of WCAS VIII Associates LLC and WCAS IX Associates, LLC, Mr. de Nicola and Mr. Swani may be deemed to share beneficial ownership of the shares held by WCAS VIII Associates LLC and WCAS IX Associates, LLC. Mr. de Nicola and Mr. Swani disclaim beneficial ownership of such shares and any other shares held by affiliates of Welsh, Carson, Anderson & Stowe.

(10)	Includes 42,579 shares held directly by Mr. de Nicola, of which 6,470 represents shares of restricted stock that will vest upon closing of the merger.

(11)	Includes 11,571 shares held directly by Mr. Swani, of which 6,470 represents shares of restricted stock that will vest upon closing of the merger.

(12)	As managing directors of Vestar Capital Partners, Mr. Alpert and Mr. Pena may be deemed to share beneficial ownership of the shares held by Vestar Capital Partners. Mr. Alpert and Mr. Pena each disclaim beneficial ownership of such shares and any other shares held by affiliates of Vestar Capital Partners.

(13)	Includes 6,470 shares of restricted stock that will vest upon closing of the merger.

PERFORMANCE GRAPH
      The following graph compares the cumulative total stockholder return on our common stock since February 9, 2005 when our common stock became publicly traded, with the cumulative total return over the same period of (1) the S&P 500 Index and (2) an industry index selected by us. Our relevant industry index is telephone communications (excluding radio telephone), which is composed of companies with a Standard Industry Classification, or SIC, Code of 4813. Pursuant to rules of the SEC, the comparison assumes $100 was invested on February 9, 2005 in our common stock and in each of the indices and assumes reinvestment of dividends, if any. Also pursuant to SEC rules, the returns of each of the companies in the peer group are weighted according to the respective company’s stock market capitalization at the beginning of each period for which a return is indicated. Historical stock prices are not indicative of future stock price performance.
COMPARE CUMULATIVE TOTAL RETURN
AMONG VALOR COMMUNICATIONS GROUP,
NYSE MARKET INDEX AND SIC CODE INDEX
ASSUMES $100 INVESTED ON FEB. 9, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2005

	2/09/05	3/31/05	6/30/05	9/30/05	12/31/05

Valor Communications Group	100.00	95.65	93.64	94.92	81.87

SIC Code Index	100.00	98.04	97.83	100.41	98.56

NYSE Market Index	100.00	101.36	103.68	108.49	110.77

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of Valor’s equity securities to file reports of ownership with the SEC and furnishes copies to the NYSE and Valor. Based solely on the review of the copies of such forms and representations by certain reporting persons, we believe that for the period from the offering through March 31, 2006, its executive officers, directors and 10% stockholders complied with all applicable filing requirements under Section 16(a).
RELATED PARTY TRANSACTIONS
Equity Sponsors
      Securityholders Agreement. We entered into a securityholders agreement with WCAS, Vestar, Citicorp Venture Capital (“CVC”) and certain of their respective affiliates that contain the following registration rights:

•	WCAS and Vestar have demand registration rights relating to the shares of our common stock that they received pursuant to our reorganization, subject to the requirement that the securities covered by each demand registration have an aggregate public offering price of at least $25.0 million if registered pursuant to a long-form registration statement, or $10.0 million if registered pursuant to a short-form registration statement; provided that the entities comprising WCAS and Vestar that initiate a demand for registration must hold a majority of the shares of common stock held by all such WCAS or Vestar entities, as the case may be, to initiate a demand for registration; provided, further, that WCAS or Vestar may exercise a demand right for less than an aggregate public offering price of $25.0 million if registered pursuant to a long-form registration statement, or $10.0 million if registered pursuant to a short-form registration statement, if such proposed offering is for all of the remaining shares of common stock held by WCAS or Vestar; provided, further, that WCAS can request up to three registrations that are registered pursuant to a long-form registration statement and Vestar can request up to two registrations that are registered pursuant to a long-form registration statement; and

•	WCAS, Vestar and CVC have the right to include in our future public offerings of securities the shares of our common stock held by each of them.
      We have agreed to pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the securities sold, and to indemnify WCAS and Vestar that have included securities in such offering against certain liabilities, including liabilities under the Securities Act.
      Pursuant to the Securityholders Agreement, WCAS, Vestar, CVC and certain of their respective affiliates have agreed to vote for each other’s designees to our Board of Directors (to the extent permitted by law and the rules of any securities exchange, system or market on which our securities are then listed), and to vote such that both WCAS and Vestar have at least one designee on each of our committees.
      Upon completion of the merger, the Securityholders will be amended as discussed in more detail under “The Transactions — Interests of Certain Persons in the Merger.”
Management

Transaction Bonuses.
      Initial Public Offering Cash Bonuses. In connection with the consummation of our initial public offering we paid cash bonuses to our executive officers and other members of management in the manner set forth on the table below if such individuals remain an employee of Valor or its affiliates as of any date on which such payment becomes due. These payments are intended to compensate our executive officers and other members of management for their efforts in connection with the completion of our initial public offering.

Name	Date of IPO	January 1, 2006	January 1, 2007(1)	Total

John J. Mueller	$200,000	$400,000	$400,000	$1,000,000
Kenneth R. Cole(2)	750,000	—	—	750,000
W. Grant Raney	100,000	200,000	200,000	500,000
William M. Ojile, Jr.	50,000	100,000	100,000	250,000
Cynthia Nash	30,000	60,000	60,000	150,000
Jerry E. Vaughn	—	—	—	—
Other	411,500	223,000	223,000	857,500

Total	$1,541,500	$983,000	$983,000	$3,507,500

(1)	Per Resolution of the Compensation Committee, dated December 8, 2005, cash grants scheduled to vest on January 1, 2007 will vest upon closing of the merger.

(2)	Pursuant to the terms of Amendment One to Mr. Cole’s Part-Time Employment Agreement, dated November 10, 2004.
AUDIT COMMITTEE REPORT
      The Audit Committee has met and held discussions with management and our independent accountants and has reviewed and discussed the audited consolidated financial statements with management and our independent accountants, including matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380), “Communication with Audit Committee.”
      Our independent accountants also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), and the Audit Committee discussed with our independent accountants that firm’s independence.
      Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, for filing with the Securities and Exchange Commission.
      Members of the audit committee of the Board of Directors respectfully submit the foregoing report.

Edward J. Heffernan, Chairman
Sanjay Swani
Stephen Brodeur
Ann Padilla
Edward Lujan
PROPOSAL 6.
RATIFICATION OF APPOINTMENT OF DELOITTE & TOUCHE LLP AS VALOR’S
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2006
(Item 6 on Proxy Card)
      Deloitte & Touche LLP were Valor’s independent auditors for the year ended December 31, 2005 and have reported on Valor’s consolidated financial statements included in the annual report which accompanies this proxy statement/ prospectus-information statement. The Audit Committee has appointed Deloitte & Touche LLP as independent auditors for fiscal 2006. Deloitte & Touche LLP has served in this capacity for several years, is knowledgeable about our operations and accounting practices, and is well qualified to act as our independent registered public accounting firm. We are not required to have stockholders ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm. We nevertheless are doing so because we believe it is a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP. Representatives of Deloitte & Touche LLP are not expected to attend the meeting.
      The following table shows the aggregate fees Deloitte & Touche LLP has billed or is expected to bill to us for services rendered for fiscal years ending December 31, 2004 and 2005.

Type of Fees	2004	2005

Audit Fees(1)	$512,611	$535,000
Audit-Related Fees(2)	665,000	244,729
Tax Fees(3)	1,560,000	65,000
All Other Fees(4)	6,396	718,396

Total	$2,744,007	$1,563,125

(1)	Fees for the following services:

(a)	audits of our consolidated year-end financial statements for each year;

(b)	reviews of the unaudited quarterly financial statements for each of the first three quarters of each year;

(c)	normally provided statutory or regulatory filings or engagements for each year; and

(d)	estimated out-of-pocket costs Deloitte & Touche incurred in providing all of such services for which we reimburse Deloitte & Touche.

(2)	Fees for registration statements, employee benefit plan audits and services related to our internal controls over financial reporting in connection with Sarbanes-Oxley Act of 2002.

(3)	Fees for tax compliance, tax advice and tax planning services.

(4)	Fees for all services not described in the other categories. For 2004, the disclosed fees include fees for an annual on-line research tool. For 2005, the disclosed fees include due diligence services related to the pending merger with Alltel’s wireline business and fees for an annual on-line research tool.
      The audit committee adopted a pre-approval policy in 2005 as further described in the Audit Committee Charter in Annex H. As of the completion of our offering in February 2005, the audit committee became responsible for pre-approving every engagement of Deloitte & Touche to perform audit or non-audit services on behalf of Valor or any of its subsidiaries. All Audit, Audit-Related Fees, Tax Fees and All Other Fees described above in 2005 were approved by the Audit Committee before services were rendered. Prior to the initial public offering the Audit Committee was not required to pre-approve audit or non-audit services.
      THE BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF D&T AS VALOR’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2006
PROPOSAL 7.
ADJOURNMENT FOR THE PURPOSE
OF OBTAINING ADDITIONAL VOTES FOR THE MERGER PROPOSALS
(Item 7 on Proxy Card)
      At the annual meeting, we may ask stockholders to vote upon an adjournment of the annual meeting, if necessary, to solicit additional proxies for the approval of the merger proposals.
      THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ANY ADJOURNMENT OF THE ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES FOR THE APPROVAL OF THE MERGER PROPOSALS.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS
      This proxy statement/prospectus-information statement, including information included or incorporated by reference in this proxy statement/ prospectus-information statement, contains certain forward-looking statements, within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “expects,” “intends,” “anticipates,” “estimates” or similar expressions identify forward-looking statements; and any statements regarding the benefits of the merger, or Valor’s or Spinco’s expected financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, the statements contained in the sections “Risk Factors,” “The Transactions — Background of the Merger,” “The Transactions — Alltel’s Reasons for the Spin-Off and the Merger,” “The Transactions — Opinion of Financial Advisor-Wachovia Securities,” “The Transactions — Opinion of Financial Advisor-Bear Stearns”, “The Transactions — Valor’s Reasons for the Merger,” “The Transactions — Dividend Policy of Windstream” and the information set forth in Annex I including, without limitation, any forecasts, projections and descriptions of anticipated cost savings or other synergies referred to therein, and any other statements contained herein, or incorporated by reference from documents filed with the SEC by Valor, regarding the possible or assumed future results of operations of Valor and Spinco’s businesses, the markets for Valor and Spinco’s services and products, anticipated capital expenditures, regulatory developments, competition or the effects of the merger, and other statements contained or incorporated by reference herein regarding matters that are not historical facts constitute forward-looking statements.
      These forward-looking statements involve known and unknown risks and uncertainties that are difficult to predict. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	adverse changes in economic conditions, in the regions in which Valor and Spinco operate;

•	the extent, timing, and overall effects of competition in the communications business;

•	material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers;

•	changes in communications technology;

•	the risks associated with the integration of acquired businesses;

•	the potential for adverse changes in the ratings given to Windstream’s debt securities by nationally accredited ratings organizations;

•	the availability and cost of financing in the corporate debt markets;

•	the uncertainties related to Valor and Spinco’s strategic investments;

•	the effects of work stoppages;

•	the effects of litigation;

•	potential outcome of income tax audits;

•	the effects of federal and state legislation, rules, and regulations governing the communications industry;

•	product liability and other claims asserted against Valor or Spinco; and

•	those factors listed under the heading “Risk Factors.”
      In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general, factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes.

      Any forward-looking statements in this proxy statement/prospectus-information statement are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Valor and Spinco disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find Additional Information” on page [ •  ].
EXPERTS
      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Valor Communications Group, Inc. Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in Valor’s method of accounting for conditional asset retirement obligations to conform to Financial Accounting Standards Board Interpretation No. 47) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The combined financial statements of the wireline division of Alltel Corporation as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this proxy statement/ prospectus-information statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
      The validity of the securities to be distributed by Spinco in the spin-off under this prospectus will be passed upon for Spinco by Kutak Rock LLP. Kirkland & Ellis LLP will provide to Valor a legal opinion regarding the issuance of Valor common stock in connection with the merger. Skadden, Arps, Slate, Meagher & Flom LLP will provide to Alltel and Spinco a legal opinion regarding certain federal income tax matters relating to the spin-off and the merger. Kirkland & Ellis LLP will provide to Valor a legal opinion regarding certain federal income tax matters relating to the merger.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      Spinco has filed with the SEC a registration statement on Form S-1 (the “S-1 Registration Statement”) under the Securities Act to register with the SEC the common shares to be distributed in the spin-off. Valor has filed with the SEC a registration statement on Form S-4 (collectively with the S-1 Registration Statement, the “Registration Statements”) under the Securities Act to register with the SEC the common shares to be issued in the merger. This proxy statement/prospectus-information statement, which constitutes a part of the Registration Statements, does not contain all of the information set forth in the Registration Statements or the exhibits and schedules filed therewith. For further information about Spinco and its common shares to be distributed in the spin-off and Valor and its common shares to be issued in the merger, reference is made to the Registration Statements and the exhibits and schedules filed therewith. Statements contained in this proxy statement/prospectus-information statement regarding the contents of any contract or any other document that is filed as an exhibit to the Registration Statements are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Registration Statements.
      Valor also files annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that Valor files, including the registration statement on Form S-4 to which this proxy statement prospectus information statement is a part and the exhibits and schedules filed therewith, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. You may also read and copy the S-1 Registration Statement and the exhibits and schedules filed therewith and any other information Spinco may file with the SEC at the above listed locations.
      As allowed by SEC rules, this proxy statement/prospectus-information statement does not contain all the information you can find in the registration statement on Form S-4 filed by Valor to register the shares of stock to be issued pursuant to the merger and the exhibits to the registration statement. The SEC allows Valor to “incorporate by reference” information into this proxy statement/prospectus-information statement, which means that Valor can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus-information statement, except for any information superseded by information in this proxy statement/prospectus-information statement. This proxy statement/prospectus-information statement incorporates by reference the documents set forth below that Valor has previously filed with the SEC. These documents contain important information about Valor and its financial condition.
      The following Valor documents are incorporated by reference into this proxy statement/prospectus-information statement and are deemed to be a part of this proxy statement/prospectus-information statement, except for any information superseded by information contained directly in this proxy statement/prospectus-information statement:

•	Quarterly Report on Form 10-Q for the fiscal year ended March 31, 2006;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005; and

•	The description of Valor common stock (discussed above under the heading “Description Of Windstream Capital Stock”) contained in Valor’s Registration Statement on Form S-1 filed February 10, 2005.
      All documents filed by Valor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus-information statement to the date of the annual meeting shall also be incorporated herein by reference.
      You can obtain documents incorporated by reference in this proxy statement/prospectus-information statement by requesting them in writing, by telephone or by e-mail from the appropriate company with the following contact information:

Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
Attn: William M. Ojile, Jr., Corporate Secretary
Tel: (972) 373-1000

      If you would like to request any documents, please do so by June 16, 2006, in order to receive them before the annual meeting.
      NEITHER SPINCO NOR VALOR HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE SPIN-OFF OR THE MERGER THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT OR IN ANY OF THE MATERIALS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU.
      YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT NOR THE ISSUANCE OF VALOR COMMON STOCK PURSUANT TO THE MERGER OR THE DISTRIBUTION OF SPINCO COMMON STOCK IN THE SPIN-OFF SHALL CREATE AN IMPLICATION TO THE CONTRARY.
      ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT WITH RESPECT TO ALLTEL OR SPINCO AND THEIR SUBSIDIARIES HAS BEEN PROVIDED BY ALLTEL. ALL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT WITH RESPECT TO VALOR AND ITS SUBSIDIARIES (INCLUDING THE FINANCIAL ADVISORS TO VALOR) HAS BEEN PROVIDED BY VALOR.

WIRELINE DIVISION OF
ALLTEL CORPORATION
UNAUDITED COMBINED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
AND FOR THE THREE MONTHS ENDED
MARCH 31, 2006 AND 2005
and
COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE THREE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003

WIRELINE DIVISION OF ALLTEL CORPORATION
INDEX TO COMBINED FINANCIAL STATEMENTS

Quarterly Financial Statements:
Unaudited Combined Balance Sheets as of March 31, 2006 and December 31, 2005	F-2
Unaudited Combined Statements of Operations and Comprehensive Income for the three months ended March 31, 2006 and 2005	F-3
Unaudited Combined Statements of Cash Flows for the three months ended March 31, 2006 and 2005	F-4
Notes to Unaudited Interim Combined Financial Statements	F-5
Annual Financial Statements:
Report of Independent Registered Public Accounting Firm	F-16
Combined Balance Sheets as of December 31, 2005 and 2004	F-17
Combined Statements of Operations and Comprehensive Income for the years ended December 31, 2005, 2004 and 2003	F-18
Combined Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-19
Combined Statements of Equity for the years ended December 31, 2005, 2004 and 2003	F-20
Notes to Combined Financial Statements	F-21

COMBINED BALANCE SHEETS (UNAUDITED)
(Millions)

	Pro Forma
	March 31, 2006	March 31,	December 31,
	(Note 9)	2006	2005

Assets
Current Assets:
Cash and short-term investments	$9.9	$9.9	$11.9
Accounts receivable (less allowance for doubtful accounts of $13.4 and $14.1, respectively)	292.5	292.5	312.8
Inventories	34.8	34.8	36.9
Prepaid expenses and other	34.3	34.3	33.6

Total current assets	371.5	371.5	395.2

Investments	2.0	2.0	2.0
Goodwill	1,218.7	1,218.7	1,218.7
Other intangibles	315.7	315.7	317.7

Property, Plant and Equipment:
Land	18.3	18.3	18.3
Buildings and improvements	309.7	309.7	310.2
Wireline	6,677.5	6,677.5	6,634.6
Information processing	61.8	61.8	60.7
Other	193.3	193.3	188.9
Under construction	128.4	128.4	131.1

Total property, plant and equipment	7,389.0	7,389.0	7,343.8
Less accumulated depreciation	(4,462.2)	(4,462.2)	(4,380.2)

Net property, plant and equipment	2,926.8	2,926.8	2,963.6

Other assets	31.4	31.4	32.5

Total Assets	$4,866.1	$4,866.1	$4,929.7

Liabilities and Equity
Current Liabilities:
Current maturities of long-term debt	$22.1	$22.1	$22.1
Accounts payable	146.3	146.3	145.5
Advance payments and customer deposits	59.7	59.7	60.4
Accrued taxes	119.5	119.5	83.1
Accrued interest	7.9	7.9	4.2
Dividend payable to Parent company	2,275.0	—	—
Note payable to Parent company	1,703.2	—	—
Other current liabilities	40.7	40.7	48.7

Total current liabilities	4,374.4	396.2	364.0

Long-term debt	238.7	238.7	238.7
Deferred income taxes	677.7	677.7	680.6
Other liabilities	184.0	184.0	157.2

Total liabilities	5,474,8	1,496.6	1,440.5

Commitments and Contingencies (See Note 7)
Equity (Deficit):
Cumulative foreign currency translation adjustment	0.5	0.5	0.5
Paid-in capital	(609.2)	—	—
Parent company investment	—	1,288.4	1,455.2
Retained earnings	—	2,080.6	2,033.5

Total equity (deficit)	(608.7)	3,369.5	3,489.2

Total Liabilities and Equity	$4,866.1	$4,866.1	$4,929.7

See the accompanying notes to the unaudited interim combined financial statements.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three Months
	Ended March 31,

(Millions)	2006	2005

Revenues and sales:
Service revenues	$604.7	$620.1
Product sales	98.3	92.5

Total revenues and sales	703.0	712.6

Costs and expenses:
Cost of services (excluding depreciation of $85.1 and $106.5, respectively, included below)	192.8	203.5
Cost of products sold	84.3	79.1
Selling, general, administrative and other	79.7	84.6
Depreciation and amortization	102.6	125.7
Royalty expense to Parent	67.2	67.4
Restructuring and other charges	2.5	—

Total costs and expense	529.1	560.3

Operating income	173.9	152.3
Other income (expense), net	1.2	(0.1)
Intercompany interest income (expense)	14.5	(0.3)
Interest expense	(4.5)	(4.9)

Income before income taxes	185.1	147.0
Income taxes	72.3	58.7

Net income (See Note 9)	112.8	88.3
Foreign currency translation adjustment	—	—

Comprehensive income	$112.8	$88.3

See the accompanying notes to the unaudited interim combined financial statements.

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months
	Ended March 31,

(Millions)	2006	2005

Cash Provided from Operations:
Net income	$112.8	$88.3
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	102.6	125.7
Provision for doubtful accounts	5.0	7.0
Change in deferred income taxes	3.0	0.6
Other, net	1.1	0.5
Changes in operating assets and liabilities:
Accounts receivable	15.3	31.7
Inventories	2.1	(1.5)
Accounts payable	0.8	15.2
Other current liabilities	31.4	59.7
Other, net	12.3	(5.6)

Net cash provided from operations	286.4	321.6

Cash Flows from Investing Activities:
Additions to property, plant and equipment, including software	(62.2)	(73.3)
Other, net	(1.4)	(0.9)

Net cash used in investing activities	(63.6)	(74.2)
Cash Flows from Financing Activities:
Dividends paid to Parent Company	(65.7)	(47.8)
Repayments of long-term debt	(0.1)	(0.1)
Reductions in advances from Parent Company	(159.0)	(203.2)

Net cash used in financing activities	(224.8)	(251.1)

Effect of exchange rate changes on cash and short-term investments	—	—

Decrease in cash and short-term investments	(2.0)	(3.7)
Cash and Short-term Investments:
Beginning of the period	11.9	13.1

End of the period	$9.9	$9.4

See the accompanying notes to the unaudited interim combined financial statements.

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS
1.     General:
      Organization — The Wireline Division (the “Company”) is not a separate stand-alone legal entity and is comprised of certain wholly-owned subsidiaries and other component operations of ALLTEL Corporation (“Alltel” or the “Parent”). No direct equity ownership interest exists among the individual subsidiaries or other component operations that comprise the Wireline Division. The Company provides wireline local, long-distance, network access, and Internet services to residential and business customers. A subsidiary, ALLTEL Publishing Corporation (“ALLTEL Publishing”), publishes telephone directories for affiliates and other independent telephone companies. The Company also warehouses and sells telecommunications equipment to subsidiaries of the Company and to other non-affiliated communications companies in related industries. In addition, the Company provides billing, customer care and other data processing and outsourcing services to telecommunications companies. (See Note 8 for additional information regarding the Company’s business segments.)
      Basis of Presentation — The accompanying combined financial statements present the financial position, results of operations and cash flows of the Company in contemplation of a spin-off of the business and merger with Valor Communications Group, Inc. (“Valor”) as more fully discussed in Note 9. The Company is a fully integrated business of Alltel; consequently these financial statements have been derived from the consolidated financial statements and accounting records of Alltel, using the historical results of operations and historical basis of assets and liabilities of the Company. The combined financial statements as of March 31, 2006 and 2005 and for the three month periods then ended of the Company are unaudited. The combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and Securities and Exchange Commission rules and regulations. Certain information and footnote disclosures have been condensed or omitted in accordance with those rules and regulations. The combined financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods presented.
      Related Party Transactions — Certain services such as information technology, accounting, legal, tax, marketing, engineering, and risk and treasury management were provided to the Company by the Parent. Expenses which were paid by the Parent on behalf of the Company have been allocated based on actual direct costs incurred. Where specific identification of expenses was not practicable, the cost of such services was allocated based on the most relevant allocation method to the service provided, either net sales of the Company as a percentage of net sales of the Parent, total assets of the Company as a percentage of total assets of the Parent, or headcount of the Company as a percentage of headcount of the Parent. Total expenses allocated to the Company were $66.3 million and $75.3 million in the three months ended March 31, 2006 and 2005, respectively. The costs of these services charged to the Company and the allocated liabilities assigned to the Company are not necessarily indicative of the costs and liabilities that would have been incurred if the Company had performed these functions as a stand-alone entity. However, management believes that methods used to make such allocations are reasonable, and costs of these services charged to the Company are reasonable representations of the costs that would have been incurred if the Company had performed these functions as a stand-alone company.
      The Company maintains a licensing agreement with The ALLTEL Kansas Limited Partnership, an Alltel affiliate, under which the Company’s incumbent local exchange carrier (“ILEC”) subsidiaries are charged a royalty fee for the use of the Alltel brand name in marketing and distributing telecommunications products and services. The amount of the royalty fee charged is computed by multiplying the ILEC subsidiaries’ annual revenues and sales by 12.5 percent.
      The Company participates in the centralized cash management practices of Alltel. Under these practices, cash balances are transferred daily to Alltel bank accounts. The Company obtains interim financing from the Parent to fund its daily cash requirements and invests short-term excess funds with Alltel. The Company earns interest income on receivables due from the Parent and is charged interest expense for payables due to the

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
1.     General, Continued:
Parent. The interest rates charged on payables to the Parent were 5.91 percent and 6.63 percent in the three months ended March 31, 2006 and 2005, respectively. Interest rates earned on receivables from the Parent were 4.75 percent and 2.76 percent in the three months ended March 31, 2006 and 2005, respectively. At March 31, 2006 and December 31, 2005, the Company had a net payable to the Parent which is included in the Parent Company Investment in the accompanying combined balance sheets, because such amounts have been considered contributed by the Parent to the Company. The Company’s cash and short-term investments held at the Alltel level were not allocated to the Company in the interim combined condensed financial statements. Cash and short-term investments reflected in the interim combined condensed financial statements represents only those amounts held at the Company level. Debt reflected in the interim combined condensed financial statements represents only those debentures and notes that were directly issued by subsidiaries of the Company. No other debt has been allocated by the Parent to the Company’s balance sheet. See “Transactions With Certain Affiliates” below for a discussion of additional related party transactions.
      Transactions With Certain Affiliates — The Company’s product distribution operations sell equipment to the affiliated ILEC operations ($28.6 million and $26.8 million in the three months ended March 31, 2006 and 2005, respectively). The cost of equipment sold to the ILEC operations is included, principally, in wireline plant in the combined financial statements. ALLTEL Publishing contracts with the ILEC subsidiaries to provide directory publishing services which include the publication of a standard directory at no charge. ALLTEL Publishing bills the wireline subsidiaries for services not covered by the standard contract ($1.7 million and $1.8 million for the three months ended March 31, 2006 and 2005, respectively). Wireline revenues and sales include directory royalties received from ALLTEL Publishing ($9.6 million and $9.9 million for the three months ended March 31, 2006 and 2005, respectively) and amounts billed to other affiliates of the Company ($10.6 million and $11.9 million for the three months ended March 31, 2006 and 2005) for interconnection and toll services. These intercompany transactions involving the ILEC operations (excluding the acquired operations in Kentucky and Nebraska) have not been eliminated because the revenues received from the affiliates and the prices charged by the communications products and directory publishing operations are priced in accordance with Federal Communications Commission guidelines and are recovered through the regulatory process.
2.     Accounting Changes:
      Change in Accounting Estimate — Effective January 1, 2006, the Company prospectively reduced depreciation rates for its incumbent local exchange carrier operations in Pennsylvania to reflect the results of a study of depreciable lives completed in January 2006. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the wireline plant based on the Company’s expected future network utilization and capital expenditure levels required to provide service to its customers. The effect of this change resulted in a decrease in depreciation expense of $4.4 million and an increase in net income of $2.7 million for the three months ended March 31, 2006.
      Change in Accounting Principle — As further discussed in Note 4 below, under the Parent’s stock-based compensation plans, the Parent may grant fixed and performance-based incentive and non-qualified stock options, restricted stock and other equity securities of Alltel to officers and other management employees of the Company. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the employee’s requisite service period. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) using the modified prospective transition method. Under the modified prospective transition method, the Company is required to recognize compensation cost for all stock option awards granted after January 1, 2006 and for all existing awards for which the requisite service had not been

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
2.     Accounting Changes, Continued:
rendered as of the date of adoption. Compensation expense for the unvested awards outstanding as of January 1, 2006 will be recognized over the remaining requisite service period based on the fair value of the awards on the date of grant, as previously calculated by the Company in developing its pro forma disclosures in accordance with the provisions of SFAS No. 123. Operating results for prior periods have not been restated. Upon adoption of SFAS No. 123(R), the Company elected to continue to value its share-based payment transactions using a Black-Scholes valuation model, which was previously used for purposes of preparing the pro forma disclosures under SFAS No. 123.
      Under the provisions of SFAS No. 123(R), stock-based compensation expense recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation expense recognized in the first quarter of 2006 has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be 5.1 percent based on the Company’s historical experience. Historically, in the Company’s pro forma information required under SFAS No. 123, the Company accounted for forfeitures as they occurred.
      Stock-based compensation expense recognized for the three months ended March 31, 2006 was as follows:

(Millions)

Compensation expense related to stock options issued by Alltel	$1.1
Compensation expense related to restricted stock awards	0.3

Compensation expense before income taxes	1.4
Income tax benefit	(0.5)

Compensation expense, net of tax	$0.9

      Comparatively, stock-based compensation expense recognized for the three months ended March 31, 2005 was $0.5 million, consisting solely of expense related to restricted stock awards. Stock-based compensation expense is included in selling, general, administrative and other expenses within the Company’s unaudited interim combined statements of operations and comprehensive income.
      Prior to adopting the provisions of SFAS No. 123(R), the Company recorded estimated compensation cost for stock options granted to the Company’s employees by Alltel based upon the intrinsic value of the option on the date of grant consistent with the recognition and measurement principles of APB Opinion No. 25. Because the Parent had established the exercise price of its employee stock options based on the fair market value of Alltel’s stock at the date of grant, the stock options had no intrinsic value upon grant, and accordingly, the Company did not record compensation expense for employee stock options prior to adopting SFAS No. 123(R). The following table illustrates the effects on net income had the Company applied the fair value recognition provisions of SFAS No. 123 to its stock-based employee compensation plans for the three months ended March 31, 2005:

(Millions)

Net income as reported	$88.3
Add stock-based compensation expense included in net income, net of related tax effects	0.3
Deduct stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1.3)

Pro forma net income	$87.3

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
3.     Goodwill and Other Intangible Assets:
      Goodwill represents the excess of cost over the fair value of net identifiable tangible and intangible assets acquired through various business combinations. The Company has acquired identifiable intangible assets through its acquisitions of interests in various wireline properties. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets, and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. As of January 1, 2006, the Company completed the annual impairment reviews of its goodwill and other indefinite-lived intangible assets and determined that no write-down in the carrying value of these assets was required. The carrying amount of goodwill by business segment as of March 31, 2006 and December 31, 2005 was as follows:

		Product
(Millions)	Wireline	Distribution	Total

Balance at March 31, 2006 and December 31, 2005	$1,218.4	$0.3	$1,218.7
      At March 31, 2006 and December 31, 2005, the carrying value of the indefinite-lived wireline franchise rights in the state of Kentucky acquired in 2002 was $265.0 million.
      Intangible assets subject to amortization were as follows:

	March 31, 2006

	Gross	Accumulated	Net Carrying
(Millions)	Cost	Amortization	Value

Customer lists	$67.6	$(22.7)	$44.9
Franchise rights	22.5	(16.7)	5.8

	$90.1	$(39.4)	$50.7

	December 31, 2005

	Gross	Accumulated	Net Carrying
(Millions)	Cost	Amortization	Value

Customer lists	$67.6	$(21.0)	$46.6
Franchise rights	22.5	(16.4)	6.1

	$90.1	$(37.4)	$52.7

      Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives, which are 10 years for customer lists and 15 years for franchise rights. Amortization expense for intangible assets subject to amortization was $2.0 million for the three month periods ended March 31, 2006 and 2005. Amortization expense for intangible assets subject to amortization is estimated to be $8.2 million in each of the years 2006 through 2009 and $6.8 million in 2010.
4.     Stock-Based Compensation:
      Under the Parent’s stock-based compensation plans, the Parent may grant fixed and performance-based incentive and non-qualified stock options, restricted stock and other equity securities of Alltel to officers and other management employees of the Company. The maximum number of shares of the Parent’s common stock that may be issued to officers and other management employees under all stock option plans in effect at March 31, 2006 was 31.6 million shares. Fixed options granted under the Parent’s stock option plans generally become exercisable over a period of one to five years after the date of grant. Certain fixed options granted in 2000 become exercisable in increments of 50%, 25% and 25% over a five-year period beginning three years after the date of grant. For all plans, the exercise price of the option equals the market value of Alltel’s common stock on the date of grant. For fixed stock options, the maximum term for each option granted is 10 years.

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
4.     Stock-Based Compensation, Continued:
      Set forth below is certain information related to stock options outstanding under Alltel’s stock-based compensation plans relating to the Company’s employees:

	(Thousands)
		Weighted
	Number of	Average Price
	Shares	Per Share

Outstanding at December 31, 2005	2,846.9	$58.83
Granted	—	—
Exercised	(327.4)	$52.59
Forfeited	—	—
Transfers, net	(31.8)	$58.87

Outstanding at March 31, 2006	2,487.7	$59.66
Exercisable at end of period	1,726.9	$62.82

      The amounts reflected in the table above represent stock options held by those employees that were known to be wireline division employees as of March 31, 2006. Amounts reflected as Transfers, net in the table above represent options held by employees that transferred between the wireless and wireline divisions of Alltel between December 31, 2005 and March 31, 2006.
      The total intrinsic value of stock options exercised during the three months ended March 31, 2006 was $3.8 million. Alltel received $21.0 million in cash from the exercise of stock options by employees of the Company.
      The following is a summary of Alltel stock options outstanding as of March 31, 2006 relating to the Company’s employees:

	Options Outstanding			Options Exercisable

	(Thousands)	Weighted	Weighted	(Thousands)	Weighted
		Average	Average		Average
Range of	Number of	Remaining	Exercise Price	Number of	Exercise Price
Exercise Prices	Shares	Contractual Life	Per Share	Shares	Per Share

$26.95-$32.35	13,024	1.8 years	$31.83	13,024	$31.83
$37.75-$46.32	93,236	6.5 years	45.84	26,091	45.05
$50.22-$56.07	1,026,930	7.2 years	53.59	333,302	54.63
$62.94-$68.25	1,354,501	4.1 years	65.47	1,354,501	65.47

	2,487,691	5.4 years	$59.66	1,726,918	$62.82
      Non-vested Alltel stock options relating to the Company’s employees as of March 31, 2006 and changes during the three months ended March 31, 2006 were as follows:

	(Thousands)
		Weighted
	Number of	Average Price
	Shares	Per Share

Outstanding at December 31, 2005	1,039.2	$53.51
Granted	—	—
Vested	(247.4)	$54.98
Forfeited	—	—
Transfers, net	(31.0)	$67.05

Outstanding at March 31, 2006	760.8	$52.48

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
4.     Stock-Based Compensation, Continued:
      Amounts reflected as Transfers, net in the table above represent options held by employees that transferred between the wireless and wireline divisions of Alltel between December 31, 2005 and March 31, 2006. At March 31, 2006, the total unamortized compensation cost for non-vested stock option awards amounted to $7.6 million and is expected to be recognized over a weighted average period of 1.8 years.
      In January 2005 and 2004, Alltel granted to certain senior management employees of the Company restricted stock awards which had an aggregate fair value on the date of grant of $1.8 million and $2.5 million, respectively. The cost of the restricted stock awards is determined based on the fair market value of the shares at the date of grant reduced by the $1.00 par value per share charged to the employee and is expensed ratably over the vesting period. The restricted shares granted in 2005 vest three years from the date of grant, except that one-third of the restricted shares may vest after each of the first two-year anniversaries from the grant date if Alltel achieves a certain targeted total stockholder return for its peer group during the three-year period preceding each of those two years. The restricted shares granted in 2004 will vest in equal increments over a three-year period following the date of grant.
      Non-vested restricted stock activity for the three months ended March 31, 2006 was as follows:

	Number of	Weighted Average
	Shares	Fair Value Per Share

Non-vested at December 31, 2005	68,183	$52.52
Granted	—	—
Vested	(11,967)	49.28
Forfeited	—	—

Non-vested at March 31, 2006	56,216	$53.20

      At March 31, 2006, unrecognized compensation expense for the restricted shares amounted to $0.8 million. The unrecognized compensation expense for the non-vested restricted shares at March 31, 2006 is expected to be recognized over a weighted average period of 1.5 years.
      In conjunction with the pending spin-off of the Company and merger with Valor discussed more fully in Note 9, all employees of the Company will be treated as having severed employment with Alltel under Alltel’s stock option and restricted stock plans. Any vested, unexercised stock options will be forfeited if not exercised by the employee within 90 days of the spin-off. Any unvested stock options will be cancelled by Alltel and replaced with shares of restricted stock of the new combined company resulting from the spin-off of the Company and the merger with Valor. As a result, any compensation expense previously recognized associated with the unvested stock options that are cancelled upon spin will be reversed into income at that time.
5.     Employee Benefit Plans and Postretirement Benefits Other Than Pensions:
      The Parent maintains a qualified defined benefit pension plan, which covers substantially all employees. Prior to January 1, 2005, employees of the Company’s directory publishing subsidiary did not participate in the plan. In December 2005, the qualified defined benefit pension plan was amended such that future benefit accruals for all eligible nonbargaining employees ceased as of December 31, 2005 (December 31, 2010 for employees who had attained age 40 with two years of service as of December 31, 2005). Expenses recorded by the Company related to the pension plan amounted to $2.9 million and $3.8 million during the three month periods ended March 31, 2006 and 2005, respectively. These expenses are included in cost of services and selling, general, administrative and other expenses in the combined statements of operations and comprehensive income. No allocation of the Company’s share of the pension plan’s assets or liabilities have been included in the accompanying combined balance sheets because the final amounts have yet to be actuarially determined.

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
5.     Employee Benefit Plans and Postretirement Benefits Other Than Pensions, Continued:
      The Company also provides postretirement healthcare and life insurance benefits for eligible employees. Employees share in the cost of these benefits. The Company funds the accrued costs of these plans as benefits are paid. The components of postretirement expense were as follows for the three month periods ended March 31:

(Millions)	2006	2005

Benefits earned during the year	$—	$—
Interest cost on benefit obligation	2.4	2.4
Amortization of transition obligation	—	—
Amortization of prior service cost	0.5	0.5
Recognized net actuarial loss	1.3	1.3
Expected return on plan assets	—	—

Net periodic benefit expense	$4.2	$4.2

6.     Restructuring and Other Charges:
      In connection with the pending spin-off of the Company and merger with Valor, during the three months ended March 31, 2006, the Company incurred $2.5 million of incremental costs, primarily consisting of additional consulting and legal fees. There were no restructuring or other charges incurred by the Company during the three months ended March 31, 2005.
      The following is a summary of the activity related to the liabilities associated with the Company’s integration and other restructuring activities for the three months ended March 31, 2006:

(Millions)

Balance, beginning of period	$—
Integration expenses and other charges recorded during the period	2.5
Cash outlays during the period	(0.5)

Balance, end of period	$2.0

7.     Commitments and Contingencies:
      The Company is party to various legal proceedings arising from the ordinary course of business. Although the ultimate resolution of these various proceedings cannot be determined at this time, management of the Company does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future combined results of operations, cash flows or financial condition of the Company.
8.     Business Segment Information:
      The Company manages its business operations based on differences in products and services. The Company evaluates performance of the segments based on segment income, which is computed as revenues and sales less operating expenses, excluding the effects of the restructuring and other charges discussed in

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
8.     Business Segment Information, Continued:
Note 6. Such charges are not allocated to the segments. Segment operating results were as follows for the three month periods ended March 31:

(Millions)	2006	2005

Revenues and Sales from External Customers:
Wireline	$546.8	$562.3
Product Distribution	33.8	29.9
Other Operations	71.9	70.0

Total business segments	$652.5	$662.2

(Millions)	2006	2005

Intersegment Revenues and Sales:
Wireline	$29.8	$30.6
Product Distribution	35.3	38.9
Other Operations	4.9	4.9

Total business segments	$70.0	$74.4

Total Revenues and Sales:
Wireline	$576.6	$592.9
Product Distribution	69.1	68.8
Other Operations	76.8	74.9

Total business segments	722.5	736.6
Less intercompany eliminations	(19.5)	(24.0)

Total revenues and sales	$703.0	$712.6
Segment Income:
Wireline	$161.5	$144.4
Product Distribution	1.2	0.8
Other Operations	13.7	7.1

Total segment income	176.4	152.3

Restructuring and other charges	(2.5)	—
Other income, net	1.2	(0.1)
Intercompany interest income (expense)	14.5	(0.3)
Interest expense	(4.5)	(4.9)

Income from continuing operations before income taxes	$185.1	$147.0

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
8.     Business Segment Information, Continued:
      Segment assets were as follows:

	March 31,	December 31,
(Millions)	2006	2005

Wireline	$4,735.7	$4,782.3
Product Distribution	46.2	51.6
Other Operations	87.2	100.9

Total business segments	4,869.1	4,934.8
Less elimination of intersegment receivables	(3.0)	(5.1)

Total consolidated assets	$4,866.1	$4,929.7

      Supplemental information pertaining to the other operations segment was as follows for the three month periods ended March 31:

(Millions)	2006	2005

Revenues and Sales from External Customers:
Long-distance	$43.3	$40.7
Directory publishing	24.6	24.1
Telecommunications information services	4.0	5.2

Total	$71.9	$70.0

Intersegment Revenues and Sales:
Long-distance	$3.0	$2.7
Directory publishing	1.9	2.2
Telecommunications information services	—	—

Total	$4.9	$4.9

Total Revenues and Sales:
Long-distance	$46.3	$43.4
Directory publishing	26.5	26.3
Telecommunications information services	4.0	5.2

Total revenues and sales	$76.8	$74.9

9.     Pending Spin-off of Company and Merger with Valor Communications Group, Inc.:
      On December 9, 2005, Alltel announced that its board of directors had approved the spin-off of the Company’s wireline telecommunications business to its stockholders and the merger of that wireline business with Valor. Pursuant to the plan of distribution and immediately prior to the effective time of the merger with Valor described below, Alltel will contribute all of the assets of the Company to ALLTEL Holding Corp. (“Alltel Holding” or “Spinco”), a wholly-owned subsidiary of Alltel, in exchange for: (i) the issuance to Alltel of Spinco common stock to be distributed pro rata to Alltel’s stockholders as a tax free stock dividend, (ii) the payment of a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco, and (iii) the distribution by Spinco to Alltel of certain Spinco debt securities, which Alltel intends to exchange for outstanding debt securities of Alltel or otherwise transfer to Alltel’s creditors. Prior to the distribution and merger with Valor, Spinco will borrow approximately $3.978 billion (the “Spinco financing amount”) through a new senior secured credit agreement and through the issuance of senior unsecured debt securities in the private placement market to pay the special dividend and to distribute debt securities to Alltel in an amount equal to the difference between the Spinco financing amount and the special dividend. Alltel has received a commitment letter from various financial institutions to provide Spinco with up to $4.2 billion in senior secured credit facilities comprised of term loan facilities in an aggregate amount of up to $3.7 billion and a

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
9.     Pending Spin-off of Company and Merger with Valor Communications Group, Inc., Continued:
revolving credit facility of up to $500 million. Immediately after the consummation of the spin-off, Alltel Holding will merge with and into Valor, with Valor continuing as the surviving corporation. As a result of the merger, all of the issued and outstanding shares of Spinco common stock will be converted into the right to receive an aggregate number of shares of common stock of Valor that will result in Alltel’s stockholders holding approximately 85 percent of the outstanding equity interests of the surviving corporation immediately after the merger and the stockholders of Valor holding the remaining approximately 15 percent of such equity interests. To effect the merger, Valor will issue approximately 405 million shares of its common stock to the shareholders of Alltel and assume approximately $4.2 billion of long-term debt. As a result of this transaction, Alltel shareholders will continue to own one share of the remaining wireless entity and will receive approximately 1.04 shares of Valor common stock for each share of Alltel common stock they currently own.
      Including the effects on interest expense that would result from the issuance of the long-term debt obligations discussed above, the Company’s net income for the three months ended March 31, 2006 would have been reduced to the following pro forma amount:

(Millions)

Net income as reported	$112.8
Pro forma interest expense, net of related tax effects	(42.2)

Pro forma net income	$70.6

      The pro forma interest expense was calculated based upon the assumed financing of the Company of $3.978 billion to fund the dividend payable of approximately $2.275 billion to the Parent and to distribute debt securities of $1.703 billion to Alltel at an annual weighted-average interest rate of 6.938 percent, net of tax of $26.8 million.
      Immediately prior to the effective date of the spin-off, Alltel will transfer to Alltel Holding property, plant and equipment (net book value of $114.1 million at March 31, 2006), pension assets (currently estimated to be $207.9 million) and additional other postretirement liabilities (currently estimated to be $7.4 million) related to the wireline operations and associated net deferred income tax assets (currently estimated to be $97.6 million). Conversely, Alltel Holding will transfer to Alltel certain income tax contingency reserves that will be retained by Alltel pursuant to the distribution agreement ($11.7 million at March 31, 2006), as well as the residual foreign currency translation adjustment ($0.5 million at March 31, 2006), because the underlying international assets which gave rise to the translation adjustment will be retained by Alltel following the spin-off. The actual carrying values of the transferred assets and liabilities will be determined as of the date of the spin-off. As a result, these carrying values may change, and such change may be material.
      Upon the spin-off of the wireline business, unvested options held by wireline employees will be replaced with restricted shares of Valor common stock based on the underlying intrinsic value of the Alltel stock options. As of March 31, 2006, wireline employees held vested options to purchase approximately 1.7 million shares of Alltel common stock.
      Consummation of the merger is subject to certain conditions, including the approval of the merger by the stockholders of Valor, receipt of a favorable ruling from the IRS regarding the tax-free status of the distribution, special dividend, debt exchange and merger transaction, consummation of the Spinco financing, and the receipt of regulatory approvals, including, without limitation, the approval of the FCC and multiple state public service commissions. The transaction is expected to close during the third quarter of 2006. The merger agreement contains certain termination rights for each of Alltel and Valor and further provides that, upon termination of the merger agreement under specified circumstances involving an alternative transaction, Valor may be required to pay Alltel a termination fee of $35.0 million. Conversely, Alltel may be required to pay Valor a termination fee of (i) $35.0 million if Valor terminates the merger agreement because of a

NOTES TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS — (Continued)
9.     Pending Spin-off of Company and Merger with Valor Communications Group, Inc., Continued:
material breach by Alltel or Spinco that results in the failure of the parties to obtain the Spinco financing or any party terminates the merger agreement after December 8, 2006 and at the time of termination all conditions have been satisfied other than the Spinco financing condition and (ii) $20.0 million if Valor terminates the merger agreement because of a material breach by Alltel or Spinco that results in the failure of the parties to obtain the required IRS rulings or tax opinions or any party terminates the merger agreement after December 8, 2006 and at the time of termination all conditions have been satisfied other than the IRS ruling or tax opinion conditions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of the Wireline Division of ALLTEL Corporation:
      In our opinion, the accompanying combined balance sheets and the related combined statements of operations and comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of the Wireline Division of ALLTEL Corporation (the “Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As described in Note 2 to the combined financial statements, the Company changed its method of accounting for asset retirement obligations as a result of adopting Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations” as of January 1, 2003 and as a result of adopting Financial Accounting Standards Board Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations” as of December 31, 2005.
/s/ PricewaterhouseCoopers LLP
Little Rock, AR
February 27, 2006

COMBINED BALANCE SHEETS
December 31,

	2005	2004

	(Millions)
ASSETS
Current Assets:
Cash and short-term investments	$11.9	$13.1
Accounts receivable (less allowance for doubtful accounts of $14.1 and $16.6, respectively)	312.8	339.5
Inventories	36.9	35.4
Prepaid expenses and other	33.6	16.2

Total current assets	395.2	404.2

Investments	2.0	24.3
Goodwill	1,218.7	1,218.7
Other intangibles	317.7	325.9

Property, Plant and Equipment:
Land	18.3	18.3
Buildings and improvements	310.2	302.3
Wireline	6,634.6	6,434.2
Information processing	60.7	54.1
Other	188.9	184.9
Under construction	131.1	95.6

Total property, plant and equipment	7,343.8	7,089.4
Less accumulated depreciation	(4,380.2)	(4,015.1)

Net property, plant and equipment	2,963.6	3,074.3

Other assets	32.5	31.8

Total Assets	$4,929.7	$5,079.2

LIABILITIES AND EQUITY
Current Liabilities:
Current maturities of long-term debt	$22.1	$22.1
Accounts payable	145.5	109.5
Advance payments and customer deposits	60.4	61.3
Accrued taxes	83.1	43.5
Accrued interest	4.2	4.5
Dividend payable to Parent company	—	—
Note payable to Parent company	—	—
Other current liabilities	48.7	51.3

Total current liabilities	364.0	292.2

Long-term debt	238.7	260.8
Deferred income taxes	680.6	680.2
Other liabilities	157.2	139.2

Total liabilities	1,440.5	1,372.4

Commitments and Contingencies (See Note 11)
Equity (Deficit):
Cumulative foreign currency translation adjustment	0.5	0.5
Paid-in capital	—	—
Parent company investment	1,455.2	1,813.5
Retained earnings	2,033.5	1,892.8

Total equity (deficit)	3,489.2	3,706.8

Total Liabilities and Equity	$4,929.7	$5,079.2

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the years ended December 31,

	2005	2004	2003

	(Millions)
Revenues and sales:
Service revenues	$2,463.6	$2,533.5	$2,618.4
Product sales	459.9	400.0	384.9

Total revenues and sales	2,923.5	2,933.5	3,003.3

Costs and expenses: (See Note 1)
Cost of services (excluding depreciation of $415.8, $445.1 and $451.9 in 2005, 2004 and 2003, respectively included below)	796.1	813.7	864.8
Cost of products sold	374.8	333.8	339.0
Selling, general, administrative and other	340.1	327.9	351.0
Depreciation and amortization	474.2	508.5	519.4
Royalty expense to Parent	268.8	270.2	273.0
Restructuring and other charges	35.7	11.8	12.2

Total costs and expenses	2,289.7	2,265.9	2,359.4

Operating income	633.8	667.6	643.9
Other income, net	11.6	13.7	5.8
Intercompany interest income (expense)	23.3	(15.2)	(21.6)
Interest expense	(19.1)	(20.4)	(27.7)
Gain on disposal of assets and other	—	—	23.9

Income before income taxes	649.6	645.7	624.3
Income taxes	267.9	259.4	247.1

Income before cumulative effect of accounting change	381.7	386.3	377.2
Cumulative effect of accounting change (net of income tax expense (benefit) of $(4.6) in 2005 and $10.3 in 2003)	(7.4)	—	15.6

Net income (See Note 13)	374.3	386.3	392.8
Foreign currency translation adjustment	—	(0.1)	0.8

Comprehensive income	$374.3	$386.2	$393.6

Pro forma amounts assuming changes in accounting principles were applied retroactively:
Net income as reported:	$374.3	$386.3	$392.8
Effect of recognition of conditional asset retirement obligations	7.4	(0.4)	(0.4)
Effect of change in recognition of asset retirement obligations	—	—	(15.6)

Net income as adjusted	$381.7	$385.9	$376.8

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF CASH FLOWS
For the years ended December 31,

	2005	2004	2003

	(Millions)
Cash Provided from Operations:
Net income	$374.3	$386.3	$392.8
Adjustments to reconcile net income to net cash provided from operations:
Cumulative effect of accounting change	7.4	—	(15.6)
Depreciation and amortization	474.2	508.5	519.4
Provision for doubtful accounts	29.2	38.3	33.0
Non-cash portion of restructuring and other charges	—	0.8	5.6
Non-cash portion of gain on disposal of assets	—	—	(31.0)
Change in deferred income taxes	4.9	70.0	91.0
Other, net	1.8	5.0	15.3
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	(4.0)	(23.2)	43.2
Inventories	(1.5)	10.9	11.2
Accounts payable	36.0	(5.7)	15.8
Other current liabilities	35.8	(16.4)	37.4
Other, net	(4.2)	(12.3)	16.9

Net cash provided from operations	953.9	962.2	1,135.0

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(352.9)	(333.3)	(383.2)
Additions to capitalized software development costs	(4.0)	(4.5)	(7.6)
Additions to investments	—	—	(0.2)
Proceeds from the sale of assets	—	—	37.0
Proceeds from the sale of investments	0.1	7.6	—
Other, net	4.1	0.5	(2.9)

Net cash used in investing activities	(352.7)	(329.7)	(356.9)

Cash Flows from Financing Activities:
Dividends paid to Parent Company	(233.6)	(239.1)	(232.4)
Repayments of long-term debt	(22.1)	(22.1)	(282.6)
Reductions in advances from Parent Company	(346.7)	(365.9)	(269.2)

Net cash used in financing activities	(602.4)	(627.1)	(784.2)

Effect of exchange rate changes on cash and short-term investments	—	(0.1)	0.8

Increase (decrease) in cash and short-term investments	(1.2)	5.3	(5.3)
Cash and Short-term Investments:
Beginning of the year	13.1	7.8	13.1

End of the year	$11.9	$13.1	$7.8

Supplemental Cash Flow Disclosures:
Interest paid, net of amounts capitalized	$17.9	$19.2	$26.3
Income taxes paid	$215.4	$187.9	$18.3
The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF EQUITY
For the years ended December 31,

	Foreign
	Currency	Parent
	Translation	Company	Retained
	Adjustment	Investment	Earnings	Totals

	(Millions)
Balance at January 1, 2003	$(0.2)	$2,453.9	$1,585.2	$4,038.9
Net income	—	—	392.8	392.8
Dividends to Parent	—	—	(232.4)	(232.4)
Net transfers to Parent	—	(274.5)	—	(274.5)
Foreign currency translation adjustment	0.8	—	—	0.8

Balance at December 31, 2003	$0.6	$2,179.4	$1,745.6	$3,925.6

Net income	—	—	386.3	386.3
Dividends to Parent	—	—	(239.1)	(239.1)
Net transfers to Parent	—	(365.9)	—	(365.9)
Foreign currency translation adjustment	(0.1)	—	—	(0.1)

Balance at December 31, 2004	$0.5	$1,813.5	$1,892.8	$3,706.8

Net income	—	—	374.3	374.3
Dividends to Parent	—	—	(233.6)	(233.6)
Net transfers to Parent	—	(358.3)	—	(358.3)

Balance at December 31, 2005	$0.5	$1,455.2	$2,033.5	$3,489.2

The accompanying notes are an integral part of these combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies:
      Organization — The Wireline Division (the “Company”) is not a separate stand-alone legal entity and is comprised of certain wholly-owned subsidiaries and other component operations of ALLTEL Corporation (“Alltel” or the “Parent”). No direct equity ownership interest exists among the individual subsidiaries or other component operations that comprise the Wireline Division. The Company provides wireline local, long-distance, network access, and Internet services to residential and business customers. A subsidiary, ALLTEL Publishing Corporation (“ALLTEL Publishing”), publishes telephone directories for affiliates and other independent telephone companies. The Company also warehouses and sells telecommunications equipment to subsidiaries of the Company and to other non-affiliated communications companies in related industries. In addition, the Company provides billing, customer care and other data processing and outsourcing services to telecommunications companies. (See Note 12 for additional information regarding the Company’s business segments.)
      Basis of Presentation — The accompanying combined financial statements present the financial position, results of operations and cash flows of the Company in contemplation of a spin-off of the business and merger with Valor Communications Group, Inc. (“Valor”) as more fully discussed in Note 13. The Company is a fully integrated business of Alltel; consequently these financial statements have been derived from the consolidated financial statements and accounting records of Alltel, using the historical results of operations and historical basis of assets and liabilities of the Company. The financial statements include the accounts of Alltel’s wholly-owned subsidiaries and certain other accounts that comprise the Company. Investments in less than 20 percent owned entities and in which the Company does not exercise significant influence over operating and financial policies are accounted for under the cost method. All intercompany transactions, except those with certain affiliates described below, have been eliminated in the combined financial statements. Certain prior year amounts have been reclassified to conform to the 2005 financial statement presentation.
      Service revenues consist of wireline local service, network access, Internet access, long-distance and miscellaneous wireline operating revenues and telecommunications information services processing revenues. Product sales primarily consist of the directory publishing operations and sales of communications equipment. Cost of services include the costs related to completing calls over the Company’s telecommunications network, including access, interconnection and toll charges paid to other carriers, as well as the costs to operate and maintain the network. Additionally, cost of services includes the costs to provide telecommunications information services, bad debt expense and business taxes.
      Related Party Transactions — Certain services such as information technology, accounting, legal, tax, marketing, engineering, and risk and treasury management were provided to the Company by the Parent. Expenses which were paid by the Parent on behalf of the Company have been allocated based on actual direct costs incurred. Where specific identification of expenses was not practicable, the cost of such services was allocated based on the most relevant allocation method to the service provided, either net sales of the Company as a percentage of net sales of the Parent, total assets of the Company as a percentage of total assets of the Parent, or headcount of the Company as a percentage of headcount of the Parent. Total expenses allocated to the Company were $300.5 million in 2005, $278.9 million in 2004 and $299.6 million in 2003. The costs of these services charged to the Company and the allocated liabilities assigned to the Company are not necessarily indicative of the costs and liabilities that would have been incurred if the Company had performed these functions as a stand-alone entity. However, management believes that methods used to make such allocations are reasonable and costs of these services charged to the Company are reasonable representations of the costs that would have been incurred if the Company had performed these functions as a stand-alone company.
      The Company maintains a licensing agreement with The ALLTEL Kansas Limited Partnership, an Alltel affiliate, under which the Company’s incumbent local exchange carrier (“ILEC”) subsidiaries are charged a royalty fee for the use of the Alltel brand name in marketing and distributing telecommunications

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
products and services. The amount of the royalty fee charged is computed by multiplying the ILEC subsidiaries’ annual revenues and sales by 12.5 percent.
      Transfers with Alltel affiliates of property, plant and equipment and capitalized software development costs are recorded at net book value on the date of transfer. During 2003, the Company transferred to Alltel affiliates certain capitalized software development costs of $5.3 million.
      The Company participates in the centralized cash management practices of Alltel. Under these practices, cash balances are transferred daily to Alltel bank accounts. The Company obtains interim financing from the Parent to fund its daily cash requirements and invests short-term excess funds with Alltel. The Company earns interest income on receivables due from the Parent and is charged interest expense for payables due to the Parent. The interest rates charged on payables to the Parent were 6.1 percent in 2005, 6.8 percent in 2004 and 6.9 percent in 2003. Interest rates earned on receivables from the Parent were 3.5 percent in 2005, 1.6 percent in 2004 and 1.3 percent in 2003. At December 31, 2005 and 2004, the Company had a net payable to the Parent which is included in the Parent Company Investment in the accompanying combined balance sheets and statements of equity, because such amounts have been considered contributed by the Parent to the Company. The Company’s cash and short-term investments held at the Alltel level were not allocated to the Company in the combined financial statements. Cash and short-term investments reflected in the combined financial statements represents only those amounts held at the Company level. Debt reflected in the combined financial statements represents only those debentures and notes that were directly issued by subsidiaries of the Company. (See Note 4). No other debt has been allocated by the Parent to the Company’s balance sheet. See “Transactions With Certain Affiliates” below for a discussion of additional related party transactions.
      Use of Estimates — The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying combined financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying combined financial statements, and such differences could be material.
      Regulatory Accounting — The Company’s ILEC operations, except for certain operations acquired in Kentucky in 2002 and Nebraska in 1999, follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 71, “Accounting for the Effects of Certain Types of Regulation.” This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, SFAS No. 71 requires the Company’s ILEC operations to depreciate wireline plant over the useful lives approved by regulators, which could be different than the useful lives that would otherwise be determined by management. SFAS No. 71 also requires deferral of certain costs and obligations based upon approvals received from regulators to permit recovery of such amounts in future years. Criteria that would give rise to the discontinuance of SFAS No. 71 include (1) increasing competition restricting the wireline subsidiaries’ ability to establish prices to recover specific costs and (2) significant changes in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company reviews these criteria on a quarterly basis to determine whether the continuing application of SFAS No. 71 is appropriate. In assessing the continued applicability of SFAS No. 71, the Company monitors the following:

•	Level of competition in its markets. To date, competition has not had a significant adverse effect on the operating results of the Company’s ILEC subsidiaries, primarily because these subsidiaries provide wireline telecommunications services in mostly rural areas. To date, ILEC subsidiaries have not been required to discount intrastate service rates in response to competitive pressures.

•	Level of revenues and access lines currently subject to rate-of-return regulation or which could revert back to rate-of-return regulation in the future. For the ILEC subsidiaries that follow SFAS No. 71, all interstate revenues are subject to rate-of-return regulation. The majority of the ILEC subsidiaries’

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

remaining intrastate revenues are either subject to rate-of-return regulation or could become subject to rate-of-return regulation upon election by the Company, subject in certain cases to approval by the state public service commissions.

•	Level of profitability of the ILEC subsidiaries. Currently, the prices charged to customers for interstate and intrastate services continue to be sufficient to recover the specific costs of the ILEC subsidiaries in providing these services to customers.
      While the Company believes that the application of SFAS No. 71 continues to be appropriate, it is possible that changes in regulation, legislation or competition could result in the Company’s ILEC operations no longer qualifying for the application of SFAS No. 71 in the near future. If the Company’s ILEC operations no longer qualified for the application of SFAS No. 71, the accounting impact to the Company would be an extraordinary non-cash credit to operations. The non-cash credit would consist primarily of the reversal of the regulatory liability for cost of removal included in accumulated depreciation, as further discussed below, which amounted to $156.9 million and $147.9 million as of December 31, 2005 and 2004, respectively. The Company does not expect to record any impairment charge related to the carrying value of its ILEC plant. Upon discontinuance of SFAS No. 71, the Company would be required to revise the lives of its property, plant and equipment to reflect the estimated useful lives of the assets. The Company does not expect any revisions in asset lives to have a material adverse effect on its ILEC operations. In accordance with federal and state regulations, depreciation expense for the Company’s ILEC operations has historically included an additional provision for cost of removal.
      The additional cost of removal provision does not meet the recognition and measurement principles of an asset retirement obligation under SFAS No. 143, “Accounting for Asset Retirement Obligations.” In December 2002, the Federal Communications Commission (“FCC”) notified ILEC carriers that they should not adopt the provisions of SFAS No. 143 unless specifically required by the FCC in the future. As a result of the FCC ruling, the Company continues to record a regulatory liability for cost of removal for its ILEC operations that follow the accounting prescribed by SFAS No. 71.
      Transactions with Certain Affiliates — The Company’s product distribution operations sell equipment to the affiliated ILEC operations ($134.4 million in 2005, $85.9 million in 2004 and $123.7 million in 2003). The cost of equipment sold to the ILEC operations is included, principally, in wireline plant in the combined financial statements. ALLTEL Publishing contracts with the ILEC subsidiaries to provide directory publishing services which include the publication of a standard directory at no charge. ALLTEL Publishing bills the wireline subsidiaries for services not covered by the standard contract ($7.6 million in 2005, $7.0 million in 2004 and $7.3 million in 2003). Wireline revenues and sales include directory royalties received from ALLTEL Publishing ($35.8 million in 2005, $40.1 million in 2004 and $42.9 million in 2003) and amounts billed to other affiliates of the Company ($45.0 million in 2005, $51.7 million in 2004 and $51.3 million in 2003) for interconnection and toll services. These intercompany transactions involving the ILEC operations (excluding the acquired operations in Kentucky and Nebraska) have not been eliminated because the revenues received from the affiliates and the prices charged by the communications products and directory publishing operations are priced in accordance with FCC guidelines and are recovered through the regulatory process.
      Cash and Short-term Investments — Cash and short-term investments consist of highly liquid investments with original maturities of three months or less.
      Accounts Receivable — Accounts receivable consist principally of trade receivables from customers and are generally unsecured and due within 30 days. Expected credit losses related to trade accounts receivable are recorded as an allowance for doubtful accounts in the combined balance sheets. In establishing the allowance for doubtful accounts, the Company considers a number of factors, including historical collection experience, aging of the accounts receivable balances, current economic conditions, and a specific customer’s ability to meet its financial obligations to the Company. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for doubtful accounts. Concentration of

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the Company’s customer base, thus spreading the credit risk.
      Inventories — Inventories are stated at the lower of cost or market value. Cost is determined using either an average original cost or specific identification method of valuation.
      Investments — Investments in Rural Telephone Bank (“RTB”) Class C stock were reported at cost due to the lack of a readily available market price. During December 2005, the Company transferred its investment in RTB Class C stock to the Parent. The Company received dividend income of $11.4 million in 2005, $11.8 million in 2004 and $5.6 million in 2003 related to its investment in the RTB Class C stock, which is included in other income, net in the accompanying statements of income. All other investments are accounted for using the cost method. Investments were as follows at December 31:

	2005	2004

	(Millions)
Investments in Rural Telephone Bank Class C stock	$—	$22.1
Other cost investments	2.0	2.2

	$2.0	$24.3

      Goodwill and Other Intangible Assets — Goodwill represents the excess of cost over the fair value of net identifiable tangible and intangible assets acquired through various business combinations. The Company has acquired identifiable intangible assets through its acquisitions of interests in various wireline properties. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets, and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is to be assigned to a company’s reporting units and tested for impairment annually using a consistent measurement date, which for the Company is January 1st of each year. The impairment test for goodwill requires a two-step approach, which is performed at a reporting unit level. Step one of the test identifies potential impairments by comparing the fair value of a reporting unit to its carrying amount. Step two, which is only performed if the fair value of a reporting unit is less than its carrying value, calculates the impairment loss as the difference between the carrying amount of the reporting unit’s goodwill and the implied fair value of that goodwill. The Company completed step one of the annual impairment reviews of goodwill for 2005, 2004 and 2003 and determined that no write-down in the carrying value of goodwill for any of its reporting units was required. For purposes of completing the annual impairment reviews, fair value of the reporting units was determined utilizing a combination of the discounted cash flows of the reporting units and calculated market values of comparable public companies.
      The Company’s indefinite-lived intangible assets consist of wireline franchise rights in the state of Kentucky acquired in August 2002. The Company determined that the wireline franchise rights met the indefinite life criteria outlined in SFAS No. 142, because the Company expects both the renewal by the granting authorities and the cash flows generated from these intangible assets to continue indefinitely. The Company’s intangible assets with finite lives are amortized over their estimated useful lives, which are 10 years for customer lists and 15 years for franchise rights. SFAS No. 142 also requires intangible assets with indefinite lives to be tested for impairment on an annual basis, by comparing the fair value of the assets to their carrying amounts. For purposes of completing the annual impairment reviews, the fair value of the wireline franchise rights was determined based on the discounted cash flows of the acquired operations in Kentucky. Upon completing the annual impairment reviews of its wireline franchise rights for 2005, 2004 and 2003, the Company determined that no write-down in the carrying value of these assets was required.
      Property, Plant and Equipment — Property, plant and equipment are stated at original cost. Wireline plant consists of aerial and underground cable, conduit, poles, switches and other central office and transmission-related equipment. Information processing plant consists of data processing equipment, purchased software and internal use capitalized software development costs. Other plant consists of furniture,

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
fixtures, vehicles, machinery and equipment. The costs of additions, replacements and substantial improvements, including related labor costs, are capitalized, while the costs of maintenance and repairs are expensed as incurred. For the Company’s non-regulated operations, when depreciable plant is retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, with the corresponding gain or loss reflected in operating results. The Company’s ILEC operations utilize group composite depreciation. Under this method, when plant is retired, the original cost, net of salvage value, is charged against accumulated depreciation, and no gain or loss is recognized on the disposition of the plant. Depreciation expense amounted to $466.0 million in 2005, $500.4 million in 2004 and $511.0 million in 2003.
      Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives:

Depreciable
Lives

Buildings and improvements	5-50 years
Wireline	5-56 years
Information processing	3-16 years
Other	3-23 years
      The Company capitalizes interest in connection with the acquisition or construction of plant assets. Capitalized interest is included in the cost of the asset with a corresponding reduction in interest expense. Capitalized interest amounted to $2.6 million in 2005, $2.9 million in 2004 and $3.2 million in 2003.
      Capitalized Software Development Costs — Software development costs incurred in the application development stage of internal use software are capitalized and recorded in information processing plant in the accompanying combined balance sheets. Modifications and upgrades to internal use software are capitalized to the extent such enhancements provide additional functionality. Software maintenance and training costs are expensed as incurred. Internal use software is amortized over periods ranging from three to ten years.
      Impairment of Long-Lived Assets — Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from future, undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. Assets to be disposed of that are not classified as discontinued operations are reported at the lower of their carrying amount or fair value less cost to sell.
      Parent Company Investment — The Company has obtained financing for its day-to-day operations from the Parent. Parent Company Investment includes the Parent’s equity investment in the Company and net amounts due to the Parent, because such amounts have been considered contributed by the Parent to the Company.
      Foreign Currency Translation Adjustment — During 2004 and 2003, the Company provided data processing and outsourcing services to international telecommunications companies. For these foreign operations, assets and liabilities are translated from the applicable local currency to U.S. dollars using the current exchange rate as of the balance sheet date. Revenue and expense accounts are translated using the weighted average exchange rate in effect during the period. Foreign currency transaction gains and losses are recognized in income as incurred. The Company accounts for unrealized gains or losses on its foreign currency translation adjustments in accordance with SFAS No. 130, “Reporting Comprehensive Income,” which required the adjustments to be recorded as a separate component of equity.
      Revenue Recognition — Communications revenues are primarily derived from providing access to or usage of the Company’s networks and facilities. Wireline local access revenues are recognized over the period that the corresponding services are rendered to customers. Revenues derived from other telecommunications

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
services, including interconnection, long-distance and custom calling feature revenues are recognized monthly as services are provided. Due to varying customer billing cycle cut-off times, the Company must estimate service revenues earned but not yet billed at the end of each reporting period. Included in accounts receivable are unbilled receivables related to communications revenues of $21.1 million and $24.9 million at December 31, 2005 and 2004, respectively. Sales of communications products including customer premise equipment and accessories are recognized when products are delivered to and accepted by customers.
      ALLTEL Publishing recognizes directory publishing and advertising revenues and related directory costs when the directories are published and delivered. For directory contracts with a secondary delivery obligation, ALLTEL Publishing defers a portion of its revenues and related directory costs until secondary delivery occurs. Included in accounts receivable are unbilled receivables related to directory advertising revenues earned but not yet billed of $60.7 million and $64.0 million at December 31, 2005 and 2004, respectively. The royalties paid by ALLTEL Publishing to the Company’s ILEC subsidiaries (excluding the acquired operations in Kentucky and Nebraska) are recognized as revenue over the life of the corresponding contract, which is generally twelve months.
      Telecommunications information services revenues are recognized in accordance with the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” and SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Data processing revenues are recognized as services are performed. When the arrangement with the customer includes significant production, modification or customization of the software, the Company uses contract accounting, as required by SOP 97-2. For those arrangements accounted for under SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” the Company uses the percentage-of-completion method. Under this method, revenue and profit are recognized throughout the term of the contract, based upon estimates of the total costs to be incurred and revenues to be generated throughout the term of the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is then recognized. Included in accounts receivable are unbilled receivables related to telecommunications information services revenues of $1.5 million and $4.0 million at December 31, 2005 and 2004, respectively.
      Advertising — Advertising costs are expensed as incurred. Advertising expense totaled $25.1 million in 2005, $23.8 million in 2004 and $23.7 million in 2003.
      Stock-Based Compensation — The Company accounts for stock-based employee compensation in accordance with the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. For fixed stock options granted under the Parent’s stock-based compensation plans, the exercise price of the option equals the market value of Alltel’s common stock on the date of grant. Accordingly, no compensation expense has been recognized by the Company in the accompanying combined statements of income for any of the fixed options granted. Had compensation costs for the fixed options granted been determined based on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income would have been reduced to the following pro forma amounts for the years ended December 31:

	2005	2004	2003

	(Millions)
Net income as reported	$374.3	$386.3	$392.8
Deduct stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4.1)	(4.8)	(4.9)

Pro forma net income	$370.2	$381.5	$387.9

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The pro forma amounts presented above may not be representative of the future effects on reported net income that will result from the future granting of stock options, since the pro forma compensation expense is allocated over the periods in which options become exercisable, and new option awards may be granted each year.
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123 and supercedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. Upon adoption of the standard on January 1, 2006, the Company will follow the modified prospective transition method and expects to value its share-based payment transactions using a Black-Scholes valuation model. Under the modified prospective transition method, the Company will recognize compensation cost in its consolidated financial statements for all awards granted after January 1, 2006 and for all existing awards for which the requisite service has not been rendered as of the date of adoption. Prior period operating results will not be restated. At December 31, 2005, the total unamortized compensation cost for nonvested stock option awards amounted to $9.4 million and is expected to be recognized over a weighted average period of 3 years. The pro forma compensation expense for 2005 reflected in the table above is expected to approximate the effect of the adoption of SFAS No. 123(R) on the Company’s future reported consolidated results of operations.
      Income Taxes — Income taxes are calculated on a separate return basis and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. For the Company’s regulated operations, the adjustment in deferred tax balances for the change in tax rates is reflected as regulatory assets or liabilities. These regulatory assets and liabilities are amortized over the lives of the related depreciable asset or liability concurrent with recovery in rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

2.	Accounting Changes:
      Change in Accounting Estimate — Effective September 1, 2005 and July 1, 2005, the Company prospectively reduced depreciation rates for its ILEC operations in Florida, Georgia and South Carolina to reflect the results of studies of depreciable lives completed by the Company in the second quarter of 2005. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the wireline plant based on the Company’s expected future network utilization and capital expenditure levels required to provide service to its customers. The effects of this change during the year ended December 31, 2005 resulted in a decrease in depreciation expense of $21.8 million and increase in net income of $12.8 million. Effective April 1, 2004, the Company prospectively reduced depreciation rates for its ILEC operations in Nebraska, reflecting the results of a triennial study of depreciable lives completed by the Company in the second quarter of 2004, as required by the Nebraska Public Service Commission. The effects of this change during the year ended December 31, 2004 resulted in a decrease in depreciation expense of $19.1 million and increase in net income of $11.4 million.
      Change in Accounting Principle — During the fourth quarter of 2005, the Company adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). The

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Company evaluated the effects of FIN 47 on its operations and determined that, for certain buildings containing asbestos, the Company is legally obligated to remediate the asbestos if the Company were to abandon, sell or otherwise dispose of the buildings. In addition, for its acquired Kentucky and Nebraska wireline operations not subject to SFAS No. 71, the Company is legally obligated to properly dispose of its chemically-treated telephone poles at the time they are removed from service. In accordance with federal and state regulations, depreciation expense for the Company’s wireline operations that follow the accounting prescribed by SFAS No. 71 have historically included an additional provision for cost of removal, and accordingly, the adoption of FIN 47 had no impact to these operations. The cumulative effect of this change in 2005 resulted in a non-cash charge of $7.4 million, net of income tax benefit of $4.6 million, and was included in net income for the year ended December 31, 2005.
      On a pro forma basis assuming the change in accounting for conditional asset retirement obligations had been applied retrospectively for all periods presented, the liability for conditional asset retirement obligations would have been as follows:

(Millions)
Balance, as of:
January 1, 2003	$12.8
December 31, 2003	$13.2
December 31, 2004	$13.7
December 31, 2005	$14.0
      Effective January 1, 2005, the Company changed its accounting for operating leases with scheduled rent increases. Certain of the Company’s operating lease agreements for office and retail locations include scheduled rent escalations during the initial lease term and/or during succeeding optional renewal periods. Previously, the Company had not recognized the scheduled increases in rent expense on a straight-line basis in accordance with the provisions of Statement of Financial Accounting Standards No. 13, “Accounting for Leases” and Financial Accounting Standards Board Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases.” The effects of this change, which are included in cost of services expense, were not material to the Company’s previously reported combined results of operations, financial position or cash flows.
      Except for certain ILEC operations as further discussed below, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal use of the assets. SFAS No. 143 requires that a liability for an asset retirement obligation be recognized when incurred and reasonably estimable, recorded at fair value, and classified as a liability in the balance sheet. When the liability is initially recorded, the entity capitalizes the cost and increases the carrying value of the related long-lived asset. The liability is then accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the entity will settle the obligation for its recorded amount and recognize a gain or loss upon settlement. The Company has evaluated the effects of SFAS No. 143 on its operations and has determined that, for telecommunications and other operating facilities in which the Company owns the underlying land, the Company has no contractual or legal obligation to remediate the property if the Company were to abandon, sell or otherwise dispose of the property. Certain of the Company’s lease agreements for office locations require restoration of the leased site upon expiration of the lease term. Accordingly, the Company is subject to asset retirement obligations associated with these leased facilities under the provisions of SFAS No. 143. The application of SFAS No. 143 to the Company’s leased office locations did not have a material impact on the Company’s combined results of operations, financial position, or cash flows as of and for the year ended December 31, 2003.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      As previously discussed, in accordance with federal and state regulations, depreciation expense for the Company’s ILEC operations has historically included an additional provision for cost of removal. The additional cost of removal provision does not meet the recognition and measurement principles of an asset retirement obligation under SFAS No. 143. In December 2002, the FCC notified ILECs that they should not adopt the provisions of SFAS No. 143 unless specifically required by the FCC in the future. As a result of the FCC ruling, the Company continues to record a regulatory liability for cost of removal for its ILEC operations that follow the accounting prescribed by SFAS No. 71.
      For the acquired Kentucky and Nebraska ILEC operations not subject to SFAS No. 71, effective January 1, 2003, the Company ceased recognition of the cost of removal provision in depreciation expense and eliminated the cumulative cost of removal included in accumulated depreciation. The effect of these changes in 2003 was to decrease depreciation expense by $6.4 million and increase income before cumulative effect of accounting change by $4.0 million. The cumulative effect of retroactively applying these changes to periods prior to January 1, 2003, resulted in a non-cash credit of $15.6 million, net of income tax expense of $10.3 million, and was included in net income for the year ended December 31, 2003.

3.	Goodwill and Other Intangible Assets:
      The carrying amount of goodwill by business segment was unchanged during the two year period ended December 31, 2005 and was as follows:

		Product
	Wireline	Distribution	Totals

	(Millions)
Balance at December 31, 2005 and 2004	$1,218.4	$0.3	$1,218.7
      At December 31, 2005 and 2004, the carrying value of the indefinite-lived wireline franchise rights in the state of Kentucky acquired in 2002 was $265.0 million.
      Intangible assets subject to amortization were as follows at December 31:

	2005

			Net
	Gross	Accumulated	Carrying
	Cost	Amortization	Value

	(Millions)
Customer lists	$67.6	$(21.0)	$46.6
Franchise rights	22.5	(16.4)	6.1

	$90.1	$(37.4)	$52.7

	2004

			Net
	Gross	Accumulated	Carrying
	Cost	Amortization	Value

	(Millions)
Customer lists	$67.6	$(14.3)	$53.3
Franchise rights	22.5	(14.9)	7.6

	$90.1	$(29.2)	$60.9

      Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives, which are 10 years for customer lists and 15 years for franchise rights. Amortization expense for intangible assets subject to amortization was $8.2 million in 2005, $8.1 million in 2004 and $8.4 million in 2003. Amortization expense for intangible assets subject to amortization is estimated to be $8.2 million in each of the years 2006 through 2009 and $6.8 million in 2010.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

4.	Debt:
      Long-term debt was as follows at December 31:

	2005	2004

	(Millions)
Issued by subsidiaries of the Company:
Debentures and notes, without collateral:
ALLTEL Communications Holdings of the Midwest, Inc. — 6.75%, due April 1, 2028	$100.0	$100.0
ALLTEL Georgia Communications Corp. — 6.50%, due November 15, 2013	80.0	90.0
ALLTEL New York, Inc. — 9.14% to 9.55%, due August 1, 2009 and October 1, 2011	10.7	13.0
ALLTEL Pennsylvania, Inc. — 9.07%, due November 1, 2011	8.7	10.2
Georgia ALLTEL Telecom, Inc. — 8.05% to 8.17%, due October 1, 2009 and 2014	20.5	24.1
Teleview, Inc. — 7.00%, due January 2, 2010 and May 2, 2010	1.0	1.2
Texas ALLTEL, Inc. — 8.11%, due March 31, 2018	15.0	15.0
The Western Reserve Telephone Co. — 8.05% to 8.17%, due October 1, 2009 and 2014	25.9	30.5
Discount on long-term debt	(1.0)	(1.1)

	260.8	282.9
Less current maturities	(22.1)	(22.1)

Total long-term debt	$238.7	$260.8

      Certain of the indentures provide, among other things, for various restrictions on the subsidiaries’ payment of dividends to the Parent and redemption of the subsidiaries’ capital stock. The subsidiaries are also required to maintain defined amounts in member’s equity and working capital after the payment of dividends. Retained earnings of the subsidiaries restricted as to the payment of dividends to the Parent were $55.5 million at December 31, 2005.
      Maturities and sinking fund requirements for the four years after 2005 for long-term debt outstanding as of December 31, 2005, were $22.1 million, $23.5 million, $23.6 million and $16.4 million, respectively.

5.	Financial Instruments:
      The Company’s financial instruments consist primarily of cash and short-term investments, accounts receivable, trade accounts payable and long-term debt. The carrying amount of cash and short-term investments, accounts receivable and trade accounts payable was estimated by management to approximate carrying value due to the relatively short period of time to maturity for those instruments. The fair values of the Company’s long-term debt, including current maturities, was estimated to be approximately $281.1 million and $327.7 million at December 31, 2005 and 2004, respectively, compared to a carrying value of $260.8 million and $282.9 million at December 31, 2005 and 2004, respectively. The fair value estimates were based on a discounted cash flow of the outstanding long-term debt using the weighted maturities and interest rates currently available in the long-term financing markets.

6.	Employee Benefit Plans and Postretirement Benefits Other Than Pensions:
      The Parent maintains a qualified defined benefit pension plan, which covers substantially all employees of the Company. Prior to January 1, 2005, employees of ALLTEL Publishing did not participate in the plan. In

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
December 2005, the qualified defined benefit pension plan was amended such that future benefit accruals for all eligible nonbargaining employees ceased as of December 31, 2005 (December 31, 2010 for employees who had attained age 40 with two years of service as of December 31, 2005). Expenses recorded by the Company related to the pension plan amounted to $15.1 million in 2005, $11.3 million in 2004 and $16.4 million in 2003. These expenses are included in cost of services and selling, general and administrative expenses in the combined statements of operations and comprehensive income. No allocation of the Company’s share of the pension plan’s assets or liabilities have been included in the accompanying combined balance sheets because the amounts have yet to be actuarially determined.
      The Company’s Parent has a non-contributory defined contribution plan in the form of profit-sharing arrangements for eligible employees, except bargaining unit employees. The amount of profit-sharing contributions to the plan is determined annually by Alltel’s Board of Directors. Profit-sharing expense amounted to $4.4 million in 2005, $3.9 million in 2004 and $4.5 million in 2003. The Company’s Parent also sponsors employee savings plans under section 401(k) of the Internal Revenue Code, which cover substantially all full-time employees, except bargaining unit employees. Employees may elect to contribute to the plans a portion of their eligible pretax compensation up to certain limits as specified by the plans. Alltel also makes annual contributions to the plans. Expense recorded by the Company related to these plans amounted to $1.3 million in both 2005 and 2004 and $1.5 million in 2003. The expenses charged to the Company related to the profit-sharing and 401(k) plans are included in cost of services and selling, general and administrative expenses in the combined statements of operations and comprehensive income.
      The Company also provides postretirement healthcare and life insurance benefits for eligible employees of the Company. Employees share in the cost of these benefits. The Company funds the accrued costs of the postretirement benefit plan as benefits are paid. The components of postretirement expense were as follows for the years ended December 31:

	Postretirement Benefits

	2005	2004	2003

	(Millions)
Benefits earned during the year	$—	$—	$0.2
Interest cost on benefit obligation	9.6	11.2	10.2
Amortization of prior service (credit) cost	1.8	1.5	1.5
Recognized net actuarial loss	5.3	4.0	6.2
Effects of Medicare subsidy	—	(2.2)	—
Expected return on plan assets	—	—	—

Total postretirement benefit expense	$16.7	$14.5	$18.1

      The Company uses a December 31 measurement date for its postretirement benefit plan. The discount rate used to measure postretirement expense was 6.00%, 6.40% and 6.85% for the years ended December 31, 2005, 2004 and 2003, respectively. The discount rate used to measure the projected benefit obligation was 5.70% at December 31, 2005 and 6.00% at December 31, 2004.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      A summary of plan assets, projected benefit obligation and funded status of the plans were as follows at December 31:

	Postretirement
	Benefits

	2005	2004

	(Millions)
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	8.2	9.6
Actual return on plan assets	—	—
Benefits paid	(8.2)	(9.6)

Fair value of plan assets at end of year	—	—

Projected benefit obligation at beginning of year	164.5	175.7
Benefits earned	—	—
Interest cost on projected benefit obligation	9.6	11.2
Plan amendments	—	1.7
Effects of Medicare subsidy	—	(14.2)
Actuarial (gain) loss	5.8	(0.3)
Benefits paid	(8.2)	(9.6)

Projected benefit obligation at end of year	171.7	164.5

Plan assets less than projected benefit obligation	(171.7)	(164.5)
Unrecognized actuarial loss	69.7	69.2
Unrecognized prior service cost	13.0	14.8

Net amount recognized	$(89.0)	$(80.5)

Amounts recognized in the consolidated balance sheet:
Prepaid benefit cost	$—	$—
Accrued benefit cost liability	(89.0)	(80.5)

Net amount recognized	$(89.0)	$(80.5)

      Information regarding the healthcare cost trend rate was as follows for the years ended December 31:

	2005	2004

Healthcare cost trend rate assumed for next year	10.00%	10.00%
Rate that the cost trend rate ultimately declines to	5.00%	5.00%
Year that the rate reaches the rate it is assumed to remain at	2011	2010
      For the year ended December 31, 2005, a one percent increase in the assumed healthcare cost trend rate would increase the postretirement benefit cost by approximately $1.0 million, while a one percent decrease in the rate would reduce the postretirement benefit cost by approximately $0.8 million. As of December 31, 2005, a one percent increase in the assumed healthcare cost trend rate would increase the postretirement benefit obligation by approximately $20.2 million, while a one percent decrease in the rate would reduce the postretirement benefit obligation by approximately $16.9 million.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Estimated future employer contributions and benefit payments were as follows as of December 31, 2005:

Postretirement
Benefits

(Millions)
Expected employer contributions for 2006	$9.4
Expected benefit payments:
2006	$9.4
2007	10.1
2008	10.8
2009	11.4
2010	11.8
2011 — 2015	60.4
Expected subsidy:
2006	$0.5
2007	0.5
2008	0.5
2009	0.6
2010	0.6
2011 — 2015	3.8
      Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, (the “Act”) beginning in 2006, the Act will provide a prescription drug benefit under Medicare Part D, as well as a federal subsidy to plan sponsors of retiree healthcare plans that provide a prescription drug benefit to their participants that is at least actuarially equivalent to the benefit that will be available under Medicare. The amount of the federal subsidy will be based on 28 percent of an individual beneficiary’s annual eligible prescription drug costs ranging between $250 and $5,000. On May 19, 2004, the FASB issued Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”). FSP No. 106-2 clarified that the federal subsidy provided under the Act should be accounted for as an actuarial gain in calculating the accumulated postretirement benefit obligation and annual postretirement expense. As of December 31, 2004, the Department of Health and Human Services had yet to issue final regulations on the determination of actuarial equivalence and the federal subsidy. Based on its current understanding of the Act, the Company determined that a substantial portion of the prescription drug benefits provided under its postretirement benefit plan would be deemed actuarially equivalent to the benefits provided under Medicare Part D. Effective July 1, 2004, the Company prospectively adopted FSP No. 106-2 and remeasured its accumulated postretirement benefit obligation as of that date to account for the federal subsidy, the effects of which resulted in an $14.2 million reduction in the Company’s accumulated postretirement benefit obligation and a $2.2 million reduction in the Company’s 2004 postretirement expense. On January 21, 2005, the Department of Health and Human Services issued final federal regulations related to the federal subsidy. These final rules did not have a material effect on the Company’s benefit costs or accumulated postretirement benefit obligation.

7.	Stock-Based Compensation Plans:
      Under the Parent’s stock-based compensation plans, the Parent may grant fixed and performance-based incentive and non-qualified Alltel stock options, restricted stock and other equity securities of Alltel to officers and other management employees of the Company. The maximum number of shares of Alltel’s common stock that may be issued to officers and other management employees under all stock option plans in effect at December 31, 2005 was 30.6 million shares. Fixed options granted under the Parent stock option plans generally become exercisable over a period of one to five years after the date of grant. Certain fixed options granted in 2000 become exercisable in increments of 50%, 25% and 25% over a five-year period beginning three years after the date of grant. For all plans, the exercise price of the option equals the market value of Alltel’s common stock on the date of grant. For fixed stock options, the maximum term for each option granted is 10 years.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The fair value of each stock option granted as identified below was calculated using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2005	2004	2003

Expected life	5.0 years	5.0 years	5.0 years
Expected volatility	27.7%	31.0%	32.5%
Dividend yield	2.8%	2.9%	2.8%
Risk-free interest rate	3.7%	3.2%	3.0%
      Set forth below is certain information related to stock options outstanding under Alltel’s stock-based compensation plans relating to the Company’s employees:

				Weighted Average Price
	Number of Shares			per Share

	2005	2004	2003	2005	2004	2003

Outstanding at beginning of period	2,766,715	2,681,400	2,426,219	$58.35	$57.47	$57.22
Granted	293,650	281,475	415,425	55.45	50.74	49.27
Exercised	(211,090)	(196,160)	(160,244)	47.83	35.38	32.41
Forfeited	(2,350)	—	—	50.97	—	—

Outstanding at end of period	2,846,925	2,766,715	2,681,400	$58.83	$58.35	$57.47

Exercisable at end of period	1,807,680	1,499,010	1,183,405	$61.89	$61.01	$57.11
Non-vested at end of period	1,039,245	1,267,705	1,497,995
Weighted average fair value of stock options granted during the year	$13.48	$13.74	$13.94
      The amounts reflected in the table above represent stock options held by those employees that were known to be wireline division employees as of December 31, 2005.
      The following is a summary of stock options outstanding as of December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number of	Remaining	Exercise Price	Number of	Exercise Price
Range of Exercise Price	Shares	Contractual Life	per Share	Shares	per Share

$26.95 - $32.35	19,638	1.7 years	$31.44	19,638	$31.44
$37.75 - $46.32	103,893	6.4 years	45.50	42,178	44.59
$50.22 - $56.07	1,331,694	7.3 years	53.32	412,244	53.80
$62.94 - $68.25	1,391,700	4.3 years	65.50	1,333,620	65.39

	2,846,925	5.8 years	$58.83	1,807,680	$61.89

8.	Restructuring and Other Charges:
      During 2005, the Company incurred $4.4 million of severance and employee benefit costs related to a planned workforce reduction in its wireline operations. As further discussed in Note 13, on December 9, 2005, Alltel announced that it would spin-off the Company to its stockholders and merge it with Valor Communications Group, Inc. (“Valor”). In connection with the spin-off, the Company incurred $31.3 million of incremental costs during 2005, principally consisting of investment banker, audit and legal fees. As of December 31, 2005, the Company had funded through advances from Parent payment of these expenses, and all of the employee reductions and relocations had been completed.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      A summary of the restructuring and other charges recorded in 2004 was as follows:

		Other
	Wireline	Operations	Total

	(Millions)
Severance and employee benefit costs	$11.2	$0.4	$11.6
Relocation costs	1.2	0.1	1.3
Lease and contract termination costs	(1.8)	—	(1.8)
Other exit costs	0.7	—	0.7

Total restructuring and other charges	$11.3	$0.5	$11.8

      In January 2004, the Company announced its plans to reorganize its operations and support teams. Also, during February 2004, the Company announced its plans to exit its Competitive Local Exchange Carrier (“CLEC”) operations in the Jacksonville, Florida market due to the continued unprofitability of these operations. In connection with these activities, the Company recorded a restructuring charge of $13.6 million consisting of $11.6 million in severance and employee benefit costs related to a planned workforce reduction, $1.3 million of employee relocation expenses and $0.7 million of other exit costs. As of December 31, 2004, the Company had funded through advances from Parent payment of the restructuring expenses, and all of the employee reductions and relocations had been completed. During 2004, the Company also recorded a $1.8 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003, consisting of lease and contract termination costs. The reduction primarily reflected differences between estimated and actual costs paid in completing the previous planned lease and contract terminations.
      A summary of the restructuring and other charges recorded in 2003 was as follows:

		Other
	Wireline	Operations	Total

	(Millions)
Severance and employee benefit costs	$7.0	$—	$7.0
Lease termination costs	—	(0.4)	(0.4)
Write-down of software development costs	1.8	3.8	5.6

Total restructuring and other charges	$8.8	$3.4	$12.2

      During 2003, the Company recorded a restructuring charge of $7.0 million consisting of severance and employee benefit costs related to a planned workforce reduction, primarily resulting from the closing of certain call center locations. As of December 31, 2004, the Company had funded through advances from Parent payment of the restructuring expenses, and all of the employee reductions had been completed. The Company also recorded a $0.4 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003, consisting of lease termination costs. The reduction primarily reflected differences between estimated and actual costs paid in completing the previous planned lease terminations. During 2003, the Company also wrote off certain capitalized software development costs that had no alternative future use or functionality.

9.	Gain on Disposal of Assets and Other:
      In December 2003, the Company sold to Convergys Information Management Group, Inc. (“Convergys”) certain assets and related liabilities, including selected customer contracts and capitalized software development costs, associated with the Company’s telecommunications information services operations. In connection with this sale, the Company recorded a pretax gain of $31.0 million. In addition, during the second quarter of 2003, the Company retired, prior to stated maturity dates, $249.1 million of long-term debt, representing all of the long-term debt outstanding under the Rural Utilities Services, Rural Telephone Bank and Federal Financing Bank programs. In connection with the early retirement of the debt, the Company incurred pretax termination fees of $7.1 million. These transactions increased net income $10.7 million.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes:
      The Company is included in the consolidated federal income tax return filed by Alltel. As a result, income tax expense and related income tax balances included in the accompanying combined financial statements have been calculated as if the Company had operated as a separate entity.
      Income tax expense (benefit) was as follows for the years ended December 31:

	2005	2004	2003

	(Millions)
Current:
Federal	$215.5	$155.0	$124.4
State and other	55.9	37.2	30.3

	271.4	192.2	154.7

Deferred:
Federal	11.5	57.1	76.9
State and other	(15.0)	10.1	15.5

	(3.5)	67.2	92.4

	$267.9	$259.4	$247.1

      Deferred income tax expense (benefit) for all three years primarily resulted from temporary differences between depreciation expense for income tax purposes and depreciation expense recorded in the financial statements. Deferred income tax expense for 2005, 2004 and 2003 also included the effects of no longer amortizing indefinite-lived intangible assets for financial statement purposes in accordance with SFAS No. 142. These intangible assets continue to be amortized for income tax purposes. Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows for the years ended December 31:

	2005	2004	2003

Statutory federal income tax rates	35.0%	35.0%	35.0%
Increase (decrease):
State income taxes, net of federal benefit	4.1	4.8	4.8
Costs associated with pending spin-off of Company	1.7	—	—
Other items, net	0.5	0.4	(0.2)

Effective income tax rates	41.3%	40.2%	39.6%

      The significant components of the net deferred income tax liability were as follows at December 31:

	2005	2004

	(Millions)
Property, plant and equipment	$510.5	$552.9
Goodwill and other intangible assets	160.4	126.1
Postretirement and other employee benefits	(21.7)	(15.2)
Other, net	20.8	16.4

Deferred income taxes, net	$670.0	$680.2

Current deferred tax assets	$(10.6)	$—
Noncurrent deferred tax liabilities	680.6	680.2

Deferred income taxes, net	$670.0	$680.2

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2005 and 2004, total deferred tax assets were $42.2 million and $31.3 million, respectively, and total deferred tax liabilities were $712.2 million and $711.5 million, respectively.

11.	Commitments and Contingencies:
      Lease Commitments — Minimum rental commitments for all non-cancelable operating leases, consisting principally of leases for network facilities, real estate, office space, and office equipment were as follows as of December 31, 2005:

Year	(Millions)

2006	$5.0
2007	4.2
2008	2.5
2009	2.0
2010	1.6
Thereafter	2.5

Total	$17.8

      Rental expense totaled $7.3 million in 2005, $5.3 million in 2004 and $5.1 million in 2003.
      Litigation — The Company is party to various legal proceedings arising from the ordinary course of business. Although the ultimate resolution of these various proceedings cannot be determined at this time, management of the Company does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future combined results of operations, cash flows or financial condition of the Company.

12.	Business Segments:
      The Company disaggregates its business operations based upon differences in products and services. The Company’s wireline subsidiaries provide local service and network access in 15 states. Wireline operations also include the Company’s local competitive access and Internet access operations. Competitive Local Exchange Carrier (“CLEC”) services are currently provided on both a facilities-based and resale basis in four states. Internet access services are currently marketed in 17 states. Both ILEC and Internet services are provided to customers utilizing the Company’s existing network infrastructure. For the Company, Internet service is an additional product offering provided to ILEC and CLEC customers and does not represent a separate line of business. Accordingly, the Company manages its wireline-based services as a single operating segment. In assessing operating performance and allocating resources within the wireline business, the segment manager’s focus is at a level that consolidates the results of the ILEC, CLEC and Internet operations. The Company does not have separate segment managers overseeing its ILEC, CLEC or Internet operations. In addition, incentive-based compensation for the wireline segment manager is directly tied to the combined operating results of the ILEC, CLEC and Internet operations.
      The Company’s product distribution subsidiary is a distributor of telecommunications equipment and materials and operates four warehouses and four counter-sales showrooms across the United States. Other operations consist of the Company’s directory publishing, long-distance and telecommunications information services operations. The Company’s publishing subsidiary coordinates advertising, sales, printing, and distribution for 386 telephone directory contracts in 36 states. Long-distance services are currently marketed in 25 states. The telecommunications information services operations provide application software, data processing and outsourcing services to telecommunications companies in the United States and select international markets.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The accounting policies used in measuring segment assets and operating results are the same as those described in Note 1. The Company accounts for intercompany sales at current market prices or in accordance with regulatory requirements. The Company evaluates performance of the segments based on segment income, which is computed as revenues and sales less operating expenses, excluding the effects of the restructuring and other charges discussed in Note 8. In addition, none of the non-operating items such as other income, net, gain on disposal of assets, debt prepayment penalties, interest expense and income taxes have been allocated to the segments.

	For the Year Ended
	December 31, 2005

		Product	Other	Total
	Wireline	Distribution	Operations	Segments

	(Millions)
Revenues and sales from unaffiliated customers:
Domestic	$2,236.7	$130.9	$333.1	$2,700.7
International	—	—	—	—

	2,236.7	130.9	333.1	2,700.7
Intercompany revenues and sales	134.7	177.0	19.2	330.9

Total revenues and sales	2,371.4	307.9	352.3	3,031.6

Operating expenses	1,280.7	301.6	305.6	1,887.9
Depreciation and amortization	468.2	1.9	4.1	474.2

Total costs and expenses	1,748.9	303.5	309.7	2,362.1

Segment income	$622.5	$4.4	$42.6	$669.5

Assets	$4,782.3	$51.6	$100.9	$4,934.8
Capital expenditures	$351.9	$0.2	$0.8	$352.9

	For the Year Ended
	December 31, 2004

		Product	Other	Total
	Wireline	Distribution	Operations	Segments

	(Millions)
Revenues and sales from unaffiliated customers:
Domestic	$2,281.2	$121.6	$344.1	$2,746.9
International	—	—	1.9	1.9

	2,281.2	121.6	346.0	2,748.8
Intercompany revenues and sales	129.6	135.9	25.8	291.3

Total revenues and sales	2,410.8	257.5	371.8	3,040.1

Operating expenses	1,275.2	251.9	325.1	1,852.2
Depreciation and amortization	502.2	2.5	3.8	508.5

Total costs and expenses	1,777.4	254.4	328.9	2,360.7

Segment income	$633.4	$3.1	$42.9	$679.4

Assets	$4,924.7	$43.2	$114.6	$5,082.5
Capital expenditures	$332.0	$0.4	$0.9	$333.3

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended
	December 31, 2003

		Product	Other	Total
	Wireline	Distribution	Operations	Segments

	(Millions)
Revenues and sales from unaffiliated customers:
Domestic	$2,311.0	$116.6	$384.3	$2,811.9
International	—	—	4.4	4.4

	2,311.0	116.6	388.7	2,816.3
Intercompany revenues and sales	117.6	162.3	25.1	305.0

Total revenues and sales	2,428.6	278.9	413.8	3,121.3

Operating expenses	1,327.1	273.1	345.6	1,945.8
Depreciation and amortization	510.2	2.4	6.8	519.4

Total costs and expenses	1,837.3	275.5	352.4	2,465.2

Segment income	$591.3	$3.4	$61.4	$656.1

Assets	$5,110.5	$60.4	$118.8	$5,289.7
Capital expenditures	$378.6	$0.4	$4.2	$383.2
      A reconciliation of the total business segments to the applicable amounts in the Company’s combined financial statements was as follows as of and for the years ended December 31:

	2005	2004	2003

	(Millions)
Revenues and sales:
Total business segments	$3,031.6	$3,040.1	$3,121.3
Less: intercompany eliminations(1)	(108.1)	(106.6)	(118.0)

Total revenues and sales	$2,923.5	$2,933.5	$3,003.3

Income before income taxes:
Total business segment income	$669.5	$679.4	$656.1
Restructuring and other charges	(35.7)	(11.8)	(12.2)
Other income, net	11.6	13.7	5.8
Intercompany interest income (expense)	23.3	(15.2)	(21.6)
Interest expense	(19.1)	(20.4)	(27.7)
Gain on disposal of assets and other	—	—	23.9

Total income before income taxes	$649.6	$645.7	$624.3

Assets:
Total business segments	$4,934.8	$5,082.5	$5,289.7
Less: elimination of intercompany receivables	(5.1)	(3.3)	(12.8)

Total assets	$4,929.7	$5,079.2	$5,276.9

Notes:

(1)	See “Transactions with Certain Affiliates” in Note 1 for a discussion of intercompany revenues and sales not eliminated in preparing the combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

13.	Pending Spin-Off of Company and Merger with Valor Communications Group, Inc.:
      On December 9, 2005, Alltel announced that its board of directors had approved the spin-off of the Company’s wireline telecommunications business to its stockholders and the merger of that wireline business with Valor. Pursuant to the plan of distribution and immediately prior to the effective time of the merger with Valor described below, Alltel will contribute all of the assets of the Company to ALLTEL Holding Corp. (“Alltel Holding” or “Spinco”), a wholly owned subsidiary of Alltel, in exchange for: (i) the issuance to Alltel of Spinco common stock to be distributed pro rata to Alltel’s stockholders as a tax free stock dividend, (ii) the payment of a special dividend to Alltel in an amount not to exceed Alltel’s tax basis in Spinco, and (iii) the distribution by Spinco to Alltel of certain Spinco debt securities, which Alltel intends to exchange for outstanding debt securities of Alltel or otherwise transfer to Alltel’s creditors. Prior to the distribution and merger with Valor, Spinco will borrow approximately $3.978 billion (the “Spinco financing amount”) through a new senior credit agreement, the issuance of high yield debt securities in the private placement market to pay the special dividend and to distribute debt securities to Alltel in an amount equal to the difference between the Spinco financing amount and the special dividend. Alltel has received a commitment letter from various financial institutions to provide Spinco with up to $4.2 billion in senior secured credit facilities comprised of term loan facilities in an aggregate amount of up to $3.7 billion and a revolving credit facility of up to $500 million. Immediately after the consummation of the spin-off, Alltel Holding will merge with and into Valor, with Valor continuing as the surviving corporation. As a result of the merger, all of the issued and outstanding shares of Spinco common stock will be converted into the right to receive an aggregate number of shares of common stock of Valor that will result in Alltel’s stockholders holding 85 percent of the outstanding equity interests of the surviving corporation immediately after the merger and the stockholders of Valor holding the remaining 15 percent of such equity interests. To effect the merger, Valor will issue approximately 405 million shares of its common stock to the shareholders of Alltel and assume approximately $4.2 billion of long-term debt. As a result of this transaction, Alltel shareholders will continue to own one share of the remaining wireless entity and will receive approximately 1.04 shares of Valor common stock for each share of Alltel common stock they currently own.
      Including the effects on interest expense that would result from the issuance of the long-term debt obligations discussed above, the Company’s net income for the year ended December 31, 2005 would have been reduced to the following pro forma amount:

2005

(Unaudited)
(Millions)
Net income as reported	$374.3
Pro forma interest expense, net of related tax effects	(107.4)

Pro forma net income	$205.7

      The pro forma interest expense was calculated based upon the assumed financing of the Company of $3.978 billion to fund the dividend payable of $2.275 billion to the Parent and to distribute debt securities of $1.703 billion to Alltel (which includes $30 million to be paid in related fees) at an interest rate of 6.938 percent, net of tax of $107.7 million.
      Immediately prior to the effective date of the spin-off, Alltel will transfer to Alltel Holding property, plant and equipment (net book value of $109.6 million at December 31, 2005), pension assets (currently estimated to be $207.9 million), additional other postretirement liabilities (currently estimated to be $7.4 million) and deferred compensation obligations (currently estimated to be $14.8 million) related to the wireline operations and associated net deferred income tax assets (currently estimated to be $103.1 million). Conversely, Alltel Holding will transfer to Alltel certain income tax contingency reserves that will be retained by Alltel pursuant to the distribution agreement ($11.9 million at December 31, 2005), as well as the residual foreign currency translation adjustment ($0.5 million at December 31, 2005), because the underlying international assets which gave rise to the translation adjustment will be retained by Alltel following the spin-off. The actual carrying values of the transferred

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
assets and liabilities will be determined as of the date of the spin-off. As a result, these carrying values may change, and such change may be material.
      Upon the spin-off of the wireline business, unvested options held by wireline employees will be replaced with restricted shares of Valor common stock based on the underlying intrinsic value of the Alltel stock options. As of December 31, 2005, wireline employees held vested options to purchase approximately 1.8 million shares of Alltel common stock.
      Consummation of the merger is subject to certain conditions, including the approval of the merger by the stockholders of Valor, receipt of a favorable ruling from the IRS regarding the tax-free status of the distribution, special dividend, debt exchange and merger transaction, consummation of the Spinco financing, and the receipt of regulatory approvals, including, without limitation, the approval of the FCC and multiple state public service commissions. The transaction is expected to close by mid-year 2006. The merger agreement contains certain termination rights for each of Alltel and Valor and further provides that, upon termination of the merger agreement under specified circumstances involving an alternative transaction, Valor may be required to pay Alltel a termination fee of $35.0 million. Conversely, Alltel may be required to pay Valor a termination fee of (i) $35.0 million if Valor terminates the merger agreement because of a material breach by Alltel or Spinco that results in the failure of the parties to obtain the Spinco financing or any party terminates the merger agreement after December 8, 2006 and at the time of termination all conditions have been satisfied other than the Spinco financing condition and (ii) $20.0 million if Valor terminates the merger agreement because of a material breach by Alltel or Spinco that results in the failure of the parties to obtain the required IRS rulings or tax opinions or any party terminates the merger agreement after December 8, 2006 and at the time of termination all conditions have been satisfied other than the IRS ruling or tax opinion conditions.

Annex A-1
AGREEMENT AND PLAN OF MERGER
DATED AS OF DECEMBER 8, 2005
AMONG
ALLTEL CORPORATION,
ALLTEL HOLDING CORP.
AND
VALOR COMMUNICATIONS GROUP, INC.

Page

ARTICLE I	Definitions	A-1-6

ARTICLE II	The Merger	A-1-15
2.1	The Merger	A-1-15
2.2	Closing	A-1-15
2.3	Effective Time	A-1-15
2.4	Effects of the Merger	A-1-15
2.5	Certificate of Incorporation and Bylaws of the Surviving Corporation	A-1-16
2.6	Directors and Officers of the Surviving Corporation	A-1-16
2.7	Stockholders Meeting	A-1-16
2.8	Potential Restructuring of Transactions	A-1-16

ARTICLE III	Conversion of Shares; Exchange of Certificates	A-1-17
3.1	Effect on Capital Stock	A-1-17
3.2	Distribution of Per Share Merger Consideration	A-1-17

ARTICLE IV	Related Transactions	A-1-19
4.1	Distribution	A-1-19
4.2	AT Co./ Spinco Transaction Agreements	A-1-19
4.3	Corporate Offices	A-1-19
4.4	Directors and Officers of Spinco	A-1-20
4.5	Financing Cooperation	A-1-20

ARTICLE V	Representations and Warranties of AT Co.	A-1-21
5.1	Organization; Qualification	A-1-21
5.2	Corporate Authority; No Violation	A-1-21
5.3	Information Supplied	A-1-22
5.4	AT Co. Reports and Financial Statements	A-1-22
5.5	Brokers or Finders	A-1-23

ARTICLE VI	Representations and Warranties of AT Co. and Spinco	A-1-24
6.1	Organization, Qualification	A-1-24
6.2	Capital Stock and Other Matters	A-1-24
6.3	Corporate Authority; No Violation	A-1-25
6.4	Financial Statements	A-1-26
6.5	Absence of Certain Changes or Events	A-1-26
6.6	Investigations; Litigation	A-1-27
6.7	Compliance with Laws; Permits	A-1-27
6.8	Proxy Statement/Prospectus; Registration Statement	A-1-27
6.9	Information Supplied	A-1-28
6.10	Environmental Matters	A-1-28
6.11	Tax Matters	A-1-29
6.12	Benefit Plans	A-1-30
6.13	Labor Matters	A-1-31
6.14	Intellectual Property Matters	A-1-31

A-1-1

Page

6.15	Material Contracts	A-1-32
6.16	Brokers or Finders	A-1-32
6.17	Board and Stockholder Approval	A-1-33
6.18	Assets	A-1-33
6.19	Spinco Real Property	A-1-33
6.20	Communications Regulatory Matters	A-1-34
6.21	Spinco Operations	A-1-35
6.22	Opinion of Spinco Financial Advisor	A-1-35
6.23	Company Common Stock	A-1-35
6.24	Affiliate Transactions	A-1-35

ARTICLE VII	Representations and Warranties of the Company	A-1-35
7.1	Organization, Qualification	A-1-35
7.2	Capital Stock and Other Matters	A-1-36
7.3	Corporate Authority; No Violation	A-1-36
7.4	Company Reports and Financial Statements	A-1-37
7.5	Absence of Certain Changes or Events	A-1-38
7.6	Investigations; Litigation	A-1-38
7.7	Compliance with Laws; Permits	A-1-39
7.8	Proxy Statement/ Prospectus; Registration Statement	A-1-39
7.9	Information Supplied	A-1-39
7.10	Environmental Matters	A-1-39
7.11	Tax Matters	A-1-40
7.12	Benefit Plans	A-1-41
7.13	Labor Matters	A-1-42
7.14	Intellectual Property Matters	A-1-43
7.15	Communications Regulatory Matters	A-1-43
7.16	Material Contracts	A-1-44
7.17	Company Real Property	A-1-45
7.18	Opinion of Company Financial Advisors	A-1-45
7.19	Brokers or Finders	A-1-45
7.20	Takeover Statutes	A-1-45
7.21	Certain Board Findings	A-1-46
7.22	Vote Required	A-1-46
7.23	Affiliate Transactions	A-1-46

ARTICLE VIII	Covenants and Agreements	A-1-46
8.1	Conduct of Business by the Company Pending the Merger	A-1-46
8.2	Conduct of Business by Spinco and AT Co. Pending the Merger	A-1-49
8.3	Tax Matters	A-1-51
8.4	Proxy Statement/ Prospectus	A-1-51
8.5	Listing	A-1-52
8.6	Reasonable Best Efforts; Regulatory Matters	A-1-52
8.7	IRS Distribution Ruling; Other IRS Rulings; Tax Opinions	A-1-53
8.8	Letter of Spinco’s Accountants	A-1-54

A-1-2

Page

8.9	Letter of the Company’s Accountants	A-1-54
8.10	Employee Matters	A-1-54
8.11	Access to Information	A-1-55
8.12	No Solicitation by the Company	A-1-56
8.13	Director and Officer Indemnification; Insurance	A-1-57
8.14	Rule 145 Affiliates	A-1-58
8.15	Public Announcements	A-1-58
8.16	Defense of Litigation	A-1-58
8.17	Notification	A-1-58
8.18	SEC Reports	A-1-59
8.19	Section 16 Matters	A-1-59
8.20	Control of Other Party’s Business	A-1-59
8.21	Dividend Policy of the Surviving Corporation	A-1-59
8.22	Amendment of Company Securityholders Agreement	A-1-59
8.23	Disclosure Controls	A-1-59
8.24	Corporate Name; Branding	A-1-60

ARTICLE IX	Conditions to the Merger	A-1-60
9.1	Conditions to the Obligations of Spinco, AT Co. and the Company to Effect the Merger	A-1-60
9.2	Additional Conditions to the Obligations of AT Co. and Spinco	A-1-61
9.3	Additional Conditions to the Obligations of the Company	A-1-62

ARTICLE X	Tax Matters	A-1-63
10.1	Representations	A-1-63
10.2	Restrictions Relating to the Distribution	A-1-63
10.3	Cooperation and Other Covenants	A-1-65
10.4	Indemnification for Disqualifying Actions	A-1-65
10.5	Procedure for Indemnification for Tax Liabilities	A-1-66
10.6	Exclusivity of Article X	A-1-67

ARTICLE XI	Termination, Amendment and Waivers	A-1-67
11.1	Termination	A-1-67
11.2	Effect of Termination	A-1-68
11.3	Termination Fee Payable in Certain Circumstances	A-1-69
11.4	Amendment	A-1-69
11.5	Waivers	A-1-69

A-1-3

Page

ARTICLE XII	Miscellaneous	A-1-69
12.1	Survival of Representations, Warranties and Agreements; Indemnification	A-1-69
12.2	Expenses	A-1-70
12.3	Notices	A-1-70
12.4	Interpretation	A-1-71
12.5	Severability	A-1-71
12.6	Assignment; Binding Effect	A-1-71
12.7	No Third Party Beneficiaries	A-1-72
12.8	Limited Liability	A-1-72
12.9	Entire Agreement	A-1-72
12.10	Governing Law	A-1-72
12.11	Counterparts	A-1-72
12.12	Waiver of Jury Trial	A-1-72
12.13	Jurisdiction; Enforcement	A-1-72

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AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER, dated as of December 8, 2005 (this “Agreement”), is among ALLTEL Corporation, a Delaware corporation (“AT Co.”), ALLTEL Holding Corp., a newly formed Delaware corporation and a wholly owned subsidiary of AT Co. (“Spinco”), and Valor Communications Group, Inc., a Delaware corporation (the “Company”).
      WHEREAS, prior to the Distribution Date (as such term, and each other capitalized term used herein and not defined, is defined in Article I hereof), and subject to the terms and conditions set forth in the Distribution Agreement entered into by and between AT Co. and Spinco on the date hereof, a copy of which is attached hereto as Exhibit A (the “Distribution Agreement”), AT Co. will (i) engage in the Preliminary Restructuring (as defined in the Distribution Agreement) in order to separate the Spinco Assets from the AT Co. Assets and (ii) in exchange for the contribution to Spinco, directly or indirectly, of all of the issued and outstanding capital stock or other equity securities of the Spinco Subsidiaries, Spinco will issue to AT Co. the Spinco Common Stock (as defined in the Distribution Agreement), distribute to AT Co. the Spinco Exchange Notes (as defined in the Distribution Agreement) and pay to AT Co. the Special Dividend (as defined in the Distribution Agreement), all upon the terms and subject to the conditions set forth therein (the transactions described in this clause (ii), collectively, the “Contribution”); and
      WHEREAS, upon the terms and subject to the conditions set forth in the Distribution Agreement, on the Distribution Date, AT Co. will distribute all of the issued and outstanding shares of Spinco Common Stock to the Distribution Agent for the benefit of the holders as of the Record Date (as defined in the Distribution Agreement) of the outstanding AT Co. Common Stock (the “Distribution”); and
      WHEREAS, at the Effective Time, the parties will effect the merger of Spinco with and into the Company, with the Company continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein; and
      WHEREAS, concurrent with the execution of this Agreement, as an inducement to AT Co.’s willingness to enter into this Agreement and incur the obligations set forth herein, certain of the Company’s stockholders, who beneficially or of record hold an aggregate of approximately 39.7% of the voting power of the outstanding shares of capital stock of the Company, have entered into a Voting Agreement with Spinco, dated as of the date hereof, a copy of which is attached hereto as Exhibit B (the “Voting Agreement”), pursuant to which such stockholders have agreed to vote all of the shares of capital stock of the Company over which such stockholders have voting power to adopt this Agreement; and
      WHEREAS, the Board of Directors of the Company (i) has determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, the Company and its stockholders and has approved this Agreement and the transactions contemplated thereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, and (ii) has recommended the adoption by the stockholders of the Company of this Agreement and the approval of the transactions contemplated hereby; and
      WHEREAS, the Board of Directors of Spinco has (i) determined that the Merger and this Agreement are advisable, fair to and in the best interests of Spinco and its sole stockholder, AT Co., and has approved this Agreement and the Distribution Agreement and the transactions contemplated hereby and thereby, including the Contribution, the Distribution and the Merger, and (ii) recommended the adoption by AT Co., as the sole stockholder of Spinco, of this Agreement and the approval of the transactions contemplated hereby; and
      WHEREAS, the Board of Directors of AT Co. has approved this Agreement and the Distribution Agreement and the transactions contemplated hereby and thereby, including the Contribution, the Distribution and the Merger; and
      WHEREAS, the parties to this Agreement intend that the Contribution, together with the Debt Exchange, qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), that the Distribution qualify as a distribution of Spinco stock to AT Co. stockholders pursuant to Section 355 of the Code, that the Merger qualify as a tax-free reorganization pursuant to

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Section 368 of the Code, and that no gain or loss be recognized as a result of such transactions for federal income tax purposes by any of AT Co., Spinco, and their respective stockholders (except to the extent of cash received in lieu of fractional shares).
      NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:
ARTICLE I
Definitions
      1.1     “Action” shall have the meaning set forth in Section 8.13(a).
      1.2     “Additional Company SEC Documents” shall have the meaning set forth in Section 7.4(b).
      1.3     “Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise; provided, however, that for purposes of this Agreement, from and after the Distribution Date, no member of either Group shall be deemed an Affiliate of any member of the other Group.
      1.4     “Aggregate Merger Consideration” shall have the meaning set forth in Section 3.1(a).
      1.5     “Agreement” shall have the meaning set forth in the Preamble hereto.
      1.6     “Approved for Listing” means, with respect to the shares of Company Common Stock to be issued pursuant to the Merger, that such shares have been approved for listing on the NYSE, subject to official notice of issuance.
      1.7     “AT Co.” shall have the meaning set forth in the Preamble hereto.
      1.8     “AT Co. Action” means (i) any transaction with respect to the stock or assets of AT Co. that occurs after the Distribution, (ii) any failure by AT Co. after the Distribution Date to maintain its status as a company engaged in the conduct of an active trade or business or (iii) (x) the failure of any representation made by AT Co. in connection with the IRS Contribution Ruling, the IRS Distribution Ruling, the IRS Debt Exchange Ruling, the IRS Special Dividend Ruling or the Distribution Tax Opinion or any subsequent ruling or opinion in connection with the Distribution, in each case with respect to AT Co. or the AT Co. Business or the plans, proposals, intentions and policies of AT Co. after the Distribution, to have been true and correct in all material respects when made, or (y) the failure by AT Co. or the AT Co. Subsidiaries to comply with any covenant made by AT Co. in connection with the IRS Contribution Ruling, the IRS Distribution Ruling, the IRS Debt Exchange Ruling, the IRS Special Dividend Ruling or the Distribution Tax Opinion or any subsequent ruling or opinion in connection with the Distribution.
      1.9     “AT Co. Approvals” shall have the meaning set forth in Section 5.2(c).
      1.10     “AT Co. Business” shall have the meaning set forth in the Distribution Agreement.
      1.11     “AT Co. Common Stock” means the common stock, par value $1.00 per share, of AT Co.
      1.12     “AT Co. Disclosure Letter” shall have the meaning set forth in the first paragraph of Article V.
      1.13     “AT Co. Group” means AT Co. and the AT Co. Subsidiaries.
      1.14     “AT Co. SEC Documents” shall have the meaning set forth in Section 5.4(a).
      1.15     “AT Co. Subsidiaries” means all direct and indirect Subsidiaries of AT Co., other than any Spinco Subsidiaries.

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      1.16     “AT Co. Tax Counsel” means Skadden, Arps, Slate, Meagher & Flom LLP.
      1.17     “AT Excess Expenses” shall have the meaning set forth in the Distribution Agreement.
      1.18     “Audited Financial Statements” shall have the meaning set forth in Section 6.4(a)(i).
      1.19     “Certificate of Merger” shall have the meaning set forth in Section 2.3.
      1.20     “Certificates” shall have the meaning set forth in Section 3.1(c).
      1.21     “Closing” shall have the meaning set forth in Section 2.2.
      1.22     “Closing Date” shall have the meaning set forth in Section 2.2.
      1.23     “Code” shall have the meaning set forth in the recitals hereto.
      1.24     “Communications Act” means the Communications Act of 1934, as amended.
      1.25     “Company” shall have the meaning set forth in the Preamble hereto.
      1.26     “Company Acquisition” means, in each case other than the Merger or as otherwise specifically contemplated by this Agreement, (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Significant Subsidiaries; (ii) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, constituting 15% or more of the total consolidated assets of the Company and its Subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of the Company and its Subsidiaries, taken as a whole, in any one transaction or in a series of transactions; (iii) any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any Person involving 15% or more of the outstanding shares of Company Common Stock; or (iv) any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements.
      1.27     “Company Acquisition Proposal” means any proposal regarding a Company Acquisition.
      1.28     “Company Approvals” shall have the meaning set forth in Section 7.3(c).
      1.29     “Company Benefit Plans” shall have the meaning set forth in Section 7.12(a).
      1.30     “Company Common Stock” means the common stock, par value $.0001 per share, of the Company.
      1.31     “Company Credit Agreement” means the Senior Credit Agreement, dated as of November 10, 2004, among Valor Telecommunications Enterprises, LLC, Valor Telecommunications Enterprises II, LLC and certain of their respective domestic subsidiaries, as Borrowers, Valor Telecommunications, LLC, Valor Telecommunications Southwest, LLC, Valor Telecommunications Southwest II, LLC and certain of their respective domestic subsidiaries, including such borrowers, as Guarantors, Bank of America, N.A., as Senior Administrative Agent, Swing Line Lender and L/ C Issuer, JPMorgan Chase Bank and Wachovia Bank, N.A., as Senior Syndication Agents, CIBC World Markets Corp. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as Senior Documentation Agents, and the lenders party thereto.
      1.32     “Company Disclosure Letter” shall have the meaning set forth in the first paragraph of Article VII.
      1.33     “Company Employee” shall have the meaning set forth in Section 7.12(a).
      1.34     “Company IP Rights” shall have the meaning set forth in Section 7.14.
      1.35     “Company Leased Real Property” means all leased Real Property held by the Company or Company Subsidiaries.

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      1.36     “Company Leasehold Improvements” means all Leasehold Improvements held by the Company or Company Subsidiaries.
      1.37     “Company Leases” means all Leases of the Company or Company Subsidiaries.
      1.38     “Company Licenses” shall have the meaning set forth in Section 7.15(a).
      1.39     “Company Material Contracts” shall have the meaning set forth in Section 7.16(a).
      1.40     “Company Owned Real Property” means all Owned Real Property of the Company or the Company Subsidiaries.
      1.41     “Company Permits” shall have the meaning set forth in Section 7.7(b).
      1.42     “Company Pre-IPO Financial Statements” shall have the meaning set forth in Section 7.4(a)(i).
      1.43     “Company SEC Documents” shall have the meaning set forth in Section 7.4(a).
      1.44     “Company Securityholders Agreement” shall have the meaning set forth in Section 8.22.
      1.45     “Company Stock Plans” means the Victor Communications Group 2005 Long-Term Incentive Plan.
      1.46     “Company Stockholders Meeting” shall have the meaning set forth in Section 2.7(a).
      1.47     “Company Subsidiaries” means all direct and indirect Subsidiaries of the Company.
      1.48     “Company Superior Proposal” shall have the meaning set forth in Section 8.12(c).
      1.49     “Company Tax Counsel” shall have the meaning set forth in Section 8.7(c).
      1.50     “Company Voting Debt” shall have the meaning set forth in Section 7.2(b).
      1.51     “Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 22, 2005 between AT Co. and the Company.
      1.52     “Contract” or “agreement” means any loan or credit agreement, note, bond, indenture, mortgage, deed of trust, lease, sublease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or other binding commitment, obligation or arrangement, whether written or oral.
      1.53     “Contribution” shall have the meaning set forth in the recitals hereto.
      1.54     “Controlling Person” shall have the meaning set forth in Section 12.1(b).
      1.55     “DGCL” means the General Corporation Law of the State of Delaware.
      1.56     “Disclosure Letters” means, collectively, the AT Co. Disclosure Letter, the Spinco Disclosure Letter and the Company Disclosure Letter.
      1.57     “Dispute Date” shall have the meaning set forth in Section 10.5(f).
      1.58     “Disqualifying Action” shall have the meaning set forth in Section 10.2(a).
      1.59     “Distribution” shall have the meaning set forth in the recitals hereto.
      1.60     “Distribution Agreement” shall have the meaning set forth in the recitals hereto.
      1.61     “Distribution Date” shall mean the date and time that the Distribution shall become effective.
      1.62     “Distribution Disqualification” means that (i) the Contribution, taken together with the Distribution, fails to qualify as a tax-free reorganization under Section 368 of the Code; (ii) the Distribution, as such, fails to qualify as a distribution of Spinco stock to AT Co. stockholders pursuant to Section 355 of the Code, pursuant to which no gain or loss is recognized for federal income tax purposes by any of AT Co., Spinco, or the stockholders of AT Co., except to the extent of cash received in lieu of fractional shares; (iii) the Debt Exchange fails to constitute a transfer of qualified property to AT Co.’s creditors in connection with the reorganization within the meaning of Section 361(c)(3) of the Code, but only to the extent that, but for any

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action on the part of Spinco or the Surviving Corporation after the Distribution, the Spinco Exchange Notes would have qualified as “securities” for federal income tax purposes; and/or (iv) the Special Dividend fails to qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code, but only to the extent that AT Co. distributes the Special Dividend to its creditors or shareholders in connection with the Contribution.
      1.63     “Distribution Fund” shall have the meaning set forth in Section 3.2(a).
      1.64     “Distribution Tax Opinion” means a written opinion of AT Co. Tax Counsel, addressed to AT Co. and dated as of the Distribution Date, in form and substance reasonably satisfactory to AT Co., Spinco and the Company, to the effect that the Distribution, as such, will qualify as a distribution of Spinco stock to the stockholders of AT Co. pursuant to Section 355 of the Code, pursuant to which no gain or loss will be recognized for federal income tax purposes by any of AT Co., Spinco or the stockholders of AT Co., except as to cash received in lieu of fractional shares by the stockholders of AT Co.
      1.65     “Distribution Tax Representations” shall have the meaning set forth in Section 8.7(b).
      1.66     “Effective Time” shall have the meaning set forth in Section 2.3.
      1.67     “Employee Benefits Agreement” means the Employee Benefits Agreement to be entered into between AT Co. and Spinco, substantially in the form attached to the Distribution Agreement.
      1.68     “Environmental Claims” shall have the meaning set forth in Section 6.10(b).
      1.69     “Environmental Law” means any and all foreign, federal, state or local statute, rule, regulation, ordinance, or other legal requirement as well as any order, decree, determination, judgment or injunction issued, promulgated, approved or entered thereunder by any Governmental Authority, including requirements of common law, relating to pollution or the protection, cleanup or restoration of the environment, to the protection of human health from environmental hazards, including the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation, and Liability Act and the Federal Toxic Substances Control Act.
      1.70     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
      1.71     “ERISA Affiliate” means, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person, would be deemed a “single employer” within the meaning of section 4001(b) of ERISA.
      1.72     “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.
      1.73     “FCC” means the Federal Communications Commission.
      1.74     “FCC Applications” shall have the meaning set forth in Section 8.6(b).
      1.75     “FCC Rules” shall have the meaning set forth in Section 6.20(c).
      1.76     “Final Determination” shall mean a determination within the meaning of Section 1313 of the Code or any similar provision of state or local tax law.
      1.77     “Former Employees” shall have the meaning set forth in Section 8.10(d).
      1.78     “Fully Diluted Basis” shall mean, as of any date, the aggregate number of shares of Company Common Stock outstanding on such date assuming: (i) the prior exercise of all options and similar rights to purchase Company Common Stock; (ii) the prior conversion into, or exchange for, shares of Company Common Stock of all then issued and outstanding securities which are convertible into, or exchangeable for, shares of Company Common Stock; and (iii) the prior exercise of any similar subscription or other rights to acquire, or to cause the Company to issue, shares of Company Common Stock; provided, however, that the term “Fully Diluted Basis” shall not take into account any shares held in the Company’s treasury; provided further, that the term “Fully Diluted Basis”, when used with respect to the calculation of the Per Share Merger Consideration, shall take into account the pro forma effect of the surrender to the Company of certain

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restricted shares of Company Common Stock that will be surrendered to the Company at the direction of the holders thereof in satisfaction of certain tax liabilities incurred by such holders as a result of the accelerated vesting of such restricted shares on the Closing Date (rather than the originally scheduled vesting date of January 1, 2007).
      1.79     “GAAP” means United States generally accepted accounting principles.
      1.80     “Governmental Authority” means any foreign, federal, state or local court, administrative agency, official board, bureau, governmental or quasi-governmental entities, having competent jurisdiction over AT Co., Spinco or the Company, any of their respective Subsidiaries and any other tribunal or commission or other governmental department, authority or instrumentality or any subdivision, agency, mediator, commission or authority of competent jurisdiction.
      1.81     “Group” means the AT Co. Group or the Spinco Group, as the case may be.
      1.82     “Hazardous Material” shall mean any substance, material or waste regulated under Environmental Laws because of its dangerous or deleterious properties or characteristics, and includes, without limitation, petroleum and any derivative thereof.
      1.83     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.
      1.84     “HSR Agencies” means the Federal Trade Commission and the Antitrust Division of the Department of Justice.
      1.85     “Indemnified Party” or “Indemnified Parties” shall have the meaning set forth in Section 8.13(a).
      1.86     “Intellectual Property Rights” means all United States and foreign issued and pending patents, trademarks, service marks, slogans, logos, trade names, service names, Internet domain names, trade styles, trade dress and other indicia of origin, and all goodwill associated with any of the foregoing, copyrights, copyrightable works, trade secrets, know-how, processes, methods, designs, computer programs, plans, specifications, data, inventions (whether or not patentable or reduced to practice), improvements, confidential, business and other information and all intangible property, proprietary rights and other intellectual property, and all registrations, applications and renewals (including divisionals, continuations, continuations-in-part, reissues, renewals, registrations, re-examinations and extensions) for, and tangible embodiments of, and all rights with respect to, any of the foregoing.
      1.87     “Interim Balance Sheet Date” shall have the meaning set forth in Section 6.4(e).
      1.88     “Interim Financial Statements” shall have the meaning set forth in Section 6.4(a)(ii).
      1.89     “IRS” means the United States Internal Revenue Service or any successor thereto, including, but not limited to, its agents, representatives and attorneys.
      1.90     “IRS Contribution Ruling” shall mean a private letter ruling from the IRS to the effect that the Contribution, taken together with the Distribution, will qualify as a tax-free reorganization under Section 368(a)(1)(D) of the Code.
      1.91     “IRS Debt Exchange Ruling” shall mean a private letter ruling from the IRS to the effect that AT Co. will not recognize gain or loss for federal income tax purposes in connection with the receipt of the Spinco Exchange Notes or the consummation of the Debt Exchange.
      1.92     “IRS Distribution Ruling” shall mean a private letter ruling from the IRS to the effect that the Distribution, as such, will qualify as a distribution of Spinco stock to the stockholders of AT Co. pursuant to Section 355 of the Code, pursuant to which no gain or loss will be recognized for federal income tax purposes by any of AT Co., Spinco and, except as to cash received in lieu of fractional shares, by the stockholders of AT Co.
      1.93     “IRS Special Dividend Ruling” shall mean a private letter ruling from the IRS to the effect that the Special Dividend will qualify as money transferred to creditors or distributed to shareholders in connection

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with the reorganization within the meaning of Section 361(b)(1) of the Code, to the extent that AT Co. distributes the Special Dividend to its creditors and/or shareholders in connection with the Contribution.
      1.94     “IRS 357(c) Ruling” shall mean a ruling to the effect that Section 357(c) of the Code will not apply to the Merger.
      1.95     “IRS Submission” shall have the meaning set forth in Section 8.7(a).
      1.96     “Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.
      1.97     “Leased Real Property” shall have the meaning set forth in the Distribution Agreement.
      1.98     “Leasehold Improvements” means all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property.
      1.99     “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Person holds any Leased Real Property.
      1.100     “Liens” means all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, claims, charges, liabilities, obligations, privileges, easements, rights of way, limitations, reservations, restrictions, options, rights of first refusal and other encumbrances of every kind. For the avoidance of doubt, the license of Intellectual Property Rights shall not itself constitute a Lien.
      1.101     “Losses” shall have the meaning set forth in Section 12.1(b).
      1.102     “Material Adverse Effect” means, with respect to any business or Person, any state of facts, change, development, event, effect, condition or occurrence materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) of such business or Person and its Subsidiaries, as applicable, taken as a whole, or that, directly or indirectly, prevents or materially impairs or delays the ability of such Person to perform its obligations under this Agreement; but shall not include facts, events, changes, effects or developments (i) (A) generally affecting the rural, regional or nationwide wireline voice and data industry in the United States or in other countries in which such Person or its Subsidiaries conduct business, including regulatory and political developments and changes in Law or GAAP, or (B) generally affecting the economy or financial markets in the United States or in other countries in which such Person or its Subsidiaries conduct business, (ii) resulting from the announcement of this Agreement and the transactions contemplated hereby or by the other Transaction Agreements or the taking of any action required by this Agreement or the other Transaction Agreements in connection with the Merger (including any decrease in customer demand, any reduction in revenues, any disruption in supplier, partner or similar relationships, or any loss of employees) or (iii) resulting from any natural disaster, or any engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any act or acts of terrorism; and provided that any reduction in the market price or trading volume of such Person’s publicly traded common stock, in itself, shall not be deemed to constitute a Material Adverse Effect hereunder.
      1.103     “Merger” shall have the meaning set forth in Section 2.1.
      1.104     “Merger Tax Opinion” shall have the meaning set forth in Section 8.7(c).
      1.105     “NYSE” means the New York Stock Exchange, Inc.
      1.106     “Order” means any decree, judgment, injunction, writ, rule or other order of any Governmental Authority.
      1.107     “Owned Real Property” shall have the meaning set forth in the Distribution Agreement.

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      1.108     “PBGC” means the U.S. Pension Benefit Guaranty Corporation.
      1.109     “Per Share Merger Consideration” shall have the meaning set forth in Section 3.1(a).
      1.110     “Permitted Encumbrances” shall mean (A) statutory Liens for Taxes that are not due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (B) mechanics liens and similar Liens for labor, materials or supplies provided, incurred in the ordinary course of business for amounts which are not due and payable or are subject to dispute and with respect to which reserves have been established in accordance with GAAP; (C) zoning, building codes and other land use Laws regulating the use or occupancy of such Owned Real Property or Leasehold Improvement (as the case may be) or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Owned Real Property or Leasehold Improvement (as the case may be) which are not violated by the current use or occupancy of such Owned Real Property or Leasehold Improvement (as the case may be) or the operation of the business thereon; (D) easements, covenants, conditions, restrictions and other similar matters of record affecting title to any Owned Real Property or Leasehold Improvement (as the case may be) which do not or would not materially impair the use or occupancy of such Owned Real Property or Leasehold Improvement (as the case may be) in the operation of the business conducted thereon; and (E) Liens securing Indebtedness incurred in connection with the Spinco Financing or disclosed in the Company SEC Documents or the Spinco Financial Statements, as applicable.
      1.111     “Person” or “person” means a natural person, corporation, company, joint venture, individual business trust, trust association, partnership, limited partnership, limited liability company or other entity, including a Governmental Authority.
      1.112     “Potential Disqualifying Action” shall have the meaning set forth in Section 10.2(b).
      1.113     “Preliminary Restructuring” shall have the meaning set forth in the Distribution Agreement.
      1.114     “Proxy Statement/ Prospectus” means the letters to stockholders, notices of meeting, proxy statement and forms of proxies to be distributed to stockholders in connection with the Merger and the transactions contemplated by this Agreement and any additional soliciting material or schedules required to be filed with the SEC in connection therewith.
      1.115     “PSC Applications” shall have the meaning set forth in Section 8.6(b).
      1.116     “Real Property” shall have the meaning set forth in the Distribution Agreement.
      1.117     “Record Date” shall have the meaning set forth in the Distribution Agreement.
      1.118     “Redactable Information” shall have the meaning set forth in Section 8.7(a).
      1.119     “Registration Statement” means the registration statement on Form S-4 to be filed by the Company with the SEC to effect the registration under the Securities Act of the issuance of the shares of Company Common Stock into which shares of Spinco Common Stock will be converted pursuant to the Merger (as amended and supplemented from time to time).
      1.120     “Regulation S-K” means Regulation S-K promulgated under the Exchange Act.
      1.121     “Regulatory Law” shall have the meaning set forth in Section 8.6(d).
      1.122     “Requisite Approval” shall have the meaning set forth in Section 7.22.
      1.123     “Restraint” shall have the meaning set forth in Section 9.1(g).
      1.124     “Rule 145 Affiliate” shall have the meaning set forth in Section 8.14.
      1.125     “Rule 145 Affiliate Agreement” shall have the meaning set forth in Section 8.14.
      1.126     “Ruling Request” shall have the meaning set forth in Section 8.7(a).
      1.127     “Sarbanes-Oxley Act” shall have the meaning set forth in Section 6.4(f).

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      1.128     “SEC” means the U.S. Securities and Exchange Commission.
      1.129     “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.
      1.130     “Senior Debt Commitment Letter” shall have the meaning set forth in the Distribution Agreement.
      1.131     “Shared Assets Agreement” shall have the meaning set forth in the Distribution Agreement.
      1.132     “Shared Contracts Agreement” shall have the meaning set forth in the Distribution Agreement.
      1.133     “Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.
      1.134     “Special Dividend” shall have the meaning set forth in the Distribution Agreement.
      1.135     “Specified Fund Shareholder” shall have the meaning set forth in Section 10.1(c).
      1.136     “Spinco” shall have the meaning set forth in the Preamble hereto.
      1.137     “Spinco Approvals” shall have the meaning set forth in Section 6.3(d).
      1.138     “Spinco Assets” shall have the meaning set forth in the Distribution Agreement.
      1.139     “Spinco Benefit Plans” shall have the meaning set forth in Section 6.12(a).
      1.140     “Spinco Business” shall have the meaning set forth in the Distribution Agreement.
      1.141     “Spinco Common Stock” means the Common Stock, par value $0.01 per share, of Spinco.
      1.142     “Spinco Disclosure Letter” shall have the meaning set forth in the first paragraph of Article VI.
      1.143     “Spinco Employee” shall have the meaning set forth in Section 6.12(a).
      1.144     “Spinco Financial Statements” shall have the meaning set forth in Section 6.4(a)(iii).
      1.145     “Spinco IP Rights” shall have the meaning set forth in Section 6.14.
      1.146     “Spinco Group” means Spinco and the Spinco Subsidiaries.
      1.147     “Spinco Leased Real Property” means all Leased Real Property held by Spinco or Spinco Subsidiaries.
      1.148     “Spinco Leasehold Improvements” means all Leasehold Improvements of Spinco or Spinco Subsidiaries.
      1.149     “Spinco Leases” means all Leases of Spinco or Spinco Subsidiaries.
      1.150     “Spinco Liabilities” shall have the meaning set forth in the Distribution Agreement.
      1.151     “Spinco Licenses” shall have the meaning set forth in Section 6.20(a).
      1.152     “Spinco Material Contracts” shall have the meaning set forth in Section 6.15(a).
      1.153     “Spinco Owned Real Property” means all Owned Real Property of Spinco or Spinco Subsidiaries.
      1.154     “Spinco Permits” shall have the meaning set forth in Section 6.7(b).
      1.155     “Spinco Stockholder Approval” shall have the meaning set forth in Section 6.17.
      1.156     “Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco immediately following the Contribution, including any direct or indirect Subsidiaries of AT Co. that become Subsidiaries of Spinco after the date hereof.
      1.157     “Spinco Voting Debt” shall have the meaning set forth in Section 6.2(b).
      1.158     “State Regulators” shall have the meaning set forth in Section 6.20(a).

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      1.159     “Subsidiary” means, with respect to any Person, a corporation, partnership, association, limited liability company, trust or other form of legal entity in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, has either (i) a majority ownership in the equity thereof, (ii) the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors or other analogous governing body of such entity, or (iii) the title or function of general partner or manager, or the right to designate the Person having such title or function.
      1.160     “Surviving Corporation” shall have the meaning set forth in Section 2.1(a).
      1.161     “Tax” or “Taxes” means (i) all taxes, charges, fees, duties, levies, imposts, rates or other assessments or governmental charges of any kind imposed by any federal, state, local or foreign Taxing Authority, including income, gross receipts, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), custom duties, property, sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security (or similar), unemployment, disability, value added, alternative or add-on minimum or other taxes, whether disputed or not, and including any interest, penalties or additions attributable thereto; (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any group or being (or having been) included or required to be included in any Tax Return related thereto; and (iii) liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.
      1.162     “Tax-Free Status of the Transactions” shall mean that (i) the Contribution, taken together with the Distribution, qualifies as a tax-free reorganization pursuant to Section 368(a)(1)(D) of the Code, (ii) the Debt Exchange constitutes a transfer of qualified property to AT Co.’s creditors in connection with the reorganization within the meaning of Section 361(c)(3) of the Code, (iii) the Distribution, as such, qualifies as a distribution of Spinco stock to AT Co. stockholders pursuant to Section 355 of the Code, pursuant to which no gain or loss is recognized for federal income tax purposes by any of AT Co., Spinco, the Company and their respective stockholders, except to the extent of cash received in lieu of fractional shares, (iv) the Special Dividend qualifies as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code to the extent that AT Co. distributes the Special Dividend to its creditors or shareholders in connection with the Contribution, and (v) the Merger qualifies as a tax-free reorganization pursuant to Section 368(a) of the Code, pursuant to which no gain or loss is recognized for federal income tax purposes by any of AT Co., Spinco, the Company and their respective stockholders, except to the extent of cash received in lieu of fractional shares.
      1.163     “Tax Materials” shall have the meaning set forth in Section 10.1(a).
      1.164     “Tax-Related Losses” shall have the meaning set forth in Section 10.4(a).
      1.165     “Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) required to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.
      1.166     “Tax Sharing Agreement” means the Tax Sharing Agreement to be entered into between AT Co. and its Affiliates and Spinco substantially in the form attached to the Distribution Agreement.
      1.167     “Taxing Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).
      1.168     “Telecommunications Regulatory Consents” shall have the meaning set forth in Section 8.6(b).
      1.169     “Termination Date” means the date, if any, on which this Agreement is terminated pursuant to Section 11.1(b).

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      1.170     “Third-Party Claim” shall mean any claim, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or asserted by a Person other than AT Co. or any AT Co. Affiliate, Spinco or any Spinco Affiliate or the Company or any Company Affiliate.
      1.171     “Transaction Agreements” means this Agreement, the Distribution Agreement, the Employee Benefits Agreement, the Shared Assets Agreement, the Shared Contracts Agreement, the Transition Services Agreement and the Tax Sharing Agreement.
      1.172     “Transferred Employees” shall have the meaning set forth in Section 8.10(a).
      1.173     “Transition Services Agreement” means the Transition Services Agreement to be entered into by and between AT Co. and Spinco substantially on the terms set forth in Exhibit D to the Distribution Agreement.
      1.174     “Vestar Persons” means all investment funds of Vestar Capital Partners and individuals affiliated therewith who hold Company Common Stock.
      1.175     “Voting Agreement” shall have the meaning set forth in the recitals hereto.
      1.176     “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar state or local law, regulation or ordinance.
      1.177     “WCAS Persons” means all investment funds of Welsh, Carson, Anderson & Stowe and individuals affiliated therewith who hold Company Common Stock.
ARTICLE II
The Merger

2.1     The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Spinco shall be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Spinco shall cease and the Company shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Spinco in accordance with the DGCL and upon the terms set forth in this Agreement.

2.2     Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 11.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., Little Rock, Arkansas time, on a date to be specified by the parties (the “Closing Date”) which shall be no later than the second business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article IX (other than those that are to be satisfied by action at the Closing) at a location specified in writing by AT Co.

2.3     Effective Time. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, a certificate of merger shall be filed with the Secretary of State of the State of Delaware with respect to the Merger (the “Certificate of Merger”), in such form as is required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective at the time of filing of the Certificate of Merger or at such later time as the parties hereto may agree and as is provided in the Certificate of Merger. The date and time at which the Merger shall become so effective is herein referred to as the “Effective Time.”

2.4     Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Spinco shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Spinco shall become the debts, liabilities and duties of the Surviving Corporation.

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2.5     Certificate of Incorporation and Bylaws of the Surviving Corporation.
      (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, without any further action on the part of Spinco or the Company, the Certificate of Incorporation of the Company shall be amended by virtue of the Merger to read in its entirety in the form attached hereto as Exhibit C, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter duly amended in accordance with such Certificate of Incorporation and applicable Law.
      (b) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, without any further action on the part of Spinco or the Company, the Bylaws of the Company shall be amended and restated by virtue of the Merger to read in their entirety in the form attached hereto as Exhibit D, and, as so amended and restated, shall be the Bylaws of the Surviving Corporation until thereafter duly amended in accordance with the Certificate of Incorporation of the Surviving Corporation, such Bylaws and applicable Law.

2.6     Directors and Officers of the Surviving Corporation. Subject to Section 4.4, the directors of Spinco at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation. In furtherance of the foregoing, the Company shall take all action reasonably necessary to obtain the resignations of a number of the current directors of the Company sufficient to permit the Company’s Board of Directors to be comprised entirely of the directors constituting the Spinco board of directors as of the Effective Time. Subject to Section 4.4, the officers of Spinco at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation. Such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

2.7     Stockholders Meeting.
      (a) As promptly as practicable following the date hereof and the effectiveness of the Registration Statement, the Company shall call a special meeting of its stockholders (the “Company Stockholders Meeting”) to be held as promptly as practicable for the purpose of voting upon (i) the adoption of this Agreement, (ii) the increase in the authorized shares of Company Common Stock and the issuance of shares of Company Common Stock pursuant to the Merger and (iii) related matters. This Agreement shall be submitted for adoption to the stockholders of the Company at such special meeting. The Company shall deliver, or cause to be delivered, to the Company’s stockholders the Proxy Statement/ Prospectus in definitive form in connection with the Company Stockholders Meeting at the time and in the manner provided by the applicable provisions of the DGCL, the Exchange Act and the Company’s Certificate of Incorporation and Bylaws and shall conduct the Company Stockholders Meeting and the solicitation of proxies in connection therewith in compliance with such statutes, certificate of incorporation and bylaws.
      (b) Subject to Section 8.12(c) the Board of Directors of the Company shall recommend that the Company’s stockholders adopt this Agreement, and such recommendations shall be set forth in the Proxy Statement/ Prospectus. Unless and until this Agreement shall have been terminated in accordance with its terms, the Company shall comply with its obligations under Section 2.7(a) whether or not its Board of Directors withdraws, modifies or changes its recommendation regarding this Agreement or recommends any other offer or proposal.

2.8     Potential Restructuring of Transactions. If, prior to the date on which the Company intends to commence solicitation of proxies for use at the Company Stockholders Meeting, which date, unless the parties otherwise agree, shall be no earlier than March 15, 2006, the IRS notifies AT Co. that the IRS will not issue the IRS 357(c) Ruling, then, during the ensuing 30 day period, the parties will collaborate reasonably and in good faith in order to determine a possible alternative structure for the transactions contemplated hereby that the parties determine, with the assistance of their respective tax advisors, will either make likely the receipt from the IRS of the IRS 357(c) Ruling or eliminate the necessity for an IRS 357(c) Ruling, in either case, without (a) substantially increasing the costs to any party associated with the transactions contemplated hereby, (b) causing the performance of the covenants and agreements of any party hereunder to become substantially more burdensome, (c) substantially increasing the regulatory or other consents or approvals required to consummate the transactions contemplated hereby, or (d) otherwise resulting in any substantial

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impediment to the consummation of the transactions contemplated hereby. In the event the parties reasonably, and in good faith, agree upon such an alternative structure, they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the other Transaction Agreements accordingly to reflect the change in transaction structure referenced in the immediately preceding sentence. In furtherance of the foregoing, each of the parties shall take all action reasonably necessary to modify the Ruling Request to reflect the transactions as so modified and effectuate the change in transaction structure contemplated by this Section 2.8, and each such party shall use its reasonable best efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter. To the extent that the filing or effectiveness of the materials necessary for the solicitation of proxies for use at the Company Stockholders Meeting is delayed in order to afford the parties the time necessary to obtain a response with respect to the IRS 357(c) Ruling such delay will be deemed to not constitute, nor constitute any basis for a claim of, a breach of the Company’s covenants under Article VIII hereof or otherwise.
ARTICLE III
Conversion of Shares; Exchange of Certificates

3.1     Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Spinco, the Company or any holder of any Spinco Common Stock:

(a) All of the shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(b)) shall be automatically converted into the right to receive an aggregate number of duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock equal to the product of (x) 5.6667 multiplied by (y) the aggregate number of shares of Company Common Stock issued and outstanding, on a Fully Diluted Basis, immediately prior to the Effective Time (the “Aggregate Merger Consideration”), with each such share of Spinco Common Stock issued and outstanding as of the Effective Time to be converted into the right to receive a number of shares of Company Common Stock equal to (i) the Aggregate Merger Consideration divided by (ii) the aggregate number of shares of Spinco Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(b)) (the “Per Share Merger Consideration”).

(b) Each share of Spinco Common Stock held by Spinco as treasury stock and each share of Spinco Common Stock owned by the Company or any wholly owned Subsidiary of the Company or Spinco, in each case immediately prior to the Effective Time, shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(c) Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist. Each holder of a certificate that, immediately prior to the Effective Time, represented outstanding shares of Spinco Common Stock (collectively, the “Certificates”) shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of any such Certificate, the Per Share Merger Consideration.

(d) Each share of Company Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

3.2     Distribution of Per Share Merger Consideration.
      (a) Agent. Prior to or at the Effective Time, the Company shall deposit with the Agent (as defined in the Distribution Agreement), for the benefit of persons entitled to receive shares of Spinco Common Stock in the Distribution and for distribution in accordance with this Article III, through the Agent, certificates or book-entry authorizations representing the shares of Company Common Stock (such shares of Company Common Stock, together with any dividends or distributions with respect thereto to which the holders thereof may be entitled pursuant to Section 3.2(c), being hereinafter referred to as the “Distribution Fund”) issuable

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pursuant to Section 3.1 in exchange for outstanding shares of Spinco Common Stock. The Agent shall, pursuant to irrevocable instructions, deliver the Company Common Stock contemplated to be issued pursuant to Section 3.1 from the shares of stock held in the Distribution Fund. If the Company deposits the Shares into the Distribution Fund prior to the Effective Time and the Merger is not consummated, the Agent shall promptly return the shares to the Company. The Distribution Fund shall not be used for any other purpose.
      (b) Distribution Procedures. At the Effective Time, all shares of Spinco Common Stock shall be converted into shares of Company Common Stock pursuant to, and in accordance with the terms of this Agreement, immediately following which the Agent shall distribute on the same basis as the shares of Spinco Common Stock would have been distributed in the Distribution and to the persons entitled to receive such Distribution, in respect of the outstanding shares of AT Co. Common Stock held by holders of record of AT Co. Common Stock on the Record Date, all of the shares of Company Common Stock into which the shares of Spinco Common Stock that otherwise would have been distributed in the Distribution have been converted pursuant to the Merger. Each person entitled to receive Spinco Common Stock in the Distribution shall be entitled to receive in respect of the shares of Spinco Common Stock otherwise distributable to such person a certificate or book-entry authorization representing the number of whole shares of Company Common Stock that such holder has the right to receive pursuant to this Article III (and cash in lieu of fractional shares of Company Common Stock, as contemplated by Section 3.2(e)) (and any dividends or distributions pursuant to Section 3.2(c)). The Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Company Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of persons entitled thereto.
      (c) Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Company Common Stock that are not able to be distributed by the Distribution Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any such previously undistributed shares of Common Stock of the Company, there shall be paid to the record holder of the certificates representing such shares of Company Common Stock, without interest (i) at the time of the distribution, the amount of cash payable in lieu of fractional shares of Company Common Stock to which such holder is entitled pursuant to Section 3.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares and a payment date subsequent to the distribution of such shares payable with respect to such whole shares of Company Common Stock. The Company shall deposit in the Distribution Fund all such dividends and distributions.
      (d) No Further Ownership Rights in Spinco Common Stock. All shares of Company Common Stock issued in respect of shares of Spinco Common Stock (including any cash paid pursuant to Section 3.2(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Spinco Common Stock.
      (e) No Fractional Shares. Notwithstanding anything herein to the contrary, no certificate or scrip representing fractional shares of Company Common Stock shall be issued in respect of shares of Spinco Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of the Company. All fractional shares of Company Common Stock that a holder of Spinco Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash determined by multiplying (i) the closing sale price per share of Company Common Stock on the NYSE on the business day preceding the Effective Time, if the stock is being traded on such date, or if the stock is not being traded on such date, the closing sale price per share of Company Common Stock on the NYSE on the first business day that such stock is traded, by (ii) the fraction of a share of Company Common Stock to which such holder would otherwise have been entitled. The Company shall timely make available to the Agent any cash necessary to make payments in lieu of fractional shares as aforesaid. Alternatively, the

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Company shall have the option of instructing the Agent to aggregate all fractional shares of Company Common Stock, sell such shares in the public market and distribute to holders of Spinco Common Stock who otherwise would have been entitled to such fractional shares of Company Common Stock a pro rata portion of the proceeds of such sale.
      (f) Termination of Distribution Fund. Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former stockholders of Spinco on the one-year anniversary of the Effective Time shall be delivered to the Company, upon demand, and any stockholders of Spinco who have not received shares of Company Common Stock in accordance with this Article III shall thereafter look only to the Company for payment of their claim for Company Common Stock and any dividends or distributions with respect to Company Common Stock.
      (g) No Liability. Neither Spinco nor the Surviving Corporation shall be liable to any holder of Spinco Common Stock or any holder of shares of AT Co. Common Stock for shares of Company Common Stock (or dividends or distributions with respect thereto or with respect to Spinco Common Stock) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
      (h) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Spinco shall be closed and no transfer shall be made of any shares of capital stock of Spinco that were outstanding immediately prior to the Effective Time.
      (i) Withholding Rights. Spinco, the Company and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of any Spinco Common Stock such amounts as they determine in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the recipient.
ARTICLE IV
Related Transactions
      The following transactions shall occur at or prior to the Effective Time.

4.1     Distribution. Upon the terms and subject to the conditions of the Distribution Agreement, prior to the Effective Time, AT Co. and Spinco each shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable, including obtaining any consent, approval or waiver from, and satisfying any notification requirements to, any Governmental Authority or other third party, that is required under applicable Laws or pursuant to any Contract to which AT Co., Spinco or any of their respective Subsidiaries is a party or by which any of their respective assets are based, to consummate and make effective the Contribution and the Distribution and the other transactions contemplated by the Distribution Agreement and shall use their respective reasonable best efforts to cause to be effected the Contribution and the Distribution in accordance with the terms of the Distribution Agreement.

4.2     AT Co./ Spinco Transaction Agreements. Upon the terms and subject to the conditions of the Distribution Agreement, at or prior to the Effective Time, AT Co. and Spinco shall each execute and deliver the Tax Sharing Agreement, the Transition Services Agreement and the Employee Matters Agreement, each substantially in the form attached to the Distribution Agreement, as well as the Shared Assets Agreement, the Shared Contracts Agreement and all other agreements, if any, required in connection with the Contribution and the Distribution.

4.3     Corporate Offices. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be the executive offices of Spinco as of immediately prior to the Effective Time.

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4.4     Directors and Officers of Spinco. AT Co. and Spinco shall take all action reasonably necessary to cause the Board of Directors of Spinco immediately prior to the Effective Time to consist of nine (9) members, one (1) of whom shall be the Chairman of the Board of Directors of Spinco, as set forth on Exhibit E hereto, one (1) of whom shall be the Chief Executive Officer of Spinco, as set forth on Exhibit E hereto, six (6) of whom shall be designated by AT Co. and one (1) of whom shall be designated by the Company. Each of the parties hereby acknowledges and agrees that the Company’s designee and at least four (4) of AT Co.’s designees shall be “independent directors” within the meaning given such term under the rules of the NYSE. At the Effective Time, Francis X. Frantz shall serve as Chairman of the Board of Directors of the Surviving Corporation. The Board of Directors of the Surviving Corporation shall be divided into three classes, each initially comprised of three (3) directors, with directors serving staggered three (3) year terms and only one (1) class of directors standing for election each year, it being acknowledged and agreed that (i) the Company’s designee shall be appointed as a Class II director of Spinco with a term expiring at the 2008 annual meeting and (ii) the Chairman of the Board of Directors, the Chief Executive Officer and one director designated by AT Co. shall be appointed as Class III directors of Spinco with terms expiring at the 2009 annual meeting. By no later than the date on which the Company commences solicitation of proxies for use at the Company Stockholders Meeting, (i) AT Co. shall give written notice to the Company setting forth AT Co.’s designees to the Spinco Board of Directors and (ii) the Company shall give written notice to AT Co. setting forth the Company’s designee to the Spinco Board of Directors and, in each case, specifying such information with respect to each such designee as is required to be disclosed in the Proxy Statement/ Prospectus. Spinco shall take all action reasonably necessary so that the officers of Spinco immediately prior to the Effective Time shall consist of the individuals set forth in Exhibit E attached hereto.

4.5     Financing Cooperation.
      (a) Each of AT Co., Spinco and, if reasonably requested by AT Co. or Spinco, the Company shall cooperate in connection with the preparation of all documents and the making of all filings required in connection with the Spinco Financing (as defined in the Distribution Agreement) and the Debt Exchange (as defined in the Distribution Agreement) and shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate the Spinco Financing and the Debt Exchange and the other transactions contemplated in connection therewith. Without limiting the generality of the foregoing, each of AT Co., Spinco and, if reasonably requested by AT Co. or Spinco, the Company shall use their respective reasonable best efforts to cause their respective employees, accountants, counsel and other representatives to cooperate with each other in (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies in connection with the syndication or marketing of the Spinco Credit Agreement (as defined in the Distribution Agreement) and the consummation of the Spinco Notes Offering (as defined in the Distribution Agreement), (ii) preparing business projections, financial statements, offering memoranda, private placement memoranda, prospectuses and similar documents deemed reasonably necessary by AT Co., Spinco or the Company, to be used in connection with consummating the Spinco Financing and the Debt Exchange, (iii) executing and delivering all documents and instruments deemed reasonably necessary by AT Co., Spinco or the Company, including any underwriting or placement agreements, pledge and security documents, other definitive financing documents, including any indemnity agreements, or other requested certificates or documents, legal opinions, engineering reports, environmental assessment reports, surveys and title insurance as may be reasonably requested by Spinco, provided, however, that no such agreements or documents shall impose any monetary obligation or liability on the Company prior to the Effective Time, (iv) disclosing the Spinco Financing and the Debt Exchange, as reasonably appropriate, in the Registration Statement, and (v) taking all other actions reasonably necessary in connection with the Spinco Financing, including any such actions required to permit the assumption by the Surviving Corporation of such Spinco Credit Agreement, Spinco Exchange Notes and Spinco Notes at the Effective Time.
      (b) The Company shall use all reasonable best efforts to cause Deloitte & Touche LLP, the independent auditors of the Company, to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements of the Company needed in connection with the Spinco Financing. The

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Company agrees to allow Spinco’s accounting representatives the opportunity to review any financial statements pursuant to this Section 4.5 and to allow such representatives reasonable access to the Company and its Subsidiaries and supporting documentation with respect to the preparation of such financial statements and to use reasonable best efforts to cause its independent auditors to provide reasonable access to their working papers relating to procedures performed with respect to such financial statements.
      (c) AT Co. and Spinco shall use all reasonable best efforts to cause Pricewaterhouse Coopers LLP, the independent auditors of Spinco, to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements of Spinco needed in connection with the Spinco Financing, the Proxy Statement/ Prospectus or the Registration Statement. Spinco agrees to allow the Company’s accounting representatives the opportunity to review any financial statements pursuant to this Section 4.5 and to allow such representatives reasonable access to Spinco and its Subsidiaries and supporting documentation with respect to the preparation of such financial statements and to use reasonable best efforts to cause its independent auditors to provide reasonable access to their working papers relating to procedures performed with respect to such financial statements.
ARTICLE V
Representations and Warranties of AT Co.
      Except as disclosed in the corresponding section of the Disclosure Letter delivered by AT Co. to the Company immediately prior to the execution of this Agreement and signed by an authorized officer of AT Co. (the “AT Co. Disclosure Letter”) (it being agreed that disclosure of any item in any section of the AT Co. Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face), AT Co. hereby represents and warrants to the Company as follows:

5.1     Organization; Qualification. AT Co. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. AT Co. and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their properties and assets that will be contributed to Spinco pursuant to the Distribution Agreement, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business. Each of AT Co. and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by the Spinco Business that will be contributed to Spinco pursuant to the Distribution Agreement or the nature of the Spinco Business operated by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business.

5.2     Corporate Authority; No Violation.

(a) AT Co. has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is a party and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by AT Co. of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of AT Co., except for such further action of the Board of Directors of AT Co. required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Board of Directors of AT Co. (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Distribution Agreement). This Agreement has been duly executed and delivered by AT Co. and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of AT Co., enforceable against AT Co. in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing

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the availability of equitable remedies). As of the Distribution Date, each other Transaction Agreement to which AT Co. is a party will have been duly executed and delivered by AT Co. and, assuming the due authorization, execution and delivery by the other parties thereto, will constitute a legal, valid and binding agreement of AT Co., enforceable against AT Co. in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) Neither the execution and delivery by AT Co. of this Agreement and other Transaction Agreements to which it is a party nor the consummation by AT Co. of the transactions contemplated hereby or thereby or compliance by AT Co. with any of the provisions hereof or thereof will (i) violate or conflict with any provisions of AT Co.’s Certificate of Incorporation or Bylaws; (ii) result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which AT Co. or any of its Subsidiaries is a party or by which AT Co. or any of its Subsidiaries is bound or affected; (iii) result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Spinco Common Stock, capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which AT Co. or any of its Subsidiaries (including Spinco and its Subsidiaries) is a party or by which AT Co. or its Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 5.2(c) below are obtained, violate or conflict with any order, writ, injunction, decree, Law, ordinance, rule or regulation applicable to AT Co. or any of its Subsidiaries (including Spinco and its Subsidiaries), or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (i) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business.

(c) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and applicable rules and regulations thereunder and FCC Rules, (vi) the approvals set forth on Section 5.2(c) of the AT Co. Disclosure Letter, and (vii) the rules and regulations of the NYSE (collectively, the “AT Co. Approvals”), no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by AT Co. of the transactions contemplated by this Agreement and the other Transaction Agreements, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business.

5.3     Information Supplied. All documents that AT Co. is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby and by each other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by AT Co. in any document, other than the Registration Statement which is addressed in Section 6.8 hereof, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

5.4     AT Co. Reports and Financial Statements.

(a) AT Co. has previously made available to the Company complete and correct copies of:

(i) AT Co.’s Annual Reports on Form 10-K filed with the SEC under the Exchange Act for each of the years ended December 31, 2004, 2003 and 2002;

(ii) AT Co.’s Quarterly Reports on Form 10-Q filed with the SEC under the Exchange Act for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

(iii) each definitive proxy statement filed by AT Co. with the SEC under the Exchange Act since January 1, 2003;

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(iv) all current reports on Form 8-K filed by AT Co. with the SEC under the Exchange Act since January 1, 2003; and

(v) each other form, report, schedule, registration statement and definitive proxy statement filed by AT Co. or any of its Subsidiaries with the SEC since January 1, 2003 and prior to the date hereof (collectively, and together with the items specified in clauses (i) through (iv) above, the “AT Co. SEC Documents”).

(b) As of their respective dates, the AT Co. SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of such AT Co. SEC Documents when filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the AT Co. SEC Documents (including any related notes and schedules) fairly present in all material respects the financial position of AT Co. and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows, changes in stockholder’s equity or other information included therein for the periods or as of the respective dates then ended, subject, where appropriate, to normal year-end audit adjustments (none of which AT Co. management expects to be material), in each case in accordance with past practice and GAAP, consistently applied, during the periods involved (except as otherwise stated therein). Since January 1, 2002, AT Co. has timely filed all reports, registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. Except as set forth in the AT Co. SEC Documents filed prior to the date hereof or Section 5.4 of the AT Co. Disclosure Letter or liabilities incurred in the ordinary course of business, consistent with past practice, since the Interim Balance Sheet Date, AT Co. and its Subsidiaries have not incurred any liability or obligation that is of a nature that would be required to be disclosed on a consolidated balance sheet of AT Co. and its Subsidiaries or in the notes thereto prepared in conformity with GAAP, other than liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business.

(c) AT Co. has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. AT Co. (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by AT Co. in the reports that it files or submits under the Exchange Act with respect to the AT Co. Business and the Spinco Business is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to AT Co.’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of AT Co. required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to AT Co.’s auditors and the audit committee of AT Co.’s Board of Directors, (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect AT Co.’s ability to record, process, summarize and report financial information with respect to the AT Co. Business and the Spinco Business and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the AT Co.’s internal controls over financial reporting with respect to the AT Co. Business and the Spinco Business. AT Co. has made available to the Company any such disclosure made by management to AT Co.’s auditors and the audit committee of AT Co.’s Board of Directors.

5.5     Brokers or Finders. Other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, JP Morgan Securities Inc. and Stephens, Inc., no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by AT Co. or any

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of its Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or other Transaction Agreement.
ARTICLE VI
Representations and Warranties of AT Co. and Spinco
      Except as disclosed in the corresponding section of the Disclosure Letter delivered by Spinco to the Company immediately prior to the execution of this Agreement and signed by an authorized officer of Spinco (the “Spinco Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Spinco Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face), AT Co. and Spinco, jointly and severally, represent and warrant to the Company as follows:

6.1 Organization, Qualification.

(a) Spinco and each of the Spinco Subsidiaries is, or on the date of its incorporation will be a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, has, or will have, all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted or as proposed to be conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, and is, or will be, duly qualified and licensed to do business and is, or will be, in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. The copies of the Spinco Certificate of Incorporation and Bylaws and the Certificate of Incorporation and Bylaws (or analogous governing documents) of each Spinco Subsidiary that is, or upon completion of the Contribution will be, a Significant Subsidiary of Spinco previously made available to the Company are complete and correct copies of such documents as in full force and effect on the date hereof.

(b) Section 6.1(b) of the Spinco Disclosure Letter sets forth a list of the Spinco Subsidiaries and their respective jurisdictions of incorporation, together with a designation of those Spinco Subsidiaries that upon completion of the Contribution will constitute Significant Subsidiaries of Spinco.

6.2     Capital Stock and Other Matters.

(a) As of the date hereof, (i) the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock, (ii) 1,000 shares of Spinco Common Stock are issued and outstanding, and (iii) no shares of Spinco Common Stock are held by Spinco in its treasury. All of the issued and outstanding shares of Spinco Common Stock immediately prior to the Effective Time will be validly issued, fully paid and nonassessable and free of pre-emptive rights.

(b) No bonds, debentures, notes or other indebtedness of Spinco or any of the Spinco Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Spinco (including Spinco Common Stock) may vote (“Spinco Voting Debt”) are, or immediately prior to the Effective Time will be, issued or outstanding.

(c) Except in connection with the Merger or as otherwise provided for in the Transaction Agreements, there are not, and immediately prior to the Effective Time there will not be, any outstanding, securities, options, warrants, convertible securities, calls, rights, commitments, agreements, arrangements, undertakings or Contracts of any kind to which Spinco or any Spinco Subsidiary is a party or by which any of them is bound obligating Spinco or any Spinco Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Spinco Voting Debt or other

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voting securities of Spinco or any Spinco Subsidiary or obligating Spinco or any Spinco Subsidiary to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment, agreement, arrangement, undertaking or Contract.

(d) There are not, and immediately prior to the Effective Time there will not be, any stockholder agreements, voting trusts or other Contracts (other than the Distribution Agreement) to which Spinco is a party or by which it is bound relating to voting or transfer of any shares of capital stock of Spinco.

6.3     Corporate Authority; No Violation.

(a) Spinco has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is a party and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by Spinco of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Spinco, except for such further action by the Board of Directors of Spinco required to effect the reclassification of the Spinco Common Stock, the distribution of the Spinco Exchange Notes to AT Co. and the payment of the Special Dividend, each as contemplated by the Distribution Agreement.

(b) This Agreement has been duly executed and delivered by Spinco and, assuming the due authorization, execution and delivery by the Company and AT Co., constitutes a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). As of immediately prior to the Effective Time, each other Transaction Agreement to which Spinco is a party will have been duly executed and delivered by Spinco and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c) Neither the execution and delivery by Spinco of this Agreement and each other Transaction Agreement to which Spinco is a party, nor the consummation by Spinco of the transactions contemplated hereby or thereby, or performance by Spinco of the provisions hereof or thereof will (i) violate or conflict with any provision of Spinco’s Certificate of Incorporation or Bylaws; (ii) result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Spinco or any Spinco Subsidiary is a party or by which Spinco or any Spinco Subsidiary or any of the Spinco Assets is bound or affected; (iii) result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Spinco Common Stock or capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which Spinco or any Spinco Subsidiary is a party or by which Spinco or any Spinco Subsidiary or any of the Spinco Assets is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 6.3(d) below are obtained, violate or conflict with any order, writ, injunction, decree, Law, ordinance, rule or regulation applicable to Spinco or any Spinco Subsidiary, or any of the properties, businesses or assets of any of the foregoing, other than, in the case of each of clauses (i) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(d) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and FCC Rules, and (vi) the approvals set forth on Section 6.3(d) of the Spinco Disclosure Letter (collectively, the “Spinco Approvals”), no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Spinco of the transactions contemplated by this Agreement and the other Transaction Agreements to which Spinco is a party, except for such

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authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

6.4     Financial Statements.

(a) AT Co. and Spinco have previously made available to the Company:

(i) the audited combined balance sheets of Spinco and its Subsidiaries at December 31, 2002, 2003 and 2004, and the related audited combined statements of operations, cash flows and stockholder’s equity for the fiscal years ended December 31, 2002, 2003 and 2004, including the notes thereto (collectively, the “Audited Financial Statements”); and

(ii) the unaudited interim combined balance sheet at September 30, 2005, and the related unaudited interim combined statements of operations, cash flows and stockholder’s equity for the nine months ended September 30, 2005 (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Spinco Financial Statements”).

(b) AT Co. and Spinco will deliver to the Company promptly upon request any and all other financial other financial statements for Spinco and Spinco Subsidiaries required to be included by Regulation S-X of the Exchange Act in the Registration Statement and the Proxy Statement/ Prospectus.

(c) The Spinco Financial Statements fairly present in all material respects, and any other financial statements prepared in accordance with Section 6.4(b) will fairly present in all material respects, the financial position of the Spinco Business as of the dates thereof, and the results of operations and changes in cash flows, changes in stockholder’s equity or other information included therein for the periods or as of the dates then ended, in each case except as otherwise noted therein and subject, where appropriate, to normal year-end audit adjustments (none of which Spinco management expects to be material). The Spinco Financial Statements and such other financial statements have been or will be prepared in accordance with GAAP, and on a consistent basis, except as otherwise noted therein.

(d) As of the date hereof, neither Spinco nor any of the Spinco Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC.

(e) Except for liabilities incurred in the ordinary course of business, consistent with past practice, since the date of the balance sheet included in the Interim Financial Statements (the “Interim Balance Sheet Date”) or as set forth in the Spinco Financial Statements or the notes thereto, since the Interim Balance Sheet Date, Spinco and the Spinco Subsidiaries have not incurred any liabilities or obligations that are of a nature that would be required to be disclosed on a consolidated balance sheet of Spinco and the Spinco Subsidiaries or in the notes thereto prepared in conformity with GAAP, other than liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(f) At or prior to the Effective Time, Spinco will have (A) designed and be maintaining a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting with respect to the Spinco Business and the preparation of financial statements with respect to the Spinco Business for external purposes in accordance with GAAP, and (B) designed and be maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information that AT Co. is required to disclose with respect to the Spinco Business in the reports AT Co. is required to file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to AT Co.’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of AT Co. required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

6.5     Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement or the other Transaction Agreements, since the Interim Balance Sheet Date, the Spinco Business

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has been conducted in the ordinary course, consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. From the Interim Balance Sheet Date to the date hereof, none of AT Co., Spinco or any of their respective Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a breach of Section 8.2 if taken without the Company’s consent after the date hereof.

6.6     Investigations; Litigation.

(a) There is no investigation or review pending (or, to the knowledge of Spinco or AT Co., threatened) by any Governmental Authority with respect to Spinco or any of the Spinco Subsidiaries, or with respect to AT Co. or any AT Co. Subsidiary relating to the Spinco Business.

(b) There are no actions, suits, inquiries, grievances, arbitrations, investigations or proceedings pending (or, to the knowledge of Spinco or AT Co., threatened) against or affecting Spinco or any of the Spinco Subsidiaries or any of their respective properties or otherwise affecting the Spinco Business at law or in equity and there are no orders, judgments or decrees of any Governmental Authority, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

6.7     Compliance with Laws; Permits.

(a) Spinco and the Spinco Subsidiaries are, or on the Distribution Date will be, and have been since January 1, 2003, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws applicable to Spinco, such Spinco Subsidiaries or any of their respective properties or assets or otherwise affecting the Spinco Business, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Notwithstanding anything contained in this Section 6.7(a), no representation or warranty shall be deemed to be made in this Section 6.7(a) in respect of environmental, tax, employee benefits, labor or communications Laws, which are the subject of the representations and warranties made in Sections 6.10, 6.11, 6.12, 6.13 and 6.21 of this Agreement, respectively.

(b) Spinco and the Spinco Subsidiaries are, or on the Distribution Date will be, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Spinco and the Spinco Subsidiaries to own, lease and operate the Spinco Assets or to carry on the Spinco Business as it is now conducted, or on the Distribution Date will be conducted (the “Spinco Permits”), except where the failure to have any of the Spinco Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. All Spinco Permits are in full force and effect, or immediately prior to the Effective Time will be in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

6.8     Proxy Statement/ Prospectus; Registration Statement. None of the information regarding AT Co. or its Subsidiaries, Spinco or the Spinco Subsidiaries, or the Spinco Business, or the transactions contemplated by this Agreement or any other Transaction Agreement provided by AT Co. or Spinco or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement/ Prospectus or the Registration Statement will, in the case of the definitive Proxy Statement/ Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/ Prospectus and any amendment or supplement thereto and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statement, at the time it becomes effective, at the time of the Company Stockholders Meeting and at the Effective Time contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

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6.9     Information Supplied. All documents that Spinco is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby or by any other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by Spinco in any document, other than the Registration Statement, which is addressed in Section 6.8, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

6.10     Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco:

(a) Spinco and each of the Spinco Subsidiaries is, or on the Distribution Date will be, and since January 1, 2003 has been, in compliance with all applicable Environmental Laws and Spinco and the Spinco Subsidiaries possess, or on the Distribution Date will possess, all Spinco Permits that are required under applicable Environmental Laws and are, or on the Distribution Date will be, in compliance with the terms and conditions thereof;

(b) neither Spinco nor any of the Spinco Subsidiaries has received written notice of, or is the subject of, any actions, causes of action, claims, investigations, demands or notices by any person asserting an obligation on the part of Spinco or the Spinco Subsidiaries to conduct investigations or clean-up activities under Environmental Law or alleging liability under or non-compliance with any Environmental Law (collectively, “Environmental Claims”);

(c) neither Spinco nor any of the Spinco Subsidiaries is subject to any indemnification obligation with respect to Environmental Laws or Hazardous Materials, including such obligations regarding businesses currently or formerly owned or operated by Spinco or any of the Spinco Subsidiaries or regarding properties formerly owned or leased by Spinco or any of the Spinco Subsidiaries;

(d) there is no condition on, at, under or related to any property (including any release of a Hazardous Material into the air, soil, surface water, sediment or ground water at, under or migrating to or from such property) including related to property currently owned, leased or used by AT Co., Spinco or any of their respective Subsidiaries or created by AT Co.’s, Spinco’s or any Spinco Subsidiary’s operations that would give rise to liability for Spinco or any of the Spinco Subsidiaries under applicable Environmental Laws, and, to AT Co.’s and Spinco’s knowledge, the foregoing representation is true and correct with regard to property formerly owned, leased or used by AT Co., Spinco or any of their respective Subsidiaries;

(e) neither AT Co., Spinco nor any of their respective Subsidiaries has any liability with respect to asbestos in any product or within any building or structure;

(f) AT Co. or Spinco has made available to the Company all material site assessments, environmental compliance audits, and other documents relating to environmental matters and relating to the Spinco Business, or the current or former properties or facilities of Spinco and the Spinco Subsidiaries to the extent such documents are in the possession, custody or control of AT Co., Spinco or any of their Subsidiaries, including, without limitation, such documents relating to (i) the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by Spinco, any of the Spinco Subsidiaries or any predecessor in interest thereto and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by Spinco, any of the Spinco Subsidiaries or any other Person on, under, about or from any of the properties currently or formerly owned or leased by, or otherwise in connection with the use or operation of any of the properties owned or leased, or otherwise in connection with the use or operation of any of the properties and assets of Spinco or any of the Spinco Subsidiaries, or their respective businesses and operations.

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(g) This Section 6.10 contains the sole and exclusive representations and warranties of AT Co. and Spinco with respect to environmental matters, including matters relating to Environmental Laws and Hazardous Materials.

6.11     Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco or the Spinco Business, (i) all Tax Returns relating to AT Co. and its Subsidiaries, including Spinco and the Spinco Subsidiaries, or the Spinco Business required to be filed have been filed, (ii) all such Tax Returns are or will be true and correct in all respects, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) relating to AT Co. and its Subsidiaries, including Spinco and the Spinco Subsidiaries, in respect of the Spinco Business or otherwise in respect of the Spinco Business required to be paid, have been paid, (iv) all Taxes relating to AT Co. or its Subsidiaries, including Spinco and the Spinco Subsidiaries, in respect of the Spinco Business or otherwise in respect of the Spinco Business for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly reserved for in the Spinco Financial Statements and (v) AT Co. and its Subsidiaries, including Spinco and the Spinco Subsidiaries, have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Spinco, any Spinco Subsidiary or the Spinco Business, and no power of attorney with respect to any such Taxes has been filed or entered into with any Taxing Authority.

(c) (i) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Spinco or any Spinco Subsidiary or the Spinco Business, as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, any Spinco Subsidiary or the Spinco Business, and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Spinco or any Spinco Subsidiary or the Spinco Business, may be liable with respect to income or other material Taxes which has not been fully paid or finally settled.

(d) Neither Spinco nor any Spinco Subsidiary (i) is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement other than the Tax Sharing Agreement, and the AT Co. and Subsidiaries Tax Sharing Policy currently in effect for taxable periods ending on or after December 31, 1991 (which shall be terminated with respect to Spinco and any Spinco Subsidiary as of the Closing Date), (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which AT Co. is the common parent corporation) or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law.

(e) None of the Spinco Assets is subject to any Tax lien (other than liens for Taxes that are not yet due and payable.

(f) Section 6.11 of the Spinco Disclosure Letter lists all foreign jurisdictions in which Spinco or any Spinco Subsidiary files a material Tax Return.

(g) Neither Spinco nor any Spinco Subsidiary has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustments have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

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(h) Neither Spinco nor any Spinco Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock (other than the Distribution) qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(i) None of AT Co., Spinco, and their respective Subsidiaries has taken or agreed to take any action that is reasonably likely to (nor is any of them aware of any agreement, plan or other circumstance that would) prevent the Tax-Free Status of the Transactions.

(j) None of AT Co., Spinco, and any of their Subsidiaries in respect of the Spinco Business has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

6.12     Benefit Plans.

(a) Section 6.12(a) of the Spinco Disclosure Letter lists each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Spinco or any of the Spinco Subsidiaries, to which Spinco or any of the Spinco Subsidiaries will be a party on the Distribution Date, as provided in the Employee Benefits Agreement, or in which any Person who is currently, has been or, on or prior to the Effective Time, is expected to become an employee of Spinco or any of the Spinco Subsidiaries (a “Spinco Employee”) will be a participant on the Distribution Date, or with respect to which Spinco or any of the Spinco Subsidiaries has any material liability (the “Spinco Benefit Plans”).

(b) No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA has been or as of the Effective Time will have been incurred by Spinco, any of the Spinco Subsidiaries or any ERISA Affiliate of any of them, and no condition exists that would reasonably be expected to result in Spinco or any of the Spinco Subsidiaries incurring any such liability, other than liability for premiums due the PBGC as of the Distribution Date. The present value of accrued benefits under each Spinco Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, will not exceed the then current value of the assets of such plan allocable to such accrued benefits.

(c) No Spinco Benefit Plan is or will be at the Effective Time a “multiemployer plan,” as defined in Section 3(37) of ERISA and (ii) none of Spinco, any of the Spinco Subsidiaries or any ERISA Affiliate of any of them has made or suffered or will as of the Effective Time have made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Section 4203 and 4205 of ERISA, the liability for which has not been satisfied in full.

(d) Each Spinco Benefit Plan has been or for periods on or prior to the Distribution Date will have been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code. All contributions and premium payments required to be made with respect to any Spinco Benefit Plan have now been, or on the Distribution Date will have been, timely made, except as may otherwise be specifically permitted under the terms of the Employee Benefits Agreement. There are no pending or, to the knowledge of Spinco or AT Co., threatened claims by, on behalf of or against any of the Spinco Benefit Plans in effect as of the date hereof or any assets thereof, other than routine benefit claim matters, that, if adversely determined, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to the Company or will be promptly furnished to the Company when made) before the IRS, the United States Department of Labor or the PBGC with respect to any Spinco Benefit Plan.

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(e) Subject to the initial qualification determination filings to be made to the Internal Revenue Service (copies of which will be promptly furnished to the Company when made), each Spinco Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is, or on the Distribution Date will be, so qualified and the trusts maintained thereunder are, or on the Distribution Date will be, exempt from taxation under Section 501(a) of the Code, each trust maintained under any Spinco Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has, or on the Distribution Date will have, satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Spinco Benefit Plan or any such trust.

(f) No Spinco Benefit Plan provides, or on the Distribution Date will provide, medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Spinco or any Spinco Subsidiary or for any other Person for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(g) Except as contemplated by this Agreement and each other Transaction Agreement, no Spinco Benefit Plan or employment arrangement, no similar plan or arrangement sponsored or maintained by AT Co. in which any Spinco Employee is, or on the Distribution Date will be, a participant and no contractual arrangement between Spinco and any third party exists, or on the Distribution Date will exist, that could result in the payment to any current, former or future director, officer, stockholder or employee of Spinco or any of the Spinco Subsidiaries, or of any entity the assets or capital stock of which have been acquired by Spinco or a Spinco Subsidiary, of any money or other property or rights or accelerate or provide any other rights or benefits to any such individual as a result of the consummation of the transactions contemplated by the Transaction Agreements (including the Distribution), whether or not (a) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (b) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

6.13     Labor Matters. Except to the extent listed in Section 6.13 of the Spinco Disclosure Letter, neither Spinco nor any of the Spinco Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract with employees, a labor union or labor organization. Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, (a) as of the date hereof, (i) there are no strikes or lockouts with respect to Spinco Employees, and (ii) there are not now, and to the knowledge of Spinco or AT Co., since January 1, 2003 there has not been, any union organizing effort pending or threatened against Spinco or any of the Spinco Subsidiaries; (b) there is no unfair labor practice, charge, complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Spinco or AT Co., threatened against Spinco or any of the Spinco Subsidiaries; (c) there is no slowdown, or work stoppage in effect or, to the knowledge of Spinco or AT Co., threatened with respect to Spinco Employees; and (d) Spinco and the Spinco Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, (v) immigration, and (vi) the payment of taxes and other withholdings. As of the date hereof, neither Spinco nor any of the Spinco Subsidiaries has any liabilities under the WARN Act as a result of any action taken by Spinco and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

6.14     Intellectual Property Matters. Section 6.14 of the Spinco Disclosure Letter contains a complete and accurate list of (i) all patented or registered Intellectual Property Rights (and pending applications therefore) owned by Spinco or any of the Spinco Subsidiaries, and (ii) all other patented or registered Intellectual Property Rights (and pending applications therefor) used by Spinco or any of the Spinco Subsidiaries, in each case, to the extent material to the Spinco Business taken as a whole. Spinco and the Spinco Subsidiaries own and possess, or will immediately prior to the Effective Time own and

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possess, free and clear of any Liens, except Permitted Encumbrances, all right, title and interest in and to, or have, or will immediately prior to the Effective Time have, adequate licenses or other valid and enforceable rights to use, all material Intellectual Property Rights used or held for use in connection with the Spinco Business as currently conducted and as proposed to be conducted immediately prior to the Effective Time (including in connection with services provided by Spinco and the Spinco Subsidiaries to third parties) (the “Spinco IP Rights”), except where the failure to own or possess such items would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. To the best of AT Co.’s or Spinco’s knowledge, there is no assertion or claim challenging the validity, enforceability, ownership or use of any of the foregoing that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. The conduct of the Spinco Business as currently conducted and proposed to be conducted immediately prior to the Effective Time does not infringe, misappropriate or otherwise conflict in any way with any Intellectual Property Rights of any third party that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. To the best of AT Co.’s or Spinco’s knowledge, there are no infringements or misappropriations of, or other conflicts with, any Intellectual Property Rights owned by or licensed by or to Spinco or any Spinco Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. The transactions contemplated by this Agreement shall not impair the right, title or interest of Spinco or any Spinco Subsidiary in and to the Spinco IP Rights, and all of the Spinco IP Rights shall be owned or available for use by the Surviving Corporation immediately after the Effective Time on terms and conditions identical, in all material respects, to those under which Spinco and the Spinco Subsidiaries owned or used the Spinco IP Rights immediately prior to the Effective Time, except where such impairment or failure to be owned or available for use would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

6.15     Material Contracts.

(a) Except for this Agreement, each other Transaction Agreement, the Spinco Credit Agreement, the Indenture governing the Spinco Notes, the Voting Agreement, the Spinco Benefit Plans and except as filed as an exhibit to any AT Co. SEC Document or as disclosed in Section 6.15 of the Spinco Disclosure Letter, neither AT Co. nor any of its Subsidiaries with respect to the Spinco Business is, and neither Spinco nor any Spinco Subsidiary will be immediately prior to the Effective Time a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 6.15 being referred to herein as “Spinco Material Contracts”).

(b) Neither Spinco nor any Spinco Subsidiary nor AT Co. nor any AT Co. Subsidiary is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. To the knowledge of Spinco or AT Co. and their respective Subsidiaries, no other party to any Spinco Material Contract is in breach of or in default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Each Spinco Material Contract is a valid and binding obligation of Spinco or any Spinco Subsidiary or AT Co. or any AT Co. Subsidiary which is a party thereto and, to the knowledge of Spinco or AT Co. and their respective Subsidiaries, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

6.16     Brokers or Finders. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, JP Morgan Securities Inc. and Stephens, Inc., no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Spinco or any Spinco Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar

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fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or each other Transaction Agreement.

6.17     Board and Stockholder Approval. The Boards of Directors of AT Co. and Spinco, in each case, at a meeting duly called, have unanimously approved this Agreement and declared it advisable. As of the date hereof, the sole stockholder of Spinco is AT Co. Immediately after execution of this Agreement, AT Co. will approve and adopt (the “Spinco Stockholder Approval”) at a meeting of AT Co., as Spinco’s sole stockholder, all aspects of this Agreement and other Transaction Agreements and the transactions contemplated hereby and thereby which require the consent of Spinco’s stockholders under the DGCL, the NYSE rules, Spinco’s Certificate of Incorporation or Spinco’s Bylaws. The approval of AT Co.’s stockholders is not required to effect the transactions contemplated by the Distribution Agreement, this Agreement or the other Transaction Agreements. Upon obtaining the Spinco Stockholder Approval, the approval of Spinco’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended in accordance with Section 251(d) of the DGCL after the Distribution Date and such approval is required, solely as a result of such amendment, under the DGCL, Spinco’s Certificate of Incorporation or Spinco’s Bylaws or by the IRS.

6.18     Assets.

(a) After giving effect to the Contribution and the other transactions described in or contemplated by the Distribution Agreement, Spinco, together with the Spinco Subsidiaries, will have, in all material respects, good and valid title (and, with respect to the Owned Real Property and Spinco Leasehold Improvements, good and marketable title) or, in the case of the Leased Real Property, valid leasehold interests in, all of the Spinco Assets, except where the failure to have such good and valid or marketable title, or valid leasehold interest, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(b) At the Effective Time, the Assets of Spinco and the Spinco Subsidiaries, take together with the services available from AT Co. under the Transition Services Agreement, the Assets subject to the Shared Assets Agreement and the Contracts subject to the Shared Contracts Agreement, will be sufficient for the operation of the Spinco Business in all material respects as currently conducted and as proposed to be conducted at the Effective Time.

6.19     Spinco Real Property.

(a) Section 6.19(a) of the Spinco Disclosure Letter sets forth the address and description of all Real Property that is, or following the Contribution will be, Spinco Owned Real Property, the loss of which would be material and adverse to the Spinco Business as a whole. With respect to such Spinco Owned Real Property: (A) except as set forth in Section 6.19(a) of the Spinco Disclosure Letter, Spinco or Spinco Subsidiaries have not leased or otherwise granted to any Person the right to use or occupy such Spinco Owned Real Property or any material portion thereof; and (B) other than the right of the Company pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Spinco Owned Real Property or any material portion thereof or interest therein.

(b) Section 6.19(b) of the Spinco Disclosure Letter sets forth the address of all Spinco Leased Real Property, the loss of which would be material and adverse to the Spinco Business as a whole, and a true and complete list of all Spinco Leases for such properties (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Spinco Leased Real Property. Spinco has made available to the Company a true and complete copy of each such Spinco Lease document, and in the case of any such Lease that is an oral Lease, a written summary of the material terms of such Lease. Except as set forth in Section 6.19(b) of the Spinco Disclosure Letter, or as would not be reasonably expected to have a Material Adverse Effect on Spinco, with respect to each such Spinco Lease: (i) Spinco or Spinco’s Subsidiaries’ possession and quiet enjoyment of the Spinco Leased Real Property under such Spinco Lease has not been disturbed, and, to Spinco’s knowledge, there

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are no disputes with respect to such Spinco Lease; (ii) neither Spinco nor Spinco Subsidiaries owe any material brokerage commissions or finder’s fees with respect to such Spinco Lease; (iii) Spinco or Spinco Subsidiaries have not subleased, licensed or otherwise granted any Person the right to use or occupy such Spinco Leased Real Property or any portion thereof; (iv) Spinco or Spinco Subsidiaries have not collaterally assigned or granted any other security interest in such Spinco Lease or any interest therein; and (v) there are no Liens on the estate or interest created by such Spinco Lease other than Permitted Encumbrances.

(c) Except as would not be reasonably expected to have a Material Adverse Effect on Spinco, the Spinco Leasehold Improvements and all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Spinco Owned Real Property are in good condition and repair and sufficient for the operation of the Spinco Business.

6.20     Communications Regulatory Matters.

(a) Spinco and the Spinco Subsidiaries hold, or on the Distribution Date will hold, all approvals, authorizations, certificates and licenses issued by the FCC, state public service or public utility commissions (the “State Regulators”) set forth in Section 6.19(a) of the Spinco Disclosure Letter, and all other material regulatory permits, approvals, licenses, and other authorizations, including but not limited to franchises, ordinances and other agreements granting access to public rights of way, issued or granted to Spinco or any Spinco Subsidiary by a state or federal agency or commission or other federal, state or local or foreign regulatory bodies regulating competition and telecommunications businesses (the “Spinco Licenses”) that are required for the conduct of the Spinco Business, as presently conducted and as proposed to be conducted, except such Spinco Licenses the failure of which to so hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(b) Each Spinco License is, or will be on the Distribution Date, valid and in full force and effect and has not been, or will not have been, suspended, revoked, cancelled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. No Spinco License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco, or (ii) any pending regulatory proceeding (other than those affecting the wireline industry generally) or judicial review before a Governmental Authority, unless such pending regulatory proceedings or judicial review would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco. Neither AT Co. nor Spinco has knowledge of any event, condition or circumstance that would preclude any Spinco License from being renewed in the ordinary course (to the extent that such Spinco License is renewable by its terms), except where the failure to be renewed has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(c) The licensee of each Spinco License is, or on the Distribution Date will be in compliance with each Spinco License and has fulfilled and performed, or will fulfill or perform, all of its material obligations with respect thereto, including all reports, notifications and applications required by the Communications Act or the rules, regulations, policies, instructions and orders of the FCC (the “FCC Rules”) or similar rules, regulations, policies, instructions and orders of State Regulators and the payment of all regulatory fees, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(d) Spinco or a wholly owned Spinco Subsidiary owns, or on the Distribution Date will own, one hundred percent (100%) of the equity and controls, or on the Distribution Date will control, one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Spinco Licenses, except where the failure to own such equity or control such voting power and decision-making

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authority of such licensees would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco.

6.21     Spinco Operations. Spinco is a direct, wholly owned Subsidiary of AT Co. that, subject to the terms of the Distribution Agreement, following the Contribution will own, directly or indirectly, the Spinco Assets, and will have assumed, directly or indirectly, the Spinco Liabilities, all as provided in the Distribution Agreement.

6.22     Opinion of Spinco Financial Advisor. Spinco and AT Co., as the sole stockholder of Spinco, have received the written opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated, JP Morgan Securities Inc. and Stephens, Inc., to the effect that, as of the date hereof the Exchange Ratio (as defined therein) is fair from a financial point of view to holders of AT Co. Common Stock who become holders of Spinco Common Stock in the Distribution. Spinco has previously delivered a copy of such opinion to the Company.

6.23     Company Common Stock. Neither AT Co. nor Spinco owns (directly or indirectly, beneficially or of record) nor is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

6.24     Affiliate Transactions. Except as specifically provided in this Agreement or any of the other Transaction Agreements or as disclosed in the AT Co. SEC Documents, there are no transactions or Contracts of the type that would be required to be disclosed by Spinco under Item 404 of Regulation S-K if Spinco were a company subject to such Item between or among (a) AT Co., Spinco or any Spinco Subsidiary, on the one hand, and (b) Jeffrey R. Gardner or Francis X. Frantz, on the other hand.
ARTICLE VII
Representations and Warranties of the Company
      Except as disclosed in the corresponding section of the Disclosure Letter delivered by the Company to AT Co. and Spinco immediately prior to the execution of this Agreement and signed by an authorized officer of the Company (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face), the Company represents and warrants to AT Co. and Spinco as follows:

7.1     Organization, Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The copies of the Company’s Certificate of Incorporation and Bylaws and the Certificate of Incorporation and Bylaws (or analogous governing documents) of any Company Subsidiary that is a Significant Subsidiary of the Company, previously made available to AT Co. and Spinco are complete and correct copies of such documents as in full force and effect on the date hereof.

(b) Section 7.1(b) of the Company Disclosure Letter sets forth a list of the Company Subsidiaries and their respective jurisdictions of incorporation or organization, together with a designation of those Company Subsidiaries constituting Significant Subsidiaries of the Company.

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7.2     Capital Stock and Other Matters.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock of the Company. At the close of business on December 6, 2005, (i) 71,130,634 shares of Company Common Stock were issued and outstanding, 342,469 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans; (ii) 3,400 shares of Company Common Stock were held by the Company in its treasury or by its Subsidiaries; and (iii) no shares of preferred stock of the Company were issued and outstanding. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights.

(b) No bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of the Company (including Company Common Stock) may vote (“Company Voting Debt”) are, or at the Distribution Date will be, issued or outstanding.

(c) Except as set forth in Section 7.2(a) above or as set forth in Section 7.2(c) of the Company Disclosure Letter, there are no outstanding securities, options, warrants, convertible securities, calls, rights, commitments, agreements, arrangements, undertakings or Contracts of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Common Stock, Company Voting Debt or other voting securities of the Company or any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment, agreement, arrangement, undertaking or Contract.

(d) Except for that certain Securityholders Agreement, dated February 14, 2005, by and among the Company and certain of its stockholders, there are no stockholder agreements, voting trusts or other Contracts to which the Company is a party or by which it is bound relating to voting or transfer of any shares of capital stock of the Company.

7.3     Corporate Authority; No Violation.

(a) The Company has the corporate power and authority to enter into this Agreement, and subject to obtaining the Requisite Approval, to carry out its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company, subject to obtaining the Requisite Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by AT Co., and Spinco, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) violate or conflict with any provisions of the Company’s Certificate of Incorporation or Bylaws; (ii) result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound or affected; (iii) result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Company Common Stock or on any of the assets of the Company or any of the Company Subsidiaries pursuant to any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or the Company

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Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 7.3(c) below are obtained, violate or conflict with any order, writ, injunction, decree, Law, ordinance, rule or regulation applicable to the Company or any of the Company Subsidiaries, or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (i) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and applicable rules and regulations thereunder, (vi) the approvals set forth on Section 7.3(c) of the Company Disclosure Letter; (vii) the rules and regulations of the NYSE, and (viii) the Requisite Approval (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with any Governmental Authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

7.4     Company Reports and Financial Statements.

(a) The Company has previously made available to Spinco complete and correct copies of:

(i) Company’s Annual Reports on Form 10-K filed with the SEC under the Exchange Act for the years ended December 31, 2004, and the Company’s audited consolidated balance sheet at December 31, 2003 and 2002, and the related audited consolidated statements of operations, cash flows and stockholder’s equity for the fiscal years ended December 31, 2003 and 2002 (the “Company Pre-IPO Financial Statements”);

(ii) Company’s Quarterly Reports on Form 10-Q filed with the SEC under the Exchange Act for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

(iii) each definitive proxy statement filed by the Company with the SEC under the Exchange Act prior to the date hereof;

(iv) all current reports on Form 8-K filed by the Company with the SEC under the Exchange Act prior to the date hereof; and

(v) each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries with the SEC prior to the date hereof (collectively, and together with the items specified in clauses (i) through (iv) above, the “Company SEC Documents”).

(b) As of their respective dates, the Company SEC Documents complied in all material respects, and each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of such Company SEC Documents when filed contained, or will contain, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Documents and the Additional Company SEC Documents and the Company Pre-IPO Financial Statements fairly present in all material respects, or will fairly present in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows, changes in stockholder’s equity or other information included therein for the periods or as of the respective dates then ended, subject, where appropriate, to normal year-end audit adjustments (none of which Company management expects to be material), in each case in accordance with past practice and GAAP, consistently applied, during the periods involved

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(except as otherwise stated therein). Since its initial public offering in February 2005, the Company has timely filed all reports, registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. Except as set forth in the Company SEC Documents filed prior to the date hereof or as set forth in Section 7.4 of the Company Disclosure Letter or liabilities incurred in the ordinary course of business, consistent with past practice, since the Interim Balance Sheet Date, the Company and its Subsidiaries have not incurred any liability or obligation that is of a nature that would be required to be disclosed on a consolidated balance sheet of the Company and its Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company and the Company Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to the Company’s auditors and the audit committee of the Company’s Board of Directors, (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information with respect to the Company and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available to AT Co. and Spinco any such disclosure made by management to the Company’s auditors and the audit committee of the Company’s Board of Directors.

7.5     Absence of Certain Changes or Events. Except as specifically contemplated by this Agreement, since the Interim Balance Sheet Date, each of the Company and the Company Subsidiaries has conducted its business in the ordinary course, consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. From the Interim Balance Sheet Date to the date hereof, none of the Company or any of the Company Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a breach of Section 8.1 if taken without the consent of AT Co. and Spinco after the date hereof.

7.6     Investigations; Litigation. Except as described in the Company SEC Documents:

(a) There is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Authority with respect to the Company or any of the Company Subsidiaries.

(b) There are no actions, suits, inquiries, grievances, arbitrations, investigations or proceedings pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of the Company Subsidiaries or any of their respective properties at law or in equity before and there are no orders, judgments or decrees of or before any Governmental Authority, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

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7.7     Compliance with Laws; Permits.

(a) The Company and the Company Subsidiaries are, and since January 1, 2003 have been, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws, applicable to the Company, such Company Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Notwithstanding anything contained in this Section 7.7(a), no representation or warranty shall be deemed to be made in this Section 7.7(a) in respect of environmental, tax, employee benefits, labor or communications Laws matters, which are the subject of the representations and warranties made in Sections 7.10, 7.11, 7.12, 7.13 and 7.15 of this Agreement, respectively.

(b) The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

7.8     Proxy Statement/ Prospectus; Registration Statement. None of the information regarding the Company or the Company Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/ Prospectus or the Registration Statement will, in the case of the definitive Proxy Statement/ Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/ Prospectus and any amendment or supplement thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statement, at the time it becomes effective, at the time of the Company Stockholders Meeting and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information provided by AT Co. or Spinco specifically for inclusion in, or incorporation by reference into, the Registration Statement.

7.9     Information Supplied. All documents that the Company is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby or by any other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by the Company in any document, other than the Proxy Statements/ Prospectus and Registration Statement, which are addressed in Section 7.8, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

7.10     Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) The Company and each of the Company Subsidiaries is and since January 1, 2003 has been in compliance with all applicable Environmental Laws and the Company and the Company Subsidiaries possess all Company Permits that are required under applicable Environmental Laws, and are in compliance with the terms and conditions thereof;

(b) neither the Company nor any of the Company Subsidiaries has received written notice of, or, is the subject of, any Environmental Claims;

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(c) neither the Company nor any of the Company Subsidiaries is subject to any indemnification obligation with respect to Environmental Laws or Hazardous materials, including such obligations regarding businesses currently or formerly owned or operated by the Company or any of the Company Subsidiaries or regarding properties formerly owned or leased by the Company or any of the Company Subsidiaries;

(d) there is no condition on, at, under or related to any property (including any release of a Hazardous Material into the air, soil, surface water, sediment or ground water at, under or migrating to or from such property), including related to property currently owned, leased or used by the Company or any of the Company Subsidiaries or created by the Company’s or any Company Subsidiary’s operations that, would give rise to liability for the Company or any of the Company Subsidiaries under applicable Environmental Laws, and, to the Company’s knowledge, the foregoing representation is true and correct with regard to property formerly owned, leased or used by the Company or any of the Company Subsidiaries; and

(e) neither the Company nor any Company Subsidiary has any liability with respect to asbestos in any product or within any building or structure;

(f) The Company has made available to AT Co. and Spinco all material site assessments, environmental compliance audits, and other documents relating to environmental matters, and relating to the Company or its current or former properties or facilities to the extent such documents are in the possession, custody or control of the Company or any of the Company Subsidiaries, including without limitation such documents relating to (i) the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by the Company, any of the Company Subsidiaries or any predecessor in interest thereto and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by the Company, any of the Company Subsidiaries or any other Person on, under, about or from any of the properties currently or formerly owned or leased by, or otherwise in connection with the use or operation of any of the properties owned or leased, or otherwise in connection with the use or operation of any of the properties and assets of the Company or any of the Company Subsidiaries, or its businesses and operations.

(g) This Section 7.10 contains the sole and exclusive representations and warranties of AT Co. and Spinco with respect to environmental matters, including matters relating to Environmental Laws and Hazardous Materials.

7.11     Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) all Tax Returns relating to the Company and the Company Subsidiaries required to be filed have been filed, (ii) all such Tax Returns are true and correct in all respects, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) relating to the Company or any the Company Subsidiary required to be paid, have been paid, (iv) all Taxes relating to the Company and the Company Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly reserved for in the books and records of the Company, and (v) the Company and the Company Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any Company Subsidiary and no power of attorney with respect to any such Taxes has been filed or entered into with any Taxing Authority.

(c) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Company or any Company Subsidiary,

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as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any Company Subsidiary may be liable with respect to income or other material Taxes which has not been fully paid or finally settled.

(d) Neither the Company nor any Company Subsidiary (i) is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company is the common parent corporation) or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law.

(e) None of the assets of the Company or any of the Company Subsidiaries is subject to any Tax lien (other than liens for Taxes that are not yet due and payable).

(f) Section 7.11 of the Company Disclosure Letter lists all foreign jurisdictions in which the Company or any Company Subsidiary files a material Tax Return.

(g) Neither the Company nor any Company Subsidiary has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustments have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (I) in the two years prior to the date of this Agreement or (II) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(i) Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action that is reasonably likely to (nor are any of them aware of any agreement, plan or other circumstance that would) prevent the Tax-Free Status of the Transactions.

(j) Neither the Company nor any Company Subsidiary has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

7.12     Benefit Plans.

(a) Section 7.12(a) of the Company Disclosure Letter lists each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries, to which the Company or any of the Company Subsidiaries is a party or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee of the Company or any of the Company Subsidiaries (a “Company Employee”) is a participant (the “Company Benefit Plans”), or with respect to which the Company or any of the Company Subsidiaries has or could have any material liability.

(b) No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA has been incurred by the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them, and no condition exists that would reasonably be expected to result in the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them of incurring any such liability, other than liability for premiums due the PBGC. The present value of accrued benefits

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under each Company Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(c) (i) No Company Benefit Plan is a “multiemployer pension plan,” as defined in Section 3(37) of ERISA and (ii) none of the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, which has not been satisfied in full.

(d) Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including, ERISA and the Code. All contributions required to be made with respect to any Company Benefit Plan have been timely made, except for outstanding contributions in the ordinary course. There are no pending or, to the knowledge of the Company, threatened claims by, on behalf of or against any of the Company Benefit Plans or any assets thereof, other than routine benefit claim matters, that, if adversely determined would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to the AT Co. and Spinco or will be promptly furnished to the AT Co. and Spinco when made) with respect to any of the Company Benefit Plans before the IRS, the United States Department of Labor or the PBGC.

(e) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any Company Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Company Benefit Plan or any such trust.

(f) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). The Company has the right, and will have the right after the Effective Time to terminate any Company Benefit Plan or to amend any such Company Benefit Plan to reduce future benefits, (including any Company Benefit Plan that provides post-retirement medical and life insurance benefits) without incurring or otherwise being responsible for any material liability with respect thereto.

(g) No Company Benefit Plan or employment arrangement, and no contractual arrangements between the Company and any third party, exists that could result in the payment to any current, former or future director, officer, stockholder or employee of the Company or any of the Company Subsidiaries, or of any entity the assets or capital stock of which have been acquired by the Company or a Company Subsidiary, of any money or other property or rights or accelerate or provide any other rights or benefits to any such individual as a result of the consummation of the transactions contemplated by the Transaction Agreements whether or not (a) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (b) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

7.13     Labor Matters. Except to the extent listed in Section 7.13 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract with employees, a labor union or labor organization. Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) as of the date hereof, (i) there are no strikes or lockouts with respect to Company Employees, and (ii) there are not now and, to the knowledge of the Company, since January 1, 2003 there has not been, any union organizing effort pending or

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threatened against the Company or any of the Company Subsidiaries; (b) there is no unfair labor practice, charges or complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries; (c) there is no slowdown, or work stoppage in effect or, to the knowledge of Company, threatened with respect to Company Employees; and (d) the Company and the Company Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, (v) immigration, and (vi) the payments of taxes and other withholdings. As of the date hereof, neither the Company nor any of the Company Subsidiaries has any liabilities under the WARN Act as a result of any action taken by the Company and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

7.14     Intellectual Property Matters. Section 7.14 of the Company Disclosure Letter contains a complete and accurate list of (i) all patented or registered Intellectual Property Rights (and pending applications therefor) owned by the Company or any of the Company Subsidiaries, and (ii) all other patented or registered Intellectual Property Rights (and pending applications therefor) used by the Company or any of the Company Subsidiaries and material to the business of the Company and the Company Subsidiaries in each case, to the extent material to the business of the Company as a whole. The Company and the Company Subsidiaries own and possess free and clear of any Liens except Permitted Encumbrances, all right, title and interest in and to, or have adequate licenses or other valid and enforceable rights to use all material Intellectual Property Rights used or held for use in connection with the business of the Company and the Company Subsidiaries taken as a whole as currently conducted and as proposed to be conducted immediately prior to Effective Time (including in connection with services provided by the Company and the Company Subsidiaries to third parties) (the “Company IP Rights”), except where the failure to own or possess such items would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the best of the Company’s knowledge, there is no assertion or claim challenging the validity, enforceability, ownership or use of any of the foregoing that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The conduct of the business of the Company and the Company Subsidiaries taken as a whole as currently conducted and as proposed to be conducted immediately after the Effective Time does not infringe, misappropriate or otherwise conflict in any way with any Intellectual Property Rights of any third party that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the best of the Company’s knowledge, there are no infringements or misappropriations of or other conflicts with, any Intellectual Property Rights owned by or licensed by or to the Company or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The transactions contemplated by this Agreement shall not impair the right, title or interest of the Company or any Company Subsidiary in and to the Company IP Rights, and all of the Company IP Rights shall be owned or available for use by the Surviving Corporation immediately after the Effective Time on terms and conditions identical in all material respects to those under which the Company and the Company Subsidiaries owned or used the Company IP Rights immediately prior to the Effective Time, except where such impairment or failure to be owned or available for use would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

7.15     Communications Regulatory Matters.

(a) The Company and the Company Subsidiaries hold all approvals, authorizations, certificates and licenses issued by the FCC and State Regulators set forth in Section 7.15(e) of the Company Disclosure Letter, and all other material regulatory permits, approvals, licenses, and other authorizations, including but not limited to franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any Company Subsidiary by a state or federal agency or commission or other federal, state or local or foreign regulatory bodies regulating competition and telecommunications businesses (the “Company Licenses”) that are required for the Company and the Company

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Subsidiaries to conduct its business, as presently conducted and as proposed to be conducted, except such Company Licenses the failure of which to so hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Each Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or (ii) any pending regulatory proceeding (other than those affecting the wireless industry generally) or judicial review before a Governmental Authority, unless such pending regulatory proceedings or judicial review would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and the Company Subsidiaries have no knowledge of any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure to be renewed has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The licensee of each Company License is in compliance with each Company License and has fulfilled and performed all of its material obligations with respect thereto, including all reports, notifications and applications required by the Communications Act or the FCC Rules or similar rules, regulations, policies, instructions and orders of State Regulators, and the payment of all regulatory fees, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) The Company or a Company Subsidiary owns one hundred percent (100%) of the equity and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses, except where the failure to own such equity or control such voting power and decision-making authority of such licensees would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

7.16     Material Contracts.

(a) Except for this Agreement, each other Transaction Agreement, the Company Benefit Plans and except as filed as an exhibit to any Company SEC Document or as disclosed in Section 7.16 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of the Company Subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 7.16 being referred to herein as “Company Material Contracts”).

(b) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary which is a party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other

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forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

7.17     Company Real Property.

(a) Section 7.17(a) of the Company Disclosure Letter sets forth the address and description of all Company Owned Real Property, the loss of which would be material and adverse to the business of the Company as a whole. With respect to such Company Owned Real Property: (A) except as set forth in Section 7.17(a) of the Company Disclosure Letter or as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company or Company Subsidiaries have not leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any material portion thereof; and (B) other than the right of the Company pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any material portion thereof or interest therein.

(b) Section 7.17(b) of the Company Disclosure Letter sets forth the address of all Company Leased Real Property, the loss of which would be material and adverse to the business of the Company as a whole, and a true and complete list of all Company Leases for such property (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Company Leased Real Property. The Company has made available to AT Co. a true and complete copy of each such Company Lease document, and in the case of any such Lease that is an oral Lease, a written summary of the material terms of such Lease. Except as set forth in Section 7.17(b) of the Company Disclosure Letter or as would not reasonably be expected to have a Material Adverse Effect on the Company, with respect to each such Spinco Lease: (i) the Company’s or Company Subsidiaries’ possession and quiet enjoyment of the Company Leased Real Property under such Company Lease has not been disturbed, and to Company’s knowledge, there are no disputes with respect to such Company Lease; (ii) Company or Company Subsidiaries have not subleased, licensed or otherwise granted any Person the right to use or occupy such Company Leased Real Property or any portion thereof; (iii) the Company or Company Subsidiaries have not collaterally assigned or granted any other security interest in such Company Lease or any interest therein; and (iv) there are no Liens on the estate or interest created by such Company Lease other than Permitted Encumbrances.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company Leasehold Improvements and all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Company Owned Real Property are in good condition and repair and sufficient for the operation of the Company Business.

7.18     Opinion of Company Financial Advisors. The Company has received the written opinions of Wachovia Capital Markets, LLC and Bear Stearns & Co., Inc., to the effect that, as of the date hereof, the financial effects of the Merger are fair, from a financial point of view, to the Company and its stockholders. The Company has previously delivered a copy of such opinion to AT Co.

7.19     Brokers or Finders. Except for Wachovia Capital Markets, LLC and Bear Stearns & Co., Inc., a copy of whose engagement agreement has been provided to AT Co., no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by the Company, or any of the Company Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or any other Transaction Agreement.

7.20     Takeover Statutes. Other than Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination,” “stockholder protection” or other similar antitakeover statute or regulation enacted under Delaware law, or, to the knowledge of the Company, under the law of any other jurisdiction, will apply to this Agreement, the Voting Agreement, the Merger or the transactions contemplated hereby or thereby. Assuming the accuracy of the representation and warranty set forth in Section 7.3, the action of the Board of Directors of the Company in approving this Agreement

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and the transactions provided for herein is sufficient to render inapplicable to this Agreement, the Voting Agreement, the Merger and the transactions contemplated hereby or thereby and the transactions provided for herein, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

7.21     Certain Board Findings. The Board of Directors of the Company, at a meeting duly called and held, (i) has determined that this Agreement and the transactions contemplated hereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and (iii) has resolved to recommend that the stockholders of the Company entitled to vote thereon adopt this Agreement at the Company Stockholders Meeting.

7.22     Vote Required. The only vote of the stockholders of the Company required under any of the DGCL, the NYSE rules or the Company’s Certificate of Incorporation for adoption of this Agreement, is the affirmative vote of the holders of a majority in voting power of all outstanding shares of Company Common Stock at the Company Stockholders Meeting (sometimes referred to herein as the “Requisite Approval”).

7.23     Affiliate Transactions. Except as specifically provided in this Agreement or any of the other Transaction Agreements or as disclosed in the Company SEC Reports, there are no transactions or Contracts of the type required to be disclosed by the Company under Item 404 of Regulation S-K between or among (a) the Company or any Company Subsidiary, on the one hand, and (b) any individual who is a “named executive officer” of the Company (as such term is defined in Section 402 of Regulation S-K), on the other hand.
ARTICLE VIII
Covenants and Agreements

8.1     Conduct of Business by the Company Pending the Merger. Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except as may be consented to in writing by AT Co. and Spinco (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Section 8.1 of the Company Disclosure Letter, the Company covenants and agrees that each of the Company and the Company Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and use all reasonable best efforts to preserve intact its present business organization, maintain rights and franchises, keep available the services of its current officers and key employees and preserve its relationships with customers, suppliers and others having business dealings with it in such a manner that its goodwill and ongoing businesses are not impaired in any material respect. Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date except (i) as may be required by Law (provided that any party availing itself of such exception must first consult with the other party), (ii) as may be consented to in writing by AT Co. and Spinco (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly permitted by this Agreement or the other Transaction Agreements, or (iv) as set forth in Section 8.1 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of the Company Subsidiaries to:

(a) (i) declare or pay any dividends on or make other distributions in respect of any shares of its capital stock or partnership interests (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock, as the case may be, of the applicable corporation are owned directly or indirectly by the Company and the payment of regular quarterly dividends each in an amount not to exceed $0.36 per share at times consistent with the past dividend payment practices of the Company (including a final partial regular quarterly dividend to be declared and paid to pre-Closing Company stockholders, pro rated for the number of days elapsed between (x) the beginning of the quarterly period

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in which the Effective Time occurs and (y) the day immediately preceding the Effective Time); (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock (including any securities convertible or exchangeable into such capital stock), except as required by the terms of the securities outstanding on the date hereof or as required by the terms of a Company Benefit Plan;

(b) issue, deliver or sell, or authorize any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible securities, other than (i) the issuance of shares of Company Common Stock upon the exercise of stock options that are outstanding on the date hereof pursuant to the Company Benefit Plans; and (ii) issuances by a wholly owned Subsidiary of the Company of its capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of the Company;

(c) amend its Certificate of Incorporation or Bylaws (or other similar organizational documents) in any manner that would prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement;

(d) acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets, (excluding the acquisition of assets used in the operations of the business of the Company and its Subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor);

(e) except in the ordinary course of business, consistent with past practice, sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of the Company but excluding inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice).

(f) except in the ordinary course of business, consistent with past practice, incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others or enter into any material lease (whether such lease is an operating or capital lease) or otherwise incur any material obligation or liability (absolute or contingent) other than (i) the incurrence of additional indebtedness under the Company Credit Agreement in an amount not to exceed $5,000,000, (ii) pursuant to any customer Contract or vendor Contract entered into in the ordinary course of business consistent with past practice, and (iii) in connection with equipment leasing in the ordinary course of business consistent with past practice;

(g) except in the ordinary course of business, consistent with past practice, incur or commit to any individual capital expenditure or any obligation or liability in connection with any capital expenditure in excess of $2,000,000 or incur or commit to aggregate capital expenditures or obligations or liabilities in connection with any capital expenditure in excess of $5,000,000, in each case, other than capital expenditures or obligations or liabilities in connection therewith to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), or as contemplated by the Company’s 2005 or 2006 capital expenditure budget, copies of which have been previously provided to AT Co. and Spinco;

(h) except to the extent provided in subsection (h) of Section 8.1 of the Company Disclosure Letter, (i) other than in the ordinary course of business, consistent with past practice, grant any material increases in the compensation of any of its directors, officers or employees, except in the ordinary course of business consistent with past practice; (ii) pay or agree to pay to any director, officer or employee,

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whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof; (iii) other than in the ordinary course of business consistent with past practice, enter into any new, or materially amend any existing, employment or severance or termination, Contract with any director, officer or employee; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(i) establish, adopt, enter into, terminate or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or any of their beneficiaries, except, in each case, as would not result in a material increase in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries;

(k) make any material change in its methods of accounting in effect at the Interim Balance Sheet Date or change its fiscal year;

(l) enter into or amend any agreement or arrangement with any Affiliate of the Company or any such Company Subsidiary, other than with wholly owned Company Subsidiaries, on terms less favorable to the Company or such Company Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

(m) except in the ordinary course of business, consistent with past practice, modify, amend, terminate, renew or fail to use reasonable best efforts to renew any Material Contract to which the Company or any of the Company Subsidiaries is a party or waive, release or assign any material rights or claims thereunder or enter into any Material Contract not in the ordinary course of business consistent with past practice and not terminable by the Company or the Company Subsidiary party thereto without penalty on ninety (90) days’ or less notice;

(n) except as would not be expected to materially and adversely affect the Company or any of its Affiliates or the Surviving Corporation on a going-forward basis after the Effective Time, (i) make or rescind any material express or deemed election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where the Company has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend any material Tax Returns or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending December 31, 2005 (unless such change is required by Law); provided, however, that the Company may make or rescind any such election, settle or compromise any such claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy, change any such method of reporting or amend any such Tax Return without AT Co.’s and Spinco’s prior written consent if the amount of Tax liabilities relating to such action does not exceed $2,000,000; and further provided that the Company may make elections under Section 754 of the Code and under IRS Notice 2003-65 in respect of its Subsidiaries;

(o) except in the ordinary course of business, consistent with past practice, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended

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December 31, 2004, or incurred in the ordinary course of business since the date of such financial statements;

(p) subject to the terms and conditions of this Agreement, intentionally take or agree or commit to take any action that would result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions set forth in Article IX not being satisfied at the Effective Time; or

(q) agree or commit to do any of the foregoing actions.

8.2     Conduct of Business by Spinco and AT Co. Pending the Merger. Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Section 8.2 of the Spinco Disclosure Letter, AT Co. and Spinco jointly and severally covenant and agree that AT Co. and the AT Co. Subsidiaries (in regard to the Spinco Business only) and each of Spinco and the Spinco Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and use all reasonable best efforts to preserve intact its present business organization, maintain rights and franchises, keep available the services of its current officers and key employees and preserve its relationships with customers, suppliers and others having business dealings with it in such a manner that its goodwill and ongoing businesses are not impaired in any material respect. Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date except (i) as may be required by Law (provided that any party availing itself of such exception must first consult with the other party), (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly permitted by this Agreement or the other Transaction Agreements, (iv) as required to permit the ordinary course operation of AT Co.’s cash management system prior to the Effective Time, including any distributions of cash in connection therewith, or (v) as set forth in Section 8.2 of the Spinco Disclosure Letter, Spinco shall not, nor shall AT Co. and Spinco permit any of the Spinco Subsidiaries to:

(a) (i) declare or pay any dividends on or make other distributions in respect of any shares of its capital stock or partnership interests (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock or partnership interests all of which shares of capital stock or partnership interests, as the case may be, of the applicable corporation or partnership are owned directly or indirectly by AT Co. or Spinco or as contemplated by the Distribution Agreement or required in connection with the Contribution; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except as contemplated by the Distribution Agreement; or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock (including any securities convertible or exchangeable into such capital stock), except as required by the terms of the securities of AT Co. outstanding on the date hereof or as required by any Spinco Benefit Plan.

(b) issue, deliver or sell, or authorize any shares of Spinco’s capital stock or capital stock of any Spinco Subsidiary of any class, any Spinco Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Spinco Voting Debt or convertible securities including additional options or other equity-based awards that could be converted into any option to acquire Spinco Common Stock pursuant to the Employee Benefits Agreement, other than (i) pursuant to this Agreement, pursuant to the Distribution Agreement and (ii) issuances by a wholly owned Subsidiary of Spinco of its capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of Spinco;

(c) acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of assets used in the operations of the business of Spinco and its Subsidiaries in the ordinary course

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consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor);

(d) except in the ordinary course of business, consistent with past practice, sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of its assets (including capital stock of Spinco Subsidiaries but excluding inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice);

(e) incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Spinco or any of its Subsidiaries or guarantee any debt securities of others or enter into any material lease (whether such lease is an operating or capital lease) or otherwise incur any material obligation or liability (absolute or contingent), other than (i) the incurrence of additional indebtedness under the Spinco Credit Agreement or other sources to fund ordinary course capital requirements of Spinco and the Spinco Subsidiaries, (ii) pursuant to any customer Contract or vendor Contract entered into in the ordinary course of business consistent with past practice, and (iii) in connection with equipment leasing in the ordinary course of business, consistent with past practice;

(f) except in the ordinary course of business, consistent with past practice, incur or commit to any individual capital expenditure or any obligation or liability in connection with any capital expenditure, or incur or commit to aggregate capital expenditures or obligations or liabilities in connection with any capital expenditure, in each case, other than capital expenditures or obligations or liabilities in connection therewith to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), or as contemplated by the 2005 or 2006 capital expenditure budget of AT Co. or Spinco, copies of which have been previously provided to the Company;

(g) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Spinco or any of its Subsidiaries;

(h) make any material change in AT Co.’s methods of accounting with respect to the Spinco Business in effect at the Interim Balance Sheet Date;

(i) except as would not be expected to materially and adversely affect Spinco or any of its Subsidiaries or the Spinco Business, or the Surviving Corporation on a going-forward basis after the Effective Time, (i) make or rescind any material express or deemed election relating to Taxes of Spinco or any of its Subsidiaries or the Spinco Business, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where AT Co. or Spinco has the capacity to make such binding election (other than any election necessary in order to obtain the IRS Contribution Ruling, the IRS Distribution Ruling, the IRS Debt Exchange Ruling, the IRS Special Dividend Ruling and/or the Distribution Tax Opinion), (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes of Spinco or any of its Subsidiaries or the Spinco Business, (iii) amend any material Tax Returns of Spinco or any of its Subsidiaries or relating to the Spinco Business or (iv) change in any material respect any method of reporting income or deductions of Spinco or any of its Subsidiaries or the Spinco Business for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending December 31, 2005 (unless such change is required by Law), provided, however, that Spinco may make or rescind any such election, settle or compromise any such claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy, change any such method of reporting or amend any such Tax Return without the Company’s prior written consent if the amount of Tax liabilities relating to such action does not exceed $2,000,000;

(j) except in the ordinary course of business, consistent with past practice, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business, consistent with past practice (which includes the payment of final and unappealable judgments) or in

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accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Interim Financial Statements (or the notes thereto) of Spinco included in the Spinco Financial Statements, or incurred in the ordinary course of business since the date of such financial statements;

(k) subject to the terms and conditions of this Agreement, intentionally take or agree or commit to take any action that would result in any of its representations and warranties set forth in this Agreement or the other Transaction Agreements being or becoming untrue in any material respect, or in any of the conditions set forth in Article IX not being satisfied at the Effective Time; or

(l) agree to commit to take any of the foregoing actions.

8.3     Tax Matters. Prior to the Effective Time, each of AT Co., Spinco and the Company agrees to use its reasonable best efforts to cause the Tax-Free Status of the Transactions.

8.4     Proxy Statement/ Prospectus.
      (a) As promptly as practicable following the date hereof, the Company, AT Co. and Spinco shall prepare, and the Company shall file with the SEC, the Proxy Statement/ Prospectus and the Registration Statement (the Proxy Statement/ Prospectus will be included as a prospectus in the Registration Statement) with respect to the transactions contemplated by this Agreement, and each of the Company and Spinco shall use its reasonable best efforts to have such Proxy Statement/ Prospectus cleared by the SEC under the Exchange Act and the Registration Statement declared effective by the SEC under the Securities Act, as promptly as practicable after such filings.
      (b) As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail, or cause to be mailed, the Proxy Statement/ Prospectus to its stockholders.
      (c) The Company shall, as promptly as practicable after receipt thereof, provide to AT Co. and Spinco copies of any written comments and advise AT Co. and Spinco of any oral comments with respect to the Proxy Statement/ Prospectus and the Registration Statement received from the SEC.
      (d) The Company shall provide AT Co. and Spinco with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/ Prospectus or Registration Statement prior to filing the same with the SEC, and with a copy of all such filings made with the SEC. No amendment or supplement to the Proxy Statement/ Prospectus or the Registration Statement will be made by the Company without the approval of AT Co. and Spinco (such approval not to be unreasonably withheld, conditioned or delayed). The Company will advise AT Co. and Spinco promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Company Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement/ Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.
      (e) If, at any time prior to the Effective Time, any event or circumstance should occur that results in the Proxy Statement/ Prospectus or the Registration Statement containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement/ Prospectus or the Registration Statement, AT Co., Spinco and the Company shall promptly notify each other of the occurrence of such event and then promptly prepare, file and clear with the SEC and mail, or cause to be mailed, to the Company’s stockholders each such amendment or supplement.
      (f) AT Co. and Spinco agree to promptly provide the Company with the information concerning AT Co. and Spinco and their respective Affiliates required to be included in the Proxy Statement/ Prospectus and the Registration Statement. In furtherance of the foregoing, AT Co. and Spinco shall use all reasonable best efforts to, or shall use all reasonable best efforts to cause their respective representatives to, furnish promptly to the Company such additional financial and operating data and other information, as to their and their

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respective Subsidiaries’ businesses as the Company may require in connection with the preparation of the Proxy Statement/ Prospectus and the Registration Statement.

8.5     Listing. As promptly as practicable following the date hereof, the Company shall make application to the NYSE for the listing of the shares of Company Common Stock to be issued pursuant to the transactions contemplated by this Agreement and use all reasonable best efforts to cause such shares to be Approved for Listing.

8.6     Reasonable Best Efforts; Regulatory Matters.
      (a) Subject to the terms and conditions set forth in this Agreement, each of AT Co., Spinco and the Company shall use all reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the Spinco Approvals, from any Governmental Authority and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.
      (b) Subject to the terms and conditions herein provided and without limiting the foregoing, each of AT Co., Spinco and the Company shall (i) promptly but in no event later than fifteen (15) days after the date hereof make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) promptly (but in no event later than fifteen (15) days after the date hereof) file all applications (required to be filed with the FCC (the “FCC Applications”), and any State Regulators (the “PSC Applications”), each as set forth on Schedule 8.6(a), to effect the transfer of control of the Spinco Licenses (collectively, the “Telecommunications Regulatory Consents”) and respond as promptly as practicable to any additional requests for information received from the FCC or any State Regulator by any party to a FCC Application or PSC Application, (iii) use all reasonable best efforts to cure not later than the Effective Time any violations or defaults under any FCC Rules or rules of any State Regulator, (iv) use all reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third parties or other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (v) use all reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby all such further action as reasonably may be necessary to resolve such objections, if any, as the HSR Agencies, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby; and (vi) subject to applicable legal limitations and the instructions of any Governmental Authority, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company, AT Co. or Spinco, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority with respect to such transactions.
      (c) In furtherance and not in limitation of the covenants of the parties contained in this Section 8.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company, AT Co. and Spinco shall cooperate in all respects with each other and use all reasonable best efforts to contest and resist any such action or proceeding and to have vacated,

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lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 8.6 shall limit a party’s right to terminate this Agreement pursuant to Section 11.1(b) or 11.1(c) so long as such party has, prior to such termination, complied with its obligations under this Section 8.6.
      (d) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of the Company, AT Co. and Spinco, shall use all reasonable best efforts to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated hereby. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Communications Act and all other federal, state or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise through merger or acquisition.

8.7     IRS Distribution Ruling; Other IRS Rulings; Tax Opinions.
      (a) IRS Rulings.
      (i) As soon as reasonably practicable after the date of this Agreement, AT Co. and the Company, as to matters germane to the Merger, shall submit to the IRS a request (the “Ruling Request”) for (A) the IRS Contribution Ruling, (B) the IRS Distribution Ruling, (C) the IRS Debt Exchange Ruling, (D) the IRS Special Dividend Ruling, (E) the IRS 357(c) Ruling and (F) any other ruling in connection with the Contribution, the Distribution or the Merger that AT Co., in consultation with the Company, deems to be appropriate. The initial Ruling Request and any supplemental materials submitted to the IRS relating thereto (each, an “IRS Submission”) shall be prepared by AT Co. AT Co. shall provide the Company with a reasonable opportunity to review and comment on each IRS Submission prior to the filing of such IRS Submission with the IRS; provided that AT Co. may redact from any IRS Submission any information (“Redactable Information”) that (A) AT Co., in its good faith judgment, considers to be confidential and not germane to the Company’s or Spinco’s obligations under this Agreement or any of the other Transaction Agreements, and (B) is not a part of any other publicly available information, including any non-confidential filing.
      (ii) No IRS Submission shall be filed with the IRS unless, prior to such filing, the Company shall have agreed as to the contents of such IRS Submission, to the extent that such contents (A) include statements or representations relating to facts that are or will be under the control of the Company or any of its Affiliates (including Spinco or the Spinco Subsidiaries for periods after the Effective Time) or (B) are relevant to, or create, any actual or potential obligations of, or limitations on, the Company or any of its Affiliates (including Spinco or the Spinco Subsidiaries for periods after the Effective Time), including any such obligations of, or limitations on, the Company or its Affiliates (including Spinco or the Spinco Subsidiaries for periods after the Effective Time) under this Agreement or any of the other Transaction Agreements. AT Co. shall provide the Company with copies of each IRS Submission as filed with the IRS promptly following the filing thereof; provided that AT Co. may redact any Redactable Information from the IRS Submission. Neither AT Co. nor AT Co.’s representatives shall conduct any substantive communications with the IRS regarding any material issue arising with respect to the Ruling Request, including meetings or conferences with IRS personnel, whether telephonically, in person or otherwise, without first notifying the Company or the Company’s representatives and giving the Company (or the Company’s representatives) a reasonable opportunity to participate, and a reasonable number of the Company’s representatives shall have an opportunity to participate in all conferences or meetings with IRS personnel that take place in person, regardless of the nature of the issues expected to be discussed. Solely for the avoidance of doubt, nothing in this Section 8.7(a)(ii) shall

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provide grounds for Spinco or the Company to alter any obligation or limitation imposed upon it under this Agreement.
      (iii) Each of AT Co., Spinco and the Company agrees to use its reasonable best efforts to obtain the IRS Contribution Ruling, the IRS Distribution Ruling, the IRS Debt Exchange Ruling, the IRS Special Dividend Ruling, the IRS 357(c) Ruling and the other rulings set forth in the Ruling Request, including providing such appropriate information and representations as the IRS shall require in connection with the Ruling Request and any IRS Submissions.
      (b) Distribution Tax Opinion. Each of AT Co., Spinco and the Company agrees to use its reasonable best efforts to obtain the Distribution Tax Opinion. The Distribution Tax Opinion shall be based upon the IRS Contribution Ruling, the IRS Distribution Ruling, the IRS Debt Exchange Ruling, the IRS Special Dividend Ruling and customary representations and covenants, including those contained in certificates of AT Co., Spinco, the Company and others, reasonably satisfactory in form and substance to AT Co. Tax Counsel (such representations and covenants, the “Distribution Tax Representations”). Each of AT Co., Spinco and the Company shall deliver to AT Co. Tax Counsel for purposes of the Distribution Tax Opinion customary Distribution Tax Representations, reasonably satisfactory in form and substance to AT Co. Tax Counsel.
      (c) Merger Tax Opinions. AT Co. and Spinco, on the one hand, and the Company, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, a written opinion of their respective tax counsel, Kirkland & Ellis LLP, in the case of the Company (“Company Tax Counsel”), and AT Co. Tax Counsel, in the case of AT Co. and Spinco, in form and substance reasonably satisfactory to the Company and AT Co., respectively (each such opinion, a “Merger Tax Opinion”), dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Each of the Company, AT Co. and Spinco shall deliver to Company Tax Counsel and AT Co. Tax Counsel for purposes of the Merger Tax Opinions customary representations and covenants, including those contained in certificates of the Company, AT Co., Spinco and others, reasonably satisfactory in form and substance to Company Tax Counsel and AT Co. Tax Counsel.
      8.8     Letter of Spinco’s Accountants. In connection with the information regarding Spinco or the Spinco Subsidiaries or the transactions contemplated by this Agreement provided by Spinco specifically for inclusion in, or incorporation by reference into, the Proxy Statement/ Prospectus and the Registration Statement, Spinco shall use all reasonable best efforts to cause to be delivered to the Company two letters of PricewaterhouseCoopers LLP, one dated the date on which the Registration Statement shall become effective and one dated the Closing Date, and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
      8.9     Letter of the Company’s Accountants. In connection with the information regarding the Company or its Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/ Prospectus and the Registration Statement, the Company shall use all reasonable best efforts to cause to be delivered to Spinco two letters of Deloitte & Touche LLP, one dated the date on which the Registration Statement shall become effective and one dated the Closing Date, and addressed to AT Co. and Spinco, in form and substance reasonably satisfactory to AT Co. and Spinco and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
      8.10     Employee Matters.
      (a) As of the Closing Date, the Surviving Corporation shall, or shall cause one of its Subsidiaries to, continue to employ as a successor employer all of the Spinco Employees (as of immediately prior to the Effective Time, including all such employees who have the rights of employment in accordance with the established practices or policies of Spinco on return from any vacation, leave or other authorized absence) (collectively, the “Transferred Employees”), provided that nothing in this Agreement shall require the Surviving Corporation to retain or employ such employees for any specific length of time.

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      (b) Subject to the terms of the Employee Benefits Agreement and the other provisions of this Section 8.10, the Surviving Corporation shall cause the Transferred Employees to receive substantially the same level of benefits, in the aggregate, as provided under the Spinco Benefit Plans as of the Distribution Date for a period of one (1) year after the Effective Time.
      (c) To the extent that service is relevant for all purposes, including eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual, early retirement subsidies, and severance benefits, under a Company Benefit Plan maintained for the benefit of the Transferred Employees, the Company or one of its Subsidiaries shall, effective as of the Closing, cause each Transferred Employee to be credited with service under the applicable Company Benefit Plans for all service earned by such Transferred Employee with Spinco or AT Co. (including their respective predecessors) prior to or on the Closing Date; provided, however, that such service shall not be required to be recognized to the extent that such recognition would result in a duplication of benefits.
      (d) With respect to any Company Benefit Plans in which any Transferred Employees become eligible to participate on or after the Effective Time, the Company shall (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees and their eligible dependents, and (ii) for purposes of satisfying any deductible or out-of-pocket requirements, provide each Transferred Employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under the analogous Spinco Benefit Plan. With respect to any former employees of Spinco (the “Former Employees”) who are receiving “continuation coverage” under a Spinco Benefit Plan, as of the Effective Time, in accordance with the requirements of COBRA, the Company shall (i) provide, or cause to be provided, as of the Effective Time, continued coverage under a group health plan sponsored by the Company or one of its Subsidiaries, and (ii) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Former Employees and their eligible dependents.
      (e) At the Effective Time, the Surviving Corporation shall assume, honor and discharge when due all Spinco Liabilities associated with the Transferred Employees. In furtherance and not in limitation of the foregoing, the Surviving Corporation shall issue to the Transferred Employees restricted shares of common stock of the Surviving Corporation in such amounts, and on such terms and conditions, as shall be set forth in the Employee Benefits Agreement and Section 8.10(e) of the Spinco Disclosure Letter with respect to such Transferred Employees and shall use its reasonable best efforts to cause such grants to be made at or as soon as practicable after the Effective Time.
      8.11     Access to Information.
      (a) Upon reasonable notice, each of AT Co., Spinco and the Company shall afford to each other and to its respective officers, employees, accountants, counsel and other authorized representatives, reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its and its Subsidiaries’ officers, employees, accountants, consultants, representatives, plants, properties, Contracts, commitments, books, records (including Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities laws, and shall use all reasonable best efforts to cause its respective representatives to furnish promptly to the others such additional financial and operating data and other information, including environmental information, as to its and its Subsidiaries’ respective businesses and properties as the others or their respective duly authorized representatives, as the case may be, may reasonably request. The parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder and hereunder.
      (b) Between the date hereof and the Closing Date, (i) Spinco shall furnish to the Company and its authorized representatives monthly unaudited summary financial information prepared for AT Co. management with respect to Spinco’s ILEC, CLEC and Internet Divisions for each monthly period ending after the date hereof and before the Closing and such financial information shall be prepared on a consistent basis with past periods, and (ii) the Company shall furnish to AT Co., Spinco and their respective authorized representatives unaudited interim combined statements of operations of the Company and its Subsidiaries

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prepared on a consistent basis with past periods, in each case, as soon as practicable following the end of each fiscal month, but in any event no later than thirty (30) days following the end of such fiscal month.
      8.12     No Solicitation by the Company.
      (a) The Company agrees that, following the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, neither it nor any Company Subsidiary shall, and that it shall use reasonable best efforts to cause its and the Company’s and each Company Subsidiary’s officers, directors, employees, advisors and agents not to, directly or indirectly, (i) knowingly solicit, initiate or encourage any inquiry or proposal that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to or in connection with a Company Acquisition Proposal, engage in any discussions or negotiations concerning a Company Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement a Company Acquisition Proposal, (iii) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Company Acquisition Proposal, or (iv) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Company Acquisition Proposal. Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any of the Company’s Subsidiaries or any of the Company’s or the Company Subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by the Company or the Company Subsidiaries) shall be a breach of this Section 8.12(a) by the Company. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Company Acquisition Proposal (except with respect to the transactions contemplated by this Agreement).
      (b) Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or the Company’s Board of Directors from, prior to the adoption of this Agreement by the holders of Company Common Stock, engaging in any discussions or negotiations with, or providing any non-public information to, any Person, if and only to the extent that (i) the Company receives from such Person an unsolicited bona fide Company Superior Proposal or a Company Acquisition Proposal that the Company’s Board of Directors determines in good faith could lead to a Company Superior Proposal, (ii) the Company’s Board of Directors determines in good faith (after consultation with its legal advisors) that its failure to do so would be inconsistent with the Company’s Board of Directors’ fiduciary duties under applicable Law, (iii) prior to providing any information or data to any Person in connection with a proposal by any such Person, the Company’s Board of Directors receives from such Person an executed confidentiality agreement substantially similar to the Confidentiality Agreement and (iv) prior to providing any non-public information or data to any Person or entering into discussions or negotiations with any Person, the Company’s Board of Directors notifies AT Co. promptly of any such inquiry, proposal or offer received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any of their officers, directors, employees, advisors and agents indicating, in connection with such notice, the material terms and conditions of the Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal. The Company agrees that it shall keep AT Co. reasonably informed, on a reasonably prompt basis, of the status and material terms of any such proposals or offers and the status of any such discussions or negotiations and will notify AT Co. promptly of any determination by the Company’s Board of Directors that a Company Superior Proposal (as hereinafter defined) has been made. For purposes of this Agreement, a “Company Superior Proposal” means any proposal or offer made by a third party to acquire, directly or indirectly, by merger, consolidation or otherwise, for consideration consisting of cash and/or securities, at least a majority of the shares of the Company Common Stock then outstanding or all or substantially all of the assets of the Company and the Company Subsidiaries and otherwise on terms which the Board of Directors of the Company (after consultation with its legal and financial advisors) determines in its good faith judgment to be more favorable to the Company’s stockholders than the Merger.

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      (c) Prior to the adoption of this Agreement by the holders of Company Common Stock, the Board of Directors of the Company may, if it concludes in good faith (after consultation with its legal advisors) that failure to do so would be inconsistent with its obligations to comply with its fiduciary duties under applicable Law, withdraw its recommendation of the Merger, but only at a time that is after the third business day following AT Co.’s receipt of written notice from the Company advising AT Co. of its intention to do so.
      (d) Nothing in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company stockholders if, in the good faith judgment of the Board of Directors of the Company (after consultation with its legal advisors), it is required to do so in order to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall approve or recommend, or propose publicly to approve or recommend, a Company Acquisition Proposal unless the Company has first terminated this Agreement pursuant to Section 11.1(h) hereof and has otherwise complied with the provisions thereof.
      8.13     Director and Officer Indemnification; Insurance.
      (a) From and after the Effective Time, the Surviving Corporation shall, for a period of six years after the Effective Time, indemnify, defend and hold harmless to the fullest extent permitted by applicable Law each person who is, or has been at any time prior to the Effective Time, an officer or director of the Company or Spinco and each person who served at the request of the Company or Spinco as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, including any person serving in such capacity at the request of AT Co. with respect to Spinco or a Spinco Subsidiary (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs and expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement with approval of the indemnifying party (which approval shall not be unreasonably withheld, conditioned or delayed) in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, arbitration, proceeding or investigation (“Action”): (i) the Surviving Corporation shall pay, as incurred, the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to the Surviving Corporation, in advance of the final disposition of any such Action to the fullest extent permitted under applicable Law upon receipt of an undertaking to repay such amounts in the event it is determined that such person is not entitled to be indemnified under applicable Law, and (ii) the Surviving Corporation will provide reasonable cooperation in the defense of any such Action; provided, however, the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and provided further, that the Surviving Corporation shall not be obligated pursuant to this Section 8.12(a) to pay the fees and disbursements of more than one counsel for all Indemnified Parties in a single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group (which counsel shall be reasonably acceptable to the Surviving Corporation). In the event of any Action, any Indemnified Party wishing to claim indemnification will promptly notify the Surviving Corporation thereof (provided, that failure to so notify the Surviving Corporation will not affect the obligations of the Surviving Corporation except to the extent that the Surviving Corporation shall have been prejudiced as a result of such failure). Notwithstanding the foregoing, nothing contained in this Section 8.12 shall be deemed to grant any right to any Indemnified Party which is not permitted to be granted to an officer or director of the Surviving Corporation under Delaware law, assuming for such purposes that the Surviving Corporation’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the maximum indemnification permitted by Law.
      (b) Without limiting the rights that any Indemnified Party may have under applicable Law, the parties agree that all rights of indemnification existing as of the date hereof as provided in the respective certificate of incorporation and bylaws of the Company and Spinco shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six years following the Effective Time.

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      (c) For a period of six years following the Effective Time, the Surviving Corporation shall cause to be maintained directors’ and officers’ liability insurance policies covering the Indemnified Parties; provided that with respect to any Indemnified Party who is or at any time prior to the Effective Time was covered by AT Co.’s existing directors’ and officers’ liability insurance policies, such coverage shall be on terms substantially no less advantageous to the Indemnified Parties than such insurance with respect to claims arising from facts or events that occurred up to and including the Effective Time to the extent available; provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the covered persons; provided further, that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of $2,000,000.
      (d) This Section 8.12 is intended to be for the benefit of, and shall be enforceable by, the persons for whom indemnification is provided pursuant to this Section 8.12, their heirs and personal representatives, and shall be binding on Spinco and the Company and their respective successors and assigns.
      8.14     Rule 145 Affiliates. Spinco shall, at least 10 days prior to the Effective Time, cause to be delivered to the Company a list, reviewed by its counsel, identifying all persons who will be, in its reasonable judgment, at the Effective Time, “affiliates” of Spinco for purposes of Rule 145 promulgated by the SEC under the Securities Act (each, a “Rule 145 Affiliate”). Spinco shall furnish such information and documents as the Company may reasonably request for the purpose of reviewing such list. Spinco shall use all reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in the list furnished pursuant to this Section 8.14 to execute a written agreement (each, a “Rule 145 Affiliate Agreement”), substantially in the form of Exhibit F to this Agreement, at or prior to the Effective Time.
      8.15     Public Announcements. AT Co., Spinco and the Company shall consult with each other and shall mutually agree upon any press release or public announcement relating to the transactions contemplated by this Agreement and neither of them shall issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or automated inter-dealer quotation system, in which case the party proposing to issue such press release or make such public announcement shall use all reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.
      8.16     Defense of Litigation. Each of AT Co., Spinco and the Company shall use all reasonable best efforts to defend against all actions, suits or proceedings in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the transactions contemplated by this Agreement or seek damages with respect to such transactions. None of AT Co., Spinco or the Company shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having previously consulted with the other parties. Each of AT Co., Spinco and the Company shall use all reasonable best efforts to cause each of its Affiliates, directors and officers to use all reasonable best efforts to defend any such action, suit or proceeding in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 8.16 to the same extent as if such Person was a party.
      8.17     Notification.
      (a) From time to time prior to the Effective Time, each of AT Co., Spinco and the Company shall supplement or amend its respective Disclosure Letter with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Disclosure Letter or that is necessary to complete or correct (i) any information in such Disclosure Letter that is or has been rendered untrue, inaccurate, incomplete or misleading, (ii) any representation or warranty of such party in this Agreement that contains a qualification as to materiality or Material Adverse Effect that has been rendered untrue or inaccurate, in any respect, thereby or (iii) any representation or warranty of such party in this Agreement that is not so qualified and that has been rendered untrue or inaccurate, in any material respect, thereby. Delivery of such supplements shall be for informational purposes only and shall not expand or limit the rights or affect the obligations of any party hereunder, including any

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party’s obligation to consummate the Merger. Such supplements shall not constitute a part of the AT Co. Disclosure Letter, the Spinco Disclosure Letter or the Company Disclosure Letter, as the case may be, for purposes of this Agreement.
      (b) Each of AT Co., Spinco and the Company shall give prompt notice to the other of the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or is reasonably likely to cause (i) any covenant or agreement of such party contained in this Agreement not to be performed or complied with, in any material respect or (ii) any condition contained in Article IX to become incapable of being fulfilled at or prior to the Effective Time; provided, however, that the delivery of any notice pursuant to this Section 8.17(b) shall not cure such breach or noncompliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.
      (c) Each of the parties hereto shall keep the others informed on a timely basis as to the status of the transactions contemplated by the Transaction Agreements and the obtaining of all necessary and appropriate exemptions, rulings, consents, authorizations and waivers related thereto.
      8.18     SEC Reports. Each of AT Co. and the Company shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall notify the other parties of all such reports promptly after the same are filed.
      8.19     Section 16 Matters. Prior to the Effective Time, the Company and Spinco shall take all such steps as may be required to cause any dispositions of Spinco Common Stock (including derivative securities with respect to Spinco Common Stock) or acquisitions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Spinco to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.
      8.20     Control of Other Party’s Business. Nothing contained in this Agreement shall give AT Co. or Spinco, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of the business of Spinco and the Spinco Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of AT Co., Spinco and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
      8.21     Dividend Policy of the Surviving Corporation. After the Effective Time, the initial dividend policy of the Surviving Corporation (which may be changed at any time by the Surviving Corporation’s Board of Directors) shall provide for the payment, subject to applicable Law, of regular quarterly dividends on each issued and outstanding share of Common Stock of the Surviving Corporation of $0.25 per share.
      8.22     Amendment of Company Securityholders Agreement. The Company shall use its reasonable best efforts to cause the Securityholders Agreement, dated as of February 14, 2005, by and among the Company, the WCAS Persons, the Vestar Persons and certain of its other stockholders (the “Company Securityholders Agreement”) to be amended effective as of the Effective Time, without any requirement that the Company pay any additional consideration to any party, such that from and after the Effective Time, the Company Securityholders Agreement shall have substantially the terms set forth on Exhibit G hereto.
      8.23     Disclosure Controls. Each of AT Co., Spinco and the Company shall use its reasonable best efforts to implement such programs and take such steps as are reasonably necessary to (i) develop a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to ensure that after the Effective Time material information relating to the Surviving Corporation is timely made known to the management of the Surviving Corporation by others within those entities, (ii) cooperate reasonably with each other in preparing for the transition and integration of the financial reporting systems of Spinco and the Spinco Subsidiaries with the Company’s financial reporting systems following the Effective Time and (iii) otherwise enable the Surviving Corporation to maintain compliance with the provisions of Section 404 of the Sarbanes-Oxley Act.

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      8.24     Corporate Name; Branding. Prior to the Effective Time, Spinco, AT Co. and the Company shall cooperate to develop one or more mutually agreed upon trademarks, service marks, brand names, or trade or business names for use by the Surviving Corporation in connection with the sale, promotion and marketing of its products and services and to develop a mutually acceptable re-branding strategy for the Surviving Corporation. Spinco, AT Co. and the Company shall use their respective reasonable best efforts to cause the Surviving Corporation to implement such re-branding strategy as promptly as practicable after the Effective Time and shall take, and shall cause the Surviving Corporation to take, all such steps as are reasonably necessary to have removed and otherwise discontinue the use of all trademarks, service marks, brand names or trade, corporate or business names consisting of, derived from, including or incorporating the name “ALLTEL” that are contained in or on any of the Spinco Assets and shall have taken all necessary action, corporate or otherwise, to amend the corporate name of each of the Spinco Subsidiaries to remove the names “ALLTEL” therefrom.
ARTICLE IX
Conditions to the Merger
      9.1     Conditions to the Obligations of Spinco, AT Co. and the Company to Effect the Merger. The respective obligations of each party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by AT Co. and the Company) at or prior to the Effective Time of the following conditions:

(a) Each of the Contribution, the Distribution and the Debt Exchange shall have been consummated, in each case, in accordance with the Distribution Agreement, the IRS Contribution Ruling, the IRS Distribution Ruling, the IRS Debt Exchange Ruling, the IRS Special Dividend Ruling and the Distribution Tax Opinion; provided that this Section 9.1(a) shall not be a condition to the consummation of the Merger by any party whose failure to comply with its obligations and/or covenants set forth in this Agreement or the Distribution Agreement gives rise to the failure of the Contribution, the Distribution or the Debt Exchange to have been consummated.

(b) Any applicable waiting period under the HSR Act shall have expired or been terminated; and the other Company Approvals, AT Co. Approvals and Spinco Approvals set forth on Schedule 9.1(b) hereto shall have been obtained.

(c) Unless waived in writing by the Company, AT Co., and Spinco, all Telecommunications Regulatory Consents other than any Telecommunications Regulatory Consents, the failure of which to be obtained would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, AT Co. or Spinco (i) shall have been granted without the imposition of any condition that Spinco or the Company would not be required to agree to pursuant to Section 8.6, and (ii) all such Telecommunications Regulatory Consents shall be in full force and effect.

(d) The Registration Statement shall have become effective in accordance with the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Company Common Stock to be issued pursuant to the Merger shall have been obtained and shall be in effect; and such shares of Company Common Stock and such other shares required to be reserved for issuance pursuant to the Merger shall have been Approved for Listing.

(e) The Requisite Approval shall have been obtained, in accordance with applicable Law and the rules and regulations of the NYSE.

(f) No court of competent jurisdiction or other Governmental Authority shall have issued an Order that is still in effect restraining, enjoining or prohibiting the Contribution, the Distribution or the Merger.

(g) No action shall have been taken, and no statute, rule, regulation or executive order shall have been enacted, entered, promulgated or enforced by any Governmental Authority with respect to the

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Contribution, the Distribution and the Merger or the other transactions contemplated hereby or by the Distribution Agreement that, individually or in the aggregate, would (i) restrain, enjoin or prohibit the consummation of the Contribution, the Distribution or the Merger or the other transactions contemplated hereby or by the Distribution Agreement or (ii) impose any restrictions or requirements thereon or on AT Co., Spinco or the Company with respect thereto that would reasonably be expected to have a Material Adverse Effect on AT Co. or the Surviving Corporation following the Merger (collectively, a “Restraint”), and no Governmental Authority shall have instituted any proceeding seeking any such Restraint.

(h) Spinco shall have consummated the Spinco Financing (with respect to the Spinco Credit Agreement and, if applicable, the bridge financing for the Spinco Notes, substantially on the terms set forth in the Senior Debt Commitment Letter or such other terms as are more favorable in the aggregate or not less favorable in the aggregate) and Spinco shall have received the proceeds therefrom in an amount sufficient to pay the Special Dividend and consummate the other transactions contemplated hereby and by the Distribution Agreement.

(i) AT Co. and Spinco (and, to the extent applicable, the Company) shall have received the IRS Contribution Ruling, the IRS Distribution Ruling, the IRS Debt Exchange Ruling, the IRS Special Dividend Ruling, the IRS 357(c) Ruling and the Distribution Tax Opinion, each in form and substance reasonably satisfactory to AT Co., Spinco and the Company, and such rulings shall continue to be valid and in full force and effect.

(j) The Company shall have received a Merger Tax Opinion from Company Tax Counsel, in form and substance reasonably satisfactory to the Company, and AT Co. and Spinco shall have received a Merger Tax Opinion from AT Co. Tax Counsel, in form and substance reasonably satisfactory to AT Co. and Spinco.

(k) The Boards of Directors of AT Co. and Spinco shall have received customary “solvency” and “surplus” opinions of a nationally recognized investment banking or appraisal firm in form and substance reasonably satisfactory to such Boards and, to the extent relating to Spinco, reasonably satisfactory to the Company (such opinions to be dated as of the date the Board of Directors of AT Co. declares the Distribution and the Distribution Date, the date on which the Board of Directors of Spinco declares the Special Dividend, the distribution of the Spinco Exchange Notes to AT Co. for purposes of effecting the Debt Exchange and, if applicable, a dividend payable to AT Co. in shares of Spinco Common Stock pursuant to Section 3.2 of the Distribution Agreement, and the date on which each such dividend or distribution is paid).

      9.2     Additional Conditions to the Obligations of AT Co. and Spinco. The obligation of AT Co. and Spinco to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by AT Co.) at or prior to the Effective Time of the following additional conditions:

(a) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(b) Each of the representations and warranties of the Company (i) set forth in Article VII (other than Sections 7.2(a), 7.3(a) and 7.5) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) set forth in Sections 7.2(a), 7.3(a) and 7.5 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on

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and as of the Closing Date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period.

(c) The Company shall have delivered to AT Co. a certificate, dated as of the Effective Time, of a senior officer of the Company certifying the satisfaction by the Company of the conditions set forth in subsection (a) and (b) of this Section 9.2.

(d) Except as disclosed in the Company Disclosure Letter or as expressly contemplated by this Agreement, since the Interim Balance Sheet Date, there shall have been no event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a Material Adverse Effect on the Company.

(e) The Company, each of the WCAS Persons, the Vestar Persons and, if required, each of the other stockholders party thereto shall have delivered evidence, in form and substance reasonably satisfactory to AT Co. and Spinco, demonstrating that the Company Securityholders Agreement has been amended, effective as of the Effective Time, without any cost or liability to the Company, such that from and after the Effective Time, the Company Securityholders Agreement shall have substantially the terms set forth on Exhibit G hereto.

      9.3     Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law waiver by the Company) at or prior to the Effective Time of the following additional conditions:

(a) Spinco and AT Co. shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time.

(b) Each of the representations and warranties of AT Co. and Spinco (i) set forth in Article V and VI (other than Sections 5.2(a), 6.3(a), 6.3(a) and 6.5) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on AT Co. or Spinco and (ii) set forth in Sections 5.2(a), 6.2(a), 6.3(a) and 6.5 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period.

(c) AT Co. and Spinco shall have delivered to the Company a certificate, dated as of the Effective Time, of a senior officer of each of AT Co. and Spinco certifying the satisfaction of the conditions set forth in subsection (a) and (b) of this Section 9.3.

(d) Spinco and AT Co. shall have entered into the Tax Sharing Agreement, the Employee Benefits Agreement, the Shared Assets Agreement, the Shared Contracts Agreement and the Transition Services Agreement and each such agreement shall be in full force and effect.

(e) Except as disclosed in the Spinco Disclosure Letter or as expressly contemplated by this Agreement, since the Interim Balance Sheet Date, there shall have been no event, occurrence, development or state of circumstances or facts that has or would have, individually or in the aggregate, a Material Adverse Effect on Spinco.

(f) Spinco shall have delivered to the Company an affidavit, dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b) of the Code.

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ARTICLE X
Tax Matters
      10.1     Representations.
      (a) Spinco. Spinco hereby represents and warrants that (i) it has examined (or upon receipt will examine) (A) the IRS Contribution Ruling, the IRS Distribution Ruling, the IRS Debt Exchange Ruling, the IRS Special Dividend Ruling and any other rulings issued by the IRS in connection with the Distribution, (B) the Distribution Tax Opinion, (C) each IRS Submission, (D) the Distribution Tax Representations and (E) any other materials delivered or deliverable by Spinco and others in connection with the rendering by AT Co. Tax Counsel of the Distribution Tax Opinion and the issuance by the IRS of the IRS Distribution Ruling and such other rulings (all of the foregoing, collectively, the “Tax Materials”) and (ii) the facts presented and the representations made therein, to the extent descriptive of or otherwise relating to Spinco, are or will be from the time presented or made through and including the Distribution Date true, correct and complete in all material respects.
      (b) AT Co. AT Co. hereby represents and warrants that (i) it has examined (or upon receipt will examine) the Tax Materials and (ii) the facts presented and the representations made therein, to the extent descriptive of or otherwise relating to AT Co., are or will be from the time presented or made through and including the Distribution Date true, correct and complete in all material respects.
      (c) The Company. The Company hereby represents and warrants that (i) upon receipt, it will examine the Tax Materials and (ii) following such examination, to the extent that the Company approves the facts presented and the representations made therein which are descriptive of or otherwise relating to the Company, such facts and representations will be true, correct and complete in all material respects. The Company further represents and warrants that, except as set out on Schedule 10.1(c) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company owns any shares of AT Co. Common Stock or any rights, warrants or options to acquire, or securities convertible into or exchangeable for, AT Co. Common Stock. The representations and warranties set forth in this Section 10.1(c) shall be true and correct as of the date of this Agreement or, with respect to the Tax Materials, as of the date approved, and at all times through and including the Distribution Date. To the actual knowledge of each of the Chief Executive Officer, the Chief Financial Officer and the General Counsel of the Company, none of Welsh Carson Anderson & Stowe IX, L.P., WCAS Capital Partners III, L.P., Welsh Carson Anderson & Stowe VIII, L.P., WCAS Management Corporation, Vestar Capital Partners III, L.P., Vestar Capital Partners IV, L.P. or Vestar/ Valor, LLC (“Specified Fund Shareholders”) owns any shares of AT Co. Common Stock (or any rights, warrants or options to acquire, or securities convertible into or exchangeable for, AT Co. Common Stock) that were acquired as part of a plan or series of related transactions that includes the Distribution within the meaning of Section 355(e)(2)(A) of the Code. No representation is made as to any person other than a Specified Fund Shareholder, including any direct or indirect partner of a Specified Fund Shareholder.
      10.2     Restrictions Relating to the Distribution.
      (a) Neither the Company, nor the Surviving Corporation shall, nor shall the Company or the Surviving Corporation permit any of its Subsidiaries to, take any action, including entering into any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction or series of transactions that would cause a Distribution Disqualification to occur (any such action, a “Disqualifying Action”); provided, however, that the term “Disqualifying Action” shall not include (i) any action that is taken pursuant to the terms of the Transaction Agreements, (ii) any action that would not have caused a Distribution Disqualification to occur but for an AT Co. Action, (iii) for the avoidance of doubt, any action taken by Spinco or any of its Subsidiaries prior to the Distribution, (v) any action taken solely to mitigate the adverse effects on the Tax-Free Status of the Transactions of a breach by Spinco, occurring prior to the Distribution, of a representation, warranty or covenant contained in the Transaction Agreements, regardless of whether such breach or its effects continue after the Distribution.
      (b) Except as otherwise provided in subsection (c) or (g) of this Section 10.2, until the first day after the second anniversary of the Distribution Date, the Surviving Corporation shall not, nor shall the Surviving

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Corporation permit any of its Subsidiaries to, take any action (including entering into any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction or series of transactions) that might cause a Distribution Disqualification to occur (any such action or failure to act, a “Potential Disqualifying Action”), including any action or failure to act that might be inconsistent with any representation made in the Tax Materials, unless, prior to the taking of the Potential Disqualifying Action, AT Co. has delivered to the Surviving Corporation a written determination, in its reasonable discretion, which discretion shall be exercised in good faith solely to preserve the Tax-Free Status of the Transactions, that the Potential Disqualifying Action would not jeopardize the Tax-Free Status of the Transactions.
      (c) Until the first day after the second anniversary of the Distribution Date, the Surviving Corporation shall not enter into any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction (including a merger to which the Surviving Corporation is a party) involving the acquisition (including by the Surviving Corporation or any of its Subsidiaries) of common stock of the Surviving Corporation and shall not issue any additional shares of capital stock or transfer or modify any options, warrants, convertible obligations or other instrument that provides for the right or possibility to issue, redeem or transfer any shares of capital stock of the Surviving Corporation (or enter into any agreement, understanding, arrangement or any substantial negotiations with respect to any such issuance, transfer or modification), except to the extent that all such agreements, understandings, arrangements, substantial negotiations and other issuances, taken together, do not involve a direct or indirect acquisition by any Person or Persons of more than 71,130,989 shares of the stock of the Surviving Corporation (as adjusted to take into account any stock split, stock dividend, recapitalization, reclassification or similar transaction with respect to the stock of the Surviving Corporation). Notwithstanding the foregoing,

(i) the Surviving Corporation may issue additional shares of common stock of the Surviving Corporation to a person in a transaction to which Section 83 or Section 421(a) or (b) of the Code applies (or options to acquire stock in such a transaction) in connection with the person’s performance of services as an employee, director or independent contractor of AT Co., the Company, the Surviving Corporation, any of their respective Subsidiaries, or any other person that is related to AT Co., the Company or the Surviving Corporation under Section 355(d)(7)(A) of the Code or a corporation the assets of which the Surviving Corporation or Subsidiary acquires in a reorganization under Section 368 of the Code (including Spinco or any of its Subsidiaries), provided that such stock is not excessive by reference to the services performed by such person and such person or a coordinating group of which the person is a member will not be a controlling shareholder or a ten-percent shareholder of the Surviving Corporation (within the meaning of Treasury Regulations Section 1.355-7(h)(3) and (8)) immediately after the issuance of such common stock; and

(ii) the Surviving Corporation may issue additional shares of common stock of the Surviving Corporation to a retirement plan of the Surviving Corporation or any other person that is treated as the same employer as the Surviving Corporation under Section 414(b), (c), (m), or (o) of the Code that qualifies under Section 401(a) or 403(a) of the Code, provided that the stock acquired by all of the qualified plans of the Surviving Corporation and such other persons during the four-year period beginning two years before the Distribution Date does not, in the aggregate, represent more than ten percent of the total combined voting power of all classes of stock of the Surviving Corporation entitled to vote or more than ten percent of the total value of shares of all classes of stock of the Surviving Corporation.
      (d) Until the first day after the second anniversary of the Distribution Date, the Surviving Corporation shall not, and shall not permit any of its Subsidiaries to, repurchase any shares of common stock of the Surviving Corporation except to the extent consistent with the requirements of Revenue Procedure 96-30.
      (e) Until the first day after the second anniversary of the Distribution Date, the Surviving Corporation shall cause its wholly-owned Subsidiaries that were wholly-owned Subsidiaries of Spinco at the time of the Distribution (other than those set forth on Spinco Schedule 10.2(e)) to continue the active conduct of the Spinco Business to the extent so conducted by those Subsidiaries immediately prior to the Distribution. The Surviving Corporation shall cause those Subsidiaries to continue the active conduct of the Spinco Business

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primarily through officers and employees of the Surviving Corporation or any of its Subsidiaries (and not primarily through independent contractors).
      (f) Until the first day after the second anniversary of the Distribution Date, the Surviving Corporation shall not voluntarily dissolve, liquidate, merge or consolidate with any other person, unless (i) in the case of a merger or consolidation, the Surviving Corporation is the survivor of the merger or consolidation or (ii) prior to undertaking such action, AT Co. has delivered to the Surviving Corporation a written determination, in its reasonable discretion, which discretion shall be exercised in good faith solely to preserve the Tax-Free Status of the Transactions, that such action would not jeopardize the Tax-Free Status of the Transactions.
      (g) Permitted Actions and Transactions. Notwithstanding the foregoing, the provisions of this Section 10.2 shall not prohibit the Surviving Corporation from implementing any Potential Disqualifying Action upon which the IRS has granted a favorable ruling to AT Co. or the Surviving Corporation. Any such ruling will be treated as favorable for purposes of this Section 10.2(f) only if the Potentially Disqualifying Action is described in reasonable detail in such ruling and it is clear on the face of such ruling that such Potentially Disqualifying Action may be implemented without jeopardizing the Tax-Free Status of the Transactions.
      10.3     Cooperation and Other Covenants.
      (a) Notice of Subsequent Actions. From and after the Effective Time, each of Spinco and the Company, on the one hand, and AT Co., on the other hand, shall furnish the other with a copy of any ruling requests or other documents delivered to the IRS that relate to the Distribution or that otherwise reasonably could be expected to have an impact on the Tax-Free Status of the Transactions; provided, that each party may redact from any IRS Submission or other documents any Redactable Information.
      (b) Certain Post-Closing Actions Requested by AT Co. After the Distribution Date, if reasonably requested by AT Co., the Surviving Corporation will take an action (or fail to take an action) to mitigate the effects of a breach by Spinco prior to the Distribution Date of a representation or covenant in this Article X; provided that (i) the Surviving Corporation ’s obligations under this Section 10.3(b) are subject to AT Co.’s agreement to pay and indemnify the Surviving Corporation against all reasonable costs and expenses of taking or refraining from taking such action and (ii) any such action (or failure to take such action), even if reasonably requested, does not and will not adversely impact in any material respect the business, operations or financial condition of the Surviving Corporation or any of its Subsidiaries or divisions. No action taken pursuant to this Section 10.3(b) shall be treated as a Disqualifying Action or a Potential Disqualifying Action. Except as provided in this Section 10.3(b), the Surviving Corporation and its Subsidiaries shall have no duty to take any action to mitigate the effects of a breach by Spinco or its Subsidiaries prior to the Distribution of a representation or covenant contained in this Article X.
      10.4     Indemnification for Disqualifying Actions.
      (a) General. Notwithstanding any other provision of this Agreement or any provision of any of the Tax Sharing Agreement to the contrary, if there is a Final Determination that a Distribution Disqualification has occurred, then the Surviving Corporation shall indemnify, defend and hold harmless AT Co. and the AT Co. Subsidiaries (or any successor to any of them) from and against any and all (A) Taxes imposed pursuant to a Final Determination and (B) accounting, legal and other professional fees and court costs incurred in connection with such Taxes (other than such costs incurred in the joint defense of a Third-Party Claim, which costs are subject to Section 10.5(e) below), (C) costs and expenses that result from adverse tax consequences to AT Co. or AT Co.’s stockholders (including all costs, expenses and damages associated with stockholders litigation or controversies) and (D) all Taxes resulting from indemnification payments hereunder (collectively, “Tax-Related Losses”), incurred by AT Co. to the extent that the Distribution Disqualification is caused by any Disqualifying Action taken by the Surviving Corporation or any of its Subsidiaries after the Distribution Date.
      (b) Exceptions to Indemnification.
      (i) If AT Co. delivers to the Surviving Corporation a written determination, pursuant to any clause of Section 10.2, that a Potential Disqualifying Action or other action described in Section 10.2 would not

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jeopardize the Tax-Free Status of the Transactions, then the Surviving Corporation shall have no obligation to indemnify AT Co. in respect of such Potentially Disqualifying Action or other action pursuant to Section 10.4(a), except to the extent that a Disqualifying Action results from the inaccuracy, incorrectness or incompleteness of any representation provided by the Surviving Corporation to AT Co. in respect of that determination.
      (ii) The Surviving Corporation shall have no obligation to indemnify AT Co. pursuant to Section 10.4(a) in respect of any action or transaction that is permitted to be taken without the consent of AT Co. under Section 10.2, except to the extent that, in the case of an action permitted pursuant to a ruling described in Section 10.2(g), a Disqualifying Action results from the inaccuracy, incorrectness or incompleteness of any representation provided by the Surviving Corporation to the IRS in connection with such ruling.
      (iii) The Surviving Corporation shall have no obligation to indemnify AT Co. pursuant to Section 10.4(a) in respect of any item of income, gain, deduction or loss arising in respect of or as a result of the Preliminary Restructuring, including an intercompany transaction pursuant to Section 1.1502-13 of the Treasury Regulations, an excess loss account pursuant to Section 1.1502-19 of the Treasury Regulations or any similar item, in each case, resulting from such Preliminary Restructuring, or any item that is includable in income without regard to the Tax-Free Status of the Transactions because such item is attributable to a predecessor of AT Co. or Spinco, within the meaning of Section 355(e)(4)(D) of the Code.
      (iv) Nothing contained in this Article X shall be interpreted as requiring the Surviving Corporation to indemnify AT Co. against any Tax-Related Loss to the extent that such Tax-Related Loss arises from the recognition of taxable income or gain by AT Co. or any AT Co. Affiliate on the Distribution as a result of (A) any deemed sale of Spinco stock attributable to such stock being treated for federal income tax purposes as not having been distributed to AT Co. stockholders or (B) any failure by AT Co. to distribute an amount of Spinco stock constituting control of Spinco within the meaning of Section 368(c) of the Code as a result of any deemed sale described in clause (A).
      (c) Timing and Method of Tax Indemnification Payments. The Surviving Corporation shall pay any amount that is due and payable to AT Co. pursuant to this Section 10.4 on or before the ninetieth (90th) day following the earlier of the date of an agreement of the parties or the date of a Final Determination that such amount is due and payable to AT Co. All payments pursuant to this Section 10.4 shall be made by wire transfer to the bank account designated by AT Co. for such purpose, and, on the date of such wire transfer, the Surviving Corporation shall give AT Co. notice of the transfer.
      (d) Prior Period Agreements. Except for the Tax Sharing Agreement, any and all existing Tax Sharing agreements and practices regarding Taxes and their payment, allocation or sharing between (i) AT Co. or any Subsidiary of AT Co. other than Spinco or a Subsidiary of Spinco, on the one hand, and (ii) Spinco or any Subsidiary of Spinco, on the other hand, shall be terminated with respect to Spinco and all Subsidiaries of Spinco as of the Distribution Date, and no remaining liabilities thereunder shall exist thereafter.
      10.5     Procedure for Indemnification for Tax Liabilities.
      (a) If AT Co. receives notice of the assertion of any Third-Party Claim with respect to which the Surviving Corporation may be obligated under Section 10.4(a) to provide indemnification, AT Co. shall give the Surviving Corporation notice thereof (together with a copy of such Third-Party Claim, process or other legal pleading) promptly after becoming aware of such Third-Party Claim; provided, however, that the failure of AT Co. to give notice as provided in this Section shall not relieve the Surviving Corporation of its obligations under Section 10.4, except to the extent that the Surviving Corporation is actually prejudiced by such failure to give notice. Such notice shall describe such Third-Party Claim in reasonable detail.
      (b) AT Co. and the Surviving Corporation shall jointly control the defense of, and cooperate with each other with respect to defending, any Third-Party Claim with respect to which the Surviving Corporation may be obligated under Section 10.4 to provide indemnification; provided that the Surviving Corporation shall forfeit such joint control right with respect to a particular Third-Party Claim if the Surviving Corporation or any Affiliate of the Surviving Corporation makes any public statement or filing, or takes any action (including the filing of any submission or pleading, or the giving of a deposition or production of documents, in any

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administrative or court proceeding) in connection with such Third-Party Claim that is inconsistent in a material respect with any representation or warranty made by Spinco in this Agreement or the Tax Materials and provided, further that AT Co. shall forfeit such joint control right with respect to a particular Third-Party Claim if the AT Co. or any Affiliate of AT Co. makes any public statement or filing, or takes any action (including the filing of any submission or pleading, or the giving of a deposition or production of documents, in any administrative or court proceeding) in connection with such Third-Party Claim that is inconsistent in a material respect with any representation or warranty made by AT Co. or Spinco in this Agreement or the Tax Materials.
      (c) The Surviving Corporation and AT Co. shall exercise their rights to jointly control the defense of any such Third-Party Claim solely for the purpose of defeating such Third-Party Claim and, unless required by Applicable Law, neither the Surviving Corporation nor AT Co. shall make any statements or take any actions that would reasonably be expected to result in the shifting of liability for Losses or Tax-Related Losses arising out of such Third-Party Claim from the party making such statement or taking such action (or any of its Affiliates) to the other party (or any of its Affiliates).
      (d) Statements made or actions taken by either the Surviving Corporation or AT Co. in connection with the defense of any such Third-Party Claim shall not prejudice the rights of such party in any subsequent action or proceeding between the parties.
      (e) If either AT Co. or the Surviving Corporation fails to jointly defend any such Third-Party Claim, then the other party shall solely defend such Third-Party Claim and the party failing to jointly defend shall use reasonable best efforts to cooperate with the other party in its defense of such Third-Party Claim; provided, however, that AT Co. may not compromise or settle any such Third-Party Claim without the prior written consent of the Surviving Corporation, which consent shall not be unreasonably withheld, conditioned or delayed. All costs and expenses of either party in connection with, and during the course of, the joint control of the defense of any such Third-Party Claim shall be paid by the party that incurs such costs and expenses.
      10.6     Exclusivity of Article X. This Article X constitutes the complete and exclusive agreement of the parties with respect to the indemnification of AT Co. for Tax-Related Losses contained in Section 10.4. Any conflict between the terms of this Section 10.6 and any other provision of this Agreement, or any provision of any other agreement, shall be resolved in favor of this Section 10.6, unless such other provision expressly provides that it shall be given priority over this specific Section.
ARTICLE XI
Termination, Amendment and Waivers
      11.1     Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Effective Time, whether before or after the Requisite Approval:

(a) by the mutual written consent of each party hereto, which consent shall be effected by action of the Board of Directors of each such party;

(b) by any party hereto if the Effective Time shall not have occurred on or before the one year anniversary of the date of this Agreement, provided that the right to terminate this Agreement pursuant to this clause 11.1(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement required to be performed by it at or prior to such date has been a substantial cause of, or substantially contributed to, the failure of the Merger to have become effective on or before such date;

(c) by any party hereto if, (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger or (ii) an Order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order, decree, ruling or injunction shall have become final and

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non-appealable and the party seeking to terminate this Agreement pursuant to this clause 11.1(c)(ii) shall have used all reasonable best efforts to remove such injunction, order, decree or ruling;

(d) by the Company, if either AT Co. or Spinco shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.1 or 9.3 and (ii) cannot be cured by the Termination Date, provided that the Company shall have given AT Co. and Spinco written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 11.1(d) and the basis for such termination;

(e) by AT Co. and Spinco, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.1 or 9.2 and (ii) cannot be cured by the Termination Date, provided that AT Co. and Spinco shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating AT Co. and Spinco’s intention to terminate the Agreement pursuant to this Section 11.1(e) and the basis for such termination;

(f) by AT Co. and Spinco or the Company if, at the Company Stockholders’ Meeting (including any adjournment, continuation or postponement thereof), the Requisite Approval shall not be obtained; except that the right to terminate this Agreement under this Section 11.1(f) shall not be available to the Company where the failure to obtain the Requisite Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement or a material breach of the Voting Agreement by any party thereto other than Spinco.

(g) by AT Co. and Spinco, if (i) the Board of Directors of the Company (or any committee thereof), shall have withdrawn or modified its approval or recommendation of the Merger or this Agreement, approved or recommended to the Company stockholders a Company Acquisition Proposal or resolved to do any of the foregoing, or (ii) the Company fails to call and hold the Company Stockholders Meeting within sixty (60) days after the effectiveness of the Registration Statement.

(h) by the Company if the Board of Directors of the Company determines in good faith that a Company Acquisition Proposal constitutes a Company Superior Proposal, except that the Company may not terminate this Agreement pursuant to this Section 11.1(h) unless and until (i) three business days have elapsed following delivery to AT Co. of a written notice of such determination by the Board of Directors of the Company and during such three business day period the Company (x) informs AT Co. of the terms and conditions of the Company Acquisition Proposal and identity of the person making the Company Acquisition Proposal and (y) otherwise cooperates with AT Co. with respect thereto with the intent of enabling AT Co. and Spinco to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (ii) at the end of such three business day period the Board of Directors of the Company continues to determine in good faith that the Company Acquisition Proposal constitutes a Company Superior Proposal, (iii) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Company Superior Proposal and (iv) the Company pays to AT Co. the amount specified and within the time period specified in Section 11.3.

      11.2     Effect of Termination. In the event of termination of this Agreement pursuant to Section 11.1, this Agreement shall terminate (except for the Confidentiality Agreement referred to in Section 12.1 and the provisions of Section 11.3, and Sections 12.2 through 12.13), without any liability on the part of any party or its directors, officers or stockholders except as set forth in Section 11.3; provided, that nothing in this Agreement shall relieve any party of liability for breach of this Agreement or prejudice the ability of the non-breaching party to seek damages, including any damages based on the value that would otherwise have been available to the stockholders of the non-breaching party by virtue of this Agreement, from any other party for any breach of this Agreement, including attorneys’ fees and the right to pursue any remedy at law or in equity.

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      11.3     Termination Fee Payable in Certain Circumstances.
      (a) In the event that (i) the Company terminates this Agreement pursuant to Section 11.1(h), (ii) AT Co. and Spinco terminate this Agreement pursuant to clause (i) of Section 11.1(g) or (iii) (A) any Person shall have made a Company Acquisition Proposal after the date hereof and thereafter this Agreement is terminated by any party pursuant to Section 11.1(b) or by AT Co. or Spinco pursuant to clause (ii) of Section 11.1(g) (and a Company Acquisition Proposal is outstanding at such time) or by any party pursuant to Section 11.1(f) and (B) within twelve (12) months after the termination of this Agreement, any Company Acquisition shall have been consummated or any definitive agreement with respect to such Company Acquisition shall have been entered into, then the Company shall pay AT Co. a fee, in immediately available funds, in the amount of $35,000,000 at the time of such termination, in the case of a termination described in clause (i) or (ii) above, or upon the occurrence of the earliest event described in clause (iii)(B), in the event of a termination described in clause (iii), and in each case the Company shall be fully released and discharged from any other liability or obligation resulting from or under this Agreement, except with respect to any fraud or intentional breach of this Agreement.
      (b) In the event (i) that AT Co. and Spinco or the Company terminate this Agreement pursuant to Section 11.1(b) and at the time of such termination, all of the conditions to the transactions contemplated hereby set forth in Sections 9.1 and 9.2 (other than those which by their terms are intended to be satisfied contemporaneously with the Closing) have been satisfied other than the conditions set forth in Sections 9.1(h), 9.1(i) and/or 9.1(j), or (ii) the Company terminates this Agreement pursuant to Section 11.1(d) and the breach or breaches by AT Co. or Spinco that gave rise to such termination shall have caused, the conditions set forth in Sections 9.1(h), 9.1(i) and/or 9.1(j) to have become incapable of being satisfied, AT Co. shall pay the Company a fee, in immediately available funds, equal to $35,000,000, in the case of a termination described in clause (i) or (ii) above under circumstances where the condition set forth in Section 9.1(h) has not been satisfied, or in the amount of $20,000,000, in the case of a termination described in clause (i) or (ii) above under circumstances where the conditions set forth in either Section 9.1(i) or 9.1(j) have not been satisfied, and AT Co. and Spinco shall be fully released and discharged from any other liability or obligation resulting from or under this Agreement, except with respect to any fraud or in each case intentional breach of this Agreement.
      11.4     Amendment. This Agreement may be amended by AT Co., Spinco and the Company at any time before or after adoption of this Agreement by the stockholders of the Company; provided, however, that after such adoption, no amendment shall be made that by Law or in accordance with the rules of any relevant stock exchange or automated inter-dealer quotation system requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by AT Co., Spinco and the Company.
      11.5     Waivers. At any time prior to the Effective Time, AT Co., Spinco and the Company may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or acts of the other party; (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any of the agreements or conditions of the other party contained herein; provided, however, that no failure or delay by AT Co., Spinco or the Company in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of AT Co., Spinco or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
ARTICLE XII
Miscellaneous
      12.1     Survival of Representations, Warranties and Agreements; Indemnification.
      (a) The covenants and agreements in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time in accordance with their respective terms. None

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of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time, except with respect to the representations and warranties contained in Article X and the Tax Materials, which shall survive in perpetuity. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.
      (b) Following the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless AT Co. and each Person, if any, who controls, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (any such person being hereinafter referred to as a “Controlling Person”), AT Co. from and against, and pay or reimburse each of the foregoing for, all losses, claims, damages, liabilities, actions, costs and expenses, joint or several, including reasonable attorneys’ fees (collectively, “Losses”), arising out of or resulting from, directly or indirectly, or in connection with any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the Registration Statement or in the Proxy Statement/ Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Surviving Corporation shall not be responsible for information provided by AT Co. as to itself and its Subsidiaries, including Spinco, specifically for inclusion in, or incorporation by reference into, any such Proxy Statement/ Prospectus or Registration Statement.
      (c) Following the Effective Time, AT Co. will indemnify, defend and hold harmless the Surviving Corporation and each Controlling Person of the Surviving Corporation from and against, and pay or reimburse each of the foregoing for, all Losses arising out of or resulting from, directly or indirectly, or in connection with any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the Registration Statement or in the Proxy Statement/ Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only with respect to information provided by AT Co. as to itself and its Subsidiaries, including Spinco, specifically for inclusion in, or incorporation by reference into, any such Proxy Statement/ Prospectus or Registration Statement.
      12.2     Expenses. Each party shall bear its own fees and expenses in connection with the transactions contemplated hereby; provided, however, that if the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the transactions contemplated by this Agreement relating to the Merger (including (i) all underwriter’s or placement agent’s discounts, fees and expenses associated with the Spinco Financing and the Debt Exchange; and (ii) all broker, finder and similar advisory fees incurred by AT Co. or Spinco in connection with the transactions contemplated by this Agreement and the Distribution Agreement), shall be paid by the Surviving Corporation. Notwithstanding the foregoing, AT Co. shall pay any AT Excess Expenses (as defined in the Distribution Agreement).
      12.3     Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to: Spinco (prior to the Effective Time) or AT Co., to:

ALLTEL Holding Corp.
One Allied Drive
Little Rock, Arkansas 72202
Attn: Chief Executive Officer
(With a copy to the Chairman)
Telecopy: (501) 905-0962

A-1-70

If to the Company, to:

Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
Attn: Chief Executive Officer
(With a copy to the Corporate Secretary)
Telecopy: (972) 373-1812
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
      12.4     Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. For avoidance of doubt, “consistent with past practice” when used with respect to Spinco or any of its Subsidiaries shall mean the past practice of AT Co. with respect to the Spinco Business.
      Any matter disclosed in any particular Section or Subsection of the Spinco Disclosure Letter, the AT Co. Disclosure Letter or the Company Disclosure Letter shall be deemed to have been disclosed in any other Section or Subsection of this Agreement, with respect to which such matter is relevant so long as the applicability of such matter to such Section or Subsection is reasonably apparent on its face.
      12.5     Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is legal and enforceable and that achieves the same objective.
      12.6     Assignment; Binding Effect. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of all of the other parties. Subject to the preceding sentence, this Agreement will be

A-1-71

binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.
      12.7     No Third Party Beneficiaries. Except as provided in Section 8.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than AT Co., Spinco and the Company and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement.
      12.8     Limited Liability. Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of any of the parties hereto, in its capacity as such, shall have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of the parties hereto, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.
      12.9     Entire Agreement. This Agreement (together with the other Transaction Agreements, the Voting Agreement, the Confidentiality Agreement, the exhibits and the Disclosure Letters and the other documents delivered pursuant hereto) constitutes the entire agreement of all the parties hereto and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. All exhibits attached to this Agreement and the Disclosure Letters are expressly made a part of, and incorporated by reference into, this Agreement.
      12.10     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.
      12.11     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement binding on the parties hereto, notwithstanding that not all parties are signatories to the original or the same counterpart.
      12.12     Waiver of Jury Trial. Each of the parties hereto irrevocably waives all right to trial by jury in any action, suit, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof.
      12.13     Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or the Delaware Court of Chancery, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or the Delaware Court of Chancery in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware.
[SIGNATURE PAGE FOLLOWS]

A-1-72

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ALLTEL CORPORATION

By:	/s/ Scott T. Ford

Name: Scott T. Ford
Title: CEO & President

ALLTEL HOLDING CORP.

By:	/s/ Jeffery R. Gardner

Name: Jeffery R. Gardner
Title: President

VALOR COMMUNICATIONS GROUP, INC.

By:	/s/ William M. Ojile, Jr.

Name: William M. Ojile, Jr.

Title:	Senior Vice President, Chief Legal

Officer and Secretary

A-1-73

Annex A-2
AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER
      AMENDMENT NO. 1, dated May 18, 2006 (this “Amendment”) to the AGREEMENT AND PLAN OF MERGER (the “Merger Agreement”), dated as of December 8, 2005, by and among ALLTEL Corporation, a Delaware corporation (“AT Co.”), ALLTEL Holding Corp, a Delaware corporation and a wholly owned subsidiary of AT Co. (“Spinco”), and Valor Communications Group, Inc., a Delaware corporation (the “Company”).
RECITALS
      WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement;
      WHEREAS, Section 11.4 of the Merger Agreement provides that the Merger Agreement may be amended by the parties thereto by an instrument in writing signed on behalf of each of such parties; and
      WHEREAS, the parties desire to amend the Merger Agreement on the terms set forth herein.
      NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained in the Agreement and herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:
      1. Amendment to Section 4.4 of the Agreement. AT Co., Spinco and the Company agree that Section 4.4 of the Agreement shall be amended and restated in its entirety to read as follows:

“4.4 Directors and Officers of Spinco. AT Co. and Spinco shall take all action reasonably necessary to cause the Board of Directors of Spinco immediately prior to the Effective Time to consist of nine (9) members, one (1) of whom shall be the Chairman of the Board of Directors of Spinco, as set forth on Exhibit E hereto, one (1) of whom shall be the Chief Executive Officer of Spinco, as set forth on Exhibit E hereto, six (6) of whom shall be designated by AT Co. and one (1) of whom shall be designated by the Company. Each of the parties hereby acknowledges and agrees that the Company’s designee and at least four (4) of AT Co.’s designees shall be “independent directors” within the meaning given such term under the rules of the NYSE. At the Effective Time, Francis X. Frantz shall serve as Chairman of the Board of Directors of the Surviving Corporation. By no later than the date on which the Company commences solicitation of proxies for use at the Company Stockholders Meeting, (i) AT Co. shall give written notice to the Company setting forth AT Co.’s designees to the Spinco Board of Directors and (ii) the Company shall give written notice to AT Co. setting forth the Company’s designee to the Spinco Board of Directors and, in each case, specifying such information with respect to each such designee as is required to be disclosed in the Proxy Statement/ Prospectus. Spinco shall take all action reasonably necessary so that the officers of Spinco immediately prior to the Effective Time shall consist of the individuals set forth in Exhibit E attached hereto.”
      2. Amendment to Exhibit C of the Agreement. AT Co., Spinco and the Company agree that Exhibit C of the Agreement shall be amended and restated in its entirety to read as attached hereto.
      3. Amendment to Exhibit D of the Agreement. AT Co., Spinco and the Company agree that Exhibit D of the Agreement shall be amended and restated in its entirety to read as attached hereto.
      4. Limited Effect. Except as specifically amended hereby, the terms and provisions of the Merger Agreement shall continue and remain in full force and effect and the valid and binding obligation of the parties thereto in accordance with its terms. All references in the Merger Agreement (and in any other agreements, documents and instruments entered into in connection therewith) to the “Agreement” shall be deemed for all purposes to refer to the Merger Agreement, as amended by this Amendment.
      5. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be an original, with the same effect as of the signatures hereto and thereto were upon the same instrument.
      6. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law rules of such state.
[SIGNATURE PAGE FOLLOWS]

A-2-1

      IN WITNESS WHEREOF, the parties have executed this Amendment and caused the same to be duly delivered on their behalf on the day and year first written above.

ALLTEL CORPORATION

By:	/s/ Scott T. Ford

Name: Scott T. Ford

Title: President and Chief Executive Officer

ALLTEL HOLDING CORP.

By:	/s/ Jeffery R. Gardner

Name: Jeffery R. Gardner

Title: President and Chief Executive Officer

VALOR COMMUNICATIONS GROUP, INC.

By:	/s/ William M. Ojile, Jr.

Name: William M. Ojile, Jr.

Title:	Senior Vice President,

Chief Legal Officer & Secretary

A-2-2

Annex B
DISTRIBUTION AGREEMENT
BY AND BETWEEN
ALLTEL CORPORATION
AND
ALLTEL HOLDING CORP.
DATED AS OF DECEMBER 8, 2005

B-i

B-ii

DISTRIBUTION AGREEMENT
      This DISTRIBUTION AGREEMENT (this “Agreement”), dated as of December 8, 2005, by and between ALLTEL Corporation, a Delaware corporation (“AT Co.”), and ALLTEL Holding Corp., a newly formed Delaware corporation and a wholly owned subsidiary of AT Co. (“Spinco”).
RECITALS
      WHEREAS, AT Co., Spinco and Valor Communications Group, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, of even date herewith (the “Merger Agreement”), pursuant to which, at the Effective Time (as defined in the Merger Agreement), Spinco will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”);
      WHEREAS, this Agreement and the other Transaction Agreements (as defined herein) set forth certain transactions that are conditions to consummation of the Merger;
      WHEREAS, prior to the Distribution Date (as defined herein), (i) pursuant to certain preliminary restructuring transactions, including one or more distributions and/or contributions of assets and equity securities, (A) AT Co. will transfer or cause to be transferred to one or more of the Spinco Subsidiaries (as defined herein) all of the Spinco Assets (as defined herein) not held by Spinco or the Spinco Subsidiaries as of the date hereof, (B) AT Co. will transfer or cause to be transferred to one or more of the AT Co. Subsidiaries (as defined herein) all of the AT Co. Assets (as defined herein) not held by AT Co. or the AT Co. Subsidiaries as of the date hereof, (C) AT Co. will transfer or cause to be transferred to one or more of the Spinco Subsidiaries all of the Spinco Liabilities (as defined herein) not held by Spinco or the Spinco Subsidiaries as of the date hereof (and one or more of the Spinco Subsidiaries will assume or cause to be assumed such Spinco Liabilities), and (D) AT Co. will transfer or cause to be transferred to one or more of the AT Co. Subsidiaries all of the AT Co. Liabilities (as defined herein) not held by AT Co. or the AT Co. Subsidiaries as of the date hereof (and one or more of the AT Co. Subsidiaries will assume or cause to be assumed such AT Co. Liabilities) (collectively, the “Preliminary Restructuring”), and (ii) in exchange for the contribution to Spinco, directly or indirectly, of all of the issued and outstanding capital stock or other equity securities of the Spinco Subsidiaries, Spinco will issue to AT Co. the Spinco Common Stock (as defined herein), distribute to AT Co. the Spinco Exchange Notes (as defined herein) and pay to AT Co. the Special Dividend (as defined herein), all upon the terms and subject to the conditions set forth herein (the transactions described in this clause (ii), collectively, the “Contribution”);
      WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, AT Co. will distribute (the “Distribution”) all of the issued and outstanding shares of common stock, par value $.01 per share, of Spinco (“Spinco Common Stock”) to the holders as of the Record Date (as defined herein) of the outstanding shares of common stock, par value $1.00 per share, of AT Co. (“AT Co. Common Stock”); and
      WHEREAS, the parties to this Agreement intend that the Contribution, together with the Debt Exchange (as defined herein), qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), that the Distribution qualify as a distribution of Spinco stock to AT Co. stockholders pursuant to Section 355 of the Code, and that the Merger qualify as a tax-free reorganization under Section 368 of the Code, and that no gain or loss be recognized as a result of such transactions for federal income tax purposes by any of AT Co., Spinco, the Company and their respective stockholders (except to the extent of cash received in lieu of fractional shares.).

      NOW, THEREFORE, in consideration of the promises, and of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
Definitions
      Section 1.1     General. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
      Additional Spinco Indebtedness: as defined in Section 4.1(d) of this Agreement.
      Affiliate: means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise; provided, however, that for purposes of this Agreement, from and after the Distribution Date, no member of either Group shall be deemed an Affiliate of any member of the other Group.
      Agent: the distribution agent to be appointed by AT Co. to distribute the shares of Spinco Common Stock pursuant to the Distribution.
      Agreement: as defined in the preamble to this Agreement.
      Asset: any and all assets, properties and rights, wherever located, whether real, personal or mixed, tangible or intangible, including the following (in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person): (i) notes and accounts and notes receivable (whether current or non-current); (ii) certificates of deposit, banker’s acceptances, stock (including the capital stock or other equity securities in any Subsidiary), debentures, bonds, notes, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, preorganization certificates or subscriptions, transferable shares, investment contracts, letters of credit and performance and surety bonds, voting-trust certificates, puts, calls, straddles, options and other securities of any kind, and all loans, advances or other extensions of credit or capital contributions to any other Person; (iii) intangible property rights, inventions, discoveries, know-how, United States and foreign patents and patent applications, trade secrets, confidential information, registered and unregistered trademarks, service marks, service names, trade styles and trade names and associated goodwill; statutory, common law and registered copyrights; applications for any of the foregoing, rights to use the foregoing and other rights in, to and under the foregoing; (iv) rights under leases (including Real Property Leases), contracts, licenses, permits, distribution arrangements, sales and purchase agreements, joint operating agreements, other agreements and business arrangements; (v) Owned Real Property; (vi) Leased Real Property, fixtures, trade fixtures, machinery, equipment (including oil and gas, transportation and office equipment), tools, dies and furniture; (vii) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind, including all antennas, apparatus, cables, electrical devices, fixtures, equipment, furniture, office equipment, broadcast towers, motor vehicles and other transportation equipment, special and general tools, test devices, transmitters and other tangible personal property; (viii) computers and other data processing equipment and software; (ix) raw materials, work-in-process, finished goods, consigned goods and other inventories; (x) prepayments or prepaid expenses; (xi) claims, causes of action, rights under express or implied warranties, rights of recovery and rights of setoff of any kind; (xii) the right to receive mail, payments on accounts receivable and other communications; (xiii) lists of customers, records pertaining to customers and accounts, personnel records, lists and records pertaining to customers, suppliers and agents, and all accounting and other books, records, ledgers, files and business records of every kind (whether in paper, microfilm, computer tape or disc, magnetic tape or any other form); (xiv) advertising materials and other printed or written materials; (xv) goodwill as a going concern and other intangible properties; (xvi) employee contracts, including any rights thereunder to restrict an employee from competing in certain respects; and (xvii) licenses and authorizations issued by any governmental authority. “Assets” shall not include any asset relating to Taxes, which shall be governed exclusively by Article VI of this Agreement, the Tax Sharing Agreement, and, to the extent applicable, the Merger Agreement or any asset relating to benefit plans, programs, agreements, and arrangements, which shall be governed exclusively by Article V of this Agreement, the Employee Benefits Agreement and, to the extent applicable, the Merger Agreement.
      Asset Separation Process: as defined in Section 2.8 of this Agreement.
      AT Co.: as defined in the preamble to this Agreement.
      AT Co. Assets: collectively: (i) all of the right, title and interest of AT Co. and its Subsidiaries in all Assets held by them other than the Spinco Assets, (ii) the rights to use shared Assets as provided in Article II hereof, (iii) all other Assets of AT Co. and AT Co. Subsidiaries to the extent specifically assigned to or retained by any member of the AT Co. Group pursuant to this Agreement or any other Transaction Agreement, (iv) the capital stock of each AT Co. Subsidiary, (v) all rights of AT Co. under the Transaction Agreements and (vi) any additional Assets set forth on Section 1.1(a) of the Disclosure Letter.
      AT Co. Business: all of the businesses and operations conducted by AT Co. and the AT Co. Subsidiaries (other than the Spinco Business) at any time, whether prior to, on or after the Distribution Date.
      AT Co. Common Stock: as defined in the Recitals to this Agreement.
      AT Co. Designees: as defined in Section 2.8 of this Agreement.
      AT Co. Financial Instruments: all credit facilities, guaranties, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the AT Co. Business under which any member of the Spinco Group has any primary, secondary, contingent, joint, several or other Liability after the Distribution Date.
      AT Co. Group: AT Co. and the AT Co. Subsidiaries.
      AT Co. Indemnitees: AT Co., each Affiliate of AT Co. immediately after the Contribution and each of their respective present and former Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.
      AT Co. Liabilities: collectively, (i) all Liabilities of AT Co. or any of the AT Co. Subsidiaries, including the Liabilities of AT Co. under the Transaction Agreements, in each case, other than the Spinco Liabilities, (ii) all Liabilities set forth on Section 1.1(b) of the Disclosure Letter and (iii) all expenses allocated to AT Co. on Section 12.2 of the Disclosure Letter.
      AT Co. Subsidiaries: all direct and indirect Subsidiaries of AT Co. immediately after the Distribution Date.
      AT Co. Trademarks: as defined in Section 8.7(c) of this Agreement.
      AT Co./ Spinco Designees: as defined in Section 2.8 of this Agreement.
      AT Excess Expenses: as defined in Section 12.2 of this Agreement.
      Business: the Spinco Business or the AT Co. Business, as the case may be.
      Business Day: any day other than a Saturday, Sunday or a day on which banking institutions in the City of Little Rock, Arkansas or the City of New York, New York are authorized or obligated by law or executive order to close.
      Cash and Cash Equivalents: as defined in Section 4.1(f) of this Agreement.
      Claims Administration: the processing of claims made under the Policies, including the reporting of claims to the insurance carrier, management and defense of claims, and providing for appropriate releases upon settlement of claims.

      Claims Made Policies: as defined in Section 8.6(a) of this Agreement.
      Closing Date: as defined in the Merger Agreement.
      Closing Net Spinco Indebtedness: as defined in Section 4.1(a) of this Agreement.
      Closing Spinco Balance Sheet: as defined in Section 4.1(a) of this Agreement.
      Closing Statement: as defined in Section 4.1(a) of this Agreement.
      Code: as defined in the Recitals to this Agreement.
      Company: as defined in the Recitals to this Agreement.
      Company Consent: the written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.
      Company Designees: as defined in Section 2.8 of this Agreement.
      Contribution: as defined in the Recitals to this Agreement.
      Debt Exchange: as defined in Section 2.6(b) of this Agreement.
      Delayed Transfer Assets: as defined in Section 2.5 of this Agreement.
      Delayed Transfer Liabilities: as defined in Section 2.5 of this Agreement.
      Disclosure Letter: the schedule prepared and delivered by AT Co. to Spinco as of the date of this Agreement.
      Distribution: as defined in the Recitals to this Agreement.
      Distribution Date: the date and time that the Distribution shall become effective.
      Effective Time: as defined in the Merger Agreement.
      Employee Benefits Agreement: the Employee Benefits Agreement to be entered into between AT Co. and Spinco, substantially in the form of Exhibit A hereto.
      Final Adjustment Amount: as defined in Section 4.1(d) of this Agreement.
      Final Closing Statement: as defined in Section 4.1(b) or 4.1(c) of this Agreement.
      Final Net Spinco Indebtedness: as defined in Section 4.1(d) of this Agreement.
      GAAP: as defined in Section 4.1(f) of this Agreement.
      Governmental Authority: as defined in the Merger Agreement.
      Group: the AT Co. Group or the Spinco Group, as the case may be.
      Indebtedness: as defined in Section 4.1(f) of this Agreement.
      Indemnifiable Losses: all Losses, Liabilities, damages, claims, demands, judgments or settlements of any nature or kind, including all costs and expenses (legal, accounting or otherwise) that are reasonably incurred relating thereto, suffered by an Indemnitee, including any costs or expenses of enforcing any indemnity hereunder that are reasonably incurred and all Taxes resulting from indemnification payments hereunder.
      Indemnifying Party: a Person that is obligated under this Agreement to provide indemnification.
      Indemnitee: a Person that may seek indemnification under this Agreement.
      Independent Accounting Firm: as defined in Section 4.1(f) of this Agreement.
      Information: all records, books, contracts, instruments, computer data and other data and information.

      Leased Real Property: all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property.
      Liability or Liabilities: all debts, liabilities and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet. “Liabilities” shall not include any liabilities for or in respect of Taxes, which shall be governed solely by Article VI of this Agreement, the Tax Sharing Agreement, and, to the extent applicable, the Merger Agreement, or any liabilities for or in respect of any benefit plans, programs, agreements, and arrangements, which shall be governed exclusively by Article V of this Agreement, the Employee Benefits Agreement and, to the extent applicable, the Merger Agreement.
      Litigation Matters: all pending or threatened litigation, investigations, claims or other legal matters that have been or may be asserted against, or otherwise adversely affect, AT Co. and/or Spinco (or members of either Group).
      Losses: as defined in the Merger Agreement.
      Merger: as defined in the Recitals to this Agreement.
      Merger Agreement: as defined in the Recitals to this Agreement.
      Net Spinco Indebtedness: as defined in Section 4.1(f) of this Agreement.
      Occurrence Basis Policies: as defined in Section 8.6(a) of this Agreement.
      Owned Real Property: all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto that is owned.
      Person or person: a natural person, corporation, company, partnership, limited partnership, limited liability company, or any other entity, including a Governmental Authority.
      Policies: all insurance policies, insurance contracts and claim administration contracts of any kind of AT Co. and its Subsidiaries (including members of the Spinco Group) and their predecessors which were or are in effect at any time at or prior to the Distribution Date, including primary, excess and umbrella, commercial general liability, fiduciary liability, product liability, automobile, aircraft, property and casualty, business interruption, directors and officers liability, employment practices liability, workers’ compensation, crime, errors and omissions, special accident, cargo and employee dishonesty insurance policies and captive insurance company arrangements, together with all rights, benefits and privileges thereunder, but not including any insurance policies, insurance contracts or claim administration contracts subject to the provisions of the Employee Benefits Agreement.
      Preliminary Restructuring: as defined in the Recitals to this Agreement.
      Prime Rate: as defined in Section 4.1(e) of this Agreement.
      Privileged Information: with respect to either Group, Information regarding a member of such Group, or any of its operations, Assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents) that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or another applicable privilege, that a member of the other Group may come into possession of or obtain access to pursuant to this Agreement or otherwise.
      Real Property Leases: all leases, subleases, concessions and other agreements (written or oral) pursuant to which any Leased Real Property is held, including the right to all security deposits and other amounts and instruments deposited thereunder.
      Reclassification: as defined in Section 3.4 of this Agreement.
      Record Date: the close of business on the date to be determined by the Board of Directors of AT Co. as the record date for determining stockholders of AT Co. entitled to receive the Distribution, which date shall be a business day preceding the day of the Effective Time.

      Registration Statement: the Registration Statement on Form S-4 to be filed by the Company with the SEC to effect the registration under the Securities Act of the issuance of the shares of Company Common Stock (as defined in the Merger Agreement) into which shares of Spinco Common Stock will be converted pursuant to the Merger.
      Representative: with respect to any Person, any of such Person’s directors, managers or persons acting in a similar capacity, officers, employees, agents, consultants, financial and other advisors, accountants, attorneys and other representatives.
      SEC: the U.S. Securities and Exchange Commission.
      Securities Act: the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.
      Sell-off Period: as defined in Section 8.7(c) of this Agreement.
      Senior Debt Commitment Letter: means the commitment letter attached hereto as Exhibit B.
      Shared Assets Agreement: has the meaning set forth in Section 2.1(b) of this Agreement.
      Shared Contracts Agreement: has the meaning set forth in Section 2.1(c) of this Agreement.
      Special Dividend: a dividend in an amount to be set forth in a certificate delivered by AT Co. to Spinco, with a copy to the Company, no later than thirty (30) days prior to the Distribution Date, which amount shall not exceed AT Co.’s tax basis in Spinco, and which will be declared and paid by Spinco to AT Co. in cash prior to the Distribution.
      Special Dividend Record Date: as defined in Section 2.6(a) of this Agreement.
      Spinco: as defined in the preamble to this Agreement; provided that with respect to any period following the Effective Time, all references to Spinco herein shall be deemed to be references to the Surviving Corporation.
      Spinco Assets: collectively, (i) all of the right, title and interest of AT Co. and its Subsidiaries in all Assets that are primarily used or held for use in, or primarily relating to or arising from, the Spinco Business, including those set forth on the Spinco Audited Balance Sheet and those acquired by Spinco, any Spinco Subsidiary, AT Co. or any AT Co. Subsidiary after the date of the Spinco Audited Balance Sheet, (ii) the rights to use shared Assets as provided in Article II hereof, (iii) all other Assets of Spinco and the Spinco Subsidiaries to the extent specifically assigned to or retained by any member of the Spinco Group pursuant to this Agreement or any other Transaction Agreement, (iv) the capital stock of each Spinco Subsidiary, (v) all rights of Spinco under the Transaction Agreements, and (vi) any additional Assets set forth on Section 1.1(c) of the Disclosure Letter.
      Spinco Audited Balance Sheet: as defined in Section 4.1(f) of this Agreement.
      Spinco Business: the business conducted by AT Co. and its Subsidiaries engaged in the operation of AT Co.’s wireline telecommunications business, including AT Co.’s ILEC, CLEC and internet access operations, related marketing and sales operations, and other operations comprising what is referred to in AT Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 as the Wireline Segment of AT Co., as well as all of AT Co.’s directory publishing operations, telecommunication information services operations, product distribution operations (other than any such operations supporting AT Co.’s wireless telecommunications business, as set forth on Schedule 1.1 hereof), network management services operations, and wireline long-distance services operations (other than the fiber backbone supporting those operations and the revenues attributable to AT Co.’s wireless telecommunications business as a result of its use of the fiber backbone), but excluding, for the avoidance of doubt, all other businesses conducted by AT Co. and its Subsidiaries.
      Spinco Credit Agreement: means the definitive loan agreement with respect to the senior credit facility of Spinco containing substantially the terms contemplated by the Senior Debt Commitment Letter.

      Spinco Common Stock: as defined in the Recitals to this Agreement.
      Spinco Designees: as defined in Section 2.8 of this Agreement.
      Spinco Exchange Notes and Spinco Notes: means the notes to be issued by Spinco, as detailed in Section 2.6 hereof.
      Spinco Financial Instruments: all credit facilities, guaranties, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Spinco Business under which any member of the AT Co. Group has any primary, secondary, contingent, joint, several or other Liability after the Distribution Date.
      Spinco Financing: as defined in Section 2.6(c) of this Agreement.
      Spinco Group: Spinco and the Spinco Subsidiaries.
      Spinco Indemnitees: Spinco, the Company, each Affiliate of Spinco and the Company immediately after the Contribution and each of their respective present and former Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.
      Spinco Liabilities: collectively: (i) all Liabilities of AT Co. or any of its Subsidiaries (including Spinco and the Spinco Subsidiaries) primarily relating to or arising from the Spinco Business, including the Liabilities set forth on the Spinco Audited Balance Sheet or arising after the date thereof and the Liabilities of Spinco under the Transaction Agreements and (ii) all Liabilities set forth on Section 1.1(d) of the Disclosure Letter.
      Spinco Notes Offering: means the sale of Spinco Notes as part of the Spinco Financing, if applicable, and the distribution of Spinco Exchange Notes to AT Co. for purposes of effecting the Debt Exchange.
      Spinco Subsidiaries: all direct and indirect Subsidiaries of Spinco immediately after the Contribution.
      Steering Committee: as defined in Section 2.8 of this Agreement.
      Subsidiary: as defined in the Merger Agreement.
      Surviving Corporation: as defined in the Merger Agreement.
      Target Net Spinco Indebtedness: as defined in Section 4.1(d) of this Agreement.
      Taxes: as defined in the Merger Agreement.
      Tax Sharing Agreement: the Tax Sharing Agreement to be entered into between AT Co. and its Affiliates and Spinco and its Affiliates, substantially in the form of Exhibit C hereto.
      Third-Party Claim: any claim, suit, derivative suit, arbitration, inquiry, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal asserted by a Person who or which is neither a party hereto nor an Affiliate of a party hereto.
      Transaction Agreements: this Agreement, the Employee Benefits Agreement, the Merger Agreement, the Tax Sharing Agreement, the Shared Assets Agreement, the Shared Contracts Agreement, and the Transition Services Agreement.
      Transition Services Agreement: the Transition Services Agreement to be entered into by and between AT Co. and Spinco, substantially on the terms set forth in Exhibit D hereto.
      Wireline Subsidiaries: as defined in Section 2.1(a) of this Agreement.
      Section 1.2     References to Time. All references in this Agreement to times of the day shall be to New York City time.

ARTICLE II
Preliminary Transactions
      Section 2.1     Business Separation.
      (a) On or prior to the Distribution Date, AT Co. shall take or cause to be taken all actions necessary to cause the transfer, assignment, delivery and conveyance to Spinco or one or more Spinco Subsidiaries designated by Spinco of (i) all of the stock of Subsidiaries of AT Co. that hold primarily Spinco Assets (the “Wireline Subsidiaries”) (which such Subsidiaries are set forth on Schedule 2.1(a) hereof); provided that any AT Co. Assets or AT Co. Liabilities held by any such Wireline Subsidiary shall be transferred from such Wireline Subsidiary to AT Co. or an AT Co. Subsidiary prior to the Distribution Date, (ii) all of the Spinco Assets held by AT Co. or a subsidiary of AT Co. that are not transferred as a result of the transfer of a Wireline Subsidiary to Spinco and (iii) all Spinco Liabilities held by AT Co. or a subsidiary of AT Co. that are not transferred as a result of the transfer of a Wireline Subsidiary to Spinco. Spinco shall assume or cause to be assumed, and thereafter timely pay, perform and discharge, or cause to be paid, performed and discharged, all of the Spinco Liabilities.
      (b) The separation of the AT Co. Assets and the Spinco Assets, as contemplated by this Agreement shall be effected in a manner that does not unreasonably disrupt either the AT Co. Business or the Spinco Business. Notwithstanding the foregoing, AT Co. and Spinco agree, and agree to cause their respective Subsidiaries, to use their reasonable best efforts to obtain, before the Distribution Date, any consent, approval or waiver from, and to satisfy any notification requirements to, any Governmental Authority or other third party. Prior to the Distribution Date, AT Co. and Spinco shall use their reasonable best efforts to identify all Assets that cannot be separated in a commercially reasonable manner, and Spinco and AT Co. will enter into appropriate arrangements regarding such shared Assets (the “Shared Assets Agreement”), including the costs related to the use of such shared Assets.
      (c) Prior to the Contribution, AT Co. and Spinco will use their respective reasonable best efforts to amend, in form and substance reasonably satisfactory to the Company, all contractual arrangements between or among AT Co., Spinco, their respective Affiliates and any other Person (other than the contractual arrangements relating to the Contribution, the Distribution and the Merger) that either (i) relate to the AT Co. Business but relate primarily to the Spinco Business or (ii) relate solely to the Spinco Business, but, by their terms, contain provisions relating to a member of the AT Co. Group, so that, after the Contribution, such contractual arrangements (x) will relate solely to the Spinco Business and (y) will eliminate any provisions relating to a member of the AT Co. Group and, in either event, will inure to the benefit of the Spinco Group on substantially the same economic terms as such arrangements exist as of the date hereof. Prior to the Contribution, AT Co. and Spinco will use their respective reasonable best efforts to amend, in form and substance reasonably satisfactory to the Company, all contractual arrangements between or among AT Co., Spinco, their respective Affiliates and any other Person (other than the contractual arrangements relating to the Contribution, the Distribution and the Merger) that either (i) relate to the Spinco Business but relate primarily to the AT Co. Business or (ii) relate solely to the AT Co. Business, but, by their terms, contain provisions relating to a member of the Spinco Group, so that, after the Contribution, such contractual arrangements (x) will relate solely to the AT Co. Business and (y) will eliminate any provisions relating to a member of the Spinco Group and, in either event, will inure to the benefit of the AT Co. Group on substantially the same economic terms as such arrangements exist as of the date hereof. If, in any case, such amendment cannot be obtained, or if an attempted amendment thereof would be ineffective or would adversely affect the rights of AT Co. or Spinco thereunder, AT Co. and Spinco will cooperate in negotiating a mutually agreeable arrangement with respect to such contractual arrangements (the “Shared Contracts Agreement”), in form and substance reasonably satisfactory to the Company, under which AT Co. or Spinco, as applicable, will obtain the benefits and assume the obligations thereunder. Notwithstanding the foregoing, no action will be required of AT Co. or Spinco that would cause the representation contained in Section 2.1(d) below to be breached.
      (d) AT Co. hereby represents and warrants to Spinco that immediately following the Contribution, the Assets of Spinco and the Spinco Subsidiaries, taken together with the services available from AT Co. pursuant to the Transition Services Agreement, the Shared Assets Agreement and the Shared Contracts Agreement, will constitute all of the Assets primarily used in or necessary for, and will be sufficient for the operation of, the Spinco Business in all material respects as currently conducted and as proposed to be conducted on the date the Contribution is consummated. The representations and warranties of AT Co. set forth in this Section 2.1(d) will survive the execution and delivery of this Agreement and the Distribution Date and will continue in full force and effect for two years following the Distribution Date.
      (e) From the date hereof until the Effective Time, AT Co. shall be entitled to use, retain or otherwise dispose of all cash generated by the Spinco Business and the Spinco Assets in accordance with the ordinary course operation of AT Co.’s cash management system.
      (f) Except as otherwise specifically set forth herein, the rights and obligations of the parties with respect to Taxes shall be governed exclusively by Article VI of this Agreement, the Tax Sharing Agreement and to the extent applicable, the Merger Agreement. Accordingly, Taxes shall not be treated as Assets or Liabilities for purposes of, or otherwise be governed by, this Section 2.1. In addition, except as otherwise specifically set forth herein, the rights and obligations of the parties with respect to benefit plans, programs, agreements and arrangements shall be governed exclusively by Article V of this Agreement, the Employee Benefits Agreement and to the extent applicable, the Merger Agreement. Accordingly, assets and liabilities relating to any benefit plans, programs, agreements and arrangements shall not be treated as Assets or Liabilities for purposes of, or otherwise be governed by, this Section 2.1.
      Section 2.2     Conveyancing and Assumption Agreements. In connection with the transfer of the Spinco Assets and the assumption of the Spinco Liabilities contemplated by this Article II, AT Co. and Spinco shall execute, or cause to be executed by the appropriate entities, conveyancing and assumption instruments in such forms as shall be reasonably acceptable to AT Co., Spinco and the Company.
      Section 2.3     Certain Resignations. At or prior to the Distribution Date, AT Co. shall cause each employee and director of AT Co. and its Subsidiaries who will not be employed by Spinco or a Spinco Subsidiary after the Distribution Date to resign, effective not later than the Distribution Date, from all boards of directors or similar governing bodies of Spinco or any Spinco Subsidiary on which they serve, and from all positions as officers of Spinco or any Spinco Subsidiary in which they serve. Spinco will cause each employee and director of Spinco and its Subsidiaries who will not be employed by AT Co. or an AT Co. Subsidiary after the Distribution Date to resign, effective not later than the Distribution Date, from all boards of directors or similar governing bodies of AT Co. or any AT Co. Subsidiary on which they serve, and from all positions as officers of AT Co. or any AT Co. Subsidiary in which they serve.
      Section 2.4     Other Agreements. Each of AT Co. and Spinco shall, prior to the Distribution Date, enter into, or cause the appropriate members of the Group of which it is a member to enter into, the other Transaction Agreements.
      Section 2.5     Transfers Not Effected Prior to the Distribution; Transfers Deemed Effective as of the Distribution Date. Subject to Section 2.1(d), to the extent that any transfers of Assets or Liabilities contemplated by this Article II shall not have been consummated on or prior to the Distribution Date, the parties shall cooperate and use reasonable best efforts to effect the transfer of such Assets (“Delayed Transfer Assets”) and such Liabilities (“Delayed Transfer Liabilities”) as promptly following the Distribution Date as shall be practicable. On the Closing Date, AT Co. shall use its reasonable best efforts to deliver to Spinco a schedule setting forth all material Delayed Transfer Assets and Delayed Transfer Liabilities existing as of the Closing Date. Nothing herein shall be deemed to require the transfer of any Assets or the assumption of any Liabilities which by their terms or operation of law cannot be transferred or assumed until such time as all legal impediments to such transfer or assumption have been removed; provided, however, that AT Co. and Spinco shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any necessary consents or approvals for the transfer of all Assets and the assumption of all Liabilities contemplated to be transferred or assumed pursuant to this Article II. In the event that any such transfer of Assets or assumption of Liabilities has not been consummated, effective on or before the Distribution Date, the party retaining such Asset or Liability shall thereafter hold such Asset in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) and retain such Liability for the account of the party by whom such Liability is to be assumed pursuant hereto, and take such other action as may be reasonably requested by the party to which such Asset is to be transferred, or by whom such Liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably practicable, in substantially the same position as would have existed had such Asset or Liability been transferred or assumed as contemplated hereby. As and when any such Asset becomes transferable or such Liability can be assumed, such transfer or assumption automatically and without any further action shall be effected forthwith. Subject to the foregoing, the parties agree that, as of the Distribution Date (or such earlier time as any such Asset may have been assigned or Liability assumed), each party hereto shall be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such party is entitled to acquire or required to assume pursuant to the terms of this Agreement.
      Section 2.6     Special Dividend; Spinco Financing; Debt Exchange.
      (a) The Spinco Board will establish a special dividend record date (the “Special Dividend Record Date”) and will authorize Spinco to pay out of funds legally available therefor the Special Dividend immediately prior to the Distribution Date to AT Co., as the holder of record of Spinco Common Stock as of the Special Dividend Record Date.
      (b) Prior to the Distribution Date, AT Co. shall enter into all necessary or appropriate arrangements regarding (i) the exchange of outstanding AT Co. short-term debt obligations (the “AT Co. Notes”) having an aggregate fair market value as of the date of the Debt Exchange equal to the net proceeds of the Spinco Exchange Notes or (ii) other transfer of the Spinco Exchange Notes to the creditors of AT Co. (the “Debt Exchange”). The principal amount of the Spinco Exchange Notes will be an amount equal to (x) $3.965 billion less (y) the amount of the Special Dividend, with the precise aggregate principal amount of the Spinco Exchange Notes to be exchanged or transferred in the Debt Exchange to be set forth on a certificate to be delivered by AT Co. to Spinco, with a copy to the Company, no later than thirty (30) days prior to the Distribution Date.
      (c) At or prior to the Distribution Date, Spinco will (i) enter into the Spinco Credit Agreement and consummate the Spinco Notes Offering, pursuant to which Spinco will borrow up to $3.965 billion in the aggregate (the “Spinco Financing”), and use such proceeds to pay the Special Dividend and (ii) distribute Spinco Exchange Notes to AT Co., which AT Co. intends to exchange for outstanding AT Co. Notes or otherwise transfer in the Debt Exchange.
      (d) Notwithstanding the provisions of Sections 2.6(b) and 2.6(c), the amounts of indebtedness set forth in this Section 2.6 are approximations based on facts and circumstances existing on the date hereof and are subject to change prior to the Distribution Date, it being understood that such amounts will at all times remain subject to the provisions of Section 4.1 hereof.
      (e) AT Co. and Spinco shall use their respective reasonable best efforts to cause the Spinco Financing and the Debt Exchange to be consummated. Without limiting the generality of the foregoing, each of AT Co. and Spinco shall use its reasonable best efforts to cause their respective employees, accountants, counsel and other representatives to reasonably cooperate with each other in carrying out the transactions contemplated by the Spinco Financing and the Debt Exchange and in delivering all documents and instruments deemed reasonably necessary by AT Co. or Spinco (including providing standard accountants’ “comfort” letters and legal opinions and otherwise cooperating and assisting in satisfying the conditions to the Spinco Financing and the Debt Exchange and assisting with the syndication or marketing of the Spinco Credit Agreement and the consummation of the Spinco Notes Offering including, by (i) providing direct contact between prospective lenders and the officers and directors of each of AT Co. and Spinco, (ii) providing assistance in preparation of confidential information memoranda and other materials to be used in connection with consummating the Spinco Financing and the Debt Exchange, (iii) disclosing the Debt Exchange and Spinco Financing, as required under the Securities Act, in the Registration Statement and any other filings to be made with the SEC, and (iv) entering into such agreements and other arrangements as are reasonably required to effectuate any arrangements made by AT Co. with respect to the exchange of Spinco Notes for AT Co. Notes in connection with the Debt Exchange, and (v) taking all other actions reasonably necessary in connection with the Spinco Financing and the Debt Exchange). Each of AT Co. and Spinco shall cooperate in connection with the preparation of all documents and the making of all filings required in connection with the Spinco Financing and the Debt Exchange and shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate the Spinco Financing and the Debt Exchange and the transactions contemplated hereby.
      Section 2.7     Financial Instruments.
      (a) Spinco will, at its expense, take or cause to be taken all actions, and enter into (or cause the Spinco Subsidiaries to enter into) such agreements and arrangements, as shall be reasonably necessary to effect the
      (b) release of and substitution for each member of the AT Co. Group, as of the Distribution Date, from all primary, secondary, contingent, joint, several and other Liabilities in respect of Spinco Financial Instruments to the extent related to the Spinco Group or the Spinco Business (it being understood that all such Liabilities in respect of Spinco Financial Instruments are Spinco Liabilities).
      (c) AT Co. will, at its expense, take or cause to be taken all actions, and enter into (or cause its Subsidiaries to enter into) such agreements and arrangements, as shall be necessary to effect the release of and substitution for each member of the Spinco Group, as of the Distribution Date, from all primary, secondary, contingent, joint, several and other Liabilities, if any, in respect of AT Co. Financial Instruments to the extent related to the AT Co. Group or the AT Co. Business (it being understood that all such Liabilities in respect of AT Co. Financial Instruments are AT Co. Liabilities).
      (d) The parties’ obligations under this Section 2.7 will continue to be applicable to all Spinco Financial Instruments and AT Co. Financial Instruments identified at any time by AT Co. or Spinco, whether before, at or after the Distribution Date.
      Section 2.8     Coordination of Asset Separation Transactions. (a) As promptly as practicable after the date hereof, AT Co. and Spinco shall establish a steering committee (the “Steering Committee”) for the purpose of (i) overseeing the process of separating Spinco Assets from AT Co. Assets, (ii) reviewing the form, terms and provisions of each agreement necessary for the Preliminary Restructuring and the Contribution to the extent not finalized at or prior to the date hereof, (iii) reviewing any proposed amendments to any such document that has previously been finalized, (iv) implementing the specific terms of each of the Transaction Agreements, including the Employee Benefits Agreement and (v) overseeing the implementation of the Spinco Financing (collectively, the “Asset Separation Process”). The Steering Committee shall be comprised of up to two (2) designees selected by AT Co. (the “AT Co. Designees”), up to two (2) designees selected by Spinco (the “Spinco Designees” and, collectively with the AT Co. Designees, the “AT Co./ Spinco Designees”) and up to two (2) designees selected by the Company, who shall be reasonably acceptable to AT Co. and Spinco (the “Company Designees”). All material decisions with respect to the Asset Separation Process, including the terms of any breakage or termination fees payable by AT Co. or Spinco, any consent payments or similar arrangements required in connection with the Asset Separation Process and the terms of any material contract, agreement, arrangement or understanding to be entered into with any third party in connection therewith, shall be subject to the review of the Steering Committee. In the event either Company Designee in good faith asserts that any contract, agreement, arrangement or understanding to be entered into between AT Co. and Spinco, which by its terms will continue after the Distribution Date, would, individually or in the aggregate, materially and adversely affect the economic benefits as a whole to be derived by the Company from the Merger, the execution of such contract, agreement, arrangement or understanding shall require a Company Consent.
ARTICLE III
The Distribution
      Section 3.1     Record Date and Distribution Date. Subject to the satisfaction, or to the extent permitted by applicable Law, waiver, of the conditions set forth in Section 11.1, the Board of Directors of

AT Co., consistent with the Merger Agreement and Delaware law, shall establish the Record Date and the Distribution Date and any necessary or appropriate procedures in connection with the Distribution.
      Section 3.2     Spinco Reclassification. Immediately prior to the Distribution Date, AT Co. and Spinco shall take all actions necessary to issue to AT Co. such number of shares of Spinco Common Stock, including, if applicable, by reclassifying the outstanding shares of Spinco Common Stock or by declaring a dividend payable to AT Co. in shares of Spinco Common Stock (the “Reclassification”), for the purpose of increasing the outstanding shares of Spinco Common Stock such that, immediately prior to the Distribution Date, Spinco will have an aggregate number of shares of Spinco Common Stock to be determined by AT Co. and Spinco prior to the Distribution Date, all of which will be held by AT Co.
      Section 3.3     Net Spinco Indebtedness. Immediately prior to the Effective Time, after giving effect to the Contribution and the other transactions contemplated hereby other than the Merger and the refinancing of the Company indebtedness, Spinco shall have Net Spinco Indebtedness (as defined below) of not more than the Target Net Spinco Indebtedness (as defined below).
      Section 3.4     The Agent. Prior to the Distribution Date, AT Co. shall enter into an agreement with the Agent on terms reasonably satisfactory to Spinco providing for, among other things, the distribution to the holders of AT Co. Common Stock in accordance with this Article III of the shares of Company Common Stock into which the shares of Spinco Common Stock that would otherwise be distributed in the Distribution will be converted pursuant to the Merger.
      Section 3.5     Delivery of Shares to the Agent. At or prior to the Distribution Date, AT Co. shall authorize the book-entry transfer by the Agent of all of the outstanding shares of Spinco Common Stock to be distributed in connection with the Distribution. After the Distribution Date, upon the request of the Agent, Spinco shall provide all book-entry transfer authorizations that the Agent shall require in order to effect the distribution of the shares of Company Common Stock into which the shares of Spinco Common Stock that would otherwise be distributed in the Distribution will be converted pursuant to the Merger.
      Section 3.6     The Distribution. Upon the terms and subject to the conditions of this Agreement, following consummation of the Reclassification, AT Co. shall declare and pay the Distribution of all of the shares of Spinco Common Stock held by AT Co. At the Effective Time (as defined in the Merger Agreement), all such shares of Spinco Common Stock shall be converted into the right to receive shares of Company Common Stock pursuant to, and in accordance with the terms of, the Merger Agreement, immediately following which the Agent shall distribute by book-entry transfer in respect of the outstanding shares of AT Co. Common Stock held by holders of record of AT Co. Common Stock on the Record Date, all of the shares of Company Common Stock into which the shares of Spinco Common Stock that would otherwise be distributed in the Distribution have been converted pursuant to the Merger. The Agent shall make cash payments in lieu of any fractional shares resulting from the conversion of Spinco Common Stock into Company Common Stock in the Merger pursuant to the terms of the Merger Agreement.
ARTICLE IV
Net Debt Adjustment
      Section 4.1     Post-Closing Adjustment to Net Spinco Indebtedness.
      (a) Within ninety (90) days after the Closing Date (as defined in the Merger Agreement), the Surviving Corporation (as defined in the Merger Agreement) shall cause to be prepared and delivered to AT Co. (i) a combined balance sheet of Spinco and the Spinco Subsidiaries as of 12:01 a.m. on the Distribution Date (the “Closing Spinco Balance Sheet”) and (ii) a statement derived from the Closing Spinco Balance Sheet and prepared in accordance with this Section 4.1 (the “Closing Statement”), setting forth the Net Spinco Indebtedness (as defined below) as of 12:01 a.m. on the Distribution Date (the “Closing Net Spinco Indebtedness”), including reasonable detail regarding the calculation thereof. The Closing Spinco Balance Sheet shall be prepared in accordance with GAAP, consistently applied, utilizing the same methodology and adjustments as were utilized in preparing the Spinco Audited Balance Sheet, and the Closing Statement shall be derived from the Closing Spinco Balance Sheet.
      (b) Following the Distribution Date, each of AT Co. and Spinco shall give the other party and any representatives of such other party access at all reasonable times to the properties, books, records, working papers and personnel of the Spinco Business to the extent required to prepare and review the Closing Spinco Balance Sheet and the Closing Statement. AT Co. shall have thirty (30) days following delivery of the Closing Spinco Balance Sheet and the Closing Statement during which to notify the Surviving Corporation of any dispute of any item contained in the Closing Statement, which notice shall (i) set forth in reasonable detail the nature and amount of any such dispute and (ii) include only disputes based on mathematical errors or the calculation of amounts not in accordance with the procedures set forth in this Section 4.1. If AT Co. fails to notify the Surviving Corporation of any such dispute within such thirty (30) day period, or if the dispute involves amounts less than $5 million in the aggregate, the Closing Statement delivered to AT Co. shall be deemed to be the “Final Closing Statement,” final, conclusive and binding on the parties hereto. In the event that AT Co. shall so notify the Surviving Corporation of a dispute, AT Co. and the Surviving Corporation shall cooperate in good faith to resolve such dispute as promptly as possible.
      (c) If AT Co. and the Surviving Corporation do not resolve any such disputed item within thirty (30) days of the delivery of such notice, such disputed item shall be resolved by the Independent Accounting Firm (as defined below). In connection therewith, the Independent Accounting Firm shall address only items disputed by the parties and may not assign an amount to any disputed item greater than the greatest amount for such item that is claimed by a party or less than the smallest amount for such item that is claimed by a party. The Independent Accounting Firm shall make its determination with respect to any such disputed item as promptly as practicable and such determination shall be final, conclusive and binding on the parties and shall be enforceable in any court of competent jurisdiction and may be entered as a judgment in any such court. Any expenses relating to the engagement of the Independent Accounting Firm shall be shared equally between AT Co. and the Surviving Corporation. The Closing Statement, as modified by resolution of any disputed items between AT Co. and Spinco or by the Independent Accounting Firm, shall be the “Final Closing Statement,” final, conclusive and binding on the parties hereto.
      (d) Provided that the Spinco Financing has been consummated, if the amount of the Net Spinco Indebtedness, as set forth in the Final Closing Statement (the “Final Net Spinco Indebtedness”), exceeds the sum of (x) $4.2 billion plus (y) the principal amount of any additional Indebtedness (the “Additional Spinco Indebtedness”) incurred in respect of the fees and expenses related to the Spinco Notes (the sum of clause (x) plus clause (y) being referred to herein as “Target Net Spinco Indebtedness”), AT Co. shall pay to Spinco an amount equal to such excess and if the amount of the Final Net Spinco Indebtedness is less than the amount of the Target Net Spinco Indebtedness, Spinco shall pay to AT Co. an amount equal to such deficit (such payment amount being referred to herein as the “Final Adjustment Amount”).
      (e) Any payment to be made by AT Co. or the Surviving Corporation, as the case may be, in respect of the Final Adjustment Amount pursuant to Section 4.1(d) hereof shall be made by wire transfer of immediately available funds within five (5) Business Days after the date upon which the Closing Statement becomes the Final Closing Statement (either upon mutual agreement pursuant to Section 4.1(a) or by resolution of any dispute with respect to the Statement in accordance with Sections 4.1(b) and/or 4.1(c)) in an amount determined pursuant to Section 4.1(d) hereof, together with interest thereon from the Distribution Date through the date such payment is made, at the prime lending rate as reported as of the date of such payment by The Wall Street Journal (the “Prime Rate”). Notwithstanding the foregoing, in the event that the aggregate amount required to be paid by the Surviving Corporation to AT Co. pursuant to Section 4.1(d) exceeds $50 million, then the Surviving Corporation (i) shall pay $50 million of such amount to AT Co. in cash as provided in the immediately preceding sentence and (ii) shall pay the remaining amount due through the issuance of a promissory note having a maturity of not more than ninety (90) days and bearing interest at the Prime Rate, or through any combination of the foregoing.
      (f) As used herein, the following terms shall have the following meanings: (i) “Net Spinco Indebtedness” shall mean (A) the aggregate amount of Indebtedness (as defined below) of Spinco and its Subsidiaries immediately prior to the Distribution Date which shall remain an obligation of Spinco or any of the Spinco Subsidiaries following the Distribution Date minus (B) the aggregate amount of Cash and Cash Equivalents (as defined below) of Spinco and the Spinco Subsidiaries as of the Distribution Date. The Net Spinco Indebtedness shall be calculated in good faith in accordance with GAAP, consistently applied, utilizing the same methodology and adjustments as were used in preparing the Spinco Audited Balance Sheet; (ii) “Indebtedness” of any Person (as defined in the Merger Agreement) at any date shall mean (x) any obligation of such Person (A) with respect to indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, including all accrued and unpaid interest, premiums, penalties and fees thereon (other than accounts payable, accrued expenses (including book overdrafts) and other current liabilities arising in the ordinary course of business), (B) evidenced by a note, bond, debenture or similar instrument (including a purchase money obligation) or (iii) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP; (y) any guarantee (or keepwell agreement) by such Person of any indebtedness of others described in the preceding clause (x); and (z) all obligations to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument; (iii) “Cash and Cash Equivalents” shall mean all cash, cash equivalents, including certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof, marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or an agency thereof, and investments in money market funds with assets of $5,000,000 or greater, and other liquid investments, including all deposited but uncleared bank deposits; (iv) “Spinco Audited Balance Sheet” shall mean the audited combined balance sheet of Spinco and the Spinco Subsidiaries as of December 31, 2004; (v) “GAAP” shall mean United States generally accepted accounting principles; and (vi) “Independent Accounting Firm” shall mean an internationally recognized accounting firm mutually selected and agreed upon by AT Co. and Spinco.
ARTICLE V
Employee Benefit Matters
      Section 5.1     Employee Benefit Matters. Subject to the terms and conditions set forth herein at or prior to the Distribution Date, AT Co. and Spinco shall each execute and deliver the Employee Benefits Agreement, substantially in the form of Exhibit A hereto.
ARTICLE VI
Tax Sharing
      Section 6.1     Tax Sharing. Subject to the terms and conditions set forth herein at or prior to the Distribution Date, AT Co. and Spinco shall each execute and deliver the Tax Sharing Agreement, substantially in the form of Exhibit C hereto.
ARTICLE VII
Survival and Indemnification
      Section 7.1     Survival of Agreements. Except as otherwise provided herein with respect to any specific representation, warranty or covenant, all representations, warranties, covenants and agreements of the parties hereto contained in this Agreement shall survive the Distribution Date for a period of two (2) years. For the avoidance of doubt, this Section 7.1 shall in no event alter or otherwise affect the operation of Section 12.1 of the Merger Agreement.
      Section 7.2     Mutual Release. Effective as of the Distribution Date and except as otherwise specifically set forth in the Transaction Agreements, each of AT Co., on behalf of itself and each of the AT Co. Subsidiaries, on the one hand, and Spinco, on behalf of itself and each of the Spinco Subsidiaries, on the other hand, hereby releases and forever discharges the other party and its Subsidiaries, and its and their respective officers, directors, managers or other persons acting in a similar capacity, agents, record and beneficial security holders (including trustees and beneficiaries of trusts holding such securities), advisors and Representatives (in each case, in their respective capacities as such) and their respective heirs, executors, administrators, successors and assigns, of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, which the releasing party has or ever had or ever will have, which exist or arise out of or relate to events, circumstances or actions taken by such other party occurring or failing to occur or any conditions existing at or prior to the Distribution Date whether or not known on the Distribution Date, including in connection with the transactions and all other activities to implement the Contribution and the Distribution; provided, however, that the foregoing general release shall not apply to (i) any Liabilities or other obligations (including Liabilities with respect to payment, reimbursement, indemnification or contribution) under the Merger Agreement or the other Transaction Agreements or any Contracts (as defined therein) contemplated thereby, or assumed, transferred, assigned, allocated or arising under any of the Merger Agreement or the other Transaction Agreements or any Contract contemplated thereby (including any Liability that the parties may have with respect to payment, performance, reimbursement, indemnification or contribution pursuant to the Merger Agreement or any other Transaction Agreement or any Contract contemplated thereby for claims brought against the parties by third Persons or any Indemnitee), and the foregoing release will not affect any party’s right to enforce the Merger Agreement or the other Transaction Agreements or the Contracts contemplated thereby in accordance with their terms or (ii) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 7.2 (provided, that the parties agree not to bring suit or permit any of their Subsidiaries to bring suit against any such Person with respect to any Liability to the extent such Person would be released with respect to such Liability by this Section 7.2 but for this clause (ii)). Each party to this Agreement agrees, for itself and each member of its Group, not to make any claim or demand or commence any action or assert any claim against any member of the other Party’s Group with respect to the Liabilities released pursuant to this Section 7.2.
      Section 7.3     Indemnification.
      (a) Except as specifically otherwise provided in the other Transaction Agreements, Spinco shall indemnify, defend and hold harmless the AT Co. Indemnitees from and against all Indemnifiable Losses arising out of or due to the failure of any member of the Spinco Group (i) to pay or satisfy any Spinco Liabilities (including the Spinco Group’s Delayed Liabilities), or (ii) to perform any of its obligations under this Agreement.
      (b) Except as specifically otherwise provided in the other Transaction Agreements, AT Co. shall indemnify, defend and hold harmless the Spinco Indemnitees from and against all Indemnifiable Losses arising out of or due to the failure of any member of the AT Co. Group (i) to pay or satisfy any AT Co. Liabilities (including the AT Co. Group’s Delayed Liabilities), (ii) to transfer to Spinco or any member of the Spinco Group all of the Spinco Assets transferred or to be transferred to Spinco or the Spinco Group pursuant to Article II hereof, or (iii) to perform any of its obligations under this Agreement.
      (c) Notwithstanding anything to the contrary set forth herein, indemnification relating to any arrangements between any member of the AT Co. Group and any member of the Spinco Group for the provision after the Distribution Date of goods and services in the ordinary course shall be governed by the terms of such arrangements and not by this Section or as otherwise set forth in this Agreement and the other Transaction Agreements.
      (d) Indemnification for matters subject to the Tax Sharing Agreement is governed by the terms, provisions and procedures of the Tax Sharing Agreement and not by this Article VII and indemnification for matters subject to the Merger Agreement is governed by the terms, provisions and procedures of the Merger Agreement and not by this Article VII.
      Section 7.4     Procedures for Indemnification for Third-Party Claims.
      (a) AT Co. shall, and shall cause the other AT Co. Indemnitees to, notify Spinco in writing promptly after learning of any Third-Party Claim for which any AT Co. Indemnitee intends to seek indemnification from Spinco under this Agreement. Spinco shall, and shall cause the other Spinco Indemnitees to, notify AT

Co. in writing promptly after learning of any Third-Party Claim for which any Spinco Indemnitee intends to seek indemnification from AT Co. under this Agreement. The failure of any Indemnitee to give such notice shall not relieve any Indemnifying Party of its obligations under this Article VII except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice. Such notice shall describe such Third-Party Claim in reasonable detail considering the Information provided to the Indemnitee and shall indicate the amount (estimated if necessary) of the Indemnifiable Loss that has been claimed against or may be sustained by such Indemnitee.
      (b) Except as otherwise provided in paragraph (c) of this Section 7.3, an Indemnifying Party may, by notice to the Indemnitee and to AT Co., if Spinco is the Indemnifying Party, or to the Indemnitee and Spinco, if AT Co. is the Indemnifying Party, within 30 days after receipt by such Indemnifying Party of such Indemnitee’s notice of a Third-Party Claim, undertake (itself or through another member of the Group of which the Indemnifying Party is a member) the defense or settlement of such Third-Party Claim, at such Indemnifying Party’s own expense and by counsel reasonably satisfactory to the Indemnitee. If an Indemnifying Party undertakes the defense of any Third-Party Claim, such Indemnifying Party shall control the investigation and defense or settlement thereof, and the Indemnitee may not settle or compromise such Third-Party Claim without the prior written consent of the Indemnifying Party, except that such Indemnifying Party shall not (i) require any Indemnitee, without its prior written consent, to take or refrain from taking any action in connection with such Third-Party Claim, or make any public statement, which such Indemnitee reasonably considers to be against its interests, or (ii) without the prior written consent of the Indemnitee and of AT Co., if the Indemnitee is an AT Co. Indemnitee, or the Indemnitee and of Spinco, if the Indemnitee is a Spinco Indemnitee, consent to any settlement that does not include as a part thereof an unconditional release of the relevant Indemnitees from liability with respect to such Third-Party Claim or that requires the Indemnitee or any of its Representatives or Affiliates to make any payment that is not fully indemnified under this Agreement or to be subject to any non-monetary remedy. Subject to the Indemnifying Party’s control rights, as specified herein, the Indemnitees may participate in such investigation and defense, at their own expense. Following the provision of notices to the Indemnifying Party, until such time as an Indemnifying Party has undertaken the defense of any Third-Party Claim as provided herein, such Indemnitee shall control the investigation and defense or settlement thereof, without prejudice to its right to seek indemnification hereunder.
      (c) If an Indemnitee reasonably determines that there may be legal defenses available to it that are different from or in addition to those available to its Indemnifying Party which make it inappropriate for the Indemnifying Party to undertake the defense or settlement thereof, then such Indemnifying Party shall not be entitled to undertake the defense or settlement of such Third-Party Claim; and counsel for the Indemnifying Party shall be entitled to conduct the defense of such Indemnifying Party and counsel for the Indemnitee (selected by the Indemnitee) shall be entitled to conduct the defense of such Indemnitee, in which case the reasonable fees, costs and expenses of such counsel for the Indemnitee (but not more than one counsel (in addition to local counsel, if any) reasonably satisfactory to the Indemnifying Party) shall be paid by such Indemnifying Party, it being understood that both such counsel shall cooperate with each other to conduct the defense or settlement of such action as efficiently as possible.
      (d) In no event shall an Indemnifying Party be liable for the fees and expenses of more than one counsel for all Indemnitees (in addition to local counsel and its own counsel, if any) in connection with any one action, or separate but similar or related actions, in the same jurisdiction arising out of the same general allegations or circumstances.
      (e) If the Indemnifying Party undertakes the defense or settlement of a Third-Party Claim, the Indemnitee shall make available to the Indemnifying Party and its counsel all information and documents reasonably available to it which relate to any Third-Party Claim, and otherwise cooperate as may reasonably be required in connection with the investigation, defense and settlement thereof, subject to the terms and conditions of a mutually acceptable joint defense agreement.
      Section 7.5     Reductions for Insurance Proceeds, Tax Benefits and Other Recoveries. The amount that any Indemnifying Party is or may be required to pay to any Indemnitee pursuant to this Article VII shall be reduced (retroactively or prospectively) by (i) any insurance proceeds or other amounts actually recovered from third parties by or on behalf of such Indemnitee in respect of the related Indemnifiable Losses (net of all costs of recovery, including deductibles, co-payments or other payment obligations) and (ii) any tax benefit actually realized by the Indemnitee in respect of the related Indemnifiable Losses. The existence of a claim by an Indemnitee for insurance or against a third party in respect of any Indemnifiable Loss or the availability of potential tax benefits shall not, however, delay or reduce any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by an Indemnifying Party. The Indemnifying Party shall make payment in full of such amount so determined to be due and owing by it and, if, and to the extent that, there exists a claim against any third party (other than an insurer) in respect of such Indemnifiable Loss, the Indemnitee shall assign such claim against such third party to the Indemnifying Party. Any tax benefit actually received by an Indemnified Party shall be paid over to the Indemnifying Party to the extent such tax benefit relates to an Indemnifiable Loss for which indemnification has already been received. Notwithstanding any other provisions of this Agreement, it is the intention of the parties hereto that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions or (ii) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnitee shall have received the payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Losses and shall subsequently actually receive insurance proceeds, tax benefits or other amounts in respect of such Indemnifiable Losses, then such Indemnitee shall hold such insurance proceeds in trust for the benefit of such Indemnifying Party and shall pay to such Indemnifying Party a sum equal to the amount of such insurance proceeds, tax benefits or other amounts actually received, up to the aggregate amount of any payments received from such Indemnifying Party pursuant to this Agreement in respect of such Indemnifiable Losses.
      Section 7.6     Consequential Damages. In no event shall an Indemnifying Party be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits, whether based on contract, tort, strict liability, other law or otherwise.
      Section 7.7     Survival of Indemnities. Except as otherwise provided herein with respect to any specific covenant or obligation, for a period of two (2) years from and after the Distribution Date, the obligations of each of AT Co. and Spinco under this Article VII shall survive the sale or other transfer by it of any of its Assets or Business or the assignment by it of any of its Liabilities, with respect to any Indemnifiable Loss of the other related to such Assets, Business or Liabilities.
ARTICLE VIII
Certain Additional Covenants
      Section 8.1     Notices to Third Parties. In addition to the actions described in Section 8.2, the members of the AT Co. Group and the members of the Spinco Group shall use reasonable best efforts to make all other filings and give notice to and obtain consents from all third parties that may be required to consummate the transactions contemplated by this Agreement and the other Transaction Agreements.
      Section 8.2     Licenses and Permits. Each party hereto shall cause the appropriate members of its Group to prepare and file with the appropriate licensing and permitting authorities applications for the transfer or issuance, as may be necessary or advisable in connection with the transactions contemplated by this Agreement and the other Transaction Agreements, to its Group of all material governmental licenses and permits required for the members of its Group to operate its Business after the Distribution Date. The members of the Spinco Group and the members of the AT Co. Group shall cooperate and use all commercially reasonable efforts to secure the transfer or issuance of such licenses and permits.
      Section 8.3     Intercompany Agreements; Intercompany Accounts.
      (a) Except as set forth on Section 8.3 of the Disclosure Letter or specifically provided herein or in the other Transaction Agreements, all material contracts, licenses, agreements, commitments and other arrangements, formal and informal, between any member of the AT Co. Group, on the one hand, and any member of the Spinco Group, on the other hand, in existence as of the Distribution Date, shall terminate as of the close of business on the day prior to the Distribution Date. No such terminated contract, license, agreement, commitment or other arrangement (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Distribution Date and all parties shall be released from all obligations thereunder. From and after the Distribution Date, no member of either Group shall have any rights under any such contract, license, agreement, commitment or arrangement with any member of the other Group, except as specifically provided herein or in the other Transaction Agreements or as may be agreed to at arms’ length after the Distribution Date.
      (b) Effective immediately prior to the Distribution Date, all intercompany cash management loan balances between AT Co. and the AT Co. Subsidiaries, on one hand, and Spinco and the Spinco Subsidiaries, on the other hand, shall be canceled.
      Section 8.4     Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Agreements. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement and the other Transaction Agreements, in order to effectuate the provisions and purposes of this Agreement.
      Section 8.5     Guarantee Obligations and Liens.
      (a) AT Co. and Spinco shall cooperate, and shall cause their respective Groups to cooperate and use their respective reasonable best efforts to: (x) terminate, or to cause a member of the Spinco Group to be substituted in all respects for any member of the AT Co. Group in respect of, all obligations of any member of the AT Co. Group under any Spinco Liabilities for which such member of the AT Co. Group may be liable, as guarantor, original tenant, primary obligor or otherwise, and (y) terminate, or to cause Spinco Assets to be substituted in all respects for any AT Co. Assets in respect of, any liens or encumbrances on AT Co. Assets which are securing any Spinco Liabilities. If such a termination or substitution is not effected by the Distribution Date: (i) Spinco shall indemnify and hold harmless the AT Co. Indemnitees for any Indemnifiable Loss arising from or relating thereto, and (ii) without the prior written consent of AT Co., from and after the Distribution Date, Spinco shall not, and shall not permit any member of the Spinco Group to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, contract or other obligation for which a member of the AT Co. Group is or may be liable or for which any AT Co. Asset is or may be encumbered unless all obligations of the AT Co. Group and all liens and encumbrances on any AT Co. Asset with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to AT Co.
      (b) AT Co. and Spinco shall cooperate, and shall cause their respective Groups to cooperate and use their respective reasonable best efforts to: (x) terminate, or to cause a member of the AT Co. Group to be substituted in all respects for any member of Spinco Group in respect of, all obligations of any member of the Spinco Group under any AT Co. Liabilities for which such member of the Spinco Group may be liable, as guarantor, original tenant, primary obligor or otherwise, and (y) terminate, or to cause AT Co. Assets to be substituted in all respects for any Spinco Assets in respect of, any liens or encumbrances on Spinco Assets which are securing any AT Co. Liabilities. If such a termination or substitution is not effected by the Distribution Date: (i) AT Co. shall indemnify and hold harmless the Spinco Indemnitees for any Indemnifiable Loss arising from or relating thereto, and (ii) without the prior written consent of Spinco, from and after the Distribution Date, AT Co. shall not, and shall not permit any member of the AT Co. Group to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, contract or other obligation for which a member of the Spinco Group is or may be liable or for which any Spinco Asset is or may be encumbered unless all obligations of the Spinco Group and all liens and encumbrances on any

Spinco Asset with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to Spinco.
      Section 8.6     Insurance.
      (a) Rights Under Policies. Notwithstanding any other provision of this Agreement, from and after the Distribution Date, Spinco and the Spinco Subsidiaries will have no rights with respect to any Policies, except that (i) Spinco may assert claims, and AT Co. will use its reasonable best efforts to assist Spinco in asserting claims, for any loss, liability or damage with respect to the Spinco Assets or Spinco Liabilities under Policies with third-party insurers which are “occurrence basis” insurance policies (“Occurrence Basis Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distribution Date to the extent that the terms and conditions of any such Occurrence Basis Policies and agreements relating thereto so allow and (ii) Spinco may continue to prosecute, and AT Co. will use reasonable best efforts to assist Spinco to continue to prosecute, claims with respect to Spinco Assets or Spinco Liabilities properly asserted with an insurer prior to the Distribution Date under Policies with third-party insurers which are insurance policies written on a “claims made” basis (“Claims Made Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distribution Date to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow; provided, that in the case of both clauses (i) and (ii) above, (A) all of AT Co.’s and each AT Co. Subsidiary’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing are promptly paid by Spinco, (B) AT Co. and the AT Co. Subsidiaries may, at any time, without liability or obligation to Spinco or any Spinco Subsidiary (other than as set forth in Section 8.6(c)), amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies (and such claims shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications), and (C) any such claim will be subject to all of the terms and conditions of the applicable Policy. AT Co.’s obligation to use its reasonable best efforts to assist Spinco in asserting claims under applicable Policies will include using reasonable best efforts in assisting Spinco to establish its right to coverage under such Policies (so long as all of AT Co.’s reasonable out-of-pocket costs and expenses in connection therewith are promptly paid by Spinco). In the event that the terms and conditions of any Policy do not allow Spinco the right to assert or prosecute a claim as set forth in clause (i) or (ii) above, then in such case, AT Co. shall use its reasonable best efforts to pursue such claim under such Policy and Spinco shall promptly pay all of AT Co.’s and each AT Co. Subsidiary’s reasonable costs and expenses incurred in connection therewith.
      (b) Assistance by AT Co. AT Co. will use reasonable best efforts to assist Spinco in connection with any efforts by Spinco to recover damages under any Policy with respect to the Spinco Business for incidents occurring prior to the Distribution Date; provided, that all of AT Co.’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing are promptly paid by Spinco.
      (c) AT Co. Actions. In the event that after the Distribution Date, AT Co. or any AT Co. Subsidiary proposes to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Policies under which Spinco has rights to assert claims pursuant to Section 8.6(a) in a manner that would adversely affect any such rights of Spinco (i) AT Co. will give Spinco prior written notice thereof (it being understood that the decision to take any such action will be in the sole discretion of AT Co.) and (ii) AT Co. will pay to Spinco its equitable share (which shall be determined by AT Co. in good faith based on the amount of premiums paid or allocated to the Spinco business in respect of the applicable Policy) of any net proceeds actually received by AT Co. from the insurer under the applicable Policy as a result of such action by AT Co. (after deducting AT Co.’s reasonable costs and expenses incurred in connection with such action).
      (d) Administration. From and after the Distribution Date:

(i) AT Co. or an AT Co. Subsidiary, as appropriate, will be responsible for the Claims Administration with respect to claims of AT Co. and the AT Co. Subsidiaries under the Policies; and

(ii) Spinco or a Spinco Subsidiary, as appropriate, will be responsible for the Claims Administration with respect to claims of Spinco and the Spinco Subsidiaries under the Policies.

      (e) Insurance Premiums. Subject to clause (B) of the proviso to Section 8.6(a), from and after the Distribution Date, AT Co. will pay all premiums (retrospectively-rated or otherwise) as required under the terms and conditions of the respective Policies in respect of periods prior to the Distribution Date, whereupon Spinco will upon the request of AT Co., forthwith reimburse AT Co. for that portion of such premiums paid by AT Co. as are reasonably determined by AT Co. to be attributable to the Spinco Business.
      (f) Agreement for Waiver of Conflict and Shared Defense. In the event that a Policy provides coverage for both AT Co. and/or an AT Co. Subsidiary, on the one hand, and Spinco and/or a Spinco Subsidiary, on the other hand, relating to the same occurrence, AT Co. and Spinco agree to defend jointly and to waive any conflict of interest necessary to the conduct of that joint defense.
      (g) Nothing in this Section 8.6 will be construed to limit or otherwise alter in any way the indemnity obligations of the parties to this Agreement, including those created by this Agreement, by operation of law or otherwise.
      Section 8.7     Use of Names.
      (a) Any material showing any affiliation or connection of AT Co. or any member of the AT Co. Group with Spinco or any member of the Spinco Group shall not be used by AT Co. or any member of the AT Co. Group after the Distribution Date, except that the restrictions contained in this Section 8.7(a) shall not apply to filings, reports and other documents required by applicable law or regulations of securities exchanges to be filed and/or made publicly available. On and after the Distribution Date, neither AT Co. nor any AT Co. Subsidiary shall represent to third parties that any of them is affiliated or connected with Spinco or any member of the Spinco Group.
      (b) Subject to Section 8.7(c) below, any material showing any affiliation of Spinco or any member of the Spinco Group with AT Co. or any member of the AT Co. Group shall not be used by Spinco or any member of the Spinco Group after the Distribution Date, except that the restrictions contained in this Section 8.7(b) shall not apply to filings, reports and other documents required by applicable law or regulations of securities exchanges to be filed and/or made publicly available. On and after the Distribution Date, neither Spinco nor any Subsidiary of Spinco shall represent to third parties that any of them is affiliated with AT Co. or any member of the AT Co. Group.
      (c) The parties agree that, for a period of 120 days from and after the Distribution Date (the “Sell-off Period”), Spinco and its Subsidiaries shall be entitled to continue to use all trademarks or other source identifiers owned by AT Co. (the “AT Co. Trademarks”) to the extent that such AT Co. Trademarks are contained as of the Distribution Date on any business cards, schedules, stationery, displays, signs, promotional materials, manuals, forms, computer software and other material used in the Spinco Business, without any obligation on the part of Spinco or its Subsidiaries to pay royalties or similar fees to AT Co. during the Sell-off Period. Spinco agrees that, upon termination of the Sell-off Period, Spinco and its Subsidiaries shall cease and desist from all further use of the AT Co. Trademarks except to the extent that such use is a “fair use” as a matter of law or as otherwise agreed by the parties.
      Section 8.8     Non Solicitation of Employees.
      (a) AT Co. agrees not to (and to cause the other members of the AT Co. Group not to) solicit or recruit for hire any employee of Spinco or any other member of the Spinco Group for a period of one year following the Distribution Date or until three months after such employee’s employment with Spinco or any other member of the Spinco Group terminates, whichever occurs first.
      (b) Spinco agrees not to (and to cause the other members of the Spinco Group not to) solicit or recruit for hire any employee of AT Co. or any other member of the AT Co. Group for a period of one year following the Distribution Date or until three months after such employee’s employment with AT Co. or any other member of the AT Co. Group terminates, whichever occurs first.
      (c) Notwithstanding the foregoing, such prohibitions on solicitation shall not restrict general recruitment efforts carried out through a public or general solicitation.

      Section 8.9     Subsequent Transfers. In the event that following the Distribution Date a member of the AT Co. Group becomes aware that it possesses any Spinco Assets (except (i) for assets, rights and properties provided by members of the AT Co. Group pursuant to the Transition Services Agreement or (ii) as otherwise contemplated by the Transaction Agreements), AT Co. shall cause the prompt transfer of such assets, rights or properties to Spinco. Prior to any such transfer, AT Co. shall hold such Spinco Asset in trust for Spinco.
ARTICLE IX
Access to Information
      Section 9.1     Provision of Corporate Records. Prior to or as promptly as practicable after the Distribution Date, AT Co. shall deliver or make available to Spinco all corporate books and records of the Spinco Group in its possession and complete and accurate copies of all relevant portions of all corporate books and records of the AT Co. Group relating directly and primarily to the Spinco Assets, the Spinco Business, or the Spinco Liabilities, including, in each case, all active agreements, active litigation files, government filings and returns or reports relating to Taxes for all open periods. Subject to Section 9.5, AT Co. may retain complete and accurate copies of such books and records. From and after the Distribution Date, all such books, records and copies shall be the property of Spinco. Prior to or as promptly as practicable after the Distribution Date, Spinco shall deliver or make available to AT Co., all corporate books and records of the AT Co. Group in its possession and complete and accurate copies of all relevant portions of all corporate books and records of the Spinco Group relating directly and primarily to the AT Co. Assets, the AT Co. Business, or the AT Co. Liabilities, including, in each case, all active agreements, active litigation files, government filings and returns or reports relating to Taxes for all open periods. Subject to Section 9.5, Spinco may retain complete and accurate copies of such books and records. From and after the Distribution Date, all such books, records and copies shall be the property of AT Co. The costs and expenses incurred in the provision of records or other information to a party shall be paid for by the delivering party.
      Section 9.2     Access to Information. From and after the Distribution Date, each of AT Co. and Spinco shall afford to the other and to the other’s Representatives reasonable access and duplicating rights during normal business hours to all Information within the possession or control of such party’s Group relating to the other party’s Group’s pre-Distribution business, Assets or Liabilities or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date, insofar as such access is reasonably required for a reasonable purpose, subject to the provisions below regarding Privileged Information. Without limiting the foregoing, Information may be requested under this Section 9.2 for audit, accounting, regulatory, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.
      In furtherance of the foregoing:

(a) Each party hereto acknowledges that: (i) each of AT Co. and Spinco (and the members of the AT Co. Group and the Spinco Group, respectively) has or may obtain Privileged Information; (ii) there are and/or may be a number of Litigation Matters affecting each or both of AT Co. and Spinco; (iii) both AT Co. and Spinco have a common legal interest in Litigation Matters, in the Privileged Information and in the preservation of the confidential status of the Privileged Information, in each case relating to the pre-Distribution business of the AT Co. Group or the Spinco Group or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date; and (iv) both AT Co. and Spinco intend that the transactions contemplated hereby and by the Merger Agreement and the other Transaction Agreements and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

(b) Each of AT Co. and Spinco agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the pre-Distribution business of the other Group or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date, without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed and shall not be withheld, conditioned or delayed if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that AT Co. and Spinco shall not be required to give any such notice or obtain any such consent and may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates solely to the pre-Distribution business of the AT Co. Group in the case of AT Co. or the Spinco Group in the case of Spinco. In the event of a disagreement between any member of the AT Co. Group and any member of the Spinco Group concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a resolution of such disagreement by a court of competent jurisdiction, provided that the limitations in this sentence shall not apply in the case of disclosure required by law and so certified as provided in the first sentence of this paragraph.

(c) Upon any member of the AT Co. Group or any member of the Spinco Group receiving any subpoena or other compulsory disclosure notice from a court, other governmental agency or otherwise which requests disclosure of Privileged Information, in each case relating to pre-Distribution business of the Spinco Group or the AT Co. Group, respectively, or relating to or arising in connection with the relationship between the Groups on or prior to the Distribution Date, the recipient of the notice shall as promptly as practicable provide to the other Group (following the notice provisions set forth herein) a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in paragraph (b) of this Section, the parties shall cooperate to assert all defenses to disclosure claimed by either party’s Group, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined, except as otherwise required by a court order requiring such disclosure.

      Section 9.3     Production of Witnesses. Subject to Section 9.2, after the Distribution Date, each of AT Co. and Spinco shall, and shall cause each member of its respective Group to make available to Spinco or AT Co. or any member of the Spinco Group or of the AT Co. Group, as the case may be, upon reasonable prior written request, such Group’s directors, managers or other persons acting in a similar capacity, officers, employees and agents as witnesses to the extent that any such Person may reasonably be required in connection with any Litigation Matters, administrative or other proceedings in which the requesting party may from time to time be involved and relating to the pre-Distribution business of the AT Co. Group or the Spinco Group or relating to or in connection with the relationship between the Groups on or prior to the Distribution Date. The costs and expenses incurred in the provision of such witnesses shall be paid by the party requesting the availability of such persons.
      Section 9.4     Retention of Records. Except as otherwise agreed in writing, or as otherwise provided in the other Transaction Agreements, each of AT Co. and Spinco shall, and shall cause the members of the Group of which it is a member to, retain all Information in such party’s Group’s possession or under its control, relating directly and primarily to the pre-Distribution business, Assets or Liabilities of the other party’s Group until such Information is at least seven years old or until such later date as may be required by law, except that if, prior to the expiration of such period, any member of either party’s Group wishes to destroy or dispose of any such Information that is at least three years old, prior to destroying or disposing of any of such Information, (a) the party whose Group is proposing to dispose of or destroy any such Information shall provide no less than 30 days’ prior written notice to the other party, specifying the Information proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date for such destruction or disposal, the other party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such other party, the party whose Group is proposing to dispose of or destroy such Information promptly shall arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.
      Section 9.5     Confidentiality. Subject to Section 9.2, which shall govern Privileged Information, from and after the Distribution Date, each of AT Co. and Spinco shall hold, and shall use commercially reasonable efforts to cause its Affiliates and Representatives to hold, in strict confidence all Information concerning the other party’s Group obtained by it or furnished to it by such other party’s Group pursuant to this Agreement or the other Transaction Agreements and shall not release or disclose such Information to any other Person, except its Affiliates and Representatives, who shall be advised of the provisions of this Section 9.5, and each party shall be responsible for a breach by any of its Affiliates or Representatives; provided, however, that any member of the AT Co. Group or the Spinco Group may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, based on advice of such Person’s counsel, by other requirements of law or regulation, or (b) such party can show that such Information was (i) in the public domain through no fault of such Person or (ii) lawfully acquired by such Person from another source after the time that it was furnished to such Person by the other party’s Group, and not acquired from such source subject to any confidentiality obligation on the part of such source known to the acquiror. Notwithstanding the foregoing, each of AT Co. and Spinco shall be deemed to have satisfied its obligations under this Section 9.5 with respect to any Information (other than Privileged Information) if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.
      Section 9.6     Cooperation with Respect to Government Reports and Filings. AT Co., on behalf of itself and each member of the AT Co. Group, agrees to provide any member of the Spinco Group, and Spinco, on behalf of itself and each member of the Spinco Group, agrees to provide any member of the AT Co. Group, with such cooperation and Information as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or in conducting any other government proceeding relating to the pre-Distribution business of the AT Co. Group or the Spinco Group, Assets or Liabilities of either Group or relating to or in connection with the relationship between the Groups on or prior to the Distribution Date. Such cooperation and Information shall include promptly forwarding copies of appropriate notices, forms and other communications received from or sent to any government authority which relate to the AT Co. Group, in the case of the Spinco Group, or the Spinco Group, in the case of the AT Co. Group. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or Information provided hereunder.
      Section 9.7     Tax Sharing Agreement. None of the provisions of this Article IX are intended to supersede any provision in the Tax Sharing Agreement or the Merger Agreement with respect to matters related to Taxes. In the event of any conflict between this Agreement and the Tax Sharing Agreement or the Merger Agreement, the Tax Sharing Agreement or the Merger Agreement, as the case may be, shall control with respect to matters related to Taxes.
ARTICLE X
No Representations or Warranties
      Section 10.1     No Representations or Warranties. Except as expressly set forth herein or in any other Transaction Agreement, Spinco and AT Co. understand and agree that no member of the AT Co. Group is representing or warranting to Spinco or any member of the Spinco Group in any way as to the Spinco Assets, the Spinco Business or the Spinco Liabilities. Except as expressly set forth herein or in any other Transaction Agreement, AT Co. and Spinco understand and agree that no member of the Spinco Group is representing or warranting to AT Co. or any member of the AT Co. Group in any way as to the AT Co. Assets, the AT Co. Business or the AT Co. Liabilities.
ARTICLE XI
Conditions
      Section 11.1     Conditions to the Distribution. The obligations of AT Co. pursuant to this Agreement to effect the Distribution shall be subject to the fulfillment (or waiver by AT Co.) on or prior to the Distribution Date (provided that certain of such conditions will occur substantially contemporaneous with the Distribution) of each of the conditions set forth in Sections 9.1 and 9.2 of the Merger Agreement having been satisfied or to the extent permitted by applicable Law, waived in writing, except the consummation of the Contribution and the Distribution and the other transactions contemplated hereby.

      Section 11.2     Waiver of Conditions. To the extent permitted by applicable Law, the condition set forth in Section 11.1 hereof may be waived in the sole discretion of the AT Co. Board. The condition set forth in Section 11.1 is for the sole benefit of AT Co. and shall not give rise to or create any duty on the part of AT Co. or the AT Co. Board to waive or not waive any such conditions.
      Section 11.3     Disclosure. If at any time after the date hereof either of the parties shall become aware of any circumstances that will or could reasonably be expected to prevent any or all of the conditions contained in Section 11.1 from being satisfied, it will promptly give to the other party written notice of those circumstances.
ARTICLE XII
Miscellaneous
      Section 12.1     Complete Agreement. This Agreement, the Exhibits and the Disclosure Letter hereto, the other Transaction Agreements and other documents referred to herein shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. The Disclosure Letter delivered pursuant hereto is expressly made a part of, and incorporated by reference into, this Agreement. In the case of any conflict between the terms of this Agreement and the terms of any other Transaction Agreement, the terms of such other Transaction Agreement shall be applicable.
      Section 12.2     Expenses. Except as set forth in Section 12.2 of the Disclosure Letter, whether or not the Distribution is consummated, the costs and expenses incurred by AT Co. or Spinco or their respective Subsidiaries in connection with this Agreement, the Preliminary Restructuring contemplated hereby, the Contribution, the Special Dividend, the Debt Exchange, the Spinco Financing and the Merger (including (i) all underwriter’s discounts, fees and expenses associated with the Spinco Financing and the Debt Exchange; and (ii) all broker, finder and similar advisory fees incurred by AT Co. or Spinco in connection with the transactions contemplated by this Agreement and the Merger Agreement ) shall be paid by Spinco; provided, however, that in the event that the aggregate amount of all such expenses exceeds $115 million less the principal amount of any Additional Spinco Indebtedness, AT Co. shall pay such excess expenses (the “AT Excess Expenses”). For the avoidance of doubt, the expenses of AT Co. and Spinco shall not include any expenses of the Company’s legal, accounting, financial and other advisors or any costs of refinancing the Company’s outstanding Indebtedness or any other costs incurred by the Company in connection with the transactions contemplated hereby or by the Merger Agreement.
      Section 12.3     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its conflicts of laws principles.
      Section 12.4     Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed given upon (a) a transmitter’s confirmation of a receipt of a facsimile transmission (but only if followed by confirmed delivery of a standard overnight courier the following business day or if delivered by hand the following business day), (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) the expiration of five business days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice):
      If to AT Co. or any member of the AT Co. Group, to:

ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
Attention: Chief Executive Officer
(with a copy to the Corporate Secretary)
Facsimile: (501) 905-5444

      If to Spinco or any member of the Spinco Group prior to the Distribution Date, to:

ALLTEL Holding Corp.
One Allied Drive
Little Rock, Arkansas 72202
Attention: Chief Executive Officer
(with a copy to the Chairman)
Facsimile: (501) 905-0962
or to such other address as any party hereto may have furnished to the other parties by a notice in writing in accordance with this Section.
      Section 12.5     Amendment and Modification. This Agreement may be amended, modified or supplemented, and any provision hereunder may be waived, only by a written agreement signed by all of the parties hereto, together with (i) prior to the Effective Time, in the case of any material amendment, modification or supplement, a Company Consent and (ii) following the Effective Time, in the case of any material amendment, modification or supplement, the consent of a majority of the Surviving Corporation’s “independent” directors (as such term is defined in the regulations of the securities exchange in which the Surviving Corporation’s securities then are listed.
      Section 12.6     Successors and Assigns; No Third-Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties and a Company Consent. Except for the provisions of Sections 7.3 and 7.4 relating to indemnities, which are also for the benefit of the Indemnitees, this Agreement is solely for the benefit of AT Co., Spinco and the Company and their respective Subsidiaries and Affiliates and is not intended to confer upon any other Persons any rights or remedies hereunder; provided, however, that the Company is and shall be a stated and intended third party beneficiary hereof.
      Section 12.7     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
      Section 12.8     Interpretation. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.
      Section 12.9     Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.
      Section 12.10     References; Construction. References to any “Article,” “Exhibit,” “Schedule” or “Section,” without more, are to Articles, Exhibits, Schedules and Sections to or of this Agreement. Unless otherwise expressly stated, clauses beginning with the term “including” or similar words set forth examples only and in no way limit the generality of the matters thus exemplified.
      Section 12.11     Termination. Notwithstanding any provision hereof, following termination of the Merger Agreement, this Agreement may be terminated and the Distribution abandoned at any time prior to the Distribution Date by and in the sole discretion of the Board of Directors of AT Co. In the event of such termination, no party hereto or to any other Transaction Agreement (other than the Merger Agreement) shall have any Liability to any Person by reason of this Agreement or any other Transaction Agreement (other than the Merger Agreement).
      Section 12.12     Consent to Jurisdiction and Service of Process. Each of the parties to this Agreement hereby irrevocably and unconditionally (i) agrees to be subject to, and hereby consent and submits to, the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, (ii) to the extent such party is not otherwise subject to service of process in the State of Delaware, hereby appoints the Corporation Service Company as such party’s agent in the State of Delaware for acceptance of legal process and (iii) agrees that service made on any such agent set forth in (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.
      Section 12.13     Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.
      Section 12.14     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.
      Section 12.15     Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any litigation, claim, action, suit, arbitration, inquiry, proceeding, investigation or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.
SIGNATURE PAGE FOLLOWS

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ALLTEL CORPORATION

By:	/s/ Scott T. Ford

Name: Scott T. Ford
Title: CEO & President

ALLTEL HOLDING CORP.

By:	/s/ Jeffery R. Gardner

Name: Jeffery R. Gardner
Title: President

Disclosure Letter
to the
Distribution Agreement
between
ALLTEL Corporation
and
Alltel Holding Corp.
Dated as of December 8, 2005

Schedule 1.1
Excluded Product Distribution Operations

1.	Warehouse facilities in Ft. Smith AR

2.	The order and inventory management, receiving, storage, logistics and distribution of materials and electronics used in the construction, operations and maintenance of the Alltel Wireless network and AXN

3.	Supply for wireless retail outlets and agents.

Schedule 2.1(a)
Wireline Subsidiaries
      Section 6.1(b) of the Spinco Disclosure Letter to the Merger Agreement is incorporated by reference.

Section 1.1(a) of the Disclosure Letter
AT Co. Assets
      Items on this Section 1.1(a) of the Disclosure Schedule are included in the AT Co. Assets. As stated in the Distribution Agreement, the definition of “AT Co. Assets” includes (i) all of the right, title and interest of AT Co. and its Subsidiaries in all Assets held by them other than the Spinco Assets, (ii) the rights to use shared Assets as provided in Article II of the Distribution Agreement, (iii) all other Assets of AT Co. and AT Co. Subsidiaries to the extent specifically assigned to or retained by any member of the AT Co. Group pursuant to the Distribution Agreement or any other Transaction Agreement, (iv) the capital stock of each AT Co. Subsidiary, (v) all rights of AT Co. under the Transaction Agreements, and (vi) any additional assets set forth in Section 1.1(a) of this Disclosure Letter. Accordingly, not all AT Co. Assets are specifically identified on this Section 1.1(a) of the Disclosure Letter.
      1. All proceeds owed or payable to Alltel Communications, Inc. (“ACI”) under the Purchase Agreement dated as of December 12, 2003 between ACI and Convergys Information Management Group, Inc., whereby ACI sold a portion of its telecommunications information services operations.
      2. The investments in the Rural Telephone Bank Class C stock currently reflected in the Spinco Financial Statements, all dividend income related to the investment, and all proceeds owed or payable to AT Co. or a subsidiary (including Spinco or any Spinco Subsidiary) in connection with the liquidation of the Rural Telephone Bank. Prior to the Distribution Date, AT Co. will transfer the Rural Telephone Bank investment to AT Co.’s books.
      3. Fiber cables outside the boundary of a wireline ILEC telephone exchange office (part of the AXN business being retained by AT Co.).
      4. Alltel Political Action Committee funds attributable to current or former employees of the AT Co. Business.
      5. Owned and Leased Real Property:

			Pre-Spin	Post-Spin
St	City	Address	Status	Disposition	Comments

NE	Lincoln	1620 M Street	WLN	WLS	Deed will be transferred.
      6. Long-distance switches in Moundridge, KS and Little Rock, AR (part of the AXN business being retained by AT Co.).
      7. Transport equipment located in buildings that are included in the Spinco Assets (part of the AXN Business being retained by AT Co.).

8.	The following table lists Contracts that currently are shared by the AT Co. Business and the Spinco Business, but will remain with the AT Co. Business following the distribution. These shared Contracts are subject to Article II of the Distribution Agreement.

System Name	Supplier	Summary Description/Functionality

Databases	Oracle	Database
	IBM	IBM Customer Agreement Number HW61660 [PARENT AGREEMENT]
Ae-forms, AEProc, APCR, TIBCO	Ariba (Purchased thru JDE in 2005)	ACI/ACP Procurement for Infrastructure and Wireline inventory; P-Card Reconciliation; e-Forms.
JD Edwards — WorldVision	JDE	Enterprise ERP (Enterprise Resource Planning) system. WorldVision is the host-centric version of JDE and is the ALLTEL Financial system.

System Name	Supplier	Summary Description/Functionality

TMS (Trouble Management System) — Siebel plus User Licenses	Siebel	Used in the internet help desk and wireless Tech Support for trouble tickets.
PeopleSoft	Peoplesoft	Corporate HR system — receives most of its data from Payroll system & Human Resources dept.
	Syniverse	Consolidated view of all Syniverse contracts based on assessment by Cathy Arries & Sam S.
Marimba	BMC	By BMC, Marimba’s Client Management product automates the deployment and management of applications, deployment of updates and patches, migration to new operating systems, inventory scans & software usage tracking across desktops, laptops & mobile devices
	BEA systems	Weblogic and Tuxedo
BILLDATS Collection & Wireline Processing	CSG Software	Billdats Collection and Mediation platform for wireless & wireline CDR’s. Collects CDR’s from switches and reformats, duplicates, distributes to billing and Message sub-systems
	Veritas Software (Now owned by Symantec)	Backup Exec software
GEN-tran (EDI) & Connect Direct SW	Sterling Commerce	Electronic Data Interchange
MOSAIC (predictive outbound dialers)	Avaya	Outbound Phone Dialer used by Collections for Debt recovery, loads account information. may 2005 — software to be upgraded to release 11.2
	Acxiom	1/1/04 Data Usage Agreement
	Agilent	Engineering Tool
Checkfree	Checkfree	Check validation service. Also, as of late ’04 — also provides EBPP functionality for wireless and scheduled for wireline in 1Q’05
Citrix Server Farms	Citrix	Server based software that allows viewing of applications
	Fair Isaac (HNC)	License and Service Agreement between HNC Software, Inc and ALLTEL Communications, Inc. [Note: HNC was purchased by Fair Isaac). Products: 4ScoreApplication and Credit Decisioning Workflow Services, 4WARN, Analyst Workstation, 4WEB, 4PDA, 4VOICE, Risk [PARENT AGREEMENT]
MAG (Mobile Access Gateway)	Openwave	Internet access for wireless phones and devices
	Telcordia Technologies	Granite SW, Network Engineering (AXN), LERG & TPM (already have 2)
	SABA (see also Syscom)	THINQ Learning Solutions (Corp Systems)3000 = $37k..put in $200k for this one.

System Name	Supplier	Summary Description/Functionality

CONCORD	Concord	Concord developed Data Engineering Network Performance Management Tool. Communicates with NMSs, EMSs, and Network Elements. Not a monitoring or surveillance system, but instead it is a bandwidth utilization/capacity planning tool. Captures Log informat
ASAP (The MetaSolv Solution)	MetaSolv	MetaSolv/ALLTEL developed circuit engineering/equipment, ordering (including Access Service Requests and Universal Service Orders), and Inventory solution. Handles workflow management.
	Network Associates McAfee	Virus protection
	Quest Software	Quest Toad for Oracle provides tools to create and execute queries, as well as build and manage database objects.
Hyperion Enterprise, Essbase	Hyperion	Consolidation and month-end financial reporting tool.
Consumer Point & IMARK	Claritas	Relationship Marketing SW Wireline/wireless
Information Warehouse	Informatica	Data Integration
	NetScout	Network Performance monitoring SW
Foxfire	Foxfire	Order Management Software for distribution
Mainframe in Twinsburg	Computer Associates	Multi
MOBIUS — Document Direct — a.k.a RVS (Remote Viewing System)	Mobius	On-line Bill Images for wireless & wireline. Desktop report viewing system. Bill Imaging, report archive, and distribution — using optical and magnetic storage media.
	Payformance	AP Payroll application
	AT&T	IXC/Retail/Resale services
IP Routers	Cisco
	MCI	IXC/Retail Services
	Sprint	IXC/Retail Services
IP Routers	Juniper
	Level 3	IXC/Retail Services
	InterCall	Voice Conferencing Services
	21st century SW	Mainframe SW
	AB Initio	Server software to sort large databases in parallel
Actix
	Acxiom	12/15/04 Master Service Agreement [PARENT MSA AGREEMENT]
	Adobe	Desktop Publishing SW, Desktop applications
	Agilysys	IBM Business Partner HW, SW & Support

System Name	Supplier	Summary Description/Functionality

FastAccess	Allen Systems Group	Mainframe SW
	Archer Technologies	Security Sw for virus and worm alerts
	Arkay	SOW — Provide project management, documentation, design, implementation, and testing for the integration of SAMBA with LDAP to be used for PDC for (1) Windows 2000 servers and (1) Windows 2003 servers.
Ascential (Mercator)
	Bindview	Risk Mgmt console
WorkForce Management	BluePumpkin	WorkForce Management Tool for Customer Service
Remedy	BMC	Help Desk application that integrates with Marimba as an Asset Management Tool that keeps inventories and matches what the System is running to what has been contractually purchased.
Mainframe in Twinsburg- MainView Perf Assurance	BMC ELO (Enterprise License Agreement)	Monitoring software for the MainFrame
None	BMC Software License Agreement	Governs ELO
STOP-X37 for Mainframe in Twinsburg	BMC/Empact	It eliminates batch job failures on the mainframe by automatically asking for more disk space. normally the job would fail on a SB37 or SD37 abend.
Business Objects	Business Objects	Ad Hoc reporting tool.
	CCP Global	ALLTEL Master Services Agreement with SOW 1for training, migration, support [PARENT AGREEMENT]
	CCP Global	Professional Services
	Chase JPMorgan	“Best of Class” Commercial Card Program
Validator/T-Recs, SmartAnalysis+A56	Chesapeake	Validator Cash & payment reconciliation system. Processes 6.5M payments/month & 8M Billing system transactions per month
	Chicago Soft	Mainframe SW
	CommVault	Backup solution for Windows Environment
Computer Sciences Corp (CSC)
Fileaid & Strobe	Compuware	Mainframe SW
	CONNX Solutions INC	Mainframe SW
Smart Bill Connect	CTI Billing	Bill Partner
	Current analysis	DSL, VOIP competitive response solution to enhance sales
	Customer Centrix	SW and service that allows 25 concurrent users to participate in a web based meeting room
	CustomerCentrix	LearnCentrix Services Agreement and Amendment — educational content via browser-based user interface hosted by CustomerCentrix.

System Name	Supplier	Summary Description/Functionality

ESP by Cybermation	Cybermation	As of May 2005, this is the enterprise wide computer production scheduling tool to replace all other tools currently being used to schedule server jobs. (e.g. Maestro — Unix, Cron — Unix, Robot — AS/400, Zeke — Mainframe, Windows — NT). Software resides on Mainframe but is not licenses to schedule Mainframe jobs.
	DELL Computer Corp	PC’s & Peripherals
	Demand Management	Forecast management
	DINO	Mainframe SW
	Diversified SW	Mainframe SW
	Dun & Bradstreet	Services
	EMC Corporation	Storage, HW, SW & Support
	Evolving Systems	Phone number Provisioning SW
Hardware	Fujitsu Computer Systems	SRA Agreement — Solaris Hardware/Maintenance/Professional Services. Mstr Agreement with FNC
	Fujitsu Softek	Mainframe SW that copies files from one location to another
Gauss Imaging — View	Gauss	Imaging of all accounts payable records and workflow
Extensity	Geac	E-Expense (Extensity)
GeoTax	Group 1	Geotax (by Group 1) is used for tax jurisdiction identification. Identifies which Tax Jurisdictions applies for a given street address. Group 1 is a vendor supplying several Systems to ACI including address validation and standardization used by AOPC..
Easy View 4.0	Help Systems	Mainframe SW
Hardware	HP	Purchase Agreement — HW/SW
Exceed	Hummingbird	Emulation SW
Real Purchase	ICG	ALLTEL’s e-procurement system supplied by ICG Commerce (for office supplies) & Geiger (for ALLTEL merchandise)
	Innovation Data processing	Mainframe SW
	Interwoven	Mainframe SW
Alarm point	Invoq Systems	Automated alerting event resolution SW
Orbitz	Iona Technologies	GUI interface
JD Edwards — OneWorld XE	JDE	Enterprise ERP (Enterprise Resource Planning) system. This is used by ACP and is the “behind the scenes” system supporting the Ariba system. OneWorld XE is the client/server version of JDE
	Language Line	Agreement for Language Line Interpreter Services — Over-the-Phone Interpreter Services
HW	Lasalle Systems Leasing	3rd Party Tape Products

System Name	Supplier	Summary Description/Functionality

RMS (Recovery Management System)	London Bridge (Now Fair Isaac)	Manages recovery of write-offs.
	MacKinney Systems	Mainframe SW
	Mapinfo	Mapping SW
	MCCR	Phone directory Enhancement Estimating and Billing Pkg
	Mercury Interactive	Testing SW/plus IT governance SW from WW
	Merrill	Mainframe SW
Select	Microsoft Corporation	SW licensing agreement
Premier	Microsoft Corporation	Support/services
Enterprise	Microsoft Corporation	SW licensing agreement Western Wireless
Microstrategy	Microstrategy	Business Intelligence reporting tool
2-Way	Modern Mind	Survey Tool
	NATCOM	Authorized Service Center Agreement — Pagers
	Neon Systems	Mainframe SW
	NetIQ	Corporate Systems — chad
	NetScout	Worldwide Master Terms and Conditions — Probing on wireline and wireless network
	Novell (thru WWT)	Master License Agreement — Network Operating System
Zenworks	Novell (thru WWT)	Desktop Server
	OCE North America	Printing Systems
MAG (Mobile Access Gateway)	OpenWave	Installation and Upgrades to the software used on the MAG
Database support	Oracle	Enhanced Oracle support of certain Alltel Platinum Systems
Paymentech	Payment Technologies	Credit Card Payment Processor — Payments entered at account level, not subscriber level.
PAWS	Pentana	Software used by ALLTEL’s Internal audit group — Internal Audit purchased Pentana Audit Work System in 2002 to automate the audit management process.
	Pepperweed Consulting	Master Maintenance Agreement
	Pink Elephant	Master Service Agreement
Disaster Recovery Services	Pitney Bowes Credit Corp	AOPC
Planview — Time Tracking	Planview	Time reporting system — used almost exclusively by AIS

System Name	Supplier	Summary Description/Functionality

InfraNet	Portal	ACI Internet provisioning and billing system — replaced older CIMS system.
	Prodco International	New Store Traffic Counting Systems
Qpass
	Right Now Technologies	Internet based eService software solution
	Road America Motor Club	Road Side Assistance (new agreement is in AT legal)
	SAS Institute	Analytical software
	Science Application Intl Corp (SAIC)	Basic Ordering Agreement No. ALLTEL — BOA — 001, Statement of Work No. 1 (WNLP Fallout Management Services)
Segue Software
Comparex	Serena Software	Mainframe SW
Gator	Spectra Logic Corporation	Tape Library/Storage HW
React	Spirent	Tapestry — Application that Special Circuit Testers use to access test devices in the Network to sectionalize and isolate problems
Showcase Strategy	SPSS	Query/Server/Report Writer — pulls info from JD Edwards
StorageTEK	Storage Technology Corp (bought by Sun MicroSystems)	Disc Storage
	Strategic Solutions Group (SSG)	Preferred Contractor Program Master Agreement [PARENT AGREEMENT]
	Strategic Solutions Group (SSG)	Proposal and Statement of Work — Infranet System Support. Number 2003-030R5
	Strategic Solutions Group (SSG)	Proposal and Statement of Work — Oracle Upgrade Support Benchmark Performance Testing. Number 2005-047R1
	Subex	Ranger Fraud Management System (FMS) on existing hardware infrastructure. (MISSING 1st Amendment).
Solaris	Sun MicroSystems	No active master purchase agreement — Sun products purchased through reseller
Disaster Recovery	Sungard Recovery	Disaster Recovery Twinsburg
Cash Management Module/ Cash Ledger Module/ Debt Management/ Foreign Exchange/ Combined Investment/ Debt Options	Sungard Treasury	Banking

System Name	Supplier	Summary Description/Functionality

Ghosts and Norton	Symantec Corporation	Elite Agreement — Volume Licensing Agreement
	Syniverse	Information and Network Products and Service Agreement [PARENT AGREEMENT]
	Syniverse	Toll Free Services Addendum
	Syniverse	Streamliner Systems Addendum — Billing
	Syniverse	Wireless Local Number Portability (WLNP) Inport for Wireless Interspecies and Wireline Number Porting Services Addendum — Wireline ICC (WLNP)
	Syniverse	Partnership Solutions Program Addendum
	Syniverse	LATA Link Services Addendum
	Syniverse	Addendum No 23 (Inlink)
	Syscom, Inc. (ThinQ) (see also SABA)	Training Server (Corp sys)
	Telecordia	Software License Agreement — LERG Agreement and Network Engineering
	Telecordia	License Agreement — Terms and Conditions (“Order Request Form”)
	Thomson NETg	Training Library
	Touchwood Technologies	Marketing Mass Emailing
	Verisign	Master Service Agreement (PARENT AGREEMENT). Note: Verisign purchased Illuminet.
	Verisign	Module No. 1 to Master Service Agreement for Alternate Billing Services/Line Information Database
	Verisign	Amendment One to Module No. 4 to Master Service Agreement for Calling Name Delivery Service — changes to Data Storage, Liability for Database accuracy, Initial Term and extensions
	Verisign	Standard Terms and Conditions [PARENT AGREEMENT — T&C’S]
	Verisign	LEC Trunk Signaling and TCAP service Agreement. Note: Verisign purchased Illuminet.
	Verisign	Local Number Portability Data Success Service Agreement
	Verisign	Connectivity Services Agreement. Note: Verisign purchased Illuminet.
	Verizon LiveSource	Directory Assistance Service Agreement
Vertex — Taxation	Vertex	Taxation module used by Cellware to apply tax rates (based upon Tax Jurisdictions identified by GeoTax software) for taxing wireless customers during the billing process. Vertax maintains and updates the tax rates. NEEDS to be implemented by VII who no

System Name	Supplier	Summary Description/Functionality

Businessware — a.k.a. Vitria	Vitria	Enterprise Application Integration software — a.k.a. — Vitria
Infrastructure Hardware	World Wide Technologies	Minority reseller, mostly infrastructure hardware and services
Docushare	Xerox	Document sharing system by Xerox. ALLTEL is currently utilizing DocuShare version 2.2, with 580 licenses. It is used as a document repository by many groups in ALLTEL including Contract Management, Long Distance, Publishing, Technical Services Group, and
	IBM	IBM Customer Agreement — Supplement for IBM Operational Support Services — Support Line
	IBM	IBM Customer Agreement — Addendum for Customer Transaction
	IBM	IBM Customer Agreement — Supplement for IBM Operational Support Services — Support Line
	IBM	IBM Statement of Work for Services — Relocation Services
	IBM	IBM Change of Authorization for Services — Warranty Service Upgrade
	IBM	Letter of Authorization regarding interim SOW number S04-0750
	IBM	Statement of Work Number S04-0750 for Business to Business Web Enablement Project (Websphere)
	IBM	Schedule for Services
	IBM	Statement of Work for Project Support Services — updated pricing/hour
	IBM	Statement of Work for Project Support Services — Number S04-0727 Education/Training Services
	IBM	Statement of Work Number SBAT-65WMPT for Websphere Integration Services
	IBM	Change Authorization for Consulting Services — amendment SOW # SBAT-65WMPT
	IBM	Statement of Work to provide Security Services
	IBM	Statement of Work for Services
	IBM	Statement of Work # JLAY-6B4LCP to provide Education/Training Services (Websphere)
	IBM	Statement of Work Number KWHE-6CRKZR for Production Enablement of ALLTEL B2B Infrastructure
	IBM	Statement of Work for ALLTEL Enterprise Security Foundation Project

System Name	Supplier	Summary Description/Functionality

	IBM	Statement of Work for Services
	IBM	International Program License Agreement (PARENT AGREEMENT — IPLA)
	IBM	International Passport Advantage Agreement (PARENT Agreement — PA)
	IBM	Software and Services Special Options — Tivoli/Security (Note: refers to all other Parent Agreements but terms in this agreement supersede)
	IBM	Software and Services Special Options — WebSphere and Portal. (STEP PARENT AGREEMENT — Websphere) (Note: refers to all other Parent Agreements but terms in this agreement supersede)
	IBM	IBM Software Premium Support Services
	IBM	Software and Services Special Options — Maintenance. (STEP PARENT AGREEMENT — Maintenance) (Note: refers to all other Parent Agreements but terms in this agreement supersede)
	IBM	Agreement for Early Projects
	IBM	Supplement to Attachment for Business Incentive Offering
	IBM	Special Offer Terms Appendix
	IBM	Amendment #1 to Mutual Confidentiality Agreement — updated with Information Security Requirements
	IBM	Letter of Transfer of IBM Licensed Program (AIS sale to Fidelity)
	IBM	Change Authorization for IBM Statement of Work Number: CFT1WGM
	IBM	Change Authorization for IBM Statement of Work Number: CFTK9BN
IBM
	IBM Candle	Mainframe SW
Databases	Oracle	Database
	IBM	IBM Customer Agreement Number HW61660 [PARENT AGREEMENT]
Ae-forms, AEProc, APCR, TIBCO	Ariba (Purchased thru JDE in 2005)	ACI/ACP Procurement for Infrastructure and Wireline inventory; P-Card Reconciliation; e-Forms.
JD Edwards — WorldVision	JDE	Enterprise ERP (Enterprise Resource Planning) system. WorldVision is the host-centric version of JDE and is the ALLTEL Financial system.
TMS (Trouble Management System) — Siebel plus User Licenses	Siebel	Used in the internet help desk and wireless Tech Support for trouble tickets.
Network Infrastructure	ADTRAN, INC.	DSLAM, Microwave Radios, HDSL
Network Infrastructure	CISCO SYSTEMS	Routers, Switches

System Name	Supplier	Summary Description/Functionality

Network Infrastructure	C & D BATTERIES	Cell Site/Central Office Batteries
Network Infrastructure	JUNIPER NETWORKS, INC.	Routers, Switches
Network Infrastructure	ADC TELECOMM., INC. — INFRSTRCTR	DSX Connectivity
Indirect Procurement	YORK INTERNATIONAL CORPORATION	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	YORK INTERNATIONAL CORPORATION	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	XEROX CORPORATION	Office Machines — Copier, Prin
Indirect Procurement	WHELCHEL BUILDERS INC	Building Construction, Facilities, Remodel, GC
Indirect Procurement	WESTERN EXTRALITE COMPANY	Lighting fixtures, Lights
Indirect Procurement	WESLEY CONSTRUCTION	Building Construction, Facilities, Remodel, GC
Indirect Procurement	WEBER ASSOCIATES INC	Training — Professional Offsit
Indirect Procurement	WASTE MANAGEMENT SERVICE
Indirect Procurement	VITAL RECORDS CONTROL OF AR INC	Warehousing and Storage, Mini
Indirect Procurement	GENERAL EXCAVATING	Excavation Contractors, Backho
Indirect Procurement	VENTURI TECHNOLOGY PARTNERS LLC	Professional,Scientific, Techni
Indirect Procurement	US MAINTENANCE	Janitorial, Housekeeping, Office Cleaning
Indirect Procurement	HIGH WIRE NETWORKS	Electrical Contractors
Indirect Procurement	URS CORPORATION	Site Acquisition, Management C
Indirect Procurement	TURFSCAPE INC
Indirect Procurement	TURFSCAPE INC	Landscaping, Lawn, Mowing, Sprinkler, Tree Svc
Indirect Procurement	NET LINX AMERICAS INC	Professional,Scientific, Techni
Indirect Procurement	THOMPSON ELECTRIC INC	Electrical Contractors
Indirect Procurement	EDIFY CORPORATION	Professional,Scientific, Techni
Indirect Procurement	TECH SYSTEMS INC
Indirect Procurement	SUNGARD RECOVERY SERVICES INC	Account collection, Collection
Indirect Procurement	STAR SERVICE INC OF JACKSON	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	ALLERMUIR LIMITED
Indirect Procurement	STAPLES NATIONAL ADVANTAGE	Office Supplies, Stationery, P

System Name	Supplier	Summary Description/Functionality

Indirect Procurement	SPEELMAN ELECTRIC INC	Electrical Contractors
Indirect Procurement	SOMERS BUILDING MAINTENANCE INC	Janitorial, Housekeeping, Office Cleaning
Indirect Procurement	SIMMONS ELECTRIC	Electrical Contractors
Indirect Procurement	SIGNAL POINT SYSTEM INC	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	SHAW INDUSTRIES INC	Flooring, Carpet, Vinyl, Tile
Indirect Procurement	SECURITAS SECURITY SYSTEMS USA INC	Security Guards, Patrol Servic
Indirect Procurement	SECURITAS SECURITY SERVICES USA INC	Security Guards, Patrol Servic
Indirect Procurement	SCIENCE APPLICATIONS INTERNATION CORP	Employment, Temporary Help, Ma
Indirect Procurement	SAVITZ RESEARCH SOLUTIONS INC	Professional,Scientific, Techni
Indirect Procurement	RODEBUSH CONSTRUCTION INC	Building Construction, Facilities, Remodel, GC
Indirect Procurement	REDLEE SCS GEORGIA INC	Janitorial, Housekeeping, Offi
Indirect Procurement	R P POWER LLC	Maintenance — Generator
Indirect Procurement	QUOTA INC	Janitorial, Housekeeping, Offi
Indirect Procurement	PITNEY BOWES MAILING SYSTEMS	Office Machines — Mailing Equi
Indirect Procurement	PITNEY BOWES	Office Machines — Mailing Equi
Indirect Procurement	PADGETT SERVICES LLC	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	OFFICE FURNITURE SERVICE INC
Indirect Procurement	OFFICE FURNITURE SERVICE INC
Indirect Procurement	ODOM CONSTRUCTION COMPANY INC	Building Construction, Facilities, Remodel, GC
Indirect Procurement	NOE MECHANICAL CONTRACTORS INC	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	NOE MECHANICAL CONTRACTORS INC	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	NCR CORPORATION	Office Supplies, Stationery, P
Indirect Procurement	MUZAK LLC	Background Music, Muzak
Indirect Procurement	MILLER ELECTRIC COMPANY	Electrical Contractors
Indirect Procurement	METROPOLITAN FURNITURE GROUP
Indirect Procurement	METRO CONSTRUCTION MANAGEMENT INC	Building Construction, Facilities, Remodel, GC

System Name	Supplier	Summary Description/Functionality

Indirect Procurement	MERCATOR PARTNERS	Professional,Scientific, Techni
Indirect Procurement	MARION DIVERSIFIED ENTERPRISES LTD
Indirect Procurement	MARION DIVERSIFIED ENTERPRISES LTD
Indirect Procurement	MARION DIVERSIFIED ENTERPRISES LTD
Indirect Procurement	MARION DIVERSIFIED ENTERPRISES LTD	Account collection, Collection Agency
Indirect Procurement	MARION DIVERSIFIED ENTERPRISES LTD	Janitorial, Housekeeping, Office Cleaning
Indirect Procurement	MARION DIVERSIFIED ENTERPRISES LTD	Janitorial, Housekeeping, Office Cleaning
Indirect Procurement	MARION DIVERSIFIED ENTERPRISES LTD	Janitorial, Housekeeping, Office Cleaning
Indirect Procurement	MARION DIVERSIFIED ENTERPRISES LTD	Janitorial, Housekeeping, Office Cleaning
Indirect Procurement	MANPOWER INTERNATIONAL INC	Employment, Temporary Help, Ma
Indirect Procurement	LSI GRAPHIC SOLUTIONS PLUS (LSI Industries, Inc.)	Printing, Graphics
Indirect Procurement	KRAUTER BOSN SERVICE COMPANY
Indirect Procurement	KRAUTER BOSN SERVICE COMPANY	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	KOSSEN EQUIPMENT INC	Maintenance — Generator
Indirect Procurement	KOSSEN EQUIPMENT INC	Maintenance — Generator
Indirect Procurement	KOSSEN EQUIPMENT INC	Maintenance — Generator
Indirect Procurement	KEILHAUER
Indirect Procurement	INSOLEXEN CORPORATION	Professional, Scientific, Techni
Indirect Procurement	IMPRESSIONS INC	Printing, Graphics
Indirect Procurement	I-K ELECTRIC COMPANY	Building Maintenance Services
Indirect Procurement	IDENTITI RESOURCES LIMITED
Indirect Procurement	HUMMEL CONSTRUCTION CO	Snow Plowing, Snow Removal, Lot Sweeping
Indirect Procurement	HRANICKY CONSTRUCTION	Building Construction, Facilities, Remodel, GC
Indirect Procurement	HOOGSTAD TIMOTHY	Armored Car Services, Cash pic
Indirect Procurement	HILL ASSOCIATES INC	Training — Professional Offsit
Indirect Procurement	HARDY BUILDING CORPORATION	Building Construction, Facilities, Remodel, GC

System Name	Supplier	Summary Description/Functionality

Indirect Procurement	H & R CONSTRUCTION COMPANY INC	Building Construction, Facilities, Remodel, GC
Indirect Procurement	GRAINGER	Hardware Stores
Indirect Procurement	GLOBAL KNOWLEDGE	Training — Professional Offsit
Indirect Procurement	FOUR CORNERS SERVICE COMPANY	Janitorial, Housekeeping, Offi
Indirect Procurement	FEDEX	Freight Transportation, Trucki
Indirect Procurement	FEDEX	Freight Transportation, Trucki
Indirect Procurement	EUREST DINING SERVICES	Food Service, Caterers, Cafete
Indirect Procurement	ETAK SYSTEMS INC	Electrical Contractors
Indirect Procurement	ERNST & YOUNG LLP	Professional,Scientific, Techni
Indirect Procurement	ENTERPRISE CORP THE	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	ENTERPRISE CORP THE	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	DESIGN FORUM LLC	Professional,Scientific,Techni
Indirect Procurement	CUMMINS BRIDGEWAY LLC	Maintenance — Generator
Indirect Procurement	CUMMINS BRIDGEWAY LLC	Maintenance — Generator
Indirect Procurement	CREATIVE CABINET SYSTEMS INC	Furniture
Indirect Procurement	CORPORATE EXPRESS PROMOTIONAL MARKETING	Promotional, T-Shirts, Logo Gi
Indirect Procurement	CORPORATE DYNAMICS INC	Training — Professional Offsit
Indirect Procurement	CONTRACTOR	Furniture
MANAGEMENT GRP BRAND BUILDERS
Indirect Procurement	CONCEPTUAL DESIGN DECOR
Indirect Procurement	COMFORT SYSTEMS USA ARKANSAS INC	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	COLONIALWEBB CONTRACTORS COMPANY	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	COLITE INTERNATIONAL LTD	Signs and Advertising Specialt
Indirect Procurement	CLAIMS MANAGEMENT RESOURCE	Account collection, Collection
Indirect Procurement	CELERANT CONSULTING INC	Professional,Scientific, Techni
Indirect Procurement	CARRIER CORPORATION
Indirect Procurement	CARRIER CONSULTANT	Electrical Contractors

System Name	Supplier	Summary Description/Functionality

Indirect Procurement	CAHILL CORPORATION	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	CAHILL CORPORATION	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	BRINKS INCORPORATED	Armored Car Services, Cash pic
Indirect Procurement	BEST ACCESS	Security Systems, Alarm, Monit
Indirect Procurement	BASSETT MECHANICAL CONTRACTORS	Building Maintenance Services
Indirect Procurement	BASSETT MECHANICAL CONTRACTORS	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	BASSETT MECHANICAL CONTRACTORS	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	MOUNTAIN LTD	Professional,Scientific, Techni
Indirect Procurement	CONTROL SERVICES INC
Indirect Procurement	ASPEN PRINTING COMPANY	Office Machines — Copier, Prin
Indirect Procurement	ADVANCED ENVIRONMENTAL TECHNOLOGIES LLC	Environmental, Geotechnical, H

9.	Rights of AT Co. arising under the intercompany arrangements listed on Section 8.3 of the Disclosure Letter.

10.	All trademarks and service marks owned by AT Co. or one of its Subsidiaries and not specifically listed on Section 1.1(c) of the Disclosure Letter.

11.	The internally developed applications listed in item 1 of Section 6.14 of the Spinco Disclosure Letter to the Merger Agreement are owned by AT Co. or a Subsidiary and used in the Spinco Business. In connection with the Distribution, AT Co. will convey or cause to be conveyed to Spinco or a Spinco Subsidiary an undivided joint ownership interest in and to the applications.

Section 1.1(b) of the Disclosure Letter
AT Co. Liabilities
      All liabilities and obligations arising in connection with or related to the Spinco Assets.

Section 1.1(c) of the Disclosure Letter
Spinco Assets
      Items on this Section 1.1(c) of the Disclosure Schedule are included in the Spinco Assets. As stated in the Distribution Agreement, the definition of “Spinco Assets” includes (i) all of the right, title and interest of AT Co. and its Subsidiaries in all Assets that are primarily used or held for use in, or primarily relating to or arising from, the Spinco Business, including those set forth on the Spinco Audited Balance Sheet and those acquired by Spinco, any Spinco Subsidiary, AT Co., or any AT Co. Subsidiary after the date of the Spinco Audited Balance Sheet, (ii) the rights to use shared Assets as provided in Article II of the Distribution Agreement, (iii) all other Assets of Spinco and the Spinco Subsidiaries to the extent specifically assigned to or retained by any member of the Spinco Group pursuant to the Distribution Agreement or any other Transaction Agreement, (iv) the capital stock of each Spinco Subsidiary, (v) all rights of Spinco under the Transaction Agreements and any additional assets set forth of Section 1.1(c) of this Disclosure Letter. Accordingly, not all Spinco Assets are specifically identified on this Section 1.1(c) of the Disclosure Letter.
      1. Alltel Political Action Committee finds attributable to current or former employees of the Spinco Business.
      2. Owned and Leased Real Property:

	Pre-Spin	Post-Spin
	Owner/	Owner/
Address	Lessee	Lessee	Comments

114 E Crandall Ave, Harrison, AR	WLS	WLN	Lease will be assigned or parties will enter into a sublease.
2201 Brookwood Dr Bldg 1, Little Rock, AR	WLS	WLN	Lease will be assigned or parties will enter into a sublease.
      3. Fiber cables within the boundary of any wireline telephone exchange office (part of the AXN business being retained by Spinco).
      4. Long-distance switches in Winder, Matthews, Omaha, and Hudson (part of the AXN business being retained by Spinco).
      5. Transport equipment located in buildings that are included in the AT Co. Assets (part of the AXN business being retained by Spinco).
      6. [Reserved]

      7. The following contracts will be transferred to Spinco in accordance with Article II of the Distribution Agreement:

System Name	Supplier	Summary Description/ Functionality

Transformer	Bell & Howell	Application supporting the generation of the UE (Universal Bill) formatting provides an enhanced and consolidated bill format replacing the traditional formats. Used by the AOPC output center
	BellSouth	Directory Assistance Service Agreement — Wireline operator service
	Benchmark	Equipment Maintenance Plan Administration — Wireline phone insurance
Checkfree	Checkfree	Check validation service. Also, as of late ’04 — also provides EBPP functionality for wireless and scheduled for wireline in 1Q’05
Cybermation	Cybermation	Used in the Twinsburg Data Center to schedule server jobs.
CAD-E	Intergraph	Intergraph developed application used to design and inventory facility records (Includes Fieldview, Webview, SmartSketch). FRAMME is older technology and shows OSP views by location only. Next Generation product name is G/COMMS.
SA (Service Activation)	MetaSolv	Service Activation system for a single POTS switch — was to be a replacement for SSI however its rollout has been delayed. MetaSolv product.
DSL Check Up Center	Motive	Tools for the DSL ISR to perform remote diagnostics on customer’s PC and assist them in resolving their issues. Also provides a WEB portal for self help functions. aka Motive: Tools to trouble shoot customer’s DSL
NetLinx — DSMP	NetLinx	Supports the creation, storage and transmission of yellow Page book composition and publishing.
	Network Associates McAfee	Marketing Distribution Agreement — DSL Security SPAM (Note: Wireless also has separate agreement)
	NeuStar	Neustar Care Clearinghouse Service Agreement — Customer Care Agreements (Note: Wireless also has separate agreement)
alltel.net	Openwave	Software used by Alltel’s DSL group to provide e-mail boxes to the customers with DSL accounts. Amendment #2 also includes an external SPAM Filter
	Pubtrak	Yellow Pages Publication Sw App
	Road America Motor Club	Road Side Assistance (new agreement is in AT legal)
React	Spirent	Tapestry — Application that Special Circuit Testers use to access test devices in the Network to sectionalize and isolate problems

System Name	Supplier	Summary Description/ Functionality

Tapestry	Spirent/ Wiltron	React — Application that front-ends test heads and is used by Special Circuit Testers in Nebraska to access test devices in the Network to sectionalize and isolate problems. As of Jan ’04, they will be converting to the React system for mainstream usage, leaving.
	Strategic Solutions Group (SSG)	Proposal and Statement of Work — CAMS/DCRIS Infranet Plan Synchronization. Number 2005-051
Brightmail	Symantic corporation	Anti spam/anti virus
System Fusion	System Fusion	IP Address Management for our ISP customers and internal DNS Management system.
	Tamco	Tamco Partner Agreement
	Targus	CNAM Services and Data Agreement
	TeleNetwork	Agreement for Call Center Support
IRISnGen by Teltronics	Teltronics	A sophisticated Alarm management tool providing single point visibility and control of monitored Systems (PBX, IVR, & Contact closure Systems such as door and fire alarms) Customer PBX Status/Alarm Monitoring System
4TELII/ Celerity/ VRS	Teradyne	Remote central office test system in Kentucky. Used by CTS(4TELII), testers(Celerity) and field techs(VRS).
ACR by Unitech	Unitech	Bill Verification — Commonly known by the Vendor name Unitech rather than the product name — ACR Detail & ACR Summary are the two products run at ACI. CDR trending, balancing & auditing system Trending sub-system takes in raw switch data, toll and access records processed t
	Verisign	Module No. 6 to Master Service Agreement for LNP Service Order Administration
	Verisign	Module No. 4 to Master Service Agreement for Calling Name Delivery Service
	Verisign	IS-41 Transport Service Agreement
	WebSite Pro	Referral Agreement — 3rd party vendor to develop WEB Sites for our ALLTEL customers
Clearquest	IBM Rational	Clear Quest is the defect management tool used for recording and tracking the resolution of defects that occur during the IT Systems testing process. The tool is a web based toll access via the URL — http://clearquest.alltel.com/cqweb

System Name	Supplier	Summary Description/ Functionality

Indirect	Computer Sciences Corp (CSC)
Indirect	Quebecor World Inc	Database & Directory Publishers
Indirect Procurement	Henderson Services LLC
Indirect Procurement	Henderson Services LLC	Electrical Contractors
Indirect Procurement	SSC Service Solutions
Indirect Procurement	SSC Service Solutions	Landscaping, Lawn, Mowing, Sprinkler, Tree Svc
Indirect Procurement	Progressive Communication Services Inc	Employment, Temporary Help, Ma
Indirect Procurement	Personix	Packaging and Labeling Service
Indirect Procurement	Cassidy Associates Inc	Professional, Scientific, Techni
Indirect Procurement	Transglobal Communications Inc	Electrical Contractors
Indirect Procurement	Callahan Service Co LLC	Heating, Air-Conditioning, HVAC, Duct
Indirect Procurement	Wood Electric
Indirect Procurement	Wood Electric	Snow Plowing, Snow Removal, Lot Sweeping
Indirect Procurement	Johnson Wire Contractors Inc	Electrical Contractors
Indirect Procurement	Tri State Roofing & Sheet Metal Company	Roofing, Siding, and Sheet Metal Contractors
Indirect Procurement	Tri State Roofing & Sheet Metal Company	Roofing, Siding, and Sheet Metal Contractors
Indirect Procurement	Walmart	Account collection, Collection
Indirect Procurement	T & H Janitorial Service	Landscaping, Lawn, Mowing, Sprinkler, Tree Svc
Indirect Procurement	T & H Janitorial Service	Landscaping, Lawn, Mowing, Sprinkler, Tree Svc
Network Infrastructure	3Com Corporation	IP PBX
Network Infrastructure	3M Telcomm Products Division	Closures, Connectors, etc.
Network Infrastructure	Actelis Networks, Inc.	DS3 over Copper
Network Infrastructure	Acterna	DSL Test Equipment
Network Infrastructure	ADC Telecomm., Inc. — Infrstrctr	DSX Connectivity
Network Infrastructure	Adtran, Inc.	DSLAM, Microwave Radios, HDSL
Network Infrastructure	C & D Batteries	Cell Site/Central Office Batteries
Network Infrastructure	Cablemasters	OSP Construction
Network Infrastructure	Calix	Digital Loop Carrier
Network Infrastructure	Carolina Cable	OSP Construction
Network Infrastructure	CEA Power LLC.	DLC Batteries
Network Infrastructure	CEIS	Network Installation Services
Network Infrastructure	Charles Ind./ Coil Sales, Inc.	Pedestals
Network Infrastructure	Charles Industries Ltd./Wescom	DAML, T1 Repeaters
Network Infrastructure	Ciena Communications Inc	Optical
Network Infrastructure	Cisco Systems	Routers, Switches
Network Infrastructure	CLS	Utility Location Services
Network Infrastructure	CML Technologies, Inc	Network Installation Services
Network Infrastructure	Conklin Corporation	DAML

System Name	Supplier	Summary Description/ Functionality

Network Infrastructure	Corning Cable Systems, LLC.	NID’s, Cross Connect Cabinets
Network Infrastructure	CTS	OSP Construction
Network Infrastructure	Driftwood	OSP Construction
Network Infrastructure	EA Technical	Utility Location Services
Network Infrastructure	Elite Technologies & Comm Inc	Network Installation Services
Network Infrastructure	ELM	Utility Location Services
Network Infrastructure	Falcon Comm., Inc.	Network Installation Services
Network Infrastructure	General Cable Corporation	OSP Cable
Network Infrastructure	General Excavating	OSP Construction
Network Infrastructure	Globe	OSP Construction
Network Infrastructure	Henkels	OSP Construction
Network Infrastructure	Hubbell Premise Wiring, Inc.	Premise Products
Network Infrastructure	Jim Young Construction	OSP Construction
Network Infrastructure	Juniper Networks, Inc.	Routers, Switches
Network Infrastructure	Klaasmeyer	OSP Construction
Network Infrastructure	Libla	OSP Construction
Network Infrastructure	Lucent Ins Data Products	DSLAM
Network Infrastructure	Lucent Technologies — (AGCS)	Central Office Switching Equipment
Network Infrastructure	Luffman-Byers Telecom Inc	Network Installation Services
Network Infrastructure	MNM Group	Fiber jumpers, Connectorized cables
Network Infrastructure	NEC America, Inc. (Key Systems)	Key Systems/PBX
Network Infrastructure	Nortel — Northern Telecom	Central Office Switching Equipment
Network Infrastructure	Nortel Networks (BCM/Norstar)	PBX
Network Infrastructure	Nortel Networks (Meridian 1 PBX)	PBX
Network Infrastructure	Nortel Networks Inc. — Switching Merchands	Central Office Switching Equipment
Network Infrastructure	Nortel Networks, Inc. — Ent Data	Central Office Switching Equipment
Network Infrastructure	Nortel Networks, Inc.(Switching Complex)	Central Office Switching Equipment
Network Infrastructure	North Pacific Lumber Co	Distribution Poles
Network Infrastructure	Plantronics, Inc. (Headsets)	Headsets and Accessories
Network Infrastructure	Preformed Line Products Co.	Closures
Network Infrastructure	RACO	OSP Construction
Network Infrastructure	S&S	OSP Construction
Network Infrastructure	Siemens Carrier Networks, LLC.	Central Office Switching Equipment
Network Infrastructure	Southern Installations	OSP Construction
Network Infrastructure	SS8 Networks	Voicemail — Wireline Only
Network Infrastructure	Superior Essex	OSP Cable
Network Infrastructure	Syracuse Utilities	OSP Construction
Network Infrastructure	Telect, Inc.	DSX Connectivity
Network Infrastructure	Tellabs Petaluma, Inc.	DACS, Digital Loop Carrier
Network Infrastructure	Thayer	OSP Construction
Network Infrastructure	Thomas & Betts Corp.	Cable Ties
Network Infrastructure	Trawick	OSP Construction
Network Infrastructure	Triple D	OSP Construction

System Name	Supplier	Summary Description/ Functionality

Network Infrastructure	Tripp Lite	Surge Protection Products
Network Infrastructure	Turin Networks, Inc.	DACS
Network Infrastructure	ULMS	Utility Location Services
Network Infrastructure	Utiliquest	Utility Location Services
Network Infrastructure	Utility Services & Associates	OSP Construction
Network Infrastructure	VTEL Products Corp.	Video Conference Equipment
Network Infrastructure	Westell, Inc.	T1 Networking Products, Modems
Network Infrastructure	White Communications, Inc.	Network Installation Services
      8. Trademark and Service Mark Registrations:

Name	Description	Status

Business Connect	Wireline ads	Registered to ALLTEL Communications, Inc. — U.S. Reg. #2,761,890
Hyperfast Always On	DSL	Registered to ALLTEL Communications, Inc. — U.S. Reg. #2,649,171
Protection Plus	Wireline inside wiring	Registered to ALLTEL Corporation — U.S. Reg. #1,513,928
ST Standard Telephone Company and Design		Registered to Standard Telephone Company — U.S. Reg. #1,294,985
Standard		Registered to Standard Telephone Company — U.S. Reg. #1,135,305
      10. Rights of Spinco arising under the intercompany arrangements listed on Section 8.3 of the Disclosure Letter.

Section 1.1(d) of the Disclosure Letter
Spinco Liabilities
      1. All liabilities to be transferred to Spinco or a Spinco Subsidiary benefit and compensation plan in accordance with the Employee Benefits Agreement.
      2. All liabilities and obligations arising in connection with or related to the Spinco Assets.

Section 8.3 of the Disclosure Letter
Intercompany Agreements
      1. Master Services Agreement between AT Co. and Spinco for AOPC, Mainframe and IT NOC services.
      2. Office Building Lease between AT Co. and Spinco for lease to Spinco of Building 2 on the AT Co. east campus.
      3. The intercompany arrangements described in the attached term sheets will be in effect following the Distribution Date on the terms set forth in the attached term sheets.
      4. The following intercompany arrangements will be in effect following the Distribution Date.
Buy/ Sell Arrangements:

BU Selling	BU Buying	Location of Service/ Functional
Service	Service	Department	Description of Service

WLN	WLS		T1 port fees for switch interface (SPM charges)
WLN	WLS (AXN)		Technical support in areas not covered by AXN employees
WLN	WLS (AXN)		Fiber repair of non-leased AXN fiber
Wireless	ILEC		Billing/Collection of LD
Wireless	ILEC	Overlap Markets	Wireline would sell wireless services in an MVNO arrangement
WLN	WLS	1.d Network Maintenance	Wireline will provide maintenance as the SS7 group has done or as needed according to Wireless network needs.
WLN	WLS	STP Platform (equipment and environments	Wireline will continue to fully support STP network as the SS7 group has done. This would include link ordering, turn-up and testing, capacity planning and platform engineering and maintenance.
WLN	WLS	Traffic and Performance	Wireline will monitor link utilization and maintain QOS to appropriate standards.
WLN	WLS	Support for all Alphaview servers and resources	This includes all licenses for Oracle, Ab Initio, etc. plus a supported SAN as needed and all GeoProbe functions
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for CALEA	Wireline will maintain SS7 links and IP connectivity to these Wireless SCP’s.
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for Casabytes	Wireline will maintain SS7 links and IP connectivity to these Wireless SCP’s.
WLN	WLS	Connectivity and circuit ordering	Wireline will provide procedures to Wireless regarding circuit ordering, turn-up and test.

BU Selling	BU Buying	Location of Service/ Functional
Service	Service	Department	Description of Service

WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for Comverse/ PrePay	Wireline will maintain SS7 links and IP connectivity to these Wireless SCP’s. Note: these SS7 links are over IP.
WLN	WLS		Number Portablility
WLN	WLS	Centralized OS and Database licenses	Alphaview and E911 MAPS leverage corporate licenses. Depending on final ownership, Wireless may need a TSA for a time. (examples: Oracle and Ab Initio)
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for SMSC’s and their load balancers, routers and circuits	Includes all SS7 and IP connectivity for provisioning, maintenance and support.
WLN	WLS	IP connectivity for all SCP’s and support devices	Circuits, IP address/port space, equipment used for mate-updates and other machine to machine communications supporting redundancy.
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for SDHLR	Includes support and maintenance of all High Speed Links and the “private” IP switched network connecting all nodes. Also including equipment and circuits associated with Authentication. Also support during migration from SHLR’s and IHLR’s. Support for connectivity between production and lab environments until platforms can be established in “wireless space”.
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for SHLR’s	Depending on timing, includes all SS7 and IP connectivity supporting provisioning (eSM), maintenance and operation of all SHLR pairs. Support for connectivity between production and lab environments.
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for SMS gateways and their load balancers, routers and circuits	Includes all “enterprise” and “SDN” IP connectivity to external ESME’s until everything is re-established in “wireless space”.
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for	All HVAC, fire suppression, AC/DC power backed up by batteries and generator systems, CSU/DSU’s, DACS equipment, routers and IP resources. Also, preserve secure access to all software and equipment by Wireless and vendor maintenance teams. This also includes 1B lines and modems used to support this equipment.

BU Selling	BU Buying	Location of Service/ Functional
Service	Service	Department	Description of Service

WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for T2T	Maintain Enterprise and SDN IP connectivity for provisioning and interface to other Wireless network elements. Maintain SS7 links to all DG’s.
WLN	WLS	ISUP and TCAP service to all traditional Wireless endpoints	Syniverse, Verisign, SNET agreements provide ALLTEL with both. Wireless will need services until future network is created.
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for MPC/PDE’s	Also includes trunking and IP connectivity to Techoncom IOSP platform.
WLN	WLS	Floorspace, environmentals, SS7 circuits and IP connectivity for WNP	LNP equipment and connections stay with STP’s. 60%+ of dips are Wireless. SS7 links to LSMS must be maintained as long as Wireless continues to leverage the current SPID, NPAC and MPS arrangement
CLEC	AXN	Fidelity Contract	CLEC sold the service which includes transport
ILEC	AXN	Fiber rings and tandem switches	AXN and ILEC share many tandem switches. Rings in the ILEC market are carrying wireless and AXN traffic.
ILEC	AXN	Twinsburg	After a trouble is called into the Special Service Test Center the ticket is dispatched from the Canyon Falls service center
ILEC	AXN	VPN 1.0 in KY market	AXN Transport and IP routing is part of the VPN 1.0 product. Contract is 2008 through 2010 depending on customer’s contract.
ILEC	AXN	UK MSA	Routers and Data switches providing IP VPN services to UK are owned by AXN. Through 2010 with option of 5 yr renewals.
ILEC	AXN	KIH2	Routers and Data switches providing IP VPN services to Commonwealth of KY Gov’t are owned by AXN. Contract through 2010 w/option of 5 year renewals.
ILEC	AXN	IP/MPLS VPN services in NE market	AXN provided transport and IP routing is part of numerous IP/MPLS VPN contracts in NE market. Term 2007-2010 depending on customers contract.
AXN	ILEC	ATM switches	The ATM switches that DSL customers feed through are owned by AXN. DSL leases the switch based upon ports.
Wireless	ILEC	Advertising Agency/Sponsorship	Sponsorships in overlap markets
Wireless	ILEC	Research Contracts	Frost and Sullivan; Raymond James

BU Selling		BU Buying	Location of Service/ Functional
Service		Service	Department	Description of Service

Wireless		ILEC	Cellular Service	Discounts for wireless services for new operation and employees
Wireless		ILEC/CLEC	Consolidated billing	ILEC/CLEC customers are provided a consolidated bill (includes both Cellware and VII)
Wireless		ILEC/CLEC	Retail Stores — Payment collections	Walk in customer bill payments, phone bank, collateral
Wireless		ILEC/CLEC	Voice Mail Boxes — Various Exchanges	In 8 Exchanges there are shared voice mailboxes
ILEC		Wireless	Elyria ?	Wireless customers billed in CAMS
ILEC		Wireless	Little Rock	Domain name servers, intranet
ILEC		Wireless	Openwave	Message register for SMS and Email for ILEC/ISP customer
ILEC		Wireless	Local Markets — SS7	Local SS7 functionality is provided by the ILEC without compensation from the wireless entity
ILEC (ISP	)	Wireless	Little Rock	Wireless currently reimburses Internet for internet based expenses related to Web Unwired Products (WAP)
ILEC		Wireless/AXN	ALD Stars	Support of Wholesale services, prepaid calling cards, 800 numbers, internal calling cards, internal LD functions
WLN		AXN		Revenue requirements contract
WLN		AXN		Fiber maintenance contract
Wireless		ILEC	AOPC — Little Rock	Bill Printing for Wireline and CLEC
WLS		WLN	WLN conference calling service	WLS will own master underlying carrier agreement with InterCall for conference calling for WLN internal use and WLN external customers
WLS		WLN	WLN long-haul for LD and internet products	WLS/AXN will own master underlying carrier relationships w/MCI, Sprint, AT&T, and Global Crossing
WLS		WLN	WLN DA & OS for LD product	WLS will own master toll DA and toll OS carrier relationship with Sprint
WLS		WLN	WLN providing LD service	WLS will own CICs and WLN will procure services from WLS
WLS		WLN	WLS providing LD service	WLS will own master underlying carrier agreement with Sprint for sub-CIC traffic and WLN will have to procure this service from WLS
WLS		WLN	WLN 800 service	WLS will own master underlying carrier agreement with AT&T for providing Megacom 800 service to both WLN call centers and WLN external customers
WLN		WLS	WLS dial-tone service in retail stores	WLS will need to contract with WLN (CLEC) for dial-tone service in retail stores in overlap areas; not necessary for WLS retail stores in ILEC areas

BU Selling	BU Buying	Location of Service/ Functional
Service	Service	Department	Description of Service

WLN	WLS	WLS recip comp billing (CABS)	WLS would need to procure CABS billing services from WLN for recip comp billing (WLS has no systems in place to perform this)
WLN	WLS	WLS SS7 services	WLN will own SS7 STPs and network and WLS will need to procure signaling services from WLN
WLN	WLS	WLS 800 traffic termination	Several billing disputes today (ITC Deltacom, Sprint) over this traffic termination — WLN would need to be compensated by WLS for this service
WLN	WLS	WLS 911 services	WLS will need to contract with WLN for 911 network and usage where ILEC is PSAP
WLN	WLS	WLS ASAP circuit inventory system	WLN will own ASAP system and WLS will need to procure this service from WLN
WLN	WLS	WLS/AXN support services	Some level of personnel would be required for a WLS/AXN entity in order to provide underlying carrier service for WLN (areas of billing support, marketing, customer service, and provisioning)
WLN	WLS	WLS miscellaneous billing services	WLS would need to procure miscellaneous billing services from WLN for both E-911 and NMID billing (WLS has no systems in place to perform this)
WLN	WLS	WLS campus/building voice & transport services	For the following locations, WLS would procure these services from WLN: * Alpharetta campus (Centrex) — possible regulatory issues
* Charlotte call center WLS Financial Services (Centrex & transport)
* Twinsburg Data Center (Centrex & transport)
* Little Rock East and West campuses (Centrex)
WLN	WLS	WLS trunking to CLEC	In CLEC/WLS overlap areas today, ICA (interconnection agreements) would need to be struck between WLN (CLEC) and WLS for trunking between CLEC C.O. and WLS MTSO
WLN/WLS	WLS/WLN	WLS & WLN shared contracted private line services	WLN (CLEC or ILEC) leasing WLS (WLS or AXN) ring and vice versa
WLN	WLS	Action, TX (Data — circuit)	WLS Market circuit terminations onto IP Data POPs
WLN	WLS	Albany, GA (Data — circuit)	WLS Market circuit terminations onto IP Data POPs
WLN	WLS	Dalton, GA (Data — circuit)	WLS Market circuit terminations onto IP Data POPs

BU Selling	BU Buying	Location of Service/ Functional
Service	Service	Department	Description of Service

WLN	WLS	Fordyce, AR (Data — circuit)	WLS Market circuit terminations onto IP Data POPs
WLN	WLS	Hudson, OH (Data — circuit)	WLS Market circuit terminations onto IP Data POPs
WLN	WLS	Live Oak, FL (Data — circuit)	WLS Market circuit terminations onto IP Data POPs
WLN	WLS	Little Rock, AR (Data — circuit)	WLS Market circuit terminations onto IP Data POPs
WLN	WLS	Raleigh, NC (Data — circuit)	WLS Market circuit terminations onto IP Data POPs
WLN	WLS	Moultrie, GA (Data — ethernet)	Ethernet termination for WLS Message Register (MR)
WLN	WLS	Greenbrier, AR (Data — ethernet)	Ethernet termination for WLS Message Register (MR)
WLN	WLS	Little Rock, AR (Data — ethernet)	Ethernet termination for WLS Message Register (MR)
WLN	WLS	Hudson, OH (Data — ethernet/PDSN)	Ethernet termination for PDSN
WLN	WLS	Little Rock, AR (Data — ethernet/PDSN)	Ethernet termination for PDSN
WLN	WLS	Atlanta, GA (Data — ethernet/PDSN)	Ethernet termination for PDSN
WLN	WLS	Raleigh, NC (Data — ethernet/PDSN)	Ethernet termination for PDSN
WLN	WLS	Atlanta, GA (Data — MMS)	MMS T1 Port to Ericsson
WLN	WLS	Little Rock, AR (Data — MMS)	MMS T1 Port to Ericsson
WLN	WLS	External VPN Connections	VPN Connectivity to 3rd party vendors for app traffic & support
WLN	WLS	Support for Wireless Email	Current SMTP email relay/ processing wireless svcs
WLN	WLS	DNS & IP Address Mgmt Svcs	Maintain access to existing DB tools from SystemFusion
WLN	WLS	Openwave	Openwave Email Migration
WLN	WLS	Network Mgmt	Network Mgmt
WLN	WLS	Network Security	Network Security
WLN	WLS	Interoffice MTSO (Service Delivery Network-SDN)	Interoffice MTSO (Service Delivery Network-SDN)
WLN	WLS	Ericsson MMS VPN	Ericsson MMS VPN
WLN	WLS	Syniverse Data Roaming VPN	Syniverse Data Roaming VPN
WLN	WLS	Blackberry RIM VPN	Blackberry RIM VPN
WLN	WLS	Axcess Enterprise VPN	Axcess Enterprise VPN
WLN	WLS	CDPD/Axcess Enterprise VPN	CDPD/Axcess Enterprise VPN

BU Selling	BU Buying	Location of Service/ Functional
Service	Service	Department	Description of Service

WLN	WLS	Greenbrier, AR — Wireless Messaging	Wireless Messaging
WLN	WLS	Moultrie, GA — Wireless Messaging	Wireless Messaging
WLN	WLS	Wireless IT & Billing VPN	Wireless IT & Billing VPN
WLN	WLS	Port Charges (Data)	Internet Transit Svcs — Port connections in 8 locations
WLN	WLS	Bandwidth Charges	Internet Transit Svcs — Bandwidth Usage
WLS	WLN	Fort Smith, AR (Data — internet)	Dedicated Internet Customer ports on MTSO router equipment
WLS	WLN	Greensboro, NC (Data — internet)	Dedicated Internet Customer ports on MTSO router equipment
WLS	WLN	Omaha, NE (Data — internet)	Dedicated Internet Customer ports on MTSO router equipment
WLS	WLN	Raleigh, NC (Data — internet)	Dedicated Internet Customer ports on MTSO router equipment
WLS	WLN	Springfield, MO (Data — internet)	Dedicated Internet Customer ports on MTSO router equipment
WLS	WLN	Storage Area Network	SAN — includes port connection fee and GB fee
WLS	WLN	Operating System Support	Operating System Support
WLS	WLN	Database Support	Database Support
WLS	WLN	Backup/Restore Services	Backup/Restore Services
WLS	WLN	General App Separation Sup	General App Separation Sup
WLS	WLN	DNS/NTP Services	DNS/NTP Services
WLS	WLN	SSL Certificate Mgmt	SSL Certificate Mgmt
WLS	WLN	WLN Content Migration Sup	WLN Content Migration Sup
WLS	WLN	Core OC-12 Links	AXN Transport for Core OC-12 Links
WLS	WLN	Access to Internet Transit	AXN Transport for Access to Internet Transit
WLS	WLN	Backhaul to 56 WLN markets	AXN Transport for backhaul to 56 WLN markets
ILEC	WLS	Verizon DA contract	Contract between ACI and Verizon DA. Needs to stay wireline due to commission mandated SLAs which are incorporated in contract
ILEC	WLS	Targus	SS7 — LIDB and CNAM functionality
ILEC	WLS	Verisign	SS7 — LIDB and CNAM functionality
WLS	ILEC	MVNO in overlap markets	Wireline acting as an MVNO in overlap markets

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the registrant in connection with the registration of its common stock. All amounts are estimates except the Securities and Exchange Commission registration fee.

Amount to
Item	Be Paid*

Securities and Exchange Commission registration fee	$0
Blue Sky fees and expenses	0
Legal fees and expenses	20,000
Accounting fees and expenses	0
Printing expenses	0
Miscellaneous	0

Total	$20,000

*	This Registration Statement is filed contemporaneously with the filing by Valor Communications Group, Inc. (“Valor”) of a Registration Statement on Form S-4 regarding the transactions contemplated by the Agreement and Plan of Merger between Valor, Alltel Corporation (“Alltel”) and Alltel Holding Corp. (“Spinco”) and the Distribution Agreement between Alltel and Spinco, each dated as of December 8, 2005. There have been no incremental expenses or fees incurred by Spinco relating solely to this Registration Statement other than the legal fees listed herein.

Item 14.	Indemnification of Directors and Officers
      The DGCL permits a Delaware corporation to indemnify directors, officers, employees, and agents under some circumstances, and mandates indemnification under certain limited circumstances. The DGCL permits a corporation to indemnify a director, officer, employee, or agent for expenses actually and reasonably incurred, as well as fines, judgments and amounts paid in settlement in the context of actions other than derivative actions, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Indemnification against expenses incurred by a present or former director or officer in connection with his defense of a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits. The DGCL grants express power to a Delaware corporation to purchase liability insurance for its directors, officers, employees, and agents, regardless of whether any such person is otherwise eligible for indemnification by the corporation. Advancement of expenses to directors and officers is permitted, but a person receiving such advances must provide an undertaking to repay those expenses if it is ultimately determined that he is not entitled to indemnification.
      The Amended and Restated Certificate of Incorporation (the “Certificate”) of Spinco provides for indemnification of directors and officers to the fullest extent authorized or permitted by the DGCL, as amended from time to time. The right to indemnification conferred by Article SEVENTH of the Certificate includes the right to be paid by Spinco the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.
      In addition, the directors and officers of Spinco may also be indemnified by Alltel Corporation (“Alltel”), as a subsidiary of Alltel to the same extent as a director of officer of Alltel. The Amended and Restated Certificate of Incorporation of Alltel (the “Alltel Certificate”) provides for indemnification to the fullest extent permitted by the DGCL, as amended from time to time. Under the Alltel Certificate, any expansion of the protection afforded directors, officers, employees, or agents by the DGCL will automatically extend to Alltel’s directors, officers, employees, or agents, as the case may be. Article VII of the Alltel Certificate provides for the indemnification of directors, officers, agents, and employees for expenses incurred by them and judgments rendered against them in actions, suits or proceedings in relation to certain matters brought against them as such directors, officers, agents, and employees, respectively. Article VII of the Alltel Certificate also requires Alltel, to the fullest extent expressly authorized by Section 145 of the DGCL, to advance expenses incurred by a director or officer in a legal proceeding prior to final disposition of the proceeding.

Item 15.	Recent Sales of Unregistered Securities
      In connection with the registrant’s incorporation, on November 2, 2005, the registrant issued 1,000 shares of its common stock, par value $.01 per share, to Alltel Corporation in consideration of an aggregate capital contribution of $10.00 by Alltel Corporation. This issuance was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof because the issuance did not involve any public offering of securities.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits
      See Exhibit Index.
      (b) Financial Statement Schedules
      All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:
      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Little Rock, State of Arkansas, on May 23, 2006.

ALLTEL HOLDING CORP.

By:	/s/ Jeffery R. Gardner

Name: Jeffery R. Gardner

Title:	President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Francis X. Frantz Francis X. Frantz	Chairman of the Board of Directors	May 23, 2006

/s/ Jeffery R. Gardner Jeffery R. Gardner	Director and President and Chief Executive Officer (Principal Executive Officer)	May 23, 2006

/s/ Brent K. Whittington Brent K. Whittington	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 23, 2006

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of December 8, 2005, by and among Alltel Corporation, Alltel Holding Corp. and Valor Communications Group, Inc. (included as Annex A-1 to the proxy statement/ prospectus-information statement forming a part of this registration statement). Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules, exhibits and similar attachments to this Agreement have not been filed with this exhibit. The schedules contain various items relating to the assets of the business being acquired and the representations and warranties made by the parties to the Agreement. The Registrant agrees to furnish supplementally any omitted schedule, exhibit or similar attachment to the SEC upon request.

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated May 18, 2006, by and among Alltel Corporation, Alltel Holding Corp. and Valor Communications Group, Inc. (included as Annex A-2 to the proxy statement/prospectus-information statement forming a part of this registration statement)
2.3	List of exhibits and schedules to Agreement and Plan of Merger*

3.1	Amended and Restated Certificate of Incorporation of Alltel Holding Corp.*

3.2	Bylaws of Alltel Holding Corp.*

4.1	Form of First Amendment to Securityholders’ Agreement by and among Valor Communications Group, Inc., Welsh, Carson, Anderson & Stowe and certain individuals affiliated therewith, Vestar Capital Partners and individuals affiliated therewith, and certain of other stockholders of Valor

5.1	Opinion of Kutak Rock LLP as to the legality of the Alltel Holding Corp. securities to be distributed in the spin-off*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain Federal income tax matters

8.2	Opinion of Kirkland & Ellis LLP regarding certain Federal income tax matters

10.1	Distribution Agreement, dated as of December 8, 2005, between Alltel Corporation and Alltel Holding Corp. (attached as Annex B to the proxy statement/ prospectus-information statement which is a part of this Registration Statement)

10.2	Employee Benefits Agreement, dated as of December 8, 2005, between Alltel Corporation and Alltel Holding Corp.*

10.3	Form of Tax Sharing Agreement among Alltel Corporation, Alltel Holding Corp. and Valor Communications Group, Inc.*

10.4	Form of Transition Services Agreement among Alltel Corporation and Alltel Holding Corp.*

10.5	Form of Reverse Transition Services Agreement between Alltel Corporation and Alltel Holding Corp.*

10.6	Commitment Letter, dated December 8, 2005, among Alltel Corporation and J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation*

10.7	Amendment to Commitment Letter, dated April 12, 2006, among Alltel Corporation and J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation*

10.8	Consulting Agreement, dated as of May 1, 2006, between John J. Mueller and Alltel Holding Corp.*

10.9	Employment Offer Letter between Grant Raney and Alltel Holding Corp. dated as of February 15, 2006*

10.10	Employment Offer Letter between Cindy Nash and Alltel Holding Corp. dated as of February 15, 2006*

21.1	Subsidiaries of the Registrant*

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of the wireline division of Alltel Corporation

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Valor Communications Group, Inc.

23.3	Consent of Kutak Rock LLP (included in Exhibit 5.1)*

23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)

Exhibit
Number	Description

23.5	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2)

99.1	Voting Agreement, dated as of December 8, 2005, between Alltel Holding Corp. and certain stockholders of Valor Communications Group, Inc. named therein (included as Annex C to the proxy statement/ prospectus-information statement forming a part of this registration statement)

99.2	Consent of Wachovia Securities

99.3	Consent of Bear, Stearns & Co. Inc.

99.4	Opinion of Duff & Phelps, LLC as to the solvency and adequacy of capitalization of Windstream Corporation

99.5	Consent of Duff & Phelps, LLC

*	Filed with the original filing of this Registration Statement on Form S-1 (Reg No. 333-133753) on May 2, 2006